ICICI Bank

Simplify

ANNUAL REPORT **2023-24**

ICICI Bank is continually enhancing delivery capabilities to provide high quality customer experiences. While we continue to invest in value propositions in line with the evolving customer preferences regarding products and services, a compelling opportunity emerges to unlock value through simplified banking. We believe this will significantly enhance our capability to serve Customer 360° more effectively and provide a seamless banking experience.

Recognising the imperative of simplifying, the Bank, over the years through a series of holistic initiatives, has implemented various measures focussing on decongesting processes, driving digital transformation and strengthening delivery channels to build a seamless and sustainable delivery framework. Continuing on this journey, the Bank is implementing these holistic initiatives across its entire organisational spectrum covering technology, operations, policies, organisation structure, franchise network and distribution channels.

Decongesting Processes

Process decongestion in our delivery framework is an ongoing effort with the objective of eliminating complexity, streamlining operations and building efficiencies to enhance customer satisfaction and strengthen operational resilience.

The Bank is strategically focussed on identifying and addressing complexity in customer journeys such as simplifying onboarding processes, designing quick and easy transaction processing and providing seamless and secure digital services. The Bank has upgraded to a single enterprise-level customer relationship management platform with enhanced capabilities for servicing all the banking needs of the customers. A common onboarding framework has been created for both asset and liability products related to know your customer. The OpsServe initiative enables the Bank to consolidate operational activities at business centres and thereby releases capacity for better customer engagement. VServ enables the business centres and micro market teams to seek solutions to diverse customer requirements by reaching out to a central pool of internal subject matter experts.

Process decongestion initiatives have improved our response and turnaround time thereby empowering our teams to effectively serve a diverse and vast base of identified customers in a simplified manner.

Digital Transformation

ICICI Bank's digital transformation journey is centred around integrating technologies and digital platforms to deliver seamless, simple and secure experiences, enabling customers to navigate and avail banking services with ease and convenience. The Bank's efforts continue to be guided by the three pillars of scalability, resilience and security across technology solutions.

As the Bank progressed on digital journey, various digital innovations were launched over the years for seamless access to banking services such as customer-friendly payment and collection solutions, 'Do-it-yourself' transactions journeys and bespoke solutions. The Bank leverages public data infrastructure, digital integrations and data analytics, as the foundation for informed decision-making which have led to paperless and end-to-end digital journeys across several products

with comprehensive value propositions for customers. Pre-approved offers across product segments leverage the digital capabilities for delivering right-sized offerings in an easy and seamless manner.

The digital transformation has consolidated the customer journeys in a simplified manner thereby providing customer-friendly and personalised experiences.

Delivery Channels

The Bank has realigned its organisation structure to create and support an effective distribution network across micromarkets and ecosystems for seamless delivery of products and services to its growing customer base in a simplified manner.

Business centre coverage has been optimised in key micromarkets for better customer reach for sales and service. Product-centric teams have been re-aligned to geographically cohesive customer-centric teams for greater synergy and for meeting the diverse banking needs of the customer. We have further empowered our on-ground teams by adding leadership personnel closer to the customer for faster decision-making to impart superior customer experience. With the aim to take the entire bank to the customer and serve the entire value chain, customer ecosystem propositions were launched and supported by industry-specific STACKS as well as digital platforms, which provide bespoke solutions to meet specific needs of the entire ecosystems.

The realignment of delivery channels has redefined customer engagement opportunities in a meaningful and simplified manner at various customer touchpoints and to bring the delivery closer to the customer.

The principles of 'Fair to Customer, Fair to Bank', 'One Bank, One Team' and 'Return of Capital' will continue to guide our operations. The Bank continues to lay strong emphasis on serving customers with simplicity, transparency and offering suitable banking solutions to build trust for long-term sustainable growth.

To view this report online, please visit:
https://www.icicibank.com/aboutus/annual.page

CONTENTS

INTEGRATED REPORT

STATUTORY REPORTS

FINANCIAL STATEMENTS

BANK AT A GLANCE

₹408.88 billion
Profit After Tax*

₹544.79 billion
Profit Before Tax Excluding Treasury*

₹442.56 billion
Consolidated Profit After Tax*

4.53%
Net Interest Margin*

₹18,715.15 billion
Standalone Total Assets

₹14,128.25 billion
Total Deposits

₹11,844.06 billion
Total Advances

16.33%
Capital Adequacy Ratio

**During fiscal 2024; others at March 31, 2024*

More than 30 million users on iMobile Pay

iMobile Pay, ICICI Bank's mobile banking application, has more than 30 million users. The total value of transactions done through this app stood at close to ₹11,000 billion in fiscal 2024.

Over 4,600 APIs

The Bank has over 4,600 APIs to manage more than 160 million financial and non-financial transactions per day.

22% growth in volume of transactions on InstaBIZ

The volume of financial transactions on InstaBIZ, the Bank's one-stop solution for all banking needs of business banking customers, grew by 22% in fiscal 2024.

16 million cards in force

Over 16 million credit cards in force as at March 31, 2024. Overall credit card spends grew by 28% year-on-year in fiscal 2024.

iLens platform for mortgages, enhanced to personal loan and education loan

iLens, ICICI Bank's lending solution, is an industry-first end-to-end digital lending platform covering the entire loan life cycle. It is a single interface that allows employees, third party agencies and sourcing channels to collaborate to facilitate faster turnaround of loan applications, greater transparency of loan status and an enriched customer experience. In addition to mortgages, the platform is now extended to personal and education loan offerings.

Presence across the country

The Bank has a network of 6,523 business centres, 17,190 ATMs and Cash Recycling Machines, and 570 Insta Banking Kiosks across the country.

Over 70% digital trade transactions

Of all the eligible trade transactions processed through the Bank, over 70% were done digitally.

35% of total energy consumed is from renewable sources

The share of renewable energy in total energy consumption from grid and on-site solar increased to 35% in fiscal 2024 as compared to 9% in the previous year.

34% y-o-y increase in UPI P2M transaction

The volume and value of UPI person-to-merchant (P2M) transactions increased by 34.4% and 76.4% respectively year-on-year in fiscal 2024.

₹12 billion committed to Tata Memorial Centre

ICICI Bank has committed a contribution of ₹12 billion to Tata Memorial Centre. The money will be utilised for setting up cancer care facilities in Maharashtra, Punjab and Andhra Pradesh.

FINANCIAL HIGHLIGHTS

TOTAL DEPOSITS


14,128.25
11,808.41
10,645.72
9,325.22
7,709.69
8,169.53
6,395.79
5,461.35
5,008.99
4,231.51
4,023.00
3,797.76
3,599.57
2,954.53
2,455.91
1,935.72
1,614.86
1,584.80
1,361.70
1,022.27
March 2020
March 2021
March 2022
March 2023
March 2024
Current Account (₹ in billion)
Savings Account (₹ in billion)
Term Deposit (₹ in billion)
Total (₹ in billion)

TOTAL ADVANCES


11,844.06
10,196.38
8,590.20
7,337.29
6,452.90
8.4%
28.4%
4.1%
8.8%
50.3%
5.1%
28.2%
5.1%
9.8%
51.8%
4.8%
27.2%
6.2%
8.9%
52.9%
3.3%
26.3%
7.1%
8.6%
54.7%
2.8%
24.4%
7.9%
8.6%
56.3%
March 2020
March 2021
March 2022
March 2023
March 2024
Retail
Rural Loans
Business Banking
Domestic Corporate & SME
Overseas
Total (₹ in billion)

NET WORTH


1,165.04
1,475.09
1,705.12
2,007.16
2,383.99
March 2020
March 2021
March 2022
March 2023
March 2024
Net Worth (Equity Share Capital, Employees Stock Options Outstanding, Reserves and Surplus) (₹ in billion)

CAPITAL ADEQUACY


16.11%
1.39%
14.72%
13.39%
19.12%
1.06%
18.06%
16.80%
19.16%
0.81%
18.35%
17.60%
18.34%
0.74%
17.60%
17.12%
16.33%
0.73%
15.60%
15.60%
March 2020
March 2021
March 2022
March 2023
March 2024
Tier I
Tier II
Common Equity Tier 1
Total

NII & NIM


743.06
621.29
474.66
389.89
332.67
3.73%
3.69%
3.96%
4.48%
4.53%
FY2020
FY2021
FY2022
FY2023
FY2024
Net Interest Income (NII) (₹ in billion)
Net Interest Margin (NIM)

PROVISION COVERAGE RATIO & NET NPA RATIO


75.7%
77.7%
79.2%
82.8%
80.3%
1.4%
1.1%
0.8%
0.5%
0.4%
March 2020
March 2021
March 2022
March 2023
March 2024
Provision Coverage Ratio (provisions on gross NPAs as a percentage of gross NPAs)
Net NPA Ratio (based on customer assets)

PROFIT BEFORE TAX (EXCLUDING TREASURY INCOME)


127.55
151.37
297.06
424.73
544.79
FY2020
FY2021
FY2022
FY2023
FY2024
Profit Before Tax (Excluding Treasury Income) (₹ in billion)

STANDALONE NET PROFIT


79.31
161.93
233.39
318.96
408.88
FY2020
FY2021
FY2022
FY2023
FY2024
Standalone Net Profit (₹ in billion)

MESSAGE FROM THE CHAIRMAN

"During fiscal 2024, the Bank continued to focus on growth in risk-calibrated profits, pursuing opportunities across business segments and geographies, within the guardrails of risk and compliance. The growth in business was broad-based underpinned by the Bank's focus on micromarkets and ecosystems."

Girish Chandra Chaturvedi
Chairman



The Indian economy continued to display resilience and growth in the year gone by. Industrial and services sector activity was strong on the back of domestic demand. Substantial public investment in infrastructure provided an impetus to growth. At the same time, the fiscal position continued to benefit from robust tax collections. The banking system has become significantly stronger in recent years and is well-placed to support the country's growth. The regulatory framework continued to evolve with a focus on high standards of compliance, operational resilience and a proactive approach towards addressing potential risks.

During fiscal 2024, the Bank continued to focus on growth in risk-calibrated profits, pursuing opportunities across business segments and geographies, within the guardrails of risk and compliance. The growth in business was broad-based underpinned by the Bank's focus on micromarkets and ecosystems. The Bank continued to enhance its liability franchise and focus on optimal asset-liability management. Enhancement of delivery systems, with emphasis on resilience, efficiency and customer experience, continue to be focus areas for the Bank. The Bank's asset quality is healthy and capital levels are well above regulatory requirements. The strong balance sheet, well-recognised brand and extensive franchise provide the foundation for the Bank's growth in the coming years.

The Bank is taking several initiatives towards simplifying the banking experience for its customers. The Bank has adopted a customer-centric approach, with the prime objective of serving all their banking needs in a holistic manner. The principle of 'Fair to Customer, Fair to Bank' underpins our strategy, aiming to build trust with our customers for long-term value creation and thereby growing the Bank's share of the business opportunity. Integrity, transparency and fairness continue to be core to serving our customers and each employee is expected to uphold these values while representing the organisation.

The rapid increase in adoption of digital modes of banking in recent years has significantly increased the requirements on operational resilience and effective management of the risks associated with technology in banking. The Bank continues to strengthen the technology infrastructure based on the key pillars of scalability, resilience and security. Information security is of paramount importance and is considered to be an integral part of our technology implementation. The Bank has taken a range of initiatives towards revamping digital platforms and enhancing its core applications to cater to higher business volumes. The Bank has laid strong emphasis on continuous strengthening of operational resilience for seamless delivery of services and customer delight.

During fiscal 2024, the Bank continued to make progress on its sustainability journey. The achievements in fiscal 2024 strengthened the Bank's commitment to environmental, social and governance (ESG) aspects of its business. The Bank achieved an increase in the proportion of renewable sources in its total energy consumption, resulting in a decline in Scope 2 emissions. The Bank has now set a target of becoming carbon neutral in Scope 1 and Scope 2 emissions by fiscal 2032. The Bank also continued to work towards integrating climate change related risks in its risk management. Building an understanding of sustainability and ESG among the employees is a key area of focus, with a view to embedding ESG in all relevant areas of the Bank's operations.

The Bank has devoted significant resources to Corporate Social Responsibility (CSR) activities. The CSR initiatives span the thematic areas of healthcare, environment, supporting livelihood and community development. These include both large-scale projects as well as granular initiatives under the thematic areas spread across the country. Sustainability and scalability of projects are key pillars. The Bank estimates that its CSR initiatives have benefited over 12 million people thus far.

The Board is committed to maintaining the highest standard of corporate governance and will continue to review and strengthen these practices. The Board continuously endeavours to strengthen various policies and frameworks, and maintain oversight over risk management, audit and compliance with the laws of the land through its various Committees. The Board has laid strong emphasis on building an effective risk and compliance culture in the Bank. Ensuring organisational resilience and responsiveness to the evolving technological developments and cybersecurity are key focus areas. The Board will continue to maintain integrity, fairness and transparency in our engagement with all our stakeholders.

Looking ahead, while global geopolitical and economic conditions continue to remain uncertain, the prospects for the Indian economy are strong. The country's world-leading public digital infrastructure, its vast human capital, strong base of entrepreneurship, the manufacturing opportunity, infrastructure and industrial investment potential and the robust regulatory framework can support healthy growth for several years. The Bank is well-poised to focus on profitable business opportunities with a focus on operational resilience and balancing risks and rewards. We would like to thank all our stakeholders and look forward to your continued support.

As I demit office as the Chairman of the Board, I would like to thank my colleagues on the Board, the management team and all stakeholders for their support. The progress that the Bank has made on various fronts, strengthening its franchise and its balance sheet, is commendable. I am sure the Bank will build on this foundation to create sustainable value for its stakeholders. I take this opportunity to welcome Mr. P. K. Sinha as the new Chairman of the Board and wish him, the Board and the Bank all the very best in the years to come.

With best wishes,

Girish Chandra Chaturvedi
Chairman

June 30, 2024

CORPORATE INFORMATION

BOARD MEMBERS



Girish Chandra Chaturvedi
*Non-Executive (part-time) Chairman**



Pradeep Kumar Sinha
*Non-Executive (part-time) Chairman***



Neelam Dhawan
Independent Director



Uday Chitale
Independent Director



Radhakrishnan Nair
Independent Director



Hari L. Mundra
Independent Director



B. Sriram
Independent Director



S. Madhavan
Independent Director



Vibha Paul Rishi
Independent Director



Rohit Bhasin
*Independent Director****



Sandeep Bakhshi
Managing Director & CEO



Sandeep Batra
Executive Director



Rakesh Jha
Executive Director



Ajay Kumar Gupta
Executive Director

BOARD COMMITTEES

As on July 27, 2024

Audit Committee
Uday Chitale (C)
S. Madhavan
Radhakrishnan Nair
Rohit Bhasin

Board Governance, Remuneration & Nomination Committee
Neelam Dhawan (C)
Pradeep Kumar Sinha
B. Sriram

Corporate Social Responsibility Committee
Pradeep Kumar Sinha (C)
Radhakrishnan Nair
Uday Chitale
Vibha Paul Rishi
Rakesh Jha

Credit Committee
Sandeep Bakhshi (C)
Hari L. Mundra
B. Sriram
Rakesh Jha

Customer Service Committee
Vibha Paul Rishi (C)
Hari L. Mundra
Sandeep Bakhshi
Rakesh Jha

Fraud Monitoring Committee
Radhakrishnan Nair (C)
S. Madhavan
Neelam Dhawan
Sandeep Bakhshi
Rakesh Jha

Information Technology Strategy Committee
B. Sriram (C)
Neelam Dhawan
Sandeep Batra
Ajay Kumar Gupta

Risk Committee
S. Madhavan (C)
Pradeep Kumar Sinha
Vibha Paul Rishi
Rohit Bhasin
Sandeep Batra

Stakeholders Relationship Committee
Hari L. Mundra (C)
Uday Chitale
Sandeep Batra

KEY PERSONNEL

Anindya Banerjee
Group Chief Financial Officer

Prachiti Lalingkar
Company Secretary

* Up to June 30, 2024
** With effect from July 1, 2024
*** With effect from July 26, 2024
(C) Chairperson

MESSAGE FROM THE WHOLETIME DIRECTORS



Sandeep Bakhshi
Managing Director & CEO

Our priority is to simplify banking for our customers and deliver superior experience across all ecosystems, micromarkets and customer segments. Our 360° customer-centric service approach is anchored on core values of trust, integrity and transparency. We are making continuous efforts to strengthen our service digital capabilities and enhance our delivery systems underpinned by a focus on operational resilience. The Bank is committed to fostering a strong risk and compliance culture to ensure a balance of risk and rewards for delivering long-term sustainable outcomes.

We see exciting opportunities arising from the Indian economy and its global linkages and are committed to supporting this transformative journey. Driven by the principles of 'One Bank, One Team' along with 'Fair to Customer, Fair to Bank' and 'Return of Capital', our focus will be growing in a prudent and responsible manner. We remain committed to high standards of governance, and becoming a trusted financial partner for our customers while creating value for all stakeholders.



Sandeep Batra
Executive Director

At ICICI Bank, our focus remains on risk-calibrated profitable growth by maintaining high standards of governance, deepening our coverage and enhancing our delivery capabilities. Furthermore, we continue to cultivate a culture where every employee serves customers with humility and upholds the values of brand ICICI. We aim to be a trusted financial services provider of choice for our customers and deliver consistent, predictable returns to our shareholders.

In fiscal 2024, we remained committed to integrating sustainable practices into the Bank's operations. Encouraged by our steady progress, we have set a target of becoming carbon neutral in Scope 1 and Scope 2 emissions by fiscal 2032. Our efforts through ICICI Foundation for Inclusive Growth, our CSR arm, in providing affordable healthcare, creating rural livelihoods, and supporting societal development have made a difference to over 12.8 million lives across the country to date.



Rakesh Jha
Executive Director

We continue to strengthen our 360° customer-centric approach as 'One Bank, One Team', aiming to deliver value to our customers in line with our 'Fair to Customer, Fair to Bank' approach. Building trust-based long-term relationships with customers is core to our strategy for sustainable growth.

In fiscal 2024, we focussed on deepening our presence and harnessing business opportunities across ecosystems and micromarkets in a unified manner by leveraging our business centres, digital channels and partnerships. We have further empowered our frontline teams with enablers for enhancing customer engagement and providing seamless services. We continued to enhance our services and solutions such as onboarding new products on our iLens platform, enriching the export-import journey on Trade Online and technology integrations with customers to serve supply chain ecosystems. We believe our initiatives should be underpinned by simplicity and should enrich the customer experience.



Ajay Kumar Gupta
Executive Director

Offering high-quality banking services with simplicity and reliability is our key priority as we seek to deliver customer delight while ensuring resiliency of our operations. We continue to focus on enhancing delivery systems and simplifying processes for better outcomes. The Bank's delivery framework endeavours to take complete ownership of the customer's needs, right from onboarding to fulfilling various transaction needs, through a frictionless journey. We continued our approach of onboarding right counterparties including our partners and service providers. We continue to review our credit policies and credit delivery for offering right product propositions to our customers and deliver in a seamless manner. By leveraging data analytics, public digital infrastructure and digital capabilities, we strive to provide customers with a transparent and best-in-class banking experience.

We have laid strong emphasis on continuously strengthening our operational resilience for seamless delivery of services to customers. As we continue to grow our business, we remain invested towards strengthening our delivery systems and technology platforms to sustain scalability, security and resilience.

BUSINESS MODEL

VISION

To be the trusted financial services provider of choice for our customers, thereby creating sustainable value for our stakeholders.

CAPITALS

FINANCIAL CAPITAL

Our ability to maintain a strong balance sheet and enable business continuity, sustained growth, and shareholder returns.

For further details, please refer to the Management Discussion and Analysis section on page 123

HUMAN CAPITAL

Our competent workforce with diverse skill sets and valuable experience.

For further details, please refer to the section on Human Capital on page 52

INTELLECTUAL CAPITAL

Our ability to stay innovative and develop products and services that provide superior experiences to our customers.

For further details, please refer to the section on Our Business Strategy on page 14

MANUFACTURED CAPITAL

Our technology architecture along with the network of branches, ATMs, cash recycler machines and digital channels facilitates seamless delivery of services to customers.

For further details, please refer to the section on Our Business Strategy on page 19

SOCIAL AND RELATIONSHIP CAPITAL

Our commitment towards social empowerment and a financial ecosystem accessible to all.

For further details, please refer to the section on Social and Relationship Capital on page 60

NATURAL CAPITAL

Our focus on minimising the impact on natural resources through our operations and business.

For further details, please refer to the section on Environment and Sustainability on page 66

MISSION

To grow our risk-calibrated core operating profit by:

- Delivering products and services that create value for customers
- Bringing together all our capabilities to seamlessly meet customer needs
- Conducting our business within well-defined risk tolerance levels


ORGANISATIONAL VALUES
One Bank, One Team
Return of Capital
Fair to Customer, Fair to Bank
Agile Risk Management
Compliance with Conscience
OPERATING WITHIN THE GUARDRAILS OF RISK & COMPLIANCE
Credit
Market
Liquidity
Operational
Information Technology
Cyber
Legal
Reputation
Compliance
STRATEGIC VALUE DRIVERS FOR BUSINESS
Customer-Centricity
Micromarkets
Ecosystems
Cross-functional Collaboration
Partnerships
Leveraging Technology
Process Decongestion
Risk and Compliance Culture
CORE BUSINESS ACTIVITIES
Provide savings products
Provide credit to support consumption and economic activity
Enable financial inclusion
Facilitate payments and transactions
Enable wealth creation and management

VALUE DRIVERS

FINANCIAL CAPITAL

- Ensure a resilient balance sheet and strong capital levels
- Maintain robust funding profile
- Continue to strengthen portfolio quality
- Create value for shareholders

HUMAN CAPITAL

- Guided by 'One Bank, One Team'
- Enabling cross-functional collaboration
- Job rotation
- Continuous skill training and capability building
- Employee engagement

INTELLECTUAL CAPITAL

- Transforming *Bank to Bank*[Tech]
- Early adoption of emerging technologies enabling innovation
- Partnership with fintechs
- Decongesting processes and improving customer experience

MANUFACTURED CAPITAL

- A combination of physical and digital channels enabling seamless service delivery
- Strengthening digital capabilities for cost efficiency, process efficiency and enhancing customer experience
- Focus on cybersecurity, data privacy and operational resiliency
- Core and supporting IT systems that are responsive and scalable

SOCIAL AND RELATIONSHIP CAPITAL

- Engagement with customers, society and other stakeholders
- Participating in development efforts through the ICICI Foundation for Inclusive Growth
- Empowering rural women entrepreneurs
- Financial inclusion

NATURAL CAPITAL

- Supporting environment-friendly projects, subject to appropriate risk-return assessment
- Efficient energy management in the Bank's operations
- Use of renewable energy
- Environment-friendly initiatives

OUTPUTS	OUTCOMES

Profit Before Tax Excluding Treasury:

₹544.79 billion

in fiscal 2024

Profit After Tax:

₹408.88 billion

in fiscal 2024

Loans and Advances:

₹11,844.06 billion

at March 31, 2024

Deposits:

₹14,128.25 billion

at March 31, 2024

FINANCIAL CAPITAL

- Profit before tax excluding treasury grew by 28.3% and profit after tax by 28.2% on y-o-y basis
- Granular portfolio mix with 67.7% of corporate loans to entities internally rated A and above
- Net NPA ratio decreased from 0.48% at March 31, 2023 to 0.42% at March 31, 2024
- Common Equity Tier 1 ratio of 15.60% at March 31, 2024
- Consolidated return on equity of 18.9% in fiscal 2024

HUMAN CAPITAL

- Frontline teams reorganised and empowered for enabling 360° customer engagement and leveraging local opportunities
- Women comprised 32% of total employees at March 31, 2024
- Average person learning days of 12 days in fiscal 2024
- Diversity, equity and inclusion policy and human rights policy established to promote a culture of no discrimination
- Strong industry-academia engagement to create bankers with diverse skills

INTELLECTUAL CAPITAL

- iLens platform for mortgages, enhanced to personal loan and education loan offerings during fiscal 2024
- Value proposition launched for cross-border trade solutions in fiscal 2024; over 20 industry-specific STACKS developed providing bespoke solutions to customers
- Around five million Amazon Pay credit cards issued till March 31, 2024
- More than 4,600 APIs of which 2,600 APIs for retail banking and 200 APIs for corporate banking; over 160 million financial and non-financial transactions per day

MANUFACTURED CAPITAL

- Several initiatives taken towards enhancing delivery systems and simplifying processes with a focus on delivering customer delight
- Empowered business centres for enabling Customer 360°
- 623 business centres added during the year
- 13 exclusive business centres for ecosystem banking across Mumbai, National Capital Region (NCR) and Kolkata
- No material incidents of security breaches or data loss during fiscal 2024

SOCIAL AND RELATIONSHIP CAPITAL

- The 'Orange Book' continuously educates customers about various topics such as power of compounding, tax saving, will writing, succession planning and emerging frauds
- Improvement in the Bank's Net Promoter Score continued across products and services
- ₹5.19 billion spent towards corporate social responsibility initiatives; focussed on healthcare, environment and ecology, sustainable livelihood and societal development; 12.8 million beneficiaries through CSR initiatives till date
- Commitment of ₹12.00 billion to Tata Memorial Centre for expanding cancer care facilities at three locations
- Continuing support to self-help groups and promoting women entrepreneurship
- ISO 45001:2018 certification for Occupational Health and Safety Management at 18 large offices with total occupancy of more than 30,000 employees

NATURAL CAPITAL

- Outstanding portfolio of ₹685.28 billion towards sustainable sector, of which 28.3% was green financing to sectors like renewable energy, electric vehicles, green buildings and water and waste management at March 31, 2024
- 32% of Bank's premises were Indian Green Building Council certified at March 31, 2024
- Proportion of renewable energy in total energy consumption from the grid and on-site solar increased to 35% in fiscal 2024 from 9% in fiscal 2023

OUR BUSINESS STRATEGY

Strengthening our operational resilience and enhancing delivery systems to achieve sustainable growth.

During fiscal 2024, the Bank continued to advance in terms of profitability, its franchise as well as building capabilities for sustainable and resilient growth. On the back of core principles of 'Return of Capital', 'Fair to Customer, Fair to Bank' and 'One Bank, One Team', the Bank has sought to maintain a strong culture while pursuing its business objectives. Emphasis was laid on deepening coverage and enhancing delivery capabilities while continuing the focus on appropriate risk and reward. The Bank's strategic objective of risk-calibrated growth in profit before tax excluding treasury continued to drive businesses, anchored by a 360° customer-centric approach and exploring opportunities across ecosystems and micromarkets. The Bank's profit before tax excluding treasury grew by 28.3% year-on-year during fiscal 2024 to ₹544.79 billion. The Bank saw broad-based loan growth across segments with a growth of 16.8% year-on-year in the domestic loan portfolio to ₹11,509.55 billion. The Bank continued to maintain its competitive advantage in cost of funds while enhancing the liability franchise and maintaining a stable and healthy funding profile. During fiscal 2024, the Bank continued to maintain a strong balance sheet with adequate liquidity, prudent provisioning and healthy capital adequacy.

Building trust with all stakeholders is critical to the Bank's strategic objectives. The Bank re-iterates its focus on a strong risk and compliance culture that underpins dealings with our customers. We believe in serving our customers with integrity and transparency while offering suitable banking solutions. At the same time, the approach of right counterparty selection has provided an impetus to resilient growth in business. Remaining agile and aligning the organisation structure to evolving opportunities has helped in better serving our customers and exploring the potential across micromarkets and ecosystems.

The Bank has laid strong emphasis on continuously strengthening its operational resilience for seamless delivery of services to customers. It is also evolving in line with the growing and emerging requirements of our customers. We continue to focus on simplifying banking services to deliver an improved customer experience and enhance advocacy. As we continue to enhance our digital capabilities, which are integral to our operations, we remain invested towards strengthening our delivery systems, technology platforms and cybersecurity to sustain scalability and resilience.

Our efforts continue to be guided by our seven strategic value drivers and three key principles

- 360° Customer-centric Approach
- Focus on Micromarkets
- Focus on Ecosystems
- Collaboration and External Partnerships
- Process Decongestion and Operational Flexibility
- *Bank to Bank*^{Tech} Leveraging Technology and Digital
- Risk and Compliance Culture

Return of Capital | **Fair to Customer, Fair to Bank** | **One Bank, One Team**

Maximising Profit Before Tax[1]

[1] *Excluding treasury*

OUR BUSINESS STRATEGY


Taking Entire Bank to the Customer
Customer Expectations
Approach
Execution
Trust & Partnership
Customer Convenience
Reputed Brand & Quality Service
Right Counterparties
Customer Delight
Customer 360°
Simplify
Business Centres
Micromarket & Ecosystem
Digital Solutions

I. APPROACH TO CUSTOMERS

a. Focus on Customer 360°

Customer-centricity is core to our strategy in growing our business and delivering customer delight. We have sought to adopt a solution-oriented approach in meeting financial needs of a customer and designing solutions that are product and segment agnostic. We seek to take the entire bank to the customer and offer solutions that are holistic in nature and build trust that translates into a long-term relationship with our customers.

Delivering on the Customer 360° approach also requires enhancing delivery systems and simplifying processes for better outcomes. The Bank is continuously making efforts to streamline processes and leverage technology-based solutions for more meaningful customer engagement. Underscored by strong governance, controls and risk management, the endeavour of the Bank is to deliver products and services to customers in an appropriate manner. As part of our Customer 360° approach, the Bank continues to strengthen its franchise in terms of enabling constructive customer engagement, decision-making and accountability. This has led to transformation of branches into customer-oriented business centres.

The Bank's objective is to serve the entire value chain of corporate clients including their channel partners, dealers, vendors, employees and other stakeholders, by taking the full bank to the customer. The Bank's commitment is to deliver holistic solutions and provide seamless digital customer journeys.

b. Focus on Micromarkets

ICICI Bank continues to uphold its customer-centric ethos through an in-depth analysis of micromarkets, leveraging data analytics and market intelligence. This comprehensive understanding enables the Bank to deliver tailored solutions to customers across various segments, empowering frontline teams to devise localised strategies with tailored propositions. Micromarket insights allow the Bank to focus on aligned distribution and relevant delivery models. These insights are utilised in optimising business centre locations, ATM placements and build distribution networks to better align with customer needs and market dynamics thereby driving value creation through appropriate planning, resource allocation, channel alignment and marketing in every market the Bank serves.

OUR BUSINESS STRATEGY


Micromarket
Focus on High Potential Markets
Intensified Leadership Presence
Asset Distribution Aligned with Business Centres
Credit Business Centres Co-located in Business Centres
Execution
Understanding Market
Leveraging High Potential Segments & Ecosystems
Aligning Business Centres
Planning Business Centre Expansion in High Activity Pockets
Grow Risk-Calibrated Profitability

The localised branding, resourcing, capacity building and service offerings further enhance customer engagement and satisfaction, while focussed marketing campaigns cater to specific segments, complemented by alliances with relevant partners in each micromarket. Moreover, our commitment to innovation is exemplified through the implementation of Virtual Relationship Management (VRM), an AI-powered platform facilitating efficient and personalised customer interactions with the help of service and solution-based engagement. This cloud-based platform empowers our relationship managers to deliver meaningful solutions and services, thereby enriching customer experiences and helping to build robust relationships.

We have strategic digital tie-ups to empower our frontline teams with detailed local insights and structured catchment texture. Available at individual business centre level, the insights allow the teams to focus on the requirements of the catchment, develop localised strategies, allocate resources and provide customers with a personalised experience and relevant solutions.

The Bank continues to strengthen the organisational structure with 'State Business Heads' to capture the 360° opportunity in these geographies and 'City Business Heads' covering the full spectrum of the ecosystem in cities with large concentrated market opportunities. Credit Business Centres (CBC) continue to be placed closer to important markets to facilitate faster processing and delivery.

The combination of micromarket insights and digitisation continues to drive growth and efficiency, enabling us to serve more customers effectively. As of March 31, 2024, ICICI Bank's network comprised 6,523 business centres.

ICICI Bank's Network at March 31, 2024:

6,523
Business Centres

17,190
ATMs/Cash Recycling Machines

570
Insta Banking Kiosks

OUR BUSINESS STRATEGY


Approach to Ecosystem
Enhance Ecosystem Opportunities
360⁰ Solutions
Covering all Stakeholders
Identify all Opportunities Across the Value Chain
Taking Entire Bank to the Customer
Leverage Interlinkages and Focus on Execution
Multiple Large Ecosystems
Corporate
NRI
Merchant
Student
GCC
Healthcare
E-Commerce
Cross-Border Trade
Capital Market
PE/VC
MNC
Start-ups

c. Focus on Ecosystems

In line with the objective of creating customer-oriented ecosystems, the Bank has developed sector-specific solutions. These solutions focus on understanding industry and sector nuances and addressing specific requirements, which help to support businesses at every step of their journey. It provides comprehensive digital solutions for cash management, cross-border/domestic trade and supply chain finance as well as for their employees. These solutions cater to broking, custodian services, real estate, education, FMCG, healthcare, hospitality, NBFC, pharmaceutical and retail sectors among others.

The Bank is focussing on enhancing the cross-border trade ecosystem through various initiatives. It leverages the power of digitisation to enable decongestion and simplification of customer journeys. The Bank captures the end-to-end customer transaction lifecycle and through AI-driven trade rules, provides cross-selling opportunities at different stages of trade transaction within the Bank and across. The entire proposition is powered by technology solutions built on strong infrastructure and in a secure environment. These solutions consist of services such as Instant Export Packing Credit (InstaEPC), trade accounts (Exchange Earners' Foreign Currency Account and One Globe Trade Account), paperless export & import solutions i.e. e-Docs, i-Docs and e-Softex, foreign exchange solutions, digital letter of credit facility, electronic bill of lading (e-BL) and Trade Online i-BOE.

The Bank has broadened its digital payment solutions to capture opportunities presented by the fast-growing merchant ecosystem, thereby facilitating seamless transactions across various payment platforms. Strategic partnerships with leading payment partners have further expanded the Bank's merchants' market reach. Additionally, the focus is on enabling the merchants with relevant payment solutions fostering their digital transformation.

As of March 31, 2024, the Bank had 13 exclusive business centres for ecosystem banking across Mumbai, National Capital Region (NCR) and Kolkata. These ecosystem business centres are full-service centres that house multi-functional teams with expertise required to meet the needs of corporate customers and bringing the entire bouquet of services of the Bank to these corporates and their ecosystems.

d. Collaborations and Partnerships

Collaborating within and outside the organisation and building partnerships across the value chain is a key focus area. Partnerships with technology companies and platforms with large customer bases and operational excellence offer unique opportunities for growth and enhancing service delivery and customer experience in a safe banking environment.

The Bank has key partnerships with Amazon, MakeMyTrip and Emirates to offer co-branded credit cards. Amazon Pay credit cards continued to see healthy traction with over four million credit cards issued till March 31, 2024. The Bank aims to provide 360° solutions to the new-to-bank customers that have been acquired through Amazon Pay credit cards. The growth in credit card transactions was driven by higher activation rate through digital onboarding of customers, acquiring progressive profile customers and automated and effective portfolio management.

The Bank has not only pioneered the usage of FASTag for payments at various national and state highways, toll plazas but also expanded use cases to parking payments at airports, ports, malls, temples, hospitals, hill stations, forest and border check posts across the country. The Bank continues to grow in value of UPI acquiring transactions by growing faster than the ecosystem.

Over the recent years, we have witnessed the emergence of a vibrant startup ecosystem that leverages technology to simplify payment processes and lending, among other financial services. ICICI Bank is committed to harnessing these emerging technologies to add value in four key areas: generating new revenue streams, enhancing cost efficiency within existing systems and processes, managing our risk portfolio more effectively, and elevating the overall customer experience. In order to achieve these goals, the Bank is actively building a comprehensive ecosystem through strategic partnerships with startups.

The Bank focusses on innovation anchored partnerships in the early/growth stage startup ecosystem that align with the Bank's digital roadmap and possesses the potential to address developments in the financial services space effectively. As a part of this process, we also make equity investments in select startups. To foster these relationships, we initiate a comprehensive engagement plan, ensuring that the ideas, products, and services offered by these startups align with the Bank's core values, identify measurable goals and set timelines. The key to successful and timely engagement lies in fostering internal connections that amplify synergy.

Partnerships with start-ups help enable quicker adoption of new-age technologies at scale such as Artificial Intelligence and Machine Learning, blockchain, computer vision, cloud computing and more. Our collaborations with startups span various business verticals and domains, encompassing retail banking, Non-resident Indian (NRI) banking, corporate banking, treasury solutions, customer service, internal risk management and compliance/legal management. In this context, the Bank has adopted a technology-based approach that enables it to respond to the changing dynamics in an agile and responsive manner.

- The value of credit card transactions in fiscal 2024 was **1.3 times** the value in fiscal 2023.
- A leader in FASTag with a market share of about **28%** in fiscal 2024.

II. APPROACH TO DIGITAL, TECHNOLOGY AND PROCESSES

a. Digital Platforms and Solutions


iMobile Pay
iLens
InstaBIZ
FXOnline
Customised Solutions
Trade Emerge
InstaEPC
OneSCF (Supply Chain)
API Banking

ICICI Bank's digital transformation journey involves integrating digital technologies and platforms to enhance customer experience. Providing a diverse range of services like mobile banking, internet banking, UPI payments, and digital wallets, the strategy emphasises accessibility and security for all users. This inclusive approach underscores the Bank's dedication to offering convenient and secure banking solutions for everyone utilising the Bank's platforms. The open architecture platforms have enabled the Bank to extend banking services to non-ICICI Bank account holders. Digital channels continue to account for over 90% of financial and non-financial transactions.

iMobile Pay: One App Strategy

ICICI Bank's iMobile Pay app strategy focusses on delivering a seamless, secure, and personalised banking experience. The app prioritises accessibility with a user-friendly interface for easy navigation and access to a wide range of banking services including account management, fund transfers, bill payments, and investments. The app also embraces innovation by integrating emerging technologies like AI-powered chatbots for customer support and biometric authentication for login. The coverage of iMobile Pay app has expanded to standalone loan customers, credit card customers and non-ICICI Bank account holders. Video KYC continues to empower retail customers to complete 'Know Your Customer' (KYC) process through video interaction within a few minutes. Video KYC is live for 22 products, and is also available for re-KYC.

Security is paramount and it is ensured through advanced encryption, multi-factor authentication and other enhanced security measures such as limit on number of payee addition, customised transaction limits for internet banking and additional factor of grid card authentication. The Bank has also implemented an Enterprise Fraud Risk Management (EFRM) solution, a real-time transaction monitoring system which identifies transactions anomalies based on customer behaviour patterns and variety of data attributes. For the transactions qualifying the risk rule condition, an alert is generated which either

- The volume of UPI person-to-merchant (P2M) transactions increased by **34.4%** year-on-year in fiscal 2024 and the value of these transactions was **1.76** times the value in fiscal 2023.
- The Bank's market share in value of UPI P2M transactions is about **19.3%** in fiscal 2024.

OUR BUSINESS STRATEGY


iMobile Pay
ICICI Bank
iMobile Pay
11 mn+
Activations from
Non-ICICI Bank
account holders[1]
Payments
Scan to Pay,
Pay to Contact
Bill Payment
and Recharge
IMPS/NEFT/
Quick Transfers
Spends
Travel, Shopping
and Offers
Savings
Deposits
Personal Finance
Management
Investment
Borrow
Instant Loans,
Cards, PayLater,
PayLater EMI
Safety Feature
SmartLock[2]

[1] *Till March 31, 2024*

[2] *Live in Q1 fiscal 2025*

declines the transaction or challenges customers with step up authentication or customer is called for transaction confirmation through interactive voice response call.

The iMobile Pay app's addition of 'My Investment Portfolio' features a dedicated section offering ICICI Bank customers a unified view of their investments. Furthermore, the introduction of iFinance (powered by account aggregator) presents a comprehensive solution, accessible to all users across the Bank's digital platforms, enabling a consolidated view of all bank accounts. The addition of UPI for NRIs and smart scan capabilities simplifies transactions, complemented by its extensive range of 400+ services, with the unique voice search that makes navigation across these services quick and convenient. This holistic approach redefines digital banking standards, fostering deeper user engagement and loyalty. These advancements reflect ICICI Bank's commitment to ensuring a seamless and convenient personalised banking experience for its customers that evolves with growing needs in the digital era.

iLens

iLens - ICICI Bank's Lending Solution, is an integrated loan processing platform for retail loans. It is an industry-first end-to-end digital lending platform covering the entire loan life cycle, starting from onboarding to disbursement with the objective of providing superior transaction experience and enhanced operational efficiency.

It is a future-ready solution which harnesses digital collaborations with the fintech ecosystem. It is cloud native, device responsive and has micro services enabled open architecture which not only allows flexibility to integrate with multiple internal and external systems through APIs, but also facilitates faster time to market and adaptability.

In addition to mortgage which was introduced in fiscal 2023, product enhancements to iLens platform were made during fiscal 2024 to include personal loan and education loan. This is expected to further enable the Bank to provide enhanced customer experience and increase its ability to capture the entire Customer 360° ecosystem in a simplified, frictionless and digital manner, thereby creating value for the customers and the Bank.

iLens acts as a common interface across all users required in a retail loan journey. It has an inbuilt customer interface 'TrackMyLoan' through which the customers can track real-time status of their loan application, submit documents, respond to queries and access various communications and documents like sanction letter and fees acknowledgement. It offers a wide range of digital solutions like instant approval for products to existing as well as new-to-bank customers, digital disbursements (e-sign and e-stamp) and digital KYC verifications. Besides catering to digital loan applications, it also caters to 'phygital' and physical loan applications. It is enabled with an in-house robust rule engine facilitating efficient decisioning and standard implementation of various policy, process and regulatory norms.


iLens - Digital Platform for Retail Lending Products
Onboarding
Verification
Decisioning
Disbursal
One System for all Products
One System for all Workflows
iLens
One System for all Stakeholders
Paperless Login, Instant Sanction and Digital Disbursement
Digital Collaborations from Fintech Ecosystem
Robust Risk Management Framework
Real-Time Status Tracking
Mortgage
Personal Loan
Education Loan

InstaBIZ: All-in-One App for Business Banking

InstaBIZ is a one-stop solution for all banking needs of business banking customers. Our 'All-in-One Business Banking' app provides all services to help the customers with their daily business needs. Customers can apply for loans, avail instant overdraft, open a current account, manage export-import transactions, get merchant banking solutions, make instant bill and tax payments, and do a lot more with the business banking app on the go.

The Bank strives towards continuous improvement by actively seeking and incorporating customer feedback into developing new & enhanced features to provide better customer experience through simplified journeys and intuitive UI/UX.

Digital Platforms and Solutions for Corporate Customers

ICICI Bank's digital offerings for large corporates and their ecosystems include digital platforms for domestic and international trade, and industry-specific solutions across the value chain. The Bank has created several industry-specific STACKs, which provide bespoke and purpose-based digital solutions to corporate clients and their ecosystems. The four main pillars of ICICI STACK for corporates include digital banking solutions for companies; digital banking services for channel partners, dealers and vendors; digital banking services for employees; and curated services for senior client personnel. The Bank is investing in areas that are critical for delivering enhanced customer experiences, boosting productivity, improving operational efficiency and creating simplified customer journeys.

The Bank commenced its journey to digitise the end-to-end Bank Guarantee (BG) issuance process across all touchpoints, from receiving a request to processing and delivery, providing an uninterrupted digital experience to the customers. Trade Online, the flagship platform for trade transactions, provides a digital channel to place BG requests online. The Bank has enhanced its BG offering by introducing Smart BG Assist, a first-of-its-kind solution, that makes the BG text creation process seamless by

InstaBIZ: Business Banking App



All Services at One Place

iFinance

CIBIL Report

FXOnline

empowering the customers with a Do-it-yourself (DIY) experience, providing real-time feedback. Smart BG Assist is enabled across channels and business centres. The Bank has enabled digital execution of BGs using e-stamping and e-signing solutions, through empanelled agencies, that make BGs paperless and help in their digital transmission. The Bank also provides a digital repository of BGs for the beneficiaries on Trade Online which helps them in managing their incoming BGs. The entire process is crafted in a manner that provides operational efficiency to all the stakeholders.

Supply chain financing is an increased requirement from corporate clients for bringing in efficiency and scale within their supply chain ecosystem. The Bank's wide range of supply chain and structured trade products offer a one-stop solution to corporate clients and their supply chain partners, helping in optimising their working capital financing needs and thereby increasing efficiencies in their ecosystem. These supply chain solutions are offered digitally through various secured platforms namely OneSCF, Financial Supply Chain Management (FSCM), CorpConnect and DigitalLite, wherein corporates can seamlessly manage their supply chain requirements of payments, collections, data reconciliation and customised dashboards in a paperless environment.

Digital Solutions for Non-Resident Indians

Non-Resident Indians (NRI) banking continues to be a key growth driver for the Bank's international banking business. The focus continues to be on improving customer experience through enhanced service architecture, value propositions and seamless processes, with the objective of capturing Customer 360° and market share.

The Bank was amongst the first few to launch UPI facility for NRI customers. Currently this facility is available in ten countries – Australia, Canada, Hong Kong, Oman, Qatar, Saudi Arabia, Singapore, UAE, UK and USA. In addition, the welcome kit to on-board new customers on product and service offerings is now digital to add to the green initiatives. Simplified servicing at contact centres through voice biometrics eliminates the need for subsequent authentication.

Facilitating frictionless cross-border remittance solutions has been the core strategy in re-designing the Bank's solutions for both inward and outward remittance needs of NRIs and resident Indians. On Money2India-US, the remittances platform has been upgraded and integrated for increasing the instant account verification of remitters. For inward remittances, the Bank continues to focus on partnerships with other banks and exchange houses as well as, synergies with the channel teams to enhance offline remittance flows and service.

On retail outward remittances, focus continues on leveraging iMobile Pay channel for existing and new customers. As an industry-first initiative, full value transfers (Guaranteed Delivery Product) have been enabled for all retail outward remittances in USD and GBP currencies facilitating the beneficiaries to get full value for their underlying remittance transaction. Automation of final credit confirmation to remitters through an SMS based on the SWIFT Global Payments Innovation (SWIFT GPI) integration has also been implemented.

b. Transforming into *Bank*^{Tech}

In fiscal 2024, the *Bank* to *Bank*^{Tech} journey has progressed with increased focus on technology platforms, embedded banking, cloud adoption, data platform and analytics. The Bank's efforts continue to be guided by the three pillars of scalability, resilience and security across technology solutions.

As a part of the Bank's technology strategy, the Bank has created an enterprise architecture framework across digital platforms, data and analytics, micro services-based architecture, cloud computing, cognitive intelligence and other emerging technologies. Each facet of the architecture considers basic foundational elements of scalability, modularity, agility, availability and resilience besides being cloud native and digitally native.

The Bank has also been reviewing the Generative AI framework and solutions for possible integration with applications currently used. The Bank has done an assessment of the opportunities and risks arising out of the Generative AI tools and models with initial focus towards creating internal tools to assist employees to serve customers better.

OUR BUSINESS STRATEGY

The Bank has more than 4,600 APIs, of which close to 1,800 APIs are consumed internally for communication across applications. The Bank has about 2,600 APIs for Retail banking and about 200 APIs for Corporate banking. The Bank has been managing more than 160 million financial and non-financial transactions per day.

The Bank has expanded its data centres across regions and is moving towards enabling Availability Zones across application clusters. The Bank has been investing in observability platforms which are critical towards ensuring preventive and proactive responses across application and infrastructure landscape.

Over **2,600**
APIs for Retail Banking

Over **200**
APIs for Corporate Banking

Over **160 million**
Financial and Non-Financial Transactions Per Day


Approach to Technology
Data & Intelligence
Enterprise Data Platform
Data & Conversational Intelligence
Gen AI for Banking Use Cases
Robotic Process Automation
Federation
API, Embedded Banking
Digital Engagement Hub
Business Rule Engines, Workflows
Onboarding & Servicing
Unified Customer Experience including Onboarding Journeys Across Self-Service and Assisted Flows
Scalable
Resilient
Secure
Trade & Payment
Enterprise Payments Hub
Trade Platform, Remittances
UPI on Cloud
Engagement
iMobile, InstaBIZ
Internet Banking
CRM
Core Platforms
Platform Revamp
Hollowing the Core
Containerised Deployment
Sales
Onboarding
Transaction
Servicing

The fast-moving technology landscape along with various channels of interaction also means increased focus on information security across various aspects of technology beginning from data centre to the cloud to the entire technology supply chain. The Bank has adopted an integrated security architecture based on zero trust principles across data centre and cloud implementations.

c. Building Efficiencies and Flexibility

The Bank leverages technology to automate and redesign processes, building end-to-end digital journeys, removing redundancies and using public digital infrastructure (PDI) to strengthen operational resilience and deliver seamless customer service.

In the fiscal year 2024, the Bank focussed on better customer engagement and relationship building at business centres by consolidating their operational activities and releasing their capacity through OpsServe initiative. The Bank has also initiated programs like UDAAN for NRI, senior citizen campaign for reaching out to customers proactively for timely servicing.

The Bank is leveraging the changing technological landscape and the power of subtraction to give a Customer 360° product onboarding experience to customers with initiatives such as One KYC, savings account with home loan, co-branded cards with minimum data and documentation. The Bank has also focussed on rationalising variants and removing complexity for its Business Banking Customers through end-to-end unified and automated disbursement journeys which has resulted in leaner processes and reduced turnaround time.

The Bank focusses on simplification of processes and building digital journeys to create faster and seamless delivery of services to its customers. The Bank has upgraded to a single enterprise-level Customer Relationship Management (CRM) platform with enhanced capabilities for all servicing needs of the customers.

III. APPROACH TO CULTURE

a. One Bank, One Team

The core principle of 'One Bank, One Team' underscores the Bank's endeavour to harness business opportunities across ecosystems and micromarkets. Employees are equipped with requisite knowledge and skills to serve customers in line with 'One Bank, One Team'. Emphasising teamwork and collaboration to provide comprehensive financial solutions to customers, is reflected in the compensation to employees with performance bonuses tied to the overall Bank's performance. Further, the Bank has restructured teams internally to better support its Customer 360° strategy by deepening leadership presence in key markets. Through job rotation, employees gain broader exposure to banking products and are encouraged to identify opportunities for Customer 360° within the guardrails of risks and compliance.

For more details kindly refer page 52

b. Fair to Customer, Fair to Bank

The principle of 'Fair to Customer, Fair to Bank' emphasises the need to deliver fair value to customers while creating value for shareholders, which would guide the Bank's operations. The Bank seeks to sell products and offer services which meet societal needs and are in the interest of our customers. The Bank also strives to enable its employees to keep delivering a seamless customer experience.

For more details kindly refer page 32

c. Risk and Compliance Culture

ICICI Bank recognises the importance of establishing an effective framework and supporting processes so that all employees seek to exhibit values aligned to the risk and compliance culture policy. The aim is to uphold a strong risk and compliance culture throughout the Bank. The Risk and Compliance Culture Policy establishes the guiding principles and the framework for implementation of the same.

The effective implementation of the policy includes a governance framework with roles and responsibilities of the Board, MD & CEO and Executive Directors and the Risk and Compliance Culture Council. The Council undertakes the periodic review on status of implementation of the policy and updates are provided to the Board on an annual basis.

For more details kindly refer page 30

KEY AREAS OF BUSINESS

Retail and Rural Banking

The retail business continued to be a key driver of growth in fiscal 2024, as we pursued a strategy of building a diversified and granular loan portfolio. The Bank's retail portfolio grew by 19.4% year-on-year to ₹6,662.61 billion at March 31, 2024. Retail loans accounted for 54.9% of total loans, and including non-fund based outstanding, the share was 46.8% in the total portfolio. The Bank has undertaken several initiatives to offer a convenient and frictionless experience to customers by digitising the entire underwriting process, with instant loan approvals.

In order to capture the growing opportunities in rural market, the Bank has merged retail and rural business groups within one structure which reflects the Bank's increasing focus towards rural India. The Bank's rural portfolio grew by 17.2% year-on-year to ₹1,024.46 billion at March 31, 2024, accounting to 8.4% of the total portfolio. The Bank offers a diverse set of products catering to end-to-end needs in the value chain. The Bank also provides consumption loans for low-income customers. Financial solutions are offered to micro-finance institutions, Self-Help Groups (SHGs), co-operatives constituted by farmers and corporations and Small and Medium Enterprises (SMEs) engaged in agriculture-linked businesses.



The Bank offers financial solutions to micro-finance institutions, Self-Help Groups (SHGs), co-operatives constituted by farmers and corporations and Small and Medium Enterprises (SMEs) engaged in agriculture-linked businesses.

The Bank's strategy to serve the rural segment of the economy is based on the integrated nature of the rural ecosystem. The Bank has identified four main ecosystems in the rural market to enrich the banking experience for its habitants. These ecosystems include farmers, dealers, self-employed, and micro-entrepreneurs. The farmer ecosystem includes participants like agriculturists, seed producers, agri-input dealers, warehouses, agri-equipment dealers, commodity traders and agri processors. Products offered include working capital loans through the Kisan Credit Card (KCC) and gold loans and term loans for farm equipment, and farm development. The dealer ecosystem comprises dealers/distributors of farm equipment, and various inputs and ancillary suppliers related to rural economy. The self-employed ecosystem comprises rural entrepreneurs who are engaged in trading and manufacturing activities based out of commercial and industrial areas in the rural market dealing with both agri & non-agri related products. The micro-entrepreneurs lending space includes women from the lower-income strata of the population, non-government organisations and other institutions working at the grassroots level in the rural economy. The operational structure and offerings put the Bank in a unique position to leverage opportunities in different ecosystems within the rural markets.

The Bank's reach in rural areas comprises a network of branches, ATMs, field staff and business correspondents providing last-mile access in remote areas. Of the Bank's network of 6,523 business centres, 50.7% are in rural and semi-urban areas. Including the Business Correspondent Agent network, the Bank covers over 9,940 rural locations. There were over 4,600 ATMs at semi-urban and rural centres at March 31, 2024 having a proportion of 27% out of the total number of ATMs pan India.

Small and Medium Enterprises and Business Banking

The Small and Medium Enterprises (SME) and Business Banking portfolio comprises exposures to companies with a turnover of up to ₹2.50 billion. The SME and Business Banking portfolio grew by 27.4% to ₹1,533.23 billion at March 31, 2024, accounting for 12.7% of the overall portfolio.

OUR BUSINESS STRATEGY



The Bank devised comprehensive digital solutions & platforms which are also fulfilled through Do-it-Yourself (DIY) and Do-It-for-Me (DIFM) through our business centres, InstaBIZ mobile apps and the Bank's website and partner websites.

The growth in the portfolio was driven by the Bank's approach of catering to 360° needs of customers across business life cycle ranging from onboarding, payment & collection, cross-borders, account reconciliation besides working capital requirements. Envisaging these customer requirements, the Bank devised comprehensive digital solutions & platforms which are also fulfilled through Do-it-Yourself (DIY) and Do-It-for-Me (DIFM) through our business centres, InstaBIZ mobile apps and the Bank's website and partner websites. In addition, a dedicated Relationship Manager completes the Bank's approach to providing full 360° solutions to its customers.

The Bank's focus in these businesses continues to be on parameterised and programme-based lending, which is granular and well-collateralised. The Bank has devised an integrated underwriting approach which is scorecard driven. Leveraging digital tools and data analytics, the Bank has built a couple of scorecards namely Unicore and Infinity, which cater across customers, turnover ranges and loan ticket size. A combination of qualitative and quantitative assessment tools is utilised to arrive at the final credit decision. Additionally, to cater specifically to the micro segment, the Bank has put in place a surrogate programme-based underwriting process on documents such as bank statement and Goods and Services Tax (GST) returns for credit assessment.

The Bank maintains a robust risk management framework to manage the SME and business banking portfolio. The Bank constantly monitors and analyses the portfolio to detect stress, thus enabling the Bank to take early action and ensuring healthy portfolio quality. The Bank has further strengthened its underwriting process by integrating various digital tools like bank statement analyser, automatic fetching of bureau reports and enhanced business rule engine to generate probability of default scores for score-based analysis.

Wholesale Banking

The Bank's wholesale banking customers include large private sector business houses and companies, banks and financial institutions, public sector undertakings and central and state government entities. The Bank's wholesale banking portfolio grew by 10.0% year-on-year to ₹2,582.79 billion at March 31, 2024, accounting for 21.3% of the total portfolio. The Bank also has a strong

franchise among Multi-National Corporations (MNCs), real estate companies, IT & ITeS and new-age services companies, along with the financial sponsors space with special focus on private equity funds and their investee companies. Additionally, the Bank also caters to the requirements of the capital market participants and custody service providers through digital solutions improving their operational efficiency.

The Bank's approach has been to deepen partnership with its clients and provide support to clients through their entire life cycle. The Bank caters to various needs of the clients across trade, treasury, bonds and commercial papers through its comprehensive and technologically advanced delivery platforms while also catering to the needs of their supply chain network.

The Bank aims to become a business partner to its clients instead of merely being a capital provider. With the client at the centre, all teams across the Bank are well-aligned to offer the entire Bank's offerings to wholesale clients and their ecosystems. This has not only made client servicing more effective, but also helped in deepening the Bank's relations in high-value retail accounts of senior client personnel and employees through a suite of retail products like salary, private and wealth banking, home loans, personal loans and vehicle loans.

Supply chain financing is an integral part of the corporate ecosystem and solutions like CorpConnect and DigitalLite enable corporates to seamlessly manage supply chain financing, payments, collection and reconciliation requirements of their dealers and vendors in a convenient and paperless process. These solutions also automatically assess the eligibility of the client's dealers and vendors for credit through a business rule engine, GST returns, intelligent algorithm with automated bureau checks and dedupe checks.

The Bank has extensively leveraged analytics to monitor transactions and the portfolio quality. While new credit is extended in a granular manner to well-established and well-rated business groups, data analytics is used for portfolio monitoring and identification of early warning signals in the existing portfolio. This has led to enhancement of the overall quality of the corporate portfolio.



Our solutions like CorpConnect and DigitalLite enable corporates to seamlessly manage supply chain financing, payments, collection and reconciliation requirements in a convenient and paperless manner.


Online Overseas Money Transfer
Simple | Secure | Quick

The Bank's international franchise focusses on four strategic pillars, namely the NRI ecosystem comprising deposits, remittances, investments and loan products.

International Business

ICICI Bank's international presence consists of business centres in six overseas locations and representative offices in ten locations outside India. The Bank's overseas book was ₹334.51 billion at March 31, 2024, accounting for 2.8% of the total portfolio. The Bank has an IFSC Banking Unit (IBU) in GIFT City Gujarat, an Offshore Banking Unit (OBU) in Mumbai, and wholly-owned subsidiaries in the United Kingdom (UK) and Canada.

The Bank's international franchise focusses on four strategic pillars, namely the NRI ecosystem comprising deposits, remittances, investments and loan products; the MNC ecosystem comprising both foreign MNCs investing in India and Indian MNCs for their foreign currency and other requirements outside India, as well as Global Capability Centres (GCC), which are back-offices of MNCs created to serve the world; trade ecosystem, comprising primarily India-linked trade transactions which are self-liquidating in nature; and funds ecosystem, to capture fund flows into India through the Foreign Portfolio Investment (FPI) and Foreign Direct Investment (FDI) route.

The IBU in GIFT City endeavours to capture global banking requirements of the Bank's client base in India to enhance the Customer 360° banking experience. IBU business centre complements the Bank's domestic business by providing foreign currency banking solutions across corporate banking, funds, wealth management and global markets business. ICICI Bank is a settlement banker to all three exchanges in GIFT City – NSE IFSC, India International Exchange (INX) and The India International Bullion Exchange (IIBX). The Bank has also obtained clearing, custody and depository participant licence. The Bank has cleared the maiden transaction in bullion (gold & silver) on IIBX platform. We have expanded the retail offerings by introducing four new currencies for opening savings accounts and term deposits, bringing the total to eight currencies: USD, GBP, EURO, CAD, SGD, AED, AUD, and JPY. On the product front, there has been continuous development over the past year like initial launch of retail internet banking for GIFT City customers and simplification of account opening form.

Government Banking

Government is transitioning towards efficient financial management and transparency in transactions through digitisation and direct benefit transfer (DBT). ICICI Bank has been providing a range of banking services to government departments and their ecosystem through a network of physical and digital channels.

The Bank offers its government customers integrated and plug-n-play digital solutions, to assist them in effective delivery of services to stakeholders including citizens. The Bank is assisting state-level agencies and last-mile implementing agencies for adoption of Single Nodal Agency (SNA) payment model and DBT payments for management of Government of India scheme funds.

ICICI Bank's digital platforms provide simple online tax payment options to customers. The Bank is assisting the government for collection of central taxes, state taxes, customs duty, GST payments through authorised business centres and digital platforms. The Bank has also integrated its payment services with the e-governance initiative of government like Government e-Marketplace (GeM), e-tendering and e-treasury.

OUR VALUES

The Bank lays strong emphasis on risk and compliance and creating awareness among employees on the core values and desired behaviour. Employees are expected to act in accordance with the highest professional and ethical standards.

ICICI Bank continuously endeavours to strengthen its culture and encourage adoption of values and code of conduct amongst employees and doing business in a fair and transparent manner. Every action is aimed at benefiting the customer and the Bank. The Bank continuously strives to embed relevant principles and communicate the organisation's culture on an ongoing basis. In fiscal 2022, the Bank introduced the Risk and Compliance Culture Policy, enumerating the guiding principles for strengthening the risk and compliance culture, recognising the importance of establishing effective frameworks and supporting processes that encourage employees to exhibit the desired ethos of the Bank.

The Risk and Compliance Culture Policy outlines the guiding principles and key aspects for their effective implementation of these principles.

The effective implementation of the policy includes a governance framework that defines the roles and responsibilities of the Board, MD & CEO, Executive Directors, and the Risk and Compliance Culture Council. Consistent and continuous communication of these principles during employee interactions is an effective mechanism for embedding these core values. All employees are encouraged to align with these guiding principles in their activities. Additionally, business compliance officers are appointed within functional teams to strengthen compliance practices.

The Bank is committed to acting professionally and fairly in all its dealings. The ICICI Group Code of Business Conduct and Ethics provides the values, principles and standards that should guide the decisions and actions of the Bank employees. This Code is also the Bank's commitment to its stakeholders for adhering to the highest ethical standards and dealing with integrity.

The Guiding Principles


Fair to Customer, Fair to Bank
Return of Capital is Paramount
Compliance with Conscience
One Bank, One Team
Agile Risk Management

OUR VALUES

Standards of the Group Code of Business Conduct and Ethics

- Conflict of Interest
- Privacy/Confidentiality
- Anti-Bribery and Anti-Corruption/Gifts and Entertainment
- Personal Investment
- Accuracy of Company Records and Reporting
- Know-Your-Customer/Anti-Money Laundering and Combating Financing of Terrorism
- Protecting ICICI Group's Assets
- Workplace Responsibilities and Social Media

The Bank has a zero tolerance approach to bribery and corruption. The Bank has a well-defined Anti-Bribery and Anti-Corruption policy articulating the obligations of employees in these matters.

The Bank has a Board-approved Group Know Your Customer (KYC), Anti-Money Laundering (AML) and Combating Financing of Terrorism (CFT) Policy. The policy lays down a risk-based approach in implementing the AML framework. AML standards of the Bank are mainly based on two pillars, namely, Know-Your-Customer (KYC) and monitoring/reporting of suspicious transactions (MSTR). The policy also requires monitoring of transactions on pre-defined rules as per the regulatory guidelines and any suspicious transactions found are required to be reported to the concerned authorities. The Bank through name screening procedure ensures that the identity of the customer does not match with any person with known criminal background or with sanction/banned entities. For the purpose of avoiding proliferation financing/terrorism financing, the Bank maintains lists of individuals or entities issued by Reserve Bank of India, United Nations Security Council, other regulatory and enforcement agencies, legislation and internal lists as the Bank may decide from time to time. Further, while handling cross-border transactions, the Bank carries out screening of names/parties involved in a transaction against sanctions lists as mentioned above and other negative lists, as applicable at that point of time.

The Bank continuously focusses on effectiveness of financial controls and assesses compliance with all relevant regulatory requirements. Key policies of the Bank are reviewed and enhanced to ensure relevance, adherence to regulations and adoption of best practices on an ongoing basis. The Board-approved Group Compliance Policy lays down the compliance framework with emphasis on ensuring that products, customer offerings and activities conform to rules and regulations and adheres to the Bank's ethos of 'Fair to Customer, Fair to Bank'.

The Bank undertakes periodic training sessions and sends information e-mailers, as part of knowledge-enhancement and awareness, to employees. The frequency of messages is high for areas like fraud risk management, data privacy, cybersecurity, compliance policies, conflict of interest, sexual harassment, etc. The Bank is committed to constantly reviewing its governance practices and frameworks, with the objective of staying updated and responsive to the dynamic and evolving landscape and acting in the best interest of all stakeholders.

FAIR TO CUSTOMER, FAIR TO BANK

The Bank continues to deepen its engagement with customers and further simplify delivery processes and digital platforms, with a sharp focus on enhancing efficiency and resilience.

In fiscal 2024, the Bank continued to lay emphasis on delivering customer delight, providing frictionless interactions, offering intuitive digital interfaces and enhancing customer advocacy by continuously decongesting processes, digitising and re-imagining customer journeys. We are harnessing new-age technologies and platforms to enable us to serve our customers with simplicity. The philosophy of 'Fair to Customer, Fair to Bank' and the culture to serve the end-to-end needs of customers continued to drive mutually beneficial customer relationships and build trust in our brand.

Deepening our engagements with customers to understand their expectations and the insights gathered from proactive product and process walkthroughs, Net Promoter Score (NPS), Voice of Customer (VOCs), customer complaints and Root Cause Analysis (RCAs) helped in implementing various customer service initiatives.


ICICI Bank

The philosophy of 'Fair to Customer, Fair to Bank' and the culture to serve the end-to-end needs of customers continued to drive mutually beneficial customer relationships and build trust in our brand.

Some of the key initiatives which were implemented for enhancing service delivery and customer experience were:

ENHANCING AND DECONGESTING THE CUSTOMER ONBOARDING EXPERIENCE

The onboarding experience was further decongested by enhancing Customer 360°, to ensure that no additional KYC documents have to be submitted when an existing customer avails a new product from the Bank and the existing data and documents with the Bank are processed. Customer 360° was enhanced to cover loans (home loans, personal loan, auto loan), credit cards, standalone Fixed Deposits (FD) and NRI products.

VOICE CHANNELS- ENHANCEMENTS IN SERVICE DELIVERY

At the Bank's Voice Channels that handle around five million engagements every month, the focus was on service improvement and seamlessly managing the increase in the customer base. To further enhance the service experience, various interventions were implemented including:

Virtual Hold

To enable a smooth customer experience of connecting to the Voice Relationship Manager (RM), a new feature Virtual Hold was introduced. Once a call is in queue and the expected wait time is longer than the defined threshold, a prompt is played on the IVR, where the customer has the option to receive a call back while retaining the sequence number in the queue.

V-Serv Plus

This is designed to manage customer queries that may require expert intervention and a Subject Matter Expert guides the RM and provides end–to-end resolution.

Voice Biometric

This enables a customer's voice print to be enrolled for verification. Instead of entering authentication details, the customer's voice is enrolled and utilised for authenticating future calls.

Enhancing Digital Adoption

For customers calling the Voice channel for availing a service, the Voice RM has an option to send a WhatsApp notification to the customer on a real-time basis. This helps customers to experience the digital journey and adopt the same for future service needs.

NEW DIGITAL EXPERIENCES

Our digital channels bring together innovation, security and resilience while delivering customer delight across journeys and we continually look to enhance our digital journeys.

- Features on our digital channels were enhanced to enable UPI payments for NRI customers through iMobile Pay.
- End-to-end digital issuance and set-up has been enabled for credit cards for both existing and new customers with the verification of identity, employment and income being done by leveraging Video KYC and account aggregator.
- Various enhancements were introduced in the iMobile Pay journey for fixed deposits such as identifying senior citizens and displaying interest rates accordingly, instant FD creation in one click, multiple FD creation in the same session and FD for non-ICICI Bank customers.
- Digital home loan application and disbursement has been enabled to offer rapid approval by leveraging an account aggregator and online rule engine for verification of identity, income and employment. Customers can also open a new disbursement request and track their home loan disbursement directly through iMobile Pay and retail internet banking under the loans section.

SERVICE ENABLERS FOR EMPLOYEES

To facilitate seamless servicing at the business centres, the Bank's endeavour is to decongest and simplify processes and customer journeys to enable the frontline staff to deliver enhanced customer engagement. For this, various enablers were implemented at the business

centres, such as DigiServe, where operations staff is available on-site for processing transactions at high footfall business centres, enabling 100+ services in BOTM (Branch on the Move), simplification of key processes such as minor to major conversion and re-KYC and mobile number updation for NRI customers.

Enablers were also introduced for better handling of issues that cause emotional anxiety for customers such as deceased claim. This includes a dedicated helpline, reference grid for identifying right documents to be communicated to the customer among others. Credit card services at business centres were enhanced, with 30+ credit card services being enabled, including change in address, limit enhancement, activation of auto debit, etc. Loan and demat servicing were also enhanced across business centres. During fiscal 2024, the Bank saw a sustained improvement in the Net Promoter Score (NPS), reflecting customer value creation and advocacy.

CUSTOMER SERVICE AND GRIEVANCE REDRESSAL

The Bank monitors key customer service metrics and complaints through a well-defined framework. The Customer Service Committee of the Board and the Standing Committee on customer service convene on a regular basis to deliberate on customer service and the initiatives undertaken by the Bank for enhancing the same.

The Bank complies with the ‘Customer Rights Policy’ which enshrines the basic rights of customers. These rights include Right to Fair Treatment; Right to Transparency, Fair and Honest Dealing; Right to Suitability; Right to Privacy; Right to Grievance Redress and Compensation. These policies are available on the Bank’s website.

The Bank aims to treat its customers fairly and provide transparency across its offerings. Continuous customer education efforts are made to enable customers to make informed choices regarding banking products and services. The Bank also seeks to ensure that the products offered are based on an assessment of the customer’s financial needs.

The Bank has a well-defined and comprehensive grievance redressal mechanism, to provide resolution to customers with clear turnaround times. The Bank offers multiple channels to customers to register complaints including the business centres, voice and digital channels. All complaints received by the Bank are recorded in a Customer Relationship Management (CRM) system and tracked for end-to-end resolution. The Bank has an escalation matrix built in the CRM system to ensure that customer requirements are appropriately addressed within stipulated timelines. Detailed Root Cause Analysis (RCAs) of the issues highlighted in customer feedback, complaints, etc. are conducted. and insights from the same are implemented to improve the products and processes and enhance the services of the Bank.

Further, as recommended by the Reserve Bank of India, the Bank has appointed senior retired bankers as Internal Ombudsmen of the Bank. The Customer Service Committee of the Board, the Standing Committee on Customer Service and the business centre level Customer Service Committees monitor customer service at different levels.

CUSTOMER ENGAGEMENT BEYOND BANKING

Recognising customers’ need to understand personal finance better, the Bank launched a unique digital initiative ‘The Orange Book’ in fiscal 2022. This is a monthly e-magazine that educates customers about


ICICI Bank
MARCH 2024 | VOL:34
THE ORANGE BOOK
Leverage your FINANCIAL QUOTIENT
Equinox:
The importance of Balance
ICICI Bank
APRIL 2024 | VOL: 35
THE ORANGE BOOK
Leverage Your Financial Quotient
Staying Relevant

The Orange Book is a monthly e-magazine that educates customers about personal finance in a simple and easy-to-understand manner.

personal finance in a simple, easy-to-understand manner using contextual examples, infographics and interactive games & puzzles, and helps them to take better financial decisions. The Orange Book has covered an array of financial topics from inception till date, including fundamentals like power of compounding and emergency fund to goal-based investing, tax saving and importance of nomination, will writing and succession planning. The Orange Book also continuously educates customers about how to protect themselves from emerging frauds. This initiative has been well-received by customers.

DATA PROTECTION AND PRIVACY

ICICI Bank is committed to protecting the privacy of individuals whose personal data it holds, and processing such personal data in a way that is consistent with applicable laws. It is important for employees and businesses to protect customer data and follow the applicable privacy laws in India and overseas locations to ensure safety and security of data. We believe that the data privacy framework should be aligned to the evolving regulatory changes and digital transformation.

The Bank has a presence in several jurisdictions outside India including Hong Kong, Singapore, United States, United Kingdom, Canada, China, Dubai International Financial Centre and Bahrain. The Bank is committed to ensuring compliance with applicable laws across these jurisdictions. It has an integrated and centralised strategy for achieving data privacy compliance across all jurisdictions. A set of principles have been defined with respect to handling customer data. There is a mechanism in place, which is accessible to all employees in the Bank, for reporting any form of personal data incident. The Personal Data Incident Handling Forum (PDIHF) comprises the Data Protection Officer (DPO) and senior members from the Information Security Group, Operational Risk Management Group, Fraud Management Group, Human Resources Management Group, Compliance Group and Legal Group. Any kind of personal data related incidents reported through the service request undergoes detailed investigation and a report is presented to PDIHF at monthly intervals.

As per the Personal Data Protection Standard of the Bank, it ensures that all personal data it processes is kept secure using appropriate technical and organisational measures including necessary policies, processes and controls which includes physical access control, encryption, data protection impact assessment and providing training to the Bank's employees. The Bank periodically updates the Personal Data Protection Standard to cover the personal data protection regulatory requirements as applicable to the Bank in India and its overseas offices to reflect the changes in data protection laws and regulations.

Privacy regulations require the personal data of customers to be protected throughout the entire life cycle. Accordingly, the Bank has undertaken several comprehensive measures such as categorising all personal data and sensitive personal data as 'Confidential Information', keeping record of all its processing activities, entering into non-disclosure and confidentiality agreements with employees and third parties who are privy to personal data of the customers and providing customers the option to exercise various rights which they enjoy under applicable data protection regulations and incident handling procedures.

There are e-learning modules specifically on the concept of personal data and its protection to build awareness among employees. Periodic trainings are provided and various data privacy awareness initiatives are taken up by the Data Privacy team for employees to help them get an overview of data privacy and its importance in day-to-day work. Periodic mailers are also sent to the employees to create awareness about data privacy.

The Bank has established a strong governance framework for data privacy management. The Bank's Data Protection Officer (DPO) oversees all privacy related developments for the Bank as a data processor for international banking business and as a data controller/data fiduciary for its banking activities in India. The Bank has designated data protection managers/ representatives from each business function and at each overseas location to ensure the proper implementation of the privacy standard.

A Privacy Steering Committee, oversees various privacy related initiatives. Further, the Bank's Code of Business Conduct and Ethics includes guidelines on customer privacy and confidentiality of data.

RISK GOVERNANCE FRAMEWORK

The Bank is committed to achieve responsible and sustainable growth, underpinned by our core values of Return of Capital, Agile Risk Management and Compliance with Conscience.

As a financial intermediary, the Bank is exposed to various risks, primarily credit risk, market risk, liquidity risk, operational risk, technology risk, cyber risk, compliance risk, legal risk and reputation risk. The Bank is committed to managing material risks and participating in opportunities as part of the strategic approach of risk-calibrated growth in profit before tax excluding treasury.

The Board of Directors of the Bank has oversight of all risks in the Bank with specific Committees of the Board constituted to facilitate focussed oversight. Most Committees are chaired by Independent Directors and there is adequate representation of Independent Directors on each of these Committees. The Board has framed specific mandate for each of these Committees. The proceedings and the decision taken by these Committees are reported to the Board. The policies approved by the Board of Directors or Committees of the Board, from time to time constitute the governing framework within which business activities are undertaken.

Several groups and sub-groups have been constituted to facilitate independent evaluation, monitoring and reporting of risks. These groups function independently of the business groups.

The Risk Management Group is further organised into the Credit Risk Management Group, Market Risk Management Group, Operational Risk Management Group and Information Security Group. The Group is headed by the Chief Risk Officer who reports to the Risk Committee of the Board of Directors. The Bank also has a Financial Crime Prevention Group (FCPG) to oversee/handle fraud prevention, detection, investigation, monitoring, reporting and creating awareness about fraud risk management.

The roles of specific committees of the Board constituted to facilitate focussed oversight of various risks are:

- **Credit Committee:** Approval of credit proposals as per the authorisation approved by the Board and review of developments in key industrial sectors, non-performing loans, accounts under watch, incremental sanctions, non-fund based exposures, unsecured portfolio, capital market exposures, commercial real estate exposures, retail exposures etc.

- **Audit Committee:** Provides direction to the audit function and monitors the quality of internal and statutory audit; responsibilities include examining the financial statements and auditors' report and overseeing the financial reporting process to ensure fairness, sufficiency and credibility of financial statements.

- **Information Technology Strategy Committee:** Approve strategy for IT and policy documents, ensure that the IT strategy is aligned with business strategy, review performance with reference to IT & IS Key Risk Indicators (KRIs) and conduct periodic review of KRIs to ensure coverage of IT & IS risks, ensure proper balance of IT investments for sustaining the Bank's growth, oversee the aggregate funding of IT at Bank-level, ascertain if the management has resources to ensure the proper management of IT risks, review contribution of IT to business, oversee the activities of Digital Council, review technology from a future readiness perspective, overseeing key projects progress and critical IT systems performance including review of IT capacity requirements and adequacy and effectiveness of Business Continuity Management and Disaster Recovery, review of special IT initiatives, review cyber risk, consider the RBI

inspection report/directives received from time to time by the Bank in the areas of information technology and cybersecurity and to review the compliance of various actionables arising out of such reports/directives as may be deemed necessary from time to time and review deployment of skilled resources within Technology and Information Security function so as to ensure effective and efficient deliveries.

- **Risk Committee:** Review risk management policies pertaining to credit, market, liquidity, operational, outsourcing, reputation risks, business continuity plan and disaster recovery plan. The functions of the Committee also include setting limits for industry or country, review the Bank's Enterprise Risk Management Framework, Risk Appetite Framework, Stress Testing Framework, Internal Capital Adequacy Assessment Process and Framework for Capital Allocation. In addition, the Risk Committee reviews the Basel Framework, risk dashboard covering various risks, outsourcing activities. The Committee also reviews the cybersecurity risk assessment. The Bank has put in place an Enterprise Risk Management (ERM) and Risk Appetite Framework (RAF) that articulates the risk appetite and drills the same down into a limit framework for various risk categories under which various business lines operate. In addition to the ERM and RAF, portfolio reviews are carried out and presented to the Credit and Risk Committees as per the approved calendar of reviews. As part of the reviews, the prevalent trends across various economic indicators and their impact on the Bank's portfolio are presented to the Risk Committee. Industry analysis are also carried out and outcomes are presented to the Credit Committee for review and guidance.

The Internal Capital Adequacy Assessment Process (ICAAP) encompasses capital planning for a four-year time horizon, assessment of material risks and the relationship between risk and capital. Stress testing, which is a key aspect of the ICAAP and the risk management framework, provides an insight on the impact of extreme but plausible scenarios on the Bank's risk profile and capital position.

The Reputation Management Forum, comprising Executive Directors and leadership members, oversees reputation risk assessment at the Bank. The Forum has adopted a framework for conducting periodic reviews and ensuring adequate processes and systems to identify, assess and mitigate reputation related risks. The risk and control assessment is presented to the Board Risk Committee on a quarterly basis.

Independent Groups for Monitoring Risks

- Risk Management Group
- Compliance Group
- Internal Audit Group
- Financial Crime Prevention and Reputation Risk Management Group

The Internal Audit Group, being the third line of defence, provides independent assurance that the aforesaid independent groups monitoring the risks in the Bank, are operating in line with policies, regulations and internal standards defined for management of the various risks in the Bank.

The Compliance Group, headed by the Group Chief Compliance Officer, oversees regulatory compliance of the Bank, both at the policy and procedures level and at the level of implementation by the respective groups. The Group has unrestricted access to information within the Bank to assess compliance with the regulatory guidelines.

The Compliance Group and the Internal Audit Group report to the Audit Committee of the Board of Directors. The Risk Management, Compliance and Internal Audit Groups have administrative reporting to the Executive Director responsible for Corporate Centre.

With increasing digitisation, ensuring effective management and governance of data has become a critical business enabler. To further strengthen data quality, data standardisation and governance around data, a Chief Data Officer (CDO) was appointed in fiscal 2023. The role of the CDO includes creating the governance and processes around data generation and processing and compliance with regulations for customer data captured by the Bank. The CDO is also responsible for implementation of the Bank's Data Governance Policy.

CYBERSECURITY GOVERNANCE

Cyber risk management forms an integral part of the Bank's enterprise risk management framework. The Bank is committed and working towards aligning itself with the changing threat landscape and has a dedicated team for cyber/information risk management.

Our cybersecurity governance encompasses management oversight at various levels with the ultimate responsibility assumed by the Board of Directors. Regular updates are provided by the Information Security Group (ISG) of the Bank.

The Executive Committees have diverse cross-functional members and well-defined terms of reference. Proceedings of these Committees are reported to the IT Strategy Committee. Additionally, the Bank has multiple Key Risk Indicators (KRIs) /dashboard to review system stability, continuity and availability and network uptime. The Bank also has a well-defined Information Security Policy, Cyber Security Policy and Information Security Standards and Procedures. These policies have been designed by drawing from several standards and regulations including the RBI Cyber Security Framework, National Critical Information Infrastructure Protection Centre (NCIIPC) Guidelines for Protection, Federal Financial Institutions Examination Council (FFIEC) Cybersecurity Assessment Tool, the SEBI Cyber Security and Resilience Framework for Stock Brokers/Depository participants, IRDA Guidelines on Information and Cyber Security for insurers, Unusual Cyber Security Incidents framework. The Bank has also incorporated industry best practices such as the National Institute of Standards and Technology (NIST) and the regulatory requirements of some other jurisdictions in which the Bank operates. Further, periodic internal and external audits are undertaken and inputs from these assessments are incorporated. The Bank has a 24x7 Security Operation Centre for monitoring and surveillance of information technology systems. Considering the criticality and vitality of data protection, we have deployed a Data Leakage/ Loss Prevention system with data protection rules for sensitive data exposure from the Bank's endpoints, emails, and web gateways. The Bank's Data Centre and Security Operations Centre are ISO 27001 certified.


Governance Structure for Information Technology
Board of Directors
Board Sub-Committees
IT Strategy Committee
Risk Committee
Audit Committee
Executive Committees
Information Technology (IT) Steering Committee
Information & Cybersecurity Committee
Business Continuity Management (BCM) Steering Committee

RISK GOVERNANCE FRAMEWORK

Controls for IT Infrastructure

Preventive Control

- Application Security Life Cycle (ASLC), Vulnerability Assessment and Penetration Testing (VAPT), Antivirus, Vendor Risk
- Assessment, Firewall, Intrusion Detection System (IDS)
- Access Management
- Distributed Denial of Service (DDoS) Mitigation

Detective Control

- Security Operation Centre (SOC) Monitoring
- Web Application Firewall
- Network Operation Centre (NOC) Monitoring
- RED Teaming Exercises

Responsive Control

- Incident Response Plan
- Cyber Crisis Management Plan (CCMP)
- Forensic Agreements with Partners

PARTICIPATION IN EXTERNAL CYBERATTACK SIMULATIONS

The Bank conducts and participates in several cybersecurity attack simulation drills such as spear phishing drills on employees, Distributed Denial of Service (DDoS) attack drills for Internet Service Providers (ISPs), social engineering-based attacks on data centre staff to gain physical access etc. Business continuity and recovery drills are conducted to assess the Bank's ability and readiness to combat disasters, to ensure continuity of critical business processes at an acceptable level and limit the impact of the disaster on people, processes and infrastructure. The Bank periodically conducts cyber maturity assessments through a third-party, which is a comprehensive risk assessment of the cybersecurity posture of the Bank.

The Bank believes in providing services to its customers in the safest and in a secure manner, keeping in mind that protection of data of its customers is as important as providing quality banking services across the spectrum. The Bank also undertakes campaigns to create awareness among customers on security aspects while banking through digital channels.

In view of rapid digitisation and growing cyber threats it is very critical to respond quickly and effectively when security incidents occur. The Bank has a dedicated Cybersecurity Incident Response Team (CSIRT) to respond security incidents following a well documented Incident Response Plan. Further, the Bank has a Disaster Recovery (DR) plan to ensure continuity of critical services to customers and availability of identified critical systems during significant disruptions. In the event of a disaster, the Bank endeavours to resume business and operations to an acceptable level as per the Recovery Time Objectives (RTOs) for the application. The efficacy of the DR plan is established through periodic DR drills.

There were no material incidents of security breaches or data loss during fiscal 2024.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE (ESG)

During fiscal 2024, the Bank's focus was on strengthening its sustainability practices and integrating ESG principles in its operations and strategy. Managing the Bank's environmental impact and effective governance practices were key drivers of various initiatives undertaken during the year. The ESG Steering Committee, comprising functional heads across the Bank, continued to provide guidance and oversight on the ESG-related action plan for the year. The Risk Committee and the Board reviewed material ESG matters during fiscal 2024, and were provided updates on progress made on various ESG-related initiatives at the Bank. The Board-approved ESG Policy was reviewed and updated largely to reflect the progress made by the Bank during the year.

ESG RATINGS

The ESG practices of the Bank are evaluated by external rating agencies like Sustainalytics and MSCI. The improvement in the Bank's ESG ratings is evidence of the progress being made across various areas. The ESG score by Sustainalytics improved from 23.9 to 22.5 within the Medium Risk category during fiscal 2024. MSCI rating is maintained at A during the year. The rating from CDP Worldwide is at C, which is the same as the Asian regional average.


ESG Governance
Governance Structure
Board of Directors - Annual Update
Risk Committee - Semi Annual Reporting
ESG Steering Committee - Quarterly Meetings
Dedicated Team within CFO's Office
Team Tracks ESG and CSR Initiatives
Overarching Environmental, Social and Governance Policy
Broad Focus Areas
Responsible Financing
Environmental Sensitivity in the Bank's Operations
Customers
Employees
Society
Corporate Governance
Cybersecurity and Data Privacy Governance Framework
Stakeholder Engagement and Accountability
Policy Available on the Bank's Website

ESG-related Developments During Fiscal 2024

- The Bank significantly increased the proportion of renewable energy in its total energy consumption from grid and on-site solar from 9% in fiscal 2023 to 35% in fiscal 2024. This was enabled through the procurement of green tariff power for the Bank's facilities in Maharashtra and in Hyderabad.
- The Bank's total Scope 1 and 2 emissions declined by 15.7%, driven by a reduction in Scope 2 emissions by 19.7% during fiscal 2024.
- Evaluation of the Bank's Scope 3 emissions in own operations was expanded to include the upstream categories of capital goods and employee commuting, apart from business travel.
- Better identification and management of risks relating to climate and ESG was an ongoing effort at the Bank, which involved sectoral analysis of hard-to-abate sectors to transition risks, and expanding the ESG risk assessment tool to more sectors.
- Several communications relating to well-being were disseminated to employees through a dedicated portal, which included videos and webinars focussing on areas like health and fitness. The portal is also an avenue for employee volunteering in CSR activities.
- Initiation of better monitoring and measurement of water and waste management efforts resulted in the BKC Service Centre (Corporate Office) getting a rating of 'Net Zero Waste' in the category of 'Net Zero Waste to Landfill (Operations)' by the Indian Green Building Council.
- A dedicated section on ESG was introduced on the Bank's website to improve disclosures on our sustainability journey.
- Continuous engagement with internal stakeholders to build awareness and create capabilities.
- The Bank has initiated efforts to strengthen the governance on ESG data collation and reporting.

The Bank is committed to minimising the environmental impact of its operations and business. **The Bank has set a target to become carbon neutral in its Scope 1 and Scope 2 emissions by fiscal 2032.**

More details are available in the Bank's ESG Report and Business Responsibility and Sustainability Report (BRSR) for fiscal 2024 on the Bank's website.

RESPONDING TO RISKS AND OPPORTUNITIES

The Bank recognises the importance of adopting a rigorous approach to understanding and responding to risks and opportunities that enables long-term value creation for all stakeholders.

The Bank has a robust process to identify and monitor risks and respond appropriately. The Bank continuously reviews and enhances the methods for identification and assessment of risks, and sets appropriate metrics and controls, and mitigants for managing significant risks.

In fiscal 2024, the Bank continued to monitor the risks it is exposed to, including economic, credit, market, liquidity and operational risks. Apart from these traditional risks, the Bank is also cognisant of emerging new-age risks due to climate change. The Bank has initiated steps to embed climate risk assessment and climate risk management as part of the Bank's risk management framework. A dedicated team within the Risk Management Group has been set up for evaluating climate-related financial risks.

The Bank has formulated a Climate Risk Management Framework (CRMF) for integration of climate risk into overall risk management framework and it guides on identifying and assessing the impact of both physical and transitional risks on the lending portfolio. The framework will undergo periodic reviews to ensure alignment with available regulatory climate risk guidance, reflecting the evolving understanding and assessment of climate risk. The Bank has also been participating in policymaking by providing inputs and supporting the regulator in assessing impact of climate change risks on specific sectors.

Risk Type	Key Risks	Our Response
Economic Risk	Volatile economic environment driven by rising inflation, global monetary policy stance and geopolitical tensions.	Continuously monitored developments in the global and Indian economy, including country risk and sector-specific risks and responded accordingly.
Credit Risk	Uncertainties pertaining to elevated geopolitical risks, continuing high interest rates for longer periods and weak global growth outlook across the world posed challenges for customers.	Ensured effective risk management across business segments, strengthened by ongoing reviews for early identification and stress testing; the Bank maintained strong capital and liquidity positions, which were significantly above regulatory requirements.
Market and Liquidity Risk	Challenges posed by tightening monetary policy, withdrawal of liquidity by the central bank and exchange rate movements.	Comprehensive policies and periodic reviews at the level of Board and committees; strategic priority towards asset liability management and strengthening the Bank's liability franchise.

RESPONDING TO RISKS AND OPPORTUNITIES

Risk Type	Key Risks	Our Response
Operational Risk	A disruption on account of information technology failures, internal/external frauds, execution/delivery process errors, model errors or third-party dependencies.	Effective risk management policies in the area of operational risk, information technology risk, third-party dependencies, model risk along with regular review and reporting/analysis of loss incidents. The Bank continues to focus on simplifying processes and platforms to minimise operational risk.
Cyber Risk	Growing threat of cyberattacks combined with increasing digitisation of banking products and services could expose the Bank to security risks. The Bank also leverages partnerships with third parties and these could also be a source for information security risks.	Investing on building resilience and effectively respond to cyberattacks; the Bank has laid significant focus on data privacy and data loss prevention mechanisms. There were no material incidents of security breaches or data loss during fiscal 2024.
Technology Risk	The growing customer dependence on digital transactions and the rising volumes of such transactions requires banks to focus on the resilience, availability, scalability and security of our systems. Misalignment between business and IT strategies is a risk.	The Bank is proactively investing in technology and improving its response to changing technological dynamics. The cross-functional governance framework and Board-level oversight ensures that information technology strategy is aligned with the business strategy with appropriate policies and control frameworks. The Bank has also been reviewing the opportunities and risks arising out of Generative AI framework and solutions for possible integration with applications currently used. The Bank's IT systems were stable and largely uninterrupted during fiscal 2024.
Employee Risk	Retention of employees and ability to attract and motivate talented professionals is critical for the successful implementation of the Bank's strategy and competing effectively.	Provide opportunity for job rotation and enhance career growth and development; employee well-being and upskilling are key priorities.
Compliance Risk	As a domestic systemically important bank (D-SIB), compliance with regulations and preparedness to evolving regulatory landscape is a key priority for the Bank.	The Bank has established well-articulated policies and controls to ensure compliance with laws and regulations. Continuous evaluation and updating the policies and processes is done to remain relevant and compliant. A strong compliance culture driven by the Bank's leadership is enabling timely action.

MATERIALITY ASSESSMENT

To determine the most material topics, a materiality assessment exercise was conducted by the Bank to identify key material topics for our stakeholders and business.

Our latest materiality assessment was carried out in fiscal 2022. The five-step approach for assessing material issues involved:

Stakeholder Identification

Process for capturing internal and external perspectives by identifying key internal and external stakeholders by mapping their interests and role for the organisation

Identifying the Universe of Relevant ESG Topics

List of 23 topics identified based on discussions with internal stakeholders, peer review and benchmarking, sector research, media reports and secondary sources

Stakeholder Consultation

Developed a survey for capturing responses from diverse stakeholders

Data Collection and Analytics

Analysed the data and level of priority of every material topic for every stakeholder

Calibration of Results

Developed a materiality matrix to prioritise the topics into high, medium and low categories based on the order of preference listed by stakeholders

MATERIALITY ASSESSMENT

MATERIALITY MATRIX



3
1
2
5
10
8
9
6
7
4
12
14
11
13
16
15
19
17
18
21
20
23
22
Importance to External Stakeholders
Importance to Internal Stakeholders
Environmental
Social
Governance

KEY MATERIAL ISSUES

1 Compliance with regulations and other laws
2 Digital innovation/transformation
3 Data privacy and cybersecurity
4 Corporate governance and business ethics
5 Transparency and disclosures
6 Improving customer experience and satisfaction
7 Customer fairness and right-selling
8 Financial performance
9 Stability of risk management and risk outcomes
10 Leadership development and succession planning
11 Employee health and well-being
12 Board diversity including qualification/experience
13 Grievance redressal mechanism for stakeholders like customers and employees
14 Opportunities for learning, development and training for employees
15 Diversity and inclusion
16 Promoting financial inclusion, access and literacy
17 Social impact and governance evaluation in lending
18 Employee engagement and feedback mechanism
19 Promoting environment positive projects (e.g. lending to 'green' sectors)
20 Responsible sourcing and sustainable procurement practices
21 Participating in community development
22 Carbon emissions and resource efficiency in the Bank's own operations
23 Exposure of the Bank to climate-related risks in its loan portfolio

MATERIALITY ASSESSMENT

The Bank recognises the importance of maintaining a strong focus on issues material to its stakeholders. The nature and potential impact of these material issues may vary and change over time. The top 13 areas and the risks and opportunities are as given below:

Compliance with Regulations and Other Laws

Risks

Being a domestic systemically important bank and among the top five listed entities (by market capitalisation) in India, we are exposed to various compliance requirements. The Bank has to ensure robust policies and processes, and there are no deficiencies in meeting evolving requirements on an ongoing basis. Any deficiency could lead to reputation risks and a breach of trust.

Opportunities

There is an opportunity to engage constructively with policy makers and advocate adoption of best practices for building resilience in the financial sector and supporting a growing economy.

How We Are Responding

We strive to be a responsible organisation with continued efforts at embedding a strong risk and compliance culture. The Bank remains vigilant of the evolving regulatory landscape, while ensuring that operations follow standards established by regulatory bodies.

The Bank's control functions ensure that businesses and operations are aligned with best practices.

For more details kindly refer page 30

Digital Innovation/Transformation

Risks

The increasing volume of digital transactions requires us to ensure availability and scalability of systems. A misalignment between business and IT strategies is a risk. An elongated period of downtime in the Bank's digital channels could lead to operational and reputation risks for the Bank.

Opportunities

Digital innovations provide an opportunity to differentiate our offerings, with seamless and secure customer experiences. This can provide competitive advantage and gain customer confidence.

How We Are Responding

We aspire to create digital innovations with rich need-based features and functionalities for customers. The Bank's digital platforms have transformed to provide seamless digital journeys.

For more details kindly refer page 19

MATERIALITY ASSESSMENT

Data Privacy and Cybersecurity

Risks
Lack of robust data governance practices could increase the risks of non-compliance, regulatory fines, financial losses and reputation risk. The cybersecurity landscape is also highly dynamic and exposes the Bank to significant challenges to ensure safety and security of customers' money and personal identity.

Opportunities
Strong governance and a robust cybersecurity and data privacy strategy can create confidence in the institution and also differentiate us as a responsible organisation with customer interest paramount.

How We Are Responding
Dealing with cyber risks form an integral part of the Bank's enterprise risk management framework. The Bank is committed to working towards aligning itself with the changing landscape and has a dedicated team for cyber/information risk management. The Bank will continue to invest in building resilience and to effectively respond to cyberattacks; the Bank has significant focus on data privacy and data loss prevention mechanisms.

For more details kindly refer page 35 and 38

Corporate Governance and Business Ethics

Risks
Ensuring strong governance practices and communicating the same across all levels in the Bank is important to build a culture that ensures business outcomes are delivered in the right manner and with responsibility. Banking is a business of trust, and failures caused by ethics, values and behaviours can cause reputation risk and could create significant costs to the Bank.

Opportunities
Embedding the right culture takes time to establish and begins with strong corporate governance and business ethics, which will ensure long-term sustainability of the organisation.

How We Are Responding
We have established effective policies and frameworks that encourage employees to act in accordance with the highest professional and ethical standards. Regular communication and training of employees is also undertaken.

For more details kindly refer page 30

Transparency and Disclosures

Risks

Transparency is integral to good governance. Ensuring transparency in our engagement with customers and providing information of our products and services can enable customers to take sound financial decisions. The Bank recognises the responsibility and importance to be honest in its dealings with stakeholders.

Opportunities

The Bank seeks to engage constructively and responsibly in its area of operations. This is critical to build trust in the Brand, and with direct consequences to our business. The Bank also aims to ensure fair and balanced disclosures of its financial performance, with additional relevant disclosures made as and when required.

How We Are Responding

We recognise the criticality of transparency and disclosures, whether about the products we offer, our engagement with stakeholders or our contribution to society. The Bank aims to maintain robust governance and ethical and transparent relationship with all stakeholders.

Improving Customer Experience and Satisfaction

Risks

Customer demands are evolving and digitisation has created new dimensions in banking services. Continuous value creation and superior banking experiences have become important considerations for customers. Lack of innovation and a customer-first approach could result in obsolete service delivery, meeting limited needs of customers and a loss of trust.

Opportunities

Digitisation and the rapid adoption of smartphones has given banks an opportunity to explore new ways of banking and providing customers with unique offerings and with convenience.

How We Are Responding

Our Customer 360° approach and digital capabilities have strengthened the Bank's value propositions for customers. Actively listening to our customers has helped improve the Bank's offerings to customers, and reflects in the advocacy scores for the Bank.

For more details kindly refer page 32

Customer Fairness and Right-Selling

Risks

Failure to serve customer with appropriate product offering and conduct can lead to loss of trust and risk the reputation of the Bank.

Opportunities

Banking is a business based on trust, and requires high level of customer-appropriate conduct. Generating business while protecting the interests of customers contributes to attracting depositors and growth in business.

How We Are Responding

The Bank's philosophy of 'Fair to Customer, Fair to Bank' emphasises the need to deliver fair value to customers, including selling products and offer services which meet societal needs and are in the interest of customers.

For more details kindly refer page 30

Financial Performance

Risks

The Bank's performance is closely associated with the growth in the Indian economy. Any significant challenges posed by the external environment and rapidly evolving regulations could pose a risk to the financial performance of the Bank.

Opportunities

The Bank's approach is to identify opportunities across ecosystems and micromarkets by efficiently serving customers with 360° solutions as well as continue to engage with all key stakeholders. Consistent financial performance can encourage stakeholders to remain associated and help the Bank deliver on its vision to be a trusted financial partner for our customers.

How We Are Responding

Our strategic focus is to grow the profit before tax excluding treasury within the guardrails of risk and compliance. The Bank is fostering a strong risk and compliance culture to ensure a balance of risk and rewards and ethical engagement with its customers. We are investing in areas that are critical for improving productivity and operational efficiency.

For more details kindly refer page 123

Stability of Risk Management and Risk Outcomes

Risks

The Bank is exposed to several risks and the ability to manage various types of traditional and emerging risks is critical for sustainable growth of the Bank.

Opportunities

Dynamic risk management and understanding the opportunities and challenges associated with participating in strategic opportunities is the bedrock for robust growth of business.

For more details kindly refer page 36

How We Are Responding

The Bank continuously reviews the operating environment and closely monitors significant risks that could impact business. The Bank's Enterprise Risk Management and Risk Appetite Framework articulates the risk appetite, and drills down the same into a limit framework for various risk categories under which various business lines operate. Further, detailed and periodic reviews are conducted at various Board Committees on the portfolios and operations of the Bank.

Leadership Development and Succession Planning

Risks

Strong management development and succession planning are important for the successful implementation of our strategy and stability of the organisation.

Opportunities

Leadership development and commitment to attracting, developing and retaining a diverse and inclusive workforce can enable the Bank to deliver strong and consistent results.

For more details kindly refer page 52

How We Are Responding

The Bank has institutionalised a succession planning and leadership development initiative to identify and groom leaders for next-level roles. The Bank through the Senior Management Cover Index, tracks the depth of leadership bench at the senior management positions. The Bank has a strong bench for key positions and for critical leadership roles.

Promoting Environment Positive Projects

Risks

The climate challenge and a fast transition to a low carbon economy could give rise to new types of risks that may not be fully understood.

Opportunities

Using our financial expertise to provide capital to low-carbon sectors and new business opportunities in this space, based on appropriate risks and return assessment. We are committed to supporting customers as they decarbonise their business.

For more details kindly refer page 66

How We Are Responding

The Bank has been supporting capacity creation in environment-friendly areas, such as renewable energy, use of electric vehicles and development of green buildings, with an appropriate risk-return assessment. There is also a focus on promoting biodiversity and protecting our ecology through the Bank's CSR initiatives.

Carbon Emissions and Resource Efficiency in the Bank's Own Operations

Risks

Assessing the environmental impact of the Bank's own operations and facilities will be necessary to develop the Bank's own roadmap towards carbon neutrality/net zero in own operations.

Opportunities

Being in the service industry, the carbon footprint from own operations is not expected to be significant and would be manageable.

How We Are Responding

The Bank is committed to minimising the environmental impact of its operations and facilities by adopting best practices and certifications for green building standards. It has committed to become carbon neutral in Scope 1 and 2 emissions by fiscal 2032.

For more details kindly refer page 68

Exposure of the Bank to Climate-Related Risks in its Loan Portfolio

Risks

The impact of climate change poses tangible risks to the Bank's own operations as well as business resilience of its borrowers. The consequences of climate change include both incremental effects (a long-term change in the mean and variability of climate pattern) and acute effects (increase in frequency and severity of extreme weather event). Assessing physical and transition risks are important to understand the impact of climate change events that can be felt across the Bank's own operations as well as business models of its borrowers.

Opportunities

Significant opportunities are likely to emerge as efforts gain traction to meet commitments towards sustainable growth and transition to become carbon neutral or net zero. The Bank has been supporting sustainable and sustainability-linked projects in areas like renewable energy, electric vehicles, green buildings, sanitation, waste management, etc. based on an appropriate risk-return assessment.

How We Are Responding

The Bank has established adequate policies and frameworks for evaluating climate-related risks in the lending book. At the same time, assessment of the portfolio for climate risks, both physical and transition risks, for top corporate counterparties has been included as part of stress testing as well as capital planning exercise.

For more details kindly refer page 67

HUMAN CAPITAL

The Bank's success is anchored by its people and a culture of 'One Bank, One Team' driving its business.

The Bank's human capital strategy is underpinned by key anchors of Fair Compensation, Learning and Growth, and Care. Our human capital strategy is designed with our focus on maximising risk-calibrated core operating profit based on the opportunities available across micromarkets and ecosystems. To capture the 360° banking needs of customers, every employee is encouraged to identify opportunities and drive business for the Bank.

The Bank has aligned the organisation around micromarkets and customer ecosystems by increasing the density of leadership in key markets. The integration of the Bank's businesses happens closer to the customer. This enables better understanding of customer needs at a micromarkets level. The corporate office operates as a service centre and the purpose of the central team is to serve the employees. The Bank encourages its employees to experiment and innovate to deliver services and create solutions for customers within the guardrails of risk and compliance.

The Bank's hiring philosophy is drawn from the cultural anchors of the Bank. The Bank believes in hiring for attitude and training for skills. Wherever required, the Bank uses personality inventories to better understand the work preferences/behaviours along with cultural fitment with the Bank's values.

FAIR COMPENSATION

The Bank follows a prudent compensation practice under the guidance of the Board of Directors and the Board Governance Remuneration & Nomination Committee (the BGRNC or the Committee). The Compensation philosophy of the Bank is aligned to reward team performance. The Bank's approach to compensation is intended to drive meritocracy within the framework of prudent risk management. The total compensation is a prudent mix of fixed pay and variable pay, which takes into account a mix of external market pay and internal equity. The fixed pay offered by the Bank, largely reflects pay for the role. The variable compensation is in the form of share-linked instruments or cash or a mix of cash and share-linked instruments. The cash component of variable pay (performance bonus) is aligned to the philosophy of 'One Bank, One Team' as it is based on overall performance of the Bank and reflects reward for team performance. The grant of share-linked instruments to eligible employees, reflects individual potential and criticality of position/ employee. During fiscal 2024, the Bank deepened the number of employees who were allotted share-linked compensation to around 18,350 employees. The compensation of staff engaged in all assurance functions like Risk, Compliance & Internal Audit depends on the achievement of key results of the respective functions and is independent of the business areas they oversee.

LEARNING AND GROWTH

The focus on a 360° customer-centric approach with an objective to serve customers in a holistic manner has underpinned the Bank's operations. To deliver superior customer value, the Bank has invested in training its employees and enhancing their ability to comprehensively serve customers. This has enabled teams to be agile in responding to requirements of customers, and work collaboratively to create innovative and personalised products & solutions for customers.

The Bank has a capability building architecture spanning across functional training, leadership development, digital and industry academia programmes to equip employees with the required skillsets.

Industry Academia Partnerships

The Bank has collaborated with academia partners to onboard a high quality, job-ready workforce. One of the key aspects of the industry academia programmes is the skills it builds in the banking, compliance, financial and digital services domains. These industry academia programs align new hires to the culture of the Bank and impart functional knowledge in banking and related subjects.

Industry Academia Initiatives

Ascend Programme
Programme for graduates from top-tier institutes spread out over a year

ICICI Bank Probationary Officers Programme
12-month programme designed to develop a pool of first-level managers with banking knowledge and required skillsets

ICICI Young Leaders Programme (YLP)
12-month career acceleration programme designed for employees

Post Graduate Programme in Relationship Management
21-day programme designed to develop a cadre of banking professionals adept in sales and relationship management

ICICI Business Leadership Programme – PG Certificate in Securities Market
12-month programme designed to develop professionals for securities markets

Apart from fresh graduates, existing employees at frontline levels can also enrol in ICICI Bank's Probationary Officer programme and get inducted as Probationary Officers after completing the programme at ICICI Manipal Academy. The Bank has a Young Leaders Programme (YLP), where existing employees have the opportunity for higher education (Post Graduate Programme). Those who successfully complete this programme are deployed back into the Bank in managerial roles.

The Bank is an employer of choice at premier management and engineering campuses across the country.

The Bank continued its focus on Capability Building through its various academies. During April 1, 2023 to March 31, 2024, the Bank delivered an average of around 12 learning days of training per employee.

Customer 360° Programme

Customer 360° (C360) programme is designed for all Relationship Managers who join the Bank to inculcate C360 mindset. The objective is to take the entire Bank to the customer and provide end-to-end solutions to address customer needs. The programme provides comprehensive understanding of C360 focussing on product knowledge, building C360 in customer engagement through various scenarios, pertaining to relationship management, customer service, digital propositions and process & compliance.

Once employees in relationship management roles complete the C360 programme, they have options to further deepen their knowledge in areas like trade products, business banking, asset products, etc.

Risk and Compliance Workshops

Risk and Compliance workshops are conducted for employees in business centres and other retail banking groups, Compliance Group and Wholesale Banking Group (including for Business Heads & Regional Heads) to equip them with the necessary skills to make decisions based on the principles set out in the risk and compliance framework of the Bank. The programme discusses various scenarios where the learners understand the approach in line with the risk and compliance framework. The session is also conducted as part of Branch Leadership Programme for new Branch Managers.

Branch Leadership Programme

Branch Leadership Programme is the Bank's flagship training programme for new Branch Managers and Deputy Branch Managers. It is an instructor-led classroom programme focussed on inculcating the cultural framework of ICICI Bank along with detailing key aspects of their roles. The programme revolves around Customer 360°, ecosystem and micro-market concepts.

Each programme provides opportunity to engage with senior management to build perspectives around Customer 360°, service orientation and operating within the risk and compliance norms of the Bank. The training covers 'Go to market' approach, branch profitability, risk and compliance, micro markets strategy, selling skills and relationship management, ecosystem banking, customer service, trade, transaction banking, institutional banking, business banking, overview of products and solutions with focus on digital adoption.

Functional Academies

In order to nurture talent and build domain-specific skills, ICICI Bank has deployed a wide range of functional academies which conduct several programmes. These academies cover new joinees to the Bank, new joinees to various roles and also refresher programmes for existing employees. These are designed around ICICI Bank cultural framework, business and functional skills, and also impart behavioural training as a part of the programme. The focus of functional induction programmes is to ensure that all employees who join the Bank have sufficient learning inputs which they can put into use on the field and supplement their on-the-job learning.

Digital Academy

In line with the vision of building a scalable, future-ready and data-driven organisation, the Bank continues on its journey of transformation from *Bank to Bank*^{Tech}. To meet this objective, identified employees have been trained in skill domains like API (application programming interface) & micro services, cloud computing, data engineering, software engineering and project management. Programmes on cybersecurity, technology infrastructure, UI/UX design, artificial intelligence and software testing have also been rolled out for identified employees.

In addition to the above programmes, the Bank conducted refresher programmes for employees in the areas of product, processes, compliance & on various technology systems. The Bank also conducted behavioural skilling in areas of personal effectiveness, interpersonal skill building, presentation skills and leading teams for identified employees.

Capacity Building

In line with regulatory expectation around Capacity Building in Banks, eligible employees in the areas of credit, accounting, risk and treasury, have been enrolled for certification with accredited institutes.

Leadership Development

Leadership Development Programmes and Leadership Engagement Sessions are conducted on a regular basis at the Bank. The 'Ignite' series is an ongoing initiative designed to keep the employees abreast with breakthroughs in the domains of leadership, digital transformation, data science and behavioural economics. The sessions provide an opportunity to teams to engage with domain experts and thought leaders in these areas.

ICICI Bank also partners with thought-leaders across a wide spectrum of fields ranging from academia, management to sports, to engage with and build leadership perspectives.

Under the umbrella of Leadership Academy, the Bank organises formal leadership development programmes on four identified themes of Technology, Data Science, Design Thinking and Project Management.

Learning Assessment

The objective of conducting learning assessment is to understand how design and delivery of training content may be improved. The Bank's learning culture places a strong focus on confirming whether learners are indeed able to demonstrate understanding and application of basic concepts learnt in online and instructor-led functional programmes. This is generally in the form of an application-oriented test which is administered through Learning Matrix – the Bank's internally managed learning platform. The universal passing criteria for all assessments

is 80%. The performance of employees on assessments is continually evaluated to fine-tune training content and for giving feedback to our internal facilitators.

Academic Councils

The Bank has constituted academic councils comprising senior leaders from various functions to meticulously design and oversee the curriculum and delivery of its key training programmes. These councils bring together a wealth of knowledge and experience from diverse areas such as retail banking, corporate finance, risk management, and technology, thus ensuring a holistic approach to employee development. By incorporating insights from different business units, the academic councils ensure that the training programmes are not only comprehensive but also aligned with the Bank's strategic goals and dynamic needs of the business. Through continuous feedback and review mechanisms, the academic councils also play a pivotal role in the ongoing refinement and enhancement of the training initiatives, fostering a culture of continuous learning and professional growth within the organisation.

Job Rotation and Moving Across Roles

The Bank believes in investing in its employees to take up challenging assignments and responsibilities early in the career. The Bank's 'customer-oriented' approach known as Customer 360°, encourages employees to take up new roles and not restrict themselves to specific areas. As a part of their career and skill development, the Bank offers opportunities to employees to explore diverse roles and functions. This provides employees the chance to explore and develop learning and expertise in different domains.

Succession Planning

The Bank has institutionalised a succession planning and leadership development initiative to identify and groom leaders for next level roles. The Bank has a robust succession planning process which, through the Senior Management Cover Index, tracks the depth of leadership bench at the senior management positions. The Bank has a strong bench for key positions and for critical leadership roles.

CARE

Employees play a pivotal role in the success of the Bank's strategy and growth of the organisation. The Bank believes in providing an enabling work environment that helps employees to achieve aspirational goals. The Bank is an inclusive and a caring workplace, driven by meritocracy and equal opportunities for all.

Employees at the Bank imbibe Officer Like Qualities (OLQ) at the workplace and in all internal and external engagements. These include respect for Brand ICICI, dignified behaviour in dealing with everyone, managers in position of authority can be demanding but not demeaning, being humble & service-oriented and having an attitude of learning. The Bank has a 24x7 emergency helpline, accessible to all employees of the Bank. This helpline facility has, over the years, provided crucial support to employees and their immediate family members during exigencies. To cater to emergencies, the Bank also has a dedicated Quick Response Team (QRT) to assist employees if they are in any distress.

To facilitate quick medical attention for employees in medical emergencies, the Bank has tie-ups with more than 100 hospitals in key cities across the country. The Bank also provides comprehensive insurance coverage for all employees, across all grades. Group insurance facility includes both the Personal Accidental Insurance Scheme as well as the Group Life Insurance Scheme. The Bank also facilitates a Parental Insurance Scheme at preferential rates for its employees.

ICICI Bank has also set in place a robust grievance handling mechanism to ensure that it is accessible to all employees. Known as I-Care, this centralised and dedicated team is equipped to handle employee queries and strives to provide a speedy resolution.

The Bank's philosophy of meritocracy and equal opportunity has led to a significant number of key positions being held by women employees over the last two decades. Conscious of life stage needs and safety of women employees, a range of benefits and policies have been curated. In addition to maternity leave, employees have access to child care leave and adoption leave. The Bank has a Travel Accompaniment Policy

which allows women with young children to be accompanied by their child and a caregiver during official travel, with the cost borne by the Bank.

The Bank also has a policy designed to provide financial support to employees who have children with special needs. Under this policy, the Bank covers expenses incurred on improving the quality of life of employee's children with special needs through specialised education (at home or through a special-needs school), specialised therapy, specialised equipment and periodic treatment, if required (at hospital or at home).

At the Bank, sexual harassment cases are handled as per the guidelines set under The Sexual Harassment of Women at Workplace (Prevention, Prohibition & Redressal) Act, 2013. The Bank has created awareness about the Act through mandatory e-learning at the time of induction. The Bank also regularly communicates with employees regarding the mechanism for raising complaints and the need for right conduct by all employees. The policy ensures that all such complaints are handled promptly and effectively with utmost sensitivity and confidentiality and are resolved within defined timelines.

For other workplace issues, the Bank has a structured mechanism to resolve them. The iCare provides employees with a platform to deal with their queries and concerns.

I-Care Service Platform

Service and innovation lie at the heart of our commitment to employee satisfaction and operational efficiency. To deliver superior service at scale, our ethos of care and our strength of technology came together to craft an intuitive and seamless experience for our employees. Our proprietary system, iCare was launched in fiscal 2024 which has changed the way we manage employee enquiries and service requests. iCare integrates different channels, email, phone, chatbots and call centre over the same platform. Furthermore, it offers a 'zero drop-off' experience, ensuring that employee issues are attended to even if their assigned HR manager is on leave or busy. By harnessing the power of automation and AI, iCare has decreased turnaround time and improved access to employee services. Employees can avail these services through email, phone calls, or through ICICI Bank's proprietary app – Universe on the Move.


Empowering Women Employees
Adoption Leave
Child Care Leave
Fertility Leave
Travel Accompaniment
Maternity Leave

EMPLOYEE CONNECT AND ENGAGEMENT

ICICI Bank believes in creating a culture of free and open conversations. Forums of engagement have been created where employees can engage with senior leadership of the Bank and seek clarification on policy and strategy.

Leadership Engagement Sessions

The Bank's senior management regularly engages with employees physically and virtually to emphasise the Bank's cultural anchors including ethical conduct, adherence to regulations and compliance. Business centre visits are also an important part of the communication agenda. Employees are also kept updated on the strategy and performance and progress of the Bank through quarterly engagement on financial performance by the Executive Director with the leadership team.

Conversation Sessions

Through Conversation sessions, the Leadership Team engages with employees to emphasise on Bank's cultural anchors. It helps in aligning employees to the ethos of the Bank. These sessions are also forums for employees to engage with Business leaders and serve as listening posts for the employees.

I-Engage

Onboarding sessions are conducted by Business and HR managers to induct all new hires to the Bank's culture and systems.

Diversity, Equity and Inclusion

ICICI Bank is committed to nurturing and promoting a culture of diversity, equity and inclusion (DE&I). Our inclusive culture, free from any biases, enables employees to work effectively.

To maintain our culture of diversity and equity, the objectives of our DE&I initiatives are:

- Promote a culture of DE&I across the Bank
- Ensure that ICICI Bank continues to be an employer for diverse groups
- Maintain an environment of inclusion for all its employees
- Maintain a culture of no discrimination

The Bank is also committed to promote and respect human rights. The Bank has put in place policies to provide an enabling and harassment-free work environment that respects and upholds individual dignity.

The Bank's Human Rights Policy is aligned with the United Nations Guiding Principles on Business and Human Rights (UNGP) and International Labour Organisation's Declaration on Fundamental Principles and Rights at Work.

DIGITAL@HR
Universe on the Move – the employee app

As an integrated workplace technology solution for HR and business transactions, the 'Universe on the Move' (UOTM) mobile application makes life simple for employees every day – helping employees complete HR and business transactions on the go. Most employee services are available easily through the Universe on the Move app at the click of a button. What makes UOTM unique is that it also integrates business transactions – such as facility to provide business approvals or logging customer leads – in a seamless manner.


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Learning Matrix

For any learning-focussed organisation, constant skilling, re-skilling, up-skilling and capability building are key factors to enable employees to serve evolving customer needs. The Learning Matrix is an AI-enabled digital learning platform with a rich online library and with features like leaderboard, social learning and access to curated open content. This AI-powered platform recommends personalised learning programmes and helps curate content based on in-platform feedback. The Learning Matrix offers an intuitive and engaging learning experience to employees on the go.


ARTIFICIAL INTELLIGENCE
& MACHINE LEARNING
AI
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Go to Course below
Path for Learning Matrix mobile app:
UOTM > App Drawer > Learning Matrix

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Functional Skill

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ICICI Bank
iMobile Pay

iMobile Pay Modules

Functional Skill

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DAILY ROUTINE ANALYSIS

Excel in Excel:
Graphs and Charts

Functional Skill

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Data Protection

Functional Skill

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ICICI Careers

To attract the best talent, the Bank has created a digital careers platform to provide aspirants a seamless experience from the application stage to the onboarding stage. Candidates can easily apply for relevant jobs at the click of a button and be updated with real-time progress of their job application. At any juncture, candidates can reach out for support – through a comprehensive service platform integrating chat, calls and emails offering a seamless journey to aspiring ICICIans.

ICICI Bank Alumni Portal

The ICICI Bank Alumni Portal is a digital platform which provides ex-employees with a smooth relieving experience and access to important documentation after their exit from the Bank. With the evolving employee needs, the Bank is committed to serve employees with passion and care.

SOCIAL AND RELATIONSHIP CAPITAL

An ongoing engagement with our stakeholders is important for the Bank to understand matters relevant to them and create sustainable value for all.

The Bank continuously endeavours to understand the concerns and opinions expressed by stakeholders and respond to them promptly. The Bank holds regular interactions with customers, investors, employees, regulators and engages with communities and banking associations to remain informed.

ENGAGING WITH OUR KEY STAKEHOLDERS

Employees

Employees are the most important capital for the success of our strategy and growth of the organisation. We believe in providing an inclusive workplace, driven by meritocracy and equal opportunities to all.

How Do We Engage

Engagement with employees is through various platforms including townhall sessions with directors, periodic communication meetings and business centre visits by senior leaders, videos to communicate with employees through the employee app, Universe on the Move, and query raising portal.

Subjects considered important by our employees:

- Risk and compliance culture
- Enabling work culture with opportunities for growth and learning
- Meritocracy
- Responsive grievance handling process

Our Response

In the last two years, the Bank has significantly reorganised its workforce with new roles aligned to market opportunities. Promoting job rotation and encouraging employees to move across roles is helping the Bank in providing career growth to employees.

The Bank believes in giving responsibility to young capable professionals ahead of time and supporting them in their next career move early in their professional journey. Learning and skill development is an important value proposition provided to employees. The focus of skill development initiatives is on digital, functional and behavioural learning. Principles of Diversity, Equity and Inclusion are embedded in HR practices at the Bank. The fair compensation policy aligns rewards with prudent risk taking. Care and well-being of employees is a key focus area and relevant policies and practices have been established in this regard. The Bank has a culture where employees can raise issues freely and can expect their grievances / concerns to be handled in a sensitive manner.

For more details on the Bank's HR practices, please refer to the Human Capital chapter on page 52 and the Business Responsibility and Sustainability Report.

Shareholders/Investors

We believe that engaging with our shareholders and investors is important to understand market priorities and drive business outcomes that can lead to sustainable value-creation for all stakeholders.

How Do We Engage

There is continuous engagement with our investors and shareholders either through the annual general meeting, periodic conference calls, analyst day event, emails or one-to-one interactions. The Bank also has mechanisms to address queries and grievances of our shareholders and investors.

Subjects considered important by our shareholders/investors:

- Shareholder value creation
- Medium and long-term strategy
- Governance and ethical practices
- Compliance
- Operational resilience
- Transparency
- Disclosure on non-financial metrics like ESG

Our Response

During fiscal 2024, the Bank continued to deliver sustainable return on capital to shareholders. The Investor Relations team provides details on the performance and strategic objectives of the Bank during quarterly results calls and endeavours to enhance disclosures in the investor presentations on an ongoing basis depending on market conditions and investors' feedback. Continuous engagement is ensured including meetings with the senior management. The team also facilitates engagement with investors on topics like Environmental, Social and Governance to provide insights with regard to the journey on sustainability in the Bank's own operations and management of climate-related financial risks.

Society

The Bank is committed to contributing towards socio-economic development and, for the larger benefit of the society, is undertaking corporate social responsibility activities across the length and breadth of the country.

How Do We Engage

The Bank set up its philanthropic arm, ICICI Foundation for Inclusive Growth (ICICI Foundation), in 2008 for addressing critical gaps in socio-economic development, particularly in rural areas in India. Rural development initiatives are also being undertaken directly through the Bank's efforts in promoting financial inclusion and inclusive growth.

Subjects considered important by the society:

The ICICI Foundation team extensively engages with local authorities and people to understand needs and development gaps. The key asks have been to address the need for health facilities, overcome water shortage and prevent environment degradation.

Our Response

During fiscal 2024, the Bank fulfilled its obligation of ₹5.17 billion towards CSR activities in compliance with the CSR rules under the Companies Act, 2013. The approach to undertake CSR activities included adopting a holistic approach at micro level to address developmental gaps and design comprehensive solutions underpinned by the objectives of sustainability and scalability. Environment and healthcare were major areas of focus for the Bank's CSR activities in fiscal 2024.

As a large financial institution, the Bank recognises the importance of engaging with its value chain partners on ESG. The Bank's supplier code of conduct and also checklists on ESG factors for onboarding of new vendors are providing a basis for engaging with our vendors on these aspects and building awareness on the need for adopting green procurement standards and promoting social factors like human rights, diversity and inclusion.

Customers

We are committed to understanding the requirements and expectations of our customers, and continuously engage with them to shape Customer 360° experiences.

How Do We Engage

We engage through multiple channels like their interaction with our frontline employees, structured surveys for seeking feedback, customer meets organised at business centres and channels available for raising queries and grievances. There are also quarterly interactions organised between customers and the Customer Service Committee of the Board.

Subjects considered important by our customers:

- Convenience
- Responsive, skilled and considerate staff
- Availability of relevant products and services
- Quick resolution of queries, requests raised and grievance redressal
- Secure and simplified delivery of services

Our Response

The Bank has put in place mechanisms to ensure customer needs are appropriately addressed and right-selling of products and services are ensured. Reiterating the principle of 'Fair to Customer, Fair to the Bank' in every communication to employees, the approach is to only offer products that meet requirements of a customer. In the past, the Bank has withdrawn products that could potentially lead to mis-selling and inconvenience the customer. In line with the above principle, the Bank has also moderated prepayment fee for certain products/segments.

The Bank has a dedicated customer service team focussed on improving process efficiency, reducing customer effort and leveraging technology to enhance customer experience and response time. This is accompanied with continuous upskilling and knowledge building of staff. The Bank strongly follows a policy of zero tolerance to unethical conduct by employees.

Regulator

Being a systemically important bank in India, ensuring resilience and stability is important for the Bank.

How Do We Engage

Our engagement with the regulators is ongoing, through periodic meetings and other forms of communications like emails, letters, etc. The Bank also participates constructively in policy forums organised by the regulators and also responds to policy-related discussion papers issued by the regulators.

Subjects considered important by regulator:

- Governance and building sound compliance culture
- Fair treatment of customers and grievance redressal
- Anti-money laundering and fraud risk
- Operational and cyber resilience
- Financial stability
- Data, information and reporting quality

Our Response

The Bank has a dedicated team for communicating with regulators and responding to their specific requirements in a time bound manner. The Bank has well-defined processes and is leveraging technology to ensure monitoring and compliance to regulatory developments. The Bank has increased focus on building resilience and also participates in initiatives undertaken by the regulator. The Bank undertakes various awareness and training initiatives to enhance Bank's focus towards customer conduct.

CORPORATE SOCIAL RESPONSIBILITY (CSR)

Social issues such as access to healthcare, prevention of environmental degradation, skill development and livelihood opportunities remain critical areas requiring support in India. Creating a thriving society and economy requires significant investments in these areas. The Bank, through its implementing arm, the ICICI Foundation for Inclusive Growth (ICICI Foundation), has focussed on creating a positive impact through its CSR initiatives and is working directly with communities and stakeholders to meaningfully contribute in these areas. The activities are also aligned with the United Nations (UN) Sustainable Development Goals (SDGs).

During fiscal 2024, the Bank's contribution towards social causes was ₹5.19 billion. The CSR initiatives were mainly in the areas of healthcare and sanitation, environmental and ecological projects, livelihood and social interventions focussed on meeting specific local needs.

In the area of healthcare, support was extended for cancer care, cardiac care, eye care and trauma care by providing equipment, funds for surgeries, undertaking capacity building, organising eye screening camps and support for emergency care.

- More than **3.7 million trees** have been planted till March 31, 2024.
- The various CSR initiatives have created a positive impact for over **12.8 million beneficiaries.**

In the area of environment and ecology, extensive watershed and rainwater harvesting projects were taken up during the year as part of water conservation projects. Till March 31, 2024, total water harvesting potential of about 25.8 billion litres has been created across rural India. The other area of extensive work done is in forest conservation. The initiatives on forest conservation and ecology included ensuring water availability, restoring habitat, enhancing biodiversity, preventing soil erosion, supporting afforestation and livelihood creation, and other green initiatives which included installation of renewable energy capacity for creating grid-free forests and supporting clean energy in villages. These efforts were across 53 forest reserves as on March 31, 2024.



Counselling by a child nutritionist at Cachar Cancer Care Hospital and Research Centre in Silchar, Assam.



Successful rejuvenation of Alkoda Lake in Raichur District, Karnataka.



Locals using a footbridge in a village in Raesi District, Jammu constructed through ICICI Foundation's efforts.

ICICI Foundation engaged with marginal and landless farmers and provided support for agricultural value chain development, livestock rearing and skill development for livelihood. This effort benefited about 80,000 individuals across various projects in fiscal 2024. As part of social interventions, projects were undertaken based on local needs and enabling community welfare and included activities such as development of infrastructure in remote areas, promotion of financial literacy, and improvement of access to education among marginalised communities.

For more details on ICICI Foundation's activities, refer to the Bank's ESG Report for fiscal 2024.

FINANCIAL INCLUSION AND RURAL DEVELOPMENT INITIATIVES

There are specific segments of the rural economy that require a more supportive and sensitive response to their financial requirements and the Bank has taken initiatives to address the needs of such segments. The Self-Help Groups (SHGs) programme is an initiative that has contributed to entrepreneurship among women in the rural areas. A comprehensive suite of banking products, including zero-balance savings account and term loans, for meeting the business requirements of the women of these SHGs is provided. Services are offered at their doorstep, thus saving their time, money and effort to visit the closest business centre.

ICICI Bank has been extending loans/providing financial support to less privileged women of the country through Self Help Groups - Bank Linkage Programme (SHGs-BLP) for over a decade, to give a boost to their entrepreneurial spirit. These initiatives have positively impacted 10.49 million women across the country through approximately 8.9 lakh SHGs loans as on March 31, 2024. Of these, over 4.67 lakh were first-time borrowers, who had not taken a loan from any formal financial institution. These SHGs are engaged in livelihood-generating activities which are helping them scale up their economic enterprises and improve financial security.

During fiscal 2024, the Bank availed USD 100 million from a financial institution for onward lending through its SHGs-BLP that aims to empower less privileged women in India to become self-reliant and to help them expand their businesses and enhance their earning capability.



Members of an SHG in Palakurthy from Jangaon District, Telangana, being informed about SHG loans that they can avail from ICICI Bank.

In addition to direct customers, the Bank reaches out to about 2.2 million customers through microfinance institutions. The Bank also provides lending to Joint Liability Groups (JLGs), which are semi-formal groups from the weaker sections of society, through microfinance companies. These activities are undertaken within the overall framework prescribed by the RBI. The Bank also offers credit-related services to microfinance companies for onward lending to the rural population.

At March 31, 2024, the Bank had over 21.1 million Basic Savings Bank Deposit Accounts (BSBDA), of which around 4.4 million accounts were opened under the Pradhan Mantri Jan Dhan Yojana. The Bank encourages and enables these account holders to transact digitally.

Digital Banking Unit (DBU)

Technology has played a key enabler in fostering financial inclusion. The delivery of financial services in remote unbanked and under-banked areas has been made possible due to digitisation. In fiscal 2023, the Government of India announced the launch of Digital Banking Units (DBU) with the objective of encouraging customers to undertake and experience the benefits of digital transactions. The DBUs are primarily fixed-point business units for delivering digital banking products and services, with most services made available in both self-service and assisted mode. The Bank set up four such DBUs which were launched in October 2022. Key performance parameters of the DBUs during April 2023 - March 2024 were as follows:

List of Activities	Number
No. of accounts opened	1,517
No. of credit cards	839
No. of loans	259
Count of financial transactions	91,485
Count of non-financial transactions	16,511
No. of frauds	Nil
No. of grievances received	11
No. of digital awareness/literacy camps arranged	197

ENVIRONMENT AND SUSTAINABILITY

Incorporating sustainability into the Bank's operations and business is an ongoing process that supports our objective of minimising environmental impact and contributing towards a sustainable future.

The Bank's ESG Policy emphasises its commitment to conduct business sustainably and efficiently, thereby reducing the environmental impact. The Bank's efforts in promoting environmental sustainability is in three strategic areas including sustainable financing, in its own operations and corporate social responsibility.

SUSTAINABLE FINANCING

The Bank recognises the role a financial institution can play in driving sustainable socioeconomic development that benefits all stakeholders. Consideration of ESG in the Bank's lending decisions and risk management framework are important factors and various approaches have been implemented. The Bank's sustainable lending portfolio, defined based on the Bank's Framework for Sustainable Financing, continued to grow in fiscal 2024. At March 31, 2024, the Bank's outstanding portfolio to sectors like renewable energy, electric vehicles, green certified real estate, waste management, water sanitation, positive impact sectors like lending to weaker section under priority sector norms was about ₹685.28 billion. The Bank's green financing portfolio grew during fiscal 2024 and accounted for 28.3% of the total sustainable lending portfolio.

The various approaches to assessment of ESG risks include social and environmental evaluation of project financing proposals, integrating climate change and ESG issues into the credit evaluation process, establishing framework for consistent and comprehensive tracking of sustainable lending by the Bank, and evaluating climate change impact in operations and business. Policies and frameworks are periodically reviewed for relevant amendments.

The Social and Environmental Management Framework (SEMF) evaluates specific environmental and social risks as part of the overall credit appraisal process for assessing new project financing proposals. Key elements of the assessment include screening through an exclusion list drawn broadly from the lists published by the International Finance Corporation (IFC) and list of highly polluting sectors published by the Ministry of Environment, Forests & Climate Change (MoEFCC) in India, seeking a declaration from borrowers of compliance with applicable national environmental guidelines/approvals for qualifying proposals subject to threshold criteria defined in the SEMF, and due diligence by an independent agency for large-ticket project loans identified as per the criteria defined in the SEMF.


Sustainable Financing

Green financing portfolio was ₹193.66 billion at March 31, 2024, of which 50% was for financing renewable energy.


Physical Risk Assessment
Bank's Own Operations
Top Counterparties of Wholesale Banking Portfolio
Retail Portfolio

Acknowledging the inherent risks posed by climate change and ESG issues, these aspects are being integrated into the credit evaluation process in the Bank. As part of the credit evaluation process for large corporate lending proposals, borrower ESG scores from external agencies, if available, are considered. Additionally, the Bank has developed specific risk assessment tools for 16 sectors to gauge the ESG maturity and associated risks of borrowers with exposures exceeding a certain threshold. This risk assessment tool has been developed with a focus on hard-to-abate sectors that are challenging to transition to low carbon pathways and sectors with substantial exposure within the Bank's portfolio.

One of the key elements of the Bank's ESG policy is its commitment to responsible lending practices and fostering a positive impact on the environment and society. Aligned with this philosophy, the Framework for Sustainable Financing has been formulated to provide guidance on green, social, sustainable, and sustainability-linked lending, outlining the methodology and associated procedures. The Bank has taken inputs from the Government of India's Framework for Sovereign Green Bonds issued in December 2022 and the RBI's guidelines on Framework for Acceptance of Green deposits issued in April 2023. The Bank has further classification of proposals into (i) dedicated sustainable lending and (ii) sustainability-linked lending based on the underlying characteristics of the transaction. The framework specifies the eligibility criteria, applicable due diligence requirements, and the verification process for sustainable finance. The framework also aims to establish a consistent and comprehensive methodology for the classification and reporting of the Bank's credit facilities as sustainable.

Addressing Climate-Related Risks and Opportunities

Exposure of financial institutions to potential negative impacts of climate change on operations, assets and overall financial stability are critical. The Bank's approach to analysing climate risks include developing methods to integrate climate risk in the risk management framework and begin testing the resilience of the lending portfolio to climate risks which can be categorised into transition and physical risks. The Bank is also in the process of understanding biodiversity and nature-related aspects that could manifest as risks in the Bank's business.

The Bank has formulated a Climate Risk Management Framework (CRMF) for integration of climate risk into the overall risk management framework. CRMF comprises guidance on assessing impact of climate change on the Bank's own operations due to physical risk events. Additionally, it guides in identifying and analysing the impact of both physical and transition risks on the lending portfolio.

The Bank conducts climate scenario analysis to quantify the impact of climate-related financial risks and assess the potential impact on capital and provisions requirement. Climate scenario analysis is performed to assess the potential impact of physical risks on the top counterparties of wholesale banking portfolio, retail lending, and impact of transition risk on the top counterparties of wholesale banking portfolio. The output of the exercise has been incorporated in the Bank's financial planning as a part of ICAAP.

Key Focus Areas for Addressing Climate Risks

Own Operations

The Bank aims to reduce its Scope 1 and Scope 2 emissions. The Bank is in the process of evaluating Scope 3 emissions from own operations and enhancing its disclosure in this regard. The Bank is working towards identifying and putting in place the elements required to achieve carbon neutrality in own operations. The Bank has set a target to achieve carbon neutrality by fiscal 2032.

Sustainable Financing

The Bank has developed a Framework for Sustainable Financing, which provides guidance on eligibility criteria for Sustainable/Sustainability-linked lending, guidance on assessment of facilities, monitoring and reporting of such facilities. This is the first step towards bringing sharper focus in the Bank's sustainable lending practices.

The Bank is also committed to extending its expertise to customers and policy makers for decarbonising businesses and the economy.

Risk Management

The Bank has formulated an approach to address risks emanating from climate change, as part of a Climate Risk Management Framework which comprises assessment of impact of climate change on the Bank's own operations, climate risk management of the Bank's loan book and integration of material climate risks into the existing risk management framework.

To facilitate the above initiatives in the Bank, developing proficiency in understanding ESG-related risks and opportunities, and evaluation of ESG/climate related risks has been embedded into the training imparted to a core team within the risk management group and other critical functions.

ENVIRONMENTAL SENSITIVITY IN OWN OPERATIONS

The Bank's efforts in minimising environmental impact of its activities is driven through sustainable practices in areas like energy efficiency, green building certification, sustainable procurement, waste reduction and recycling, water conservation and reducing paper consumption. During fiscal 2024, there was progress across these areas with a focus on decarbonising the Bank's operations. Some key efforts during the year included:

- The proportion of renewable energy within total energy consumption from the grid and on-site solar increased from 9% in fiscal 2023 to 35% in fiscal 2024.

- The Bank continuously endeavours to align buildings to Indian Green Building Council (IGBC) standards and comply with them on an ongoing basis. During fiscal 2024, 29 new sites with more than half a million square feet of area were IGBC-certified. Total 32% of the Bank's premises were IGBC-certified at March 31, 2024.

- ICICI Bank has introduced several measures to enable waste reduction and recycling at its Service Centre at BKC in Mumbai, Maharashtra. These include appropriate measures for waste segregation at the site for suitable treatment according to the type of waste. The Bank has also advocated the use of environment-friendly consumables at the premises with the aim of promoting sustainable practices. These initiatives led to the Service Centre getting a rating of 'Net Zero Waste' in the category

of ‘Net Zero Waste to Landfill (Operations)’ by IGBC in fiscal 2024.

- ICICI Bank was certified with ISO 45001:2018, Occupational Health and Safety Management Systems, at 18 large offices with cumulative occupancy of more than 30,000 employees (approx. 21% of total workforce).
- The Bank has moved to using FSC (Forest Stewardship Council) certified recycled paper for pre-print forms at its branches. The Bank is also procuring BIS ECO-Mark paper that is manufactured through agro farming. These constituted 59% of the total paper procured by the Bank in volume terms.

To facilitate the above, engagement with vendors is an ongoing effort to create awareness about the Bank’s approach on adoption of sustainable practices and to communicate the Bank’s intent to evaluate them on environmental and social factors.

GHG EMISSIONS IN OWN OPERATIONS

The adoption of green tariff power resulted in reduction in the Bank’s Scope 2 emissions by 19.7% year-on-year during fiscal 2024. The Bank’s total Scope 1 and 2 emissions declined by 15.7% during the year. The practice of independent assurance of Scope 1 and Scope 2 emissions continued. For fiscal 2024, reasonable assurance was conducted by Grant Thornton Bharat LLP as part of the SEBI mandated Business Responsibility and Sustainability Report. For fiscal 2023, limited assurance for the same was undertaken by DNV Business Assurance India Private Limited and, in fiscal 2022 it was conducted by TUV India Private Limited.

During fiscal 2024, the Bank assessed and has disclosed additional categories under Scope 3 emissions. These include capital goods and employee commute, apart from business travel.


ICICI Bank
Save Trees! Reduce Waste!
Help save our planet!!
Let's Say 'NO' to a paper cup!
Let's bring our own mug!
• Why say 'NO'?
• Comes at the cost of natural resources - trees, water
• Minimises efforts on waste management
• Saves over 100 trees every day
• Reduces waste going into a landfill
• Refuse, Reduce, Reuse
Being Responsible, Being Sustainable


ICICI Bank
Once you're done with the meeting, do your bit for the planet.
Its always good to switch off the lights while leaving the meeting room
Being Responsible | Being Sustainable

The Bank advocates the use of environment-friendly consumables at its premises with the aim of promoting sustainable practices.

The Bank's GHG emissions in its own operations in fiscal 2024 were:

In '000 tCO_2e	Fiscal 2022	Fiscal 2023	Fiscal 2024
Scope 1[1] (A)	26	23	25
Scope 2[2] (B)	116	126	101
Total (A+B)	**142**	**149**	**126**
Emissions intensity (in tCO_2e[4] per ₹ crore revenue)	1.36	1.16	0.76
Emissions intensity (in tCO_2e per FTE[5] employee)	1.35	1.16	0.90


CO₂

The Bank is committed to reduce its emissions in own operations and become carbon neutral by fiscal 2032.

Scope 3 Emissions

Scope 3[3] emissions pertaining to Business travel was 17,735 tCO_2e in fiscal 2023. In fiscal 2024, evaluation of the Bank's Scope 3 emissions in own operations was expanded to include capital goods and employee commuting, apart from business travel. Total Scope 3 emissions in fiscal 2024 was 161,250 tCO_2e.

Promoting Environment and Sustainability Through CSR

As part of CSR initiatives, the Bank extensively supports efforts for environmental protection and improving biodiversity. Projects have been executed in the areas of water conservation, forest conservation and afforestation and protecting biodiversity, which are contributing towards restoring ecological balance in the country. ICICI Foundation is also working in villages to reduce their carbon footprint by promoting adoption of sustainable practices like composting, garbage recycling, efficient cooking, drinking water solutions, among others.

Footnote:

1. *Scope 1 emissions include CO_2 emissions from the combustion of fuel in diesel-generating sets and company-owned vehicles, emissions due to loss of refrigerants and emissions due to CO_2 based fire extinguishers. The emissions from diesel-generating sets was estimated based on expenses on procurement of diesel and applying the lowest diesel price in the country to estimate quantity of diesel consumed. The emissions from fire extinguishers and owned vehicles was based on actual consumption.*
2. *Scope 2 emissions are due to electricity purchased from the grid. The estimation was based on actual consumption of electricity, and using the grid emission factor published by the Central Electricity Authority, India.*
3. *Scope 3 emissions for Capital goods have been estimated in accordance with the GHG Protocol. For the purpose, EXIOBASE 2019 emission factors have been considered. Scope 3 emissions for business-related travel by employees through modes like aircraft, train, buses, and cars have been estimated. Emissions from hotel stay during such travel is not included. For the purpose, DEFRA (Department for Environment, Food and Rural Affairs) 2023 emission factors have been considered. Scope 3 emissions for employee commuting have been estimated based on an survey conducted. The Average-data method has been used for extrapolating to all employees. For the purpose, latest India GHG Program emission factors have been considered.*
4. *tCO_2e - Tonnes of carbon dioxide equivalent is a standard unit for counting GHG emissions.*
5. *FTE: Full Time Equivalent.*

BOARD'S REPORT

Your Directors have pleasure in presenting the Thirtieth Annual Report of ICICI Bank Limited (ICICI Bank/the Bank) along with the audited financial statements for the year ended March 31, 2024.

FINANCIAL HIGHLIGHTS

The financial performance for fiscal 2024 is summarised in the following table:

₹ in billion, except percentages	Fiscal 2023	Fiscal 2024	% change
Net interest income and non-interest income	820.12	**972.55**	18.6%
Operating expenses	328.73	**391.33**	19.0%
Core operating profit	491.39	**581.22**	18.3%
Provisions and contingencies (excluding tax)	66.66	**36.43**	(45.3)%
Profit before tax excluding treasury gains	424.73	**544.79**	28.3%
Treasury gains	(0.52)	**0.09**	(117.3)%
Profit before tax	424.21	**544.88**	28.4%
Tax	105.25	**136.00**	29.2%
Profit after tax	318.96	**408.88**	28.2%

₹ in billion, except percentages	Fiscal 2023	Fiscal 2024	% change
Consolidated profit before tax and minority interest	472.55	**615.08**	30.2%
Consolidated profit after tax and minority interest	340.37	**442.56**	30.0%

DIVIDEND

Your Bank has a consistent dividend payment history. Your Bank's Dividend Distribution Policy is based on the profitability and key financial metrics, capital position and requirements and the regulations pertaining to the payment of dividend. The Board of Directors has recommended a dividend of ₹ 10.00 per equity share for the year ended March 31, 2024.

APPROPRIATIONS

The Bank has appropriated accumulated profit as follows:

₹ in billion	Fiscal 2023	Fiscal 2024
Profit after tax	318.96	**408.88**
Profit brought forward	436.71	**563.57**
Accumulated profit (before appropriations)	755.67	**972.45**
Appropriations:		
To Statutory Reserve, making in all ₹ 538.00 billion	79.74	**102.22**
To Special Reserve created and maintained in terms of Section 36(1)(viii) of the Income Tax Act, 1961, making in all ₹ 184.70 billion	25.65	**30.21**
To Capital Reserve, making in all ₹ 150.75 billion	0.88	**0.33**
To Investment Fluctuation Reserve, making in all ₹ 31.69 billion[1]	1.04	**9.93**
To Revenue and other reserves, making in all ₹ 110.33 billion	50.00	**-**
Dividend paid on equity shares[2]	34.79	**55.99**
Balance carried over to balance sheet	563.57	**773.77**

[1] *Represents an amount transferred to Investment Fluctuation Reserve (IFR) on net profit on sale of available-for-sale (AFS) and held-for-trading (HFT) investments during the period. The amount not less than the lower of net profit on sale of AFS and HFT category investments during the year or net profit for the year less mandatory appropriations is required to be transferred to IFR, until the amount of IFR is at least 2% of the HFT and AFS portfolio. The Bank can draw down balance available in IFR in excess of 2% of its AFS and HFT portfolio.*

[2] *Represents dividend declared for previous financial year and paid in current financial year.*

SHARE CAPITAL

During the year under review, the Bank allotted 39,519,912 equity shares of ₹ 2.00 each pursuant to exercise of stock options under the ICICI Bank Employees Stock Option Scheme - 2000. For details refer to Schedule 1 of the financial statements.

PARTICULARS OF LOANS, GUARANTEES OR INVESTMENTS

Pursuant to Section 186(11) of the Companies Act, 2013, the provisions of Section 186 of the Companies Act, 2013, except sub-section (1), do not apply to a loan made, guarantee given or security provided by a banking company in the ordinary course of business. The particulars of investments made by the Bank are disclosed in Schedule 8 of the financial statements as per the applicable provisions of the Banking Regulation Act, 1949.

SUBSIDIARY, ASSOCIATE AND JOINT VENTURE COMPANIES

During the year under review, ICICI Lombard General Insurance Company Limited ceased to be an associate and became a subsidiary of the Bank with effect from February 29, 2024. I-Process Services (India) Private Limited ceased to be an associate and became a subsidiary of the Bank with effect from March 20, 2024 and a wholly-owned subsidiary of the Bank with effect from March 22, 2024. There were no entities which became or ceased to be joint venture of the Bank during fiscal 2024.

As at March 31, 2024, your Bank had following subsidiaries (including step down subsidiaries) (17) and associate (8) companies:

Name of the subsidiary company	% of shares held
ICICI Bank UK PLC	100
ICICI Bank Canada	100
ICICI Securities Limited	74.73
ICICI Securities Holdings, Inc.[1]	100
ICICI Securities, Inc.[2]	100
ICICI Securities Primary Dealership Limited	100
ICICI Venture Funds Management Company Limited	100
ICICI Home Finance Company Limited	100
ICICI Trusteeship Services Limited	100
ICICI Investment Management Company Limited	100
ICICI International Limited	100
ICICI Prudential Pension Funds Management Company Limited[3]	100
ICICI Prudential Life Insurance Company Limited	51.20
ICICI Lombard General Insurance Company Limited	51.27
ICICI Prudential Asset Management Company Limited[4]	51.00
ICICI Prudential Trust Limited[4]	50.80
I-Process Services (India) Private Limited	100

[1] ICICI Securities Holdings, Inc. is a wholly owned subsidiary of ICICI Securities Limited.

[2] ICICI Securities, Inc. is a wholly owned subsidiary of ICICI Securities Holdings, Inc.

[3] ICICI Prudential Pension Funds Management Company Limited is a wholly owned subsidiary of ICICI Prudential Life Insurance Company Limited.

[4] The entity is a joint venture company, however, it is considered as a subsidiary company in accordance with the provisions of the Companies Act, 2013.

Name of the associate company	% of shares held
NIIT Institute of Finance Banking and Insurance Training Limited	18.79
ICICI Merchant Services Private Limited	19.01
India Infradebt Limited	42.33
Arteria Technologies Private Limited	19.98
Rajasthan Asset Management Company Private Limited[1]	24.30
OTC Exchange of India[1]	20.00
Falcon Tyres Limited[1]	26.39
Fino Paytech Limited[1, 2]	25.10

[1] These companies are not considered as associates in the financial statements, in accordance with the provisions of Accounting Standard 23 on 'Accounting for Investments in Associates in Consolidated Financial Statements'.

[2] The entity is considered as an associate under the Companies Act, 2013, subsequent to ICICI Lombard General Insurance Company Limited becoming a subsidiary of the Bank with effect from February 29, 2024.

BOARD'S REPORT

HIGHLIGHTS OF PERFORMANCE OF SUBSIDIARIES, ASSOCIATES AND JOINT VENTURE COMPANIES AND THEIR CONTRIBUTION TO THE OVERALL PERFORMANCE OF THE COMPANY

The performance of subsidiaries and associates and their contribution to the overall performance of the Bank as on March 31, 2024 is given in "Consolidated Financial Statements of ICICI Bank Limited - Schedule 18 - Note 12 - Additional information to consolidated accounts" of this Annual Report. A summary of key financials of the Bank's subsidiaries is also given in "Statement Pursuant to Section 129 of the Companies Act, 2013" of this Annual Report.

The highlights of the performance of key subsidiaries are given as a part of Management's Discussion & Analysis under the section "Consolidated financials as per Indian GAAP".

The Bank will make available separate audited financial statements of the subsidiaries to any Member upon request. These documents/details will be available on the Bank's website at https://www.icicibank.com/about-us/annual and will also be available for inspection by any Member or trustee of the holder of any debentures of the Bank. As required by Accounting Standard 21 issued by the Institute of Chartered Accountants of India, the Bank's consolidated financial statements included in this Annual Report incorporate the accounts of its subsidiaries and other consolidating entities.

SIGNIFICANT AND MATERIAL ORDERS PASSED BY THE REGULATORS OR COURTS OR TRIBUNALS IMPACTING THE GOING CONCERN STATUS OF THE COMPANY AND ITS FUTURE OPERATIONS

There are no significant and/or material orders passed by the regulators or courts or tribunals impacting the going concern status or future operations of the Bank.

MATERIAL CHANGES AND COMMITMENT AFFECTING FINANCIAL POSITION OF THE BANK

There are no material changes and commitments affecting the financial position of the Bank which have occurred between the end of the financial year of the Bank to which the financial statements relate and the date of this Report.

SCHEME OF ARRANGEMENT

On June 29, 2023, the Board of Directors of the Bank and its broking subsidiary, ICICI Securities Limited (ICICI Securities) approved a scheme for delisting of equity shares of ICICI Securities, by issuing equity shares of the Bank to the public shareholders of ICICI Securities (in the swap ratio of 67:100), in lieu of cancellation of their equity shares in ICICI Securities, thereby making ICICI Securities a wholly-owned subsidiary of the Bank, under Regulation 37 of the Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2021. Pursuant to receipt of requisite regulatory approvals and the order of the Hon'ble National Company Law Tribunals, meetings of the equity shareholders of the Bank and ICICI Securities were held on March 27, 2024, wherein the proposed scheme was approved by the requisite majority of shareholders. Certain shareholders of ICICI Securities have filed objections to the scheme and the scheme is currently pending for approval of the Hon'ble National Company Law Tribunals. Securities and Exchange Board of India (SEBI) has, through its letter dated June 6, 2024, issued administrative warning to the Bank on the outreach undertaken by the Bank regarding the scheme of arrangement. The Bank is in the process of complying with the requirements mentioned in the administrative warning.

DIRECTORS AND OTHER KEY MANAGERIAL PERSONNEL

Changes in the composition of the Board of Directors and other Key Managerial Personnel (KMP)

The Board at its meeting held on May 28, 2023 and the Members at the AGM held on August 30, 2023 approved the following:

(a) Re-appointment of Hari L. Mundra as an Independent Director of the Bank for a second term commencing from October 26, 2023 to October 25, 2024.

(b) Re-appointment of B. Sriram as an Independent Director of the Bank for a second term commencing from January 14, 2024 to January 13, 2027.

(c) Re-appointment of S. Madhavan as an Independent Director of the Bank for a second term commencing from April 14, 2024 to April 13, 2027.

The Board also at its meeting held on May 28, 2023, based on the recommendation of the Board Governance,

Remuneration & Nomination Committee (BGRNC), approved the re-appointment of Sandeep Batra as Executive Director of the Bank for a further period of two years with effect from December 23, 2023 to December 22, 2025, subject to Reserve Bank of India (RBI) approval. The Board noted that this renewed term of two years is within the five years term as previously approved by the shareholders. RBI vide its letter dated December 20, 2023, communicated its approval for the re-appointment of Sandeep Batra as Executive Director of the Bank with effect from December 23, 2023 till December 22, 2025.

The Members at the last AGM held on August 30, 2023 approved the re-appointment of Sandeep Bakhshi as Managing Director & Chief Executive Officer of the Bank for a period of three years with effect from October 4, 2023 to October 3, 2026, subject to approval of RBI. RBI vide its letter dated September 11, 2023 approved the re-appointment of Sandeep Bakhshi as Managing Director & CEO of the Bank with effect from October 4, 2023 to October 3, 2026.

The Board at its meeting on November 24, 2023, based on the recommendation of BGRNC, approved the appointment of Ajay Kumar Gupta as an Additional Director and whole-time Director (designated as Executive Director) with effect from November 27, 2023 or the date of approval from RBI, whichever is later, for a period till November 26, 2026. Pursuant to approval granted by RBI, Ajay Kumar Gupta was appointed as an Executive Director on the Board effective March 15, 2024 till November 26, 2026. The Members through Postal Ballot on May 14, 2024 approved the appointment of Ajay Kumar Gupta as a Director and Whole-time Director (designated as Executive Director) with effect from March 15, 2024 till November 26, 2026.

The Board at its meeting held on February 15-17, 2024, based on the recommendation of BGRNC, approved the appointment of Pradeep Kumar Sinha as an Additional (Independent) Director, for a period of five years from February 17, 2024, subject to the approval of Members. The Board at the said meeting, based on the recommendation of BGRNC, also approved the appointment of Pradeep Kumar Sinha as the Non-executive Part-time Chairman with effect from July 1, 2024 or the date of approval from RBI, whichever is later, in the vacancy that would be caused by the retirement of Girish Chandra Chaturvedi. The Members through Postal Ballot on May 14, 2024 approved the appointment of Pradeep Kumar Sinha as an Independent Director for a term of five consecutive years commencing February 17, 2024 to February 16, 2029. RBI vide its letter dated May 24, 2024, approved the appointment of Pradeep Kumar Sinha as Part-time Chairman of the Bank for a period of three years with effect from July 1, 2024.

The Board at its meeting held on June 29, 2024, based on the recommendation of BGRNC, approved the appointment of Rohit Bhasin as an Additional (Independent) Director for a period of five years, with effect from July 26, 2024. His appointment is being proposed in the Notice of the forthcoming AGM through item no. 7.

The Board at its meeting held on June 29, 2024, based on the recommendation of BGRNC, approved the appointment of Punit Sood as an Additional (Independent) Director for a period of five years, with effect from October 1, 2024. The approval of the Members for his appointment will be sought through Postal Ballot.

Anup Bagchi ceased to be a Director of the Bank with effect from close of business hours on April 30, 2023 pursuant to his appointment as Managing Director & Chief Executive Officer of ICICI Prudential Life Insurance Company Limited with effect from June 19, 2023. To ensure a seamless transition, he assumed the office of Executive Director & Chief Operating Officer of ICICI Prudential Life Insurance Company Limited with effect from May 1, 2023. The Board acknowledges the valuable contribution and guidance provided by Anup Bagchi.

The Board at its meeting held on March 16, 2023, based on the recommendation of BGRNC, approved the appointment of Prachiti Lalingkar as the Company Secretary & Compliance Officer and KMP of the Bank effective April 1, 2023 pursuant to the superannuation of Ranganath Athreya in July 2023.

As on the date of this report, in terms of Section 203(1) of the Companies Act, 2013, Sandeep Bakhshi, Managing Director & CEO, Sandeep Batra, Executive Director, Rakesh Jha, Executive Director, Ajay Kumar Gupta, Executive Director, Anindya Banerjee, Group Chief Financial Officer and Prachiti Lalingkar, Company Secretary are the Key Managerial Personnel of the Bank.

Declaration of Independence

All Independent Directors have given declarations that they meet the criteria of independence as laid down under Section 149 of the Companies Act, 2013 as amended and

BOARD'S REPORT

Regulation 16 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (SEBI Listing Regulations) which have been relied on by the Bank and were placed at the Board Meeting held on April 27, 2024. In the opinion of the Board, the Independent Directors possess the requisite integrity, experience, expertise and proficiency required under all applicable laws and are independent of the Management.

Retirement by rotation

In terms of Section 152 of the Companies Act, 2013, Rakesh Jha would retire by rotation at the forthcoming AGM and is eligible for re-appointment. Rakesh Jha has offered himself for re-appointment.

AUDITORS

Statutory Auditors

At the AGM held on August 30, 2023, M/s M S K A & Associates, Chartered Accountants (hereinafter referred to as M S K A & Associates) and M/s KKC & Associates LLP, Chartered Accountants (formerly M/s Khimji Kunverji & Co LLP), (hereinafter referred to as KKC & Associates LLP) were re-appointed as joint statutory auditors to hold office from the conclusion of the Twenty-Ninth AGM till the conclusion of the Thirtieth AGM of the Bank.

M S K A & Associates and KKC & Associates LLP have been the joint statutory auditors of the Bank for three consecutive years, which is the maximum term for statutory auditors of banking companies as per the guidelines issued by RBI. Hence they would be retiring at the conclusion of the forthcoming AGM. The Audit Committee and the Board of Directors have placed on record their appreciation for the professional services rendered by M S K A & Associates and KKC & Associates LLP during their association with the Bank as its auditors.

There are no qualifications, reservation or adverse remarks made by the joint statutory auditors in the audit report.

As recommended by the Audit Committee, the Board has proposed the appointment of M/s. B S R & Co. LLP, Chartered Accountants and M/s. C N K & Associates LLP, Chartered Accountants as joint statutory auditors. Their appointment has been approved by RBI on May 15, 2024. The appointment of the auditors is being proposed to the Members in the Notice of the forthcoming AGM through item nos. 4 and 5.

Secretarial Auditors

Pursuant to the provisions of Section 204 of the Companies Act, 2013 and the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014, the Board at its meeting held on June 29, 2023 appointed M/s. Alwyn Jay & Co., a firm of Company Secretaries in Practice to undertake the Secretarial Audit of the Bank for fiscal 2024. The Secretarial Audit Report is annexed herewith as Annexure A. There are no qualifications, reservation or adverse remark or disclaimer made by the auditor in the report save and except disclaimer made by them in discharge of their professional obligation.

The Annual Secretarial Compliance Report for fiscal 2024 is available on the website of the Bank at https://www.icicibank.com/about-us/disclosures-to-stock-exchanges and on the website of the stock exchanges i.e. BSE Limited (BSE) at www.bseindia.com and National Stock Exchange of India Limited (NSE) at www.nseindia.com.

The Board at its meeting held on June 29, 2024, based on the recommendation of Audit Committee, approved the appointment of M/s. Alwyn Jay & Co. to undertake the Secretarial Audit of the Bank for fiscal 2025.

Maintenance of Cost Records

Being a banking company, the Bank is not required to maintain cost records as specified by the Central Government under Section 148(1) of the Companies Act, 2013.

Reporting of Frauds by Auditors

During the year under review, there were no instances of fraud reported by the statutory auditors, branch auditors and secretarial auditor under Section 143(12) of the Companies Act, 2013 to the Audit Committee or the Board of Directors.

PERSONNEL

The statement containing particulars of employees as required under Section 197(12) of the Companies Act, 2013 read with Rule 5(2) of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014 is given in an Annexure and forms part of this report. In terms of Section 136(1) of the Companies Act, 2013, the annual report and the financial statements are being sent to the Members excluding the aforesaid Annexure. The Annexure is available for inspection and any Member interested in obtaining a copy of the Annexure may write to the Company Secretary of the Bank.

INTERNAL CONTROL AND ITS ADEQUACY

The Bank has adequate internal controls and processes in place with respect to its financial statements which provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. These controls and processes are driven through various policies, procedures and certifications. The processes and controls are reviewed periodically. The Bank has a mechanism of testing the controls at regular intervals for their design and operating effectiveness to ascertain the reliability and authenticity of financial information.

DISCLOSURE UNDER FOREIGN EXCHANGE MANAGEMENT ACT, 1999

The Bank has obtained a certificate from its statutory auditors that it is in compliance with the Foreign Exchange Management Act, 1999 provisions with respect to investments made in its consolidated subsidiaries and associates during fiscal 2024.

RELATED PARTY TRANSACTIONS

The Bank has a Board-approved Group Arm's Length Policy which requires transactions with the group companies to be at an arm's length. All the related party transactions between the Bank and its related parties, entered during the year ended March 31, 2024, were on arm's length basis and were in the ordinary course of business.

The details of material related party transactions at an aggregate level for the year ended March 31, 2024 are given in Annexure B.

All related party transactions as required under Accounting Standard 18 are reported in note no. 47 of schedule 18 - Notes to Accounts of standalone financial statements and note no. 2 of schedule 18 - Notes to Accounts of consolidated financial statements of the Bank.

The Bank has a Board-approved policy on Related Party Transactions, which has been hosted on the website of the Bank and can be viewed at https://www.icicibank.com/about-us/other-policies.

ANNUAL RETURN

The Annual Return in Form No. MGT-7 will be hosted on the website of the Bank at https://www.icicibank.com/about-us/annual.

BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

The Business Responsibility and Sustainability Report as stipulated under Regulation 34(2)(f) of the SEBI Listing Regulations will be hosted on the Bank's website at https://www.icicibank.com/about-us/annual. Any Member interested in obtaining a copy of the Report may write to the Company Secretary of the Bank.

The Bank has been releasing the Environmental, Social and Governance Report since fiscal 2020. The Report for fiscal 2024 will be hosted on the Bank's website at https://www.icicibank.com/about-us/annual.

INTEGRATED REPORTING

The Bank has adopted the principles of the International Integrated Reporting Framework in its Annual Report since fiscal 2019. For accessing the Report for fiscal 2024, please refer to the Integrated Report section of the Annual Report 2023-24.

RISK MANAGEMENT FRAMEWORK

The Bank's risk management framework is based on a clear understanding of various risks, disciplined risk assessment and measurement procedures and continuous monitoring. The Board of Directors has oversight on all the risks assumed by the Bank. Specific committees have been constituted to facilitate focused oversight of various risks, as follows:

- The Risk Committee of the Board reviews, inter alia, risk management policies of the Bank pertaining to credit, market, liquidity, operational and outsourcing risks and business continuity management. The Committee also reviews the Risk Appetite and Enterprise Risk Management (ERM) frameworks, Internal Capital Adequacy Assessment Process (ICAAP) and stress testing. The stress testing framework includes a range of Bank-specific market (systemic) and combined scenarios. The ICAAP exercise covers the domestic and overseas operations of the Bank, banking subsidiaries and non-banking subsidiaries. The Committee reviews setting up of limits on any industry or country, migration to the advanced approaches under Basel framework, the proceedings of Group Risk Management Committee and the activities of the Asset Liability Management Committee. The Committee reviews the level and direction of major risks pertaining to credit, market, liquidity, operational, reputation, technology,

information security, compliance, group and capital at risk as a part of the risk dashboard. The Risk Committee also reviews the Liquidity Contingency Plan for the Bank and the various thresholds set out in the Plan.

- The Credit Committee of the Board, apart from sanctioning credit proposals based on the Bank's credit approval authorisation framework, reviews developments in key industrial sectors (along with exposure to these sectors), the Bank's exposure to large borrower accounts and borrower groups. The Credit Committee also reviews major credit portfolios, non-performing loans, accounts under watch, overdues, incremental sanctions etc.
- The Audit Committee of the Board, provides direction to and monitors the quality of the internal audit function, oversees the financial reporting process and also monitors compliance with inspection and audit reports of RBI, other regulators and statutory auditors.
- The Asset Liability Management Committee provides guidance for management of liquidity of the overall Bank and management of interest rate risk in the banking book within the broad parameters laid down by the Board of Directors/Risk Committee.
- The Group Risk Management Committee (GRMC) oversees the group related risk management activities. GRMC inter alia, defines the frequency and framework for review of risk profile of group entities.

Summaries of reviews conducted by these committees are reported to the Board on a regular basis.

Policies approved from time to time by the Board of Directors/committees of the Board form the governing framework for each type of risk. The business activities are undertaken within this policy framework. Independent groups and subgroups have been constituted across the Bank to facilitate independent evaluation, monitoring and reporting of various risks. These groups function independently of the business groups/subgroups.

The Bank has dedicated groups, namely, the Risk Management Group, Compliance Group, Corporate Legal Group, Internal Audit Group and the Financial Crime Prevention & Reputation Risk Management Group, with a mandate to identify, assess and monitor all of the Bank's principal risks in accordance with well-defined policies and procedures. The Risk Management Group is further organised into Credit Risk Management Group, Market Risk Management Group, Operational Risk Management Group and Information Security Group. The Group Chief Risk Officer (GCRO) reports to the Risk Committee constituted by the Board which reviews risk management policies of the Bank. The GCRO, for administrative purposes, reports to an Executive Director of the Bank. The above mentioned groups are independent of all business operations and co-ordinate with representatives of the business units to implement the Bank's risk management policies and methodologies.

The Internal Audit Group acts independently and is responsible for evaluating and providing objective assurance on the effectiveness of internal controls, risk management and governance processes within the Bank and suggest improvements. The Internal Audit Group maintains appropriately qualified personnel to fulfill its responsibilities. The Internal Audit and Compliance groups are responsible to the Audit Committee of the Board.

INFORMATION REQUIRED UNDER THE SEXUAL HARASSMENT OF WOMEN AT WORKPLACE (PREVENTION, PROHIBITION & REDRESSAL) ACT, 2013

The Bank has a policy against sexual harassment and a formal process for dealing with complaints of harassment or discrimination. The said policy is in line with the requirements of 'The Sexual Harassment of Women at Workplace (Prevention, Prohibition & Redressal) Act, 2013'. The Bank has complied with provisions relating to the constitution of Internal Committee under the said Act.

The details pertaining to number of complaints during the year has been provided below:

(a) number of complaints filed during the financial year: 133

(b) number of complaints disposed off during the financial year: 133

(c) number of complaints pending[1] at end of the financial year: Nil

[1] *All complaints received during fiscal 2024 have been closed within the applicable turnaround time (90 days).*

CORPORATE GOVERNANCE

The corporate governance framework at ICICI Bank is based on an effective independent Board, the separation of the Board's supervisory role from the executive management and the constitution of Board committees to oversee critical areas. At March 31, 2024, Independent

Directors constituted a majority on most of the committees and also chaired most of the committees.

I. Philosophy of Corporate Governance

At ICICI Bank, we are committed to maintain the highest standards of governance in the conduct of our business and continuously strive to create lasting value for all our stakeholders. We focus on maintaining comprehensive compliance with the laws, rules and regulations that govern our business and promote a culture of accountability, transparency and ethical conduct across the Bank.

Group Code of Business Conduct and Ethics

The Group Code of Business Conduct and Ethics for Directors and employees of the ICICI Group aims at ensuring consistent standards of conduct and ethical business practices across the constituents of the ICICI Group. This Code is reviewed on an annual basis and the latest Code is available on the website of the Bank at https://www.icicibank.com/managed-assets/docs/personal/general-links/code_of_business_conduct_ethics.pdf. Pursuant to the SEBI Listing Regulations, a confirmation from the Managing Director & CEO regarding compliance with the Code by all the Directors and senior management forms part of the Annual Report.

Code of Conduct as prescribed under the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015

In accordance with the requirements of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015, the Bank has adopted the Code on Prohibition of Insider Trading.

Material Subsidiaries

In accordance with the requirements of the SEBI Listing Regulations, the Bank has formulated a Policy for determining Material Subsidiaries and the same has been hosted on the website of the Bank at https://www.icicibank.com/about-us/other-policies.

The Bank does not have any material unlisted subsidiary. ICICI Prudential Life Insurance Company Limited (ICICI Life) is a material listed subsidiary of the Bank in terms of the provisions of the SEBI Listing Regulations. The additional details with regard to ICICI Life are as follows:

Date of incorporation	July 20, 2000
Place of incorporation	Mumbai
Statutory Auditors	B S R & Co. LLP[1] Chartered Accountants Firm Registration No. 101248W/W-100022 Date of Re-appointment: July 17, 2019 Walker Chandiok & Co. LLP Chartered Accountants Firm Registration No. 001076N/N500013 Date of Re-appointment: June 25, 2021

[1] B S R & Co. LLP completed ten years and retired as the joint statutory auditor of ICICI Life at the conclusion of 24th AGM of ICICI Life held on June 28, 2024. At the same AGM, M. P. Chitale & Co. (Firm Registration No. 101851) have been appointed as one of the joint statutory auditors of ICICI Life to hold office from the conclusion of 24th AGM of ICICI Life till the conclusion of 28th AGM of ICICI Life.

Familiarisation Programme for Independent Directors

Independent Directors are familiarised with their roles, rights and responsibilities in the Bank as well as with the nature of the industry and the business model of the Bank through induction programmes at the time of their appointment as Directors and through presentations on economy & industry overview, key regulatory developments, strategy and performance which are made to the Directors from time to time. The details of the familiarisation programmes have been hosted on the website of the Bank at https://www.icicibank.com/about-us/bod-1.

Dividend Distribution Policy

In accordance with Regulation 43A of the SEBI Listing Regulations, the Dividend Distribution Policy is hosted on the website of the Bank and can be viewed at https://www.icicibank.com/about-us/other-policies.

Whistle Blower Policy

The Bank has formulated a Whistle Blower Policy, which is periodically reviewed. The policy comprehensively provides an opportunity for any employee (including directors), secondees or stakeholders of the Bank to raise any issue concerning breaches of law, accounting policies or any act

BOARD'S REPORT

resulting in financial or reputation loss and misuse of office or suspected or actual fraud. The policy provides for a mechanism to report such concerns to the Audit Committee through specified channels. The policy has been periodically communicated to the employees and also posted on the Bank's intranet. Issues raised under the Whistle Blower Policy or to senior management are investigated for appropriate action, including an assessment of the impact on financial statements, if any. The Whistle Blower Policy complies with the requirements of vigil mechanism as stipulated under Section 177 of the Companies Act, 2013 and other applicable laws, rules and regulations. The details of establishment of the Whistle Blower Policy/vigil mechanism have been disclosed on the website of the Bank at https://www.icicibank.com/about-us/other-policies.

CEO/CFO Certification

In terms of the SEBI Listing Regulations, the certification by the Managing Director & CEO and Chief Financial Officer on the financial statements and internal controls relating to financial reporting has been obtained.

Details of utilisation of funds

During the year under review, the Bank has not raised any funds through preferential allotment or Qualified Institutions Placement as specified under Regulation 32(7A) of the SEBI Listing Regulations.

During the year under review, the Bank has raised ₹ 40,000.00 million through issue of senior unsecured redeemable long term bonds in the nature of debentures, in tranches, on private placement basis. There is no deviation in utilisation of the funds.

Fees to statutory auditors

The details of fees pertaining to services provided by the statutory auditors and entities in the network firm/network entity of which the statutory auditors are a part, to ICICI Bank Limited and its subsidiaries during the year ended March 31, 2024 are given in the following table:

Nature of service	Amount in ₹[1]
Audit	59,400,000
Certification and other audit related services	2,645,000
Total	**62,045,000**

[1] *Excludes taxes and out of pocket expenses.*

Recommendations of mandatory committees

All the recommendations made by the committees of the Board mandatorily required to be constituted by the Bank under the Companies Act, 2013 and the SEBI Listing Regulations were accepted by the Board.

Credit Rating as on March 31, 2024

Foreign currency denominated instruments issued by the Bank

Instrument type	Moody's	S&P
Senior unsecured medium term notes	Baa3	BBB-
Certificate of Deposits	P-3	-

Rupee denominated instruments issued by the Bank

Instrument type	CARE	ICRA	CRISIL
Tier II bonds (Basel III)	CARE AAA	[ICRA] AAA	-
Additional Tier 1 bonds (Basel III)	CARE AA+	[ICRA] AA+	CRISIL AA+
Unsecured redeemable bonds	CARE AAA	[ICRA] AAA	CRISIL AAA
Lower Tier II Bond	CARE AAA	[ICRA] AAA	-
Long term bonds issued by erstwhile ICICI Limited	CARE AAA	[ICRA] AAA	CRISIL AAA
Certificate of Deposits	CARE A1+	[ICRA] A1+	-
Fixed deposits	CARE AAA	[ICRA] AAA	-

Moody's: Moody's Investors Services
S&P: S&P Global Ratings
CARE: CARE Ratings Limited, India
ICRA: ICRA Limited, India
CRISIL: CRISIL Limited, India

Certificate from a Company Secretary in practice

In terms of the SEBI Listing Regulations, the Bank has obtained a Certificate from a Company Secretary in practice that none of the Directors on the Board of the Bank have been debarred or disqualified from being appointed or continuing as directors of companies by the Securities and Exchange Board of India/Ministry of Corporate Affairs or any such statutory authority.

The Certificate of Company Secretary in practice is annexed herewith as Annexure C.

Board of Directors

ICICI Bank has a broad-based Board of Directors, constituted in compliance with the Banking Regulation Act, 1949, the Companies Act, 2013 and the SEBI Listing Regulations and in accordance with good corporate governance practices. The Board functions either as a full Board or through various committees constituted to oversee specific operational areas.

The Board of the Bank at March 31, 2024 consisted of thirteen Directors, out of which nine were Independent Directors and four were Executive Directors.

There were ten Meetings of the Board during the year - April 22, May 28, June 29, July 22, September 15, October 21, November 24 and December 20 in 2023 and January 20 and February 15-17 in 2024.

There were no inter-se relationships between any of the Directors.

The names of the Directors, their attendance at Board meetings during the year, attendance at the last AGM and details of other directorships and board committee memberships held by them at March 31, 2024 are set out in the following table:

Name of Director	Board Meetings attended during the year	Attendance at last AGM (August 30, 2023)	Number of directorships		Number of other committee member-ships [1]	Directorships in other listed entity and category of directorship
			of other Indian public limited companies	of other Indian companies		
Independent Directors						
Girish Chandra Chaturvedi, *(Chairman upto June 30, 2024)* (DIN: 00110996)	10/10	Present	-	-	-	-
Pradeep Kumar Sinha *(Director w.e.f. February 17, 2024, Chairman w.e.f. July 1, 2024)* (DIN: 00145126)	-	N.A.	1	1	-	Bharti Airtel Limited (ID)
Neelam Dhawan (DIN: 00871445)	10/10	Present	3	2	4(2)	• Hindustan Unilever Limited (ID) • Yatra Online Limited (NED)
Uday Chitale (DIN: 00043268)	10/10	Present	1	1	1(0)	ICICI Lombard General Insurance Company Limited (ID)
Radhakrishnan Nair (DIN: 07225354)	10/10	Present	6	2	7(2)	• ICICI Prudential Life Insurance Company Limited (ID) • ICICI Securities Primary Dealership Limited (ID) • Geojit Financial Services Limited (ID) • Inditrade Capital Limited (ID)

BOARD'S REPORT

Name of Director	Board Meetings attended during the year	Attendance at last AGM (August 30, 2023)	Number of directorships		Number of other committee member-ships [1]	Directorships in other listed entity and category of directorship
			of other Indian public limited companies	of other Indian companies		
Hari L. Mundra (DIN: 00287029)	10/10	Present	1	-	1(1)	-
B. Sriram (DIN: 02993708)	10/10	Present	5	1	6(1)	• Nippon Life India Asset Management Limited (ID) • TVS Motor Company Limited (ID) • TVS Supply Chain Solutions Limited (ID)
S. Madhavan (DIN: 06451889)	10/10	Present	4	3	7(3)	• Sterlite Technologies Limited (ID) • HCL Technologies Limited (ID) • Procter & Gamble Health Limited (ID) • Eicher Motors Limited (ID)
Vibha Paul Rishi (DIN: 05180796)	10/10	Present	5	-	6(3)	• ICICI Prudential Life Insurance Company Limited (ID) • Asian Paints Limited (ID) • Tata Chemicals Limited (ID) • Piramal Pharma Limited (ID)
Executive Directors						
Sandeep Bakhshi, *Managing Director & Chief Executive Officer* (DIN: 00109206)	10/10	Present	-	-	-	-
Sandeep Batra (DIN: 03620913)	10/10	Present	4	-	3(0)	• ICICI Lombard General Insurance Company Limited (NED) • ICICI Prudential Life Insurance Company Limited (NED)
Rakesh Jha (DIN: 00042075)	9/10	Present	4	-	1(1)	• ICICI Home Finance Company Limited (NED) • ICICI Lombard General Insurance Company Limited (NED) • ICICI Securities Limited (NED)
Ajay Kumar Gupta *(w.e.f. March 15, 2024)* (DIN: 07580795)	-	N.A.	-	-	-	-

Independent Director (ID)

Non-executive Director (NED)

One meeting of the Board was held and attended by Anup Bagchi (DIN:00105962) during his tenure on the Board of the Bank.

[1] *Includes only chairmanship/membership of Audit Committee and Stakeholders' Relationship Committee of other Indian public limited companies. Figures in parentheses indicate committee chairpersonships.*

The profiles of the Directors can be viewed on the website of the Bank at https://www.icicibank.com/about-us/bod-1.

Skills/expertise/competence of the Board of Directors

The Bank has identified the core skills/expertise/competence of the Board of Directors as required under Section 10A(2)(a) of the Banking Regulation Act, 1949 in the context of its business(s) and the sectors(s) for it to function effectively and has been in compliance with the same.

The details of the core skills/expertise/competence possessed by the directors of the Bank is detailed as under:

Name of Director	Areas of expertise
Girish Chandra Chaturvedi	Agriculture and rural economy, Banking, Co-operation, Economics, Finance, Small Scale Industry, Human Resources, Risk Management, Business Management, Insurance
Pradeep Kumar Sinha	Agriculture and rural economy, Banking, Co-operation, Economics, Finance, Small Scale Industry, Payment and Settlement Systems, Human Resources, Risk Management, Business Management, Energy and Infrastructure, Urban Development
Neelam Dhawan	Banking, Information Technology, Human Resources, Business Management, Corporate Governance and Business Strategy
Uday Chitale	Accountancy, Banking, Finance, Alternate Dispute Resolution (ADR), Auditing & Assurance, Securities
Radhakrishnan Nair	Accountancy, Agriculture and Rural Economy, Banking, Co-operation, Economics, Finance, Law, Small Scale Industry, Payment and Settlement Systems, Human Resources, Risk Management, Business Management, Insurance, Securities, Treasury Management, Foreign Exchange Management, Information Technology, Investor Protection
Hari L. Mundra	Accountancy, Banking, Economics, Finance, Law, Human Resources, Risk Management, Business Management, Business and Financial Strategy, Treasury, M&A, Business Restructuring and Taxation
B. Sriram	Banking, Finance, Small Scale Industry, Information Technology, Payment and Settlement Systems, Credit and Risk, Treasury, Insolvency & Bankruptcy
S. Madhavan	Accountancy, Banking, Economics, Finance, Law, Information Technology, Human Resources, Risk Management, Business Management, Strategy, Business Operations, Governance, Taxation
Vibha Paul Rishi	Consumer Insight & Marketing, Strategy, Accountancy, Agriculture and rural economy, Economics, Finance, Information Technology, Human Resources, Risk Management, Business Management
Rohit Bhasin *(Director w.e.f. July 26, 2024)*	Accountancy, Banking, Finance, Human Resources, Risk Management and Business Management
Sandeep Bakhshi	Banking, Finance, Business Management, Insurance
Sandeep Batra	Accountancy, Banking, Finance, Law, Information Technology, Human Resources, Risk Management, Business Management, Insurance, Securities, Governance, Economics
Rakesh Jha	Banking, Business Management, Risk Management, Finance, Accountancy, Economics and Information Technology
Ajay Kumar Gupta	Banking, Business Management, Risk Management, Finance, Accountancy, Small Scale Industry, Payment and Settlement System and Information Technology

BOARD'S REPORT

The Board has constituted various committees, namely, Audit Committee, Board Governance, Remuneration & Nomination Committee, Corporate Social Responsibility Committee, Credit Committee, Customer Service Committee, Fraud Monitoring Committee, Information Technology Strategy Committee, Risk Committee, Stakeholders Relationship Committee and Review Committee for Identification of Wilful Defaulters/Non Co-operative Borrowers.

The quorum of the Board committees was increased from at least two members to at least three members with effect from June 30, 2019, to transact business at any Board committee meeting and in case where the committee comprises of two members only or where two members are participating, then any Independent Director may attend the meeting to fulfil the requirement of three members.

The terms of reference of the Board committees as mentioned above, their composition and attendance of the respective Members at the various committee meetings held during fiscal 2024 are set out below:

II. Audit Committee

Terms of Reference

The Audit Committee provides direction to the audit function and monitors the quality of internal and statutory audit. The responsibilities of the Audit Committee include examining the financial statements and auditors' report and overseeing the financial reporting process to ensure fairness, sufficiency and credibility of financial statements, review of the quarterly and annual financial statements before submission to the Board, review of management's discussion & analysis, recommendation of appointment, terms of appointment, remuneration and removal of central and branch statutory auditors and chief internal auditor, approval of payment to statutory auditors for other permitted services rendered by them, reviewing and monitoring with the management the auditor's independence and the performance and effectiveness of the audit process, approval of transactions with related parties or any subsequent modifications and utilization of loans and/or advances from/investment by the Bank in its subsidiaries. The Audit Committee also reviews the functioning of the Whistle-Blower Mechanism, adequacy of internal control systems and the internal audit function, compliance with inspection and audit reports and reports of statutory auditors, findings of internal investigations, management letters/letters on internal control weaknesses issued by statutory auditors/internal auditors, investment in shares and advances against shares. The Audit Committee responsibilities also include reviewing with the management the statement of uses/application of funds raised through an issue (public issue, rights issue, preferential issue, etc.), the statement of funds utilised for the purposes other than those stated in the offer document/prospectus/notice and the report submitted by the monitoring agency, monitoring the utilization of proceeds of a public or rights issue and making appropriate recommendations to the Board to take steps in this matter, discussion on the scope of audit with external auditors, examination of reasons for substantial defaults, if any, in payment to stakeholders, valuation of undertakings or assets, evaluation of risk management systems and scrutiny of inter-corporate loans and investments. The Audit Committee is also empowered to appoint/oversee the work of any registered public accounting firm, establish procedures for receipt and treatment of complaints received regarding accounting, internal accounting controls and auditing matters and engage independent counsel as also provide for appropriate funding for compensation to be paid to any firm/advisors. In addition, the Audit Committee also exercises oversight on the regulatory compliance function of the Bank. The Committee also considers and comments on rationale, cost-benefits and impact of schemes involving merger/demerger/amalgamation etc., on the Bank and its shareholders. The Audit Committee is also empowered to approve the appointment of the Chief Financial Officer (i.e., the whole-time Finance Director or any other person heading the finance function or discharging that function) after assessing the qualifications, experience and background, etc. of the candidate.

Composition

There were sixteen meetings of the Committee during the year - April 15, April 21, June 29, July 7, July 19, July 21, August 24, October 18, October 19, October 20, November 20 and December 14 in 2023 and January 17, January 19, February 24 and March 26 in 2024. The details of the composition of

the Committee and attendance at its meetings held during the year are set out in the following table:

Name of Member	Number of meetings attended
Uday Chitale, *Chairman*	16/16
S. Madhavan	16/16
Radhakrishnan Nair	16/16

III. Board Governance, Remuneration & Nomination Committee

Terms of Reference

The functions of the Committee include recommending appointments of Directors to the Board, identifying persons who are qualified to become Directors and who may be appointed in senior management in accordance with the criteria laid down and recommending to the Board their appointment and removal, formulate a criteria for the evaluation of the performance of the wholetime/Independent Directors and the Board and to extend or continue the term of appointment of Independent Directors on the basis of the report of performance evaluation of Independent Directors, recommending to the Board a policy relating to the remuneration for the Directors, key managerial personnel and other employees, recommending to the Board the remuneration (including performance bonus and perquisites) to wholetime Directors and senior management personnel. The functions also include approving the policy for and quantum of bonus payable to the members of the staff including senior management and key managerial personnel, formulating the criteria for determining qualifications, positive attributes and independence of a Director, framing policy on Board diversity, framing guidelines for the Employees Stock Option Scheme/Employees Stock Unit Scheme and decide on the grant of options/units to employees and wholetime Directors of the Bank and its subsidiary companies.

Composition

There were seven meetings of the Committee during the year - April 21, 2023, May 28, 2023, July 20, 2023, October 20, 2023, November 23, 2023, January 19, 2024 and February 17, 2024. The details of the composition of the Committee and attendance at its meetings held during the year are set out in the following table:

Name of Member	Number of meetings attended
Neelam Dhawan, *Chairperson*	7/7
Girish Chandra Chaturvedi *(upto June 30, 2024)*	7/7
Pradeep Kumar Sinha *(w.e.f. February 23, 2024)*	-
B. Sriram	7/7

Policy/Criteria for Directors' Appointment

The Bank with the approval of its BGRNC has put in place a policy on Directors' appointment and remuneration including criteria for determining qualifications, positive attributes and independence of a Director as well as a policy on Board diversity. The policy has been framed based on the broad principles as outlined hereinafter. The Committee evaluates the composition of the Board and vacancies arising in the Board from time to time. The Committee while recommending candidature of a Director considers the special knowledge or expertise possessed by the candidate as required under the Banking Regulation Act, 1949. The Committee assesses the fit and proper credentials of the candidate and the companies/ entities with which the candidate is associated either as a director or otherwise and as to whether such association is permissible under RBI guidelines and the internal norms adopted by the Bank. For the above assessment, the Committee is guided by the guidelines issued by RBI in this regard.

The Committee also evaluates the prospective candidate for the position of a Director from the perspective of the criteria for independence prescribed under the Companies Act, 2013 as well as the SEBI Listing Regulations. For a Non-executive Director to be classified as Independent he/she must satisfy the criteria of independence as prescribed and sign a declaration of independence. The Committee reviews the same and determine the independence of a Director.

The Committee based on the above assessments makes suitable recommendations on the appointment of Directors to the Board.

BOARD'S REPORT

Remuneration policy

The Compensation Policy of the Bank is in line with the RBI circulars and in compliance with the requirements for the Remuneration Policy as prescribed under the Companies Act, 2013. The Policy is divided into the segments, Part A, Part B and Part C where Part A covers the requirements for wholetime Directors & employees pursuant to RBI guidelines, Part B relates to compensation to Non-executive Directors (except Non-executive Part-time Chairman) and Part C relates to compensation to Non-executive Part-time Chairman. The Compensation Policy is available on the website of the Bank at https://www.icicibank.com/about-us/other-policies.

The remuneration payable to Non-executive/ Independent Directors is governed by the provisions of the Banking Regulation Act, 1949, RBI guidelines issued from time to time and the provisions of the Companies Act, 2013 and related rules to the extent these are not inconsistent with the provisions of the Banking Regulation Act, 1949/RBI guidelines.

The remuneration for the Non-executive/Independent Directors (other than Government Nominee Director) consists of sitting fee for attending each meeting of the committee/Board as approved by the Board.

In addition to sitting fee, Non-executive Directors (other than Non-executive Part-time Chairman and the Government Nominee Director) (NEDs) are also entitled to a fixed remuneration.

Considering the crucial role of NEDs in efficient functioning of bank Boards and its various committees and in order to enable the banks to sufficiently attract qualified competent individuals on their Board, RBI had, vide its circular dated February 9, 2024, revised the ceiling for fixed remuneration to NEDs from ₹ 2,000,000 per annum to an amount not exceeding ₹ 3,000,000 per annum, as may be decided by the Board of banks basis suitable criteria duly identified by it.

The Board at its meeting held on February 15-17, 2024 and the Members through Postal Ballot on May 14, 2024 approved the increase in fixed remuneration for Non-executive Directors (other than part-time Chairman and Government Nominee Director) with effect from February 10, 2024, from ₹ 2,000,000 per annum to ₹ 3,000,000 per annum.

For the Non-executive Part-time Chairman, the remuneration, in addition to sitting fee includes such fixed payments as may be recommended by the Board and approved by the Members and RBI, maintaining a Chairman's office at the Bank's expense, bearing expenses for travel on official visits and participation in various forums (both in India and abroad) as Chairman of the Bank and bearing travel/ halting/other expenses and allowance for attending to duties as Chairman of the Bank and any other modes of remuneration as may be permitted by RBI from time to time.

The Board at its meeting held on February 15-17, 2024 and the Members through Postal Ballot on May 14, 2024 approved the increase in fixed remuneration for the Non-executive Part-time Chairman from ₹ 3,500,000 per annum to ₹ 5,000,000 per annum with effect from April 1, 2024. The increase in fixed remuneration has been approved by RBI.

All the Non-executive/Independent Directors would be entitled to reimbursement of expenses for attending Board/committee meetings, official visits and participation in various forums on behalf of the Bank.

Performance evaluation of the Board, Committees and Directors

The Bank, on the recommendation of BGRNC and approval of the Board, has put in place a framework for evaluation of the Board, Directors, Chairperson and Committees.

The evaluations for the Directors, the Board, Chairman of the Board and the Board level committees is carried out through circulation of different questionnaires, for the Directors, for the Board, for the Chairperson of the Board and the committees respectively. The performance of the Board is assessed on select parameters related to roles, responsibilities and obligations of the Board, relevance of Board discussions, attention to strategic issues, performance on key areas, providing feedback to executive management and assessing the quality, quantity and timeliness of flow of information between the management and the Board that is necessary for the Board to effectively and reasonably perform their duties.

The evaluation criteria for the Directors is based on their participation, contribution and offering guidance to and understanding of the areas which were relevant to them in their capacity as members of the Board.

The evaluation criteria for the Chairperson of the Board besides the general criteria adopted for assessment of all Directors, focuses on leadership abilities, effective management of meetings and preservation of interest of stakeholders.

The evaluation of the committees is based on assessment of the clarity with which the mandate of the Committee is defined, effective discharge of terms of reference of the Committees and assessment of effectiveness of contribution of the Committee's deliberation/recommendations to the functioning/ decisions of the Board. The Bank has taken effective steps with regards to the action points arising out of performance evaluation process for fiscal 2023. The performance evaluation process for fiscal 2024 was conducted through a comprehensive survey using an electronic survey platform and was completed to the satisfaction of the Board. The Board of Directors also identified specific action points arising out of the overall evaluation which would be executed as directed by the Board.

The evaluation process for wholetime Directors is further detailed in note no. 52 of Schedule 18 of the financial statements.

Details of Remuneration paid to Executive Directors

The BGRNC determines and recommends to the Board the amount of remuneration, including performance bonus and perquisites, payable to Managing Director & CEO and Wholetime Directors.

The following table sets out the details of remuneration (including perquisites and retiral benefits) paid in fiscal 2024:

Details of Remuneration (₹)

	Sandeep Bakhshi	Anup Bagchi[1]	Sandeep Batra	Rakesh Jha	Ajay Kumar Gupta[2]
	2023-24	**2023-24**	**2023-24**	**2023-24**	**2023-24**
Basic	34,647,600	2,472,480	29,669,760	29,669,760	11,969,574
Performance bonus paid in fiscal 2023[3]	28,480,666	24,844,962	24,844,962	21,291,253	12,521,333
Allowances and perquisites[4]	29,483,876	2,475,957	26,189,059	26,970,952	21,362,459
Contribution to provident fund	4,157,712	296,698	3,560,376	3,560,376	1,436,353
Contribution to superannuation fund	-	-	-	-	-
Contribution to gratuity fund	2,886,145	205,958	2,471,491	2,471,491	997,066
Stock options[5] (Number)	299,100	231,000	231,000	231,000	113,700

[1] Anup Bagchi's last working day with the Bank was April 30, 2023. The above remuneration pertains to his period in the Bank.

[2] Ajay Kumar Gupta was appointed as Executive Director effective March 15, 2024. The above remuneration is his full year earned salary.

[3] Bonus amounts earned for fiscal 2023 were subject to deferment policy of the Bank in-line with the regulatory stipulations. The above table represent payouts of the non-deferred portion of the bonus amount pertaining to fiscal 2023. The balance amount shall be equally deferred over a period of three years. The amounts also include the deferred portion of the bonus amount approved in earlier years that was paid during fiscal 2024.

[4] Allowances and perquisites exclude perquisites of previous years stock options exercised during fiscal 2024

[5] Represents options granted during fiscal 2024 pertaining to fiscal 2023.

BOARD'S REPORT

Perquisites (evaluated as per Income-tax rules, wherever applicable, and otherwise at actual cost to the Bank in other cases) such as the benefit of the Bank's furnished accommodation, gas, electricity, furnishings, club fees, personal and group insurance, use of car, running and maintenance of cars including drivers, telephone/IT assets at residence or reimbursement of expenses in lieu thereof, payment of income-tax on perquisites by the Bank to the extent permissible under the Income-tax Act, 1961 and rules framed thereunder, medical reimbursement, leave and leave travel concession, education and other benefits, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme(s) and rule(s) applicable from time to time to retired wholetime Directors of the Bank or the members of the staff. In line with the staff loan policy applicable to specified grades of employees who fulfil prescribed eligibility criteria to avail loans for purchase of residential property, the Wholetime Directors are also eligible for housing loans. The stock options vest in a graded manner over a three-year period, with 30%, 30% and 40% of the grant vesting in each year, commencing from the end of 12 months from the date of the grant. The options so vested are to be exercised within 5 years from the date of vesting.

The Bank does not pay any severance fees to its Managing Director & CEO or to its Wholetime Directors. The tenure of the office of Managing Director & CEO and the Wholetime Directors of the Bank is in the range of three to five years. The appointment is subject to approval of RBI and the Members. The notice period for each of them, as specified in their respective terms of appointments is two months.

Neither the Managing Director & CEO nor the Wholetime Directors received any remuneration or commission from any of the subsidiary companies. During fiscal 2024, Sandeep Bakhshi exercised certain stock options of ICICI Life, subsidiary of the Bank which were granted to him in the earlier year(s) when he was associated with ICICI Life. The Bank does not have any holding company.

Remuneration disclosures as required under the RBI Guidelines

The remuneration related disclosures as required under the RBI Guidelines on Compensation of Whole Time Directors/Chief Executive Officers/Material Risk Takers and Control Function staff are disclosed in note no. 52 of Schedule 18 of the financial statements.

Details of Remuneration to Non-executive Directors

The Bank pays sitting fee of ₹ 100,000 to Non-executive Directors for attending each meeting of the Board and Board level committees viz. Audit Committee, Board Governance, Remuneration & Nomination Committee, Credit Committee, Corporate Social Responsibility Committee, Customer Service Committee, Fraud Monitoring Committee, Information Technology Strategy Committee, Stakeholders Relationship Committee, Risk Committee and Review Committee for identification of Wilful Defaulters/Non Co-operative Borrowers.

Information on the total remuneration paid to each Non-executive Director during fiscal 2024 is set out in the following table:

Amount (₹)

Name of Director	Sitting Fees	Remuneration[1]
Girish Chandra Chaturvedi	3,000,000	3,500,000
Pradeep Kumar Sinha[2]	100,000	241,758
Hari L. Mundra	4,800,000	2,000,000
S. Madhavan	4,100,000	2,000,000
Neelam Dhawan	2,900,000	2,000,000
Radhakrishnan Nair	3,800,000	2,000,000
B. Sriram	5,400,000	2,000,000
Uday Chitale	3,600,000	2,000,000
Vibha Paul Rishi	2,700,000	2,000,000

[1] *The Independent Directors of the Bank including Chairman receive sitting fees for attending each meeting of the Board/committee as approved by the Board. The Board at its meeting held on February 15-17, 2024 and the Members through Postal Ballot on May 14, 2024 approved the increase in fixed remuneration payable to Non-executive Directors (excluding Part-time Chairman and Director nominated by Government of India) from ₹ 2,000,000 per annum to ₹ 3,000,000 per annum with effect from February 10, 2024. The differential remuneration for the period with effect from February 10, 2024 till March 31, 2024 has been paid to the Non-executive Directors (other than Part-time Chairman) on proportionate basis in fiscal 2025.*

[2] *Appointed as an Independent Director with effect from February 17, 2024.*

Disclosures required with respect to Section 197(12) of the Companies Act, 2013

The ratio of the remuneration of each director to the median employee's remuneration and such other details in terms of Section 197(12) of the Companies Act, 2013 read with Rule 5 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014 and as amended from time to time.

(i) The ratio of the remuneration of each director to the median remuneration of the employees of the company for the financial year;

Independent Directors[1]	
Girish Chandra Chaturvedi, *Chairman*	11.05:1
Pradeep Kumar Sinha[2]	0.58:1
Hari L. Mundra	11.56:1
S. Madhavan	10.37:1
Neelam Dhawan	8.33:1
Radhakrishnan Nair	9.86:1
B. Sriram	12.58:1
Uday Chitale	9.52:1
Vibha Paul Rishi	7.99:1
Executive Directors	
Sandeep Bakhshi, *Managing Director & CEO*	120:1
Sandeep Batra	104:1
Rakesh Jha	104:1
Ajay Kumar Gupta[3]	104:1

(ii) The percentage increase in remuneration of each director, Chief Financial Officer, Chief Executive Officer, Company Secretary or Manager, if any, in the financial year;

Sandeep Bakhshi, *Managing Director & CEO*	4%
Sandeep Batra, *Executive Director*	4%
Rakesh Jha, *Executive Director*	4%
Ajay Kumar Gupta, *Executive Director[4]*	10%
Anindya Banerjee, *Group Chief Financial Officer*	5%
Prachiti Lalingkar, *Company Secretary*	30%

(iii) The percentage increase in the median remuneration of employees in the financial year;

The percentage increase in the median remuneration of employees in the financial year was around 12.6%.

(iv) The number of permanent employees on the rolls of company;

The number of employees, as mentioned in the section on 'Management's Discussion & Analysis' is 141,009. Out of this, the employees on permanent rolls of the Bank are 135,900 including employees in overseas locations.

(v) Average percentile increase already made in the salaries of employees other than the managerial personnel in the last financial year and its comparison with the percentile increase in the managerial remuneration and justification thereof and point out if there are any exceptional circumstances for increase in the managerial remuneration;

The average percentage increase made in the salaries of total employees other than the Key Managerial Personnel for fiscal 2024 was around 13%, while the average increase in the remuneration of the Key Managerial Personnel was in the range of 4%- 30%[4].

(vi) Affirmation that the remuneration is as per the remuneration policy of the company.

Yes

Notes:

[1] The Independent Directors of the Bank including Chairman receive sitting fees for attending each Meeting of the Board/Committee as approved by the Board. The ratio of remuneration as stated in point (i) above is calculated after considering sitting fees and fixed remuneration paid during fiscal 2024. The Board at its meeting held on February 15-17, 2024 and the Members through Postal Ballot on May 14, 2024 approved the increase in fixed remuneration payable to Non-executive Directors (excluding Part-time Chairman and Director nominated by Government of India) from ₹ 2,000,000 per annum to ₹ 3,000,000 per annum with effect from February 10, 2024, subject to the approval of Members. The differential remuneration for the period with effect from February 10, 2024 till March 31, 2024 has been paid

to the Non-executive Directors (other than Part-time Chairman) in fiscal 2025.

[2] Director with effect from February 17, 2024.

[3] The ratios are computed on annualized remuneration in the capacity of Executive Director, which was effective March 15, 2024 for Ajay Kumar Gupta.

[4] Ajay Kumar Gupta was appointed as Executive Director of the Bank effective March 15, 2024 with the salary increase of 108%.

[5] Anup Bagchi's last working day with the Bank was April 30, 2023. The ratio of his annualized remuneration to the median remuneration of the employees was 104:1 and the percentage increase in his remuneration was 4%.

Particulars of Senior Management Personnel (SMP)

(a) Changes in SMP during fiscal 2024

Atul Kumar, Divyesh Shah, Manish Maheshwari, Pankaj Kohli, Prachiti Lalingkar, Pramod Dubey, Rohit Poddar, Shamala Potnis, Swanandi Phalnikar and Vikas Singhvi were included in the list of senior management based on the eligibility criteria approved by the Board. Rajesh Nair, Saurabh Singh, Sudipta Roy, Ranganath Athreya, Vandana Jogani and Vishal Batra, were excluded from the list of senior management either owing to their retirement/resignation from the Bank or changes in the organization structure. Ajay Kumar Gupta was a senior management personnel for a period till March 14, 2024.

(b) List of SMP as on March 31, 2024

Anindya Banerjee (Group Chief Financial Officer), Anish Madhavan (Group Chief Internal Auditor and Head Financial Crime Prevention), Anubhuti Sanghai (Head - Transaction Banking, Supply Chain Finance and Retail Trade Products), Anuj Bhargava (Head - Global Clients Group, Multi National Clients, Public Sector Undertaking and Advisory), Atul Arora (Head - Assets, Priority Sector Lending and Debt Service Management Group), Atul Kumar (Head - Payment Operations Group), Balaji V.V. (Chief Technology Officer), Bijith Bhaskar (Head - Cards, Payment Solutions, E-Commerce Ecosystem, Merchant Ecosystem and Consumer Finance), Divyesh Shah (Head - Operations Innovation, Digitisation, Analytics and Customer Relationship Management), G Srinivas (Chief Risk Officer), Hitesh Sachdev (Head – Start Up Engagement and Investments), Manish Maheshwari (Head - Treasury & Securities Services Group), Nilanjan Sinha (General Counsel), Pankaj Kohli (Head - Business Credit and Credit Policy – Business Banking), Partha Dey (Head - Services Sector; Retail Structured Finance and Financial Institutions Group), Prachiti Lalingkar (Company Secretary), Pramod Dubey (Head - Assets & Liabilities Operations), Pranav Mishra (Head - Customer 360, Deposits Products, Business & Service Centre Processes & Compliance, Marketing & Alliances and ATM), Prasanna Balachander (Group Head - Global Markets - Sales, Trading and Research), Pravendra Shah (Chief of Internal Vigilance), Rajesh Iyer (Head - Private Banking), Rajesh Rai (Business Head - Retail and Business Banking), Rohit Poddar (Head – Retail Credit & Credit Policy - Retail Banking and Mortgage Valuation Group), Sanjay Singhvi (Head - Trust Association Societies & Clubs and Government Banking Group), Shamala Potnis (Head - Central Reconciliation), Sidharatha Mishra (Head - Wealth, Digital Channels & Partnerships and Customer Service), Sriram Hariharan (Head - International Banking Group, Global Remittances and NRI Services), Subir Saha (Group Chief Compliance Officer), Sujit Ganguli (Head - Corporate Brand and Communications), Sumit Sanghai (Head - Large Clients Group, Capital Markets, Construction Realty & Funding Group, Asset Evaluation & Monetization, Custody and Financial Sponsors), Swanandi Phalnikar (Head - Trade Finance Operations Group), T K Srirang (Group Chief Human Resources Officer and Head Infrastructure Management & Services Group), Vikas Agarwal (Head – Financial Sponsors and Syndications), Vikas Singhvi (Head - Retail Remittance and International Operations), Vyom Upadhyay (Head - Data Science and Analytics).

IV. Corporate Social Responsibility Committee

Terms of Reference

The functions of the Committee include review of corporate social responsibility (CSR) initiatives undertaken by the ICICI Group and the ICICI Foundation for Inclusive Growth, formulation and recommendation to the Board of a CSR Policy

indicating the activities to be undertaken by the Bank and recommendation of the amount of expenditure to be incurred on such activities, identifying the focus, from among the themes specified in Schedule VII of the Companies Act, 2013, for initiatives to be undertaken by the Bank, reviewing and recommending the annual CSR plan to the Board with details of CSR initiatives and projects and schedule of implementation, monitoring the CSR activities, implementation and compliance with the CSR Policy, reviewing the submissions to be made to the Board with respect to implementation of the annual CSR action plan including the disbursement of funds for the purposes and manner as approved, implementation of on-going projects as per approved timelines and year-wise allocation of funds, any modifications to be suggested to on-going projects, earmarking unspent CSR amount, if any, in subsequent periods as prescribed in the Companies Act, 2013 and suggest deployment of any amount spent in excess of the requirement for set-off in subsequent years, reviewing impact assessment of projects, and reviewing and implementing, if required, any other matter related to CSR initiatives as recommended/suggested by RBI or any other body.

Composition

There were four meetings of the Committee during the year - April 20, 2023, July 21, 2023, October 19, 2023 and January 18, 2024. The details of the composition of the Committee and attendance at its meetings held during the year are set out in the following table:

Name of Member	Number of meetings attended
Girish Chandra Chaturvedi, *Chairman* *(upto June 30, 2024)*	4/4
Pradeep Kumar Sinha *(w.e.f. February 23, 2024)*	-
Radhakrishnan Nair	4/4
Uday Chitale	4/4
Vibha Paul Rishi	4/4
Anup Bagchi *(upto April 30, 2023)*	1/1
Rakesh Jha *(w.e.f. May 1, 2023)*	3/3

The Board at its meeting held on June 29, 2024 reconstituted the Committee and appointed Pradeep Kumar Sinha as the Chairman of the Committee with effect from July 1, 2024.

Details about the policy developed and implemented by the Company on CSR initiatives taken during the year

ICICI Bank has a long-standing commitment towards socio-economic development through CSR initiatives. The CSR Policy sets the framework guiding the CSR activities to be undertaken. The CSR activities are primarily in the areas of healthcare, environment and ecology, sustainable livelihoods and skilling, social interventions including financial literacy, social awareness and other activities as may be permitted under applicable law. The activities are implemented either directly or through the ICICI Foundation for Inclusive Growth.

The CSR policy was reviewed and updated in June 2024 to facilitate the Bank's endeavour to take up multi-year CSR projects to make sustainable impact. The CSR policy has been hosted on the website of the Bank at https://www.icicibank.com/about-us/corporate-social-responsibility.

The Annual Report on the Bank's CSR activities is annexed herewith as Annexure D.

V. Credit Committee

Terms of Reference

The functions of the Committee inter alia includes review of developments in key industrial sectors, major credit portfolios and approval of credit proposals as per the authorisation approved by the Board.

Composition

There were thirty-one meetings of the Committee during the year - April 11, April 27, May 9, May 17, June 9, June 23, June 30, July 14, July 28, August 3, August 9, August 17, August 29, September 12, September 21, September 29, October 13, October 26, November 9, November 20, November 28, December 22 and December 29 in 2023 and January 12, January 24, February 7, February 14, February 29, March 11, March 26 and March 30 in 2024. The details of the composition of the Committee and attendance at its meetings held during the year are set out in the following table:

Name of Member	Number of meetings attended
Sandeep Bakhshi, *Chairman*	31/31
Hari L. Mundra	29/31
B. Sriram	31/31
Rakesh Jha *(w.e.f. May 1, 2023)*	29/29
Anup Bagchi *(upto April 30, 2023)*	2/2

VI. Customer Service Committee

Terms of Reference

The functions of this Committee include review of customer service initiatives, overseeing the functioning of the Standing Committee on Customer Service (Customer Service Council) and evolving innovative measures for enhancing the quality of customer service and improvement in the overall satisfaction level of customers.

Composition

There were four meetings of the Committee during the year - May 17, 2023, August 8, 2023, November 9, 2023 and February 14, 2024. The details of the composition of the Committee and attendance at its meetings held during the year are set out in the following table:

Name of Member	Number of meetings attended
Vibha Paul Rishi, *Chairperson*	4/4
Hari L. Mundra	4/4
Sandeep Bakhshi	3/4
Rakesh Jha	4/4

VII. Fraud Monitoring Committee

Terms of Reference

The Committee monitors and reviews all the frauds involving an amount of ₹ 10.0 million and above with the objective of identifying the systemic lacunae, if any, that facilitated perpetration of the fraud and put in place measures to rectify the same. The functions of this Committee include identifying the reasons for delay in detection, if any, and reporting to top management of the Bank and RBI on the same. The status of filing of complaint with law enforcement agencies and recovery position is also monitored by the Committee. The Committee also ensures that staff accountability is examined at all levels in all the cases of frauds and action, if required, is completed quickly without loss of time. The role of the Committee is also to review the efficacy of the remedial action taken to prevent recurrence of frauds, such as strengthening of internal controls.

Composition

There were six meetings of the Committee during the year – April 13, 2023, July 21, 2023, October 20, 2023, December 15, 2023, January 19, 2024 and February 20, 2024. The details of the composition of the Committee and attendance at its meetings held during the year are set out in the following table:

Name of Member	Number of meetings attended
Radhakrishnan Nair, *Chairman*	6/6
S. Madhavan	6/6
Neelam Dhawan	6/6
Sandeep Bakhshi	6/6
Rakesh Jha	6/6

VIII. Information Technology Strategy Committee

Terms of Reference

The functions of the Committee are to approve strategy for Information Technology (IT) and policy documents, ensure that IT strategy is aligned with business strategy, review performance with reference to IT & IS key risk indicators including periodic review of such risk indicators, ensure proper balance of IT investments for sustaining the Bank's growth, oversee the aggregate funding of IT at Bank-level, ascertain if the management has resources to ensure the proper management of IT risks, review contribution of IT to business, oversee the activities of Digital Council, review technology from a future readiness perspective, overseeing key projects progress & critical IT systems performance including review of IT capacity requirements and adequacy and effectiveness of business continuity management and disaster recovery, review of special IT initiatives, review cyber risk, consider the RBI inspection report/ directives received from time to time by the Bank in the areas of information technology and cyber security and to review the compliance of various actionables

arising out of such reports/directives as may be deemed necessary from time to time and review deployment of skilled resources within Technology and Information Security function to ensure effective and efficient deliveries

Composition

There were five meetings of the Committee during the year - April 13, 2023, July 20, 2023, October 12, 2023, January 18, 2024 and March 28, 2024. The details of the composition of the Committee and attendance at its meetings held during the year are set out in the following table:

Name of Member	Number of meetings attended
B. Sriram, *Chairman*	5/5
Neelam Dhawan	5/5
Anup Bagchi *(upto April 30, 2023)*	1/1
Sandeep Batra	5/5
Rakesh Jha *(w.e.f. May 1, 2023)*	4/4

IX. Risk Committee

Terms of Reference

The functions of the Committee are to review ICICI Bank's risk management policies pertaining to credit, market, liquidity, operational, outsourcing, reputation risks, business continuity plan and disaster recovery plan and approve Broker Empanelment Policy and any amendments thereto. The functions of the Committee also include setting limits on any industry or country, review of the ERM framework, Risk Appetite for the Bank, stress testing framework, ICAAP and framework for capital allocation; review of the Basel framework, risk dashboard covering various risks, outsourcing activities, the activities of the Asset Liability Management Committee and the proceedings of the Group Risk Management Committee. The Committee also carries out Cyber Security risk assessment. The appointment, removal and terms of remuneration of the Chief Risk Officer is subject to review by the Committee. The Committee keeps the Board of Directors informed about the nature and content of its discussions, recommendations and actions to be taken. The Committee coordinates its activities with other committees, in instances where there is any overlap with activities of such committees, as per the framework laid down by the Board of Directors.

Composition

There were eight meetings of the Committee during the year April 21, 2023, June 9, 2023, June 23, 2023, July 20, 2023, October 20, 2023, January 19, 2024, February 9, 2024 and March 22, 2024.

The details of the composition of the Committee and attendance at its meetings held during the year are set out in the following table:

Name of Member	Number of meetings attended
S. Madhavan, *Chairman*	8/8
Girish Chandra Chaturvedi *(upto June 30, 2024)*	8/8
Pradeep Kumar Sinha *(w.e.f. February 23, 2024)*	1/1
Vibha Paul Rishi	8/8
Sandeep Batra	8/8

X. Stakeholders Relationship Committee

Terms of Reference

The functions of the Committee include approval and rejection of transmission of shares, bonds, debentures, issue of duplicate certificates, allotment of securities from time to time, redressal and resolution of grievances of security holders, delegation of authority for opening and operation of bank accounts for payment of interest/dividend.

Composition

There were four meetings of the Committee during the year - April 21, 2023, July 21, 2023, October 19, 2023 and January 19, 2024. The details of the composition of the Committee and attendance at its meetings held during the year are set out in the following table:

Name of Member	Number of meetings attended
Hari L. Mundra, *Chairman*	4/4
Uday Chitale	4/4
Sandeep Batra	4/4

BOARD'S REPORT

Prachiti Lalingkar, Company Secretary of the Bank acts as the Compliance Officer in accordance with the requirements of the SEBI Listing Regulations. 481 investor complaints were received in fiscal 2024. At March 31, 2024, three complaints remained unresolved which were subsequently disposed off within the prescribed timelines.

XI. Review Committee for Identification of Wilful Defaulters/Non Co-operative Borrowers

Terms of Reference

The function of the Committee is to review the order of the Committee for identification of wilful defaulters/ non co-operative borrowers (a Committee comprising wholetime Directors and senior executives of the Bank to examine the facts and record the fact of the borrower being a wilful defaulter/non co-operative borrower) and confirm the same for the order to be considered final.

Composition

The Managing Director & CEO is the Chairman of this Committee and any two independent Directors comprise the remaining members. One Meeting of the Committee was held during the year. The Committee Meeting held on September 1, 2023 was attended by Sandeep Bakhshi, Uday Chitale and Radhakrishnan Nair.

XII. Separate Meeting of Independent Directors

During the year, the Independent Directors met on April 22, 2023 inter alia to review the matters statutorily prescribed under the Companies Act, 2013 and the SEBI Listing Regulations.

XIII. Other Committees

A meeting of the Committee comprising of all the Independent Directors of the Bank was held on June 29, 2023. The Committee recommended to the Board of Directors of the Bank, the draft scheme of arrangement for delisting of ICICI Securities under Regulation 37 of the Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2021 and making ICICI Securities a wholly owned subsidiary of the Bank.

In addition to the above, the Board has from time to time constituted various committees, namely, Committee of Executive Directors, Executive Investment Committee, Asset Liability Management Committee, Committee for Identification of Wilful Defaulters/Non Co-operative Borrowers, Committee of Senior Management (comprising certain wholetime Directors and Executives), Committee of Executives, Compliance Committee, Group Risk Management Committee, Process Approval Committee, Outsourcing Committee, Operational Risk Management Committee, Vigilance Committee, Product Governance Forum and other committees. These committees are responsible for specific areas like asset liability management, approval/renewal of credit proposals, review of group risk management framework, approval of products and processes and management of operational risk, etc., under authorisation/supervision of the Board and its committees.

XIV. General Body Meetings

Annual General Meetings

The details of General Body Meetings held in the last three years are given below:

General Body Meeting	Day, Date	Time	Venue
Twenty-Ninth Annual General Meeting	Wednesday, August 30, 2023	2:00 p.m.	Meeting held through Video Conferencing/ Other Audio Visual Means
Twenty-Eighth Annual General Meeting	Tuesday, August 30, 2022	3:00 p.m.	Meeting held through Video Conferencing/ Other Audio Visual Means
Twenty-Seventh Annual General Meeting	Friday, August 20, 2021	3:00 p.m.	Meeting held through Video Conferencing/ Other Audio Visual Means

The details of the Special Resolutions passed at the Annual General Meetings held in the year 2023 and 2022 are given below:

General Body Meeting	Day, Date	Resolutions
Twenty-Ninth Annual General Meeting	Wednesday, August 30, 2023	• Re-appointment of Hari L. Mundra (DIN: 00287029) as an Independent Director of the Bank • Re-appointment of B. Sriram (DIN: 02993708) as an Independent Director of the Bank • Re-appointment of S. Madhavan (DIN: 06451889) as an Independent Director of the Bank
Twenty-Eighth Annual General Meeting	Tuesday, August 30, 2022	• Re-appointment of Neelam Dhawan (DIN: 00871445) as an Independent Director of the Bank • Re-appointment of Uday Chitale (DIN: 00043268) as an Independent Director of the Bank • Re-appointment of Radhakrishnan Nair (DIN: 07225354) as an Independent Director of the Bank • Approval and adoption of 'ICICI Bank Employees Stock Unit Scheme - 2022' • Approval of grant of Units to the eligible employees of select unlisted wholly owned subsidiaries under 'ICICI Bank Employees Stock Unit Scheme - 2022'

No Special Resolution was passed at the Twenty-Seventh Annual General Meeting held on Friday, August 20, 2021.

National Company Law Tribunal (NCLT) Convened Meeting

In accordance with the order dated January 18, 2024 passed by the Hon'ble NCLT, Ahmedabad Bench, the Meeting of Equity Shareholders of the Bank was convened on March 27, 2024, through Video Conference/Other Audio Visual Means, to consider and approve, the Scheme of Arrangement amongst the Bank and ICICI Securities and their respective shareholders for delisting of equity shares of ICICI Securities by issuing equity shares of the Bank to the public shareholders of ICICI Securities in lieu of cancellation of their equity shares in ICICI Securities.

The Bank had extended the remote e-voting facility for its equity shareholders, to enable them to cast their votes electronically. Further, the e-voting facility during the Meeting was also available for those equity shareholders, who were present in the Meeting and had not cast their vote through remote e-voting and were otherwise not barred from doing so.

Vinita Nair of Vinod Kothari & Company, Practicing Company Secretaries, Scrutinizer submitted her report on March 27, 2024. Basis the consolidated Scrutinizer's Reports, the resolution approving the said Scheme of Arrangement was passed by the Equity Shareholders:

- with requisite statutory majority under Section 230 of the Companies Act, 2013;
- with requisite statutory majority of Public Shareholders under Regulation 37 of the Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2021; and
- with requisite statutory majority of Public Shareholders under the Master Circular on (i) Scheme of Arrangement by Listed Entities and (ii) Relaxation under Sub-rule (7) of rule 19 of the Securities Contracts (Regulation) Rules, 1957 dated June 20, 2023.

The Scrutinizer Reports and the Voting results of the said Meeting are available on the website of the stock exchanges and website of the Bank.

Postal Ballot

No resolution was passed through postal ballot during fiscal 2024.

In accordance with the applicable provisions of the Companies Act, 2013 read with rules made thereunder and the General Circulars issued by

the Ministry of Corporate Affairs, approval of the Members was sought vide Postal Ballot Notice dated April 5, 2024 by way of electronic voting ('remote e-voting') on the following Resolutions:

1. Special Resolution for appointment of Mr. Pradeep Kumar Sinha (DIN: 00145126) as an Independent Director with effect from February 17, 2024;
2. Ordinary Resolution for compensation payable to Pradeep Kumar Sinha (DIN: 00145126) as Non-Executive Part-time Chairman with effect from July 1, 2024 or the date of approval from Reserve Bank of India, whichever is later;
3. Ordinary Resolution for revision in compensation in the form of fixed remuneration payable to the Non-Executive Directors (other than part-time Chairman and the Director nominated by the Government of India);
4. Ordinary Resolution for revision in fixed remuneration of Girish Chandra Chaturvedi (DIN: 00110996), Non-Executive (Part-time) Chairman; and
5. Ordinary Resolution for appointment of Ajay Kumar Gupta (DIN: 07580795) as a Director and Whole-time Director (designated as Executive Director) with effect from March 15, 2024 and payment of remuneration to him.

Vinita Nair of Vinod Kothari & Company, Practicing Company Secretaries, Scrutinizer submitted her report on May 15, 2024. Basis the consolidated Scrutinizer's report, all the above resolutions were passed with requisite majority on May 14, 2024 (being the last date of remote e-voting).

The Scrutinizer Report and the Voting results of the said Meeting are available on the website of the stock exchanges and website of the Bank.

None of the businesses proposed to be transacted at the ensuing AGM require passing of resolution through postal ballot.

XV. Disclosures

1. There are no materially significant transactions with related parties i.e., directors, management, subsidiaries, or relatives conflicting with the Bank's interests. The Bank has no promoter.
2. Details of non-compliance by the Bank, penalties or strictures imposed on the Bank by stock exchanges or SEBI or any statutory authority, on any matter relating to capital markets, during the last three years are detailed as under:

   (i) SEBI issued administrative warning letter dated March 30, 2024 in respect of the observations identified during the inspection of Depository Participant (DP) activities for the following observations:

   a. In one instance, bank account was not updated in back-office system.

   b. In one instance of Delivery Instruction Slip (DIS) issuance, DP has issued DIS booklet to client on April 17, 2023 but same was not entered in Depository Participant Module system.

   The Bank vide its letter dated April 6, 2024 to SEBI, has submitted action taken report on the observations made by SEBI. Further, as advised by SEBI, the aforementioned letter from SEBI along with inspection findings and the corrective steps taken by the Bank were placed before the Board of Directors in its meeting held on April 27, 2024. The Board noted the steps taken by the Bank and advised to ensure compliance with the instructions issued by SEBI. The same was informed to SEBI by the Bank vide letter dated May 30, 2024.

   (ii) BSE and NSE had levied a fine of ₹ 11,800 each for delay in submitting the notice of record date in one instance under Regulation 60(2) of the SEBI Listing Regulations. The Bank paid fines to both the stock exchanges and filed for waiver of the fine. BSE and NSE vide its communication dated March 31, 2023 and May 15, 2023 respectively, waived the fine.

   (iii) SEBI issued an administrative warning on March 2, 2023 for collection of registration fees in advance before registration of Common Application Form (CAF) and collection of balance fees in case of re-categorization of FPI category and non-updation of operational manual with specific section to deal with specific

entities. The Bank has submitted its action taken report to SEBI. Further, the Board of Directors noted the steps taken by the Bank and advised to ensure timely compliance with the instruction issued by SEBI. The same was informed to SEBI.

(iv) SEBI issued an administrative warning on October 14, 2022 for failure to transfer amounts pertaining to written off securities to the Investor Protection and Education Fund within prescribed timelines and delay in updation of Operational Manual after issuance of Regulations/Guidelines. The Bank placed the same alongwith corrective measures before the Board and also submitted the responses to SEBI.

(v) SEBI issued an administrative warning on December 3, 2021 with regard to erroneous submission of monthly Assets Under Custody data to National Securities Depository Limited. The communication received from SEBI and additional corrective action taken by Bank was placed before the Board of Directors of the Bank. The Board took note of the controls implemented and advised to follow the same diligently and the same was informed to SEBI.

3. In terms of the Whistle Blower Policy of the Bank, no employee of the Bank has been denied access to the Audit Committee.

4. Being a banking company, the disclosures relating to deposits as required under Rule 8(5)(v) and (vi) of the Companies (Accounts) Rules, 2014, read with Sections 73 and 74 of the Companies Act, 2013, are not applicable to the Bank.

5. There is no application or proceeding pending against the Bank under the Insolvency and Bankruptcy Code, 2016 during the year under review.

6. There was no instance of one-time settlement with any other Bank or financial institution during the year under review.

XVI. MEANS OF COMMUNICATION

It is ICICI Bank's belief that all stakeholders should have access to information regarding its position to enable them to accurately assess its future potential. ICICI Bank disseminates information on its operations and initiatives on a regular basis. ICICI Bank's website www.icicibank.com serves as a key awareness facility for all its stakeholders, allowing them to access information at their convenience. It provides comprehensive information on ICICI Bank's strategy, financial performance, operational performance and the latest press releases.

ICICI Bank's investor relations personnel respond to specific queries and play a proactive role in disseminating information to both analysts and investors. In accordance with SEBI and Securities Exchange Commission (SEC) guidelines, all information which could have a material bearing on ICICI Bank's share price is released through leading domestic and global wire agencies. The information is also disseminated to the NSE, BSE, New York Stock Exchange (NYSE), SEC, Singapore Stock Exchange, Japan Securities Dealers Association and SIX Swiss Exchange Ltd. from time to time.

The financial and other information and the various compliances as required/prescribed under the SEBI Listing Regulations are filed electronically with NSE/BSE and are also available on their respective websites in addition to the Bank's website.

ICICI Bank's quarterly financial results are published in Financial Express and Vadodara Samachar. The financial results, official news releases, earnings call transcripts, audio recording and presentations are also available on the Bank's website.

The Management's Discussion & Analysis forms part of the Annual Report.

General Shareholder Information

Annual General Meeting	Day, Date	Time
Thirtieth Annual General Meeting through Video Conferencing/Other Audio Visual Means	Thursday, August 29, 2024	3:00 p.m.

Financial Year : April 1, 2023 to March 31, 2024

Record Date : August 12, 2024

Dividend Payment Date : Will be paid/despatched on or after September 2, 2024

Listing of equity shares/ADSs/Bonds on Stock Exchanges

Stock Exchange	Code for ICICI Bank
BSE Limited (Equity) Phiroze Jeejeebhoy Towers, Dalal Street, Mumbai 400 001	532174 & 632174[1]
National Stock Exchange of India Limited (Equity) Exchange Plaza, Bandra-Kurla Complex, Mumbai 400 051	ICICIBANK
New York Stock Exchange (ADSs)[2] 11, Wall Street, New York, NY 10005, United States of America	IBN

[1] FII segment of BSE

[2] Each ADS of ICICI Bank represents two underlying equity shares

The bonds issued in domestic market comprised privately placed bonds as well bonds issued via public issues which are listed on BSE/NSE.

ICICI Bank has paid annual listing fees for the relevant periods to BSE and NSE where its equity shares/ bonds are listed and NYSE where its ADSs are listed.

Listing of other securities

The bonds issued overseas are issued either in public or private placement format. The listed bonds are traded on Singapore Exchange Securities Trading Limited, 2 Shenton Way, #02-02, SGX Centre 1, Singapore 068804 or India International Exchange (IFSC) Limited (India INX), 1st Floor, Unit No. 101, The Signature, Building No. 13B, Road 1C, Zone 1, GIFT SEZ, GIFT City, Gandhinagar, Gujarat 382 355 or SIX Swiss Exchange Ltd, Pfingstweidstrasse 110, P.O. Box 1758, CH-8021 Zurich, Switzerland.

Market Price Information

The reported high and low closing prices and volume of equity shares of ICICI Bank traded during fiscal 2024 on BSE and NSE are set out in the following table:

Month	BSE			NSE			Total Volume on BSE and NSE
	High (₹)	Low (₹)	Volume	High (₹)	Low (₹)	Volume	
April-23	918.50	868.30	3,734,903	918.35	868.45	477,530,514	481,265,417
May-23	954.60	921.25	5,087,937	954.30	921.70	400,248,418	405,336,355
June-23	947.25	922.85	4,079,529	946.75	923.15	315,849,797	319,929,326
July-23	998.05	942.00	7,218,546	998.30	942.55	373,788,451	381,006,997
August-23	995.10	950.95	8,585,667	994.55	950.65	419,882,175	428,467,842
September-23	992.35	942.70	5,493,885	992.45	942.60	321,389,248	326,883,133
October-23	954.95	909.15	9,883,920	954.25	908.65	210,597,432	220,481,352
November-23	948.35	914.40	8,953,654	948.10	914.05	250,222,994	259,176,648
December-23	1,037.10	946.35	12,963,103	1,037.40	946.70	337,503,340	350,466,443
January-24	1,029.45	979.30	17,537,414	1,029.05	979.75	419,667,168	437,204,582
February-24	1,063.65	989.60	8,805,282	1,062.70	989.30	275,645,002	284,450,284
March-24	1,096.80	1,076.95	15,766,553	1,097.10	1,076.85	351,930,258	367,696,811

BOARD'S REPORT

The reported high and low closing prices and volume of ADSs of ICICI Bank traded during fiscal 2024 on the NYSE are given below:

Month	High (USD)	Low (USD)	Number of ADS traded
April-23	22.75	21.37	86,158,700
May-23	23.08	22.45	77,704,900
June-23	23.11	22.60	82,153,525
July-23	24.66	22.96	73,859,355
August-23	24.50	22.82	91,903,102
September-23	24.03	22.74	78,290,525
October-23	23.06	22.04	91,908,554
November-23	22.84	22.12	115,404,498
December-23	24.69	22.97	112,969,000
January-24	24.47	23.16	170,193,064
February-24	25.96	23.58	103,023,672
March-24	26.48	25.82	108,870,218

The performance of ICICI Bank equity shares relative to the S&P BSE Sensitive Index (Sensex), S&P BSE Bank Index (Bankex) and NYSE Financial Index during the period April 1, 2023 to March 31, 2024 is given in the following chart:


S&P BSE Sensex
S&P BSE Bankex
NYSE Financial Index
ICICI Bank
125.00
110.00
95.00
80.00
Apr/23
May/23
Jun/23
Jul/23
Aug/23
Sep/23
Oct/23
Nov/23
Dec/23
Jan/24
Feb/24
Mar/24

Share Transfer System, Dematerilisation of Shares and Liquidity

As per the SEBI mandate, securities of listed companies can be transferred/traded only in dematerialised form. In view of this and to eliminate all risks associated with physical shares and for ease of portfolio management, Members holding shares in physical form are requested to consider converting their holdings to dematerialised form. The Bank's equity shares are actively traded on the stock exchanges.

BOARD'S REPORT

As required under Regulation 40(9) of the SEBI Listing Regulations, a certificate is obtained from a practicing Company Secretary and filed with BSE and NSE, where the equity shares of ICICI Bank are listed.

In terms of Regulation 76 of the Securities and Exchange Board of India (Depositories and Participants) Regulations, 2018 and SEBI Circular No. D&CC/FITTC/CIR-16/2002 dated December 31, 2002, as amended vide Circular No. CIR/MRD/DP/30/2010 dated September 6, 2010 an audit is conducted on a quarterly basis, for the purpose of, inter alia, reconciliation of the total admitted equity share capital with the depositories and in the physical form with the total issued/paid up equity share capital of ICICI Bank. Audit Reports issued in this regard are placed before the Stakeholders Relationship Committee and filed with BSE and NSE, where the equity shares of ICICI Bank are listed.

Registrar and Transfer Agents

KFin Technologies Limited is the Registrar & Transfer Agent (R & T Agent) for equity shares of ICICI Bank. Investor services related queries/requests/grievances for equity shares may be directed to C Shobha Anand at the following address:

KFin Technologies Limited
Unit: ICICI Bank Limited
Selenium Building, Tower-B
Plot No. 31 & 32, Financial District
Nanakramguda, Serlingampally
Hyderabad 500 032, Rangareddy
Telangana, India
Tel. No.: +91-040-6716 2222
Fax No.: +91-040-2342 0814
Toll free No.: 18003094001
E-mail: einward.ris@kfintech.com
Website: https://ris.kfintech.com
Investor Support Centre: https://ris.kfintech.com/clientservices/isc

Details of other Service Centers of KFin Technologies Limited, R & T Agent for equity shareholders can be viewed at https://www.icicibank.com/about-us/investor-contact.

3i Infotech Limited is the R & T Agent for the bonds/debentures issued by the Bank. Investor services related queries/requests/grievances for bonds/debentures may be directed to Vijay Singh Chauhan at the following address:

3i Infotech Limited
International Infotech Park, Tower # 5, 3rd Floor,
Vashi Railway Station Complex, Vashi
Navi Mumbai 400 703, Maharashtra, India
Tel. No.: +91-22-7123 8034/35
E-mail: ICICIbonds@3i-infotech.com
Website: https://www.3i-infotech.com/investors/

Queries relating to the operational and financial performance of ICICI Bank may be addressed to:

Anindya Banerjee/Abhinek Bhargava
ICICI Bank Limited
ICICI Bank Towers
Bandra-Kurla Complex
Mumbai 400 051
Tel. No.: +91-22-4008 6173
E-mail: ir@icicibank.com

Debenture Trustees

Pursuant to Regulation 53 of the SEBI Listing Regulations, the names and contact details of the debenture trustees for the public issue bonds and privately placed bonds of the Bank are given below:

Axis Trustee Services Limited
The Ruby, 2nd Floor, SW 29
Senapati Bapat Marg
Dadar West, Mumbai 400 028
Tel. No.: +91-22-6230 0451
debenturetrustee@axistrustee.com

IDBI Trusteeship Services Limited
Universal Insurance Building
Ground Floor, Sir P.M. Road
Fort, Mumbai 400 001
Tel. No.: +91-22-4080 7000
itsl@idbitrustee.com

The details are available on the website of the Bank at https://www.icicibank.com/Personal-Banking/investments/icici-bank-bonds/index.page.

Bank's Customer Service

The Bank enables customers to avail of services through multiple channels.

- iMobile Pay: Seek resolution using the iPAL chat bot.
- Website: Register a request on the Bank's website. For details, https://www.icicibank.com/personal-banking/insta-banking/internet-banking/list-of-service-requests
- Customer care: Connect with us over the phone. To know more, visit https://www.icicibank.com/customer-care?ITM=nli_cms_CONTACT_US_customer_care_menu_navigation
- Email: Write to us at customer.care@icicibank.com
- Branch: Visit our branch for resolution. Alternative, drop queries/feedback in the drop box at branches.

Information on Shareholding

Shareholding pattern of ICICI Bank at March 31, 2024

Shareholder Category	No. of Shares	% holding
Deutsche Bank Trust Company Americas (Depositary for ADS holders)	1,374,664,201	19.58
FIIs/FPIs	2,528,698,726	36.01
Insurance Companies	670,665,487	9.55
Bodies Corporate (includes Government Companies, Clearing Members, Banks and Financial Institutions)	84,843,885	1.21
Mutual Funds	1,678,991,546	23.91
Individuals (includes HUF, Trusts, NRI)	456,447,048	6.50
NBFCs Registered with RBI	13,615,190	0.19
Provident Funds/Pension Funds	156,145,413	2.22
Alternate Investment Fund	41,343,838	0.59
Investor Education and Protection Fund	8,875,168	0.13
Others (includes Foreign Banks, Foreign Companies, Foreign Nationals etc.)	8,045,141	0.11
Total	**7,022,335,643**	**100.00**

Shareholders of ICICI Bank with more than one percent holding (PAN based) at March 31, 2024

Name of the Shareholder	No. of Shares	% holding
Deutsche Bank Trust Company Americas*	1,374,664,201	19.58
SBI Mutual Fund	403,067,084	5.74
Life Insurance Corporation of India	395,845,579	5.64
ICICI Prudential Mutual Fund	253,779,280	3.61
HDFC Mutual Fund	194,958,823	2.78
Government of Singapore	178,441,181	2.54
NPS Trust	156,145,413	2.22
UTI Mutual Fund	134,253,686	1.91
Nippon Life India Mutual Fund	104,008,735	1.48
SBI Life Insurance Company Limited	89,523,653	1.27
Aditya Birla Sun Life Mutual Fund	80,680,613	1.15
Government Pension Fund Global	75,410,144	1.07
Kotak Mutual Fund	73,435,503	1.05

** Deutsche Bank Trust Company Americas holds equity shares of ICICI Bank as depositary for ADS holders.*

BOARD'S REPORT

Distribution of shareholding of ICICI Bank at March 31, 2024

Range - Shares	No. of Folios	%	No. of Shares	%
1 - 5,000	1,850,055	98.75	244,000,021	3.47
5,001 - 10,000	11,753	0.63	40,652,980	0.58
10,001 - 20,000	5,163	0.28	35,919,307	0.51
20,001 - 30,000	1,603	0.08	19,643,006	0.28
30,001 - 40,000	758	0.04	13,271,501	0.19
40,001 - 50,000	446	0.02	10,070,142	0.14
50,001 - 100,000	995	0.05	35,576,217	0.51
100,001 & Above	2,739	0.15	6,623,202,469	94.32
Total	**1,873,512**	**100.00**	**7,022,335,643**	**100.00**

Details of shares held in Demat and Physical form at March 31, 2024

Mode of holding	No. of Shares	%
Demat	7,010,837,674	99.84
Physical	11,497,969	0.16
Total	**7,022,335,643**	**100.00**

Details of shares/convertible instruments held by Non-executive Directors

As on March 31, 2024, S. Madhavan and Vibha Paul Rishi (as joint holder) held 4,000 and 330 equity shares of ₹ 2.00 each respectively.

Disclosure with respect to shares lying in suspense account

The Bank has been transferring the shares lying unclaimed to the eligible shareholders as and when the request for the same has been received after proper verification. During the fiscal 2024, the Bank had processed requests received from three shareholders holding 236 shares and accordingly the said shares were transferred from the suspense account. As on March 31, 2024, 93,202 shares held by 464 shareholders remained unclaimed in the suspense account.

The voting rights on the shares lying in suspense account are frozen till the rightful owner of such shares claims the shares.

Transfer of unclaimed dividend and shares to Investor Education & Protection Fund (IEPF)

Pursuant to the provisions of Sections 124 and 125 of the Companies Act, 2013, during fiscal 2024, dividend amount of ₹ 73.32 million remaining unclaimed for a period of seven years from the date of its transfer to the Unpaid Dividend Accounts of the Company has been transferred to the IEPF.

Pursuant to Section 124(6) of the Companies Act, 2013 read with the Investor Education & Protection Fund Authority (Accounting, Audit, Transfer & Refund) Rules, 2016, during fiscal 2024, 709,546 equity shares in respect of which the dividend has not been claimed for seven consecutive years have been transferred to the designated demat account of the IEPF Authority.

The unclaimed dividend and the equity shares transferred to IEPF can be claimed by making an application in the prescribed form to IEPF.

Members who have not yet encashed their dividend warrant(s) for the financial year ended March 31, 2018 and/or subsequent years are requested to submit their claims to KFin Technologies Limited without any delay.

The details of Nodal Officer and Deputy Nodal Officers appointed under the provisions of IEPF are available on the website of the Bank at https://www.icicibank.com/about-us/invest-relations/unpaid-unclaimed-dividend.

Outstanding GDRs/ADSs/Warrants or any Convertible instruments, conversion date and likely impact on equity

ICICI Bank has 687.33 million ADS (equivalent to 1,374.66 million equity shares) outstanding, which constituted 19.58% of ICICI Bank's total equity capital at March 31, 2024. There are no other convertible instruments outstanding as on March 31, 2024.

Commodity price risk or foreign exchange risk and hedging activities

The foreign exchange risk position including bullion is managed within the net overnight open position limit approved by the Board of Directors. The foreign currency assets of the Bank are primarily floating rate linked assets. Wholesale liability raising for foreign currencies takes place in USD or other currencies through bond issuances, bilateral loans and syndicated/club loans as well as refinance from Export Credit Agencies which may be at a fixed rate or floating rate linked. In case of fixed rate long-term wholesale fund raising in USD, the interest rate risk is generally hedged through interest rate swaps wherein the Bank effectively moves the interest payments to a floating rate index in order to match the asset profile. In case of fund raising in non-USD currencies, the foreign exchange risk is hedged through foreign exchange swaps or currency interest rate swaps.

The extant RBI guidelines do not allow AD Category I Banks to take any market positions in commodity related activities. However, the extant guidelines allows Bank to import gold and silver in line with the RBI license and selling of imported gold/silver on outright basis to domestic clients or providing gold metal loan to jewellery manufacturers. ICICI Bank provides pricing and hedging of Gold Metal Loan to jewellery customers and such exposures are covered on a back-to-back basis with gold suppliers.

In view of the above, the disclosure pursuant to the SEBI Circular No. SEBI/HO/CFD/CMD1/CIR/P/2018/0000000141 dated November 15, 2018 is not required to be given.

Plant Locations – Not applicable

Address for Correspondence
Prachiti Lalingkar
Company Secretary
ICICI Bank Limited
ICICI Bank Towers
Bandra-Kurla Complex
Mumbai 400 051
Tel. No.: +91-22-4008 8900
E-mail: companysecretary@icicibank.com

The Bank is in compliance with requirements specified in Regulations 17 to 27 and clauses (b) to (i) of sub-regulation (2) of Regulation 46 of the SEBI Listing Regulations.

The Bank has also complied with the discretionary requirements such as maintaining a separate office for the Chairman at the Bank's expense, ensuring financial statements with unmodified audit opinion, separation of posts of Chairman and Chief Executive Officer and reporting of internal auditor directly to the Audit Committee.

Analysis of Customer Complaints

The details required as per the RBI Circular No. CEPD.CO.PRD.Cir.No.01/13.01.013/2020-21 dated January 27, 2021 are disclosed in note no. 55 of Schedule 18 of the financial statements.

COMPLIANCE CERTIFICATE OF THE AUDITORS

ICICI Bank has annexed to this Report, a certificate obtained from the Secretarial Auditor regarding compliance of conditions of Corporate Governance as stipulated in the SEBI Listing Regulations.

SHARE BASED EMPLOYEE BENEFITS SCHEME(S)

(a) ICICI Bank Employees Stock Option Scheme - 2000

ICICI Bank has an Employees Stock Option Scheme - 2000 (Scheme 2000) which was instituted in fiscal 2000 to enable the employees and Wholetime Directors of ICICI Bank and its subsidiaries to participate in future growth and financial success of the Bank. The Scheme 2000 aims at achieving the twin objectives of aligning employee interest to that

of the shareholders and retention. Through employee stock option grants, the Bank seeks to foster a culture of long-term sustainable value creation. The Scheme 2000 is in compliance with the Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021 (the SEBI SBEB & SE Regulations). The options are granted by BGRNC and noted/approved by the Board as the case maybe.

The Scheme 2000 was initially approved by the Members at their meeting held on February 21, 2000 and amended from time to time.

The Bank has upto March 31, 2024 granted (net of lapsed) 625.52 million stock options from time to time aggregating to 8.91% of the issued equity capital of the Bank at March 31, 2024. As per the Scheme 2000, as amended from time to time, the maximum number of options granted to any employee/Director in a year is limited to 0.05% of ICICI Bank's issued equity shares at the time of the grant, and the aggregate of all such options is limited to 10% of ICICI Bank's issued equity shares on the date of the grant (equivalent to 702.23 million shares of face value ₹ 2.00 each at March 31, 2024).

Particulars of options granted by ICICI Bank as on March 31, 2024 are given below:

Number of options outstanding[1] at the beginning of the year	225,025,803
Number of options granted during the year	14,635,600
Number of options forfeited/ lapsed during the year	1,410,025
Number of options vested during the year	25,931,860
Number of options exercised during the year	39,519,912
Number of shares arising as a result of exercise of options	39,519,912
Money realised by exercise of options during the year (₹)	11,708,674,581
Number of options outstanding[1] at the end of the year	198,731,466
Number of options exercisable at the end of the year	159,296,026

[1] options granted less exercised less lapsed

(b) ICICI Bank Employees Stock Unit Scheme - 2022

The Board of Directors of ICICI Bank at its meeting held on June 28, 2022, approved the adoption of Employees Stock Unit Scheme - 2022 (Scheme 2022). The Scheme 2022 was approved by the Members at the Annual General Meeting held on August 30, 2022.

The key objectives of the Scheme 2022 are to deepen the co-ownership amongst the (i) mid level and front-line managers, and (ii) employees of Bank's select unlisted wholly owned subsidiaries with the following key considerations:

i. to enable employees' participation in the business as an active stakeholder to usher in an 'Owner-Manager' culture and to act as a retention mechanism;

ii. to enhance motivation of employees; and

iii. to enable employees to participate in the long term growth and financial success of the Bank.

The Scheme 2022 is in compliance with the SEBI SBEB & SE Regulations.

Maximum of 100,000,000 units, shall be granted in one or more tranches over a period of 7 years from the date of approval of the Scheme 2022 by the shareholders, which shall entitle the unit holder one fully paid-up equity share of face value of ₹ 2.00 of the Bank (as adjusted for any changes in capital structure of the Bank) against each unit exercised and accordingly, up to 100,000,000 equity shares of face value of ₹ 2.00 each shall be allotted to all eligible employees taken together under the Scheme 2022.

Units granted under the Scheme 2022 shall vest not later than the maximum vesting period of 4 years. Exercise price shall be the face value of equity shares of the Bank i.e. ₹ 2.00 for each unit (as adjusted for any changes in capital structure of the Bank).

Units granted under the Scheme 2022 vest in a graded manner over a three-year period with 30%, 30% and 40% of the grant vesting in each year, commencing from the end of 13 months from the date of grant. Exercise period will not exceed five years from date of vesting of units or such shorter period as may be determined by the BGRNC for each grant.

Besides continuity of employment, vesting shall also be dependent on achievement of certain corporate performance parameter(s) such as:

- Risk Calibrated Core Operating profit;
- Provision/asset quality;
- Other parameters, if any, as the Committee may determine

Particulars of units granted by ICICI Bank as on March 31, 2024 are given below:

Number of units outstanding[1] at the beginning of the year	Nil
Number of units granted during the year	4,419,670
Number of units forfeited/ lapsed during the year	228,860
Number of units vested during the year	2,700
Number of units exercised during the year	Nil
Number of shares arising as a result of exercise of units	Nil
Money realised by exercise of units during the year (₹)	Nil
Number of units outstanding[1] at the end of the year	4,190,810
Number of units exercisable at the end of the year	2,700

[1] *units granted less lapsed*

Till March 31, 2021, the Bank recognised cost of stock options granted under Scheme 2000, using intrinsic value method. Pursuant to RBI clarification dated August 30, 2021, the cost of stock options/units granted after March 31, 2021 is recognised based on fair value method. The cost of stock options granted up to March 31, 2021 continues to be recognised on intrinsic value method. The Bank uses Black-Scholes model to fair value the options/units on the grant date and the inputs used in the valuation model include assumptions such as the expected life of the share option/units, volatility, risk free rate and dividend yield. The diluted earnings per share (EPS) pursuant to issue of shares on exercise of options calculated in accordance with Accounting Standard 20 for the year ended March 31, 2024 was ₹ 57.33 compared to basic EPS of ₹ 58.38.

The following table sets forth, for the periods indicated, the key assumptions used to estimate the fair value of options granted.

Particulars	Year ended March 31, 2023	Year ended March 31, 2024
Risk-free interest rate	5.99% to 7.37%	**6.88% to 7.32%**
Expected life	3.23 to 5.23 years	**3.23 to 5.23 years**
Expected volatility	34.79% to 38.98%	**24.78% to 37.41%**
Expected dividend yield	0.27% to 0.72%	**0.56% to 0.85%**

The following table sets forth, for the periods indicated, the key assumptions used to estimate the fair value of units granted.

Particulars	Year ended March 31, 2024
Risk-free interest rate	**6.82% to 6.94%**
Expected term	**1.58 to 3.58 years**
Expected volatility	**23.63% to 36.56%**
Expected dividend yield	**0.56%**

The weighted average fair value, based on Black-Scholes model, of options granted during the year ended March 31, 2024 was ₹ 340.59 (year ended March 31, 2023: ₹ 291.15) and of units granted during the year ended March 31, 2024 was ₹ 879.43. The weighted average exercise price of options granted during the year ended March 31, 2024 was ₹ 894.95 (year ended March 31, 2023: ₹ 747.92).

Risk free interest rates over the expected term of the option/units are based on the government securities yield in effect at the time of the grant. The expected term of an option/units is estimated based on the vesting term as well as expected exercise behavior of the employees who receive the option/units. Expected exercise behavior is estimated based on the historical stock option exercise pattern of the Bank. Expected volatility during the estimated expected term of the option/units is based on historical volatility determined based on observed market prices of the Bank's publicly traded equity shares. Expected dividends during the estimated expected term of the option/units are based on recent dividend activity.

BOARD'S REPORT

The detailed disclosures as stipulated under Regulation 14 of the SEBI SBEB & SE Regulations will be hosted on the website of the Bank at https://www.icicibank.com/about-us/other-policies.

CONSERVATION OF ENERGY, TECHNOLOGY ABSORPTION, FOREIGN EXCHANGE EARNINGS AND OUTGO

The Bank has undertaken various initiatives for energy conservation at its premises. A detailed write up is given in the Environmental, Social and Governance Report of fiscal 2024 which will be available on the website of the Bank at https://www.icicibank.com/about-us/annual and in the Environment and Sustainability chapter in the Integrated Report section of the Annual Report 2023-24. The Bank has used information technology extensively in its operations; for details refer to the chapter Our Business Strategy in the Integrated Report section of the Annual Report 2023-24. For fiscal 2024, net foreign exchange gain arising on all exchange/derivative transactions of the Bank was ₹ 29.99 billion and the foreign exchange outgo towards the operating and capital expenditure was ₹ 3.44 billion.

SECRETARIAL STANDARDS

Your Bank is in compliance with the Secretarial Standard on Meetings of the Board of Directors (SS-1) and Secretarial Standard on General Meetings (SS-2) for fiscal 2024.

DIRECTORS' RESPONSIBILITY STATEMENT

The Directors confirm:

1. that in the preparation of the annual accounts, the applicable accounting standards had been followed, along with proper explanation relating to material departures;
2. that they have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent, so as to give a true and fair view of the state of affairs of the Bank at the end of the financial year and of the profit of the Bank for that period;
3. that they have taken proper and sufficient care for the maintenance of adequate accounting records, in accordance with the provisions of the Banking Regulation Act, 1949 and the Companies Act, 2013 for safeguarding the assets of the Bank and for preventing and detecting fraud and other irregularities;
4. that they have prepared the annual accounts on a going concern basis;
5. that they have laid down internal financial controls to be followed by the Bank and that such internal financial controls are adequate and were operating effectively; and
6. that they have devised proper systems to ensure compliance with the provisions of all applicable laws and that such systems were adequate and operating effectively.

ACKNOWLEDGEMENTS

ICICI Bank is grateful to the Government of India, Reserve Bank of India, Securities and Exchange Board of India, Insurance Regulatory and Development Authority of India and overseas regulators for their continued co-operation, support and guidance. ICICI Bank wishes to thank its investors, the domestic and international banking community, rating agencies, depositories and stock exchanges for their support.

ICICI Bank would like to take this opportunity to express sincere thanks to its valued clients and customers for their continued patronage. The Directors express their deep sense of appreciation to all the employees whose outstanding professionalism, commitment and initiative have made the organisation's growth and success possible and continues to drive its progress. Finally, the Directors wish to express their gratitude to the Members for their trust and support.

For and on behalf of the Board

Girish Chandra Chaturvedi
Chairman
June 29, 2024 DIN: 00110996

Compliance with the Group Code of Business Conduct and Ethics

I confirm that all Directors and members of the senior management have affirmed compliance with Group Code of Business Conduct and Ethics for the year ended March 31, 2024.

Sandeep Bakhshi
Managing Director & CEO
April 27, 2024 DIN: 00109206

BOARD'S REPORT
ANNEXURE A

FORM NO. MR-3

SECRETARIAL AUDIT REPORT
FOR THE FINANCIAL YEAR ENDED MARCH 31, 2024

[Pursuant to Section 204(1) of the Companies Act, 2013 and Rule No.9 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014]

To,

The Members,

ICICI Bank Limited

We have conducted the Secretarial Audit of the compliance of applicable statutory provisions and the adherence to good corporate practices by **ICICI Bank Limited** (CIN: L65190GJ1994PLC021012) (hereinafter called "the Bank").

The Secretarial Audit was conducted in a manner that provided us a reasonable basis for evaluating the corporate conducts/statutory compliances and expressing our opinion thereon.

Based on our verification of the Bank's statutory registers, books, papers, minute books, forms and returns filed and other records maintained by the Bank and the information provided by the Bank, its officers, agents and authorized representatives during the conduct of secretarial audit, we hereby report that in our opinion, the Bank has, during the audit period covering the financial period ended on **March 31, 2024**, complied with the statutory provisions listed hereunder and also that the Bank has followed proper Board processes and has required compliance mechanism in place to the extent, in the manner and subject to the reporting made hereinafter:

We have examined the books, papers, minutes books, forms and returns filed and other records maintained by the Bank for the financial period ended on **March 31, 2024** in accordance with the provisions of:

(i) The Companies Act, 2013 (the Act) and the Rules made thereunder;

(ii) The Securities Contracts (Regulation) Act, 1956 ('SCRA') and the Rules made thereunder;

(iii) The Depositories Act, 1996 and the Regulations and Bye-laws framed thereunder;

(iv) Foreign Exchange Management Act, 1999 and the Rules and Regulations made thereunder for compliance to the extent of Foreign Direct Investment, Overseas Direct Investment and External Commercial Borrowings;

(v) The following Regulations and Guidelines prescribed under the Securities and Exchange Board of India Act, 1992 ('SEBI Act'), as amended from time to time:

a) The Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011;

b) The Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015;

c) The Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2018;

d) The Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021;

e) The Securities and Exchange Board of India (Issue and Listing of Non-Convertible Securities) Regulations, 2021;

f) The Securities and Exchange Board of India (Registrars to an Issue and Share Transfer Agents) Regulations, 1993 regarding the Companies Act and dealing with client - **Not applicable to the Bank during the financial year under review**;

g) The Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2021 - **Not applicable to the Bank for the purpose of its equity shares during the financial year under review**;

h) The Securities and Exchange Board of India (Buyback of Securities) Regulations, 2018 - **Not applicable to the Bank during the financial year under review**;

i) The Securities and Exchange Board of India (Depositories and Participants) Regulations, 2018;

BOARD'S REPORT

j) The Securities and Exchange Board of India (Debenture Trustee) Regulations, 1993;

k) The Securities and Exchange Board of India (Custodian) Regulations, 1996;

l) The Securities and Exchange Board of India (Bankers to an issue) Regulations, 1994;

m) The Securities and Exchange Board of India (Stock Brokers) Regulations, 1992;

n) The Securities and Exchange Board of India (Merchant Bankers) Regulations, 1992;

o) The Securities and Exchange Board of India (Foreign Portfolio Investors) Regulations, 2019

(vi) Other specific business/industry related laws applicable to the Bank –

a) The Bank has complied with the provisions of the Banking Regulation Act, 1949, Master Circulars, Notifications and Guidelines and other directions pertaining to commercial banking issued by Reserve Bank of India (RBI) from time to time.

b) The Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002

c) The Recovery of Debts Due to Banks and Financial Institutions Act, 1993

d) The Shops and Establishments Act, 1953

Further, the Bank has complied with other applicable general business laws, rules, regulations and guidelines.

We have also examined compliance with the applicable clauses of the following:

i. Secretarial Standards with regard to Meeting of Board of Directors (SS-1) and General Meetings (SS-2) issued by The Institute of Company Secretaries of India; and

ii. The Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (SEBI LODR Regulations).

During the period under review, the Bank has complied with the provisions of the Act, Rules, Regulations, Guidelines and Standards mentioned above. Further, there were certain regulatory/statutory penalties imposed/warnings issued to the Bank. The Bank has paid the requisite penalty, wherever applicable and taken necessary corrective actions.

We further report that:

(a) The Board of Directors of the Bank is duly constituted with proper balance of Executive Directors, Non-Executive Directors and Independent Directors.

(b) The changes in the composition of the Board of Directors that took place during the period under review were carried out in compliance with the provisions of the Act.

(c) Adequate notice is given to all directors to schedule the Board Meetings, agenda and detailed notes on agenda were sent in advance as prescribed under the applicable Secretarial Standards, and a system exists for seeking and obtaining further information and clarifications on the agenda items before the meeting and for meaningful participation at the meeting.

(d) In respect of meetings held at short notice or meetings for which the agenda notes (other than those relating to Unpublished Price Sensitive Information (UPSI)) were sent at a notice of less than 7 days, the unanimous consent of the Board/Committee was taken for discussion of the said agenda items and the same has been recorded in the minutes.

(e) The decision at the meetings of the Board/committees were taken with requisite majority. The minutes of the Board/committees Meetings record that none of the members of the Board /committees have dissented to any proposal.

We further report that, there are adequate systems and processes in the Bank commensurate with the size and operations of the Bank to monitor and ensure compliance with applicable laws, rules, regulations and guidelines. As informed, the Bank has responded appropriately to communication received from various statutory/regulatory authorities including initiating actions for corrective measures, wherever found necessary.

We further report that during the audit period the following events / actions have taken place, having a major bearing on the Bank's affairs in pursuance of the above referred laws, rules, regulations, guidelines and standards:

1. During the financial year, the Bank has allotted 3,95,19,912 Equity Shares of ₹ 2/- each under the Employee Stock Option Scheme.

2. Bank has allotted 4,00,000 Senior Unsecured Redeemable Long-term Bonds in the nature of Non-convertible Debentures aggregating to ₹ 4,000.0 Crore on private placement basis on October 3, 2023.

3. Pursuant to the Order dated January 18, 2024 passed by the Hon'ble National Company Law Tribunal, Ahmedabad Bench, the Equity Shareholders of the Bank at the meeting held on March 27, 2024 have approved the Scheme of Arrangement amongst the Bank and ICICI Securities Limited ('ICICI Securities' or 'the Company') and their respective shareholders ('Scheme') for delisting of equity shares of ICICI Securities by issuing equity shares of the Bank to the public shareholders of ICICI Securities in lieu of cancellation of their equity shares in the Company under Section 230 of the Companies Act,2013.

Place : Mumbai
Date : June 20, 2024

Office Address :
Annex-103, Dimple Arcade,
Asha Nagar, Kandivali (East),
Mumbai 400101.

ALWYN JAY & Co.
Company Secretaries

[Alwyn D'Souza, FCS.5559]
[Partner]
[Certificate of Practice No.5137]
[UDIN : F005559F000596820]

Note: *This report is to be read with our letter of even date which is annexed as Annexure A and forms an integral part of this report.*

BOARD'S REPORT

ANNEXURE A

To
The Members,
ICICI Bank Limited

Secretarial Audit Report of even date is to be read along with this letter.

1. The compliance of provisions of all laws, rules, regulations, standards, Circulars, Guidelines and Standards etc. applicable to **ICICI Bank Limited** (hereinafter called 'the Bank') is the responsibility of the management of the Bank. Our examination was limited to the verification of records and procedures on test check basis for the purpose of issue of the Secretarial Audit Report.
2. Maintenance of secretarial and other records of applicable laws is the responsibility of the management of the Bank. Our responsibility is to issue Secretarial Audit Report, based on the audit of the relevant records maintained and furnished to us by the Bank, along with explanations where so required.
3. We have followed the audit practices and processes as were appropriate to obtain reasonable assurance about the correctness of the contents of the secretarial and other legal records, legal compliance mechanism and corporate conduct. Further, part of the verification was done on the basis of electronic data provided to us by the Bank and on test check basis to ensure that correct facts as reflected in secretarial and other records produced to us. We believe that the processes and practices we followed, provides a reasonable basis for our opinion for the purpose of issue of the Secretarial Audit Report.
4. We have not verified the correctness and appropriateness of financial records and Books of Accounts of the Bank.
5. Wherever required, we have obtained the management representation about list of applicable laws, compliance of laws, rules and regulations and major events during the audit period.
6. The Secretarial Audit Report is neither an assurance as to the future viability of the Bank nor of the efficacy or effectiveness with which the management has conducted the affairs of the Bank.

Place : Mumbai
Date : June 20, 2024

<u>Office Address :</u>
Annex-103, Dimple Arcade,
Asha Nagar, Kandivali (East),
Mumbai 400101.

ALWYN JAY & Co.
Company Secretaries

[Alwyn D'Souza, FCS.5559]
[Partner]
[Certificate of Practice No.5137]
[UDIN : F005559F000596820]

BOARD'S REPORT
ANNEXURE B

FORM NO. AOC-2

[Pursuant to clause (h) of sub-section (3) of Section 134 of the Companies Act, 2013 and Rule 8(2) of the Companies (Accounts) Rules, 2014]

Form for disclosure of particulars of contracts/arrangements entered into by the company with related parties referred to in sub-section (1) of Section 188 of the Companies Act, 2013 including certain arm's length transactions under third proviso thereto

1. Details of contracts or arrangements or transactions not at arm's length basis

Nil

2. Details of material contracts or arrangement or transactions at arm's length basis

Sr. No.	Name of the related party	Nature of relationship	Nature of contracts/ arrangements/ transactions	Duration of contracts/ arrangements/ transactions	Salient terms of contracts/ arrangements/ transactions	₹ in million	Date of approval by the Board, if any	Amount paid as advances, if any
1	ICICI Securities Primary Dealership Limited	Wholly owned subsidiary	Short term lending by the Bank	1 day - 4 days	Interest at prevailing market rates	1,021,540.0	-	-

For and on behalf of the Board

Girish Chandra Chaturvedi
Chairman
DIN: 00110996

June 29, 2024

BOARD'S REPORT
ANNEXURE C

CERTIFICATE OF NON-DISQUALIFICATION OF DIRECTORS

[Pursuant to Regulation 34(3) and Para C (10)(i) of Schedule V to
the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015]

To,
The Members of
ICICI Bank Limited
ICICI Bank Tower,
Near Chakli Circle,
Old Padra Road,
Vadodara - 390 007

We have examined the relevant registers, records, forms, returns and disclosures received from the Directors of ICICI Bank Limited having CIN L65190GJ1994PLC021012 and having registered office at ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara - 390007 (hereinafter referred to as 'the Company'), produced before us by the Company for the purpose of issuing this Certificate, in accordance with Regulation 34(3) read with clause 10(i) of Para C of Schedule V to the Securities Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015.

In our opinion and to the best of our information and according to the verifications (including Directors Identification Number (DIN) status at the portal www.mca.gov.in) as considered necessary and explanations furnished to us by the Company & its officers, we hereby certify that none of the Directors on the Board of the Company as stated below for the Financial Year ended March 31, 2024 have been debarred or disqualified from being appointed or continuing as Directors of companies by the Securities and Exchange Board of India or the Ministry of Corporate Affairs or any such other statutory authority.

Sl. No	Name of the Director as on March 31, 2024	DIN	Category of Directorship	Date of Appointment
1.	Mr. Girish Chandra Chaturvedi	00110996	Non-Executive - Independent Director	July 01, 2018
2.	Mr. Hari L. Mundra	00287029	Non-Executive - Independent Director	October 26, 2018
3.	Mr. S. Madhavan	06451889	Non-Executive - Independent Director	April 14, 2019
4.	Ms. Neelam Dhawan	00871445	Non-Executive - Independent Director	January 12, 2018
5.	Mr. Pradeep Kumar Sinha	00145126	Additional Director (Non-Executive Independent)	February 17, 2024
6.	Mr. Radhakrishnan Nair	07225354	Non-Executive - Independent Director	May 02, 2018
7.	Mr. B. Sriram	02993708	Non-Executive - Independent Director	January 14, 2019
8.	Mr. Uday Chitale	00043268	Non-Executive - Independent Director	January 17, 2018
9.	Ms. Vibha Paul Rishi	05180796	Non-Executive - Independent Director	January 23, 2022
10.	Mr. Sandeep Bakhshi	00109206	Managing Director & Chief Executive Officer	October 15, 2018
11.	Mr. Sandeep Batra	03620913	Wholetime Director	December 23, 2020
12.	Mr. Rakesh Jha	00042075	Wholetime Director	September 02, 2022
13.	Mr. Ajay Kumar Gupta	07580795	Additional Director (Executive - Whole-time)	March 15, 2024

Ensuring the eligibility for the appointment / continuity of every Director on the Board is the responsibility of the management of the Company. Our responsibility is to express an opinion on these based on our verification. This certificate is neither an assurance as to the future viability of the Company nor of the efficiency or effectiveness with which the management has conducted the affairs of the Company.

For M/s Vinod Kothari & Company
Practicing Company Secretaries
Unique Code: P1996WB042300

Vinita Nair
Senior Partner
Membership No.: F10559
C P No.: 11902
Peer Review Certificate No.: 4123/2023
UDIN: F010559F000254858

Place: Mumbai
Date: April 26, 2024

BOARD'S REPORT
ANNEXURE D

ANNUAL REPORT ON CORPORATE SOCIAL RESPONSIBILITY ACTIVITIES

1. Brief outline on CSR Policy of the Company

Corporate Social Responsibility (CSR) has been a long-standing commitment at ICICI Bank and forms an integral part of our activities. The Bank's contribution to social sector development includes several pioneering interventions, and is implemented through the involvement of stakeholders within the Bank, the Group and the broader community. The Bank established the ICICI Foundation for Inclusive Growth (ICICI Foundation) in 2008 with a view to significantly expand the ICICI Group's activities in the area of CSR. Over the last few years, ICICI Foundation has developed significant projects in specific areas, and has built capabilities for direct project implementation as opposed to extending financial support to other organisations.

ICICI Bank's objective is to proactively support meaningful socio-economic development in India and enable a large number of people to participate in and benefit from India's economic progress. This is based on the belief that growth and development are effective only when they result in wider access to opportunities and benefit a broader section of the society. ICICI Bank's approach is to identify critical areas of development that require investments and intervention, and which can help to realize India's potential for growth and prosperity.

The CSR Policy of the Bank sets the framework guiding the Bank's CSR activities. It outlines the governance structure, operating framework, monitoring mechanism, guiding principles for selecting CSR projects and CSR activities that could be undertaken. The Bank's CSR activities are largely focused in the areas of healthcare, skill development and sustainable livelihood, rural development, social and environmental projects, creating social awareness and activities like disaster relief or other activities under Schedule VII of the Companies Act, 2013 ("the Act").

The web-link to the Bank's CSR Policy is:

https://www.icicibank.com/about-us/corporate-social-responsibility

2. Composition of the CSR Committee

There were four Meetings of the Committee during fiscal 2024 – April 20, 2023, July 21, 2023, October 19, 2023 and January 18, 2024

Sr. No.	Name of Director	Designation/ nature of directorship	Number of meetings of CSR Committee held during the year	Number of meetings of CSR Committee attended during the year
1.	Girish Chandra Chaturvedi *(Chairman of Committee upto June 30, 2024)*	Non-Executive (part-time) Chairman / Independent Director	4	4
2.	Pradeep Kumar Sinha *(Member of Committee w.e.f. February 23, 2024, Chairman of Committee w.e.f. July 1, 2024)*	Independent Director	4^	-
3.	Radhakrishnan Nair	Independent Director	4	4
4.	Uday Chitale	Independent Director	4	4
5.	Vibha Paul Rishi	Independent Director	4	4
6.	Anup Bagchi *(Member of Committee upto April 30, 2023)*	Executive Director	4#	1
7.	Rakesh Jha *(Member of Committee w.e.f. May 1, 2023)*	Executive Director	4*	3

^ No Meeting of the Committee was held during fiscal 2024 post induction of Pradeep Kumar Sinha on the Committee
 # One Meeting of the Committee was held during fiscal 2024 till the date of cessation of Anup Bagchi
** Three Meetings of the Committee were held during fiscal 2024 post induction of Rakesh Jha on the Committee*

3. **Provide the web-link where Composition of CSR Committee, CSR Policy and CSR projects approved by the Board are disclosed on the website of the Company**

   Link to the Bank's CSR page is:

   https://www.icicibank.com/about-us/corporate-social-responsibility

4. **Provide the executive summary along with web-link(s) of Impact Assessment of CSR Projects carried out in pursuance of sub-rule (3) of rule 8, if applicable**

   The Bank has conducted impact assessment of twelve projects through external agencies during fiscal 2024. These include:

   1. Impact assessment of MRI equipment provided to Tata Memorial Hospital, Mumbai, Maharashtra
   2. Impact assessment of funds provided to patients for cancer treatment through the Indian Cancer Society
   3. Impact assessment of cancer treatment equipment provided to Cachar Cancer Hospital and Research Centre, Silchar, Assam
   4. Impact assessment of CT scan machine provided to Indo-Tibetan Border Police (ITBP) Force Composite Hospital, Dehradun, Uttarakhand
   5. Impact assessment of cancer care equipment provided to Mahamana Pandit Madan Mohan Malviya Cancer Centre Hospital, Varanasi, Uttar Pradesh
   6. Impact assessment of solar power installation at Dr. Shroff's Charity Eye Hospital, Lakhimpur Kheri, Uttar Pradesh
   7. Impact assessment of waste collection vehicles provided to Gorakhpur Municipal Corporation, Uttar Pradesh
   8. Impact assessment of education grants provided to children of ex-servicemen and war widows through the Kendriya Sainik Board
   9. Impact assessment of training infrastructure provided for enabling piped water supply to homes in Bihar
   10. Impact assessment of financial inclusion programme
   11. Impact assessment of social awareness programme, and
   12. Impact assessment of fraud awareness campaign undertaken in 2022.

   The executive summary of impact assessment of the projects as referred above is provided in Annexure 1 of the Annual Report on CSR.

   Link to the impact assessment reports on the Bank's website:

   https://www.icicibank.com/about-us/corporate-social-responsibility

5. ***(a) Average net profit of the Company as per sub-section (5) of Section 135***

   ₹ 284,474.8 million

   (b) Two percent of average net profit of the Company as per sub-section (5) of Section 135

   ₹ 5,689.5 million

   (c) Surplus arising out of the CSR projects or programmes or activities of the previous financial years

   ₹ 171.2 million

   (d) Amount required to be set-off for the financial year, if any

   ₹ 688.1 million

   (e) Total CSR obligation for the financial year [(b)+(c)-(d)]

   ₹ 5,172.6 million

6. ***(a) Amount spent on CSR Projects (both ongoing project and other than ongoing projects)***

   ₹ 5,179.9 million

   (includes unspent amount of ₹ 1,500.0 million budgeted for ongoing CSR project with Tata Memorial Centre, which was transferred to the Unspent CSR Account on April 15, 2024 and would be spent over three years, as per CSR rules.)

   (b) Amount spent in Administrative Overheads

   Nil

(c) Amount spent on Impact Assessment, if applicable

₹ 8.8 million

(d) Total amount spent for the Financial Year [(a) + (b) +(c)]

₹ 5,188.7 million

(includes spends from surplus generated from CSR activities in fiscal 2023 of ₹ 171.2 million and spent by September 30, 2023, and unspent amount of ₹ 1,500.0 million budgeted for ongoing CSR project with Tata Memorial Centre, which was transferred to the Unspent CSR Account on April 15, 2024 and would be spent over three years, as per CSR rules.)

(e) CSR amount spent or unspent for the financial year:

Total amount spent in fiscal 2024 (in ₹ million)	Amount unspent (in ₹ million)				
	Total amount transferred to Unspent CSR Account as per Section 135(6)		Amount transferred to any fund specified under Schedule VII as per second proviso to Section 135(5)		
	Amount	Date of transfer	Name of the Fund	Amount	Date of transfer
3,688.7#	1,500.0*	April 15, 2024	Nil	NA	NA

 # Includes spends from surplus generated from CSR activities in fiscal 2023 of ₹ 171.2 million and spent by September 30, 2023.

** Unspent amount of ₹ 1,500.0 million pertains to the ongoing project on cancer care with Tata Memorial Centre.*

(f) Excess amount for set-off, if any

Sr. No.	Particular	Amount (in ₹ million)
(1)	(2)	(3)
(i)	2% of average net profit of the Company as per Section 135(5)	5,001.5*
(ii)	Total amount spent for the Financial Year	5,188.7#
(iii)	Excess amount spent for the financial year [(ii)-(i)]	187.2
(iv)	Surplus arising out of the CSR projects or programmes or activities of the previous financial years, if any	171.2
(v)	Amount available for set off in succeeding financial years [(iii)-(iv)]	16.0

** Adjusted for excess amount of ₹ 688.1 million spent during fiscal 2023 and available for set off in fiscal 2024*

 # 1) Includes spends from surplus generated from CSR activities in FY2023 of ₹ 171.2 million that was transferred to the Unspent CSR Account in April 2023 and spent by September 30, 2023, as required by law.

2) Includes unspent amount of ₹ 1,500.0 million budgeted for the ongoing project on cancer care with Tata Memorial Centre. The amount was transferred to the Unspent CSR Account on April 15, 2024 and would be spent over three years as per CSR Rules.

7. Details of Unspent Corporate Social Responsibility amount for the preceding three Financial Years:

Not applicable

8. **Whether any capital assets have been created or acquired through Corporate Social Responsibility amount spent in the Financial Year:**

   Yes

   If yes, enter the number of capital assets created/acquired

   6,365

   Furnish the details relating to such asset(s) so created or acquired through Corporate Social Responsibility amount spent in the Financial Year:

   The details will be available on the Bank's website at https://www.icicibank.com/about-us/annual

9. **Specify the reason(s), if the Company has failed to spend two per cent of the average net profit as per sub-section (5) of Section 135**

   The Bank has committed ₹ 12.00 billion to support Tata Memorial Centre (TMC) for expanding cancer treatment facility in the country. This entails setting up three centres in Maharashtra, Punjab and Andhra Pradesh, and is expected to double the capacity for cancer treatment by TMC. In fiscal 2024, ₹ 1,500.0 million was budgeted towards the ongoing project. Considering the nature and scale of the project, during the year detailed plans were being finalised for orderly execution of the project and the budgeted amount remained unspent. The amount was transferred to the Unspent CSR Account on April 15, 2024 and would be spent over three years as per CSR Rules.

Sandeep Batra
Executive Director
DIN: 03620913

Girish Chandra Chaturvedi
CSR Committee Chairman
DIN: 00110996

June 29, 2024

BOARD'S REPORT

ANNEXURE 1: SUMMARY OF IMPACT ASSESSMENT STUDIES CONDUCTED DURING FISCAL 2024 THROUGH EXTERNAL AGENCIES

1. **Impact assessment of MRI equipment provided to Tata Memorial Hospital, Mumbai, Maharashtra**

   As part of the focus to strengthen the healthcare capacity of hospitals, the Bank, through ICICI Foundation for Inclusive Growth (ICICI Foundation), provided a new MRI equipment to Tata Memorial Hospital at Mumbai at a cost of ₹ 50.0 million. The objective was to replace an outdated MRI equipment that was last upgraded in 2007 and help the hospital in improving patient throughput and provide better treatment. The life expectancy of the upgraded equipment was 10 years. Interviews were conducted of doctors, technicians, administrative staff and patients, based on a selected sample.

   Key findings of the assessment were:

   - Doctors and technicians highlighted the necessity for upgrading the outdated MRI equipment, as patient throughput was lower by 35% on average due to the time taken by the older equipment;
   - As the upgrade of the equipment was accompanied with an in-person training session, 100% of doctors and technicians confirmed that they were well-equipped for using the new machine;
   - 100% of the doctors and patients reported overall improvement in the treatment due to better quality of scans;
   - There was a 25% reduction in scan time, increasing the capability of the hospital to take more scans. About 80,000 patients are estimated to benefit from the upgrade during the lifespan of the equipment;
   - An increase in revenue of ₹ 3.5 lakh was reported by the hospital from the use of the upgraded equipment between July 2023 to March 2024, and which was being utilized for providing subsidized treatment to underprivileged patients.

2. **Impact assessment of funds provided to patients for cancer treatment through the Indian Cancer Society**

   ICICI Bank, through its implementing partner, ICICI Foundation, provided financial assistance to the Indian Cancer Society (ICS) to treat underprivileged patients diagnosed with any treatable/early detected cancer. Financial assistance aggregating ₹ 86.3 million was provided to 1,139 patients during fiscal 2023, of which 66% were women. The coverage was across 16 hospitals in 14 states. Key findings from the interviews conducted of patients, doctors and the ICS were:

   - More than 87% of the patients faced financial difficulties and emphasized the importance of financial assistance to help them with affordable treatment;
   - 75% patients reported that they received the funds at the right time to start the treatment;
   - 87% of the patients reported that they were able to complete the treatment from the financial assistance provided;
   - 53% of the patients seeking financial aid from hospitals supported by ICS were funded by ICICI Foundation;
   - Majority of the patients that received funds for cancer treatment were from low-income background, underscoring the relevance of the financial assistance.

3. **Impact assessment of cancer treatment equipment provided to Cachar Cancer Hospital and Research Centre, Silchar, Assam**

   In fiscal 2023, the Bank had provided cancer care equipment - Surgical CO2, comprehensive Endoscopy Station, and Micro Laryngeal Surgery set - to Cachar Cancer Hospital and Research Centre amounting to ₹ 10.1 million. The objective was to enhance the treatment facilities and enable better and accurate diagnosis and enhancing the cancer treatment facilities for patients. Interviews were conducted

of doctors, technicians, administrative staff and patients, based on a selected sample.

Key findings of the study were:

- 100% of the doctors reported that the hospital was facing challenges in diagnosing and treating patients with laryngeal cancers and providing timely interventions for those at risk of aspiration and associated pneumonia with head and neck cancer, before procuring the equipment;
- 80% doctors reported that the cost of treatment had reduced after the procurement of the equipment as it helped in early and better detection and in reducing the requirement for sophisticated treatment;
- Over 275 patients benefited from the equipment between July 2023 and March 2024;
- Doctors and technicians stated that the equipment were in good condition of use and were procured as per National Accreditation Board for Hospitals (NABH) standards;
- Patients receiving cancer treatment over the past few years mentioned that they were satisfied with the overall process, facility and treatment provided by the hospital.

4. Impact assessment of CT scan machine provided to Indo-Tibetan Border Police (ITBP) Force Composite Hospital, Dehradun, Uttarakhand

The ITBP Composite Hospital in Dehradun serves as a crucial medical facility for para military forces, their families, and civilians in border areas. The hospital faced a gap in medical infrastructure, particularly the absence of a CT scan machine. Recognizing this critical need, ICICI Bank, through its implementation agency, ICICI Foundation, provided a state-of-the-art CT scan equipment amounting to ₹ 16.7 million to the hospital in fiscal 2023. The impact assessment utilized a mixed-method approach involving primary and secondary research, including interviews of patients and key hospital staff members.

Key findings of the study were as follows:

- The introduction of the CT scan machine improved healthcare services for both, civilians and armed forces personnel, and led to increase in patient flow and reduction in referrals, resulting in improved diagnostic accuracy and efficiency;
- The CT scan equipment made diagnostic services more accessible to economically disadvantaged individuals;
- The equipment led to significant cost savings for both the hospital and patients. The availability of an in-house CT scan, being more convenient and economical, has alleviated financial burden of patients;
- The Social Return on Investment (SROI) from the support provided by the Bank is significant with every ₹ 1.00 invested contributing to a social return of ₹ 4.00 over a 10-year period.

5. Impact assessment of cancer care equipment provided to Mahamana Pandit Madan Mohan Malviya Cancer Centre (MPMMMCC) Hospital, Varanasi, Uttar Pradesh

MPMMMCC, established under the Tata Memorial Centre, is dedicated to providing comprehensive cancer care services, offering affordable and advanced cancer treatment to the people of Purvanchal and adjoining regions. To strengthen the infrastructure at the hospital, the Bank through its implementation agency, ICICI Foundation, provided cancer care equipment, namely, Radio Frequency Ablation Machine (RITA System), Ultrasound System and Digital Subtraction Angiography (DSA) machine to the hospital at a total cost of ₹ 87.7 million.

Key findings of the study were as follows:

- The implementation of advanced radiology equipment(s) and services has led to enhancement in efficiency and quality within the Radiology Unit of the hospital. Key improvements include the introduction of Percutaneous Transhepatic Biliary Drainage (PTBD) services, addressing a critical gap in palliative care for patients with biliary obstructions;
- The intervention has led to a 25% reduction in patient expenses and equipment operation costs;
- The impact on patient treatment outcomes showed an approximately 80% reduction

BOARD'S REPORT

in waiting and treatment time for those needing DSA systems, 35% reduction for Radio Frequency Ablation machines and 25% reduction for ultrasound systems;

- SROI analysis suggests that an investment of ₹ 1 by ICICI Bank contributes to a social return of ₹ 153 over a 10-year period. The high return reflected the critical nature of the intervention in providing health services in one of the poorest and densely populated regions of the country.

6. Impact assessment of waste collection vehicles provided to Gorakhpur Municipal Corporation, Uttar Pradesh

Under this project, ICICI Foundation provided specialized garbage collection vehicles, at a total cost of ₹ 26.6 million, one each for the 40 wards of Gorakhpur Municipal Corporation. These vehicles were fitted with waste segregation facilities and were provided to enhance the waste management infrastructure and services across the city. ICICI Foundation also participated in awareness programmes and campaigns along with the Gorakhpur Municipal Corporation within these wards.

Some key insights from the project were:

- The project led to extension of waste collection services to previously underserved areas, covering an additional 14,000 households, representing an 8% increase in service reach;
- The introduction of specialized garbage collection vehicles resulted in a marked decline in open littering within their operational areas;
- The project also yielded favourable environmental and health outcomes, with 79% of the residents expressing confidence in its positive impact on cleanliness within their respective wards over the past year;
- The initiative led to improved awareness and adoption of responsible waste management habits at the source. It also led to a significant improvement in community awareness on waste segregation;
- The initiative also resulted in a shift towards improved waste segregation practices at the household level, with the proportion of households engaging in segregation rising from 38% to 67%;
- Some of the garbage collection vehicles experienced occasional breakdowns which added to the maintenance costs for the Municipality.

7. Impact assessment of solar power installation at Dr. Shroff's Charity Eye Hospital, Lakhimpur Kheri, Uttar Pradesh

Dr. Shroff's Charity Eye Hospital (SCEH) has been providing opthalmic care services to the poor free of cost or at subsidized rates. However, in areas like Lakhimpur Kheri, there are also challenges with availability of electricity. With an objective to address this need, ICICI Foundation funded the installation of a 240 KWp solar power unit with 220 KWp on-grid solutions and 20 KWp off-grid solutions amounting to ₹ 15.9 million at SCEH. The unit had an integrated DG power system, an innovation that allowed power back-ups. The project goal was to support the hospital in switching to clean energy and reducing its operational cost, thus providing affordable eye care to the poor and vulnerable segments of the population. The impact assessment focused on understanding the relevance and effectiveness of the intervention.

Key findings of the study were:

- The solar installation led to reduction in electricity expenditure of the hospital by 38.3%, compared to pre-installation period;
- The project also led to a 50.5% reduction in diesel consumption by the hospital from May 2022 to August 2023;
- Due to the decrease in diesel usage, there was a 58.1% reduction in carbon emissions in February 2024 as compared to May 2022, the baseline month;
- There was a significant improvement in service delivery, staffing, and hospital infrastructure as a result of the reduction in energy expenditure;
- The project also led to a reduction in per-patient energy cost from ₹ 133 before the solar installation to ₹ 72 in February 2024.

8. **Impact assessment of education grants provided to children of ex-servicemen and war widows through the Kendriya Sainik Board**

Under this project, ICICI Foundation donated ₹ 20.0 million to the Armed Forces Flag Day Fund (AFFDF) that was established for the welfare of veterans, martyrs, and their dependents. This contribution was specifically allocated as an education support for the wards of veterans and army widows from the non-commissioned officer's category. A monthly support of ₹ 1,000 per child for a maximum of two children was provided to 1,668 families.

The key findings were:

- The project had a positive impact on assisting Ex-Servicemen (ESM) and army widows in overcoming financial obstacles related to their children's education;
- 45.7% of the respondents earned less than ₹ 3 lakh annually, while 47.8% earned between ₹ 3 lakh and ₹ 6 lakh;
- Half of the beneficiaries support one or more elderly dependents; 23.9% support one elderly person, and 26.1% support two elderly people;
- For 19.6% of the beneficiaries, the education grant covered 75% to 100% of annual education expenses, including tuition fees, uniforms, study materials, transport, and other costs. It fully covered expenses for 8.7% of the recipients;
- A large proportion, 91.3% of beneficiaries, used the education support to pay for tuition fees. 67.4% could purchase study material with the support, and 15.2% utilized it for transportation expenses.

9. **Impact assessment of training infrastructure for enabling piped water supply to homes in Bihar**

The Bank, through its implementation partner, ICICI Foundation, has provided infrastructure support in the form of a training centre including digital training resources and mobile training vans equipped with essential plumbing tools and water testing kits costing ₹ 11.8 million. This was provided to the Public Health Engineering Department (PHED) in Bihar. The objective was to enhance the reach of the government's 'Har Ghar Nal Ka Jal' Scheme that aims to provide universal access to safe drinking water to every household in the state, particularly focusing on marginalised communities.

Key findings of the study were:

- Around 175 people were trained between April-December 2023 at the training centre through various capacity-building workshops and seminars, which included employees of PHED like the Chief Engineer, engineers & supervisors and trainers;
- The mobile training vans benefitted close to 18,000 individuals across nine districts, by receiving training in their local area;
- Practical sessions conducted directly in the field enabled the participants to apply their training immediately to address local water management and plumbing issues;
- Respondents expressed that the toolkits provided in the mobile training units were thoughtfully assembled to meet the specific needs of mobile training;
- Respondents appreciated the state-of-the-art classroom setup and the inclusion of essential tools for hands-on learning. The availability of a mini water testing lab and sustainable energy solutions, like the 6KW solar panel, were also noted as significant enhancements that contributed to a better learning environment;
- The project extended the reach of training to remote and underserved communities especially the marginalized communities.

10. **Impact assessment of ICICI Bank's financial inclusion programme**

The financial inclusion programme of the Bank focusses on improving digital access to banking services for the rural people. The programme, implemented through business correspondents, (BCs) has enabled rural families to save money and access government services, while bringing a positive change in terms of savings. The total investment by ICICI Bank for this initiative amounted to ₹ 55.1 million. The agency adopted a two-pronged approach which included a review of secondary data

sources and literature and primary data obtained from quantitative and qualitative methods of data collection.

The key findings of the study were:

- 77% beneficiaries agreed on increased awareness of financial services through the programme;
- 90% beneficiaries confirmed a reduction in travel distance to access financial services;
- 72% beneficiaries started saving every three months, while 72% had insurance coverage;
- 84% of the surveyed beneficiaries acknowledged the importance of financial inclusion, suggesting a recognition of its role in economic stability and individual empowerment.

11. Impact assessment of ICICI Bank's social awareness programme

The social awareness programme of the Bank aims at fostering knowledge and encouraging positive behavioural shifts among people. In fiscal 2023, strategic placement of digital signages amounting to ₹ 349.8 million were undertaken to display relevant social messages. The project spanned 25 locations across Ahmedabad, Delhi, and Mumbai. The digital screens display diverse messages on social awareness topics such as road safety, health, sanitation, and environmental conservation practices. Some key insights of the assessment were:

- 68% of respondents rated the messages displayed on LED screens as either "moderately effective" or "very effective" in promoting behaviours conducive to sustainability;
- 85% of respondents expressed a high probability of sharing the messages displayed on the LED boards with peers;
- The daily effective circulation (DEC), which is the average number of people passing by, was observed to be more than 5 million. This implied an annual visibility impression of 600 million;
- The messages promoted seven UN Sustainable Development Goals (SDGs) of good health and well-being, quality education, clean water and sanitation, sustainable cities and communities, responsible consumption and production, life below water and life on land. 68% of respondents rated the performance of the digital screens as either "Excellent" or "Good";
- A recommendation by the agency was to install bigger or different size boards in heavy traffic areas to improve visibility and effectiveness of the social message.

12. Impact assessment of ICICI Bank's fraud awareness campaign undertaken in fiscal 2022

As part of an initiative to promote safe banking practices, ICICI Bank launched a campaign to create public awareness about three prevalent cyber frauds, namely UPI Pin Fraud, QR Code Fraud and Lottery Fraud. The campaign was launched in multiple languages through various mediums such as social media, website, mass media (TV advertisements) and through direct email communication. The total investment by ICICI Bank for this initiative amounted to ₹ 86.0 million. To understand the impact of the campaign, a study was undertaken through a survey of 900 individuals.

Key findings of the survey were:

- More than 80% of the respondents were able to recall the campaign displaying a strong recall value of the public awareness advertisements;
- A significant majority of respondents became alert to fraudulent activities after watching the campaign. Notably, 70% of respondents shared information about these frauds within their social circles, while 61% actively engaged by sharing it on social media platforms, indicating the campaign's ability to spur proactive awareness and action;
- The Fraud awareness campaign has also been effective in raising awareness of key safe banking practices. All the four safe banking practices highlighted in the campaign, namely, not sharing sensitive information, not clicking on suspicious links/downloading attachments, never responding to unknown lottery messages and never entering UPI PIN to receive money, appeared among the top five most known safe banking practices among those exposed to the campaign.

CERTIFICATE ON CORPORATE GOVERNANCE

CERTIFICATE ON COMPLIANCE OF CONDITIONS OF CORPORATE GOVERNANCE

To

The Members of

ICICI Bank Limited

We have examined the compliance of conditions of Corporate Governance by **ICICI Bank Limited** (“**the Bank**”) for the financial year ended **March 31, 2024**, as prescribed in Regulations 17 to 27, clauses (b) to (i) and (t) of sub-regulation (2) of Regulation 46 of Chapter IV and Paras C, D and E of Schedule V of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended from time to time. (**“SEBI Listing Regulations”**).

We state that the compliance of conditions of Corporate Governance is the responsibility of the management and our examination was limited to procedures and implementation process thereof adopted by the Bank for ensuring the compliance of the conditions of the Corporate Governance. It is neither an audit nor an expression of opinion on the Financial Statements of the Bank.

We have examined the relevant records and documents maintained by the Bank for the purpose of providing reasonable assurance and certifying on the compliance with Corporate Governance requirements by the Bank.

In our opinion and to the best of our information and according to the explanations and information furnished to us we certify that the Bank has complied with the conditions of Corporate Governance as stipulated in the aforesaid provisions of the **SEBI Listing Regulations**.

We further state that such compliance is neither an assurance as to the future viability of the Bank nor the efficiency or effectiveness with which the management has conducted the affairs of the Bank.

Place : Mumbai

Date : June 28, 2024

ALWYN JAY & Co.

Company Secretaries

Office Address :

Annex-103, Dimple Arcade,

Asha Nagar, Kandivali (East),

Mumbai 400101.

[Alwyn D’Souza, FCS.5559]

[Partner]

[Certificate of Practice No.5137]

[UDIN : F005559F000633714]

MANAGEMENT DISCUSSION & ANALYSIS

OPERATING ENVIRONMENT

Global growth momentum is expected to slow from 3.2% year-on-year in calendar year 2023 to 3.0% in calendar year 2024 led primarily by softer growth prospects in Europe and China. The US economy is showing continued resilience and is expected to grow above its trend pace. The moderate softening in global growth reflects the ongoing lagged effect of restrictive monetary policy weighing on demand, however a recession is unlikely. At the same time, headline inflation could continue to moderate. The persistence of services inflation could limit the scale of disinflation over fiscal 2024 as compared to that witnessed over H2-2023. Developed Market (DM) central banks are poised to ease policy with the European Central Bank (ECB) and Bank of England (BoE) expected to lead Federal Reserve Open Market Committee (FOMC) in commencing easing policy. Risks to the global growth outlook are to the downside, including a further escalation in geo-political tensions that pushes global energy prices sharply higher and monetary policy working to reduce inflation and compress growth much more than assumed.

Growth

In Q4-2024, India's real Gross Value Added (GVA) grew 6.5% year-on-year, while Gross Domestic Product (GDP) grew by 7.8% year-on-year led by lower subsidy payout. Given government infra spending, corporate capex cycle and real estate investment by households, we should see investment to remain the key driver of India's growth in coming years. Services demand is buoyant on the back of travel, real estate and financial services. Growth for fiscal 2024 has been revised higher at 8.2% year-on-year from 7.6% earlier. The upward revision is led by Q4-2024 GDP growth coming in far stronger than earlier estimated (lower subsidy payout).

Inflation

Inflation, as measured by the Consumer Price Index (CPI), softened from 5.7% year-on-year in March 2023 to 4.9% year-on-year in March 2024, compared to an average inflation of 5.4% year-on-year in fiscal 2024. Food inflation on the other hand rose to 7.7% year-on-year, while core inflation was lower at 3.2% year-on-year. The most important factor working in favour of inflation is the easing core inflation. Given the above backdrop CPI inflation is expected to average 4.5% for the year.

Interest rates

In May 2022, the Monetary Policy Committee (MPC) delivered its first post-pandemic hike of 40 basis points, taking the repo rate to 4.4%. More rate hikes followed: 50 basis points in June 2022, 50 basis points in August 2022, 50 basis points in September 2022, 35 basis points in December 2022 and 25 basis points in February 2023, taking the cumulative rate hikes to 250 basis points during fiscal 2023. However, the MPC surprised markets by keeping the policy rate unchanged at 6.5% in the meeting held in April 2023, since then till the last MPC held in April 2024, the policy rate and the policy stance has been kept unchanged. The Reserve Bank of India (RBI) announced various measures to manage the liquidity conditions. For example, the RBI had announced a temporary incremental Cash Reserve Ratio (CRR) rate of 10.0% on the incremental deposits between May 19, 2023 and July 28, 2023. The same was reversed by October 7, 2023. Further, the RBI also announced that it would conduct Open Market Operation (OMO) sales to manage liquidity conditions. System liquidity reduced from an average of ₹ 25.0 billion in the month of March 2023 to ₹ -434.0 billion in March 2024. The transmission of monetary policy resulted in an increase in interest rates in the banking system. Between April 2023 and February 2024, the Weighted Average Lending Rate (WALR) of commercial banks on fresh rupee loans increased by 28 basis points. Since April 2022, the same has increased by 185 basis points.

Financial markets

During fiscal 2024, the Rupee depreciated by 1.4% from ₹ 82.18 per USD at March 31, 2023 to ₹ 83.35 per USD at March 29, 2024. With the geopolitical tensions in West Asia, the Rupee touched ₹ 83.75 per USD at April 17, 2024. The benchmark S&P BSE Sensex increased by 24.85% during fiscal 2024 compared to 0.7% in fiscal 2023. The yields on the benchmark 10-year government securities was range bound, moving from 7.31% at March 31, 2023 to 7.06% at March 29, 2024, with a highest of 7.38% on October 9, 2023.

Banking sector trends

Non-food credit of the banking system displayed robust growth, with growth of 20.2% year-on-year in March 2024 (16.3% year-on-year ex merger) compared to 15.4% year-on-year in March 2023, with incremental credit growth of ₹ 22.2 trillion in the period April 2023 to March 2024. The fortnightly credit outstanding on 5th April showed 19.9% year-on-year growth (16.1% year-on-year ex merger). Sectoral break-up of credit data available till March 2024, credit growth was led by services at 22.9% year-on-year (20.2% year-on-year ex merger) and personal credit at 27.6% year-on-year (17.7% year-on-year ex merger). In addition, industry credit also showed an uptick in growth at 9.0% year-on-year (8.5% year-on-year ex merger).

MANAGEMENT DISCUSSION & ANALYSIS

According to RBI's Financial Stability Report of June 2024, non-performing assets (NPAs) of scheduled commercial banks continued to decline in fiscal 2024, with gross NPA ratio at 2.8% and net NPA ratio at 0.6% at March 31, 2024 compared to a gross NPA ratio of 3.9% and net NPA ratio of 1.0% at March 31, 2023.

Outlook

The MPC expectedly kept the repo rate unchanged at the April 2024 review, now for 7th time in a row. The stance also remained unchanged as 'withdrawal of accommodation'. The US Fed is expected to delay its rate cut cycle, while uncertain geo-political environment poses an inflationary risk. As a result, RBI's rate cut cycle is likely to be delayed from our earlier expectation of October. The timing of change in stance and policy cut in India remains contingent upon commodity prices and global monetary easing cycle.

STRATEGY

In fiscal 2024, the Bank maintained its strategic focus on profitable growth in business within the guardrails of risk and compliance. The Bank grew its credit portfolio with a focus on granularity and saw healthy growth across segments. The Bank continued to focus on customer 360-degree approach and holistically serving across ecosystems and micromarkets. The Bank sought to maintain and enhance its liability franchise. The Bank focused on maintaining a strong balance sheet, with adequate liquidity, prudent provisioning and healthy capital adequacy. The Bank's capital adequacy ratios were well above regulatory requirements as of March 31, 2024.

Going forward, the Bank would focus on maximizing the profit before tax excluding treasury within the guardrails of compliance and risk management. The Bank believes there are significant opportunities for profitable growth across various sectors of the Indian economy. The Risk Appetite and Enterprise Risk Management framework articulates the Bank's risk appetite and drills it down into a limit framework for various risk categories. The Bank is fostering a strong risk and compliance culture that underpins our dealing with customers. The Bank has laid strong emphasis on continuous strengthening of operational resilience for seamless delivery of services to customers. A strong focus was also laid on deepening coverage and enhancing delivery capabilities while continuing the focus on risk calibrated profitable growth. We continue to focus on simplifying banking for improved customer experiences and enhance customer engagement. The Bank will focus on growing its loan portfolio in a granular manner with a focus on risk and reward, with return of capital and containment of provisions within targeted levels being a key imperative. There are no specific targets for loan mix or segment-wise loan growth. The Bank would aim to continue to grow its deposit franchise, maintain a stable and healthy funding profile and competitive advantage in cost of funds.

See also "Integrated Report – Our Business Strategy".

STANDALONE FINANCIALS AS PER INDIAN GAAP

Summary

Profit before tax (excluding treasury gains) increased by 28.3% from ₹ 424.73 billion in fiscal 2023 to ₹ 544.79 billion in fiscal 2024. Core operating profit (i.e. profit before provisions and tax, excluding treasury gains) increased by 18.3% from ₹ 491.39 billion in fiscal 2023 to ₹ 581.22 billion in fiscal 2024 primarily due to an increase in net interest income by ₹ 121.77 billion and fee income by ₹ 27.95 billion, offset, in part, by an increase in operating expenses by ₹ 62.60 billion. Gain from treasury-related activities was ₹ 0.09 billion in fiscal 2024 as compared to a loss of ₹ 0.52 billion in fiscal 2023. Provisions and contingencies (excluding provision for tax) decreased by 45.3% from ₹ 66.66 billion in fiscal 2023 to ₹ 36.43 billion in fiscal 2024. Profit after tax increased from ₹ 318.96 billion in fiscal 2023 to ₹ 408.88 billion in fiscal 2024.

Net interest income increased by 19.6% from ₹ 621.29 billion in fiscal 2023 to ₹ 743.06 billion in fiscal 2024 due to an increase in the net interest margin (NIM) and an increase in the average interest-earning assets.

Fee income increased by 15.5% from ₹ 180.01 billion in fiscal 2023 to ₹ 207.96 billion in fiscal 2024. Dividend from subsidiaries/joint ventures/associates increased by 16.2% from ₹ 17.84 billion in fiscal 2023 to ₹ 20.73 billion in fiscal 2024. Operating expenses increased by 19.0% from ₹ 328.73 billion in fiscal 2023 to ₹ 391.33 billion in fiscal 2024.

Provisions and contingencies (excluding provision for tax) decreased by 45.3% from ₹ 66.66 billion in fiscal 2023 to ₹ 36.43 billion in fiscal 2024 primarily due to a decrease in contingency provision made on a prudent basis and provision for investments, offset, in part, by an increase in provisions for non-performing and other assets and provision for standard assets. Provision for non-performing and other assets was ₹ 9.45 billion in fiscal 2024 as compared to a write-back of ₹ 6.23 billion in fiscal 2023. During fiscal 2024, there were higher net additions to non-performing loans primarily in retail and rural loans, offset, in part, by recoveries and upgrades in non-retail loans.

The provision coverage ratio on NPAs decreased from 82.8% at March 31, 2023 to 80.3% at March 31, 2024.

MANAGEMENT DISCUSSION & ANALYSIS

During fiscal 2023, the Bank had made an additional contingency provision ₹ 56.50 billion on a prudent basis. The Bank held contingency provision of ₹ 131.00 billion at March 31, 2024.

The income tax expense increased from ₹ 105.25 billion in fiscal 2023 to ₹ 136.00 billion in fiscal 2024. The effective tax rate increased from 24.8% in fiscal 2023 to 25.0% in fiscal 2024 primarily due to change in composition of income.

Net worth increased by 18.8% from ₹ 2,007.16 billion at March 31, 2023 to ₹ 2,383.99 billion at March 31, 2024 primarily due to accretion to reserves out of retained profit, offset, in part, by payment of dividend for fiscal 2023.

Total assets increased by 18.1% from ₹ 15,842.07 billion at March 31, 2023 to ₹ 18,715.15 billion at March 31, 2024. Total advances increased by 16.2% from ₹ 10,196.38 billion at March 31, 2023 to ₹ 11,844.06 billion at March 31, 2024 primarily due to an increase in domestic advances by 16.8%. Total investments increased by 27.5% from ₹ 3,623.30 billion at March 31, 2023 to ₹ 4,619.42 billion at March 31, 2024. Cash and cash equivalents increased by 17.2% from ₹ 1,194.38 billion at March 31, 2023 to ₹ 1,399.26 billion at March 31, 2024.

The weighted average high-quality liquid assets maintained during the three months ended March 31, 2024 were ₹ 3,940.11 billion (three months ended March 31, 2023: ₹ 3,234.60 billion). The average liquidity coverage ratio was 122.84% for the three months ended March 31, 2024 as against the requirement of 100.00%.

Total deposits increased by 19.6% from ₹ 11,808.41 billion at March 31, 2023 to ₹ 14,128.25 billion at March 31, 2024. Term deposits increased by 27.7% from ₹ 6,395.79 billion at March 31, 2023 to ₹ 8,169.53 billion at March 31, 2024. Current and savings account (CASA) deposits increased by 10.1% from ₹ 5,412.62 billion at March 31, 2023 to ₹ 5,958.72 billion at March 31, 2024. Average CASA deposits increased by 6.5% from ₹ 4,758.90 billion in fiscal 2023 to ₹ 5,067.47 billion in fiscal 2024. Borrowings increased by 4.7% from ₹ 1,193.25 billion at March 31, 2023 to ₹ 1,249.68 billion at March 31, 2024.

The Bank had a business center (branch) network of 6,523 branches, and network of 17,190 ATMs/CRMs at March 31, 2024.

The Bank is subject to Basel III capital adequacy guidelines stipulated by RBI. The total capital adequacy ratio of the Bank at March 31, 2024 (after deducting proposed dividend for fiscal 2024 from capital funds) in accordance with RBI guidelines on Basel III was 16.33% as compared to 18.34% at March 31, 2023. The Tier-1 capital adequacy ratio was 15.60% at March 31, 2024 as compared to 17.60% at March 31, 2023. The Common Equity Tier 1 (CET-1) ratio was 15.60% at March 31, 2024 as compared to 17.12% at March 31, 2023.

OPERATING RESULTS DATA

The following table sets forth, for the periods indicated, the operating results data.

₹ in billion, except percentages

Particulars	Fiscal 2023	Fiscal 2024	% change
Interest income	1,092.31	**1,428.91**	30.8
Interest expense	471.02	**685.85**	45.6
Net interest income	**621.29**	**743.06**	**19.6**
Fee income[1]	180.01	**207.96**	15.5
Dividend from subsidiaries/joint ventures/associates	17.84	**20.73**	16.2
Other income	0.98	**0.80**	(18.4)
Core operating income	**820.12**	**972.55**	**18.6**
Operating expenses	328.73	**391.33**	19.0
Core operating profit	**491.39**	**581.22**	**18.3**
Treasury gains	(0.52)	**0.09**	-
Operating profit	**490.87**	**581.31**	**18.4**
Provisions, net of write-backs	66.66	**36.43**	(45.3)
Profit before tax	**424.21**	**544.88**	**28.4**
Tax, including deferred tax	105.25	**136.00**	29.2
Profit after tax	**318.96**	**408.88**	**28.2**

1 *Includes merchant foreign exchange income, income on customer derivative transactions and income on sale of priority sector lending certificates (PSLCs).*

2 *All amounts have been rounded off to the nearest ₹ 10.0 million.*

3 *Prior period figures have been re-grouped/re-arranged, where necessary.*

MANAGEMENT DISCUSSION & ANALYSIS

Key ratios

The following table sets forth, for the periods indicated, the key financial ratios.

Particulars	Fiscal 2023	Fiscal 2024
Return on average equity (%)[1]	17.28	**18.71**
Return on average assets (%)[2]	2.16	**2.37**
Net interest margin (%)	4.48	**4.53**
Cost to income (%)[3]	40.11	**40.23**
Provisions to core operating profit (%)	13.57	**6.27**
Earnings per share (₹)	45.79	**58.38**
Book value per share (₹)	287.44	**339.49**

1 *Return on average equity is the ratio of the net profit after tax to the quarterly average equity share capital and reserves.*

2 *Return on average assets is the ratio of net profit after tax to average assets.*

3 *Cost represents operating expense. Income represents net interest income and non-interest income.*

The return on average equity, return on average assets and earnings per share increased primarily due to an increase in profit after tax.

Net interest income and spread analysis

The following table sets forth, for the periods indicated, the net interest income and spread analysis.

₹ in billion, except percentages

Particulars	Fiscal 2023	Fiscal 2024	% change
Interest income	1,092.31	**1,428.91**	30.8
Interest expense	471.02	**685.85**	45.6
Net interest income	**621.29**	**743.06**	**19.6**
Average interest-earning assets	13,872.53	**16,412.08**	18.3
Average interest-bearing liabilities	11,998.16	**14,121.39**	17.7
Net interest margin	**4.48%**	**4.53%**	**-**
Average yield	7.87%	**8.71%**	-
Average cost of funds	3.93%	**4.86%**	-
Interest spread	3.94%	**3.85%**	-

1 *All amounts have been rounded off to the nearest ₹ 10.0 million.*

Net interest income increased by 19.6% from ₹ 621.29 billion in fiscal 2023 to ₹ 743.06 billion in fiscal 2024 primarily due to an increase in the net interest margin by 5 basis points and an increase of 18.3% in the average interest-earning assets.

Net interest margin increased by 5 basis points from 4.48% in fiscal 2023 to 4.53% in fiscal 2024. The loan book of the Bank got repriced faster because of higher proportion of repo and other floating rate linked book, while the cost of deposits increased with a lag given the fixed rate nature of the term deposit book. As a result, the net interest margin increased from 3.96% in fiscal 2022 to 4.48% in fiscal 2023 and to 4.53% in fiscal 2024. Net interest margin was 4.01% in Q1-2023 and started increasing from Q2-2023, peaking at 4.90% in Q4-2023. The net interest margin thereafter starting declining, reflecting the peaking of asset yields and rise in deposit cost to 4.40% in Q4-2024.

The yield on average interest-earning assets increased by 84 basis points from 7.87% in fiscal 2023 to 8.71% in fiscal 2024 primarily due to an increase in yield on average advances and investments and an increase in proportion of average advances. The cost of funds increased by 93 basis points from 3.93% in fiscal 2023 to 4.86% in fiscal 2024 primarily due to an increase in cost of term deposits. The interest spread decreased by 9 basis points from 3.94% in fiscal 2023 to 3.85% in fiscal 2024.

The following table sets forth, for the periods indicated, the trend in yield, cost, spread and margin.

Particulars	Fiscal 2023	Fiscal 2024
Yield on interest-earning assets	**7.87%**	**8.71%**
- On advances	8.94	**9.83**
- On investments	6.57	**7.18**
- On SLR investments	6.62	**7.16**
- On other investments	6.16	**7.34**
- On other interest-earning assets	3.38	**2.90**
Cost of interest-bearing liabilities	3.93	**4.86**
- Cost of deposits	3.66	**4.61**
- Current and savings account (CASA) deposits	2.28	**2.24**
- Term deposits	4.78	**6.21**
- Cost of borrowings	5.97	**6.86**
Interest spread	**3.94**	**3.85**
Net interest margin	**4.48%**	**4.53%**

The yield on average interest-earning assets increased by 84 basis points from 7.87% in fiscal 2023 to 8.71% in fiscal 2024 primarily due to the following factors:

- The yield on domestic advances increased by 77 basis points from 9.16% in fiscal 2023 to 9.93% in fiscal 2024. The yield on advances increased primarily due to full impact of re-pricing of existing floating rate loans linked to the repo rate and the Bank's Marginal Cost of funds based Lending Rate (MCLR) to a higher rate and new lending at higher rates. At March 31, 2023, of the total domestic loan book 49% had interest rate linked to repo rate, 32% had fixed interest rates, 17% had interest rate linked to MCLR and other older benchmarks and 2% had interest rate linked to other external benchmarks.

  The Bank's 1-year MCLR increased by 150 basis points in phases during FY2023 and by 35 basis points in phases during FY2024 from 8.75% in March 2023 to 9.10% in January 2024. RBI increased the repo rate by 250 basis points from 4.00% in May 2022 to 6.50% in February 2023. The impact of increase in repo rates from May 2022 started reflecting in overall yield through repricing of the repo and T-bill linked portfolio from Q2-2023 and onwards. For MCLR linked loans, the effect on the yields is based on respective reset dates of underlying loans. Further, the future movement in the yield on advances will depend on the increase/decrease in the repo rate and the systemic interest rates.

  The yield on overseas advances increased by 285 basis points from 3.90% in fiscal 2023 to 6.75% in fiscal 2024 primarily due to repricing of floating rate advances and new lending at higher rates on account of the rate hike by the US Federal Reserve. The yield on overseas advances was also positively impacted due to higher interest collection on NPAs during the fiscal 2024.

The overall yield on average advances increased by 89 basis points from 8.94% in fiscal 2023 to 9.83% in fiscal 2024.

- The yield on average interest-earning investments increased by 61 basis points from 6.57% in fiscal 2023 to 7.18% in fiscal 2024. The yield on Indian government investments increased by 54 basis points from 6.62% in fiscal 2023 to 7.16% in fiscal 2024. This was primarily due to reset of yields on floating rate bonds linked to treasury bills (T-bills) at higher rates pursuant to a significant increase in treasury bill yields, and new investment in government securities at higher market yields (both to replace maturing securities and as fresh purchases).

  The yield on non-SLR investments increased by 118 basis points from 6.16% in fiscal 2023 to 7.34% in fiscal 2024 primarily due to an increase in yield on pass through certificates, commercial paper, foreign government securities and an increase in proportion of average pass through certificates.

- The yield on other interest-earning assets decreased by 48 basis points from 3.38% in fiscal 2023 to 2.90% in fiscal 2024. The decrease was primarily due to a decrease in income on funding swaps, a decrease in average interest earning LAF (Liquidity Adjustment Facility) lending to RBI and an increase in average balance with RBI, which does not earn any interest. The decrease in yield on other interest-earning assets was offset, in part, by an increase in yield on call and term money lent and an increase in yield on balance with other banks.

  Interest on income tax refund increased from ₹ 1.14 billion in fiscal 2023 to ₹ 2.65 billion in fiscal 2024. The receipt, amount and timing of such income depends on the nature and timing of determinations by tax authorities and are hence neither consistent nor predictable.

  The cost of funds increased by 93 basis points from 3.93% in fiscal 2023 to 4.86% in fiscal 2024 primarily due to the following factors:

- The cost of average deposits increased from 3.66% in fiscal 2023 to 4.61% in fiscal 2024 primarily due to an increase in cost of domestic term deposits. The cost of domestic term deposits increased by 142 basis points from 4.80% in fiscal 2023 to 6.22% in fiscal 2024 primarily due to repricing of deposits at higher rates, offset, in part, by benefit of pre-mature withdrawals of existing deposits which were re-invested by customers at the new higher rates. The peak rate for retail term deposits increased significantly in phases from 5.75% in May 2022 to 7.10% in February 2023 on account of significant increase in repo rate.

  The cost of savings account deposits increased marginally from 3.16% in fiscal 2023 to 3.17% in fiscal 2024. The average CASA deposits decreased from 44.7% of total average deposits in fiscal 2023 to 40.4% of total average deposits in fiscal 2024. Average CASA deposits were 35.9% of the total funding (i.e., deposits and borrowings) for fiscal 2024 as compared to 39.7% for fiscal 2023.

- The cost of borrowings increased by 89 basis points from 5.97% in fiscal 2023 to 6.86% in fiscal 2024. The cost of domestic borrowings increased by 28 basis points from 6.66% in fiscal 2023 to 6.94% in fiscal 2024 primarily due to an increase in cost of refinance borrowings, call money borrowings and inter-bank participatory certificates, offset, in part, by a decrease in proportion of average bond borrowings. The cost of overseas borrowings increased by 287 basis points from 3.29% in fiscal 2023 to 6.16% in fiscal 2024 primarily due to an increase in cost of term borrowings, bond borrowings and an increase in cost of margin deposit received for treasury products.

The Bank’s interest income, yield on advances, net interest income and net interest margin are impacted by systemic liquidity, the competitive environment, level of additions to non-performing loans, regulatory developments, monetary policy and economic and geopolitical factors. Interest rates on about 51% of Bank’s domestic loans are linked to external market benchmarks. The differential movements in the external benchmark rates compared to cost of funds of the Bank impact the Bank’s net interest income and net interest margin.

MANAGEMENT DISCUSSION & ANALYSIS

The following table sets forth, for the period indicated, the trend in average interest-earning assets and average interest-bearing liabilities:

₹ in billion, except percentages

Particulars	Fiscal 2023	Fiscal 2024	% change
Advances[1]	9,390.62	**11,283.57**	20.2
Interest-earning investments[2]	3,180.93	**3,987.01**	25.3
Other interest-earning assets	1,300.98	**1,141.50**	(12.3)
Total interest-earning assets	**13,872.53**	**16,412.08**	**18.3**
Deposits	10,634.91	**12,557.61**	18.1
Borrowings[1,2]	1,363.25	**1,563.78**	14.7
Total interest-bearing liabilities	**11,998.16**	**14,121.39**	**17.7**

[1] *Average borrowing and average advances have been grossed up for average participation certificate and average bills rediscounting.*

[2] *Average investments and average borrowings include average short-term repurchase transactions.*

[3] *All amounts have been rounded off to the nearest ₹ 10.0 million.*

The average interest-earning assets increased by 18.3% from ₹ 13,872.53 billion in fiscal 2023 to ₹ 16,412.08 billion in fiscal 2024 due to an increase in average advances by ₹ 1,892.95 billion and average investments by ₹ 806.08 billion, offset, in part, by a decrease in average other interest-earning assets by ₹ 159.48 billion.

Average advances increased by 20.2% from ₹ 9,390.62 billion in fiscal 2023 to ₹ 11,283.57 billion in fiscal 2024 due to an increase of 21.5% in average domestic advances, offset, in part, by a decrease of 10.5% in average overseas advances.

Average interest-earning investments increased by 25.3% from ₹ 3,180.93 billion in fiscal 2023 to ₹ 3,987.01 billion in fiscal 2024 Average interest-earning investments in Indian government securities increased by 23.1% from ₹ 2,809.55 billion in fiscal 2023 to ₹ 3,459.66 billion in fiscal 2024. Average interest-earning non-SLR investments increased from ₹ 371.38 billion in fiscal 2023 to ₹ 527.35 billion in fiscal 2024.

Average other interest-earning assets decreased by 12.3% from ₹ 1,300.98 billion in fiscal 2023 to ₹ 1,141.50 billion in fiscal 2024 primarily due to a decrease in call and term money lent and Rural infrastructure development fund (RIDF) and related deposits, offset, in part, by an increase in balance with RBI.

Average interest-bearing liabilities increased by 17.7% from ₹ 11,998.16 billion in fiscal 2023 to ₹ 14,121.39 billion in fiscal 2024 primarily due to an increase in average deposits by ₹ 1,922.70 billion and an increase in average borrowings by ₹ 200.53 billion.

Average deposits increased by 18.1% from ₹ 10,634.91 billion in fiscal 2023 to ₹ 12,557.61 billion in fiscal 2024 due to an increase in average term deposits and average CASA deposits.

Average borrowings increased by 14.7% from ₹ 1,363.25 billion in fiscal 2023 to ₹ 1,563.78 billion in fiscal 2024 primarily due to an increase in refinance borrowings and inter-bank participatory certificates, offset, in part, by a decrease in subordinated bonds.

FEE INCOME

Fee income primarily includes fees from retail customers such as loan processing fees, fees from cards business, account servicing charge, income from foreign exchange transactions and third party referral fees and commercial banking fees such as loan processing fees and transaction banking fees, income from foreign exchange transactions and margin on derivative transactions.

Fee income increased by 15.5% from ₹ 180.01 billion in fiscal 2023 to ₹ 207.96 billion in fiscal 2024 primarily due to an increase in payment and cards fees, income from forex and derivatives products, lending linked fees and commercial banking fees.

DIVIDEND FROM SUBSIDIARIES/JOINT VENTURES/ASSOCIATES

Dividend from subsidiaries/joint ventures/associates increased by 16.2% from ₹ 17.84 billion in fiscal 2023 to ₹ 20.73 billion in fiscal 2024.

The following table sets forth, for the periods indicated, the details of dividend received from subsidiaries/joint ventures/associates:

₹ in billion

Name of the entity	Fiscal 2023	Fiscal 2024
ICICI Bank Canada	1.06	**2.14**
ICICI Bank UK PLC	0.80	**0.83**
ICICI Prudential Life Insurance Company Limited	0.40	**0.44**
ICICI Lombard General Insurance Company Limited	2.24	**2.48**
ICICI Prudential Asset Management company Limited	6.22	**7.53**
ICICI Securities Limited	5.44	**5.14**
ICICI Securities Primary Dealership Limited	1.36	**1.66**
ICICI Home Finance Company Limited	0.16	**0.30**
ICICI Venture Funds Management Company Limited	0.05	**0.10**
India Infradebt Limited	0.11	**0.11**
ICICI Prudential Trust Limited[1]	0.00	**0.00**
Total	**17.84**	**20.73**

1 *0.00 represents insignificant amount.*

2 *All amounts have been rounded off to the nearest ₹ 10.0 million.*

Other income

Other income decreased from ₹ 0.98 billion in fiscal 2023 to ₹ 0.80 billion in fiscal 2024.

Operating expenses

The following table sets forth, for the periods indicated, the principal components of operating expenses.

₹ in billion, except percentages

Particulars	Fiscal 2023	Fiscal 2024	% change
Payments to and provisions for employees	120.60	**151.42**	25.6
Other administrative expenses	208.13	**239.91**	15.3
Total operating expenses	**328.73**	**391.33**	**19.0**

1 *All amounts have been rounded off to the nearest ₹ 10.0 million.*

Operating expenses primarily include employee expenses, depreciation on assets and other administrative expenses. Operating expenses increased by 19.0% from ₹ 328.73 billion in fiscal 2023 to ₹ 391.33 billion in fiscal 2024.

Payments to and provisions for employees

Employee expenses increased by 25.6% from ₹ 120.60 billion in fiscal 2023 to ₹ 151.42 billion in fiscal 2024 primarily due to an increase in salary cost, provision for performance bonus and performance-linked retention pay, offset, in part, by a decrease in provision requirement for retirement benefit obligations. Salary cost increased primarily due to annual increments and promotions and an increase in average staff strength (number of employees at March 31, 2023: 129,020 and at March 31, 2024: 141,009).

The employee base includes sales executives, employees on fixed term contracts and interns.

Other administrative expenses

Other administrative expenses primarily include rent, taxes and lighting, advertisements, sales promotion, repairs and maintenance, direct marketing expenses, depreciation, premium paid towards priority sector lending certificates and other expenditure. Other administrative expenses increased by 15.3% from ₹ 208.13 billion in fiscal 2023 to ₹ 239.91 billion in fiscal 2024 primarily due to an increase in technology related expenses, reward point expenses,

MANAGEMENT DISCUSSION & ANALYSIS

direct marketing agency expenses and advertisement and sales promotion expenses.

PROFIT/(LOSS) ON TREASURY-RELATED ACTIVITIES (NET)

Gains from treasury-related activities include gains on sale of investments and unrealised profit/(loss) on account of revaluation of investments in the fixed income portfolio, equity and preference share portfolio, units of venture funds and security receipts issued by asset reconstruction companies.

Gain from treasury-related activities was ₹ 0.09 billion in fiscal 2024 as compared to a loss of ₹ 0.52 billion in fiscal 2023. Treasury income in FY2024 includes transfer of accumulated translation loss of ₹ 3.40 billion related to closure of Bank's Offshore Banking Unit, SEEPZ Mumbai, to profit and loss account.

PROVISIONS AND CONTINGENCIES (EXCLUDING PROVISIONS FOR TAX)

The following tables set forth, for the periods indicated, the components of provisions and contingencies.

₹ in billion, except percentages

Particulars	Fiscal 2023	Fiscal 2024	% change
Provision for non-performing and other assets[1]	(6.23)	**9.45**	-
Provision for investments (including credit substitutes) (net)	13.00	**6.89**	(47.0)
Provision for standard assets	5.80	**11.55**	99.3
Others[2]	54.09	**8.54**	(84.2)
Total provisions and contingencies (excluding provision for tax)	**66.66**	**36.43**	**(45.3)**

1 *Includes restructuring related provision.*

2 *Includes nil contingency provision during the year ended March 31, 2024 (March 31, 2023: ₹ 56.50 billion)*

3 *All amounts have been rounded off to the nearest ₹ 10.0 million.*

Provisions and contingencies (excluding provisions for tax) decreased from ₹ 66.66 billion in fiscal 2023 to ₹ 36.43 billion in fiscal 2024 primarily due to a decrease in contingency provision made on a prudent basis and provision for investments, offset, in part, by an increase in provisions for non-performing and other assets and provision for standard assets.

Provision for non-performing and other assets was ₹ 9.45 billion in fiscal 2024 as compared to a write-back of ₹ 6.23 billion in fiscal 2023. During fiscal 2024, there were higher net additions to non-performing loans primarily in retail and rural loans, offset, in part, by recoveries and upgrades in non-retail loans. During fiscal 2023, there were higher recoveries and upgrades from non-performing assets resulting in net write-back of provision, offset, in part, by an increase in provisioning rate for certain categories of non-performing assets.

The provision coverage ratio (excluding cumulative technical/prudential write-offs) on NPAs decreased from 82.8% at March 31, 2023 to 80.3% at March 31, 2024.

Provision for investments decreased from ₹ 13.00 billion in fiscal 2023 to ₹ 6.89 billion in fiscal 2024. During fiscal 2024, the Bank made a provision of ₹ 5.41 billion on its investments in Alternate Investment Funds (AIFs) pursuant to RBI guideline dated December 19, 2023 and provision made on equity shares on conversion of loan. During fiscal 2023, the Bank primarily made a provision on equity shares and debentures on conversion of loan and additional provision made on security receipts.

Provision for standard assets increased from ₹ 5.80 billion in fiscal 2023 to ₹ 11.55 billion in fiscal 2024 primarily due to an increase in domestic loans and upgrade of stage 3 exposure in overseas location to stage 2. The cumulative general provision held at March 31, 2024 was ₹ 58.63 billion (March 31, 2023: ₹ 47.02 billion).

Other provisions and contingencies decreased from ₹ 54.09 billion in fiscal 2023 to ₹ 8.54 billion in fiscal 2024. During fiscal 2023, the Bank had made an additional contingency provision ₹ 56.50 billion on a prudent basis. The Bank held contingency provision of ₹ 131.00 billion at March 31, 2024.

MANAGEMENT DISCUSSION & ANALYSIS

TAX EXPENSE

The income tax expense increased from ₹ 105.25 billion in fiscal 2023 to ₹ 136.00 billion in fiscal 2024. The effective tax rate increased from 24.8% in fiscal 2023 to 25.0% in fiscal 2024 primarily due to change in composition of income.

FINANCIAL CONDITION

Assets

The following table sets forth, at the dates indicated, the principal components of assets.

₹ in billion, except percentages

Assets	At March 31, 2023	At March 31, 2024	% change
Cash and bank balances	1,194.38	**1,399.26**	17.2
Investments	3,623.30	**4,619.42**	27.5
- Government and other approved investments[1]	3,057.69	**3,755.74**	22.8
- Equity investment in subsidiaries	69.78	**111.32**	59.5
- Other investments	495.83	**752.36**	51.7
Advances (net of BRDS/IBPC)[2]	10,196.38	**11,844.06**	16.2
- Domestic	9,855.28	**11,509.55**	16.8
- Overseas branches	341.10	**334.51**	(1.9)
Fixed assets (including leased assets)	96.00	**108.60**	13.1
Other assets	732.01	**743.81**	1.6
- RIDF and other related deposits[3]	216.22	**200.92**	(7.1)
Total assets	**15,842.07**	**18,715.15**	**18.1**

[1] Banks in India are required to maintain a specified percentage, currently 18.00% (at March 31, 2024), of their net demand and time liabilities by way of investments in instruments referred as SLR securities by RBI or liquid assets like cash and gold.

[2] Bill Rediscounting Scheme (BRDS)/Interbank Participatory Certificate (IBPC).

[3] Deposits made in Rural Infrastructure Development Fund and other related deposits pursuant to shortfall in the amount required to be lent to certain specified sectors called priority sector as per RBI guidelines.

[4] All amounts have been rounded off to the nearest ₹ 10.0 million.

Total assets of the Bank increased by 18.1% from ₹ 15,842.07 billion at March 31, 2023 to ₹ 18,715.15 billion at March 31, 2024, due to a 27.5% increase in investments, a 17.2% increase in cash and cash equivalents and a 16.2% increase in advances.

Cash and cash equivalents

Cash and cash equivalents include cash in hand and balances with RBI and other banks, including money at call and short notice. Cash and cash equivalents increased by 17.2% from ₹ 1,194.38 billion at March 31, 2023 to ₹ 1,399.26 billion at March 31, 2024 The increase is primarily due to an increase in balance with RBI, money at call & short notice in India, SDF (Standing Deposit Facility) lending to RBI and foreign currency term money lending, offset, in part, by a decrease in balance with US Federal Reserve and term money lending in India.

Investments

Total investments increased by 27.5% from ₹ 3,623.30 billion at March 31, 2023 to ₹ 4,619.42 billion at March 31, 2024. Investments in Indian government securities increased from ₹ 3,057.69 billion at March 31, 2023 to ₹ 3,755.74 billion at March 31, 2024. Other investments increased from ₹ 565.61 billion at March 31, 2023 to ₹ 863.68 billion at March 31, 2024 primarily due to an increase in investment in bonds and debentures, pass through certificates, certificate of deposits and equity investment in I-Process Services (India) Private Limited and ICICI Lombard General Insurance Company Limited.

MANAGEMENT DISCUSSION & ANALYSIS

At March 31, 2024, the Bank had an outstanding net investment of ₹ 0.29 billion in security receipts issued by asset reconstruction companies as compared to ₹ 2.11 billion at March 31, 2023.

Advances

Net advances (gross of BRDS/IBPC) increased by 17.3% from ₹ 10,345.09 billion at March 31, 2023 to ₹ 12,137.60 billion at March 31, 2024. Net advances (net of BRDS/IBPC) increased by 16.2% from ₹ 10,196.38 billion at March 31, 2023 to ₹ 11,844.06 billion at March 31, 2024.

Net domestic advances increased by 16.8% from ₹ 9,855.28 billion at March 31, 2023 to ₹ 11,509.55 billion at March 31, 2024 primarily due to an increase in retail advances. Retail advances increased by 19.4% from ₹ 5,578.17 billion at March 31, 2023 to ₹ 6,662.61 billion at March 31, 2024. Advances of rural business increased by 17.2% from ₹ 874.31 billion at March 31, 2023 to ₹ 1,024.46 billion at March 31, 2024. The business banking portfolio increased by 29.3% from ₹ 721.12 billion at March 31, 2023 to ₹ 932.28 billion at March 31, 2024. SME advances increased by 24.6% from ₹ 482.21 billion at March 31, 2023 to ₹ 600.95 billion at March 31, 2024. The domestic corporate portfolio increased by 10.0% year-on-year.

Net advances of overseas branches decreased by 1.9% from ₹ 341.10 billion at March 31, 2023 to ₹ 334.51 billion at March 31, 2024.

Fixed and other assets

Fixed assets (net block) increased by 13.1% from ₹ 96.00 billion at March 31, 2023 to ₹ 108.60 billion at March 31, 2024.

Other assets increased by 1.6% from ₹ 732.01 billion at March 31, 2023 to ₹ 743.81 billion at March 31, 2024 primarily due to an increase in interest accrued on loans and investments and margin deposit paid for treasury products, offset, in part, by a decrease in RIDF and other related deposits and mark-to-market on foreign exchange and derivative transactions. The Bank is an active participant in the interest and foreign exchange derivative market. While the positive mark-to-market on such transactions are accounted in 'Other Assets', the negative mark-to-market on offsetting transactions are accounted in 'Other Liabilities'.

Liabilities

The following table sets forth, at the dates indicated, the principal components of liabilities (including capital and reserves).

₹ in billion, except percentages

Liabilities	At March 31, 2023	At March 31, 2024	% change
Equity share capital	21.58	**28.10**	30.2
Reserves	1,985.58	**2,355.89**	18.6
Deposits	11,808.41	**14,128.25**	19.6
- Savings deposits	3,797.76	**4,023.00**	5.9
- Current deposits	1,614.86	**1,935.72**	19.9
- Term deposits	6,395.79	**8,169.53**	27.7
Borrowings (excluding subordinated debt)	1,110.44	**1,221.18**	10.0
- Domestic	852.30	**925.46**	8.6
- Overseas branches	258.14	**295.72**	14.6
Subordinated debt (included in Tier-1 and Tier-2 capital)	82.81	**28.50**	(65.6)
Other liabilities	833.25	**953.23**	14.4
Total liabilities	**15,842.07**	**18,715.15**	**18.1**

[1] *All amounts have been rounded off to the nearest ₹ 10.0 million.*

Total liabilities (including capital and reserves) increased by 18.1% from ₹ 15,842.07 billion at March 31, 2023 to ₹ 18,715.15 billion at March 31, 2024, due to a 19.6% increase in deposits, a 18.8% increase in net worth and a 14.4% increase in other liabilities.

Deposits

Deposits increased by 19.6% from ₹ 11,808.41 billion at March 31, 2023 to ₹ 14,128.25 billion at March 31, 2024.

Term deposits increased by 27.7% from ₹ 6,395.79 billion at March 31, 2023 to ₹ 8,169.53 billion at March 31, 2024. Savings account deposits increased by 5.9% from ₹ 3,797.76 billion at March 31, 2023 to ₹ 4,023.00 billion at March 31, 2024 and current account deposits increased by 19.9% from ₹ 1,614.86 billion at March 31, 2023 to ₹ 1,935.72 billion at March 31, 2024. CASA deposits increased by 10.1% from ₹ 5,412.62 billion at March 31, 2023 to ₹ 5,958.72 billion at March 31, 2024.

The average current account deposits increased by 12.0% from ₹ 1,324.77 billion in fiscal 2023 to ₹ 1,483.26 billion in fiscal 2024. The average savings account deposits increased by 4.4% from ₹ 3,434.14 billion in fiscal 2023 to ₹ 3,584.21 billion in fiscal 2024. Average CASA deposits increased by 6.5% from ₹ 4,758.90 billion in fiscal 2023 to ₹ 5,067.47 billion in fiscal 2024. The average CASA deposits were 40.4% of total average deposits for fiscal 2024 as compared to 44.7% for fiscal 2023. Average CASA deposits were 35.9% of the total funding (i.e., deposits and borrowings) for fiscal 2024 as compared to 39.7% for fiscal 2023.

Deposits of overseas branches increased by 2.5% from ₹ 147.82 billion at March 31, 2023 to ₹ 151.48 billion at March 31, 2024.

Total deposits at March 31, 2024 formed 91.9% of the funding (i.e., deposits and borrowings) as compared to 90.8% March 31, 2023.

Borrowings

Borrowings increased by 4.7% from ₹ 1,193.25 billion at March 31, 2023 to ₹ 1,249.68 billion at March 31, 2024 primarily due to an increase in foreign currency term money borrowings, refinance borrowings, call money borrowings in India and bullion borrowings, offset, in part, by a decrease in subordinated bonds. Net borrowings of overseas branches increased from ₹ 258.14 billion at March 31, 2023 to ₹ 295.72 billion at March 31, 2024.

Other liabilities

Other liabilities increased by 14.4% from ₹ 833.25 billion at March 31, 2023 to ₹ 953.23 billion at March 31, 2024 primarily due to an increase in total creditors, security deposits and miscellaneous liabilities. The Bank is an active participant in the interest and foreign exchange derivative market. While the positive mark-to-market on such transactions are accounted in 'Other Assets', the negative mark-to-market on offsetting transactions are accounted in 'Other Liabilities'.

Equity share capital and reserves

Equity share capital and reserves increased by 18.8% from ₹ 2,007.16 billion at March 31, 2023 to ₹ 2,383.99 billion at March 31, 2024 primarily due to accretion to reserves out of retained profit, offset, in part, by payment of dividend for fiscal 2023. At March 31, 2024, the Bank's Tier-1 capital adequacy ratio was 15.60% as against the requirement of 9.70% and total capital adequacy ratio was 16.33% as against the requirement of 11.70%.

MANAGEMENT DISCUSSION & ANALYSIS

Off balance sheet items, commitments and contingencies

The following table sets forth, for the periods indicated, the principal components of contingent liabilities.

₹ in billion

Particulars	At March 31, 2023	At March 31, 2024
Claims against the Bank, not acknowledged as debts	81.96	**93.29**
Liability for partly paid investments	0.01	**0.09**
Notional principal amount of outstanding forward exchange contracts	15,330.22	**15,600.22**
Guarantees given on behalf of constituents	1,238.18	**1,493.65**
Acceptances, endorsements and other obligations	441.91	**520.73**
Notional principal amount of currency swaps	564.63	**541.26**
Notional principal amount of interest rate swaps and currency options and interest rate futures	25,089.18	**28,197.21**
Other items for which the Bank is contingently liable	85.57	**111.17**
Total	**42,831.66**	**46,557.62**

[1] *All amounts have been rounded off to the nearest ₹ 10.0 million.*

The Bank is an active market participant in the interest rate and foreign exchange derivative market for trading and market making purposes, which are carried out primarily for customer transactions and managing the proprietary position on interest rate and foreign exchange risk. The notional amount of interest rate swaps and currency options increased from ₹ 25,089.18 billion at March 31, 2023 to ₹ 28,197.21 billion at March 31, 2024 primarily due to an increase in market making activities and client flow.

The Bank enters into foreign exchange contracts in its normal course of business, to exchange currencies at a prefixed price at a future date. With respect to the transactions entered into with its customers, the Bank generally enters into off-setting transactions in the inter-bank market. This results in generation of a higher number of outstanding transactions, and hence a large value of gross notional principal of the portfolio, while the net market risk is lower. The notional principal amount of outstanding forward exchange contracts increased from ₹ 15,330.22 billion at March 31, 2023 to ₹ 15,600.22 billion at March 31, 2024 primarily due to an increase in trading and market making activities in forwards to facilitate client flow and capture opportunities in the forward market.

Loan concentration

The Bank follows a policy of portfolio diversification and evaluates its total financing exposure to a particular industry in the light of its forecasts of growth and profitability for that industry. The Bank's Credit Risk Management Group monitors all major sectors of the economy and specifically tracks industries in which the Bank has credit exposures. The Bank monitors developments in various sectors to assess potential risks in its portfolio and new business opportunities. The Bank's policy is to limit its portfolio to any particular industry (other than retail loans) to 15.0% of its total exposure. In addition, the Bank has a framework for managing concentration risk with respect to single borrower and group exposures, based on the internal rating and track record of the borrowers. The exposure limits for lower rated borrowers and groups are substantially lower than the regulatory limits.

The following tables set forth, at the dates indicated, the composition of the Bank's exposure.

₹ in billion, except percentages

Industry	March 31, 2023		March 31, 2024	
	Total exposure	% of total exposure	Total exposure	% of total exposure
Retail finance[1]	7,751.65	38.3	**9,423.22**	**39.5**
Services – finance	1,766.80	8.7	**1,906.17**	**8.0**
Rural retail	1,250.80	6.2	**1,508.78**	**6.3**
Wholesale/retail trade	819.20	4.0	**1,163.93**	**4.9**
Banks	1,208.52	6.0	**1,065.85**	**4.5**
Electronics and engineering	804.99	4.0	**958.37**	**4.0**
Services – non-finance	668.24	3.3	**850.22**	**3.6**
Crude petroleum/refining and petrochemicals	764.57	3.8	**831.65**	**3.5**
Road, ports, telecom, urban development and other infrastructure	609.28	3.0	**718.94**	**3.0**
Real estate activities	489.37	2.4	**602.10**	**2.5**
Construction	471.72	2.3	**549.52**	**2.3**
Iron and steel (including iron and steel products)	446.44	2.2	**532.55**	**2.2**
Power	477.22	2.4	**530.96**	**2.2**
Chemical and fertilisers	382.83	1.9	**421.22**	**1.8**
Automobiles	261.26	1.3	**327.64**	**1.4**
Manufacturing products (excluding metal and metal products)	250.49	1.2	**319.62**	**1.3**
Textile	220.59	1.1	**260.58**	**1.1**
Mutual funds	180.60	0.9	**235.92**	**1.0**
Other industries[2]	1,420.24	7.0	**1,632.46**	**6.9**
Total	**20,244.81**	**100.0**	**23,839.70**	**100.0**

1 *Includes home loans, automobile loans, commercial business loans, dealer financing, personal loans, credit cards and loans against securities.*

2 *Other industries primarily include gems and jewelry, mining, cement, food & beverages, shipping, drugs and pharmaceuticals, metal and metal products (excluding iron and steel) and FMCG.*

3 *All amounts have been rounded off to the nearest ₹ 10.0 million.*

The exposure to the top 20 non-bank borrowers as a percentage of total exposure decreased from 8.5% of total exposure of the Bank at March 31, 2023 to 8.3% at March 31, 2024. All top 20 borrowers as of March 31, 2024 are rated A- and above internally. The exposure to the top 10 borrower groups decreased marginally from 10.1% of total exposure of the Bank at March 31, 2023 to 10.0% at March 31, 2024.

MANAGEMENT DISCUSSION & ANALYSIS

The following table sets forth, at the dates indicated, the composition of the Bank's outstanding net advances:

₹ in billion

Particulars	March 31, 2023	March 31, 2024
Advances	10,196.38	**11,844.06**
- Domestic book	9,855.28	**11,509.55**
- Retail	5,578.17	**6,662.61**
- Rural	874.31	**1,024.46**
- Business banking	721.12	**932.28**
- SME	482.21	**600.95**
- Corporate and others	2,199.47	**2,289.25**
- Overseas book	341.10	**334.51**

[1] *Net of Bill Rediscounting Scheme (BRDS)/Interbank Participatory Certificate (IBPC).*

The Bank's capital allocation framework is focused on growth in granular retail, SME/ business banking and rural lending and lending to the corporate sector with a focus on increase in lending to higher rated corporates. Net retail advances increased by 19.4% in fiscal 2024 compared to an increase of 16.2% in total advances. The share of net retail advances increased from 53.9% of net advances at March 31, 2023 to 54.9% of net advances at March 31, 2024. Including non-fund based outstanding, the share of retail portfolio was 46.8% of the total portfolio at March 31, 2024.

The overseas loan portfolio in USD terms declined by 3.4% year-on-year at March 31, 2024. The year-on-year decrease in the overseas loan portfolio was primarily on account of repayment of short-term trade advances. The overseas loan portfolio was 2.8% of the overall loan book at March 31, 2024. The corporate fund and non-fund outstanding, net of cash/bank/financial institutions/ insurance backed lending, was USD 3.11 billion at March 31, 2024. Out of USD 3.11 billion, 91.2% of the outstanding was to Indian corporates and their subsidiaries and joint ventures and 5.7% of the outstanding was to non-India companies with Indian or India-linked operations and activities. The portfolio in this segment is primarily to well-rated companies and the Indian operations of these companies are target customers for the Bank's deposit and transaction banking franchise. The Bank would continue to pursue risk-calibrated opportunities in this segment. The non-India linked corporate portfolio reduced by 10.1% from about USD 305.6 million year-on-year to USD 274.9 million at March 31, 2024.

The following table sets forth, at the dates indicated, the composition of the Bank's net outstanding retail advances.

₹ in billion, except percentages

	March 31, 2023		March 31, 2024	
	Total retail advances	% of total retail advances	Total retail advances	% of total retail advances
Home loans	3,446.96	61.8	**3,959.21**	**59.4**
Personal loans	880.55	15.8	**1,166.77**	**17.5**
Automobile loans	518.78	9.3	**612.09**	**9.2**
Credit cards	378.41	6.8	**513.21**	**7.7**
Commercial business	275.41	4.9	**314.26**	**4.7**
Others[1]	78.06	1.4	**97.07**	**1.5**
Total retail advances[2]	**5,578.17**	**100.0**	**6,662.61**	**100.0**

[1] *Includes loans against securities and dealer financing.*

[2] *Gross of Bill Rediscounting Scheme (BRDS)/Interbank Participatory Certificate (IBPC) amounting to ₹ 82.5 billion at March 31, 2023 and ₹ 150.0 billion at March 31, 2024.*

[3] *All amounts have been rounded off to the nearest ₹ 10.0 million.*

The following table sets forth, at the dated indicated, the composition of the Bank's net outstanding rural advances:

₹ in billion

Particulars	March 31, 2023	March 31, 2024
Farmer finance	234.05	**266.53**
Rural business credit	239.10	**278.98**
Jewel loan	228.86	**271.53**
Others[1]	172.30	**207.42**
Rural advances	**874.31**	**1,024.46**

[1] *Includes term loans for farm equipment, self-help groups, loans to microfinance institutions for on-lending to individuals and inventory funding.*

The following table sets forth, at the dates indicated, the rating wise categorisation of the Bank's net outstanding advances other than retail and rural advances:

₹ in billion, except percentages

Ratings category[1]	March 31, 2023	March 31, 2024
AA- and above	46.9%	**39.8%**
A+, A, A-	26.6	**27.9**
A- and above	**73.5**	**67.7**
BBB+, BBB, BBB-	24.3	**30.5**
BB and below[2]	1.2	**1.1**
Unrated	1.0	**0.7**
Total	**100.0%**	**100.0%**
Total net advances[3]	**₹ 3,826.41**	**₹ 4,306.99**

[1] *Based on internal ratings.*

[2] *Includes net non-performing loans.*

[3] *Includes business banking, SME, domestic, corporate and overseas loans.*

Directed Lending

The following table sets forth, for the periods indicated, ICICI Bank's average priority sector lending:

Particulars	Fiscal 2023		Fiscal 2024		
	Amount (₹ billions)	% of adjusted net bank credit	Amount (₹ billions)	% of adjusted net bank credit	Target (% of adjusted net bank credit)
Agriculture Sector	**1,423.58**	**17.7**	**1,739.94**	**18.1**	**18.0**
- Small and marginal farmers	794.72	9.9	**1,041.44**	**10.8**	**10.0**
- Non-corporate farmers	1,068.17	13.3	**1,378.20**	**14.4**	**13.8**
Micro, small and medium enterprises	**1,729.04**	**-**	**2,100.03**	**-**	**-**
- Micro enterprises	661.21	8.2	**792.71**	**8.3**	**7.5**
Other priority sector	**178.32**	**-**	**102.29**	**-**	**-**
Total priority sector lending	**3,330.94**	**41.5**	**3,942.26**	**41.1**	**40.0**
- Weaker sections	910.20	11.3	**1,157.15**	**12.1**	**12.0**

[1] *The above includes the impact of Priority Sector Lending Certificate purchased/sold by the Bank.*

MANAGEMENT DISCUSSION & ANALYSIS

Classification of loans

The following table sets forth, at the dates indicated, information regarding asset classification of the Bank's gross non-performing assets (net of write-offs, interest suspense and derivative income reversals).

₹ in billion

Particulars	March 31, 2023	March 31, 2024
Non-performing assets		
Sub-standard assets	68.79	**87.13**
Doubtful assets	127.00	**96.04**
Loss assets	116.05	**96.45**
Total non-performing assets[1]	**311.84**	**279.62**

[1] Include advances, lease receivables and credit substitutes like debentures and bonds. Excludes preference shares.
[2] All amounts have been rounded off to the nearest ₹ 10.0 million.

The following table sets forth, at the dates indicated, information regarding the Bank's non-performing assets (NPAs).

₹ in billion, except percentages

Year ended	Gross NPA[1]	Net NPA	Net customer assets	% of net NPA to net customer assets[2]
March 31, 2021	413.73	91.80	8,025.90	1.14
March 31, 2022	339.20	69.61	9,160.87	0.76
March 31, 2023	311.84	51.55	10,816.41	0.48
March 31, 2024	**279.62**	**53.78**	**12,720.24**	**0.42**

[1] Net of write-offs, interest suspense and derivatives income reversal.
[2] Include advances, lease receivables and credit substitutes like debentures and bonds. Excludes preference shares.
[3] All amounts have been rounded off to the nearest ₹ 10.0 million.

The following table sets forth, for the periods indicated, the composition of gross non-performing assets (net of write-offs) by industry sector.

₹ in billion, except percentages

	March 31, 2023		March 31, 2024	
	Amount	%	Amount	%
Retail finance[1]	71.79	23.0	**82.89**	**29.6**
Rural retail	37.29	12.0	**42.55**	**15.2**
Construction	54.21	17.4	**41.13**	**14.7**
Crude petroleum/refining and petrochemicals	26.84	8.6	**16.88**	**6.0**
Services – non-finance	15.37	4.9	**14.79**	**5.3**
Electronics and engineering	12.52	4.0	**12.40**	**4.4**
Mining	11.78	3.8	**11.96**	**4.3**
Road, ports, telecom, urban development and other infrastructure	13.75	4.4	**9.76**	**3.5**
Wholesale/retail trade	7.77	2.5	**8.56**	**3.1**
Iron/steel and products	5.48	1.8	**4.90**	**1.8**
Power	21.91	7.0	**4.44**	**1.6**
Gems and jewellery	3.19	1.0	**2.74**	**1.0**
Manufacturing products	3.53	1.1	**0.90**	**0.3**
Other industries[2]	26.41	8.5	**25.72**	**9.2**
Total	**311.84**	**100.0**	**279.62**	**100.0**

[1] Includes home loans, automobile loans, commercial business loans, dealer financing, personal loans, credit cards and loans against securities.
[2] Other industries primarily include textile, metal and metal products, shipping, food and beverages, chemical and fertilizers, services-finance, cement, drugs and pharmaceuticals, FMCG, automobiles and developer financing.
[3] All amounts have been rounded off to the nearest ₹ 10.0 million.

The gross additions to NPAs were ₹ 190.27 billion in fiscal 2024 (₹ 186.41 billion in fiscal 2023). The net additions to NPAs were ₹ 34.04 billion in fiscal 2024 (₹ 20.38 billion in fiscal 2023). In fiscal 2024, the Bank recovered/upgraded non-performing assets amounting to ₹ 156.23 billion (₹ 166.03 billion in fiscal 2023), wrote-off non-performing assets amounting to ₹ 60.92 billion (₹ 44.66 billion in fiscal 2023) and sold non-performing assets amounting to ₹ 5.35 billion (₹ 3.08 billion in fiscal 2023). As a result, gross NPAs (net of write-offs) of the Bank decreased from ₹ 311.84 billion at March 31, 2023 to ₹ 279.62 billion at March 31, 2024.

Net NPAs increased from ₹ 51.55 billion at March 31, 2023 to ₹ 53.78 billion at March 31, 2024. The ratio of net NPAs to net customer assets decreased from 0.48% at March 31, 2023 to 0.42% at March 31, 2024. The provision coverage ratio at March 31, 2024 was 80.3% as compared to 82.8% at March 31, 2023.

At March 31, 2024, gross non-performing loans in the retail portfolio were 1.23% of gross retail loans compared to 1.28% at March 31, 2023 and net non-performing loans in the retail portfolio were 0.47% of net retail loans compared to 0.47% at March 31, 2023.

The total non-fund based outstanding to borrowers classified as non-performing was ₹ 36.71 billion at March 31, 2024 (March 31, 2023: ₹ 37.80 billion). The Bank held a provision of ₹ 20.90 billion at March 31, 2024 (March 31, 2023: ₹ 20.05 billion) against these non-fund based outstanding.

The gross outstanding loans to borrowers whose facilities have been restructured decreased from ₹ 45.08 billion at March 31, 2023 to ₹ 30.59 billion at March 31, 2024. The net outstanding loans to borrowers whose facilities have been restructured decreased from ₹ 43.30 billion at March 31, 2023 to ₹ 29.15 billion at March 31, 2024. The aggregate non-fund based outstanding to borrowers whose loans were restructured was ₹ 2.48 billion at March 31, 2024 (March 31, 2023: ₹ 3.32 billion). Additionally, Bank holds provision of ₹ 8.31 billion on restructured accounts.

At March 31, 2024, the outstanding loans and non-fund facilities to borrowers in the corporate and small and medium enterprises portfolio rated BB and below were ₹ 55.28 billion which includes the outstanding loans and non-funded facilities under resolution amounting to ₹ 6.45 billion.

For a discussion on accounting policy for classification on loans, see "Financial Statement (Schedule 17- Significant Accounting Policies) – Provision/write-offs on loans and other credit facilities".

SEGMENT INFORMATION

RBI in its guidelines on "segmental reporting" has stipulated specified business segments and their definitions, for the purpose of public disclosures on business information for banks in India. The business segments as defined by RBI for standalone segmental report are Retail Banking, Wholesale Banking, Treasury and Other Banking. Additionally, Unallocated includes items such as income tax paid in advance net of provision for tax, deferred tax and provisions to the extent reckoned at entity level.

Framework for transfer pricing

All liabilities are transfer priced to a central treasury unit, which pools all funds and lends to the business units at appropriate rates based on the relevant maturity of assets being funded after adjusting for regulatory reserve requirement and directed lending requirements.

Retail banking segment

The profit before tax of the segment increased from ₹ 175.34 billion in fiscal 2023 to ₹ 188.49 billion in fiscal 2024 primarily due to an increase in net interest income and non-interest income, offset, in part, by an increase in operating expenses and provisions.

Wholesale banking segment

The profit before tax of the segment increased from ₹ 157.85 billion in fiscal 2023 to ₹ 199.72 billion in fiscal 2024 primarily due to an increase in net interest income, non-interest income and higher recoveries on non-performing loans, offset, in part, by an increase in operating expenses.

Treasury segment

The profit before tax of the segment increased from ₹ 142.72 billion in fiscal 2023 to ₹ 148.99 billion in fiscal 2024 primarily due to an increase in net interest income and non-interest income, offset, in part, by an increase in operating expenses and provisions.

Other banking segment

Profit before tax of the other banking segment increased from ₹ 4.80 billion in fiscal 2023 to ₹ 7.68 billion in fiscal 2024.

Unallocated

During FY2023, the Bank had made an additional contingency provision ₹ 56.50 billion on a prudent basis as compared to a nil contingency provision during FY2024. The contingency provision was not allocated to any segment and included in unallocated.

MANAGEMENT DISCUSSION & ANALYSIS

CONSOLIDATED FINANCIALS AS PER INDIAN GAAP

The consolidated profit after tax increased from ₹ 340.37 billion in fiscal 2023 to ₹ 442.56 billion in fiscal 2024 primarily due to an increase in the profit of ICICI Bank and subsidiaries namely ICICI Securities, ICICI Prudential Asset Management Company, ICICI Securities Primary Dealership, ICICI Home Finance Company, ICICI Bank Canada, ICICI Bank UK, ICICI Lombard General Insurance Company (ICICI General) and ICICI Prudential Life Insurance Company.

The consolidated assets of the Bank and its subsidiaries and other consolidating entities increased from ₹ 19,584.90 billion at March 31, 2023 to ₹ 23,640.63 billion at March 31, 2024. Consolidated advances increased from ₹ 10,838.66 billion at March 31, 2023 to ₹ 12,607.76 billion at March 31, 2024.

At March 31, 2024, the Bank's consolidated Tier-1 capital adequacy ratio was 15.43% as against the requirement of 9.70% and consolidated total capital adequacy ratio was 16.14% as against the requirement of 11.70%.

During fiscal 2024, the Board of Directors of the Bank approved to increase shareholding in ICICI General in multiple tranches up to 4.0% additional shareholding and make the Company, a subsidiary of the Bank. Post necessary regulatory approval(s), the Bank through stock exchange mechanism had acquired additional stake in ICICI General in multiple tranches, resulting into an increase in shareholding to more than 50.0%. Consequently, ICICI General ceased to be an associate and became a subsidiary of the Bank w.e.f. February 29, 2024.

During fiscal 2024, the Board of Directors of the Bank approved to make I-Process Services (India) Private Limited (I-Process) a wholly-owned subsidiary of the Bank. Post necessary regulatory approval(s), the Bank entered into a share purchase agreement in relation to investment in equity shares of I-Process from off-market transactions. Consequently, I-Process ceased to be an associate and became a subsidiary of the Bank w.e.f. March 20, 2024 and subsequently became a wholly-owned subsidiary of the Bank w.e.f. March 22, 2024.

ICICI Bank Canada

The core operating profit of ICICI Bank Canada increased from CAD 61.2 million in fiscal 2023 to CAD 100.9 million in fiscal 2024 primarily due to an increase in net interest income and fee income, offset, in part, by an increase in operating expenses. The profit after tax of ICICI Bank Canada increased from CAD 46.4 million (₹ 2.82 billion) in fiscal 2023 to CAD 73.3 million (₹ 4.50 billion) in fiscal 2024 primarily due to an increase in core operating profit.

The total assets decreased from CAD 5.98 billion at March 31, 2023 to CAD 5.88 billion at March 31, 2024. Loans and advances increased from CAD 5.17 billion at March 31, 2023 to CAD 5.23 billion at March 31, 2024. The net impairment ratio increased from 0.08% at March 31, 2023 to 0.24% at March 31, 2024 primarily due to change in estimates and revision in macro-economic factors. ICICI Bank Canada had a total capital adequacy ratio of 17.8% at March 31, 2024 as compared to 17.3% at March 31, 2023.

ICICI Bank UK

The core operating profit of ICICI Bank UK increased from USD 18.3 million in fiscal 2023 to USD 34.5 million in fiscal 2024 primarily due to an increase in net interest income and fee income, offset, in part, by an increase in operating expenses. Profit after tax of ICICI Bank UK increased from USD 13.0 million (₹ 1.05 billion) in fiscal 2023 to USD 28.8 million (₹ 2.39 billion) in fiscal 2024 primarily due to higher core operating profit, offset, in part, by an increase in impairment provisions.

Total assets increased from USD 2.14 billion at March 31, 2023 to USD 2.21 billion at March 31, 2024. Net advances increased from USD 0.99 billion at March 31, 2023 to USD 1.04 billion at March 31, 2024. The net impairment ratio decreased from 3.3% at March 31, 2023 to 1.1% at March 31, 2024. ICICI Bank UK had a total capital adequacy ratio of 23.3% at March 31, 2024 compared to 27.1% at March 31, 2023.

ICICI Prudential Life Insurance Company (ICICI Life)

The Annualised Premium Equivalent of ICICI Life increased by 4.7% from ₹ 86.40 billion for fiscal 2023 to ₹ 90.46 billion for fiscal 2024. The Value of New Business (VNB) decreased by 19.5% from ₹ 27.65 billion for fiscal 2023 to ₹ 22.27 billion for fiscal 2024. The VNB margin decreased from 32.0% for fiscal 2023 to 24.6% in fiscal 2024. The total premium earned increased by 8.3% from ₹ 399.33 billion in fiscal 2023 to ₹ 432.36 billion in fiscal 2024. The total assets under management increased from ₹ 2,511.91 billion at March 31, 2023 to ₹ 2,941.40 billion at March 31, 2024.

Net premium earned increased by 8.3% from ₹ 385.60 billion in fiscal 2023 to ₹ 417.60 billion in fiscal 2024. The profit after tax increased from ₹ 8.11 billion in fiscal 2023 to ₹ 8.52 billion in fiscal 2024 primarily due to an increase in investment income in the shareholder segment due to favourable market conditions, offset, in part, by higher new business strain in annuity and non-participating protection segments.

ICICI Lombard General Insurance Company (ICICI General)

The Gross Domestic Premium Income of ICICI General increased by 17.8% year-on-year from ₹ 210.25 billion in fiscal 2023 to ₹ 247.76 billion in fiscal 2024. The profit after tax increased from ₹ 17.29 billion in fiscal 2023 to ₹ 19.19 billion in fiscal 2024 primarily due to an increase in premium income and reversal of tax provision, offset, in part, by an increase in claims and benefits paid.

ICICI Prudential Asset Management Company (ICICI AMC)

As per Indian GAAP, the profit after tax of ICICI AMC increased from ₹ 15.08 billion in fiscal 2023 to ₹ 18.15 billion in fiscal 2024 primarily due to an increase in fee income, offset, in part, by an increase in operating expenses.

ICICI Securities

As per Indian GAAP, the consolidated profit after tax of ICICI Securities increased from ₹ 11.40 billion in fiscal 2023 to ₹ 17.33 billion in fiscal 2024 primarily due to an increase in fee income and net interest income, offset, in part, by an increase in staff cost and other administrative expenses.

ICICI Securities Primary Dealership (I-Sec PD)

As per Indian GAAP, the profit after tax of I-Sec PD increased from ₹ 1.28 billion in fiscal 2023 to ₹ 4.14 billion in fiscal 2024 primarily due to an increase in net interest income and higher trading gains.

ICICI Home Finance Company Limited (ICICI HFC)

As per Indian GAAP, profit after tax increased from ₹ 3.65 billion in fiscal 2023 to ₹ 5.32 billion in fiscal 2024 primarily due to an increase in core operating profit and release in provisions. The core operating profit increased primarily due to an increase in net interest income and fee income, offset, in part, by an increase in operating expenses. Provision decreased from a charge of ₹ 0.56 billion in fiscal 2023 to a write back of ₹ 0.10 billion in fiscal 2024 primarily due to recovery.

Net NPAs decreased from ₹ 3.53 billion at March 31, 2023 to ₹ 2.88 billion at March 31, 2024.

ICICI Venture Funds Management Company (ICICI Venture)

The profit after tax of ICICI Venture increased from ₹ 61.9 million in fiscal 2023 to ₹ 110.3 million in fiscal 2024 primarily due to an increase in management fees received from launch of new funds, offset, in part, by an increase in operating expenses.

The following table sets forth, for the periods and at the dates indicated, the profit/(loss) and total assets of our principal subsidiaries as per Indian GAAP.

₹ in billion

Company	Profit after tax		Total assets[1]	
	Fiscal 2023	Fiscal 2024	At March 31, 2023	At March 31, 2024
ICICI Bank Canada	2.82	**4.50**	363.46	**361.00**
ICICI Bank UK PLC	1.05	**2.39**	176.13	**184.10**
ICICI Prudential Life Insurance Company Limited	8.11	**8.52**	2,558.47	**2,990.00**
ICICI Lombard General Insurance Company Limited[2]	17.29	**19.19**	550.86[3]	**633.08**
ICICI Prudential Asset Management Company Limited	15.08	**18.15**	24.89	**29.18**
ICICI Securities Limited (consolidated)	11.40	**17.33**	154.71	**253.65**
ICICI Securities Primary Dealership Limited	1.28	**4.14**	344.01	**357.43**
ICICI Home Finance Company Limited	3.65	**5.32**	187.01	**235.82**
ICICI Venture Funds Management Company Limited	0.06	**0.11**	3.02	**3.08**

1 *Total assets are as per classification used in the consolidated financial statements and hence the total assets as per subsidiary's financial statements may differ.*

2 *Entity ceased to be an accounted as per the equity method as prescribed by Accounting Standard – 23 – "Accounting for Investments in Associates in Consolidated Financial Statements" and became subsidiary of Bank w.e.f. February 29, 2024 and consolidated as per Accounting Standard-21- "Consolidated Financial Statements".*

3 *Total assets as per financial statements of ICICI Lombard General Insurance Company Limited.*

4 *See also "Financials- Statement pursuant to Section 129 of the Companies Act, 2013".*

5 *All amounts have been rounded off to the nearest ₹ 10.0 million.*

KEY FINANCIAL INDICATORS: LAST 10 YEARS

(₹ in billion, except per share data and percentages)

	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
Total deposits	3,615.63	4,214.26	4,900.39	5,609.75	6,529.20	7,709.69	9,325.22	10,645.72	11,808.41	**14,128.25**
Total advances	3,875.22	4,352.64	4,642.32	5,123.95	5,866.47	6,452.90	7,337.29	8,590.20	10,196.38	**11,844.06**
Equity capital & reserves	804.29	897.36	999.51	1,051.59	1,083.68	1,165.04	1,475.09	1,705.12	2,007.15	**2,383.99**
Total assets	6,461.29	7,206.95	7,717.91	8,791.89	9,644.59	10,983.65	12,304.33	14,112.98	15,842.07	**18,715.15**
Total capital adequacy ratio[1]	17.0%	16.6%	17.4%	18.4%	16.9%	16.1%	19.1%	19.2%	18.3%	**16.3%**
Core operating profit	180.27	198.03	179.10	189.39	220.72	268.08	313.51	383.47	491.39	**581.22**
Net interest income	190.40	212.24	217.37	230.26	270.15	332.67	389.89	474.66	621.29	**743.06**
Net interest margin	3.48%	3.49%	3.25%	3.23%	3.42%	3.73%	3.69%	3.96%	4.48%	**4.53%**
Profit after tax	111.75	97.26	98.01	67.77	33.63	79.31	161.93	233.39	318.96	**408.88**
Earnings per share (Basic)[2]	17.56	15.23	15.31	10.56	5.23	12.28	24.01	33.66	45.79	**58.38**
Earnings per share (Diluted)[2]	17.39	15.14	15.25	10.46	5.17	12.08	23.67	32.98	44.89	**57.33**
Return on average equity	14.3%	11.3%	10.3%	6.6%	3.2%	7.1%	12.2%	14.8%	17.3%	**18.7%**
Dividend per share[3]	5.00	5.00	2.50	1.50	1.00	0.00	2.00	5.00	8.00	**10.00**

1 *Total capital adequacy ratio has been calculated as per Basel III framework.*

2 *During the year ended March 31, 2018, the Bank issued bonus shares in the proportion of 1:10, i.e. 1 (One) bonus equity share of ₹ 2 each for every 10 (Ten) fully paid-up equity shares held (including shares underlying ADS). Per share information of prior periods also reflects the effect of bonus issue.*

3 *RBI through its circular 'Declaration of dividends by banks (Revised)' dated April 17, 2020, had directed that banks shall not make any dividend payment on equity shares from the profits pertaining to the financial year ended March 31, 2020. Accordingly, the Bank did not pay any dividend for FY2020.*

INDEPENDENT AUDITOR'S REPORT

To the Members of ICICI Bank Limited

Report on the Audit of the Standalone Financial Statements

Opinion

1. We have audited the accompanying standalone financial statements of ICICI Bank Limited ('the Bank'), which comprise the Standalone Balance Sheet as at 31 March 2024, the Standalone Profit and Loss Account, and Standalone Cash Flow Statement for the year then ended, and notes to the standalone financial statements, including a summary of significant accounting policies and other explanatory information ('the standalone financial statements').

2. In our opinion and to the best of our information and according to the explanations given to us, the aforesaid standalone financial statements give the information required by the Banking Regulation Act, 1949 as well as the Companies Act, 2013 ('the Act') and circulars and guidelines issued by the Reserve Bank of India ('RBI') from time to time ('RBI Guidelines') in the manner so required for Banking companies and give a true and fair view in conformity with the Accounting Standards prescribed under section 133 of the Act read with the Companies (Accounting Standards) Rules, 2021 and other accounting principles generally accepted in India, of the state of affairs of the Bank as at 31 March 2024, and its profit, and its cash flows for the year ended on that date.

Basis for Opinion

3. We conducted our audit in accordance with the Standards on Auditing ('SAs') specified under section 143(10) of the Act. Our responsibilities under those SAs are further described in the 'Auditor's Responsibilities for the Audit of the Standalone Financial Statements' section of our report. We are independent of the Bank in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India ('ICAI') together with the ethical requirements that are relevant to our audit of the standalone financial statements under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

4. Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the standalone financial statements of the current year. These matters were addressed in the context of our audit of the standalone financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

5. We have determined the matters described below to be the key audit matters to be communicated in our report.

Key Audit Matter	How our audit addressed the key audit matters
Identification and provisioning of non-performing advances (NPA): Total Loans and Advances (Net of Provision) as at 31 March 2024: ₹ 11,844,063,894 (in '000s) Provision for NPA as at 31 March 2024: ₹ 219,358,846 (in '000s) *(Refer Schedule 9, Schedule 17(3) and Schedule 18(18))*	
The Reserve Bank of India's ("RBI") guidelines on Income recognition and asset classification & Provisioning ("IRAC") and other circulars and directives issued by the RBI from time to time, which prescribe the prudential norms for identification and classification of performing & non-performing assets ("NPA") and the minimum provision required for such assets. The Bank is required	Our audit procedures with respect to this matter included: Tested the design and operating effectiveness of key controls over approval, recording, monitoring and recovery of loans, monitoring overdue / stressed accounts, identification of NPA, provision for NPA and valuation of security and collateral on a test check basis.

INDEPENDENT AUDITOR'S REPORT *(Contd.)*

Key Audit Matter	How our audit addressed the key audit matters
to have Board approved policy as per IRAC guidelines for NPA identification & classification of advances and provision thereon. The provision on NPA is estimated based on ageing and classification of NPAs, recovery estimates, nature of loan product, value of security and other qualitative factors and is subject to the minimum provisioning norms specified by RBI and approved policy of the Bank in this regard. The Bank is also required to apply its judgement to determine the identification and provision required against NPAs by applying quantitative as well as qualitative factors. The risk of identification of NPAs is affected by factors like stress and liquidity concerns in certain sectors. Additionally, the Bank makes provisions on exposures that are not classified as NPA including advances to certain sectors and identified advances or group advances. These are classified as contingency provisions. Since the identification of NPAs and provisioning for advances require significant level of estimation and given its significance to the overall audit including possible observation by RBI which could result into disclosure in the financial statements, we have ascertained identification and provisioning for NPAs as a key audit matter.	Further obtained an understanding of the contingency provision carried by the Bank and verified the underlying assumptions used by the Bank for such estimate. Tested application controls included test of automated controls, reports and system reconciliations. Reviewed existence and effectiveness of monitoring mechanisms such as Internal Audit, Systems Audit, and Concurrent Audit as per the policies and procedures of the Bank; Evaluated the governance process and review controls over calculations of provision of non-performing advances, basis of provisioning in accordance with the Board approved policy. Selected a sample of borrowers based on quantitative and qualitative risk factors for their assessment of appropriate identification & classification as NPA including computation of overdue ageing to assess its correct classification and provision amount as per extant IRAC norms and the Bank policy. Performed other substantive procedures included and not limited to the following: ➢ Selected samples of performing loans and assessed independently as to whether those should be classified as NPA; ➢ For samples selected, reviewed the collateral valuations, financial statements and other qualitative information ➢ Considered the accounts reported by the Bank and other Banks as Special Mention Accounts ("SMA") in RBI's Central Repository of Information on Large Credits (CRILC)/ Centralised Information Management System (CIMS) to identify stress. ➢ For selected samples, assessed independently, the accounts that can potentially be classified as NPA. ➢ Inquired with the credit and risk departments to ascertain if there were indicators of stress or an occurrence of an event of default in a particular loan account or any product category which needed to be considered as NPA. ➢ Examined the accounts under watchlist report provided by the risk department.

Key Audit Matter	How our audit addressed the key audit matters
	➢ Discussed with the management of the Bank on sectors where there is a perceived credit risk and the steps taken to mitigate the risks to identified sectors. ➢ Selected and tested samples for accounts which are restructured as per RBI Master Circular - Prudential norms on Income Recognition, Asset Classification and Provisioning pertaining to Advances; and ➢ Assessed appropriateness & the adequacy of disclosures against the relevant accounting standards and RBI requirements relating to NPAs.

Evaluation of Litigations included in contingent liabilities.

(Included under contingent liabilities) (in '000)

Particulars	As at 31 March 2024	As at 31 March 2023
Legal Cases	**3,829,177**	3,027,295
Taxes	**89,463,903**	78,935,723
Total Claims against Bank not acknowledged as Debt	**93,293,080**	81,963,018

(Refer Schedule 12 I, Schedule 17(12) and Schedule 18(37))

Key Audit Matter	How our audit addressed the key audit matters
The Bank has material open tax litigations including matters under dispute which involve significant judgement to determine the possible outcome of these disputes. Significant management judgement is needed in determining whether an obligation exists and whether a provision should be recognised as at the reporting date, in accordance with the accounting criteria set under Accounting Standard 29 - Provisions, Contingent Liabilities and Contingent Assets ('AS 29'), or whether it needs to be disclosed as a contingent liability. Further, significant judgements are also involved in measuring such obligations, the most significant of which are: ➢ Assessment of Liability: Judgement is involved in determination of whether outflow in respect of identified material matters are probable and can be estimated reliably. ➢ Adequacy of provisions: The appropriateness of assumption and judgements used in estimation of significant provisions; and ➢ Adequacy of disclosures of provision for liabilities and charges, and contingent liabilities. The Bank's assessment is supported by the facts of matter, their own judgement, experience, and advises from legal and independent tax consultants wherever considered necessary.	Our Audit procedures with respect to this matter included: Tested the design and operating effectiveness of the Bank's key controls over the estimation, monitoring and disclosure of provisions and contingent liabilities on test check basis. Our substantive audit procedures included and were not limited to the following: ➢ Obtained an understanding of Bank's process for determining tax liabilities, tax provisions and contingent liabilities pertaining to legal and taxation matters; ➢ Obtained a list of cases /matters in respect of which the litigations were outstanding as at reporting date: • For significant legal matters, we obtained external confirmations and corroborated with management's documented conclusions on the assessment of outstanding litigations against the Bank; • For significant taxation matters, we involved our tax specialists to gain an understanding of status of the litigations including understanding of various orders/ notices received by the Bank and management's grounds of appeals before the relevant appellate authorities.

INDEPENDENT AUDITOR'S REPORT *(Contd.)*

Key Audit Matter	How our audit addressed the key audit matters
Since the assessment of these open litigations requires significant level of judgement in interpretation of law, we have included this as a key audit matter.	➢ Evaluated the merit of the subject matter under consideration with reference to the grounds presented therein and available independent legal / tax advice; ➢ Inquired with appropriate level of the management including status update, expectation of outcomes with the basis, and the future course of action contemplated by the Bank; ➢ Reviewed minutes of meetings with Board, and Audit committee in this regard ➢ Agreed underlying tax balances to supporting documentation including correspondence with the Tax authorities; and ➢ Assessed the appropriateness & adequacy of disclosures within the standalone financial statements in accordance with the applicable accounting standards and requirements of RBI in this regard.
Information Technology ('IT') systems and controls impacting financial controls.	
The Bank has a complex IT architecture to support its day-to-day business operations. High volume of transactions are processed and recorded on single or multiple applications. The reliability and security of IT systems plays a key role in the business operations of the Bank. Since large volume of transactions are processed daily, the IT controls are required to ensure that applications process data as expected and that changes are made in an appropriate manner. Appropriate IT general controls and application controls are required to ensure that such IT systems are able to process the data, as required, completely, accurately and consistently for reliable financial reporting. We have identified 'IT systems and controls' as key audit matter because of the high level automation, significant number of systems being used by the management and the complexity of the IT architecture and its impact on the financial reporting system.	Our Audit procedures with respect to this matter included: For testing the IT general controls, application controls and IT dependent manual controls, we involved IT specialists as part of the audit. The team also assisted in testing the accuracy of the information produced by the Bank's IT systems. Obtained a comprehensive understanding of IT applications landscape implemented at the Bank. It was followed by process understanding, mapping of applications to the same and understanding financial risks posed by people-process and technology. Key IT audit procedures includes testing design and operating effectiveness of key controls operating over user access management (which includes user access provisioning, de-provisioning, access review, password configuration review, segregation of duties and privilege access), change management (which include change release in production environment are compliant to the defined procedures and segregation of environment is ensured), program development (which include review of data migration activity), computer operations (which includes testing of key controls pertaining to, backup, batch processing (including interface testing), incident management and data centre security), system interface controls. This included testing that requests for access to systems were appropriately logged, reviewed, and authorized.

Key Audit Matter	How our audit addressed the key audit matters
	In addition to the above, the design and operating effectiveness of certain automated controls, that were considered as key internal system controls over financial reporting were tested. Using various techniques such as inquiry, review of documentation / record / reports, observation, and re-performance. We also tested few controls using negative testing technique. Tested compensating controls and performed alternate procedures, where necessary. In addition, understood where relevant changes made to the IT landscape during the audit period.

Information Other than the Standalone Financial Statements and Auditor's Report Thereon

6. The Bank's Board of Directors are responsible for the other information. The other information comprises the information included in the Annual Report but does not include the standalone financial statements and our auditor's report thereon. The Annual Report is expected to be made available to us after the date of this auditor's report.

   Our opinion on the standalone financial statements does not cover the other information and we will not express any form of assurance conclusion thereon.

   In connection with our audit of the standalone financial statements, our responsibility is to read the other information identified above when it becomes available and, in doing so, consider whether the other information is materially inconsistent with the standalone financial statements, or knowledge obtained in the audit, or otherwise appears to be materially misstated.

   When we read the Annual Report, if we conclude that there is a material misstatement therein, we are required to communicate the matter to those charged with governance and take appropriate action as applicable under the relevant laws and regulations.

Responsibilities of Management and Those Charged with Governance for the Standalone Financial Statements

7. The Bank's Board of Directors are responsible for the matters stated in section 134(5) of the Act with respect to the preparation and presentation of these standalone financial statements that give a true and fair view of the financial position, financial performance, and cash flows of the Bank in accordance with accounting principles generally accepted in India, including the Accounting Standards specified under section 133 of the Act, read with the Companies (Accounting Standards) Rules, 2021, and provisions of Section 29 of the Banking Regulation Act, 1949 and circulars and guidelines issued by the RBI from time to time ('RBI Guidelines'). This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act and the RBI Guidelines for safeguarding of the assets of the Bank and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgements and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the standalone financial statement that give a true and fair view and are free from material misstatement, whether due to fraud or error.

8. In preparing the standalone financial statements, Board of Directors are responsible for assessing the Bank's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intend to liquidate the Bank or to cease operations, or has no realistic alternative but to do so.

INDEPENDENT AUDITOR'S REPORT *(Contd.)*

9. The Board of Directors are also responsible for overseeing the Bank's financial reporting process.

Auditor's Responsibilities for the Audit of the Standalone Financial Statements

10. Our objectives are to obtain reasonable assurance about whether the standalone financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these standalone financial statements.

11. As part of an audit in accordance with SAs, we exercise professional judgement and maintain professional skepticism throughout the audit. We also:

    - Identify and assess the risks of material misstatement of the standalone financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;
    - Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the Bank has adequate internal financial controls with reference to standalone financial statements in place and the operating effectiveness of such controls;
    - Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Management;
    - Conclude on the appropriateness of the Management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the standalone financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Bank to cease to continue as a going concern;
    - Evaluate the overall presentation, structure and content of the standalone financial statements, including the disclosures, and whether the standalone financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

12. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

13. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

14. From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the standalone financial statements of the current year, and are therefore, the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on Other Legal and Regulatory Requirements

15. The Balance Sheet and the Profit and Loss Account have been drawn up in accordance with the provisions of Section 29 of the Banking Regulation Act, 1949 and Section 133 of the Act and the relevant rules issued thereunder.

16. As required by sub-section (3) of section 30 of the Banking Regulation Act, 1949, we report that:

    a. We have obtained all the information and explanations which, to the best of our knowledge and belief, were necessary for the purpose of our audit and have found them to be satisfactory;

    b. The transactions of the Bank, which have come to our notice, have been within the powers of the Bank.

    c. Since the key operations of the Bank are automated with the key applications integrated to the core banking system, the audit is carried out centrally as all the necessary records and data required for the purposes of our audit are available therein. We have visited 165 branches to examine the records maintained at the branches for the purpose of our audit.

17. As required by Section 143(3) of the Act, we report that:

    a. We have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;

    b. In our opinion, proper books of account as required by law have been kept by the Bank so far as it appears from our examination of those books;

    c. The Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this Report are in agreement with the books of account;

    d. In our opinion, the aforesaid standalone financial statements comply with the Accounting Standards specified under Section 133 of the Act read with relevant rules issued thereunder, to the extent they are not inconsistent with the accounting policies prescribed by the RBI;

    e. On the basis of the written representations received from the directors as on 31 March 2024 taken on record by the Board of Directors, none of the directors are disqualified as on 31 March 2024 from being appointed as a director in terms of Section 164(2) of the Act;

    f. With respect to the adequacy of the internal financial controls with reference to standalone financial statements of the Bank and the operating effectiveness of such controls, refer to our separate Report in "Annexure A"; and

    g. With respect to the other matters to be included in the Auditor's Report in accordance with Rule 11 of the Companies (Audit and Auditors) Rules, 2014 (as amended), in our opinion and to the best of our information and according to the explanations given to us:

        i. The Bank has disclosed the impact of pending litigations on its financial position in its standalone financial statements (Refer Schedule 12, Schedule 17(12) and Schedule 18(42));

        ii. The Bank has made provision, as required under the applicable law or accounting standards, for material foreseeable losses, if any, on long-term contracts including derivative contracts ((Refer Schedule 17(12) and Schedule 18(42));

        iii. There has been no delay in transferring amounts, required to be transferred, to the Investor Education and Protection Fund by the Bank during the year ended 31 March 2024;

        iv. (1) The Management has represented that, to the best of its knowledge and belief, as disclosed in schedule 18(59) to the standalone financial statements, no funds have been advanced or loaned or invested (either from borrowed funds or share premium or any other sources or kind of funds) by the Bank to or in any other person(s) or entity(ies), including foreign entities ('Intermediaries'), with the understanding, whether recorded in writing or otherwise, that the Intermediary shall, whether directly or indirectly lend or invest in other persons or entities identified in any manner whatsoever by or on

INDEPENDENT AUDITOR'S REPORT *(Contd.)*

behalf of the Bank ("Ultimate Beneficiaries") or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries;

(2) The Management has represented that, to the best of it's knowledge and belief, as disclosed in schedule 18(59) to the standalone financial statements, no funds have been received by the Bank from any person(s)/entity(ies), including foreign entities ("Funding Parties"), that the Bank has directly or indirectly, lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Funding Party ("Ultimate Beneficiaries") or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries; and

(3) Based on such audit procedures performed, as considered reasonable and appropriate in the circumstances, nothing has come to our attention that causes us to believe that the management representations under sub-clauses (1) and (2) above contain any material misstatement.

v. The Bank has declared and paid dividend during the year which is in compliance with section 123 of the Act and the Banking Regulation Act, 1949.

vi. Based on our examination which included test checks, the Bank has used an accounting softwares for maintaining its books of account which has a feature of recording audit trail (edit log) facility, and the same has operated throughout the year for all relevant transactions recorded in the softwares. Further, during the course of our audit we did not come across any instance of audit trail feature being tampered with.

h. With respect to the other matters to be included in the Auditor's Report in accordance with the requirements of Section 197(16) of the Act, as amended, the Bank is a banking Company as defined under Banking Regulation Act, 1949. Accordingly, the requirements prescribed under Section 197 of the Act do not apply.

For M S K A & Associates
Chartered Accountants
ICAI Firm Registration No. 105047W

Tushar Kurani
Partner
Membership Number.: 118580
UDIN: 24118580BKFLYA4385

Place: Mumbai
Date: 27 April 2024

For KKC & Associates LLP
Chartered Accountants
(Formerly Khimji Kunverji & Co LLP)
ICAI Firm Registration No.105146W/W100621

Vinit Jain
Partner
Membership Number.: 145911
UDIN: 24145911BKFXMP7792

Place: Mumbai
Date: 27 April 2024

Annexure "A" to the Independent Auditor's report on the Standalone Financial Statements of ICICI Bank Limited for the year ended 31 March 2024

[Referred to in paragraph "17(f)" under 'Report on Other Legal and Regulatory Requirements' section of our report of even date]

Report on the Internal Financial Controls with reference to the aforesaid Standalone Financial Statements under Clause (i) of Sub-section 3 of Section 143 of the Companies Act, 2013.

Opinion

1. We have audited the internal financial controls with reference to standalone financial statements of ICICI Bank Limited ("the Bank") as at 31 March 2024 in conjunction with our audit of the standalone financial statements of the Bank for the year ended on that date.

2. In our opinion, the Bank has, in all material respects, an adequate internal financial controls with reference to standalone financial statements and such internal financial controls with reference to standalone financial statements were operating effectively as at 31 March 2024, based on the internal control with reference to standalone financial statements criteria established by the Bank considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the Institute of Chartered Accountants of India (ICAI) (the "Guidance Note").

Management's Responsibility for Internal Financial Controls

3. The Bank's Management is responsible for establishing and maintaining internal financial controls based on the internal control with reference to standalone financial statements criteria established by the Bank considering the essential components of internal control stated in the Guidance Note. These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to Bank's policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Act.

Auditor's Responsibility

4. Our responsibility is to express an opinion on the Bank's internal financial controls with reference to standalone financial statements based on our audit. We conducted our audit in accordance with the Guidance Note and the Standards on Auditing, issued by ICAI and deemed to be prescribed under section 143(10) of the Act, to the extent applicable to an audit of internal financial controls. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls with reference to standalone financial statements was established and maintained and if such controls operated effectively in all material respects.

5. Our audit involves performing procedures to obtain audit evidence about the adequacy of internal financial controls with reference to standalone financial statements and their operating effectiveness. Our audit of internal financial controls with reference to standalone financial statements included obtaining an understanding of internal financial controls with reference to standalone financial statements, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the standalone financial statements, whether due to fraud or error.

6. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the Bank's internal financial controls with reference to standalone financial statements.

Meaning of Internal Financial Controls with Reference to Standalone Financial Statements

7. Bank's internal financial control with reference to standalone financial statements is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of standalone financial statements for external purposes in accordance with generally accepted accounting principles. A Bank's internal financial control with reference to standalone financial statements includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and

Annexure A *(Contd.)*

dispositions of the assets of the bank; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of standalone financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the bank are being made only in accordance with authorizations of management and directors of the bank; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the bank's assets that could have a material effect on the standalone financial statements.

Inherent Limitations of Internal Financial Controls with Reference to Standalone Financial Statements

8. Because of the inherent limitations of internal financial controls with reference to standalone financial statements, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls with reference to standalone financial statements to future periods are subject to the risk that the internal financial control with reference to standalone financial statements may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

For M S K A & Associates
Chartered Accountants
ICAI Firm Registration No. 105047W

Tushar Kurani
Partner
Membership Number.: 118580
UDIN: 24118580BKFLYA4385

Place: Mumbai
Date: 27 April 2024

For KKC & Associates LLP
Chartered Accountants
(Formerly Khimji Kunverji & Co LLP)
ICAI Firm Registration No.105146W/W100621

Vinit Jain
Partner
Membership Number.: 145911
UDIN: 24145911BKFXMP7792

Place: Mumbai
Date: 27 April 2024

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

BALANCE SHEET

at March 31, 2024

₹ in '000s

	Schedule	At 31.03.2024	At 31.03.2023
CAPITAL AND LIABILITIES			
Capital	1	**14,046,790**	13,967,750
Employees stock options outstanding	1A	**14,053,180**	7,608,859
Reserves and surplus	2	**2,355,893,246**	1,985,577,170
Deposits	3	**14,128,249,513**	11,808,406,972
Borrowings	4	**1,249,675,779**	1,193,254,936
Other liabilities and provisions	5	**953,227,258**	833,250,836
TOTAL CAPITAL AND LIABILITIES		**18,715,145,766**	**15,842,066,523**
ASSETS			
Cash and balances with Reserve Bank of India	6	**897,116,960**	685,261,721
Balances with banks and money at call and short notice	7	**502,143,120**	509,121,002
Investments	8	**4,619,422,722**	3,623,297,355
Advances	9	**11,844,063,894**	10,196,383,053
Fixed assets	10	**108,598,403**	95,998,412
Other assets	11	**743,800,667**	732,004,980
TOTAL ASSETS		**18,715,145,766**	**15,842,066,523**
Contingent liabilities	12	**46,557,617,752**	42,831,654,487
Bills for collection		**1,007,917,603**	864,547,740
Significant accounting policies and notes to accounts	17 & 18		

The Schedules referred to above form an integral part of the Standalone Balance Sheet.

As per our Report of even date.

For M S K A & Associates
Chartered Accountants
ICAI Firm Registration no.: 105047W

Tushar Kurani
Partner
Membership no.: 118580

For KKC & Associates LLP
Chartered Accountants
ICAI Firm Registration no.:
105146W/W100621

Vinit Jain
Partner
Membership no.: 145911

For and on behalf of the Board of Directors

Girish Chandra Chaturvedi
Chairman
DIN-00110996

Uday M. Chitale
Director
DIN-00043268

Sandeep Bakhshi
Managing Director & CEO
DIN-00109206

Rakesh Jha
Executive Director
DIN-00042075

Sandeep Batra
Executive Director
DIN-03620913

Ajay Kumar Gupta
Executive Director
DIN-07580795

Anindya Banerjee
Group Chief Financial Officer

Prachiti Lalingkar
Company Secretary

Rajendra Khandelwal
Chief Accountant

Mumbai
April 27, 2024

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

PROFIT AND LOSS ACCOUNT

for the year ended March 31, 2024

₹ in '000s

	Schedule	Year ended 31.03.2024	Year ended 31.03.2023
I. INCOME			
Interest earned	13	**1,428,909,420**	1,092,313,380
Other income	14	**229,577,689**	198,314,479
TOTAL INCOME		**1,658,487,109**	**1,290,627,859**
II. EXPENDITURE			
Interest expended	15	**685,852,236**	471,027,360
Operating expenses	16	**391,327,336**	328,732,391
Provisions and contingencies (refer note 18.42)		**172,424,843**	171,903,146
TOTAL EXPENDITURE		**1,249,604,415**	**971,662,897**
III. PROFIT/(LOSS)			
Net profit/(loss) for the period/year		**408,882,694**	318,964,962
Profit brought forward		**563,569,883**	436,713,394
TOTAL PROFIT/(LOSS)		**972,452,577**	**755,678,356**
IV. APPROPRIATIONS/TRANSFERS			
Transfer to Statutory Reserve		**102,221,000**	79,742,000
Transfer to Capital Reserve		**332,500**	878,200
Transfer to/(from) Investment Fluctuation Reserve		**9,927,900**	1,043,810
Transfer to Revenue and other reserves		**-**	50,000,000
Transfer to Special Reserve		**30,208,000**	25,650,000
Dividend paid during the period/year		**55,985,964**	34,794,463
Balance carried over to balance sheet		**773,777,213**	563,569,883
TOTAL		**972,452,577**	**755,678,356**
Significant accounting policies and notes to accounts	17 & 18		
Earnings per share (refer note 18.1)			
Basic (₹)		**58.38**	45.79
Diluted (₹)		**57.33**	44.89
Face value per share (₹)		**2.00**	2.00

The Schedules referred to above form an integral part of the Standalone Profit and Loss Account.

As per our Report of even date.

For M S K A & Associates
Chartered Accountants
ICAI Firm Registration no.: 105047W

Tushar Kurani
Partner
Membership no.: 118580

For KKC & Associates LLP
Chartered Accountants
ICAI Firm Registration no.: 105146W/W100621

Vinit Jain
Partner
Membership no.: 145911

Mumbai
April 27, 2024

For and on behalf of the Board of Directors

Girish Chandra Chaturvedi
Chairman
DIN-00110996

Uday M. Chitale
Director
DIN-00043268

Sandeep Bakhshi
Managing Director & CEO
DIN-00109206

Rakesh Jha
Executive Director
DIN-00042075

Sandeep Batra
Executive Director
DIN-03620913

Ajay Kumar Gupta
Executive Director
DIN-07580795

Anindya Banerjee
Group Chief Financial Officer

Prachiti Lalingkar
Company Secretary

Rajendra Khandelwal
Chief Accountant

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

CASH FLOW STATEMENT

for the year ended March 31, 2024

₹ in '000s

		Year ended 31.03.2024	Year ended 31.03.2023
Cash flow from/(used in) operating activities			
Profit/(loss) before taxes		**544,878,310**	424,212,254
Adjustments for:			
Depreciation and amortisation		**17,228,733**	14,446,815
Net (appreciation)/depreciation on investments		**15,652,829**	25,947,137
Provision in respect of non-performing and other assets		**9,447,877**	(6,222,899)
General provision for standard assets		**11,548,326**	5,795,607
Provision for contingencies & others		**8,545,128**	54,087,695
Employee Stock Options Expense		**7,028,323**	5,172,383
Income from subsidiaries and consolidated entities		**(20,729,074)**	(17,845,592)
(Profit)/loss on sale of fixed assets		**(143,368)**	(534,906)
	(i)	**593,457,084**	**505,058,494**
Adjustments for:			
(Increase)/decrease in investments		**(388,852,304)**	118,142,776
(Increase)/decrease in advances		**(1,661,040,967)**	(1,606,959,156)
Increase/(decrease) in deposits		**2,319,842,540**	1,162,749,545
(Increase)/decrease in other assets		**(36,562,549)**	(87,869,550)
Increase/(decrease) in other liabilities and provisions		**100,573,306**	82,944,583
	(ii)	**333,960,026**	**(330,991,802)**
Refund/(payment) of direct taxes	(iii)	**(110,851,174)**	**(97,163,542)**
Net cash flow from/(used in) operating activities (i)+(ii)+(iii)	(A)	**816,565,936**	**76,903,150**
Cash flow from/(used in) investing activities			
Redemption/sale from/(investments in) subsidiaries (including application money)		**(28,239,282)**	(5,299,820)
Income from subsidiaries, joint ventures and consolidated entities		**20,729,074**	17,845,592
Purchase of fixed assets		**(28,747,829)**	(20,200,892)
Proceeds from sale of fixed assets		**544,801**	2,815,987
(Purchase)/sale of held-to-maturity securities		**(590,774,362)**	(652,674,032)
Net cash flow from/(used in) investing activities	(B)	**(626,487,598)**	(657,513,165)
Cash flow from/(used in) financing activities			
Proceeds from issue of share capital (including ESOPs)		**11,708,675**	9,420,691
Proceeds from long-term borrowings		**292,840,729**	329,872,556
Repayment of long-term borrowings		**(320,339,104)**	(183,073,266)
Net proceeds/(repayment) of short-term borrowings		**82,534,163**	(27,161,726)
Dividend paid		**(55,985,964)**	(34,794,463)
Net cash flow from/(used in) financing activities	(C)	**10,758,499**	**94,263,792**

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

CASH FLOW STATEMENT

for the year ended March 31, 2024 *(Contd.)*

₹ in '000s

		Year ended 31.03.2024	Year ended 31.03.2023
Effect of exchange fluctuation on translation reserve	(D)	**4,040,520**	**2,505,314**
Net increase/(decrease) in cash and cash equivalents (A) + (B) + (C) + (D)		**204,877,357**	**(483,840,909)**
Cash and cash equivalents at beginning of the year		**1,194,382,723**	**1,678,223,632**
Cash and cash equivalents at end of the year		**1,399,260,080**	**1,194,382,723**

1. *Cash and cash equivalents include cash in hand, foreign currency notes, balances with RBI, balances with other banks and money at call and short notice.*

As per our Report of even date.

For M S K A & Associates
Chartered Accountants
ICAI Firm Registration no.: 105047W

Tushar Kurani
Partner
Membership no.: 118580

For KKC & Associates LLP
Chartered Accountants
ICAI Firm Registration no.:
105146W/W100621

Vinit Jain
Partner
Membership no.: 145911

Mumbai
April 27, 2024

For and on behalf of the Board of Directors

Girish Chandra Chaturvedi
Chairman
DIN-00110996

Uday M. Chitale
Director
DIN-00043268

Sandeep Bakhshi
Managing Director & CEO
DIN-00109206

Rakesh Jha
Executive Director
DIN-00042075

Sandeep Batra
Executive Director
DIN-03620913

Ajay Kumar Gupta
Executive Director
DIN-07580795

Anindya Banerjee
Group Chief Financial Officer

Prachiti Lalingkar
Company Secretary

Rajendra Khandelwal
Chief Accountant

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Balance Sheet

₹ in '000s

	At 31.03.2024	At 31.03.2023
SCHEDULE 1 - CAPITAL		
Authorised capital		
12,500,000,000 equity shares of ₹ 2 each (March 31, 2023: 12,500,000,000 equity shares of ₹ 2 each)	**25,000,000**	25,000,000
Equity share capital		
Issued, subscribed and paid-up capital		
6,982,815,731 equity shares of ₹ 2 each (March 31, 2023: 6,948,771,375 equity shares)	**13,965,631**	13,897,543
Add: 39,519,912 equity shares of ₹ 2 each (March 31, 2023: 34,044,356 equity shares) issued during the year	**79,040**	68,088
	14,044,671	**13,965,631**
Add: Forfeited equity shares[1]	**2,119**	2,119
TOTAL CAPITAL	**14,046,790**	**13,967,750**

1. *On account of forfeiture of 266,089 equity shares of ₹ 10 each.*

₹ in '000s

	At 31.03.2024	At 31.03.2023
SCHEDULE 1A - EMPLOYEES STOCK OPTIONS OUTSTANDING		
Opening balance	**7,608,859**	2,664,141
Additions during the year[1]	**7,028,323**	5,172,383
Deductions during the year[2]	**(584,002)**	(227,665)
Closing balance	**14,053,180**	**7,608,859**

1. *Represents cost of employee stock options/units recognised during the year.*
2. *Represents amount transferred to securities premium on account of exercise of employee stock options and to General Reserve on lapses of employee stock options.*

₹ in '000s

	At 31.03.2024	At 31.03.2023
SCHEDULE 2 - RESERVES AND SURPLUS		
I. Statutory reserve		
Opening balance	**435,778,519**	356,036,519
Additions during the year	**102,221,000**	79,742,000
Deductions during the year	**-**	-
Closing balance	**537,999,519**	**435,778,519**
II. Special reserve		
Opening balance	**154,490,000**	128,840,000
Additions during the year	**30,208,000**	25,650,000
Deductions during the year	**-**	-
Closing balance	**184,698,000**	**154,490,000**
III. Securities premium		
Opening balance	**505,830,228**	496,253,897
Additions during the year[1]	**12,206,166**	9,576,331
Deductions during the year	**-**	-
Closing balance	**518,036,394**	**505,830,228**

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Balance Sheet *(Contd.)*

₹ in '000s

	At 31.03.2024	At 31.03.2023
IV. Investment reserve account		
Opening balance	**-**	-
Additions during the year	**-**	-
Deductions during the year	**-**	-
Closing balance	**-**	**-**
V. Investment fluctuation reserve[2]		
Opening balance	**21,758,809**	20,714,999
Additions during the year	**9,927,900**	1,043,810
Deductions during the year	**-**	-
Closing balance	**31,686,709**	**21,758,809**
VI. Capital reserve		
Opening balance	**150,418,662**	149,540,462
Additions during the year[3]	**332,500**	878,200
Deductions during the year	**-**	-
Closing balance	**150,751,162**	**150,418,662**
VII. Capital redemption reserve		
Opening balance	**3,500,000**	3,500,000
Additions during the year	**-**	-
Deductions during the year	**-**	-
Closing balance	**3,500,000**	**3,500,000**
VIII. Foreign currency translation reserve		
Opening balance	**10,238,275**	7,732,961
Additions during the year[4]	**4,040,520**	2,505,314
Deductions during the year	**-**	-
Closing balance	**14,278,795**	**10,238,275**
IX. Revaluation reserve		
Opening balance	**30,624,626**	31,956,593
Additions during the year[5]	**1,174,473**	839,516
Deductions during the year[6]	**(965,562)**	(2,171,483)
Closing balance	**30,833,537**	**30,624,626**
X. Revenue and other reserves		
Opening balance	**109,368,168**	57,267,116
Additions during the year[7]	**963,749**	52,101,052
Deductions during the year	**-**	-
Closing balance	**110,331,917**	**109,368,168**
XI. Balance in profit and loss account	**773,777,213**	563,569,883
TOTAL RESERVES AND SURPLUS	**2,355,893,246**	**1,985,577,170**

1. *Includes amount on account of exercise of employee stock options.*
2. *Represents amount transferred to Investment Fluctuation Reserve (IFR) on net profit on sale of AFS and HFT investments during the period. The amount not less than the lower of net profit on sale of AFS and HFT category investments during the period or net profit for the period less mandatory appropriations is required to be transferred to IFR, until the amount of IFR is at least 2% of the HFT and AFS portfolio.*
3. *Represents appropriations made for profit on sale of investments in held-to-maturity category and profit on sale of land and buildings, net of taxes and transfer to statutory reserve.*
4. *Includes transfer of accumulated translation loss of ₹ 3,396.6 million related to closure of Bank's Offshore Banking Unit, SEEPZ Mumbai, to profit and loss account in terms of Accounting Standard 11 - The Effects of Changes in Foreign Exchange Rates.*
5. *Represents gain on revaluation of premises carried out by the Bank.*
6. *Includes amount transferred from revaluation reserve to general reserve on account of incremental depreciation charge on revaluation and revaluation surplus on premises sold. Also includes the amount of loss on revaluation of certain assets which were held for sale.*
7. *Includes amount transferred from Employee Stock Options outstanding to general reserve on lapses of employee stock options during the period.*

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Balance Sheet *(Contd.)*

₹ in '000s

	At 31.03.2024	At 31.03.2023
SCHEDULE 3 - DEPOSITS		
A. I. Demand deposits		
i) From banks	**47,943,206**	49,917,686
ii) From others	**1,887,779,486**	1,564,941,951
II. Savings bank deposits	**4,022,998,921**	3,797,758,853
III. Term deposits		
i) From banks	**208,627,693**	113,475,314
ii) From others	**7,960,900,207**	6,282,313,168
TOTAL DEPOSITS	**14,128,249,513**	**11,808,406,972**
B. I. Deposits of branches in India	**13,976,772,353**	11,660,582,193
II. Deposits of branches outside India	**151,477,160**	147,824,779
TOTAL DEPOSITS	**14,128,249,513**	**11,808,406,972**

₹ in '000s

	At 31.03.2024	At 31.03.2023
SCHEDULE 4 - BORROWINGS		
I. Borrowings in India		
i) Reserve Bank of India[1]	**-**	-
ii) Other banks	**20,851,250**	-
iii) Financial institutions[2]	**387,143,200**	355,946,900
iv) Borrowings in the form of bonds and debentures (excluding subordinated debt)	**461,120,224**	460,418,579
v) Capital instruments		
a) Innovative Perpetual Debt Instruments (IPDI) (qualifying as additional Tier 1 capital)	**-**	51,400,000
b) Unsecured redeemable debentures/bonds (subordinated debt included in Tier 2 capital)	**28,497,430**	31,409,320
TOTAL BORROWINGS IN INDIA	**897,612,104**	**899,174,799**
II. Borrowings outside India		
i) Bonds and notes	**133,372,570**	131,367,581
ii) Other borrowings	**218,691,105**	162,712,556
TOTAL BORROWINGS OUTSIDE INDIA	**352,063,675**	**294,080,137**
TOTAL BORROWINGS	**1,249,675,779**	**1,193,254,936**

1. *Represents borrowings made under Liquidity Adjustment Facility (LAF).*
2. *Includes borrowings made under repo and refinance.*
3. *Secured borrowings in I and II above amount to Nil (March 31, 2023: Nil) and no borrowings made under market repurchase transactions (including tri-party repo) with banks and financial institutions and transactions under liquidity adjustment facility and marginal standing facility (March 31, 2023: Nil)*

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Balance Sheet *(Contd.)*

₹ in '000s

		At 31.03.2024	At 31.03.2023
SCHEDULE 5 - OTHER LIABILITIES AND PROVISIONS			
I.	Bills payable	**126,731,523**	134,783,012
II.	Inter-office adjustments (net)	**420,905**	3,228,016
III.	Interest accrued	**34,150,501**	30,423,631
IV.	Sundry creditors	**197,250,382**	167,703,280
V.	General provision for standard assets (refer note 18.20)	**58,631,606**	47,022,362
VI.	Unrealised loss on foreign exchange and derivative contracts[1]	**173,575,855**	178,698,973
VII.	Others (including provisions)[2]	**362,466,486**	271,391,562
TOTAL OTHER LIABILITIES AND PROVISIONS		**953,227,258**	**833,250,836**

1. *Gross unrealised gain on foreign exchange and derivative contracts is disclosed under Schedule 11 - Other assets.*
2. *Includes contingency provision amounting to ₹ 131,000.0 million (March 31, 2023: ₹ 131,000.0 million) and specific provision for standard loans amounting to ₹ 9,795.3 million (March 31, 2023: ₹ 14,946.9 million).*

₹ in '000s

			At 31.03.2024	At 31.03.2023
SCHEDULE 6 - CASH AND BALANCES WITH RESERVE BANK OF INDIA				
I.	Cash in hand (including foreign currency notes)		**87,516,682**	85,594,376
II.	Balances with Reserve Bank of India			
	(a)	in current account	**625,010,278**	480,247,345
	(b)	in other accounts[1]	**184,590,000**	119,420,000
TOTAL CASH AND BALANCES WITH RESERVE BANK OF INDIA			**897,116,960**	**685,261,721**

1. *Represents lending under Liquidity Adjustment Facility (LAF) and Standing Deposit Facility (SDF).*

₹ in '000s

				At 31.03.2024	At 31.03.2023
SCHEDULE 7 - BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE					
I.	**In India**				
	i)	Balances with banks			
		a)	In current accounts	**84,825**	1,161,580
		b)	In other deposit accounts	**1,185,000**	39,768,173
	ii)	Money at call and short notice			
		a)	With banks	**4,170,250**	8,217,000
		b)	With other institutions[1]	**122,517,010**	6,000,000
TOTAL				**127,957,085**	**55,146,753**
II.	**Outside India**				
	i)	In current accounts		**200,907,593**	283,001,318
	ii)	In other deposit accounts		**80,071,639**	26,708,047
	iii)	Money at call and short notice		**93,206,803**	144,264,884
TOTAL				**374,186,035**	**453,974,249**
TOTAL BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE				**502,143,120**	**509,121,002**

1. *Includes lending under reverse repo.*

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Balance Sheet *(Contd.)*

₹ in '000s

		At 31.03.2024	At 31.03.2023
SCHEDULE 8 - INVESTMENTS			
I.	**Investments in India [net of provisions]**		
	i) Government securities	**3,755,955,316**	3,057,772,845
	ii) Other approved securities	**-**	-
	iii) Shares (includes equity and preference shares)	**26,796,577**	21,711,915
	iv) Debentures and bonds (including commercial paper and certificate of deposits)	**472,649,378**	288,094,031
	v) Subsidiaries and/or joint ventures	**97,153,369**	68,914,088
	vi) Others (mutual fund units, pass through certificates, security receipts, and other related investments)	**190,131,026**	105,787,007
TOTAL INVESTMENTS IN INDIA		**4,542,685,666**	**3,542,279,886**
II.	**Investments outside India [net of provisions]**		
	i) Government securities	**39,849,260**	42,389,373
	ii) Subsidiaries and/or joint ventures abroad (includes equity and preference shares)	**19,698,901**	19,698,901
	iii) Others (equity shares, bonds and certificate of deposits)	**17,188,895**	18,929,195
TOTAL INVESTMENTS OUTSIDE INDIA		**76,737,056**	**81,017,469**
TOTAL INVESTMENTS		**4,619,422,722**	**3,623,297,355**
A.	**Investments in India**		
	Gross value of investments	**4,602,653,199**	3,599,811,662
	Less: Aggregate of provision/depreciation/(appreciation)	**59,967,533**	57,531,776
	Net investments	**4,542,685,666**	**3,542,279,886**
B.	**Investments outside India**		
	Gross value of investments	**80,601,949**	85,062,773
	Less: Aggregate of provision/depreciation/(appreciation)	**3,864,893**	4,045,304
	Net investments	**76,737,056**	**81,017,469**
TOTAL INVESTMENTS		**4,619,422,722**	**3,623,297,355**

FINANCIAL STATEMENTS OF ICICI BANK LIMITED
SCHEDULES
forming part of the Standalone Balance Sheet *(Contd.)*

₹ in '000s

					At 31.03.2024	At 31.03.2023
SCHEDULE 9 - ADVANCES [net of provisions]						
A.	i)	Bills purchased and discounted[1]			**495,231,226**	495,756,534
	ii)	Cash credits, overdrafts and loans repayable on demand			**3,438,535,695**	2,799,818,550
	iii)	Term loans			**7,910,296,973**	6,900,807,969
TOTAL ADVANCES					**11,844,063,894**	**10,196,383,053**
B.	i)	Secured by tangible assets (includes advances against book debts)			**8,309,588,182**	7,123,779,285
	ii)	Covered by bank/government guarantees			**85,833,280**	153,940,219
	iii)	Unsecured			**3,448,642,432**	2,918,663,549
TOTAL ADVANCES					**11,844,063,894**	**10,196,383,053**
C.	**I.**	**Advances in India**				
	i)	Priority sector			**3,739,060,521**	2,807,812,582
	ii)	Public sector			**510,801,139**	516,152,443
	iii)	Banks			**16,359,843**	7,698,171
	iv)	Others			**7,243,335,298**	6,523,615,093
TOTAL ADVANCES IN INDIA					**11,509,556,801**	**9,855,278,289**
	II.	**Advances outside India**				
		i)	Due from banks		**-**	-
		ii)	Due from others			
			a)	Bills purchased and discounted	**112,888,198**	151,133,779
			b)	Syndicated and term loans	**107,091,606**	101,434,591
			c)	Others	**114,527,289**	88,536,394
TOTAL ADVANCES OUTSIDE INDIA					**334,507,093**	**341,104,764**
TOTAL ADVANCES					**11,844,063,894**	**10,196,383,053**

1. Net of bills re-discounted amounting to ₹ 5,000.0 million (March 31, 2023: ₹ 10,000.0 million).

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Balance Sheet *(Contd.)*

₹ in '000s

	At 31.03.2024	At 31.03.2023
SCHEDULE 10 - FIXED ASSETS		
I. Premises		
Gross block		
At cost at March 31 of preceding year	**81,224,390**	81,486,941
Additions during the year[1]	**4,367,362**	2,401,505
Deductions during the year	**(805,718)**	(2,664,056)
Closing balance	**84,786,034**	**81,224,390**
Depreciation		
At March 31 of preceding year	**21,887,776**	20,180,009
Charge during the year[2]	**2,569,852**	2,154,851
Deductions during the year	**(500,864)**	(447,084)
Total depreciation	**23,956,764**	**21,887,776**
Net block[3]	**60,829,270**	**59,336,614**
II. Other fixed assets (including furniture and fixtures)		
Gross block		
At cost at March 31 of preceding year	**98,422,944**	88,772,438
Additions during the year	**25,274,036**	15,409,102
Deductions during the year	**(3,554,179)**	(5,758,596)
Closing balance	**120,142,801**	**98,422,944**
Depreciation		
At March 31 of preceding year	**64,827,902**	59,595,871
Charge during the year	**13,857,226**	10,893,499
Deductions during the year	**(3,445,233)**	(5,661,468)
Total depreciation	**75,239,895**	**64,827,902**
Net block	**44,902,906**	**33,595,042**
III. Lease assets		
Gross block		
At cost at March 31 of preceding year	**17,902,406**	17,890,746
Additions during the year	**531**	11,660
Deductions during the year	**(2,650)**	-
Closing balance[4]	**17,900,287**	**17,902,406**
Depreciation		
At March 31 of preceding year	**14,835,650**	14,636,086
Charge during the year	**199,375**	199,564
Deductions during the year	**(965)**	-
Total depreciation, accumulated lease adjustment and provisions	**15,034,060**	**14,835,650**
Net block	**2,866,227**	**3,066,756**
TOTAL FIXED ASSETS	**108,598,403**	**95,998,412**

1. *Includes revaluation gain amounting to ₹ 1,174.5 million (March 31, 2023: ₹ 839.5 million) on account of revaluation carried out by the Bank.*
2. *Includes depreciation charge on account of revaluation amounting to ₹ 806.9 million for the year ended March 31, 2024 (year ended March 31, 2023: ₹ 748.4 million).*
3. *Includes assets amounting to ₹ 8.8 million (March 31, 2023: ₹ 428.8 million) which are held for sale.*
4. *Includes assets taken on lease amounting to ₹ 1,185.7 million (March 31, 2023: ₹ 1,187.8 million).*

FINANCIAL STATEMENTS OF ICICI BANK LIMITED
SCHEDULES
forming part of the Standalone Balance Sheet *(Contd.)*

₹ in '000s

		At 31.03.2024	At 31.03.2023
SCHEDULE 11 - OTHER ASSETS			
I.	Inter-office adjustments (net)	**-**	-
II.	Interest accrued	**158,626,876**	123,894,716
III.	Tax paid in advance/tax deducted at source (net)	**6,426,448**	16,081,826
IV.	Stationery and stamps	**3,230**	3,181
V.	Non-banking assets acquired in satisfaction of claims[1,2]	**-**	-
VI.	Advances for capital assets	**6,960,309**	7,393,764
VII.	Deposits	**63,455,018**	48,012,567
VIII.	Deferred tax assets (net) (refer note 18.44)	**59,546,321**	75,034,537
IX.	Deposits in Rural Infrastructure and Development Fund	**200,918,559**	216,216,187
X.	Unrealised gain on foreign exchange and derivative contracts[3]	**160,771,101**	172,562,634
XI.	Others	**87,092,805**	72,805,568
TOTAL OTHER ASSETS		**743,800,667**	**732,004,980**

1. *Assets amounting to ₹ 2.6 million were transferred from banking assets to non-banking asset during the year ended March 31, 2024 (year ended March 31, 2023: Nil). Assets amounting to ₹ 827.7 million were sold during year ended March 31, 2024 (year ended March 31, 2023: Nil).*
2. *Net of provision of ₹ 28,189.9 million (March 31, 2023: ₹ 29,011.8 million).*
3. *Gross unrealised loss on foreign exchange and derivative contracts is disclosed under Schedule 5 - Other liabilities.*

₹ in '000s

		At 31.03.2024	At 31.03.2023
SCHEDULE 12 - CONTINGENT LIABILITIES			
I.	Claims against the Bank not acknowledged as debts	**93,293,080**	81,963,017
II.	Liability for partly paid investments	**93,095**	12,455
III.	Liability on account of outstanding forward exchange contracts[1]	**15,600,221,876**	15,330,218,103
IV.	Guarantees given on behalf of constituents		
	a) In India	**1,374,917,331**	1,107,502,893
	b) Outside India	**118,731,736**	130,675,436
V.	Acceptances, endorsements and other obligations	**520,724,381**	441,907,720
VI.	Currency swaps[1]	**541,254,033**	564,629,994
VII.	Interest rate swaps, currency options and interest rate futures[1]	**28,197,214,343**	25,089,176,610
VIII.	Other items for which the Bank is contingently liable	**111,167,877**	85,568,259
TOTAL CONTINGENT LIABILITIES		**46,557,617,752**	**42,831,654,487**

1. *Represents notional amount.*

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Profit and Loss Account *(Contd.)*

₹ in '000s

		Year ended 31.03.2024	Year ended 31.03.2023
SCHEDULE 13 - INTEREST EARNED			
I.	Interest/discount on advances/bills	**1,109,439,334**	839,429,657
II.	Income on investments	**286,309,911**	208,884,565
III.	Interest on balances with Reserve Bank of India and other inter-bank funds	**17,913,925**	18,505,130
IV.	Others[1,2]	**15,246,250**	25,494,028
TOTAL INTEREST EARNED		**1,428,909,420**	**1,092,313,380**

1. Includes interest on income tax refunds amounting to ₹ 2,650.1 million (March 31, 2023: ₹ 1,144.8 million).

2. Includes interest and amortisation of premium on non-trading interest rate swaps and foreign currency swaps.

₹ in '000s

		At 31.03.2024	At 31.03.2023
SCHEDULE 14 - OTHER INCOME			
I.	Commission, exchange and brokerage	**168,752,999**	147,765,850
II.	Profit/(loss) on sale of investments (net)	**7,079,897**	1,737,270
III.	Profit/(loss) on revaluation of investments (net)	**1,049,387**	(1,296,397)
IV.	Profit/(loss) on sale of land, buildings and other assets (net)[1]	**143,368**	534,906
V.	Profit/(loss) on exchange/derivative transactions (net)	**29,988,645**	30,278,524
VI.	Income earned by way of dividends, etc. from subsidiary companies and/or joint ventures abroad/in India	**20,729,074**	17,845,592
VII.	Miscellaneous income (including lease income)	**1,834,319**	1,448,734
TOTAL OTHER INCOME		**229,577,689**	**198,314,479**

1. Includes profit/(loss) on sale of assets given on lease.

₹ in '000s

		At 31.03.2024	At 31.03.2023
SCHEDULE 15 - INTEREST EXPENDED			
I.	Interest on deposits	**578,574,729**	389,680,668
II.	Interest on Reserve Bank of India/inter-bank borrowings	**25,256,684**	9,335,421
III.	Others (including interest on borrowings of erstwhile ICICI Limited)	**82,020,823**	72,011,271
TOTAL INTEREST EXPENDED		**685,852,236**	**471,027,360**

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Profit and Loss Account *(Contd.)*

₹ in '000s

		Year ended 31.03.2024	Year ended 31.03.2023
SCHEDULE 16 - OPERATING EXPENSES			
I.	Payments to and provisions for employees	**151,419,918**	120,599,320
II.	Rent, taxes and lighting[1]	**15,335,067**	13,789,914
III.	Printing and stationery	**3,332,210**	2,471,090
IV.	Advertisement and publicity	**17,040,002**	14,773,598
V.	Depreciation on Bank's property	**16,427,078**	13,048,350
VI.	Depreciation (including lease equalisation) on leased assets	**199,361**	199,538
VII.	Directors' fees, allowances and expenses	**53,543**	47,851
VIII.	Auditors' fees and expenses	**67,219**	60,199
IX.	Law charges	**739,739**	1,277,541
X.	Postages, courier, telephones, etc.	**7,344,706**	5,896,242
XI.	Repairs and maintenance	**31,625,309**	31,251,038
XII.	Insurance	**17,004,634**	14,789,240
XIII.	Direct marketing agency expenses	**32,998,191**	28,901,240
XIV.	Other expenditure[2,3]	**97,740,359**	81,627,230
TOTAL OPERATING EXPENSES		**391,327,336**	**328,732,391**

1. *Includes lease expense amounting to ₹ 11,924.3 million (March 31, 2023: ₹ 10,784.1 million).*
2. *Includes expenses on purchase of Priority Sector Lending Certificates (PSLC) amounting to ₹ 16,428.5 million (March 31, 2023: ₹ 15,035.2 million).*
3. *Includes expenses on reward program amounting to ₹ 18,414.8 million (March 31, 2023: ₹ 12,764.2 million).*
4. *Net of recoveries from group companies towards shared services.*

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

SCHEDULE 17

SIGNIFICANT ACCOUNTING POLICIES

Overview

ICICI Bank Limited (ICICI Bank or the Bank), incorporated in Vadodara, India is a publicly held banking company engaged in providing a wide range of banking and financial services including commercial banking and treasury operations. ICICI Bank is a banking company governed by the Banking Regulation Act, 1949. The Bank also has overseas branches in Bahrain, China, Dubai, Hong Kong, Singapore, United States of America and Offshore Banking units.

Basis of preparation

The financial statements have been prepared in accordance with requirements prescribed under the Third Schedule of the Banking Regulation Act, 1949. The accounting and reporting policies of ICICI Bank used in the preparation of these financial statements conform to Generally Accepted Accounting Principles in India (Indian GAAP), the guidelines issued by Reserve Bank of India (RBI) from time to time and the Accounting Standards notified under Section 133 of the Companies Act, 2013 read together with paragraph 7 of the Companies (Accounts) Rules, 2014 and Companies (Accounting Standard) Rule 2021 to the extent applicable and practices generally prevalent in the banking industry in India. The Bank follows the historical cost convention and the accrual method of accounting, except in the case of interest and other income on non-performing assets (NPAs) where it is recognised upon realisation.

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that are considered in the reported amounts of assets and liabilities (including contingent liabilities) as of the date of the financial statements and the reported income and expenses during the reporting period. Management believes that the estimates used in the preparation of the financial statements are prudent and reasonable. Actual results could differ from these estimates. The impact of any revision in these estimates is recognised prospectively from the period of change.

SIGNIFICANT ACCOUNTING POLICIES

1. Revenue recognition

a) Interest income is recognised in the profit and loss account as it accrues, except in the case of non-performing assets (NPAs) where it is recognised upon realisation, as per the income recognition and asset classification norms of RBI.

b) Income on discounted instruments is recognised over the tenure of the instrument on a constant yield basis.

c) Dividend income is accounted on accrual basis when the right to receive the dividend is established.

d) Loan processing fee is accounted for upfront when it becomes due.

e) Project appraisal/structuring fee is accounted for on the completion of the agreed service.

f) Arranger fee is accounted for as income when a significant portion of the arrangement is completed and right to receive is established.

g) Commission received on guarantees and letters of credit issued is amortised on a straight-line basis over the period of the guarantee/letters of credit.

h) The annual/renewal fee on credit cards, debit cards and prepaid cards are amortised on a straight line basis over one year.

i) Fees paid/received for priority sector lending certificates (PSLC) is amortised on straight-line basis over the period of the certificate.

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

j) All other fees are accounted for as and when they become due where the Bank is reasonably certain of ultimate collection.

2. Investments

Investments are accounted for in accordance with the extant RBI guidelines on classification, valuation and operation of investment portfolio by Banks.

The Bank follows trade date method of accounting for purchase and sale of investments, except for government of India and state government securities where settlement date method of accounting is followed in accordance with RBI guidelines.

Classification:

All investments are classified into 'Held to Maturity' (HTM), 'Available for Sale' (AFS) and 'Held for Trading' (HFT) on the date of purchase as per the extant RBI guidelines on classification, valuation and operation of investment portfolio by Banks. Reclassifications, if any, in any category are accounted for as per RBI guidelines. Under each classification, the investments are further categorised as (a) government securities, (b) other approved securities, (c) shares, (d) bonds and debentures, (e) subsidiaries and joint ventures and (f) others.

Investments that are held principally for resale within 90 days from the date of purchase are classified as HFT securities. Investments which the Bank intends to hold till maturity are classified as HTM securities. Investments which are not classified in either of the above categories are classified under AFS securities. Investments in the equity of subsidiaries/joint ventures are classified under HTM or AFS categories.

Cost of acquisition:

Costs, including brokerage and commission pertaining to trading book investments paid at the time of acquisition and broken period interest (the amount of interest from the previous interest payment date till the date of purchase of instruments) on debt instruments, are charged to the profit and loss account.

Valuation:

Securities are valued scrip-wise. Depreciation/appreciation on securities, other than those acquired by way of conversion of outstanding loans, is aggregated for each category. Net appreciation in each category under each investment classification, if any, being unrealised, is ignored, while net depreciation is provided. The depreciation on securities acquired by way of conversion of outstanding loans is fully provided. Non-performing investments are identified based on the RBI guidelines.

HTM securities are carried at their acquisition cost or at amortised cost, if acquired at a premium over the face value. Any premium over the face value of fixed rate and floating rate securities acquired is amortised over the remaining period to maturity on a constant yield basis and straight line basis respectively.

AFS and HFT securities are valued periodically as per RBI guidelines. Any premium over the face value of fixed rate and floating rate investments in government securities, classified as AFS, is amortised over the remaining period to maturity on constant yield basis and straight line basis respectively. Quoted investments are valued based on the closing quotes on the recognised stock exchanges or prices declared by Primary Dealers Association of India (PDAI) jointly with Fixed Income Money Market and Derivatives Association (FIMMDA)/Financial Benchmark India Private Limited (FBIL), periodically.

The market/fair value of unquoted government securities which are in nature of Statutory Liquidity Ratio (SLR) securities included in the 'Available for Sale' and 'Held for Trading' categories is as per the rates published by FBIL and for unquoted corporate bonds, security level valuation (SLV) published by FIMMDA. The valuation of other unquoted fixed income securities, including Pass Through Certificates, wherever linked to the Yield-to-Maturity (YTM) rates, is computed with a mark-up (reflecting associated credit risk) over the YTM rates for government securities published by FIMMDA. The sovereign foreign securities and non-INR India linked bonds are valued on the basis of prices published by the sovereign regulator or counterparty quotes.

Treasury bills, commercial papers and certificate of deposits being discounted instruments, are valued at carrying cost.

The units of mutual funds are valued at the latest repurchase price/net asset value declared by the mutual fund. Unquoted equity shares are valued at the break-up value, if the latest balance sheet is available, or at ₹ 1, as per RBI guidelines.

Investments in units of Venture Capital Funds (VCFs)/Alternative Investment Fund (AIF) are categorised under HTM category for an initial period of three years and valued at cost. The units of VCF/(AIF) categorised under AFS are valued at the net asset value (NAV) declared by the VCF/AIF respectively. If the latest NAV is not available continuously for more than 18 months, the units of VCF/AIF are valued at ₹ 1, as per RBI guidelines.

The units of Infrastructure Investment Trust (InvIT) are valued as per the quoted price available on the exchange.

At the end of each reporting period, security receipts issued by the asset reconstruction companies are valued in accordance with the guidelines applicable to such instruments, prescribed by RBI from time to time. Accordingly, in cases where the cash flows from security receipts issued by the asset reconstruction companies are limited to the actual realisation of the financial assets assigned to the instruments in the concerned scheme, the Bank reckons the net asset value obtained from the asset reconstruction company from time to time, for valuation of such investments at each reporting period end. The Bank makes additional provisions on the security receipts based on the remaining period for the resolution period to end. The security receipts which are outstanding and not redeemed as at the end of the resolution period are treated as loss assets and are fully provided.

The Bank assesses investments in subsidiaries for any other than temporary diminution in value and appropriate provisions are made.

Depreciation/provision on non-performing investments is made as per internal provisioning norms, subject to minimum provisioning requirements of RBI.

Disposal:

Gain/loss on sale of investments is recognised in the profit and loss Account. Cost of investments is computed based on the First-In-First-Out (FIFO) method. The profit from sale of investment under HTM category, net of taxes and transfer to statutory reserve is transferred to “Capital Reserve” in accordance with the RBI Guidelines.

Short sale:

The Bank undertakes short sale transactions in dated central government securities in accordance with RBI guidelines. The short positions are categorised under HFT category and are marked to market. The mark-to-market loss is charged to profit and loss account and gain, if any, is ignored as per RBI guidelines.

Repurchase transactions:

Market repurchase, reverse repurchase and transactions with RBI under Liquidity Adjustment Facility (LAF)/Marginal Standing Facility (MSF) are accounted for as borrowing and lending transactions in accordance with the extant RBI guidelines.

3. Loans and other credit facilities

Classification:

The Bank classifies its loans and investments, including at overseas branches and overdues arising from crystallised derivative contracts, into performing and NPAs in accordance with RBI guidelines. Loans and advances held at the overseas branches that are identified as impaired as per host country regulations but which are standard as per the extant RBI guidelines are classified as NPAs to the extent of amount outstanding in the respective host country. Further, NPAs are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by RBI. Interest on non-performing advances is transferred to an interest suspense account and not recognised in profit and loss account until received.

FINANCIAL STATEMENTS OF ICICI BANK LIMITED
SCHEDULES
forming part of the Accounts *(Contd.)*

The Bank considers an account as restructured, where for economic or legal reasons relating to the borrower's financial difficulty, the Bank grants concessions to the borrower, that the Bank would not otherwise consider. The moratorium granted to the borrowers based on RBI guidelines is not accounted as restructuring of loan. Certain specified guidelines by RBI requires the asset classification to be maintained as "Standard". Therefore, the borrowers where resolution plan was implemented under these guidelines are classified as standard restructured.

Non-performing and restructured loans are upgraded to standard as per the extant RBI guidelines or host country regulations, as applicable.

Provisioning:

In the case of corporate loans and advances, provisions are made for sub-standard and doubtful assets as per internal provisioning norms, subject to minimum provisioning requirements of RBI. Loss assets and the unsecured portion of doubtful assets are fully provided. For impaired loans and advances held in overseas branches, which are performing as per RBI guidelines, provisions are made as per the host country regulations. For loans and advances held in overseas branches, which are NPAs both as per the RBI guidelines and host country regulations, provisions are made at the higher of the provisions required as per internal provisioning norms and host country regulations. Provisions on homogeneous non-performing retail loans and advances, subject to minimum provisioning requirements of RBI, are made on the basis of the ageing of the loan. The specific provisions on non-performing retail loans and advances held by the Bank are higher than the minimum regulatory requirements.

In respect of non-retail loans reported as fraud to RBI the entire amount, is provided over a period not exceeding four quarters starting from the quarter in which fraud has been detected. In respect of non-retail loans where there has been delay in reporting the fraud to the RBI or which are classified as loss accounts, the entire amount is provided immediately. In case of fraud in retail accounts, the entire amount is provided immediately. In respect of borrowers classified as non-cooperative borrowers or willful defaulters, the Bank makes accelerated provisions as per RBI guidelines.

The Bank holds specific provisions against non-performing loans and advances and against certain performing loans and advances in accordance with RBI directions.

The Bank makes provision on restructured loans subject to minimum requirements as per RBI guidelines. Provision due to diminution in the fair value of restructured/rescheduled loans and advances is made in accordance with the applicable RBI guidelines.

In terms of RBI guidelines, the NPAs are written-off in accordance with the Bank's policy. Amounts recovered against bad debts written-off are recognised in the profit and loss account.

The Bank maintains general provision on performing loans and advances in accordance with the RBI guidelines, including provisions on loans to borrowers having unhedged foreign currency exposure, provisions on loans to specific borrowers in specific stressed sectors, provision on exposures to step-down subsidiaries of Indian companies and provision on incremental exposure to borrowers identified as per RBI's large exposure framework. For performing loans and advances in overseas branches, the general provision is made at higher of aggregate provision required as per host country regulations and RBI requirement.

In addition to the provisions required to be held according to the asset classification status, provisions are held for individual country exposures including indirect country risk (other than for home country exposure). The countries are categorised into seven risk categories namely insignificant, low, moderately low, moderate, moderately high, high and very high, and provisioning is made on exposures exceeding 180 days on a graded scale ranging from 0.25% to 25%. For exposures with contractual maturity of less than 180 days, provision is required to be held at 25% of the rates applicable to exposures exceeding 180 days. The indirect exposure is reckoned at 50% of the exposure. If the Bank's net funded exposure in respect of a country is less than 1% of its total assets, no provision is required on such country exposure.

The Bank makes additional provisions as per RBI guidelines for the cases where viable resolution plan has not been implemented within the timelines prescribed by the RBI, from the date of default. These additional provisions are written-back on satisfying the conditions for reversal as per RBI guidelines.

The Bank, on prudent basis, has made contingency provision on certain loan portfolios, including borrowers who had taken moratorium at any time during FY2021 under the extant RBI guidelines related to Covid-19 regulatory package. The Bank also makes additional contingency provision on certain standard assets. The contingency provision is included in 'Schedule 5 - Other Liabilities and Provisions'.

The Bank has a Board approved policy for making floating provision, which is in addition to the specific and general provisions made by the Bank. The floating provision is utilised, with the approval of Board and RBI, in case of contingencies which do not arise in the normal course of business and are exceptional and non-recurring in nature and for making specific provision for impaired loans as per the requirement if extant RBI guidelines or any regulatory guidance/instructions. The floating provision is netted-off from advances.

4. Transfer and servicing of assets

The Bank transfers commercial and consumer loans through securitisation transactions. The transferred loans are de-recognised and gains/losses are accounted, only if the Bank surrenders the right to benefits specified in the underlying securitised loan contract. Recourse and servicing obligations are accounted for net of provisions.

In accordance with the RBI guidelines for securitisation of standard assets, with effect from February 1, 2006, the profit/premium arising from securitisation is amortised over the life of the securities issued or to be issued by the special purpose vehicle to which the assets are sold. With effect from May 7, 2012, the RBI guidelines require the profit/premium arising from securitisation to be amortised based on the method prescribed in the guidelines. As per the RBI guidelines issued on September 24, 2021, gain realised at the time of securitisation of loans is accounted through profit and loss account on completion of transaction. The Bank accounts for any loss arising from securitisation immediately at the time of sale.

The unrealised gains, associated with expected future margin income is recognised in profit and loss account on receipt of cash, after absorbing losses, if any.

Net income arising from sale of loan assets through direct assignment with recourse obligation is amortised over the life of underlying assets sold and net income from sale of loan assets through direct assignment, without any recourse obligation, is recognised at the time of sale. Net loss arising on account of direct assignment of loan assets is recognised at the time of sale. As per the RBI guidelines issued on September 24, 2021, any loss or realised gain from sale of loan assets through direct assignment is accounted through profit and loss account on completion of transaction.

The acquired loans is carried at acquisition cost. In case premium is paid on a loan acquired, premium is amortised over the loan tenure.

In accordance with RBI guidelines, in case of non-performing loans sold to Asset Reconstruction Companies (ARCs), the Bank reverses the excess provision in profit and loss account in the year in which amounts are received. Any shortfall of sale value over the net book value on sale of such assets is recognised by the Bank in the year in which the loan is sold.

5. Fixed assets (Property, Plant and Equipment)

Fixed assets, other than premises, are carried at cost less accumulated depreciation and impairment, if any. Premises are carried at revalued amount, being fair value at the date of revaluation less accumulated depreciation. Cost includes freight, duties, taxes and incidental expenses related to the acquisition and installation of the asset.

Depreciation is charged over the estimated useful life of fixed assets on a straight-line basis. Assets purchased/sold during the year are depreciated on a pro-rata basis for the actual number of days the asset has been capitalised. Assets individually costing upto ₹ 5,000/- are depreciated fully in the year of acquisition.

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

In case of revalued/impaired assets, depreciation is provided over the remaining useful life of the assets with reference to revised asset values. In case of premises, which are carried at revalued amounts, the depreciation on the excess of revalued amount over historical cost is transferred from Revaluation Reserve to General Reserve annually. The profit on sale of premises is appropriated to Capital Reserve, net of transfer to Statutory Reserve and taxes, in accordance with RBI guidelines.

The useful lives of the groups of fixed assets are given below.

Asset	Useful life
Premises owned by the Bank	60 years
Leased assets and improvements to leasehold premises	60 years or lease period whichever is lower
ATMs[1,2]	5 - 8 years
Plant and machinery[1] (including office equipment)	5 -10 years
Electric installations and equipments	10 - 15 years
Computers	3 years
Servers and network equipment[1]	4 – 10 years
Furniture and fixtures[1]	5 – 10 years
Motor vehicles[1]	5 years
Others (including software)[1,3]	3-4 years

1. *The useful life of fixed assets is based on historical experience of the Bank, which is different from the useful life as prescribed in Schedule II to the Companies Act, 2013.*
2. *Cash acceptor machine*
3. *Excludes software, which are procured based on licensing arrangements and depreciated over the period of license.*
4. *Assets at residences of Bank's employees are depreciated over the estimated useful life of 5 years.*

Non-banking assets

Non-banking assets (NBAs) acquired in satisfaction of claims are valued at the market value on a distress sale basis or value of loan, whichever is lower. Further, the Bank creates provision on these assets as per the extant RBI guidelines or specific RBI directions.

6. Translation of foreign currency items

Foreign currency income and expenditure items of domestic operations are translated at the exchange rates prevailing on the date of the transaction. Income and expenditure items of integral foreign operations (representative offices) are translated at daily closing rates, and income and expenditure items of non-integral foreign operations (foreign branches and offshore banking units) are translated at quarterly average closing rates.

Monetary foreign currency assets and liabilities of domestic and integral foreign operations are translated at closing exchange rates notified by Foreign Exchange Dealers' Association of India (FEDAI) relevant to the balance sheet date and the resulting gains/losses are recognised in the profit and loss account.

Both monetary and non-monetary foreign currency assets and liabilities of non-integral foreign operations are translated at relevant closing exchange rates notified by FEDAI at the balance sheet date and the resulting gains/losses from exchange differences are accumulated in the foreign currency translation reserve until the disposal of the net investment in the non-integral foreign operations. Pursuant to RBI guideline, the Bank does not recognise the cumulative/proportionate amount of such exchange differences as income or expenses, which relate to repatriation of accumulated retained earnings from overseas operations, in the profit and loss account.

Contingent liabilities on account of guarantees, endorsements and other obligations denominated in foreign currencies are disclosed at the closing exchange rates notified by FEDAI relevant to the balance sheet date.

7. Foreign exchange and derivative contracts

Derivative transactions comprises of forward contracts, futures, swaps and options. The Bank undertakes derivative transactions for trading and hedging balance sheet assets and liabilities.

The forward exchange contracts that are not intended for trading and are entered into to establish the amount of reporting currency required or available at the settlement date of a transaction are effectively valued at closing spot rate. The premium or discount arising on inception of such forward exchange contracts is amortised over the life of the contract as interest income/expense. All other outstanding forward exchange contracts are revalued based on the exchange rates notified by FEDAI for specified maturities and at interpolated rates for contracts of interim maturities. The contracts of longer maturities where exchange rates are not notified by FEDAI are revalued based on the forward exchange rates implied by the swap curves in respective currencies. The resultant gains or losses are recognised in the profit and loss account.

The swap contracts entered to hedge on-balance sheet assets and liabilities are structured such that they bear an opposite and offsetting impact with the underlying on-balance sheet items. The impact of such derivative instruments is correlated with the movement of underlying assets and liabilities and accounted pursuant to the principles of hedge accounting. The Bank identifies the hedged item (asset or liability) at the inception of the transaction itself. Hedge effectiveness is ascertained at the time of the inception of the hedge and periodically thereafter. Based on RBI circular issued on June 26, 2019, the accounting of hedge relationships established after June 26, 2019 is in accordance with the Guidance note on Accounting for Derivative Contracts issued by ICAI. The swaps under hedge relationships established prior to that date are accounted on an accrual basis and are not marked to market unless their underlying transaction is marked-to-market. Gains or losses arising from hedge ineffectiveness, if any, are recognised in the profit and loss Account.

The derivative contracts entered into for trading purposes are marked-to-market and the resulting gain or loss is accounted in the profit and loss account. Marked to market values of such derivatives are classified as assets when the fair value is positive or as liabilities when the fair value is negative. Premium for FC/INR option transaction is recognised as income/expense on expiry or early termination of the transaction. Mark to market gain/loss (adjusted for premium received/paid on options contracts) is recorded in the profit and loss account. The gain or loss arising on unwinding or termination of the contracts, is accounted for in the Profit and Loss account. Currency futures contracts are marked to market using daily settlement price on a trading day, which is the closing price of the respective futures contracts on that day. Pursuant to RBI guidelines, any receivables under derivative contracts which remain overdue for more than 90 days and mark-to-market gains on other derivative contracts with the same counter-parties are reversed through profit and loss account.

8. Employee Stock Option Scheme (ESOS) and Employee Stock Unit Scheme (ESUS)

The Employees Stock Option Scheme 2000 (Option Scheme) provides for grant of options on the Bank's equity shares to wholetime directors and employees of the Bank and its subsidiaries. The options granted vest in a graded manner and may be exercised within a specified period.

The Employees Stock Unit Scheme - 2022 (Unit Scheme) provides for grant of units at face value to the eligible employees of the Bank and its subsidiaries. The units granted vest in a graded manner and as per vesting criteria and may be exercised within a specified period.

Till March 31, 2021, the Bank recognised cost of stock options granted under Employee Stock Option Scheme, using intrinsic value method. Under Intrinsic value method, options cost is measured as the excess, if any, of the fair market price of the underlying stock over the exercise price on the grant date. The fair market price is the closing price on the stock exchange with highest trading volume of the underlying shares, immediately prior to the grant date.

Pursuant to RBI clarification dated August 30, 2021, the cost of stock options/units granted after March 31, 2021 is recognised based on fair value method. The cost of stock options granted up to March 31, 2021 continues to be recognised on intrinsic value method. The Bank uses Black-Scholes model to fair value the options/units on the grant

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

date and the inputs used in the valuation model include assumptions such as the expected life of the share option/units, volatility, risk free rate and dividend yield.

The cost of stock options/units is recognised in the profit and loss account over the vesting period.

9. Employee Benefits

Gratuity

The Bank pays gratuity, a defined benefit plan, to employees who retire or resign after a minimum prescribed period of continuous service and in case of employees at overseas locations as per the rules in force in the respective countries. The Bank makes contribution to recognised trust which administers the funds on its own account or through insurance companies.

Actuarial valuation of the gratuity liability is determined by an independent actuary appointed by the Bank. Actuarial valuation of gratuity liability is determined based on certain assumptions regarding rate of interest, salary growth, mortality and staff attrition as per the projected unit credit method. The actuarial gains or losses arising during the year are recognised in the profit and loss account.

Superannuation Fund and National Pension Scheme

The Bank has a superannuation fund, a defined contribution plan, which is administered by trustees and managed by insurance companies. The Bank contributes maximum 15.0% of the total annual basic salary for certain employees to superannuation funds. Further, the Bank contributes upto 10.0% of the total basic salary of certain employees to National Pension Scheme (NPS), a defined contribution plan, which is managed and administered by pension fund management companies. The employees are given an option to receive the amount in cash in lieu of such contributions along with their monthly salary during their employment.

The amounts so contributed/paid by the Bank to the superannuation fund and NPS or to employees during the year are recognised in the profit and loss account. The Bank has no liability towards future benefits under superannuation fund and national pension scheme other than its annual contribution.

Pension

The Bank provides for pension, a defined benefit plan, covering eligible employees of erstwhile Bank of Madura, erstwhile Sangli Bank and erstwhile Bank of Rajasthan. The Bank makes contribution to a trust which administers the funds on its own account or through insurance companies. The plan provides for pension payment including dearness relief on a monthly basis to these employees on their retirement based on the respective employee's years of service with the Bank and applicable salary.

Actuarial valuation of the pension liability is determined by an independent actuary appointed by the Bank. Actuarial valuation of pension liability is calculated based on certain assumptions regarding rate of interest, salary growth, mortality and staff attrition as per the projected unit credit method. The actuarial gains or losses arising during the year are recognised in the profit and loss account.

Employees covered by the pension plan are not eligible for employer's contribution under the provident fund plan.

Provident Fund

The Bank is statutorily required to maintain a provident fund, a defined benefit plan, as a part of retirement benefits to its employees. Each employee contributes a certain percentage of his or her basic salary and the Bank contributes an equal amount for eligible employees. The Bank makes contribution as required by The Employees' Provident Funds and Miscellaneous Provisions Act, 1952 to Employees' Pension Scheme administered by the Regional Provident Fund Commissioner. The Bank makes balance contributions to a fund administered by trustees. The funds are invested according to the rules prescribed by the Government of India. The Bank recognises such contribution as an expense in the year in which it is incurred.

SCHEDULES

forming part of the Accounts *(Contd.)*

Interest payable on provident fund should not be lower than the statutory rate of interest declared by the Central Government under the Employees Provident Funds and Miscellaneous Provisions Act, 1952. Actuarial valuation for the interest obligation on the provident fund balances is determined by an actuary appointed by the Bank.

The actuarial gains or losses arising during the year are recognised in the profit and loss account.

The overseas branches of the Bank and its eligible employees contribute a certain percentage of their salary towards respective government schemes as per local regulatory guidelines. The contribution made by the overseas branches is recognised in profit and loss account at the time of contribution.

Compensated absences

The Bank provides for compensated absence based on actuarial valuation conducted by an independent actuary.

10. Income Taxes

Income tax expense is the aggregate amount of current tax and deferred tax expense incurred by the Bank. The current tax expense and deferred tax expense is determined in accordance with the provisions of the Income Tax Act, 1961 and as per Accounting Standard 22 - Accounting for Taxes on Income respectively. Deferred tax adjustments comprise changes in the deferred tax assets or liabilities during the year and change in tax rate.

Deferred tax assets and liabilities are recognised by considering the impact of timing differences between taxable income and accounting income for the current year, and carry forward losses. Deferred tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. The impact of changes in deferred tax assets and liabilities is recognised in the profit and loss account.

Deferred tax assets are recognised and re-assessed at each reporting date, based upon management's judgement as to whether their realisation is considered as reasonably certain. However, in case of unabsorbed depreciation or carried forward loss, deferred tax assets will be recognised only if there is virtual certainty of realisation of such assets.

11. Impairment of Assets

The Bank follows revaluation model of accounting for its premises and the recoverable amount of the revalued assets is considered to be close to its revalued amount. Accordingly, separate assessment for impairment of premises is not required.

For assets other than premises, the Bank assesses at each balance sheet date whether there is any indication that an asset may be impaired. Impairment loss, if any, is provided in the profit and loss account to the extent the carrying amount of assets exceeds their estimated recoverable amount.

12. Provisions, contingent liabilities and contingent assets

The Bank estimates the probability of any loss that might be incurred on outcome of contingencies on the basis of information available up to the date on which the financial statements are prepared. A provision is recognised when an enterprise has a present obligation as a result of a past event and it is probable that an outflow of resources will be required to settle the obligation, in respect of which a reliable estimate can be made. Provisions are determined based on management estimates of amounts required to settle the obligation at the balance sheet date, supplemented by experience of similar transactions. These are reviewed at each balance sheet date and adjusted to reflect the current management estimates. In cases where the available information indicates that the loss on the contingency is reasonably possible but the amount of loss cannot be reasonably estimated, a disclosure to this effect is made in the financial statements. In case of remote possibility neither provision nor disclosure is made in the financial statements. The Bank does not account for or disclose contingent assets, if any.

The Bank estimates the probability of redemption of customer loyalty reward points using an actuarial method by employing an independent actuary and accordingly makes provision for these reward points. Actuarial valuation is determined based on certain assumptions regarding mortality rate, discount rate, cancellation rate and redemption rate.

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

13. Earnings per share (EPS)

Basic earnings per share is calculated by dividing the net profit or loss after tax for the year attributable to equity shareholders by the weighted average number of equity shares outstanding for the year.

Diluted earnings per share reflect the potential dilution that could occur if contracts to issue equity shares were exercised or converted during the year. Diluted earnings per equity share is computed using the weighted average number of equity shares and dilutive potential equity shares outstanding during the year, except where the results are anti-dilutive.

14. Share issue expenses

Share issue expenses are deducted from Securities Premium Account in terms of Section 52 of the Companies Act, 2013.

15. Bullion transaction

The Bank deals in bullion business on a consignment basis. The bullion is priced to the customers based on the price quoted by the supplier. The difference between price recovered from customers and cost of bullion is accounted for as commission at the time of sales to the customers. The Bank also deals in bullion on a borrowing and lending basis and the interest expense/income is accounted on accrual basis.

16. Lease transactions

Lease payments, including cost escalations, for assets taken on operating lease are recognised as an expense in the profit and loss account over the lease term on straight line basis. The leases of property, plant and equipment, where substantially all of the risks and rewards of ownership are transferred to the Bank are classified as finance lease. Minimum lease payments under finance lease are apportioned between the finance costs and outstanding liability.

17. Cash and cash equivalents

Cash and cash equivalents include cash in hand, foreign currency notes, balances with RBI, balances with other banks and money at call and short notice.

18. Segment Reporting

The disclosure related to segment information is in accordance with AS-17, Segment Reporting and as per guidelines issued by RBI.

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

SCHEDULE 18

NOTES FORMING PART OF THE ACCOUNTS

The following disclosures have been made taking into account the requirements of Accounting Standards (ASs) and Reserve Bank of India (RBI) guidelines.

1. Earnings per share

Basic and diluted earnings per equity share are computed in accordance with AS 20 – Earnings per share. Basic earnings per equity share is computed by dividing net profit/ (loss) after tax by the weighted average number of equity shares outstanding during the year. Diluted earnings per equity share is computed using the weighted average number of equity shares and weighted average number of dilutive potential equity shares outstanding during the year.

The following table sets forth, for the periods indicated, the computation of earnings per share.

₹ in million, except per share data

Particulars	Year ended March 31, 2024	Year ended March 31, 2023
Net profit/(loss) attributable to equity shareholders used in computation of Basic and Diluted EPS	**408,882.7**	318,965.0
Nominal value per share (₹)	**2.00**	2.00
Basic earnings per share (₹)	**58.38**	45.79
Effect of potential equity shares (₹)	**(1.05)**	(0.90)
Diluted earnings per share (₹)[1]	**57.33**	44.89
Reconciliation between weighted shares used in computation of basic and diluted earnings per share		
Weighted average number of equity shares outstanding used in computation of Basic EPS	**7,003,943,116**	6,966,305,957
Add: Effect of potential equity shares	**128,245,813**	138,684,400
Weighted average number of equity shares outstanding used in computation of Diluted EPS	**7,132,188,929**	**7,104,990,357**

1. The dilutive impact is due to options granted to employees by the Bank.

2. Business/Information ratios

The following table sets forth, for the periods indicated, the business/information ratios.

Sr. No.	Particulars	Year ended March 31, 2024	Year ended March 31, 2023
1.	Interest income to working funds[1]	**8.29%**	7.40%
2.	Non-interest income to working funds[1]	**1.33%**	1.34%
3.	Cost of deposits	**4.61%**	3.66%
4.	Net interest margin[2]	**4.53%**	4.48%
5.	Operating profit to working funds[1,3]	**3.37%**	3.33%
6.	Return on assets[4]	**2.37%**	2.16%
7.	Net profit/(loss) per employee[5] (₹ in million)	**2.9**	2.8
8.	Business (average deposits plus average advances) per employee[5,6] (₹ in million)	**168.4**	170.7

1. For the purpose of computing the ratio, working funds represent the simple average of balances of total assets computed for monthly reporting dates of Form X submitted to RBI under Section 27 of the Banking Regulation Act, 1949.

2. Net interest income/average earning assets. Net interest income is the difference of interest income and interest expense. Average earning assets are average of daily balance of interest earning assets.

3. Operating profit is profit for the year before provisions and contingencies.

4. For the purpose of computing the ratio, assets represent the monthly average of total assets computed for reporting dates of Form X submitted to RBI under Section 27 of the Banking Regulation Act, 1949.

5. Computed based on average number of employees which include sales executives, employees on fixed term contracts and interns.

6. The average deposits and the average advances represent the simple average of the figures reported in Form A to RBI under Section 42(2) of the Reserve Bank of India Act, 1934.

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

3. Capital adequacy ratio

The Bank is subject to the Basel III capital adequacy guidelines stipulated by RBI with effect from April 1, 2013. As per the guidelines, the Tier-1 capital is made up of Common Equity Tier-1 (CET1) and Additional Tier-1.

Basel III guidelines require the Bank to maintain a minimum Capital to Risk-Weighted Assets Ratio (CRAR) of 11.70% with minimum CET1 CRAR of 8.20% and minimum Tier-1 CRAR of 9.70%. The minimum total CRAR, Tier-1 CRAR and CET1 CRAR requirement include capital conservation buffer of 2.50% and additional capital requirement of 0.20% on account of the Bank being designated as Domestic Systemically Important Bank.

The following table sets forth, for the periods indicated, computation of capital adequacy as per Basel III framework.

₹ in million, except percentage

Particulars	Year ended March 31, 2024	Year ended March 31, 2023
Common Equity Tier 1 capital (CET 1)	**2,142,170.4**	1,832,770.7
Additional Tier 1 capital	**-**	51,400.0
Tier 1 capital (i + ii)	**2,142,170.4**	1,884,170.7
Tier 2 capital	**100,104.4**	78,652.2
Total capital (Tier 1+Tier 2)	**2,242,274.8**	1,962,822.9
Total Risk Weighted Assets (RWAs)	**13,727,616.7**	10,705,150.5
CET1 CRAR (%)	**15.60%**	17.12%
Tier-1 CRAR (%)	**15.60%**	17.60%
Tier-2 CRAR (%)	**0.73%**	0.74%
Total CRAR (%)	**16.33%**	18.34%
Leverage Ratio	**9.79%**	10.27%
Percentage of the shareholding of		
a) Government of India	**0.22%**	0.20%
Amount of equity capital raised[1]	**-**	-
Amount of non-equity Tier-1 capital raised during the year, of which:		
a) Perpetual Non-Cumulative Preference Shares	**-**	-
b) Perpetual Debt Instruments	**-**	-
Amount of Tier-2 capital raised; of which		
1. Debt Capital Instruments	**-**	-
2. Preference Share Capital Instruments [Perpetual Cumulative Preference Shares (PCPS)/Redeemable Non-Cumulative Preference Shares (RNCPS)/Redeemable Cumulative Preference Shares (RCPS)]	**-**	-

1. Additionally ₹ 12,285.2 million raised pursuant to exercise of employee stock options during the year ended March 31, 2024 (year ended March 31, 2023: ₹ 9,644.4 million)

4. LIQUIDITY COVERAGE RATIO

The Basel Committee on Banking Supervision (BCBS) had introduced the liquidity coverage ratio (LCR) in order to ensure that a bank has an adequate stock of unencumbered high quality liquid assets (HQLA) to survive a significant liquidity stress lasting for a period of 30 days. LCR is defined as a ratio of HQLA to the total net cash outflows estimated for the next 30 calendar days. As per the RBI guidelines, the minimum LCR required to be maintained by banks is 100.0%.

SCHEDULES

forming part of the Accounts *(Contd.)*

The following table sets forth, for the periods indicated, the quarterly average of unweighted and weighted values of the LCR of the Bank. The quarterly average LCR is computed based on simple average of daily observations during the quarter. Number of observations used in computing quarterly LCR for three months ended March 31, 2024: 60 days (three months ended December 31, 2023: 61 days: three months ended September 30, 2023: 62 days, three months June 30, 2023: 60 days and three months ended March 31, 2023: 61 days).

₹ in million

Sr. No.	Particulars	Three months ended March 31, 2024		Three months ended March 31, 2023		Three months ended December 31, 2023		Three months ended September 30, 2023		Three months ended June 30, 2023	
		Total unweighted value (average)	Total weighted value (average)	Total unweighted value (average)	Total weighted value (average)	Total unweighted value (average)	Total weighted value (average)	Total unweighted value (average)	Total weighted value (average)	Total unweighted value (average)	Total weighted value (average)
High quality liquid assets											
1.	Total high quality liquid assets	**N.A**	**3,940,112.5**	N.A.	3,234,595.5	N.A	3,720,001.9	N.A	3,610,698.8	N.A.	3,462,355.8
Cash outflows											
2.	Retail deposits and deposits from small business customers, of which:	**7,926,612.1**	**689,376.8**	6,764,179.8	573,450.1	7,650,002.7	664,961.7	7,368,971.3	641,826.6	7,048,563.0	612,960.1
	(i) Stable deposits	**2,065,686.8**	**103,284.3**	2,059,358.0	102,967.9	2,000,771.5	100,038.6	1,901,410.8	95,070.5	1,837,924.4	91,896.2
	(ii) Less stable deposits	**5,860,925.3**	**586,092.5**	4,704,821.8	470,482.2	5,649,231.2	564,923.1	5,467,560.5	546,756.1	5,210,638.6	521,063.9
3.	Unsecured wholesale funding, of which:	**4,452,605.4**	**2,379,461.0**	3,607,311.0	1,911,837.1	4,264,068.7	2,264,162.8	4,063,814.7	2,139,024.9	3,812,549.3	1,998,261.5
	(i) Operational deposits (all counterparties)	**-**	**-**	-	-	-	-	-	-	-	-
	(ii) Non-operational deposits (all counterparties)	**4,367,338.4**	**2,294,194.0**	3,550,488.4	1,855,014.5	4,191,932.6	2,192,026.7	3,995,109.0	2,070,319.2	3,749,517.1	1,935,229.3
	(iii) Unsecured debt	**85,267.0**	**85,267.0**	56,822.6	56,822.6	72,136.1	72,136.1	68,705.7	68,705.7	63,032.2	63,032.2
4.	Secured wholesale funding	**N.A.**	**-**	N.A.	-	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
5.	Additional requirements, of which:	**623,174.6**	**154,427.4**	513,975.8	148,357.8	716,876.0	162,208.0	690,348.1	168,378.3	613,926.0	154,406.3
	(i) Outflows related to derivative exposures and other collateral requirements	**88,848.6**	**88,848.6**	92,369.7	92,369.7	87,401.7	87,401.7	88,905.1	88,905.1	84,403.4	84,403.4
	(ii) Outflows related to loss of funding on debt products	**74.4**	**74.4**	86.6	86.6	70.0	70.0	77.3	77.3	80.4	80.4
	(iii) Credit and liquidity facilities	**534,251.6**	**65,504.4**	421,519.5	55,901.5	629,404.3	74,736.3	601,365.7	79,395.9	529,442.2	69,922.5
6.	Other contractual funding obligations	**316,201.2**	**316,201.2**	292,688.8	292,688.8	318,432.6	318,432.6	304,873.2	304,873.2	303,366.3	303,366.3
7.	Other contingent funding obligations	**6,586,070.8**	**293,536.9**	5,190,402.8	230,232.1	6,180,363.2	273,730.5	5,805,275.6	258,064.1	5,539,350.5	245,523.1
8.	**Total cash outflows**	**N.A**	**3,833,003.3**	**N.A.**	**3,156,565.9**	**N.A.**	**3,683,495.6**	**N.A.**	**3,512,167.1**	**N.A.**	**3,314,517.3**
9.	Secured lending (e.g. reverse repos)	**26,034.3**	**0.0**	22,171.3	5.7	15,347.9	2.5	37,416.2	N.A	20,083.5	N.A
10.	Inflows from fully performing exposures	**737,350.0**	**526,547.6**	629,818.6	458,616.6	702,047.1	505,674.3	656,884.8	469,450.9	608,722.5	429,040.1
11.	Other cash inflows	**145,572.1**	**99,032.2**	132,222.9	92,103.8	139,668.2	93,663.6	140,565.3	95,838.8	132,005.1	89,190.1
12.	**Total cash inflows**	**908,956.4**	**625,579.8**	**784,212.8**	**550,726.1**	**857,063.2**	**599,340.4**	**834,866.3**	**565,289.7**	**760,811.1**	**518,230.2**
13.	**Total HQLA**	**N.A.**	**3,940,112.5**	**N.A.**	**3,234,595.5**	**N.A.**	**3,720,001.9**	**N.A.**	**3,610,698.8**	**N.A.**	**3,462,355.8**
14.	Total net cash outflows (8)-(12)	**N.A.**	**3,207,423.5**	N.A.	2,605,839.8	N.A.	3,084,155.2	N.A.	2,946,877.4	N.A.	2,796,287.1
15.	**Liquidity coverage ratio (%)**	**N.A.**	**122.84%**	**N.A.**	**124.13%**	**N.A.**	**120.62%**	**N.A.**	**122.53%**	**N.A.**	**123.82%**

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

Liquidity of the Bank is managed by the Asset Liability Management Group (ALMG) under the central oversight of the Asset Liability Management Committee (ALCO). For the domestic operations of the Bank, ALMG-India is responsible for the overall management of liquidity. For the overseas branches of the Bank, a decentralised approach is followed for day-to-day liquidity management, while a centralised approach is followed for long-term funding in co-ordination with Head-Office. Liquidity in the overseas branches is maintained taking into consideration both host country and the RBI regulations.

HQLA primarily includes government securities in excess of minimum statutory liquidity ratio (SLR) and to the extent allowed under marginal standing facility (MSF) and facility to avail liquidity for LCR (FALLCR) of ₹ 3,538,601.0 million at March 31, 2024 (March 31, 2023: ₹ 2,753,045.5 million).

As per the RBI guidelines, the carve-out from SLR under FALLCR was 16.0% of Net Demand and Time Liabilities (NDTL) for Marginal Standing Facility (MSF), it was 2.0% of NDTL. Additionally, cash, balance in excess of cash reserve requirement with RBI and balances with central banks at our overseas branches locations amounted to ₹ 215,857.4 million at March 31, 2024 (March 31, 2023: ₹ 320,660.8 million). Further, average level 2 assets, primarily consisting of AA- and above rated corporate bonds and commercial papers, amounted to ₹ 146,666.4 million at March 31, 2024 (March 31, 2023: ₹ 127,857.7 million).

At March 31, 2024, top liability products/instruments and their percentage contribution to the total liabilities of the Bank were term deposits of 43.65% (March 31, 2023: 40.37%), savings account deposits of 21.49% (March 31, 2023: 23.97%), current account deposits of 10.34% (March 31, 2023: 10.19%) and bond borrowings of 3.33% (March 31, 2023: 4.26%). Top 20 depositors comprised 3.44% of the total deposits of the Bank at March 31,2024 (March 31, 2023: 3.47%). Further, the total borrowings mobilised from significant counterparties (from whom the funds borrowed were more than 1.00% of the Bank's total liabilities) were 1.43% of the total liabilities of the Bank at March 31, 2024 (March 31, 2023: 2.48%).

The weighted cash outflows are primarily driven by unsecured wholesale funding which includes non-operational deposits and unsecured debt. During the three months ended March 31, 2024, unsecured wholesale funding contributed 62.08% (March 31, 2023: 60.57%) of the total weighted cash outflows. The non-operational deposits include term deposits with premature withdrawal facility. Retail deposits including deposits from small business customers and other contingent funding obligations constituted 17.99% (March 31, 2023: 18.17%) and 7.66% (March 31, 2023: 7.29%) of the total weighted cash outflows, respectively. The other contingent funding obligations primarily included bank guarantees (BGs) and letters of credit (LCs) issued on behalf of the Bank's clients.

In view of the margin rules for non-centrally cleared derivative transactions issued by the Basel Committee on Banking Supervision and discussion paper issued by the RBI, certain derivative transactions would be subject to margining and consequent collateral exchange would be as governed by Credit Support Annex (CSA). The Bank has entered into CSAs which would require maintenance of collateral. The Bank considers the increased liquidity requirement on account of valuation changes in the transactions settled through Qualified Central Counterparties (QCCP) in India including the Clearing Corporation of India (CCIL) and other exchange houses as well as for transactions covered under CSAs. The potential outflows on account of such transactions have been considered based on the look-back approach prescribed in the RBI guidelines.

The average LCR of the Bank for the three months ended March 31, 2024 was 122.84 % (March 31, 2023: 124.13%). The Bank also monitors the LCR in US Dollar currency which was the only significant currency, other than Indian Rupee, as it constituted more than 5.00% of the balance sheet size of the Bank during the year ended March 31, 2024.

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

5. Information about business and geographical segments

Business Segments

Pursuant to the guidelines issued by RBI on AS 17 - Segment Reporting, the following business segments have been reported.

- **Retail Banking** includes exposures which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision (BCBS) document 'International Convergence of Capital Measurement and Capital Standards: A Revised Framework'. This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.
- **Wholesale Banking** includes all advances to trusts, partnership firms, companies and statutory bodies, which are not included under Retail Banking.
- **Treasury** includes the entire investment and derivative portfolio of the Bank.
- **Other Banking** includes leasing operations and other items not attributable to any particular business segment.
- **Unallocated** includes items such as tax paid in advance net of provision, deferred tax and provisions to the extent reckoned at the entity level.

Income, expenses, assets and liabilities are either specifically identified with individual segments or are allocated to segments on a systematic basis.

All liabilities are transfer priced to a central treasury unit, which pools all funds and lends to the business units at appropriate rates based on the relevant maturity of assets being funded after adjusting for regulatory reserve requirements.

The transfer pricing mechanism of the Bank is periodically reviewed. The segment results are determined based on the transfer pricing mechanism prevailing for the respective reporting periods.

The following tables set forth, for the periods indicated, the business segment results on this basis.

₹ in million

Sr. No.	Particulars	For the year ended March 31, 2024				
		Retail Banking	Wholesale Banking	Treasury	Other Banking Business	Total
1.	Revenue	**1,345,475.7**	**717,802.2**	**1,139,592.2**	**32,973.0**	**3,235,843.1**
2.	Less: Inter-segment revenue					**1,577,356.0**
3.	Total revenue (1)–(2)					**1,658,487.1**
4.	**Segment results**	**188,491.7**	**199,717.1**	**148,984.0**	**7,685.5**	**544,878.3**
5.	Unallocated expenses					**-**
6.	Operating profit 4)-(5)					**544,878.3**
7.	Income tax expenses (including deferred tax credit)					**135,995.6**
8.	**Net profit/(loss) (6)-(7)**					**408,882.7**
9.	Segment assets	**7,193,136.2**	**4,824,561.0**	**6,282,561.4**	**348,914.4**	**18,649,173.0**
10.	Unallocated assets					**65,972.8**
11.	**Total assets (9)+(10)**					**18,715,145.8**
12.	Segment liabilities	**10,198,454.9**	**4,565,715.3**	**3,757,855.6**[1]	**62,120.0**	**18,584,145.8**
13.	Unallocated liabilities					**131,000.0**
14.	**Total liabilities (12)+(13)**					**18,715,145.8**
15.	Capital expenditure	**19,984.4**	**7,806.3**	**1,390.0**	**461.2**	**29,641.9**
16.	Depreciation	**10,978.1**	**4,596.4**	**788.2**	**263.8**	**16,626.5**

1. Includes share capital and reserves and surplus.

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

'RBI's Master Direction on Financial Statements – Presentation and Disclosures, requires to sub-divide 'Retail banking' into (a) Digital Banking (as defined in RBI circular on Establishment of Digital Banking Units dated April 7, 2022) and (b) Other Retail Banking segment. Accordingly, the segmental results for retail banking segment for the year ended March 31, 2024 is sub-divided as below:

₹ in million

Sr. No.	Particulars	Segment revenue	Segment results	Segment assets	Segment liabilities	Capital expenditure	Depreciation
	Retail Banking	**1,345,475.7**	**188,491.7**	**7,193,136.2**	**10,198,454.9**	**19,984.4**	**10,978.1**
(i)	Digital Banking	**324,426.1**	**50,169.4**	**1,314,019.0**	**1,855,596.4**	**1,313.3**	**721.4**
(ii)	Other Retail Banking	**1,021,049.6**	**138,322.3**	**5,879,117.2**	**8,342,858.5**	**18,671.1**	**10,256.7**

₹ in million

Sr. No.	Particulars	For the year ended March 31, 2023				
		Retail Banking	Wholesale Banking	Treasury	Other Banking Business	Total
1.	Revenue	1,037,753.4	506,148.5	847,707.4	23,830.6	2,415,439.9
2.	Less: Inter-segment revenue					1,124,812.0
3.	Total revenue (1)–(2)					1,290,627.9
4.	**Segment results**	**175,336.8**	**157,857.8**	**142,715.5**	**4,802.2**	**480,712.3**
5.	Unallocated expenses					56,500.0
6.	Operating profit 4)-(5)					424,212.3
7.	Income tax expenses (including deferred tax credit)					105,247.3
8.	**Net profit/(loss) (6)-(7)**					**318,965.0**
9.	Segment assets	6,039,593.7	4,328,743.5	5,084,697.5	297,915.4	15,750,950.1
10.	Unallocated assets					91,116.4
11.	**Total assets (9)+(10)**					**15,842,066.5**
12.	Segment liabilities	8,913,545.4	3,472,764.9	3,299,563.5[1]	25,192.7	15,711,066.5
13.	Unallocated liabilities					131,000.0
14.	**Total liabilities (12)+(13)**					**15,842,066.5**
15.	Capital expenditure	11,682.9	5,251.8	610.6	277.0	17,822.3
16.	Depreciation	9,274.5	3,427.2	335.8	210.4	13,247.9

1. Includes share capital and reserves and surplus.

'RBI's Master Direction on Financial Statements – Presentation and Disclosures, requires to sub-divide 'Retail banking' into (a) Digital Banking (as defined in RBI circular on Establishment of Digital Banking Units dated April 7, 2022) and (b) Other Retail Banking segment. Accordingly, the segmental results for retail banking segment for the three months ended March 31, 2023 is sub-divided as below:

₹ in million

Sr. No.	Particulars	Segment revenue	Segment results	Segment assets	Segment liabilities	Capital expenditure	Depreciation
	Retail Banking	287,393.4	49,026.3	6,039,593.7	8,913,545.4	2,799.1	2,513.2
(i)	Digital Banking	64,748.7	15,354.8	941,323.5	1,306,703.2	141.5	128.6
(ii)	Other Retail Banking	222,644.7	33,671.5	5,098,270.2	7,606,842.2	2,657.6	2,384.6

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

Geographical segments

The Bank reports its operations under the following geographical segments.

Domestic operations comprise branches in India.

Foreign operations comprise branches outside India and offshore banking units in India.

The following tables set forth, for the periods indicated, geographical segment results.

₹ in million

Revenues	Year ended March 31, 2024	Year ended March 31, 2023
Domestic operations	**1,612,412.0**	1,257,715.6
Foreign operations	**46,075.1**	32,912.3
Total	**1,658,487.1**	**1,290,627.9**

₹ in million

Assets[1]	At March 31, 2024	At March 31, 2023
Domestic operations	**17,969,093.4**	15,019,154.1
Foreign operations	**680,079.6**	731,796.0
Total	**18,649,173.0**	**15,750,950.1**

1. Segment assets do not include tax paid in advance/tax deducted at source (net) and deferred tax assets (net).

The following table sets forth, for the periods indicated, capital expenditure and depreciation thereon for the geographical segments.

₹ in million

Particulars	Capital expenditure incurred during		Depreciation provided during	
	Year ended March 31, 2024	Year ended March 31, 2023	Year ended March 31, 2024	Year ended March 31, 2023
Domestic operations	**29,501.7**	17,672.8	**16,537.3**	13,164.4
Foreign operations	**140.2**	149.5	**89.2**	83.5
Total	**29,641.9**	**17,822.3**	**16,626.5**	**13,247.9**

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

6. Maturity pattern

The following table sets forth, the maturity pattern of assets and liabilities of the Bank at March 31, 2024.

₹ in million

Maturity buckets	Loans & Advances[1]	Investment securities[1]	Deposits[1]	Borrowings[1]	Total foreign currency assets[2]	Total foreign currency liabilities[2]
Day 1	**15,713.4**	**1,620,875.2**	**224,391.8**	**1,192.4**	**207,489.7**	**9,445.9**
2 to 7 days	**117,015.6**	**122,900.5**	**878,485.9**	**5,658.2**	**154,558.8**	**42,072.9**
8 to 14 days	**118,591.0**	**104,055.1**	**311,589.7**	**9,954.9**	**21,681.0**	**34,131.4**
15 to 30 days	**339,446.5**	**198,267.7**	**388,405.4**	**55,835.2**	**92,327.1**	**91,670.5**
31 days to 2 months	**474,575.6**	**177,955.7**	**459,661.2**	**74,866.3**	**132,307.5**	**75,297.9**
2 to 3 months	**447,832.2**	**122,764.1**	**442,972.9**	**52,365.5**	**96,619.9**	**67,312.5**
3 to 6 months	**741,381.0**	**199,852.8**	**840,735.5**	**205,182.9**	**159,443.8**	**160,196.1**
6 months to 1 year	**1,262,205.0**	**258,661.0**	**1,270,083.1**	**143,072.1**	**142,133.0**	**108,261.3**
1 to 3 years	**3,320,361.6**	**390,283.3**	**1,696,508.0**	**331,565.7**	**37,391.0**	**179,845.9**
3 to 5 years	**2,357,173.1**	**620,778.9**	**3,826,005.6**	**126,448.7**	**16,983.1**	**44,690.8**
Above 5 years	**2,649,768.9**	**803,028.4**	**3,789,410.4**	**243,533.9**	**51,573.3**	**39,559.5**
Total	**11,844,063.9**	**4,619,422.7**	**14,128,249.5**	**1,249,675.8**	**1,112,508.2**	**852,484.7**

1. *Includes foreign currency balances.*
2. *Excludes off-balance sheet assets and liabilities.*

The following table sets forth, the maturity pattern of assets and liabilities of the Bank at March 31, 2023.

₹ in million

Maturity buckets	Loans & Advances[1]	Investment securities[1]	Deposits[1]	Borrowings[1]	Total foreign currency assets[2]	Total foreign currency liabilities[2]
Day 1	10,042.4	1,245,694.5	127,754.2	-	35,349.4	1,637.6
2 to 7 days	116,565.8	113,368.4	564,803.8	21,086.7	474,567.6	50,108.9
8 to 14 days	95,999.8	67,409.4	228,411.9	10,111.6	68,969.2	24,821.5
15 to 30 days	239,586.3	111,274.4	194,054.5	16,811.4	61,989.4	38,634.4
31 days to 2 months	444,361.0	63,882.2	306,379.7	51,726.9	87,871.1	63,990.3
2 to 3 months	457,284.2	51,112.4	313,978.8	98,068.9	96,509.6	51,706.2
3 to 6 months	665,075.0	114,959.0	559,170.4	92,851.8	93,123.7	75,904.4
6 months to 1 year	1,081,144.6	190,744.3	901,157.0	179,973.3	79,832.7	91,177.0
1 to 3 years	2,883,348.7	397,446.1	1,588,983.4	324,902.8	89,170.3	205,213.2
3 to 5 years	1,891,304.2	576,828.0	3,521,292.8	130,609.0	18,342.9	45,168.3
Above 5 years	2,311,671.1	690,578.7	3,502,420.5	267,112.5	48,785.1	10,802.2
Total	**10,196,383.1**	**3,623,297.4**	**11,808,407.0**	**1,193,254.9**	**1,154,511.0**	**659,164.0**

1. *Includes foreign currency balances.*
2. *Excludes off-balance sheet assets and liabilities.*

The estimates and assumptions used by the Bank for classification of assets and liabilities under the different maturity buckets are based on the returns submitted to RBI for the relevant periods.

SCHEDULES

forming part of the Accounts *(Contd.)*

7. Employee Stock Option Scheme (ESOS)/ Employees Stock Unit Scheme (ESUS)

In terms of the ESOS, as amended, the maximum number of options granted to any eligible employee in a financial year shall not exceed 0.05% of the issued equity shares of the Bank at the time of grant of the options and aggregate of all such options granted to the eligible employees shall not exceed 10.0% of the aggregate number of the issued equity shares of the Bank on the date(s) of the grant of options in line with SEBI Regulations. Under the stock option scheme, eligible employees are entitled to apply for equity shares. In April 2016, exercise period was modified from 10 years from the date of grant or five years from the date of vesting, whichever is later, to 10 years from the date of vesting. In June 2017, exercise period was further modified to not exceed 10 years from the date of vesting of options as may be determined by the Board Governance, Remuneration & Nomination Committee to be applicable for future grants. In May 2018, exercise period was further modified to not exceed 5 years from the date of vesting of options as may be determined by the Board Governance, Remuneration & Nomination Committee to be applicable for future grants.

Options granted after March 2014 vest in a graded manner over a three-year period with 30%, 30% and 40% of the grant vesting in each year, commencing from the end of 12 months from the date of grant other than certain options granted in April 2014 which vested to the extent of 50% on April 30, 2017 and the balance on April 30, 2018 and option granted in September 2015 which vested to the extent of 50% on April 30, 2018 and balance 50% vested on April 30, 2019. Options granted in January 2018 vested at the end of four years from the date of grant. Certain options granted in May 2018, vested to the extent of 50% on May 2021 and balance 50% on May 2022.

Options granted prior to March 2014 except mentioned below, vested in a graded manner over a four-year period, with 20%, 20%, 30% and 30% of the grants vesting in each year, commencing from the end of 12 months from the date of grant. Options granted in April 2009 vested in a graded manner over a five-year period with 20%, 20%, 30% and 30% of grant vesting each year, commencing from the end of 24 months from the date of grant. Options granted in September 2011 vested in a graded manner over a five-year period with 15%, 20%, 20% and 45% of grant vesting each year, commencing from the end of 24 months from the date of the grant.

The exercise price of the Bank's options, except mentioned below, is the last closing price on the stock exchange, which recorded highest trading volume preceding the date of grant of options. In February 2011, the Bank granted 16,692,500 options to eligible employees and whole-time Directors of the Bank and certain of its subsidiaries at an exercise price of ₹ 175.82. This exercise price was the average closing price on the stock exchange during the six months ended October 28, 2010. Of these options granted, 50% vested on April 30, 2014 and the balance 50% vested on April 30, 2015.

The Board of Directors at its Meeting held on June 28, 2022, approved the adoption of Employees Stock Unit Scheme - 2022 (Scheme 2022), which was subsequently approved by the shareholders at the Annual General Meeting held on August 30, 2022.

As per the Scheme, maximum of 100,000,000 Employee stock units (units), shall be granted in one or more tranches over a period of 7 years from the date of approval of the Scheme 2022 by the shareholders. The maximum number of units granted to any eligible employee shall not exceed 20,000 units in any financial year and 0.14% of the total units available for grant over a period of seven years from the date of approval of the unit scheme by the shareholders.

Units granted under the Scheme 2022 shall vest not later than the maximum vesting period of 4 years. Exercise price shall be the face value of equity shares of the Bank i.e. ₹ 2 for each unit (as adjusted for any changes in capital structure of the Bank).

Units granted under the scheme vest in a graded manner over a three-year period with 30%, 30% and 40% of the grant vesting in each year, commencing from the end of 13 months from the date of grant. Exercise period of units is five years from the date of vesting, or such shorter period as may be determined by the Board Governance, Remuneration & Nomination Committee for each grant.

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

The weighted average fair value, based on Black-Scholes model, of options granted during the year ended March 31, 2024 was ₹ 340.59 (year ended March 31, 2023: ₹ 291.15) and of units granted during the year ended March 31, 2024 was ₹ 879.43.

The following table sets forth, for the periods indicated, the key assumptions used to estimate the fair value of options granted.

Particulars	Year ended March 31, 2024	Year ended March 31, 2023
Risk-free interest rate	**6.88% to 7.32%**	5.99% to 7.37%
Expected term	**3.23 to 5.23 years**	3.23 to 5.23 years
Expected volatility	**24.78% to 37.41%**	34.79% to 38.98%
Expected dividend yield	**0.56% to 0.85%**	0.27% to 0.72%

The following table sets forth, for the periods indicated, the key assumptions used to estimate the fair value of units granted.

Particulars	Year ended March 31, 2024
Risk-free interest rate	**6.82% to 6.94%**
Expected term	**1.58 to 3.58 years**
Expected volatility	**23.63% to 36.56%**
Expected dividend yield	**0.56%**

Risk free interest rates over the expected term of the option/units are based on the government securities yield in effect at the time of the grant. The expected term of an option/units is estimated based on the vesting term as well as expected exercise behavior of the employees who receive the option/units. Expected exercise behavior is estimated based on the historical stock option/units exercise pattern of the Bank. Expected volatility during the estimated expected term of the option/units is based on historical volatility determined based on observed market prices of the Bank's publicly traded equity shares. Expected dividends during the estimated expected term of the option/units are based on recent dividend activity.

The following table sets forth, for the periods indicated, the summary of the status of the Bank's stock option plan.

₹ except number of options

Particulars	Stock options outstanding			
	Year ended March 31, 2024		Year ended March 31, 2023	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at the beginning of the year	**225,025,803**	**361.60**	237,197,999	310.82
Add: Granted during the year	**14,635,600**	**894.95**	25,793,500	747.92
Less: Lapsed during the year, net of re-issuance	**1,410,025**	**728.44**	3,921,340	568.36
Less: Exercised during the year	**39,519,912**	**296.27**	34,044,356	276.72
Outstanding at the end of the year	**198,731,466**	**411.26**	225,025,803	361.60
Options exercisable	**159,296,026**	**324.55**	172,938,533	289.69

SCHEDULES

forming part of the Accounts *(Contd.)*

The following table sets forth, the summary of stock options outstanding at March 31, 2024.

Range of exercise price (₹ per share)	Number of shares arising out of options	Weighted average exercise price (₹ per share)	Weighted average remaining contractual life (Number of years)
60-199	**4,012,005**	**161.88**	**1.25**
200-399	**115,605,713**	**267.72**	**3.54**
400-599	**42,086,634**	**483.18**	**3.22**
600-799	**22,668,214**	**747.64**	**5.20**
800-899	**14,358,900**	**894.81**	**6.16**

The following table sets forth, the summary of stock options outstanding at March 31, 2023.

Range of exercise price (₹ per share)	Number of shares arising out of options	Weighted average exercise price (₹ per share)	Weighted average remaining contractual life (Number of years)
60-199	7,202,993	160.84	1.85
200-399	145,129,078	267.52	4.37
400-599	48,347,432	479.32	4.15
600-799	24,274,900	747.62	6.17
800-899	71,400	862.88	6.58

The following table sets forth, for the periods indicated, the summary of the status of the Bank's stock unit plan.

₹ except number of units

Particulars	Stock Units outstanding			
	Year ended March 31, 2024		Year ended March 31, 2023	
	Number of units	Weighted average exercise price	Number of units	Weighted average exercise price
Outstanding at the beginning of the year	**-**	**-**	-	-
Add: Granted during the year	**4,419,670**	**2.00**	-	-
Less: Lapsed during the year, net of re-issuance	**228,860**	**2.00**	-	-
Less: Exercised during the year	**-**	**-**	-	-
Outstanding at the end of the year	**4,190,810**	**2.00**	-	-
Units exercisable	**2,700**	**2.00**	-	-

At March 31, 2024, the weighted average remaining contractual life of stock units outstanding was 6.24 years.

The options were exercised regularly throughout the period and weighted average share price as per National Stock Exchange price volume data during the year ended March 31, 2024 was ₹ 972.60 (year ended March 31, 2023: ₹ 832.00).

8. Subordinated debt

During the year ended March 31, 2024, the Bank has not raised subordinated debt bonds qualifying for Additional Tier-1 capital (March 31, 2023: Nil) and subordinated debt qualifying for Tier-2 capital (March 31, 2023: Nil).

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

9. Repurchase transactions

The following tables set forth for the periods indicated, the details of securities sold and purchased under repo and reverse repo transactions respectively including transactions under Liquidity Adjustment Facility (LAF) and Marginal Standing Facility (MSF).

₹ in million

Sr. No.	Particulars	Minimum outstanding balance during the	Maximum outstanding balance during the	Daily average outstanding balance during the	Outstanding balance at March 31, 2024
		Year ended March 31, 2024			
Securities sold under Repo, LAF and MSF					
i)	Government Securities	**-**	**266,852.1**	**139,377.7**	**-**
ii)	Corporate Debt Securities	**-**	**-**	**-**	**-**
iii)	Any other securities	**-**	**-**	**-**	**-**
Securities purchased under Reverse Repo and LAF					
i)	Government Securities	**-**	**255,318.1**	**22,778.8**	**122,381.1**
ii)	Corporate Debt Securities	**-**	**-**	**-**	**-**
iii)	Any other securities	**-**	**-**	**-**	**-**

1. *Amounts reported are based on face value of securities under Repo and Reverse repo.*
2. *Amounts reported are based on lending/borrowing amount under tri-party repo, LAF and MSF.*

₹ in million

Sr. No.	Particulars	Minimum outstanding balance during the	Maximum outstanding balance during the	Daily average outstanding balance during the	Outstanding balance at March 31, 2023
		Year ended March 31, 2023			
Securities sold under Repo, LAF and MSF					
i)	Government Securities	-	244,318.8	137,385.3	-
ii)	Corporate Debt Securities	-	1,000.0	2.7	-
iii)	Any other securities	-	-	-	-
Securities purchased under Reverse Repo and LAF					
i)	Government Securities	-	660,560.0	101,231.3	-
ii)	Corporate Debt Securities	-	4,250.0	88.4	-
iii)	Any other securities	-	-	-	-

1. *Amounts reported are based on face value of securities under Repo and Reverse repo.*
2. *Amounts reported are based on lending/borrowing amount under tri-party repo, LAF and MSF*

SCHEDULES

forming part of the Accounts *(Contd.)*

10. Composition of investments

The following table sets forth, the composition of investments of the Bank at March 31, 2024.

₹ in million

	Investments in India							Investments outside India				
	Government Securities	Other Approved Securities	Shares	Debentures and Bonds	Subsidiaries and/or joint ventures	Others	Total investments in India	Government securities (including local authorities)	Subsidiaries and/or joint ventures	Others	Total Investments outside India	Total Investments
Held to Maturity												
Gross	2,937,502.4	-	54.7	-	77,176.8	4,292.0	3,019,025.9	-	19,698.9	205.6	19,904.5	3,038,930.4
Less: Provision for non-performing investments (NPI)	-	-	54.7	-	-	3,718.6	3,773.3	-	-	67.2	67.2	3,840.6
Net	2,937,502.4	-	-	-	77,176.8	573.4	3,015,252.5	-	19,698.9	138.3	19,837.2	3,035,089.8
Available for Sale												
Gross	625,156.5	-	56,075.2	185,850.8	19,976.6	206,721.3	1,093,780.4	6,770.6	-	20,848.2	27,618.8	1,121,399.2
Less: Provision for depreciation and NPI	-	-	30,037.6	6,426.5	-	19,730.2	56,194.2	-	-	3,797.6	3,797.6	59,991.9
Net	625,156.5	-	26,037.6	179,424.4	19,976.6	186,991.1	1,037,586.2	6,770.6	-	17,050.6	23,821.2	1,061,407.3
Held for Trading												
Gross	193,296.5	-	758.9	293,225.0	-	2,566.6	489,847.0	33,078.6	-	-	33,078.6	522,925.6
Less: Provision for depreciation and NPI	-	-	-	-	-	-	-	-	-	-	-	-
Net	193,296.5	-	758.9	293,225.0	-	2,566.6	489,847.0	33,078.6	-	-	33,078.6	522,925.6
Total Investments	3,755,955.3	-	56,888.8	479,075.9	97,153.4	213,579.8	4,602,653.2	39,849.3	19,698.9	21,053.8	80,602.0	4,683,255.2
Less: Provision for non-performing investments	-	-	54.7	-	-	3,718.6	3,773.3	-	-	67.2	67.2	3,840.5
Less: Provision for depreciation and NPI	-	-	30,037.6	6,426.5	-	19,730.2	56,194.2	-	-	3,797.6	3,797.6	59,991.8
Net	3,755,955.3	-	26,796.6	472,649.4	97,153.4	190,131.0	4,542,685.7	39,849.3	19,698.9	17,188.9	76,737.1	4,619,422.7

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

The following table sets forth, the composition of investments of the Bank at March 31, 2023.

₹ in million

	Investments in India							Investments outside India				
	Government Securities	Other Approved Securities	Shares	Debentures and Bonds	Subsidiaries and/or joint ventures	Others	Total investments in India	Government securities (including local authorities)	Subsidiaries and/or joint ventures	Others	Total Investments outside India	Total Investments
Held to Maturity												
Gross	2,462,155.4	-	54.7	-	48,937.6	4,285.7	2,515,433.4	-	19,698.9	279.5	19,978.4	2,535,411.8
Less: Provision for non-performing investments (NPI)	-	-	54.7	-	-	-	54.7	-	-	-	-	54.7
Net	**2,462,155.4**	**-**	**-**	**-**	**48,937.6**	**4,285.7**	**2,515,378.7**	**-**	**19,698.9**	**279.5**	**19,978.4**	**2,535,357.1**
Available for Sale												
Gross	573,450.5	-	51,424.6	214,257.2	19,976.5	119,517.2	978,626.0	3,595.4	-	22,532.2	26,127.6	1,004,753.6
Less: Provision for depreciation and NPI	-	-	29,712.7	9,748.5	-	18,015.9	57,477.1	-	-	4,045.3	4,045.3	61,522.4
Net	**573,450.5**	**-**	**21,711.9**	**204,508.7**	**19,976.5**	**101,501.3**	**921,148.9**	**3,595.4**	**-**	**18,486.9**	**22,082.3**	**943,231.2**
Held for Trading												
Gross	22,166.9	-	-	83,585.4	-	-	105,752.3	38,794.0	-	162.8	38,956.8	144,709.1
Less: Provision for depreciation and NPI	-	-	-	-	-	-	-	-	-	-	-	-
Net	**22,166.9**	**-**	**-**	**83,585.4**	**-**	**-**	**105,752.3**	**38,794.0**	**-**	**162.8**	**38,956.8**	**144,709.1**
Total Investments	**3,057,772.8**	**-**	**51,479.3**	**297,842.6**	**68,914.1**	**123,802.9**	**3,599,811.7**	**42,389.4**	**19,698.9**	**22,974.5**	**85,062.8**	**3,684,874.5**
Less: Provision for non-performing investments	-	-	54.7	-	-	-	54.7	-	-	-	-	54.7
Less: Provision for depreciation and NPI	-	-	29,712.7	9,748.5	-	18,015.9	57,477.1	-	-	4,045.3	4,045.3	61,522.4
Net	**3,057,772.8**	**-**	**21,711.9**	**288,094.1**	**68,914.1**	**105,787.0**	**3,542,279.9**	**42,389.4**	**19,698.9**	**18,929.2**	**81,017.5**	**3,623,297.4**

SCHEDULES

forming part of the Accounts *(Contd.)*

Securities kept as margin

The following table sets forth, the face value of securities that are kept as margin are as under:

₹ in million

Sr. No.	Particulars	At March 31, 2024	At March 31, 2023
Securities kept as margin with Clearing Corporation of India towards (CCIL)			
i)	Collateral and fund management-Securities Segment	**38,500.0**	26,050.0
ii)	Collateral and fund management-Tri-Party Repo	**351,650.0**	356,050.0
iii)	Default Fund-Forex Forward Segment	**1,820.0**	2,250.0
iv)	Default Fund-Forex Settlement Segment	**170.0**	220.0
v)	Default Fund-Rupee Derivatives (Guaranteed Settlement) Segment	**820.0**	1,920.0
vi)	Default Fund-Securities Segment	**270.0**	120.0
vii)	Default Fund-Tri-Party Repo Segment	**150.0**	150.0
Securities kept as margin with the RBI towards			
i)	Real Time Gross Settlement (RTGS)	**-**	-
ii)	Repo Transactions	**315,250.0**	314,750.0
Securities kept with National Securities Clearing Corporation of India (NSCCIL) towards NSE Currency Derivative Segment		**33,150.0**	14,000.0
Securities kept with London clearing house (LCH) Clearnet Limited towards LCH Currency Derivative Segment		**-**	9,531.7

11. Government Security lending transactions

The Bank has not undertaken any government securities lending transactions during the year ended March 31, 2024

12. Movement of provisions for depreciation on investments and Investment Fluctuation Reserve

The following table sets forth, for the period indicated, the movement of provisions for depreciation on investments and Investment Fluctuation Reserve of the Bank.

₹ in million except percentage

Sr. No.	Particulars	At March 31, 2024	At March 31, 2023
A.	**Movement of provisions held towards depreciation on investments**		
i)	Opening balance	**61,577.1**	51,415.7
ii)	Add: Provisions made during the year	**9,701.3**	14,688.5
iii)	Less: Write-off/write-back of excess provisions during the year	**(7,445.9)**	(4,527.1)
iv)	Closing balance	**63,832.5**	61,577.1
B.	**Movement of Investment Fluctuation Reserve**		
i)	Opening balance	**21,758.8**	20,715.0
ii)	Add: Amount transferred during the year	**9,927.9**	1,043.8
iii)	Less: Drawdown	**-**	-
iv)	Closing balance	**31,686.7**	21,758.8
C.	**Closing balance in IFR as a percentage of closing balance of investments in AFS and HFT/Current category**	**2.00%**	2.00%

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

13. Investment in securities, other than government and other approved securities (Non-SLR investments)

i) Issuer composition of investments in securities, other than government and other approved securities

The following table sets forth, the issuer composition of investments of the Bank in securities, other than government and other approved securities at March 31, 2024.

₹ in million

Sr. No.	Issuer	Amount	Extent of private placement (a)	Extent of 'below investment grade' securities (b)	Extent of 'unrated' securities[2,4] (c)	Extent of 'unlisted' securities[2,4] (d)
1.	PSUs	**98,663.0**	**70,479.8**	**-**	**-**	**42,070.0**
2.	FIs	**84,963.6**	**60,519.6**	**642.8**	**674.2**	**102.9**
3.	Banks	**99,436.3**	**28,915.9**	**1,085.2**	**-**	**2,394.1**
4.	Private corporates	**272,182.5**	**225,008.6**	**3,595.0**	**1,008.9**	**3,404.7**
5.	Subsidiaries/ Joint ventures	**116,852.3**	**5,525.3**	**-**	**-**	**-**
6.	Others[3,4]	**255,202.1**	**213,052.6**	**18,634.9[5]**	**-**	**-**
7.	Provision held towards depreciation	**(63,832.4)**	**-**	**-**	**-**	**-**
	Total	**863,467.4**	**603,501.7**	**23,957.9**	**1,683.1**	**47,971.7**

1. Amounts reported under columns (a), (b), (c) and (d) above are not mutually exclusive.

2. Excludes equity shares, units of equity-oriented mutual fund, units of venture capital fund, pass through certificates, security receipts, commercial papers, certificates of deposit, non-convertible debentures (NCDs) with original or initial maturity up to one year issued by corporate (including NBFC), unlisted convertible debentures and securities acquired by way of conversion of debt.

3. Includes investments in non-Indian government securities by overseas branches amounting to ₹ 39,849.3 million.

4. Excludes investments in non-SLR Government of India securities amounting to ₹ 212.2 million.

5. Represents security receipts.

The following table sets forth, the issuer composition of investments of the Bank in securities, other than government and other approved securities at March 31, 2023.

₹ in million

Sr. No.	Issuer	Amount	Extent of private placement (a)	Extent of 'below investment grade' securities (b)	Extent of 'unrated' securities[2,4] (c)	Extent of 'unlisted' securities[2,4] (d)
1.	PSUs	34,991.4	15,118.9	-	-	4,920.0
2.	FIs	76,392.3	54,146.0	797.0	181.8	-
3.	Banks	21,652.3	13,341.1	1,069.2	-	2,358.7
4.	Private corporates	237,340.3	200,086.4	2,965.0	695.0	13,375.7
5.	Subsidiaries/ Joint ventures	88,613.0	5,525.3	-	-	-
6.	Others[3,4]	168,112.2	125,722.9	20,098.2[5]	-	-
7.	Provision held towards depreciation	(61,577.1)	-	-	-	-
	Total	**565,524.4**	**413,940.6**	**24,929.4**	**876.8**	**20,654.4**

1. Amounts reported under columns (a), (b), (c) and (d) above are not mutually exclusive.

2. Excludes equity shares, units of equity-oriented mutual fund, units of venture capital fund, pass through certificates, security receipts, commercial papers, certificates of deposit, non-convertible debentures (NCDs) with original or initial maturity up to one year issued by corporate (including NBFC), unlisted convertible debentures and securities acquired by way of conversion of debt.

3. Includes investments in non-Indian government securities by overseas branches amounting to ₹ 42,389.4 million

4. Excludes investments in non-SLR Government of India securities amounting to ₹ 81.0 million.

5. Represents security receipts.

SCHEDULES

forming part of the Accounts *(Contd.)*

ii) Non-performing investments in securities, other than government and other approved securities

The following table sets forth, for the periods indicated, the movement in gross non-performing investments in securities, other than government and other approved securities.

₹ in million

Particulars	Year ended March 31, 2024	Year ended March 31, 2023
Opening balance	**44,916.2**	**40,891.6**
Additions during the year	**4,007.7**	10,106.1
Reduction during the year	**(14,172.8)**	(6,081.5)
Closing balance	**34,751.1**	**44,916.2**
Total provision held	**33,478.7**	**40,394.6**

14. Sales and transfers of securities to/from Held to Maturity (HTM) category

During the year ended March 31, 2024 and March 31, 2023, the value of sales/transfers of securities to/from HTM category did not exceed 5.0% of the book value of investments held in HTM category at the beginning of the year. Sales and transfers of securities to/from HTM category does not include one-time transfer of securities, direct sales from HTM for bringing down SLR holdings consequent to a downward revision in SLR requirements by RBI, sales to RBI under open market operation auctions and government securities acquisition programme, repurchase of government securities by Government of India and state development loans by concerned state government under buyback or switch operations and additional shifting of securities explicitly permitted by RBI.

15. Derivatives

The Bank is a participant in the financial derivatives market. The Bank deals in derivatives for balance sheet management, proprietary trading and market making purposes whereby the Bank offers derivative products to its customers, enabling them to hedge their risks.

Dealing in derivatives is carried out by identified groups in the treasury of the Bank based on the purpose of the transaction. Derivative transactions are entered into by the treasury front office. Treasury and Securities Service Group (TSSG) conducts an independent check of the transactions entered into by the front office and also undertakes activities such as confirmation, settlement, accounting, risk monitoring and reporting and ensures compliance with various internal and regulatory guidelines.

The market making and the proprietary trading activities in derivatives are governed by the Investment policy and Derivative policy of the Bank, which lays down the position limits, stop loss limits as well as other risk limits. The Risk Management Group (RMG) lays down the methodology for computation and monitoring of risk. The Risk Committee of the Board (RCB) reviews the Bank's risk management policy in relation to various risks including credit and recovery policy, investment policy, derivative policy, asset liability management (ALM) policy and operational risk management policy. The RCB comprises independent directors and the Executive Director of the Bank.

The Bank measures and monitors risk of its derivatives portfolio using such risk metrics as Value at Risk (VaR), stop loss limits and relevant greeks for options. Risk reporting on derivatives forms an integral part of the management information system.

The use of derivatives for hedging purposes is governed by the hedge policy approved by ALCO. Subject to prevailing RBI guidelines, the Bank deals in derivatives for hedging fixed rate, floating rate or foreign currency assets/liabilities. Transactions for hedging and market making purposes are recorded separately. For hedge transactions, the Bank identifies the hedged item (asset or liability) at the inception of the hedge itself. The effectiveness is assessed at the time of inception of the hedge and periodically thereafter.

Based on RBI circular issued on June 26, 2019, the accounting of hedge relationships established after June 26, 2019 is in accordance with the Guidance note on Accounting for Derivative Contracts issued by ICAI. The swaps

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

under hedge relationships established prior to that date are accounted for on an accrual basis and are not marked to market unless their underlying transaction is marked-to-market. Gains or losses arising from hedge ineffectiveness, if any, are recognised in the profit and loss Account. The premium on option contracts is accounted for as per Foreign Exchange Dearlers Association of India (FEDAI) guidelines.

Over the counter (OTC) derivative transactions are covered under International Swaps and Derivatives Association (ISDA) master agreements with the respective counter parties. The exposure on account of derivative transactions is computed as per RBI guidelines.

The Board of Directors has authorised ALCO to review and approve matters, as applicable, pertaining to the LIBOR transition to alternate risk free rates. A LIBOR Working Group has been constituted which reviews the progress on the international front, and the work carried out alongside Indian Banking Association (IBA). An update on the activities on the LIBOR transition and the proceedings of the Working Group are presented quarterly to ALCO. The necessary changes were implemented in the treasury system of the Bank to handle the transition of existing trades to the alternate risk free rates. The transition was carried out for the LIBORs (GBP, JPY, EUR, CHF) that ceased on December 31, 2021 and USD LIBORs ceased on June 2023 (except for trades whose last fixing was prior to June 2023 will continue as USD LIBOR linked trades till expiry).

The following tables set forth, for the periods indicated, the details of derivative positions.

₹ in million

Sr. No.	Particulars	At March 31, 2024		At March 31, 2023	
		Currency derivative[1]	Interest rate derivative[2]	Currency derivative[1]	Interest rate derivative[2]
1.	**Derivatives (Notional principal amount)**				
	For hedging	**-**	**396,997.5**	-	364,145.0
	For trading	**3,382,695.6**	**24,958,775.3**	1,662,275.0	23,627,386.6
2.	**Marked to market positions (net)[3]**	**(25,200.9)**	**8,345.0**	(13,368.4)	9,074.0
	a) Asset (+)	**28,190.6**	**92,915.5**	36,738.3	97,204.6
	b) Liability (-)	**(53,391.5)**	**(84,570.5)**	(50,106.7)	(88,130.6)
3.	**Credit exposure[4]**	**102,347.4**	**307,963.8**	104,371.8	291,761.7
4.	**Likely impact of one percentage change in interest rate (100*PV01)[5]**				
	On hedging derivatives[6]	**-**	**7,648.7**	-	7,813.2
	On trading derivatives	**849.9**	**11,203.5**	1,467.5	10,770.6
5.	**Maximum and minimum of 100*PV01 observed during the period**				
	a) On hedging[6]				
	Maximum	**-**	**9,145.2**	-	9,327.0
	Minimum	**-**	**6,944.4**	-	5,937.8
	b) On trading				
	Maximum	**1,499.0**	**13,061.3**	2,948.6	11,379.1
	Minimum	**849.8**	**10,631.0**	1,416.4	1,489.8

1. *Exchange traded and OTC options, cross currency interest rate swaps and currency futures are included in currency derivatives.*
2. *OTC interest rate options, interest rate swaps, forward rate agreements, swaptions and exchange traded interest rate derivatives are included in interest rate derivatives.*
3. *For trading portfolio including accrued interest.*
4. *Includes accrued interest and has been computed based on current exposure method.*
5. *Amounts given are absolute values on a net basis, excluding options.*
6. *The swap contracts entered into for hedging purpose would have an opposite and off-setting impact with the underlying on-balance sheet items.*

SCHEDULES

forming part of the Accounts *(Contd.)*

The following tables set forth, for the periods indicated, the details of Foreign exchange contracts.

₹ in million

Sr. No.	Particulars	At March 31, 2024		At March 31, 2023	
		Trading	Non-trading	Trading	Non-trading
1.	**Foreign exchange contracts (Notional principal amount)**	**15,338,457.5**	**261,764.4**	14,350,624.0	979,594.1
2.	**Marked to market positions (net)**	**3,888.0**	**312.2**	467.4	(1,077.4)
	1. Asset (+)	**24,402.1**	**419.4**	24,154.1	2,154.3
	2. Liability (-)	**(20,514.1)**	**(107.2)**	(23,686.7)	(3,231.7)
3.	**Credit exposure[1]**	**373,396.2**	**5,654.7**	366,783.1	27,480.1
4.	**Likely impact of one percentage change in interest rate (100*PV01)[2]**	**63.8**	**4.2**	38.9	26.5

1. Computed as per RBI Master Circular on Exposure Norms dated July 1, 2015.
2. Amounts given are absolute values on a net basis.

As per the Master circular on Basel III Capital Regulations issued by RBI on April 1, 2022 on capital adequacy computation, 'Banks in India shall adopt the comprehensive approach, which allows fuller offset of collateral against exposures, by effectively reducing the exposure amount by the value ascribed to the collateral'. Therefore, counterparty exposure has been fully off-set against the collateral received from the counterparty. The excess collateral posted over the net MTM payable was reckoned as exposure till FY2023. Since the collateral received is counterparty-wise and not product-wise, the derivative exposure reported above has not been adjusted for the collateral received/posted. At March 31, 2024, collateral utilised against the exposure was ₹ 19,378.6 million (March 31, 2023: ₹ 11,761.9 million), excess collateral posted over the exposure was ₹ 63.5 million (March 31, 2023: ₹ 1,118.2 million) and the net credit exposure on foreign exchange and derivatives, subsequent to collateral netting, was ₹ 770,046.9 million (March 31, 2023: ₹ 779,752.9 million).

The net overnight open position (NOOP) at March 31, 2024 (as per last NOOP value reported to RBI for the year ended March 31, 2024) was ₹ 1,980.0 million (March 31, 2023: ₹ 4,710.8 million).

The Bank has no exposure in credit derivative instruments (funded and non-funded) including credit default swaps (CDS) and principal protected structures at March 31, 2024 (March 31, 2023: Nil).

16. Exchange traded interest rate derivatives and currency derivatives

Exchange traded interest rate derivatives

The following table sets forth, for the periods indicated, the details of exchange traded interest rate derivatives.

₹ in million

Sr. No.	Particulars	At March 31, 2024	At March 31, 2023
1.	Notional principal amount of exchange traded interest rate derivatives undertaken during the year -10 year Government Security Notional Bond	**-**	-
2.	Notional principal amount of exchange traded interest rate derivatives outstanding - 10 year Government Security Notional Bond	**-**	-
3.	Notional principal amount of exchange traded interest rate derivatives outstanding and not 'highly effective'	**N.A.**	N.A.
4.	Mark-to-market value of exchange traded interest rate derivatives outstanding and not 'highly effective'	**N.A.**	N.A.

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

Exchange traded currency derivatives

The following table sets forth, for the periods indicated, the details of exchange traded currency derivatives.

₹ in million

Sr. No.	Particulars	At March 31, 2024	At March 31, 2023
1.	Notional principal amount of exchange traded currency derivatives undertaken during the year	**3,188,224.8**	2,582,348.5
2.	Notional principal amount of exchange traded currency derivatives options outstanding	**108,219.1**	37,567.3
3.	Notional principal amount of exchange traded currency derivatives outstanding and not 'highly effective'	**NA**	N.A.
4.	Mark-to-market value of exchange traded currency derivatives outstanding and not 'highly effective'	**NA**	N.A.

17. Forward rate agreement (FRA)/Interest rate swaps (IRS)/Cross currency swaps (CCS)

The Bank enters into FRA, IRS and CCS contracts for balance sheet management and market making purposes whereby the Bank offers derivative products to its customers to enable them to hedge their interest rate risk and currency risk within the prevalent regulatory guidelines.

A FRA is a financial contract between two parties to exchange interest payments for 'notional principal' amount on settlement date, for a specified period from start date to maturity date. Accordingly, on the settlement date cash payments based on contract rate and the settlement rate, which is the agreed bench-mark/reference rate prevailing on the settlement date, are made by the parties to one another.

An IRS is a financial contract between two parties exchanging or swapping a stream of interest payments for a 'notional principal' amount on multiple occasions during a specified period. The Bank deals in interest rate benchmarks like Mumbai Inter-Bank Offered Rate (MIBOR), Indian Government Securities Benchmark Rate (INBMK), Mumbai Inter-Bank Forward Offer Rate (MIFOR) and Alternative Reference Rates (ARR) like Sterling Overnight Index Average (SONIA), Secured Overnight Financing Rate (SOFR) and Tokyo Overnight Average Rate (TONAR) etc.

A CCS is a financial contract between two parties exchanging interest payments and principal, wherein interest payments and principal in one currency would be exchanged for interest payments and principal in another currency.

These contracts are subject to the risks of changes in market interest rates and currency rates as well as the settlement risk with the counterparties.

The following table sets forth, for the periods indicated, the details of the FRA/IRS contracts.

₹ in million

Sr. No.	Particulars	At March 31, 2024	At March 31, 2023
1	Notional principal of FRA/IRS	**25,351,178.5**	23,972,449.0
2	Losses which would be incurred if all counter parties failed to fulfil their obligations under the agreement[1]	**92,925.4**	97,127.6
3	Collateral required by the Bank upon entering into FRA/IRS	**-**	-
4	Concentration of credit risk[2]	**4,459.9**	5,112.9
5	Fair value of FRA/IRS[3]	**1,332.7**	1,963.7

1. *For trading portfolio both mark-to-market and accrued interest have been considered and for hedging portfolio only accrued interest has been considered.*
2. *Credit risk concentration is measured as the highest net receivable under these contracts from a particular counter party.*
3. *Fair value represents mark- to-market including accrued interest.*

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

The following table sets forth, for the periods indicated, the details of the CCS.

₹ in million

Sr. No.	Particulars	At March 31, 2024	At March 31, 2023
1.	Notional principal of CCS[1]	**541,254.0**	564,630.0
2.	Losses which would be incurred if all counter parties failed to fulfil their obligations under the agreement[2]	**17,721.5**	30,706.1
3.	Collateral required by the Bank upon entering into CCS	**-**	-
4.	Concentration of credit risk[3]	**8,491.7**	11,907.4
5.	Fair value of CCS[4]	**(16,936.1)**	(6,157.1)

1. *CCS includes cross currency interest rate swaps and currency swaps.*
2. *For trading portfolio both mark-to-market and accrued interest have been considered and for hedging portfolio only accrued interest has been considered.*
3. *Credit risk concentration is measured as the highest net receivable under these contracts from a particular counter party.*
4. *Fair value represents mark-to-market including accrued interest.*

The following tables set forth, for the periods indicated, the nature and terms of FRA and IRS.

Hedging

₹ in million

Benchmark	Type	At March 31, 2024		At March 31, 2023	
		Notional principal	No. of deals	Notional principal	No. of deals
MIBOR	Fixed receivable v/s Floating payable	**271,890.0**	**52**	240,890.0	47
USD LIBOR	Fixed receivable v/s Floating payable	**-**	**-**	123,255.0	15
USD SOFR	Fixed receivable v/s Floating payable	**125,107.5**	**15**	-	-
Total		**396,997.5**	**67**	**364,145.0**	**62**

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

Trading

₹ in million

Benchmark	Type	At March 31, 2024		At March 31, 2023	
		Notional principal	No. of deals	Notional principal	No. of deals
Bond yield	Sell FRA	**92,205.0**	**262**	78,803.6	224
CADCDOR	Floating receivable v/s Fixed payable	**565.9**	**1**	678.3	1
CADCDOR	Fixed receivable v/s Floating payable	**565.9**	**1**	678.3	1
EURESTR	Fixed receivable v/s Floating payable	**53,745.5**	**18**	38,625.8	15
EURESTR	Floating receivable v/s Fixed payable	**56,670.8**	**22**	41,076.1	19
EURIBOR	Fixed receivable v/s Floating payable	**16,257.4**	**30**	11,849.0	30
EURIBOR	Floating receivable v/s Fixed payable	**17,731.5**	**18**	13,697.0	20
GBPSONIA	Floating receivable v/s Fixed payable	**4,102.2**	**9**	8,577.5	16
GBPSONIA	Fixed receivable v/s Floating payable	**3,180.4**	**7**	5,209.4	11
INBMK	Floating receivable v/s Fixed payable	**1,000.0**	**1**	1,000.0	1
INBMK	Fixed receivable v/s Floating payable	**1,000.0**	**1**	1,000.0	1
JPYTONAR	Floating receivable v/s Fixed payable	**16,141.2**	**10**	5,396.9	7
JPYTONAR	Fixed receivable v/s Floating payable	**15,946.4**	**10**	5,852.0	7
MIBOR	Fixed receivable v/s Floating payable	**9,969,152.6**	**14,945**	9,624,496.5	14,850
MIBOR	Floating receivable v/s Fixed payable	**9,916,916.5**	**14,091**	9,754,197.8	14,677
MIFOR	Fixed receivable v/s Floating payable	**-**	**-**	320,642.7	446
MIFOR	Floating receivable v/s Fixed payable	**-**	**-**	251,471.2	257
MODMIFOR	Floating receivable v/s Fixed payable	**373,715.9**	**413**	101,000.0	125
MODMIFOR	Fixed receivable v/s Floating payable	**475,494.2**	**551**	172,100.0	191
OTHERS	Fixed receivable v/s Fixed payable	**23,918.2**	**6**	6,289.7	6
T-BILL	Floating receivable v/s Fixed payable	**26,066.3**	**9**	26,257.7	9
T-BILL	Fixed receivable v/s Floating payable	**69.9**	**1**	5,104.9	2
USD SOFR v/s USD LIBOR	Floating receivable v/s Floating payable	**-**	**-**	823.9	1
USDLIBOR	Fixed receivable v/s Floating payable	**-**	**-**	449,837.7	411
USDLIBOR	Floating receivable v/s Fixed payable	**-**	**-**	612,120.6	532
USDLIBOR	Floating receivable v/s Floating payable	**-**	**-**	177,610.5	40
USDSOFR	Fixed receivable v/s Floating payable	**1,810,583.0**	**954**	892,093.9	354
USDSOFR	Floating receivable v/s Fixed payable	**2,002,544.7**	**1,139**	1,001,813.0	418
USDSOFR	Floating receivable v/s Floating payable	**76,607.5**	**23**	-	-
Total		**24,954,181.0**	**32,522**	**23,608,304.0**	**32,672**

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

The following tables set forth, for the periods indicated, the nature and terms of CCS.

Trading

₹ in million

Benchmark	Type	At March 31, 2024		At March 31, 2023	
		Notional principal	**No. of deals**	**Notional principal**	**No. of deals**
EUR ESTR v/s USD SOFR	Floating receivable v/s Floating payable	**6,313.5**	**5**	1,863.0	2
EURIBOR	Fixed Receivable v/s Floating payable	**3,218.5**	**13**	6,374.3	26
EURIBOR	Fixed payable v/s Floating receivable	**1,522.4**	**3**	500.0	1
EURIBOR v/s USD LIBOR	Floating receivable v/s Floating payable	**-**	**-**	19,505.6	9
EURIBOR v/s USD LIBOR	Floating payable v/s Floating receivable	**-**	**-**	17,888.5	5
EURIBOR v/s USD SOFR	Floating payable v/s Floating receivable	**-**	**-**	16,434.0	1
EURIBOR v/s USD SOFR	Floating receivable v/s Floating payable	**-**	**-**	541.0	2
GBP SONIA v/s USD LIBOR	Floating receivable v/s Floating payable	**-**	**-**	1,758.5	3
GBP SONIA v/s USD LIBOR	Floating payable v/s Floating receivable	**-**	**-**	1,953.2	5
GBP SONIA v/s USD SOFR	Floating receivable v/s Floating payable	**4,297.5**	**3**	1,971.3	2
GBP SONIA v/s USD SOFR	Floating payable v/s Floating receivable	**3,600.6**	**8**	2,868.1	2
JPY TONAR v/s USD LIBOR	Floating payable v/s Floating receivable	**-**	**-**	369.9	1
MIFOR v/s USD LIBOR	Floating receivable v/s Floating payable	**-**	**-**	4,626.3	3
OTHERS	Fixed receivable v/s Fixed payable	**243,640.1**	**128**	190,876.2	174
USD LIBOR	Fixed receivable v/s Floating payable	**-**	**-**	135,962.5	78
USD LIBOR	Floating receivable v/s Fixed payable	**-**	**-**	74,179.5	57
USD SOFR	Fixed payable v/s Floating receivable	**84,243.7**	**48**	35,379.4	15
USD SOFR	Fixed receivable v/s Floating payable	**150,095.6**	**99**	33,221.7	25
USD SOFR v/s EURIBOR	Floating receivable v/s Floating payable	**18,512.4**	**12**	16,434.0	1
USD SOFR v/s EURIBOR	Floating payable v/s Floating receivable	**16,465.6**	**5**	-	-
EUR ESTR v/s USD SOFR	Floating payable v/s Floating receivable	**2,995.5**	**3**	1,922.9	1
EUR ESTR	Floating receivable v/s Fixed payable	**494.3**	**1**	-	-
USD SOFR VS JPY TONAR	Floating payable v/s Floating receivable	**1,063.3**	**3**	-	-
USD SOFR VS JPY TONAR	Floating receivable v/s Floating payable	**164.7**	**1**	-	-
USD SOFR VS MOD MIFOR	Floating receivable v/s Floating payable	**4,626.3**	**3**	-	-
Total		**541,254.0**	**335**	**564,629.9**	**413**

1. Benchmark indicates floating leg of the fixed v/s floating CCS.

SCHEDULES

forming part of the Accounts *(Contd.)*

18. Classification of advances and provisions held

The following table sets forth, the classification of advances and provisions held at March 31, 2024.

₹ in million

	Standard	Non-Performing				
	Total Standard Advances	Sub-standard	Doubtful	Loss	Total Non-Performing Advances	Total
Gross Standard Advances and NPAs						
Opening balance	10,146,666.3	68,781.1	117,133.4	113,946.2	299,860.7	10,446,527.0
Add: Additions during the period					189,987.9	
Less: Reductions during the period*					(216,709.9)	
Closing balance	11,791,734.4	87,131.1	91,697.3	94,310.3	273,138.7	12,064,873.1
***Reductions in Gross NPAs due to:**						
i) Upgradation					(92,299.3)	
ii) Recoveries (excluding recoveries from upgraded accounts)					(62,428.1)	
iii) Technical/prudential write-offs					(52,669.3)	
iv) Write-offs other than those under (iii) above					(9,313.2)	
Provisions (excluding floating provisions)						
Opening balance of provisions held	1,783.9	32,545.7	101,866.2	113,946.2	248,358.1	250,142.0
Add: Fresh provisions made during the period					118,512.2	
Less: Excess provision reversed/write-off loans					(147,511.5)	
Closing balance of provisions held	1,448.5	44,202.8	80,845.7	94,310.3	219,358.8	220,807.3
Net NPAs						
Opening balance		36,233.6	15,267.1	-	51,500.7	
Add: Fresh additions during the period					85,465.3	
Less: Reductions during the period					(83,188.1)	
Closing balance		42,926.4	10,851.5	-	53,777.9	
Floating provisions						
Opening balance						1.9
Add: Additional provisions made during the period						-
Less: Amount drawn down during the period						-
Closing balance of floating provisions						1.9
Technical write-offs and the recoveries made thereon						
Opening balance of technical/prudential written-off accounts						493,636.8
Add: Technical/prudential write-offs during the period						55,237.0
Less: Recoveries made from previously technical/prudential written-off accounts during the period						(20,166.8)
Less: Sacrifice made from previously technical/prudential written-off accounts during the period						(6,602.6)
Closing balance						522,104.4

SCHEDULES

forming part of the Accounts *(Contd.)*

The following table sets forth, the classification of advances and provisions held at March 31, 2023.

₹ in million

	Standard	Non-Performing				
	Total Standard Advances	Sub-standard	Doubtful	Loss	Total Non-Performing Advances	Total
Gross Standard Advances and NPAs						
Opening balance	8,523,814.1	85,308.8	177,027.7	70,612.7	332,949.2	8,856,763.3
Add: Additions during the period					183,093.8	
Less: Reductions during the period*					(216,182.3)	
Closing balance	10,146,666.3	68,781.1	117,133.4	113,946.2	299,860.7	10,446,527.0
***Reductions in Gross NPAs due to:**						
i) Upgradation					(90,629.3)	
ii) Recoveries (excluding recoveries from upgraded accounts)					(80,341.0)	
iii) Technical/prudential write-offs					(35,788.6)	
iv) Write-offs other than those under (iii) above					(9,423.4)	
Provisions (excluding floating provisions)						
Opening balance of provisions held	2,920.2	39,040.1	153,984.1	70,612.7	263,636.9	266,557.1
Add: Fresh provisions made during the period					116,170.8	
Less: Excess provision reversed/write-off loans					(131,449.6)	
Closing balance of provisions held	1,783.9	32,545.7	101,866.2	113,946.2	248,358.1	250,142.0
Net NPAs						
Opening balance		46,266.8	23,043.6	-	69,310.4	
Add: Fresh additions during the period					88,038.6	
Less: Reductions during the period					(105,848.3)	
Closing balance		36,233.6	15,267.1	-	51,500.7	
Floating provisions						
Opening balance						1.9
Add: Additional provisions made during the period						-
Less: Amount drawn down during the period						-
Closing balance of floating provisions						1.9
Technical write-offs and the recoveries made thereon						
Opening balance of technical/prudential written-off accounts						476,579.1
Add: Technical/prudential write-offs during the period						50,973.4
Less: Recoveries made from previously technical/prudential written-off accounts during the period						(18,348.5)
Less: Sacrifice made from previously technical/prudential written-off accounts during the period						(15,567.2)
Closing balance						493,636.8

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

Following table sets forth, for the period indicated, NPA ratios of the Bank.

Particulars	At March 31, 2024	At March 31, 2023
Gross NPA to Gross Advances	**2.26%**	2.87%
Net NPA to Net Advances	**0.45%**	0.51%
Provision coverage ratio	**80.3%**	82.8%

In accordance with RBI guidelines, the loans and advances held at the overseas branches that are identified as impaired as per host country regulations for reasons other than record of recovery, but which are standard as per the extant RBI guidelines, are classified as NPAs to the extent of amount outstanding in the host country. At March 31, 2024, the Bank has not classified any loans as NPAs at overseas branches due to host country regulations (at March 31, 2023: NPAs of ₹ 8,229.0 million and provision of ₹ 4,623.0 million which are included in the above table).

19. Divergence in asset classification and provisioning for NPAs

In terms of the RBI circular no. DOR.ACC.REC.No.74/21.04.018/2022-23 dated October 11, 2022, banks are required to disclose the divergences in asset classification and provisioning consequent to RBI's annual supervisory process in their notes to accounts to the financial statements, wherever either (a) the additional provisioning requirements assessed by RBI exceed 5% (10% till March 31, 2023) of the reported net profits before provisions and contingencies or (b) the additional gross NPAs identified by RBI exceed 5% (10% till March 31, 2023) of the published incremental gross NPAs for the reference period, or both. Based on the condition mentioned in RBI circular, no disclosure on divergence in asset classification and provisioning for NPAs is required with respect to RBI's supervisory process for the year ended March 31, 2023 and for the year ended March 31, 2022.

20. General provision on standard assets

The general provision on standard assets held by the Bank at March 31, 2024 was ₹ 58,631.6 million (March 31, 2023: ₹ 47,022.4 million). The Bank made general provision on standard assets amounting to ₹ 11,548.3 million during the year ended March 31, 2024 (year ended March 31, 2023: ₹ 5,795.6 million). General provision on standard assets is made on global loan portfolio as below:

- Farm credit to agricultural activities, individual housing loans sanctioned on or after June 7, 2017 and advances to Small and Micro Enterprises (SMEs) sectors at 0.25%, advances to Commercial Real Estate sector at 1.00% and to Commercial Real Estate – Residential Housing Sector at 0.75%, all other loans and advances at 0.40%
- At overseas branches, provision is made at higher of RBI and host country guidelines
- Credit exposures computed as per the current marked-to-market (MTM) value of the contract arising on account of the interest rate and foreign exchange derivatives, credit default swaps and gold exposures, provision is made at the rate applicable to respective categories of advances
- Loans and advances to entities with unhedged foreign currency exposures, provision is made ranging from 0.10% to 0.80% depending on likely loss due to exchange rate movement
- Exposures to the wholly owned subsidiaries of the overseas subsidiaries of Indian companies at 2.00%
- Standard advances to stress sectors based on evaluation of risk and stress in various sectors as per the Board approved policy of the Bank
- Incremental exposure of the banking system in excess of Normally Permitted Lending Limit (NPLL) on borrowers classified as specified borrower at 3.00%

SCHEDULES

forming part of the Accounts *(Contd.)*

21. Priority Sector Lending Certificates (PSLCs)

The following table sets forth, for the periods indicated, details of PSLCs purchased and sold by the Bank.

₹ in million

Category	Year ended March 31, 2024		Year ended March 31, 2023	
	Bought	Sold	Bought	Sold
General	**-**	**405,500.0**	-	454,245.0
Agriculture	**1,097,275.0**	**57,407.5**	704,965.0	-
Micro enterprise	**-**	**417,652.5**	11,500.0	287,005.0
Total	**1,097,275.0**	**880,560.0**	**716,465.0**	**741,250.0**

22. Sale and acquisition of loans

a) Details of loan not in default sold/acquired by the Bank as per Master Direction - Reserve Bank of India (Transfer of Loan Exposures) Directions, 2021 dated September 24, 2021

1. The following table sets forth, for the period indicated, details of loans not in default sold/acquired under assignment:

₹ in million

Particulars	Year ended March 31, 2024		Year ended March 31, 2023	
	Loans acquired	Loans sold	Loans acquired	Loans sold
Amount of loan	**95,674.1**	**5,923.1**	94,688.2	1,875.0
Weighted average residual maturity (in years)	**7.15**	**9.94**	5.63	0.48
Weighted average holding period of the originator (in years)	**1.21**	**0.53**	1.63	0.01
Retention of beneficial economic interest by the originator	**44,799.2**	**22,762.0**	88,563.8	1,625.0
Tangible security coverage (times)	**1.37**	**1.33**	4.04	-

1. *In addition, the Bank acquired unfunded loans amounting to ₹ 2,754.1 million (year ended March 31, 2023: ₹ 3,278.4 million) and sold unfunded loans amounting to ₹4,265.9 million (year ended March 31, 2023: ₹ 6,540.0 million) for year ended March 31, 2024 through novation.*

2. *In addition, the bank has not acquired any loan through risk participation in secondary market*

2. The following table sets forth, for the period indicated, rating-wise distribution of the loans sold/acquired under assignment:

₹ in million

Rating	Year ended March 31, 2024		Year ended March 31, 2023	
	Loans acquired	Loans sold	Loans acquired	Loans sold
IND A-, A, A+	**2,002.1**	**-**	9,260.2	-
Moody's B1	**4,059.0**	**-**	5,998.4	-
ICRA A-, AA-, AA	**3,748.4**	**3,064.1**	5,000.0	-
Crisil A+, AA, A	**2,473.2**	**-**	6,410.0	1,875.0
Care BBB	**200.0**	**-**	838.0	-
Care AAA	**9,962.4**	**-**	-	-

1. *Excluding retail and other unrated loans.*

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

b) Details of stressed loans sold/acquired by the Bank.

1. The following table sets forth, for the period indicated, details of stressed loans classified as NPA sold by the Bank.

₹ in million, except number of accounts

Particulars	Year ended March 31, 2024		Year ended March 31, 2023	
	To ARCs	To permitted transferees	To ARCs	To permitted transferees
Number of accounts	**21**	**-**	9	1
Aggregate principal outstanding of loans transferred	**4,654.3**	**-**	3,045.4	30.2
Weighted average residual tenor of the loans transferred[3]	**-**	**-**	-	-
Net book value of loans transferred (at the time of transfer)[4]	**-**	**-**	123.8	-
Aggregate consideration	**1,861.9**[2]	**-**	1,606.5	15.7
Additional consideration realized in respect of accounts transferred in earlier years	**-**	**-**	-	-

1. *Excess provision reversed in profit and loss account due to sale of NPAs to ARCs was ₹ 626.4 million, no amount was transferred to other permitted transferees (year ended March 31, 2023: ARCs ₹ 1,482.7 million and permitted transferees ₹ 15.7 million).*
2. *The provision continue towards SRs received as a part of consideration was ₹ 1,235.4 million*
3. *Net of write-off*
4. *For NPAs, the Bank issues loan recall notice and initiates legal proceedings for recovery, due to which the weighted average residual tenor is not applicable.*
5. *Net of write-off and provisions.*

2. The Bank has not sold/acquired loan classified as Special Mention Account (SMA) during the year ended March 31, 2024 (year ended March 31, 2023: Nil).

3. The Bank has not acquired non-performing loans during the year ended March 31, 2024 (year ended March 31, 2023: Nil).

4. The following table sets forth, for the period indicated, rating-wise distribution of SRs held by the bank.

₹ in million

Rating	NAV estimate %	At March 31, 2024	At March 31, 2023
RR1	Above 100%	**3,355.0**	4,286.0
RR2	Above 75% upto 100%	**-**	1,615.4
RR3	Above 50% upto 75%	**2,341.8**	2,681.1
RR4	Above 25% upto 50%	**-**	1,507.8
RR5	Upto 25%	**7,865.8**	6,002.2
	Total	**13,562.6**	**16,092.5**

1. *Amount represents net of provisions.*
2. *Additionally, the Bank holds, marked-to-market loss of ₹ 3,980.2 million (March 31, 2023: ₹ 4,627.3 million) and additional provision of ₹ 9,291.4 million (March 31, 2023: ₹ 9,353.0 million) at March 31, 2024.*

SCHEDULES

forming part of the Accounts *(Contd.)*

23. Securitisation

Following table sets forth, for the period indicated, details of securitisation of standard assets of the Bank

₹ in million

Sr. No.	Particulars	At March 31, 2024	At March 31, 2023
1.	Number of SPVs sponsored by the bank for securitisation transactions during the year	**-**	-
2.	Total a) No. and b) amount of securitised loans as per books of the SPVs sponsored by the Bank during the year	**-**	-
3.	Total amount of exposures retained by the Bank to comply with Minimum Retention Requirement (MRR) during the year	**-**	-
	a) Off-balance sheet exposures		
	• First loss	**-**	-
	• Others	**-**	-
	b) On-balance sheet exposures		
	• First loss	**-**	-
	• Others	**-**	-
4.	Amount of exposure to securitisation transactions other than MRR during the year		
	Off-balance sheet exposures		
	a) Exposure to own securitisation		
	• First loss	**-**	-
	• Others	**-**	-
	b) Exposure to third party securitisation		
	• First loss	**-**	-
	• Others	**217.3**	941.2
	On-balance sheet exposures		
	a) Exposure to own securitisation		
	• First loss	**-**	-
	• Others	**-**	-
	b) Exposure to third party securitisation		
	• First loss	**-**	-
	• Others	**-**	-
5.	Sale consideration received for the securitised assets and gain/loss on sale on account of securitisation[1]	**-**	-
6.	Outstanding amount of services provided by way of:		
	• credit enhancement[2]	**2,794.0**	3,345.9
	• liquidity support	**209.7**	209.7
	• post-securitisation asset servicing	**-**	-

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

₹ in million

Sr. No.	Particulars	At March 31, 2024	At March 31, 2023
7.	Performance of facilities provided		
	a) First loss credit facility		
	• Amount paid (0.00%)[4]	**-**	-
	• Repayment received (0.00%)[4]	**-**	-
	• Outstanding amount	**734.9**	734.9
	b) Second loss credit facility		
	• Amount paid	**-**	-
	• Repayment received	**-**	-
	• Outstanding amount[2]	**1,849.5**	2611.0
	c) Liquidity facility		
	• Amount paid (0.24%)[4,5]	**0.5**[3]	0.1[3]
	• Repayment received (0.23%)[4,5]	**0.5**[3]	0.1[3]
	• Outstanding amount	**209.7**	209.7
8.	Average default rate of portfolios observed at the year end		
	a) MBS deals (cumulative in %)	**1.4**	1.4
	b) ABS deals (cumulative in %)	**-**	-
9.	Amount and number of additional/top up loan given on same underlying loans.		
	a) MBS deals		
	• Gross Amount	**43.5**	56.3
	• Count	**58**	86
	b) ABS deals		
	• Gross Amount	**-**	-
	• Count	**-**	-
10.	Investor complaints		
	(a) Directly/Indirectly received and;	**-**	-
	(b) Complaints outstanding	**-**	-

1. *Includes gain/(loss) on deal closures, gain amortised during the year and expenses related to utilisation of credit enhancement for all the outstanding deals.*
2. *Includes outstanding credit enhancement in the form of guarantees for third party originated securitisation transactions amounting to ₹ 1,158.5 million for the year ended March 31, 2024 (for the year ended March 31, 2023: ₹ 1,920.0 million)*
3. *Insignificant amount*
4. *Percentage has been derived based on opening outstanding balance of the facility.*
5. *For the year ended March 31, 2024, amount paid: 0.002% and repayment received: 0.002%. For the year ended March 31, 2023, amount paid: 0.07% and repayment received: 0.07%*

SCHEDULES

forming part of the Accounts *(Contd.)*

24. Accounts restructured under Micro, Small and Medium Enterprises (MSME) sector

The following table sets forth, for the periods indicated, the details of accounts restructured under MSME sector under RBI guidelines issued in January 2019 and subsequent changes thereafter.

₹ in million, except number of accounts

At March 31, 2024		At March 31, 2023	
Number of accounts restructured	Amount outstanding	Number of accounts restructured	Amount outstanding
1,335	**11,506.3**	1,908	19,669.8

1. Excludes cases which have been written off

25. Resolution of stressed assets

During the year ended March 31, 2024, the Bank has implemented resolution plan for one borrower amounting to ₹ 512.4 million (March 31, 2023: seven borrowers for ₹ 19,286.3 million) under the prudential framework for stressed assets issued by RBI on June 7, 2019.

26. Resolution Framework for Covid-19 related Stress

I. The following table sets forth, details of resolution plans implemented under the Resolution Framework for Covid-19 related stress of individuals and small borrowers as per RBI circular dated May 5, 2021 (Resolution Framework 2.0):

₹ in million

For the six months ended March 31, 2024					
Type of borrower	Exposure to accounts classified as Standard consequent to implementation of resolution plan – at September 30, 2023 (A)	Of (A), aggregate debt that slipped into NPA during six months ended March 31, 2024[1]	Of (A) amount written off during six months ended March 31, 2024	Of (A) amount paid by the borrowers during six months ended March 31, 2024[2]	Exposure to accounts classified as Standard consequent to implementation of resolution plan at March 31, 2024
Personal Loans[3]	**15,670.5**	**549.8**	**17.8**	**2,080.9**	**13,039.8**
Corporate persons[4]	**7,975.8**	**-**	**-**	**82.5**	**7,893.3**
Of which MSMEs	**-**	**-**	**-**	**-**	**-**
Others	**4,313.0**	**46.9**	**1.5**	**238.2**	**4,027.9**
Total	**27,959.3**	**596.7**	**19.3**	**2,401.6**	**24,961.0**

1. Includes cases which have been written off during the period.

2. Net of increase in exposure during the period.

3. Includes various categories of retail loans.

4. As defined in Section 3(7) of the Insolvency and Bankruptcy Code, 2016.

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

₹ in million

For the six months ended September 30, 2023					
Type of borrower	**Exposure to accounts classified as Standard consequent to implementation of resolution plan – at March 31, 2023 (A)**	**Of (A), aggregate debt that slipped into NPA during six months ended September 30, 2023[1]**	**Of (A) amount written off during six months ended September 30, 2023**	**Of (A) amount paid by the borrowers during six months ended September 30, 2023[2]**	**Exposure to accounts classified as Standard consequent to implementation of resolution plan at September 30, 2023**
Personal Loans[3]	19,607.8	1,119.8	49.8	2,817.5	15,670.5
Corporate persons[4]	8,109.0	-	-	133.2	7,975.8
Of which, MSMEs	-	-	-	-	-
Others	5,687.6	422.0	25.9	952.6	4,313.0
Total	**33,404.4**	**1,541.8**	**75.7**	**3,903.3**	**27,959.3**

1. *Includes cases which have been written off during the period.*
2. *Net of increase in exposure during the period.*
3. *Includes various categories of retail loans.*
4. *As defined in Section 3(7) of the Insolvency and Bankruptcy Code, 2016.*

₹ in million

For the six months ended March 31, 2023					
Type of borrower	**Exposure to accounts classified as Standard consequent to implementation of resolution plan – at September, 2022 (A)**	**Of (A), aggregate debt that slipped into NPA during six months ended March 31, 2023[1]**	**Of (A) amount written off during six months ended March 31, 2023**	**Of (A) amount paid by the borrowers during six months ended March 31, 2023[2]**	**Exposure to accounts classified as Standard consequent to implementation of resolution plan at March 31, 2023**
Personal Loans[3]	24,422.2	1,707.7	75.9	3,106.7	19,607.8
Corporate persons[4]	17,499.5	7,887.3	-	1,503.2	8,109.0
Of which, MSMEs	-	-	-	-	-
Others	6,113.0	226.2	10.3	199.2	5,687.6
Total	**48,034.7**	**9,821.2**	**86.2**	**4,809.1**	**33,404.4**

1. *Includes cases which have been written off during the period.*
2. *Net of increase in exposure during the period.*
3. *Includes various categories of retail loans.*
4. *As defined in Section 3(7) of the Insolvency and Bankruptcy Code, 2016.*

SCHEDULES

forming part of the Accounts *(Contd.)*

27. Concentration of Deposits, Advances, Exposures and NPAs

(I) Concentration of deposits, advances, exposures and NPAs

₹ in million except percentage

Concentration of deposits	At March 31, 2024	At March 31, 2023
Total deposits of 20 largest depositors	**486,043.2**	410,099.2
Deposits of 20 largest depositors as a percentage of total deposits of the Bank	**3.44%**	3.47%

₹ in million except percentage

Concentration of advances[1]	At March 31, 2024	At March 31, 2023
Total advances to 20 largest borrowers (including banks)	**1,977,053.9**	2,023,084.9
Advances to 20 largest borrowers as a percentage of total advances of the Bank	**8.59%**	10.28%

1. *Represents credit exposure (funded and non-funded) including derivatives exposures as per RBI guidelines on exposure norms.*

₹ in million except percentage

Concentration of exposures[1]	At March 31, 2024	At March 31, 2023
Total exposure to 20 largest borrowers/customers (including banks)	**2,112,920.7**	2,069,491.6
Exposures to 20 largest borrowers/customers as a percentage of total exposure of the Bank	**8.86%**	10.22%

1. *Represents credit and investment exposures as per RBI guidelines on exposure norms.*

₹ in million except percentage

Concentration of NPAs	At March 31, 2024	At March 31, 2023
Total exposure[1] to top 20 NPA accounts	**115,431.9**	159,988.5
Exposure of 20 largest NPA as a percentage of total Gross NPAs.	**34.4%**	42.71%

1. *Represents credit and investment exposures as per RBI guidelines on exposure norms.*

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

(II) Sector-wise advances

₹ in million, except percentages

S No.	Particulars	At March 31, 2024		
		Outstanding advances	Gross NPAs[1]	% of gross NPAs[1] to total advances in that sector
A.	**Priority sector**			
1.	Agriculture and allied activities	**829,107.0**	**35,889.6**	**4.33%**
2.	Advances to industries sector eligible as priority sector	**1,020,024.4**	**7,796.7**	**0.76%**
3.	Services	**1,517,544.0**	**16,750.4**	**1.10%**
	of which:			
	Wholesale trade	**324,234.0**	**4,915.1**	**1.52%**
	Transport operators	**202,597.2**	**2,413.2**	**1.19%**
4.	Personal loans	**415,885.8**	**7,707.6**	**1.85%**
	of which:			
	Housing	**397,949.7**	**7,329.8**	**1.84%**
	Sub-total (A)	**3,782,561.2**	**68,144.3**	**1.80%**
B.	**Non-priority sector**			
1.	Agriculture and allied activities	**-**	**-**	**-**
2.	Advances to industries sector	**1,555,107.4**	**112,834.5**	**7.26%**
	of which:			
	Infrastructure	**454,290.1**	**14,141.1**	**3.11%**
3.	Services	**1,989,264.7**	**32,014.1**	**1.61%**
	of which:			
	Commercial real estate	**767,356.3**	**13,797.5**	**1.80%**
	Financial Intermediation	**633,744.5**	**215.0**	**0.03%**
	Wholesale trade	**321,761.4**	**5,904.4**	**1.84%**
4.	Personal loans[2]	**4,737,939.8**	**60,145.8**	**1.27%**
	of which:			
	Housing	**1,884,493.0**	**18,198.1**	**0.97%**
	Vehicle/Auto Loans	**474,727.9**	**7,759.9**	**1.63%**
	Credit Card Receivables	**522,876.8**	**9,673.6**	**1.85%**
	Sub-total (B)	**8,282,311.9**	**204,994.3**	**2.48%**
	Total (A)+(B)	**12,064,873.1**	**273,138.7**	**2.26%**

1. *Represents loans and advances.*

2. *Excludes commercial business loans and dealer funding.*

3. *Sub-sectors have been disclosed where advances exceed 10% of total advances in that sector at reporting date.*

SCHEDULES

forming part of the Accounts *(Contd.)*

(II) Sector-wise advances

₹ in million, except percentages

S No.	Particulars	At March 31, 2023		
		Outstanding advances	**Gross NPAs[1]**	**% of gross NPAs[1] to total advances in that sector**
A.	**Priority sector**			
1.	Agriculture and allied activities	630,585.6	29,272.7	4.64%
2.	Advances to industries sector eligible as priority sector	758,377.7	5,991.2	0.79%
3.	Services	1,038,753.5	12,951.7	1.25%
	of which:			
	Transport operators	150,076.4	2,642.6	1.76%
	Wholesale trade	234,252.1	2,972.6	1.27%
4.	Personal loans	414,876.7	6,486.0	1.56%
	of which:			
	Housing	402,748.5	6,427.1	1.60%
	Sub-total (A)	**2,842,593.5**	**54,701.7**	**1.92%**
B.	**Non-priority sector**			
1.	Agriculture and allied activities	-	-	-
2.	Advances to industries sector	1,699,823.5	157,301.1	9.25%
	of which:			
	Infrastructure	480,462.6	34,621.6	7.21%
3.	Services	1,878,763.6	36,837.5	1.96%
	of which:			
	Wholesale Trade	256,179.9	6,881.6	2.69%
	Commercial real estate	620,974.9	13,921.0	2.24%
	Financial Intermediation	764,400.9	744.1	0.10%
4.	Personal loans[2]	4,025,346.4	51,020.5	1.27%
	of which:			
	Housing	1,759,930.0	17,044.0	0.97%
	Vehicle/Auto Loans	434,159.6	6,465.4	1.49%
	Sub-total (B)	**7,603,933.5**	**245,159.1**	**3.22%**
	Total (A)+(B)	**10,446,527.0**	**299,860.7**	**2.87%**

1. *Represents loans and advances.*
2. *Excludes commercial business loans and dealer funding.*
3. *Sub-sectors have been disclosed where advances exceed 10% of total advances in that sector at reporting date.*

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

(III) Overseas assets, NPAs[1] and revenue

₹ in million

Particulars	Year ended March 31, 2024	Year ended March 31, 2023
Total assets[2]	**680,079.6**	731,796.0
Total NPAs (net)	**395.1**	3,790.9
Total revenue[2]	**46,075.1**	32,912.3

1. Represents loans and advances.

2. Represents the total assets and total revenue of foreign operations as reported in Schedule 18 of the financial statements, note no. 5 on information about business and geographical segments.

(IV) Off-balance sheet special purpose vehicles (SPVs) sponsored (which are required to be consolidated as per accounting norms) for the year ended March 31, 2024

1. The following table sets forth, the names of SPVs/trusts sponsored by the Bank/subsidiaries which are consolidated.

Sr. No.	Name of the SPVs sponsored[1]
A.	**Domestic**
	1. ICICI Strategic Investments Fund[2]
	2. India Advantage Fund-III[2]
	3. India Advantage Fund-IV[2]
B.	**Overseas**
	None

1. SPVs/Trusts which are consolidated and set-up/sponsored by the Bank/subsidiaries of the Bank.
2. The nature of business of the above entities is venture capital fund.

2. There are no SPVs/trusts which are not sponsored by the Bank/subsidiaries and are consolidated.

28. Intra-group exposure

The following table sets forth, for the periods indicated, the details of intra-group exposure.

₹ in million

Sr. No.	Particulars	At March 31, 2024	At March 31, 2023
1.	Total amount of intra-group exposures	**155,779.7**	176,612.2
2.	Total amount of top 20 intra-group exposures	**155,779.6**	176,612.2
3.	Percentage of intra-group exposure to total exposures of the Bank on borrowers/customers	**0.65%**	0.87%
4.	Details of breach of limits on intra-group exposures and regulatory action thereon, if any	**Nil**	Nil

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

29. Exposure to sensitive sectors

The Bank has exposure to sectors, which are sensitive to asset price fluctuations. The sensitive sectors include capital markets and real estate.

The following table sets forth, for the periods indicated, the position of exposure to capital market sector.

₹ in million

Sr. No.	Particulars	At March 31, 2024	At March 31, 2023
1.	Direct investment in equity shares, convertible bonds, convertible debentures and units of equity-oriented mutual funds, the corpus of which is not exclusively invested in corporate debt	**76,338.6**	48,803.9
2.	Advances against shares/bonds/debentures or other securities or on clean basis to individuals for investment in shares (including IPOs/ESOPs), convertible bonds, convertible debentures and units of equity-oriented mutual funds	**1,296.2**	1,394.3
3.	Advances for any other purposes where shares or convertible bonds or convertible debentures or units of equity oriented mutual funds are taken as primary security	**30,405.2**	23,224.9
4.	Advances for any other purposes to the extent secured by the collateral security of shares or convertible bonds or convertible debentures or units of equity oriented mutual funds i.e. where the primary security other than shares/convertible bonds/convertible debentures/units of equity oriented mutual funds does not fully cover the advances	**-**	-
5.	Secured and unsecured advances to stockbrokers and guarantees issued on behalf of stock brokers and market makers	**355,802.5**[1]	162,337.0
6.	All exposures to venture capital funds (both registered and unregistered)	**14,608.8**	14,440.7
7.	Others	**-**	-
	Total exposure to capital market[2]	**478,451.3**	**250,200.8**

1. *At March 31, 2024, included intra-day exposures amounting to ₹ 163,051.6 million. Corresponding exposure at March 31, 2023: ₹ 122,204.0 million.*
2. *At March 31, 2024, excludes investment in equity shares of ₹ 25,888.8 million (March 31, 2023: ₹ 22,588.5 million) exempted from the regulatory ceiling, out of which investments of ₹ 7,978.4 million (March 31, 2023: ₹ 4,650.0 million) were acquired due to conversion of debt to equity during restructuring process under RBI circular dated June 7, 2019 on "Prudential Framework for Resolution of Stressed Assets" and investments of ₹ 16,327.0 million (March 31, 2023: ₹ 16,330.2 million) were acquired under other resolution schemes of RBI.*

FINANCIAL STATEMENTS OF ICICI BANK LIMITED
SCHEDULES
forming part of the Accounts *(Contd.)*

The following table sets forth, for the periods indicated, the summary of exposure to real estate sector.

₹ in million

Sr. No.	Particulars	At March 31, 2024	At March 31, 2023
I	**Direct exposure**	**5,115,338.0**	4,405,419.9
	1. Residential mortgages	**3,898,373.6**	3,434,920.2
	of which: individual housing loans eligible for priority sector advances	**412,150.5**	418,496.4
	2. Commercial real estate[1]	**1,152,820.6**	940,828.6
	3. Investments in Mortgage Backed Securities (MBS) and other securitised exposure	**64,143.8**	29,671.1
	a. Residential	**58,551.7**	25,420.4
	b. Commercial real estate	**5,592.1**	4,250.7
II	**Indirect exposure**	**153,521.8**	**191,342.0**
	Fund based and non-fund based exposures on National Housing Bank (NHB) and Housing Finance Companies (HFCs)	**153,521.8**	191,342.0
	Total exposure to real estate sector	**5,268,859.8**	**4,596,761.9**

1. *Commercial real estate exposure includes loans to individuals against non-residential premises, loans given to land and building developers for construction, corporate loans for development of special economic zone, loans to borrowers where servicing of loans is from a real estate activity and exposures to mutual funds/venture capital funds/private equity funds investing primarily in the real estate companies.*

30. Factoring business

At March 31, 2024, the outstanding receivables acquired by the Bank under factoring business were ₹ 109,134.0 million (March 31, 2023: ₹ 54,281.8 million) which are reported under 'Bills purchased and discounted' in Schedule 9 – Advances of the balance sheet.

31. Risk category-wise country exposure

As per the extant RBI guidelines, the country exposure of the Bank is categorised into various risk categories listed in the following table. The funded country exposure (net) of the Bank as a percentage of total funded assets for United States of America was 1.50% (March 31, 2023: 2.74%). As the net funded exposure to United States of America at March 31, 2024, exceeded 1% of total funded assets (March 31, 2023: United States of America), the Bank held a provision of ₹ 280.0 million on country exposure at March 31, 2024 (March 31, 2023: ₹ 365.0 million) based on RBI guidelines. The following table sets forth, for the periods indicated, the details of exposure (net) and provision held by the bank.

₹ in million

Risk category	Exposure (net) at March 31, 2024	Provision held at March 31, 2024	Exposure (net) at March 31, 2023	Provision held at March 31, 2023
Insignificant	**823,260.5**	**280.0**	1,023,324.6	365.0
Low	**309,763.9**	**-**	225,028.2	-
Moderately Low	**123,670.0**	**-**	30,962.3	-
Moderate	**12,562.2**	**-**	1,522.5	-
Moderately High	**11,796.3**	**-**	10,899.2	-
High	**0.5**	**-**	118.0	-
Very High	**135.2**	**-**	-	-
Total	**1,281,188.6**	**280.0**	**1,291,854.8**	**365.0**

SCHEDULES

forming part of the Accounts *(Contd.)*

32. Unsecured advances against intangible assets

The Bank has not made advances against intangible collaterals of the borrowers, which are classified as 'Unsecured' in the financial statements at March 31, 2024 (March 31, 2023: Nil).

33. Revaluation of fixed assets

The Bank follows the revaluation model for its premises (land and buildings) other than improvements to leasehold property as per AS 10 – 'Property, Plant and Equipment'. As per the Bank's policy, annual revaluation is carried out through external valuers, using methodologies such as direct sales comparison method and income capitalisation method and the incremental amount has been taken to revaluation reserve. The revalued amount at March 31, 2024 was ₹ 54,451.1 million (March 31, 2023: ₹ 54,723.8 million) as compared to the historical cost less accumulated depreciation of ₹ 23,608.2 million (March 31, 2023: ₹ 24,099.2 million).

The revaluation reserve is not available for distribution of dividend.

34. Fixed Assets

The following table sets forth, for the periods indicated, the movement in software acquired by the Bank, as included in fixed assets.

₹ in million

Particulars	At March 31, 2024	At March 31, 2023
At cost at March 31 of preceding year	**31,434.6**	29,157.1
Additions during the year	**5,863.2**	4,466.7
Deductions during the year	**(463.3)**	(2,189.2)
Depreciation to date	**(26,573.8)**	(22,631.2)
Net block	**10,260.7**	**8,803.4**

35. Debt assets swap transactions

During the year ended March 31, 2024, the Bank did not acquire any non-banking assets under debt-asset swap transactions (year ended March 31, 2023: Nil).

During the year ended March 31, 2024, the Bank has sold one non-banking asset having book value of ₹ 827.7 million for consideration of ₹ 691.5 million (year ended March 31, 2023: Nil). Assets amounting to ₹ 2.6 million were transferred from banking assets to non-banking asset during the year ended March 31, 2024 (year ended March 31, 2023: Nil).

The net book value of non-banking assets acquired in satisfaction of claims by the Bank outstanding at March 31, 2024 amounted to Nil (March 31, 2023: Nil), net of provision held of ₹ 28,189.9 million (March 31, 2023: ₹ 29,011.8 million).

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

36. Lease

I. Assets taken under operating lease

Operating leases primarily comprise office premises which are renewable at the option of the Bank.

i. The following table sets forth, for the periods indicated, the details of liability for premises taken on non-cancellable operating leases.

₹ in million

Particulars	At March 31, 2024	At March 31, 2023
Not later than one year	**380.5**	298.9
Later than one year and not later than five years	**304.3**	180.0
Later than five years	**13.4**	7.1
Total	**698.2**	**486.0**

ii. Total of non-cancellable lease payments recognised in the profit and loss account for the year ended March 31, 2024 is ₹ 931.3 million (year ended March 31, 2023: ₹ 552.6 million).

II. Assets taken under finance lease

The following table sets forth, for the periods indicated, the details of assets taken on finance leases.

₹ in million

Particulars		At March 31, 2024	At March 31, 2023
1.	**Total Minimum lease payments outstanding**		
	Not later than one year	**249.8**	271.3
	Later than one year and not later than five years	**359.9**	596.1
	Later than five years	**0.2**	14.9
	Total	**609.9**	**882.3**
2.	**Interest cost payable**		
	Not later than one year	**42.6**	70.0
	Later than one year and not later than five years	**41.1**	83.3
	Later than five years	**-**	0.5
	Total	**83.7**	**153.8**
3.	**Present value of minimum lease payments payable(A-B)**		
	Not later than one year	**207.2**	201.3
	Later than one year and not later than five years	**318.8**	512.8
	Later than five years	**0.2**	14.4
	Total	**526.2**	**728.5**

SCHEDULES

forming part of the Accounts *(Contd.)*

37. Description of contingent liabilities

The following table describes the nature of contingent liabilities of the Bank.

Sr. no.	Contingent liability	Brief Description
1.	Claims against the Bank, not acknowledged as debts	This item represents demands made in certain tax and legal matters against the Bank in the normal course of business and customer claims arising in fraud cases. In accordance with the Bank's accounting policy and AS 29, the Bank has reviewed and classified these items as possible obligations based on legal opinion/judicial precedents/ assessment by the Bank.
2.	Liability for partly paid investments	This item represents amounts remaining unpaid towards liability for partly paid investments. These payment obligations of the Bank do not have any profit/loss impact.
3.	Liability on account of outstanding forward exchange contracts	The Bank enters into foreign exchange contracts in the normal course of its business, to exchange currencies at a pre-fixed price at a future date. This item represents the notional principal amount of such contracts. With respect to the transactions entered into with its customers, the Bank generally enters into off-setting transactions in the inter-bank market. This results in generation of a higher number of outstanding transactions, and hence a large value of gross notional principal of the portfolio, while the net market risk is lower.
4.	Guarantees given on behalf of constituents, acceptances, endorsements and other obligations	This item represents the guarantees and documentary credits issued by the Bank in favour of third parties on behalf of its customers, as part of its trade finance banking activities with a view to augment the customers' credit standing. Through these instruments, the Bank undertakes to make payments for its customers' obligations, either directly or in case the customers fail to fulfill their financial or performance obligations.
5.	Currency swaps, interest rate swaps, currency options and interest rate futures	This item represents the notional principal amount of various derivative instruments which the Bank undertakes in its normal course of business. The Bank offers these products to its customers to enable them to transfer, modify or reduce their foreign exchange and interest rate risks. The Bank also undertakes these contracts to manage its own interest rate and foreign exchange positions. With respect to the transactions entered into with its customers, the Bank generally enters into off-setting transactions in the inter-bank market. This results in generation of a higher number of outstanding transactions, and hence a large value of gross notional principal of the portfolio, while the net market risk is lower.
6.	Other items for which the Bank is contingently liable	Other items for which the Bank is contingently liable primarily include the amount of government securities bought/sold and remaining to be settled on the date of financial statements. This also includes amount transferred to RBI under the Depositor Education and Awareness Fund, commitment towards contribution to venture fund, the amount that the Bank is obligated to pay under capital contracts and letter of undertaking and indemnity letters. Capital contracts are job orders of a capital nature which have been committed.

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

38. Insurance business

The following table sets forth, for the periods indicated, the break-up of income derived from insurance business.

₹ in million

Sr. No.	Particulars	Year ended March 31, 2024	Year ended March 31, 2023
1.	Income from selling life insurance policies	**3,161.4**	3,821.2
2.	Income from selling non-life insurance policies	**1,250.6**	1,030.6

39. Marketing & Distribution

The following table sets forth, for the periods indicated, income received from marketing and distribution function.

₹ in million

Particulars	Year ended March 31, 2024	Year ended March 31, 2023
Income received in respect of the marketing and distribution	**5,427.5**	4,928.2

1. Includes referral fees, commission and fees received on distribution/cross selling of various products including mutual funds.

40. Employee benefits

Pension

The following tables set forth, for the periods indicated, movement of the present value of the defined benefit obligation, fair value of plan assets and other details for pension benefits.

₹ in million

Particulars	Year ended March 31, 2024	Year ended March 31, 2023
Opening obligations	**18,429.1**	**18,661.0**
Service cost	**114.8**	151.7
Interest cost	**1,314.0**	1,150.6
Actuarial (gain)/loss	**(11.5)**	758.2
Past Service Cost	**306.9**[1]	-
Liabilities extinguished on settlement	**(2,137.9)**	(2,192.6)
Benefits paid	**(95.5)**	(99.8)
Obligations at the end of year	**17,919.9**	**18,429.1**
Opening plan assets, at fair value	**18,190.2**	**19,843.3**
Expected return on plan assets	**1,361.0**	1,522.0
Actuarial gain/(loss)	**439.5**	(682.0)
Assets distributed on settlement	**(2,375.4)**	(2,436.2)
Contributions	**401.7**	42.9
Benefits paid	**(95.5)**	(99.8)
Closing plan assets, at fair value	**17,921.5**	**18,190.2**
Fair value of plan assets at the end of the year	**17,921.5**	18,190.2
Present value of the defined benefit obligations at the end of the year	**(17,919.9)**	(18,429.1)
Amount not recognised as an asset (limit in Para 59(b) of AS 15 on 'employee benefits')	**-**	-
Asset/(liability)	**1.6**	**(238.9)**

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

₹ in million

Particulars	Year ended March 31, 2024	Year ended March 31, 2023
Cost[2]		
Service cost	**114.8**	151.7
Interest cost	**1,314.0**	1,150.6
Expected return on plan assets	**(1,361.0)**	(1,522.0)
Actuarial (gain)/loss	**(451.0)**	1,440.2
Past service cost	**306.9**[1]	-
Curtailments & settlements (gain)/loss	**237.5**	243.6
Effect of the limit in para 59(b) of AS 15 on 'employee benefits'	**-**	(401.9)
Net cost	**161.2**	**1,062.2**
Actual return on plan assets	**1,800.5**	840.0
Expected employer's contribution next year	**400.0**	1,000.0
Investment details of plan assets		
Government of India securities	**41.46%**	41.74%
Corporate bonds	**46.59%**	48.30%
Equity securities in listed companies	**9.35%**	7.08%
Others	**2.60%**	2.87%
Assumptions		
Discount rate	**7.20%**	7.30%
Salary escalation rate:		
On Basic pay	**1.50%**	1.50%
On Dearness relief	**8.00%**	8.00%
Estimated rate of return on plan assets	**7.50%**	7.50%

1. *Represents impact towards dearness allowance neutralization as per IBA notification dated October 16, 2023*

2. *Included in line item 'Payments to and provision for employees' of Schedule-16 Operating expenses.*

Estimated rate of return on plan assets is based on the expected average long-term rate of return on investments of the Fund during the estimated term of the obligations.

Experience adjustment

₹ in million

Particulars	Year ended March 31, 2024	Year ended March 31, 2023	Year ended March 31, 2022	Year ended March 31, 2021	Year ended March 31, 2020
Fair value of plan assets	**17,921.5**	18,190.2	19,843.3	21,162.2	16,972.1
Defined benefit obligations	**(17,919.9)**	(18,429.1)	(18,661.0)	(20,265.6)	(19,914.3)
Amount not recognised as an asset (limit in para 59(b) of AS 15 on 'employee benefits')	**-**	-	(401.9)	(304.8)	-
Surplus/(deficit)	**1.6**	(238.9)	780.4	591.8	(2,942.2)
Experience adjustment on plan assets	**439.5**	(682.0)	(331.9)	521.9	741.1
Experience adjustment on plan liabilities	**(227.0)**	805.8	809.0	613.4	2,186.1

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

Gratuity

The following tables set forth, for the periods indicated, movement of the present value of the defined benefit obligation, fair value of plan assets and other details for gratuity benefits.

₹ in million

Particulars	Year ended March 31, 2024	Year ended March 31, 2023
Opening obligations	**15,566.4**	**13,590.0**
Add: Adjustment for exchange fluctuation on opening obligations	**2.4**	12.2
Adjusted opening obligations	**15,568.8**	**13,602.2**
Service cost	**1,606.4**	1,342.3
Interest cost	**1,184.7**	963.0
Actuarial (gain)/loss	**996.8**	1,178.0
Past service cost	**-**	-
Liability transferred from/to other companies	**(40.7)**	34.5
Benefits paid	**(1,304.0)**	(1,553.6)
Obligations at the end of the year	**18,012.0**	**15,566.4**
Opening plan assets, at fair value	**13,920.3**	**13,577.4**
Expected return on plan assets	**1,025.6**	985.5
Actuarial gain/(loss)	**744.2**	(499.4)
Contributions	**3,586.2**	1,375.9
Asset transferred from/to other companies	**(40.7)**	34.5
Benefits paid	**(1,304.0)**	(1,553.6)
Closing plan assets, at fair value	**17,931.6**	**13,920.3**
Fair value of plan assets at the end of the year	**17,931.6**	13,920.3
Present value of the defined benefit obligations at the end of the year	**(18,012.0)**	(15,566.4)
Amount not recognised as an asset (limit in Para 59(b) of AS 15 on 'employee benefits')	**-**	-
Asset/(liability)	**(80.4)**	**(1,646.1)**
Cost[1]		
Service cost	**1,606.4**	1,342.3
Interest cost	**1,184.7**	963.0
Expected return on plan assets	**(1,025.6)**	(985.5)
Actuarial (gain)/loss	**252.7**	1,677.4
Past service cost	**-**	-
Exchange fluctuation loss/(gain)	**2.4**	12.2
Effect of the limit in para 59(b) of AS 15 on 'employee benefits'	**-**	-
Net cost	**2,020.6**	**3,009.4**
Actual return on plan assets	**1,769.7**	486.1
Expected employer's contribution next year	**1,500.0**	1,500.0
Investment details of plan assets		
Insurer managed funds	**-**	-
Government of India securities	**39.33%**	33.40%
Corporate bonds	**44.67%**	47.63%
Equity	**14.37%**	16.71%
Others	**1.63%**	2.26%
Assumptions		
Discount rate	**7.20%**	7.35%
Salary escalation rate	**8.00%**	8.00%
Estimated rate of return on plan assets	**7.50%**	7.50%

1. *Included in line item 'Payments to and provision for employees' of Schedule-16 Operating expenses.*

Estimated rate of return on plan assets is based on the expected average long-term rate of return on investments of the Fund during the estimated term of the obligations.

SCHEDULES

forming part of the Accounts *(Contd.)*

Experience adjustment

₹ in million

Particulars	Year ended March 31, 2024	Year ended March 31, 2023	Year ended March 31, 2022	Year ended March 31, 2021	Year ended March 31, 2020
Plan assets	**17,931.6**	13,920.3	13,577.4	12,934.8	10,877.1
Defined benefit obligations	**(18,012.0)**	(15,566.4)	(13,590.0)	(12,842.8)	(11,938.7)
Amount not recognised as an asset (limit in para 59(b) of AS 15 on 'employee benefits')	**-**	-	-	-	-
Surplus/(deficit)	**(80.4)**	(1,646.1)	(12.6)	92.0	(1,061.6)
Experience adjustment on plan assets	**744.2**	(499.4)	(64.9)	720.2	(125.0)
Experience adjustment on plan liabilities	**1,007.9**	731.6	368.0	(484.5)	181.3

The estimates of future salary increases, considered in actuarial valuation, take into consideration inflation, seniority, promotion and other relevant factors.

Provident Fund (PF)

As there is no liability towards interest rate guarantee on exempt provident fund on the basis of actuarial valuation, the Bank has not made any provision for the year ended March 31, 2024 (year ended March 31, 2023: Nil).

The following tables set forth, for the periods indicated, movement of the present value of the defined benefit obligation, fair value of plan assets and other details for provident fund.

₹ in million

Particulars	Year ended March 31, 2024	Year ended March 31, 2023
Opening obligations	**49,069.7**	**43,128.7**
Service cost	**3,066.3**	2,458.4
Interest cost	**3,762.0**	3,024.7
Actuarial (gain)/loss	**741.2**	862.8
Employees contribution	**5,126.2**	4,163.2
Liability transferred from/to other companies	**1,312.8**	934.6
Benefits paid	**(5,276.7)**	(5,502.7)
Obligations at end of the year	**57,801.5**	**49,069.7**
Opening plan assets	**49,805.1**	**44,339.6**
Expected return on plan assets	**4,135.5**	3,741.0
Actuarial gain/(loss)	**1,216.4**	(329.0)
Employer contributions	**3,066.3**	2,458.4
Employees contributions	**5,126.2**	4,163.2
Asset transferred from/to other companies	**1,312.8**	934.6
Benefits paid	**(5,276.7)**	(5,502.7)
Closing plan assets	**59,385.6**	**49,805.1**
Plan assets at the end of the year	**59,385.6**	49,805.1
Present value of the defined benefit obligations at the end of the year	**(57,801.5)**	(49,069.7)
Amount not recognised as asset (limit in para 59(b) of AS-15 on 'employee benefits')[1]	**(1,584.1)**	**(735.4)**
Asset/(liability)	**-**	-

FINANCIAL STATEMENTS OF ICICI BANK LIMITED
SCHEDULES
forming part of the Accounts *(Contd.)*

₹ in million

Particulars	Year ended March 31, 2024	Year ended March 31, 2023
Cost[2]		
Service cost	**3,066.3**	2,458.4
Interest cost	**3,762.0**	3,024.7
Expected return on plan assets	**(4,135.5)**	(3,741.0)
Actuarial (gain)/loss	**(475.2)**	1,191.8
Effect of the limit in Para 59(b)[1]	**848.6**	(475.5)
Net cost	**3,066.2**	**2,458.4**
Actual return on plan assets	**5,351.9**	3,412.0
Expected employer's contribution next year	**3,311.6**	2,655.0
Investment details of plan assets		
Government of India securities	**54.31%**	55.17%
Corporate bonds	**33.88%**	35.12%
Special deposit scheme	**0.91%**	1.08%
Others	**10.90%**	8.63%
Assumption		
Discount rate	**7.20%**	7.35%
Expected rate of return on assets	**7.84%**	7.97%
Discount rate for the remaining term to maturity of investments	**7.20%**	7.40%
Average historic yield on the investment	**7.84%**	8.01%
Guaranteed rate of return	**8.25%**	8.15%

1. *Pursuant to revised Guidance Note 29 on "Valuation of Interest Rate Guarantees on Exempt Provident Funds under AS15 (Revised)" issued by the Institute of Actuaries of India on February 16, 2022, plan assets held by the PF Trust have been fair valued. The amount represents the fair value gain on plan assets.*
2. *Included in line item 'Payments to and provision for employees' of Schedule-16 Operating expenses.*

Experience adjustment

₹ in million

Particulars	Year ended March 31, 2024	Year ended March 31, 2023	Year ended March 31, 2022	Year ended March 31, 2021	Year ended March 31, 2020
Plan assets	**59,385.6**	49,805.1	44,339.6	39,349.2	33,424.3
Defined benefit obligations	**(57,801.5)**	(49,069.7)	(43,128.7)	(39,349.2)	(33,424.3)
Amount not recognised as an asset (limit in para 59(b) of AS 15 on 'employee benefits')[1]	**(1,584.1)**	(735.4)	(1,210.9)	-	-
Surplus/(deficit)	**-**	-	-	-	-
Experience adjustment on plan assets	**1,216.4**	(329.0)	246.3	530.5	(626.7)
Experience adjustment on plan liabilities	**300.3**	476.1	(812.5)	1,467.8	(171.5)

1. *Pursuant to revised Guidance Note 29 on "Valuation of Interest Rate Guaranatees on Exempt Provident Funds under AS15 (Revised)" issued by the Institute of Actuaries of India on February 16, 2022, plan assets held by the PF Trust have been fair valued. The amount represents the fair value gain on plan assets.*

SCHEDULES

forming part of the Accounts *(Contd.)*

The Bank has contributed ₹4,837.6 million to provident fund for the year ended March 31, 2024 (year ended March 31, 2023: ₹ 3,846.1 million), which includes compulsory contribution made towards employee pension scheme under Employees Provident Fund and Miscellaneous Provisions Act, 1952.

Superannuation Fund

The Bank has contributed ₹ 334.3 million for the year ended March 31, 2024 (year ended March 31, 2023: ₹ 302.0 million) to Superannuation Fund for employees who had opted for the scheme.

National Pension Scheme (NPS)

The Bank has contributed ₹ 349.3 million for the year ended March 31, 2024 (year ended March 31, 2023: ₹ 279.8 million) to NPS for employees who had opted for the scheme.

Compensated absence

The following table sets forth, for the periods indicated, movement in provision for compensated absence.

₹ in million

Particulars	Year ended March 31, 2024	Year ended March 31, 2023
Total actuarial liability	**3,715.8**	3,079.8
Cost[1]	**1,350.4**	694.0
Assumptions		
Discount rate	**7.20%**	7.35%
Salary escalation rate	**8.00%**	8.00%

1. *Included in line item 'Payments to and provision for employees' of Schedule-16 Operating expenses.*

41. Movement in provision for credit cards/debit cards/savings accounts and direct marketing agents reward points

The following table sets forth, for the periods indicated, movement in provision for credit cards/debit cards/savings accounts reward points.

₹ in million

Particulars	Year ended March 31, 2024	Year ended March 31, 2023
Opening provision for reward points	**4,725.5**	3,278.3
Provision for reward points made during the year	**16,612.2**	12,377.7
Utilisation/write-back of provision for reward points	**(14,686.6)**	(10,930.5)
Closing provision for reward points[1]	**6,651.1**	**4,725.5**

1. *The closing provision is based on the actuarial valuation of accumulated credit cards/debit cards/savings accounts reward points.*

The following table sets forth, for the periods indicated, movement in provision for reward points to direct marketing agents.

₹ in million

Particulars	Year ended March 31, 2024	Year ended March 31, 2023
Opening provision for reward points	**199.7**	248.0
Provision for reward points made during the year	**51.3**	103.3
Utilisation/write-back of provision for reward points	**(132.9)**	(151.6)
Closing provision for reward points	**118.1**	**199.7**

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

42. Provisions and contingencies

The following table sets forth, for the periods indicated, the break-up of provisions and contingencies included in profit and loss account.

₹ in million

Particulars	Year ended March 31, 2024	Year ended March 31, 2023
Provisions for depreciation of investments[1]	**6,887.9**	12,995.4
Provision towards non-performing and other assets[2]	**9,447.9**	(6,222.9)
Provision towards income tax		
1. Current	**120,506.5**	102,544.8
2. Deferred	**15,489.1**	2,702.5
Other provisions and contingencies[3,4]	**20,093.4**	59,883.3
Total provisions and contingencies	**172,424.8**	**171,903.1**

1. *During the year ended March 31, 2024, the Bank made a provision of ₹ 5,104.1 million against its investments in Alternate Investment Funds (AIFs) as per RBI circular dated December 19, 2023.*
2. *Includes provision towards NPA (net of write off, recoveries) amounting to ₹ 14,798.5 million (March 31, 2023: ₹ 10,166.1 million).*
3. *No contingency provision was made during the year ended March 31, 2024 (March 31, 2023: provision made ₹ 56,500.0 million).*
4. *Includes general provision made towards standard assets, provision on fixed assets acquired under debt-asset swap and non-fund based facilities.*

The Bank has assessed its obligations arising in the normal course of business, including pending litigations, proceedings pending with tax authorities and other contracts including derivative and long term contracts. In accordance with the provisions of AS 29 on 'Provisions, Contingent Liabilities and Contingent Assets', the Bank recognises a provision for material foreseeable losses when it has a present obligation as a result of a past event and it is probable that an outflow of resources will be required to settle the obligation, in respect of which a reliable estimate can be made. In cases where the available information indicates that the loss on the contingency is reasonably possible or the amount of loss cannot be reasonably estimated, a disclosure to this effect is made as contingent liabilities in the financial statements. The Bank does not expect the outcome of these proceedings to have a materially adverse effect on its financial results.

The following table sets forth, for the periods indicated, the movement in provision for legal and fraud cases, operational risk and other contingencies.

₹ in million

Particulars	Year ended March 31, 2024	Year ended March 31, 2023
Opening provision	**41,291.0**	43,991.3
Movement during the year (net)	**6,210.6**	(2,700.3)
Closing provision	**47,501.6**	41,291.0

1. *Excludes provision towards sundry expenses.*

43. Provision for income tax

The provision for income tax (including deferred tax) for the year ended March 31, 2024 amounted to ₹ 135,995.6 million (March 31, 2023: ₹ 105,247.3 million).

The Bank has a comprehensive system of maintenance of information and documents required by transfer pricing legislation under section 92-92F of the Income Tax Act, 1961. The Bank is of the opinion that all transactions with international related parties and specified transactions with domestic related parties are primarily at arm's length so that the above legislation does not have material impact on the financial statements.

44. Deferred tax

At March 31, 2024, the Bank has recorded net deferred tax assets of ₹ 59,546.3 million (March 31, 2023: ₹ 75,034.5 million), which have been included in other assets.

The following table sets forth, for the periods indicated, the break-up of deferred tax assets and liabilities into major items.

₹ in million

Particulars	At March 31, 2024	At March 31, 2023
Deferred tax assets		
Provision for bad and doubtful debts	**93,946.8**	104,040.7
Provision for operating expenses	**4,026.9**	4,026.9
Provision/MTM on investment	**6,912.1**	5,643.8
Provision for expense allowed on payment basis	**4,183.3**	3,262.5
Foreign currency translation reserve[2]	**148.0**	(615.0)
Others	**63.6**	67.4
Total deferred tax assets	**109,280.7**	**116,426.3**
Deferred tax liabilities		
Special reserve deduction	**44,338.6**	36,735.9
Depreciation on fixed assets	**4,953.9**	4,449.7
Interest on refund of taxes[2]	**441.9**	206.2
Total deferred tax liabilities	**49,734.4**	**41,391.8**
Total net deferred tax assets/(liabilities)	**59,546.3**	**75,034.5**

1. *Tax rate of 25.168% is applied based on Finance Act 2020.*

2. *These items are considered in accordance with the requirements of Income Computation and Disclosure Standards (ICDS).*

45. Details of provisioning pertaining to fraud accounts

The following table sets forth, for the periods indicated, the details of provisioning pertaining to fraud accounts.

₹ in million, except number of frauds

Particulars	Year ended March 31, 2024	Year ended March 31, 2023
Number of frauds reported	**29,993**[2]	6,642
Amount involved in frauds	**8,166.1**	3,853.9
Provision made[1]	**2,423.6**	1,570.8
Unamortised provision debited from balance in profit and loss account under 'Reserves and Surplus'	**-**	-

1. *Excludes amount written off and interest reversal.*

2. *Includes digital payment related frauds as per RBI advisory issued on January 13,2024*

46. Proposed dividend on equity shares

The Board of Directors at its meeting held on April 27, 2024 has recommended a dividend of ₹ 10 per equity share for the year ended March 31, 2024 (year ended March 31, 2023: ₹ 8 per equity share). The declaration and payment of dividend is subject to requisite approvals.

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

47. Related party transactions

The Bank has transactions with its related parties comprising subsidiaries, associates/joint ventures/other related entities, key management personnel and relatives of key management personnel.

I. Related parties

Subsidiaries, associates/joint ventures/other related entities

Sr. No.	Name of the entity	Nature of relationship
1.	ICICI Bank Canada	Subsidiary
2.	ICICI Bank UK PLC	Subsidiary
3.	ICICI Home Finance Company Limited	Subsidiary
4.	ICICI International Limited	Subsidiary
5.	ICICI Investment Management Company Limited	Subsidiary
6.	ICICI Lombard General Insurance Company Limited	Subsidiary[1]
7.	ICICI Prudential Asset Management Company Limited	Subsidiary
8.	ICICI Prudential Life Insurance Company Limited	Subsidiary
9.	ICICI Prudential Pension Funds Management Company Limited	Subsidiary
10.	ICICI Prudential Trust Limited	Subsidiary
11.	ICICI Securities Holdings Inc.	Subsidiary
12.	ICICI Securities Inc.	Subsidiary
13.	ICICI Securities Limited	Subsidiary
14.	ICICI Securities Primary Dealership Limited	Subsidiary
15.	ICICI Trusteeship Services Limited	Subsidiary
16.	ICICI Venture Funds Management Company Limited	Subsidiary
17.	I-Process Services (India) Private Limited	Subsidiary[2]
18.	Arteria Technologies Private Limited	Associate
19.	India Advantage Fund-III	Associate
20.	India Advantage Fund-IV	Associate
21.	India Infradebt Limited	Associate
22.	ICICI Merchant Services Private Limited	Associate
23.	NIIT Institute of Finance, Banking and Insurance Training Limited	Associate
24.	ICICI Strategic Investments Fund	Consolidated as per Accounting Standard ('AS') 21
25.	Comm Trade Services Limited	Other related entity
26.	ICICI Foundation for Inclusive Growth	Other related entity
27.	Cheryl Advisory Private Limited	Other related entity

1. *ICICI Lombard General Insurance Company Limited ceased to be an associate and became a subsidiary of the Bank w.e.f. February 29, 2024.*
2. *I-Process Services (India) Private Limited ceased to be an associate and became a subsidiary of the Bank w.e.f. March 20, 2024 and became a wholly-owned subsidiary of the Bank w.e.f March 22, 2024.*

SCHEDULES

forming part of the Accounts *(Contd.)*

Key management personnel

Sr. no.	Name of the Key management personnel	Relatives of the Key management personnel
1.	Mr. Sandeep Bakhshi	• Ms. Mona Bakhshi • Mr. Shivam Bakhshi • Ms. Aishwarya Bakhshi • Ms. Esha Bakhshi • Ms. Minal Bakhshi • Mr. Sameer Bakhshi • Mr. Ritwik Thakurta • Mr. Ashwin Pradhan • Ms. Radhika Bakhshi
2.	Mr. Anup Bagchi (Upto April 30, 2023)	• Ms. Mitul Bagchi • Mr. Aditya Bagchi • Mr. Shishir Bagchi • Mr. Arun Bagchi
3.	Mr. Sandeep Batra	• Mr. Pranav Batra • Ms. Arushi Batra • Mr. Vivek Batra • Ms. Veena Batra
4.	Mr. Rakesh Jha (w.e.f. September 2, 2022)	• Mr. Narendra Kumar Jha • Mr. Navin Ahuja • Mr. Sharad Bansal • Ms. Aparna Ahuja • Ms. Apoorva Jha Bansal • Ms. Pushpa Jha • Ms. Sanjali Jha • Ms. Swati Jha
5.	Ms. Vishakha Mulye (upto May 31, 2022)	• Mr. Vivek Mulye • Ms. Vriddhi Mulye • Mr. Vighnesh Mulye • Dr. Gauresh Palekar • Ms. Shalaka Gadekar • Dr. Nivedita Palekar
6.	Mr. Ajay Kumar Gupta (w.e.f March 15, 2024)	• Dr. Shabnam Gupta • Mr. Akhil Gupta • Mr. Aneesh Gupta • Mr. Ashok Gupta • Mr. Vinay Gupta • Ms. Aparna Gupta • Ms. Madhu Gupta • Ms. Rita Agarwal • Ms. Shanti Gupta • Shyam Lall Gupta HUF

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

II. Transactions with related parties

The following table sets forth, for the periods indicated, the significant transactions between the Bank and its related parties.

₹ in million

Particulars	Year ended March 31, 2024	Year ended March 31, 2023
Interest income	**847.7**	884.6
Subsidiaries	**484.8**	448.8
Associates/joint ventures/others	**362.0**	432.6
Key management personnel	**0.9**	3.2
Income from services rendered	**6,701.2**	6,709.3
Subsidiaries	**5,256.6**	5,365.9
Associates/joint ventures/others	**1,444.4**	1,343.4
Key management personnel	**0.0**	0.0
Relatives of key management personnel	**0.2**	0.0
Gain/(loss) on forex and derivative transactions (net)[2]	**101.1**	(49.0)
Subsidiaries	**39.5**	(99.8)
Associates/joint ventures/others	**61.6**	50.8
Dividend income	**20,729.1**	17,845.6
Subsidiaries	**18,146.2**	15,498.5
Associates/joint ventures/others	**2,582.9**	2,347.1
Insurance claims received	**2,330.6**	1,809.4
Subsidiaries	**2,293.3**	1,650.0
Associates/joint ventures/others	**37.3**	159.4
Income from shared services	**2,394.4**	2,568.6
Subsidiaries	**2,185.2**	2,279.4
Associates/joint ventures/others	**209.2**	289.2
Interest expense	**687.9**	387.8
Subsidiaries	**586.7**	303.0
Associates/joint ventures/others	**77.5**	64.9
Key management personnel	**14.4**	15.3
Relatives of key management personnel	**9.3**	4.6
Expenses for services received	**15,350.8**	16,446.3
Subsidiaries	**2,331.7**	745.0
Associates/joint ventures/others	**13,019.1**	15,701.3
Insurance premium paid	**9,572.7**	9,521.8
Subsidiaries	**6,971.4**	6,717.7
Associates/joint ventures/others	**2,601.3**	2,804.1
Expenses for shared services and other payments	**1,115.5**	646.9
Subsidiaries	**1,115.5**	646.9
CSR related reimbursement of expenses	**5,170.0**	4,441.1
Associates/joint ventures/others	**5,170.0**	4,441.1

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

₹ in million

Particulars	Year ended March 31, 2024	Year ended March 31, 2023
Volume of fixed deposits placed	**18,489.0**	15,554.4
Subsidiaries	**6,702.6**	8,490.7
Associates/joint ventures/others	**11,718.6**	6,916.7
Key management personnel	**37.2**	121.2
Relatives of key management personnel	**30.6**	25.8
Volume of call/reverse repo/term money lent	**1,021,540.0**	444,200.0
Subsidiaries	**1,021,540.0**	444,200.0
Purchase of investments	**33,904.2**	16,750.8
Subsidiaries	**33,904.2**	16,750.8
Investments in the securities issued by related parties	**19,455.9**	-
Subsidiaries	**2,200.0**	-
Associates/joint ventures/others	**17,255.9**	-
Capital Infusion	**-**	2,649.9
Subsidiaries	**-**	2,649.9
Sale of investments	**36,060.1**	56,799.5
Subsidiaries	**23,420.8**	41,334.4
Associates/joint ventures/others	**12,639.3**	15,465.1
Redemption/buyback of investments by Bank	**-**	50.0
Subsidiaries	**-**	50.0
Redemption/buyback of investments by related parties	**2,500.0**	-
Associates/joint ventures/others	**2,500.0**	-
Purchase of loans	**39,196.7**	20,574.6
Subsidiaries	**39,196.7**	20,574.6
Loan given[3]	**2,000.0**	1,250.0
Subsidiaries	**2,000.0**	1,250.0
Funded/Unfunded risk participation	**4,802.5**	-
Subsidiaries	**4,802.5**	-
Purchase of fixed assets	**1.7**	4.9
Subsidiaries	**-**	1.5
Associates/joint ventures/others	**1.7**	3.4
Forex/swaps/derivatives and forwards transactions entered (notional value)	**146,228.2**	140,654.5
Subsidiaries	**139,288.4**	134,034.7
Associates/joint ventures/others	**6,939.8**	6,619.8
Guarantees/letters of credit given by the Bank	**258.7**	91.5
Subsidiaries	**258.6**	86.5
Associates/joint ventures/others	**0.1**	5.0
Guarantees/letters of credit given by the related parties	**680.3**	83.4
Subsidiaries	**680.3**	83.4

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

₹ in million

Particulars	Year ended March 31, 2024	Year ended March 31, 2023
Remuneration to wholetime directors[4]	**287.0**	336.6
Key management personnel	**287.0**	336.6
Dividend paid	**5.0**	3.8
Key management personnel	**4.2**	3.1
Relatives of key management personnel	**0.8**	0.7
Value of employee stock options exercised	**56.5**	290.6
Key management personnel	**56.5**	290.6
Sale of fixed assets	**1.5**	0.2
Subsidiaries	**1.5**	-
Key management personnel	**-**	0.2

1. *0.0 represents insignificant amount.*
2. *The Bank undertakes derivative transactions with its subsidiaries, associates, joint ventures and other related entities. The Bank manages its foreign exchange and interest rate risks arising from these transactions by covering them in the market. While the Bank, within its overall position limits covers these transactions in the market, the above amounts represent only the transactions with its subsidiaries, associates, joint ventures and other related entities and not the offsetting/covering transactions.*
3. *Represents disbursement of term loan. Related parties also avail working capital facilities, intra-day facility and derivative facility, which are revolving in nature. Volume of these facilities cannot be ascertained and outstanding balance, if any, are reported suitably.*
4. *Excludes the perquisite value on employee stock options exercised and includes performance bonus paid during the period.*

III. *Material transactions with related parties*

The following table sets forth, for the periods indicated, the material transactions between the Bank and its related parties. A specific related party transaction is disclosed as a material related party transaction wherever it exceeds 10% of all related party transactions in that category.

₹ in million

	Particulars	Year ended March 31, 2024	Year ended March 31, 2023
Interest income			
1	India Infradebt Limited	**348.2**	419.0
2	ICICI Securities Primary Dealership Limited	**287.8**	116.6
3	ICICI Home Finance Company Limited	**167.0**	317.0
Income from services rendered			
1	ICICI Prudential Life Insurance Company Limited	**3,274.8**	3,927.8
2	ICICI Lombard General Insurance Company Limited	**1,451.0**	1,192.5
3	ICICI Securities Limited	**1,091.1**	858.2
Gain/(loss) on forex and derivative transactions (net)			
1	ICICI Lombard General Insurance Company Limited	**73.8**	50.8
2	ICICI Securities Primary Dealership Limited	**15.4**	124.2
3	ICICI Bank Canada	**8.0**	(11.1)
4	ICICI Home Finance Company Limited	**0.0**	(211.3)

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

₹ in million

Particulars		Year ended March 31, 2024	Year ended March 31, 2023
Dividend income			
1	ICICI Prudential Asset Management Company Limited	**7,535.2**	6,220.8
2	ICICI Securities Limited	**5,135.1**	5,437.2
3	ICICI Lombard General Insurance Company Limited	**2,476.4**	2,240.5
4	ICICI Bank Canada	**2,139.5**	1,061.6
Insurance claims received			
1	ICICI Prudential Life Insurance Company Limited	**2,287.9**	1,650.0
Income from shared services			
1	ICICI Bank UK PLC	**682.7**	540.8
2	ICICI Securities Limited	**461.1**	536.4
3	ICICI Bank Canada	**361.6**	326.8
4	ICICI Prudential Life Insurance Company Limited	**162.5**	384.0
Interest expense			
1	ICICI Securities Limited	**562.5**	289.8
Expenses for services received			
1	I-Process Services (India) Private Limited	**11,895.6**	10,406.5
2	ICICI Merchant Services Private Limited	**2,060.9**	5,225.3
Insurance premium paid			
1	ICICI Prudential Life Insurance Company Limited	**6,721.7**	6,717.7
2	ICICI Lombard General Insurance Company Limited	**2,851.0**	2,804.1
Expenses for shared services and other payments			
1	ICICI Home Finance Company Limited	**1,047.2**	599.6
CSR related reimbursement of expenses			
1	ICICI Foundation for Inclusive Growth	**5,170.0**	4,441.1
Volume of fixed deposits placed			
1	I-Process Services (India) Private Limited	**6,122.9**	4,548.7
2	ICICI Securities Limited	**6,035.5**	7,478.8
3	ICICI Merchant Services Private Limited	**5,330.0**	2,000.0
Volume of call/reverse repo/term money lent			
1	ICICI Securities Primary Dealership Limited	**1,021,540.0**	444,200.0
Purchase of investments			
1	ICICI Securities Primary Dealership Limited	**28,947.2**	16,246.1
2	ICICI Prudential Life Insurance Company Limited	**4,706.8**	504.8
Investments in the securities issued by related parties			
1	India Infradebt Limited	**17,255.9**	-
2	ICICI Home Finance Company Limited	**2,200.0**	-
Capital Infusion			
1	ICICI Home Finance Company Limited	**-**	2,500.0

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

₹ in million

Particulars		Year ended March 31, 2024	Year ended March 31, 2023
Sale of investments			
1	ICICI Prudential Life Insurance Company Limited	**10,617.5**	19,408.7
2	ICICI Securities Primary Dealership Limited	**10,585.7**	21,625.8
3	India Infradebt Limited	**7,617.1**	7,019.7
4	ICICI Lombard General Insurance Company Limited	**7,239.8**	8,445.4
Redemption/buyback of investments by Bank			
1	ICICI Securities Limited	**-**	50.0
Redemption/buyback of investments by related parties			
1	India Infradebt Limited	**2,500.0**	-
Purchase of loans			
1	ICICI Home Finance Company Limited	**39,196.7**	19,290.7
Loan given			
1	ICICI Home Finance Company Limited	**2,000.0**	1,250.0
Funded/Unfunded risk participation			
1	ICICI Bank UK PLC	**4,802.5**	-
Purchase of fixed assets			
1	Arteria Technologies Private Limited	**1.7**	3.2
2	ICICI Home Finance Company Limited	**-**	1.3
Forex/swaps/derivatives and forwards transactions entered (notional value)			
1	ICICI Bank UK PLC	**89,253.0**	81,534.0
2	ICICI Bank Canada	**41,389.6**	18,916.5
3	ICICI Home Finance Company Limited	**5.3**	24,151.2
Guarantees/letters of credit given by the Bank			
1	ICICI Prudential Asset Management Company Limited	**100.0**	-
2	ICICI Bank Canada	**88.5**	31.2
3	ICICI Bank UK PLC	**69.5**	54.2
Guarantees/letters of credit given by the related parties			
1	ICICI Bank UK PLC	**659.4**	83.4
Remuneration to wholetime directors			
1	Mr. Sandeep Bakhshi	**99.7**	95.7
2	Mr. Sandeep Batra	**86.7**	85.3
3	Mr. Rakesh Jha	**84.0**	45.9
4	Mr. Anup Bagchi	**13.7**	86.5
5	Mr. Ajay Kumar Gupta	**2.9**	N.A.
6	Ms. Vishakha Mulye	**N.A.**	23.2
Dividend paid			
1	Mr. Sandeep Bakhshi	**2.2**	1.7
2	Mr. Sandeep Batra	**1.4**	0.6

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

₹ in million

Particulars		Year ended March 31, 2024	Year ended March 31, 2023
3	Mr. Rakesh Jha	**0.6**	0.7
4	Mr. Shivam Bakhshi	**0.3**	0.4
Value of employee stock options exercised			
1	Mr. Sandeep Bakhshi	**4.7**	27.2
2	Mr. Sandeep Batra	**13.3**	6.4
3	Mr. Rakesh Jha	**38.5**	-
4	Mr. Anup Bagchi	**-**	183.2
5	Ms. Vishakha Mulye	**N.A.**	73.8
Sale of fixed assets			
1	ICICI Prudential Life Insurance Company Limited	**1.5**	-
2	Mr. Rakesh Jha	**-**	0.1
3	Ms. Vishakha Mulye	**N.A.**	0.1

1. 0.0 represents insignificant amount.

IV. *Related party outstanding balances*

The following table sets forth, for the periods indicated, the balances payable to/receivable from related parties.

₹ in million

Particulars	At March 31, 2024	At March 31, 2023
Deposits accepted	**24,444.3**	24,829.0
Subsidiaries	**21,987.1**	21,913.1
Associates/joint ventures/others	**2,023.2**	2,603.0
Key management personnel	**294.7**	224.6
Relatives of key management personnel	**139.3**	88.3
Investments of related parties in the Bank	**2.3**	1.2
Key management personnel	**2.1**	1.0
Relatives of key management personnel	**0.2**	0.2
Payables[1]	**4,174.7**	3,860.5
Subsidiaries	**1,017.4**	142.1
Associates/joint ventures/others	**3,156.3**	3,717.0
Key management personnel	**0.2**	0.4
Relatives of key management personnel	**0.8**	1.0
Deposits placed by the Bank	**2,122.4**	1,519.9
Subsidiaries	**2,122.4**	1,519.9
Call/term money lent by the Bank	**-**	6,000.0
Subsidiaries	**-**	6,000.0
Investments of the Bank	**121,270.7**	94,344.5
Subsidiaries	**111,327.0**	69,772.9
Associates/joint ventures/others	**9,943.7**	24,571.6

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

₹ in million

Particulars	At March 31, 2024	At March 31, 2023
Advances by the Bank	**3,267.6**	3,280.6
Subsidiaries	**3,075.0**	3,003.2
Associates/joint ventures/others	**123.0**	191.3
Key management personnel	**68.8**	85.7
Relatives of key management personnel	**0.8**	0.4
Receivables[1]	**3,804.3**	3,633.8
Subsidiaries	**3,577.7**	2,190.4
Associates/joint ventures/others	**226.6**	1,443.4
Guarantees/letters of credit/indemnity given by the Bank	**1,148.0**	1,370.4
Subsidiaries	**1,087.8**	1,307.3
Associates/joint ventures/others	**60.2**	63.1
Guarantees/letters of credit/indemnity issued by related parties	**927.1**	806.5
Subsidiaries	**927.1**	806.5
Swaps/forward contracts (notional amount)	**12,646.1**	10,648.9
Subsidiaries	**12,646.1**	10,648.9
Funded/Unfunded risk participation	**806.3**	953.3
Subsidiaries	**806.3**	953.3

1. *Excludes mark-to-market on outstanding derivative transactions.*

V. *Related party maximum balances*

The following table sets forth, for the periods indicated, the maximum balances payable to/receivable from related parties.

₹ in million

Particulars	Year ended March 31, 2024	Year ended March 31, 2023
Deposits accepted		
Subsidiaries	**31,501.6**	27,024.5
Associates/joint ventures/others	**6,815.5**	7,119.8
Key management personnel	**295.1**	384.6
Relatives of key management personnel	**139.3**	258.6
Investments of related parties in the Bank[1]		
Subsidiaries	**-**	48.8
Key management personnel	**2.1**	1.8
Relatives of key management personnel	**0.2**	0.3
Payables[1,2]		
Subsidiaries	**1,017.4**	169.8
Associates/joint ventures/others	**6,628.1**	6,028.6
Key management personnel	**0.3**	0.4
Relatives of key management personnel	**0.9**	1.0
Deposits placed by the Bank		
Subsidiaries	**6,522.9**	3,461.2

₹ in million

Particulars	Year ended March 31, 2024	Year ended March 31, 2023
Call/term money lent by the Bank		
Subsidiaries	**10,563.3**	11,083.0
Investments of the Bank		
Subsidiaries	**111,327.0**	69,772.9
Associates/joint ventures/others	**42,350.7**	27,932.0
Advances by the Bank		
Subsidiaries	**16,369.2**	9,608.9
Associates/joint ventures/others	**224.0**	195.3
Key management personnel	**85.7**	139.2
Relatives of key management personnel	**2.5**	2.3
Receivables[1,2]		
Subsidiaries	**8,414.3**	3,930.7
Associates/joint ventures/others	**2,302.1**	2,181.0
Guarantees/letters of credit/indemnity given by the Bank		
Subsidiaries	**1,469.2**	2,487.1
Associates/joint ventures/others	**63.1**	63.1
Guarantees/letters of credit/indemnity issued by related parties[1]		
Subsidiaries	**1,483.9**	859.1
Swaps/forward contracts (notional amount)		
Subsidiaries	**16,750.2**	55,163.8
Funded/Unfunded risk participation[1]		
Subsidiaries	**2,292.1**	959.7

1. *Maximum balance is determined based on comparison of the total outstanding balances at each quarter end during the financial year.*

2. *Excludes mark-to-market on outstanding derivative transactions.*

VI. *Letters of comfort*

The Bank issues letters of comfort (LoCs) on behalf of its subsidiaries. As required by Reserve Bank of India, the Bank has carried out an annual financial assessment of LoCs issued on behalf of its subsidiaries, and there is no financial impact arising from the outstanding LoCs at March 31, 2024 as detailed below.

The Bank has issued a LoC on behalf of its banking subsidiary ICICI Bank UK PLC to Financial Services Authority, UK (now split into two separate regulatory authorities, the Prudential Regulation Authority and the Financial Conduct Authority) to confirm that the Bank intends to financially support ICICI Bank UK PLC in ensuring that it meets all of its financial obligations as they fall due. There was no financial impact of this LoC on the Bank at March 31, 2024.

The Bank has issued a LoC on behalf of its banking subsidiary ICICI Bank Canada to the Office of the Superintendent of Financial Institutions (OSFI), Canada to confirm that it shall provide an ongoing financial, managerial and operational support to ICICI Bank Canada. There was no financial impact of this LoC on the Bank at March 31, 2024.

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

The Bank has issued an undertaking on behalf of ICICI Securities Inc. Singapore for Singapore dollar 10.0 million (currently equivalent to ₹ 617.4 million) (March 31, 2023: ₹ 617.9 million) to the Monetary Authority of Singapore (MAS) and has also executed seven (March 31, 2023: six) indemnity agreements on behalf of ICICI Bank Canada to its independent directors for a sum not exceeding Canadian dollar 2.5 million each (currently equivalent to ₹ 153.2 million), aggregating to Canadian dollar 17.5 million [currently equivalent to ₹ 1,072.2 million (March 31, 2023: ₹ 910.0 million)]. The aggregate amount of ₹ 1,689.5 million at March 31, 2024 (March 31, 2023: ₹ 1,527.9 million) is included in the contingent liabilities.

At the time of demerger of general insurance business of Bharti AXA General Insurance Co. Ltd. to ICICI Lombard General Insurance Co. Ltd. (ICICI General), and subsequently in relation to increase of Bank's shareholding in ICICI General upto 4% in multiple tranches, the Bank had issued undertakings to Insurance Regulatory and Development Authority of India (IRDAI) that it shall infuse capital, if required by ICICI General, in proportion to its shareholding in ICICI General at the relevant time to meet its business and/or solvency requirements. There was no financial impact of these LoCs on the Bank at March 31, 2024.

In addition to the above, the Bank has also issued LoCs in the nature of letters of awareness on behalf of its non-banking financial subsidiaries ICICI Prudential Life Insurance Co. Ltd. and ICICI Home Finance Co. Ltd. for other incidental business purposes, to maintain ownership stake and to give information about the ownership and management. These letters of awareness are in the nature of factual statements or confirmation of facts and do not create any financial impact on the Bank.

48. Details of amount transferred to The Depositor Education and Awareness Fund (the Fund) of RBI

The following table sets forth, for the periods indicated, the movement in amount transferred to the Fund.

₹ in million

Particulars	Year ended March 31, 2024	Year ended March 31, 2023
Opening balance	**16,270.6**	14,398.8
Add: Amounts transferred during the year	**2,266.4**	2,150.6
Less: Amounts reimbursed by the Fund towards claims during the year	**(840.7)**	(278.8)
Closing balance	**17,696.3**	16,270.6

1. Amount transferred to DEAF is included under "Schedule 12 - Contingent Liabilities - Other items".

49. Details of payment of DICGC insurance premium

The following table sets forth, for the periods indicated, the payment of insurance premium and arrears.

₹ in million

Sr. No.	Particulars	Year ended March 31, 2024	Year ended March 31, 2023
1.	Payment of DICGC Insurance Premium[1]	**14,532.6**	12,673.7
2.	Arrears in payment of DICGC premium	**-**	-

1. Excludes goods and service tax.

50. Small and micro enterprises

The following table sets forth, for the periods indicated, details relating to enterprises covered under the Micro, Small and Medium Enterprises Development (MSMED) Act, 2006.

₹ in million

Sr. No.	Particulars	At March 31, 2024		At March 31, 2023	
		Principal	**Interest**	**Principal**	**Interest**
1.	The Principal amount and the interest due thereon remaining unpaid to any supplier	**-**	**-**	-	-
2.	The amount of interest paid by the buyer in terms of Section 16, along with the amount of the payment made to the supplier beyond the due date	**-**	**-**	-	-
3.	The amount of interest due and payable for the period of delay in making payment (which have been paid but beyond the due date during the year) but without adding the interest specified under MSMED Act, 2006	**-**	**0.2**	-	0.1
4.	The amount of interest accrued and remaining unpaid	**-**	**0.2**	-	0.1
5.	The amount of further interest remaining due and payable even in the succeeding years, until such date when the interest dues as above are actually paid to the small enterprise, for the purpose of disallowed as a deductible expenditure under Section 23	**-**	**-**	-	-

51. Penalties/fines imposed by RBI and other banking regulatory bodies

RBI imposed a penalty of ₹ 121.9 million on October 17, 2023 based on the deficiency observed in regulatory compliance with the Banking Regulation Act, during statutory inspection for supervision evaluation (ISE 2020 and ISE 2021) of the Bank conducted by RBI (year ended March 31, 2023: Nil).

52. Disclosure on Remuneration

Compensation policy and practices

(A) Qualitative Disclosures

a) Bodies that oversee remuneration.

- **Name, composition and mandate of the main body overseeing remuneration**

  The Board Governance, Remuneration and Nomination Committee (BGRNC/ Committee) is the body which oversees the remuneration aspects. The functions of the Committee include recommending appointments of Directors to the Board, identifying persons who are qualified to become Directors and who may be appointed in senior management in accordance with the criteria laid down and recommending to the Board their appointment and removal, formulate a criteria for the evaluation of the performance of the whole time/ independent Directors and the Board and to extend or continue the term of appointment of independent Directors on the basis of the report of performance evaluation of independent Directors, recommending to the Board a policy relating to the remuneration for the Directors, Key Managerial Personnel, Material Risk takers (MRTs) and other employees, recommending to the Board the remuneration (including performance bonus, share-linked instruments and perquisites) to wholetime Directors (WTDs) and senior management, approving the policy for and quantum of variable pay payable to members of the staff including senior management, key managerial personnel, material risk takers and formulating the criteria for determining qualifications,

positive attributes and independence of a Director, framing policies on Board diversity, framing guidelines for the Employees Stock Option Scheme, Employees Stock Unit Scheme and deciding on the grant of the Bank's stock options/ units to employees and WTDs of the Bank and its subsidiary companies, as applicable.

- **External consultants whose advice has been sought, the body by which they were commissioned, and in what areas of the remuneration process.**

  During the year ended March 31, 2024, the Bank employed the services of a reputed consulting firm for market benchmarking in the area of compensation, including executive compensation.

- **Scope of the Bank's remuneration policy (eg. by regions, business lines), including the extent to which it is applicable to foreign subsidiaries and branches**

  The Compensation Policy of the Bank, as last amended by the BGRNC and the Board at their Meetings held on February 17, 2024 and February 15-17, 2024. The Policy covers all employees of the Bank, including those in overseas branches of the Bank. In addition to the Bank's Compensation Policy guidelines, the overseas branches also adhere to relevant local regulations.

- **Type of employees covered and number of such employees**

  All employees of the Bank are governed by the Compensation Policy. The total number of permanent employees of the Bank at March 31, 2024 was 135,900.

b) Design and structure of remuneration processes

- **Key features and objectives of remuneration policy**

  The Bank has under the guidance of the Board and the BGRNC, followed compensation practices intended to drive performance within the framework of prudent risk management. This approach has been incorporated in the Compensation Policy, the key elements of which are given below.

  o **Effective governance of compensation:** The BGRNC has oversight over compensation. The Committee defines Key Performance Indicators (KPIs) for WTDs and equivalent positions and the organisational performance norms for variable pay based on the financial and strategic plan approved by the Board. The KPIs include both quantitative and qualitative aspects defined with sub parameters. The BGRNC assesses organisational performance and based on its assessment, it makes recommendations on variable pay for employees. It also recommends to the Board the compensation for WTDs & equivalent positions and senior management subject to necessary approvals, wherever applicable.

- **Alignment of compensation philosophy with prudent risk taking:** The Bank seeks to achieve a prudent mix of fixed and variable pay, with a higher proportion of variable pay at senior levels and no guaranteed bonuses. Compensation is sought to be aligned to both financial and non-financial indicators of performance including aspects like risk management, other assurance areas like compliance & audit functions and customer service. The Bank's performance management framework is based on the "One Bank, One Team" approach emphasising the overall performance of the Bank, within the guardrails of risk and compliance. The Bank's Employees stock option scheme and Employees stock unit scheme aim at aligning compensation to long-term performance through grants that vest over a period of time. Compensation of staff in audit, compliance and risk control functions is independent of the business areas they oversee.

  Changes, if any, made by the remuneration committee in the firm's remuneration policy during the past year, and if so, an overview of any changes that were made.

During the year ended March 31, 2024, the Bank's Compensation Policy was reviewed by the BGRNC and Board as below:

BGRNC date	Board date	Overview of Changes
April 21, 2023	April 22, 2023	• Incorporating appropriate delegation on the basis of organization structure. • Employees receiving both Performance linked retention pay (PLRP) and share-linked instruments to be covered under clawback • Change in the criteria for determining MRTs
Circular resolution dated November 17, 2023	November 24, 2023	• To capture the treatment of variable pay (cash and share-linked instruments) in case of retirement or resignation. To align with the amendments in the New York Stock Exchange (NYSE) Listed Company Manual (U.S. Securities Regulations).
February 17, 2024	February 15-17, 2024	• In order to align the policy in line with the RBI guidelines dated February 9, 2024 relating to compensation for non-executive Directors (other than part-time non-executive Chairman)

- **Process followed by the Bank to ensure that the risk and compliance employees are remunerated independently of the businesses they oversee:**

  The compensation of staff engaged in assurance functions like Audit, Risk and Compliance depends on their performance, which is based on achievement of the key goals of their respective functions. They are not assessed on business targets.

c) **Ways in which current and future risks are taken into account in the remuneration processes.**

- **Key risks that the Bank takes into account when implementing remuneration measures**

  The Board approves the Enterprise Risk Management framework (ERM) and Risk Appetite Framework (RAF) for the Bank. The business activities of the Bank are undertaken within this framework. The RAF includes the definition of risk capacity, risk appetite statements and drill down of the same into limits/thresholds for various risk categories. The Bank's KPIs which are applicable to WTDs & equivalent positions as well as employees (excluding assurance functions), incorporated relevant risk management related aspects. For example, in FY2024, in addition to performance indicators in areas such as Profit before tax excluding treasury gains, performance indicators included aspects such as asset quality, risk management framework, stakeholder relationships, customer service and leadership development. The BGRNC takes into consideration all the above aspects while assessing organisational performance and making compensation-related recommendations to the Board.

- **Nature and type of key measures used to take account of these risks, including risk difficult to measure.**

  The annual Key Performance Indicators and performance evaluation incorporated both qualitative and quantitative aspects including, risk management framework, stakeholder relationships, timely compliance and closure of audit issues, customer service and leadership development.

- **Ways in which these measures affect remuneration**

  Every year, the financial plan/targets are formulated in conjunction with a risk framework with limit structures for various areas of risk/lines of business, within which the Bank operates. To ensure

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

effective alignment of compensation with prudent risk taking, the BGRNC takes into account adherence to the risk framework in conjunction with which the financial plan/targets have been formulated. The Bank's KPIs which are applicable to WTDs and equivalent positions as well as employees (excluding assurance functions), incorporated relevant risk management related aspects and regulatory compliance. For example, in FY2024, in addition to profit before tax excluding treasury gains, performance indicators also included aspects such as asset quality, risk management framework, stakeholder relationships, customer service and leadership development. The BGRNC takes into consideration all the above aspects while assessing organisational performance and making compensation-related recommendations to the Board.

- **The nature and type of these measures that have changed over the past year and reasons for the changes, as well as the impact of changes on remuneration.**

  The nature and type of these measures have not changed over the past year and hence, there is no impact on remuneration.

d) **Ways in which the Bank seeks to link performance during a performance measurement period with levels of remuneration**

- **Main performance metrics for Bank, top level business lines and individuals**

  The main performance metrics for FY2024 included profit before tax excluding treasury gains, regulatory compliance, risk management processes, stakeholder relationships, customer service and leadership development.

- **Methodology followed whereby individual remuneration is linked to the Bank-wide and individual performance**

  The BGRNC takes into consideration above mentioned aspects while assessing performance and making compensation-related recommendations to the Board regarding the performance assessment of WTDs and equivalent positions.

- **The measures that the Bank will in general implement to adjust remuneration in the event that performance metrics are weak, including the Bank's criteria for determining 'weak' performance metrics**

  The Bank's Compensation Policy outlines the measures the Bank will implement in the event of a reasonable evidence of deterioration in financial performance. Should such an event occur in the manner outlined in the policy, the BGRNC may decide to apply malus/clawback on none, part or all of the relevant variable compensation.

e) **Ways in which the Bank seeks to adjust remuneration to take account of the longer term performance**

- **The Bank's policy on deferral and vesting of variable remuneration and, if the fraction of variable remuneration that is deferred differs across employees or groups of employees, a description of the factors that determine the fraction and their relative importance**

  The variable compensation is in the form of share-linked instruments or cash or a mix of cash and share-linked instruments. The quantum of variable pay for an employee does not exceed a certain percentage (as stipulated in the compensation policy) of the total fixed pay in a year. The proportion of variable pay to total compensation is higher at senior levels and lower at junior levels. At least 50% of the compensation is variable for WTDs, CEO and MRTs as a design. However, they can earn lesser variable pay based on various performance criteria. For WTDs, CEO and MRTs, a minimum of 60% of the total variable pay is under deferral arrangement (deferment). Additionally, at least 50% of the cash component of the variable pay is under deferment. If the cash component is under ₹ 2.5 million, the deferment is not applicable.

SCHEDULES

forming part of the Accounts *(Contd.)*

- **The Bank's policy and criteria for adjusting deferred remuneration before vesting and (if permitted by national law) after vesting through claw back arrangements**

  The deferred portion of variable pay pertaining to the assessment year or previous year/s (as defined in the policy) is subject to malus, under which the Bank prevents vesting of all or part or none of the unvested variable pay in the event of the assessed divergence in the Bank's provisioning for NPAs or in the event of a reasonable evidence of deterioration in financial performance or in the event of gross misconduct and/or other acts as mentioned in the policy. In such cases (other than assessed divergence), variable pay already paid out may also be subjected to clawback arrangements, as defined in the compensation policy.

f) Different forms of variable remuneration that the Bank utilises and the rationale for using these different forms

- **Forms of variable remuneration offered. A discussion of the use of different forms of variable remuneration and, if the mix of different forms of variable remuneration differs across employees or group of employees, a description of the factors that determine the mix and their relative importance**

  The variable compensation is in the form of share-linked instruments or cash or a mix of cash and share-linked instruments. The Bank pays performance linked retention pay (PLRP) to its front-line staff and junior management. PLRP aims to reward front line and junior managers, mainly on the basis of skill maturity attained through experience and continuity in role which is a key differentiator for customer service. The Bank pays performance bonus and share-linked instruments to relevant employees in its middle and senior management. The variable pay payout schedules are sensitive to the time horizon of risks as defined in the policy.

  The Bank ensures higher proportion of variable pay at senior levels and lower variable pay for front-line staff and junior management levels

(B) Quantitative disclosures:

The following table sets forth, for the period indicated, the details of quantitative disclosure for remuneration of WTDs (including MD & CEO) and other Material Risk Takers.

₹ in million except numbers

	Particulars	Year ended March 31, 2024	Year ended March 31, 2023
1.	Number of meetings held by the BGRNC during the financial year	**7**	5
	Remuneration paid to its members during the financial year (sitting fees)	**2.1**	1.5
2.	Number of employees having received a variable remuneration award during the financial year[1]	**52**	48
3.	Number and total amount of sign-on/joining bonus made during the financial year	**-**	-
4.	Details of severance pay, in addition to accrued benefits, if any	**-**	-

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

₹ in million except numbers

Particulars		Year ended March 31, 2024	Year ended March 31, 2023
5.	Breakdown of amount of remuneration awards for the financial year		
	Fixed[2]	**1,067.4**	1,142.9
	Variable[3]	**510.8**	485.6
	- Deferred	**247.9**	246.6
	- Non-deferred	**262.9**	239.0
	Share-linked instruments[3] (nos.)	**3,731,800**	4,277,800
	- Deferred (nos.)	**3,731,800**	4,277,800
	- Non-deferred (nos.)	**-**	-
6.	Total amount of deferred remuneration paid out during the year		
	- Bonus[4]	**146.3**	68.0
	- Share-linked instruments[4] (nos.)	**5,628,640**	8,015,135
7.	Total amount of outstanding deferred remuneration		
	Cash[5]	**474.7**	381.8
	Shares (nos.)	**-**	-
	Shares-linked instruments[5] (nos.)	**8,368,690**	10,311,910
	Other	**-**	-
8.	Total amount of outstanding deferred remuneration and retained remuneration exposed to ex-post explicit and/or implicit adjustments		
	- Bonus	**474.7**	381.8
	- Share-linked instruments (nos.)	**8,368,690**	10,311,910
9.	Total amount of reductions during the year due to ex-post explicit adjustments[6]	**N.A.**	N.A.
10.	Total amount of reductions during the year due to ex-post implicit adjustments	**N.A.**	N.A.
11.	Number of MRTs identified[7]	**43**	42
12.	Number of cases where malus has been exercised	**-**	-
	Number of cases where clawback has been exercised[6]	**-**	-
	Number of cases where malus and clawback have been exercised	**-**	-
13.	The mean pay for the bank as a whole (excluding sub-staff) and the deviation of the pay of each of its WTDs from the mean pay (in ₹)		
	Mean pay of the bank[8]	**8,57,602**	790,345
	Deviation - MD&CEO[9]	**70,278,131**	74,214,867
	Deviation - WTD1[9]	**63,484,688**	52,075,390
	Deviation - WTD2[9]	**63,180,904**	67,836,208
	Deviation - WTD3[9]	**34,907,850**	65,872,493

1. *Includes MD & CEO, WTDs and other Material Risk Takers (MRTs) based on the revised criteria given by RBI in its guideline dated November 4, 2019. Also includes MRTs who have resigned, retired or transferred to group companies (separated) and were paid bonus or stock options granted/vested during the year. Variable remuneration includes cash bonus and stock options (as per RBI guideline dated November 4, 2019) that are paid/ granted/ vested during the year.*

2. *Fixed pay includes basic salary, supplementary allowances, superannuation, and contribution to provident fund, gratuity fund and value of perquisites. The value of perquisites is calculated as cost to the Bank. The salaries of separated MRTs have been considered for the period they were in service with the Bank during the fiscal year. For FY2023, the remuneration approved for FY2022 (as paid during FY2023) has been considered for MD & CEO and WTDs.*

SCHEDULES

forming part of the Accounts *(Contd.)*

3. *Variable and share-linked instruments represent amounts/ options awarded for the year ended March 31, 2022 and March 31, 2023 as per RBI approvals wherever applicable.*
4. *Includes deferred bonus/options that was paid/vested during the year.*
5. *Includes outstanding bonus/options at the end of the financial year.*
6. *Excludes ₹ 74.1 million variable pay to the former MD & CEO for past years which has been directed for claw-back in respect of which the Bank has filed a recovery suit against the former MD & CEO.*
7. *Includes MD & CEO/WTDs/and other active MRT based on the revised criteria given by RBI in its guidelines dated November 4, 2019.*
8. *Mean pay is computed on annualised fixed pay that includes basic salary, supplementary allowances, superannuation, contribution to provident fund, gratuity fund and value of perquisites. The value of perquisite is calculated as cost to the Bank.*
9. *Incumbents are different for FY2024 and FY2023.*

Payment of compensation in the form of remuneration to the Non-Executive Directors

For the year ended March 31, 2024, fixed remuneration of ₹ 14.2 million has been paid to Non-Executive Directors/ Independent Directors (other than part-time chairman). Mr. Girish Chandra Chaturvedi (part-time Chairman) was paid a remuneration of ₹ 3.5 million during FY2024 excluding sitting fees.

Pursuant to RBI circular dated February 9, 2024, each Non-Executive Directors/Independent Directors (other than part-time chairman) will be paid a remuneration of ₹ 3.0 million per annum on a pro-rata basis with effect from February 10, 2024, subject to approval of the shareholders. During the year ended March 31, 2024, provision of ₹ 1.1 million has been made for making payment for the difference on account of the enhancement on receipt of shareholders approval.

For the year ended March 31, 2023, fixed remuneration of ₹ 14.0 million had been paid to Non-Executive Directors/ Independent Directors (other than part-time chairman) and Mr. Girish Chandra Chaturvedi (part-time Chairman) was paid a remuneration of ₹ 3.5 million excluding sitting fees.

53. CORPORATE SOCIAL RESPONSIBILITY

The Corporate Social Responsibility (CSR) spending obligation for the Bank during the year ended March 31, 2024 was ₹ 5,172.6 million (March 31, 2023: ₹ 4,078.4 million).

₹ in million

Particulars	As at March 31, 2024	As at March 31, 2023
Total CSR obligation for the financial year[1]	**5,172.6**	4,078.4
Amount of expenditure incurred[1]	**3,684.7**	4,766.5
Amount in unspent CSR account/ yet to be paid in cash at the end of the year[2]	**1,504.0**	-
Details of related party transactions (ICICI Foundation for Inclusive Growth)[3]	**5,170.0**	4,441.1

1. *Includes spends from surplus generated from CSR activities that was transferred to the Unspent CSR Account and spent within stipulated timeline, as required by law (FY2024: ₹ 171.2 million; FY2023: ₹ 139.9 million).*
2. *₹ 1,500.0 million was budgeted in FY2024 for ongoing project with Tata Memorial Centre but remained unspent. The amount was transferred to the Unspent CSR Account in April 2024 and would be spent over three years, as per CSR rules.*
3. *Includes spends from surplus generated from CSR activities that was transferred to unspent CSR account and spent through ICICI Foundation within stipulated timeline, as required by law (FY2024: ₹ 171.2 million; FY2023: ₹ 40.0 million).*

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

CSR activities during FY2024 were in the areas of affordable and accessible healthcare, environmental and ecological projects like afforestation and rainwater harvesting, livelihood projects and social interventions.

The following table sets forth, for the periods indicated, the amount spent by the Bank on CSR related activities.

₹ in million

Sr. No.	Particulars	Year ended March 31, 2024			Year ended March 31, 2023		
		In cash	Yet to be paid in cash	Total	In cash	Yet to be paid in cash	Total
1.	Construction/ acquisition of any asset	**-**	**-**	**-**	-	-	-
2.	On purposes other than (1) above[1]	**3,684.7**	**1,504.0**	**5,188.7**	4,626.6	-	4,626.6

1. *For the year ended March 31, 2024, out of the amount (yet to be paid in cash), as required under the Companies (Corporate Social Responsibility Policy) Amendment Rules, 2021, ₹ 1,500.0 million budgeted in FY2024 for ongoing project with Tata Memorial Centre but which remained unspent, was transferred to the Unspent CSR Account in April, 2024 and would be spent over three years, as per CSR rules. Balance ₹ 4.0 million pertains to provision made for CSR expenses of FY2024 and amount is yet to be paid.*

The following table sets forth, for the periods indicated, the details of movement in provision pertaining to CSR related activities

₹ in million

Particulars	Year ended March 31, 2024	Year ended March 31, 2023
Opening balance of provision	**-**	24.9
Add: Provision for expenses during the year	**1,504.0**	-
Less: Payment out of opening balance	**-**	24.9
Closing balance of provision	**1,504.0**	-

54. Green deposits

The Bank has not yet offered green deposits to its customers.

55. Disclosure of customer complaints

The following table sets forth, for the periods indicated, the movement of complaints received by the Bank from its customers.

	Particulars	Year ended March 31, 2024	Year ended March 31, 2023
a.	No. of complaints pending at the beginning of the year	**14,429**	10,401
b.	No. of complaints received during the year	**346,314**	248,337
c.	No. of complaints disposed during the year	**338,204**	244,309
	3a. Of which, number of complaints rejected by the Bank	**149,458**	101,227
d.	No. of complaints pending at the end of the year	**22,539**	14,429

1. *Complaints do not include complaints redressed by the Bank within one working day.*

SCHEDULES

forming part of the Accounts *(Contd.)*

The following table sets forth, for the periods indicated, the summary of overall complaints.

₹ in million

Particulars	Year ended March 31, 2024	Year ended March 31, 2023
(A) Total number of complaints	**534,414**	418,992
(B) Complaints redressed by the Bank within one working day	**188,100**	170,655
(C) Net reported complaints (A-B)	**346,314**	**248,337**

The following table sets forth, for the periods indicated, the details of maintainable complaints received.

₹ in million

Particulars	Year ended March 31, 2024	Year ended March 31, 2023
i. Number of maintainable complaints received by the Bank from Office of Banking Ombudsmans (OBOs)[1]	**14,284**	12,114
Of (i), number of complaints resolved in favour of the Bank by Banking Ombudsmans (BOs)	**7,407**	5,627
Of (i), number of complaints resolved through conciliation/ mediation/advisories issued by BOs[2]	**6,877**	6,487
Of (i), number of complaints resolved after passing of Awards by BOs against the Bank	**-**	-
ii. Number of Awards unimplemented within the stipulated time (other than those appealed)	**-**	-

1. *Maintainable complaints are as per data received from RBI.*
2. *For year ended March 31, 2024: 683 complaints (March 31, 2023: 432 complaints) were resolved based on advisories received from BOs.*

The following table sets forth, top five grounds of complaints received by the Bank from customers for the year ended March 31, 2024.

Grounds of complaints	No. of complaints pending at the beginning of the year	No. of complaints received during the year	% increase/ (decrease) in the no. of complaints received over previous year	No. of complaints pending at the end of the year	Of 5, No. of complaints pending beyond 30 days
1	2	3	4	5	6
Credit Cards	**2,618**	**129,690**	**84.7%**	**8,557**	**1,299**
Internet/Mobile/ Electronic Banking	**9,109**	**81,332**	**53.4%**	**10,607**	**4,693**
ATM/Debit Cards	**1,343**	**71,166**	**(6.4)%**	**1,025**	**104**
Loans and advances	**211**	**11,426**	**3.6%**	**308**	**23**
Account opening/ difficulty in operation of accounts	**184**	**9,879**	**28.2%**	**329**	**7**
Others	**964**	**42,821**	**41.2%**	**1,713**	**190**
Total	**14,429**	**346,314**	**39.5%**	**22,539**	**6,316**

FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Accounts *(Contd.)*

The following table sets forth, top five grounds of complaints received by the Bank from customers for the year ended March 31, 2023.

Grounds of complaints	No. of complaints pending at the beginning of the year	No. of complaints received during the year	% increase/ (decrease) in the no. of complaints received over previous year	No. of complaints pending at the end of the year	Of 5, No. of complaints pending beyond 30 days
1	2	3	4	5	6
ATM/Debit Cards	3,655	76,049	(50.4%)	1,343	148
Credit Cards	3,312	70,225	(49.1%)	2,618	367
Internet/Mobile/ Electronic Banking	2,018	53,011	25.9%	9,109	3,546
Loans and advances	270	11,026	(30.3%)	211	3
Account opening/ difficulty in operation of accounts	144	7,708	(27.4%)	184	5
Others	1,002	30,318	(39.3%)	964	56
Total	**10,401**	**248,337**	**(39.4%)**	**14,429**	**4,125**

56. Drawdown from reserves

The Bank has not drawn any amount from reserves during the year ended March 31, 2024 (year ended March 31, 2023: Nil).

57. Investor Education and Protection Fund

The unclaimed dividend amount, due for transfer to the Investor Education and Protection Fund (IEPF) during the year ended March 31, 2024 and March 31, 2023, has been transferred without any delay.

58. Implementation of IFRS converged Indian Accounting Standards

In January 2016, the Ministry of Corporate Affairs issued the roadmap for implementation of new Indian Accounting Standards (Ind AS), converged with International Financial Reporting Standards (IFRS), for scheduled commercial banks, insurance companies and non-banking financial companies (NBFCs). However, currently the implementation of Ind AS for banks has been deferred by RBI till further notice pending the consideration of some recommended legislative amendments by the Government of India. The Bank is in an advanced stage of preparedness for implementation of Ind AS, as and when these are made applicable to the Indian banks. Further, there may be new regulatory guidelines and clarifications in some critical areas of Ind AS application, which the Bank will need to suitably incorporate in its implementation.

During FY2023, Reserve Bank of India, through its discussion paper on “Introduction of Expected Credit Loss framework for provisioning by banks” has proposed to adopt an expected credit loss framework based on the approach as per Indian Accounting Standard (Ind AS) 109, supplemented by regulatory backstops wherever necessary. Further, during FY2024, the Reserve Bank of India (RBI) issued a master direction on classification, valuation and operation of investment portfolio of commercial banks (Directions), 2023, which became effective from April 1, 2024. The revised master direction brings the classification and accounting of investments closer to Ind AS. The Bank has implemented the required changes as per the master direction with effect from April 1, 2024.

59. Disclosure on lending and borrowing activities

The Bank, as part of its normal banking business, grants loans and advances, makes investment, provides guarantees to and accept deposits and borrowings from its customers, other entities and persons. These transactions are part of Bank's normal banking business, which is conducted ensuring adherence to all regulatory requirements.

Other than the transactions described above, no funds have been advanced or loaned or invested (either from borrowed funds or share premium or any other sources or kind of funds) by the Bank to or in any other persons or entities, including foreign entities ("Intermediaries") with the understanding, whether recorded in writing or otherwise, that the Intermediary shall lend or invest in party identified by or on behalf of the Bank (Ultimate Beneficiaries). The Bank has also not received any fund from any parties (Funding Party) with the understanding that the Bank shall whether, directly or indirectly lend or invest in other persons or entities identified by or on behalf of the Funding Party ("Ultimate Beneficiaries") or provide any guarantee, security, or the like on behalf of the Ultimate Beneficiaries.

60. Comparative Figures

Figures of the previous year have been re-grouped to conform to the current year presentation.

Signatures to Schedules 1 to 18

As per our Report of even date.

For M S K A & Associates
Chartered Accountants
ICAI Firm Registration no.: 105047W

Tushar Kurani
Partner
Membership no.: 118580

For KKC & Associates LLP
Chartered Accountants
ICAI Firm Registration no.:
105146W/W100621

Vinit Jain
Partner
Membership no.: 145911

Mumbai
April 27, 2024

For and on behalf of the Board of Directors

Girish Chandra Chaturvedi
Chairman
DIN-00110996

Uday M. Chitale
Director
DIN-00043268

Sandeep Bakhshi
Managing Director & CEO
DIN-00109206

Rakesh Jha
Executive Director
DIN-00042075

Sandeep Batra
Executive Director
DIN-03620913

Ajay Kumar Gupta
Executive Director
DIN-07580795

Anindya Banerjee
Group Chief Financial Officer

Prachiti Lalingkar
Company Secretary

Rajendra Khandelwal
Chief Accountant

INDEPENDENT AUDITOR'S REPORT

To the Members of

ICICI Bank Limited

Report on the Audit of the Consolidated Financial Statements

Opinion

1. We have audited the accompanying consolidated financial statements of ICICI Bank Limited (hereinafter referred to as the 'Bank' or 'Holding Company') and its subsidiaries (Holding Company and its subsidiaries together referred to as 'the Group'), and its associates, which comprise the Consolidated Balance Sheet as at 31 March 2024, the Consolidated Profit and Loss account, and the Consolidated Cash Flow Statement for the year then ended, and notes to the Consolidated Financial Statements, including a summary of significant accounting policies and other explanatory information (hereinafter referred to as 'the consolidated financial statements').

2. In our opinion and to the best of our information and according to the explanations given to us, and based on consideration of the reports of the other auditors on separate financial statements and the other financial information of subsidiaries and associates, the aforesaid consolidated financial statements give the information required by the Banking Regulation Act, 1949 as well as the Companies Act, 2013 ('the Act'), and circulars and guidelines issued by the Reserve Bank of India ('RBI') from time to time ('RBI guidelines') in the manner so required for banking companies and give a true and fair view in conformity with the Accounting Standards prescribed under Section 133 of the Act read with the Companies (Accounting Standards) Rules, 2021 and other and other accounting principles generally accepted in India, of the consolidated state of affairs of the Group and its associates as at 31 March 2024, and their consolidated profit, and their consolidated cash flows for the year then ended.

Basis for Opinion

3. We conducted our audit in accordance with the Standards on Auditing ('SAs') specified under section 143(10) of the Act. Our responsibilities under those SAs are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group and its associates in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in India in terms of the Code of Ethics issued by Institute of Chartered Accountant of India ('ICAI'), and the relevant provisions of the Act and the rules thereunder and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained along with the consideration of audit reports of other auditors referred to in the 'Other Matters' paragraph below is sufficient and appropriate to provide a basis for our opinion on the Consolidated Financial Statements.

Key Audit Matters

4. Key audit matters are those matters that, in our professional judgment, and based on the consideration of the reports of the other auditors on separate financial statements and other financial information of the subsidiaries and associates, as referred to in paragraph 17 below, were of most significance in our audit of the consolidated financial statements of the current year. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

INDEPENDENT AUDITOR'S REPORT *(Contd.)*

5. We have determined the matters described below to be the key audit matters to be communicated in our report.

Key Audit Matter	How the matter was addressed in our audit
Identification and provisioning of non-performing advances (NPA): Total Loans and Advances (Net of Provision) as at 31 March 2024: ₹ 12,607,762,029 (in '000s) Provision for NPA as at 31 March 2024: ₹ 222,697,569 (in '000s) of which Total Loans and Advances (Net of Provision) as at 31 March 2024: ₹ 11,844,063,894 (in '000s)* & Provision for NPA as at 31 March 2024: ₹ 219,358,846 (in '000s)* relates to Bank. *(Refer Schedule 9, Schedule 17(14))* ** the amounts relating to the Bank are before consolidation adjustments including intercompany eliminations, if any.*	
The Reserve Bank of India's ("RBI") guidelines on Income recognition and asset classification & Provisioning ("IRAC") and other circulars and directives issued by the RBI from time to time, which prescribe the prudential norms for identification and classification of performing & non-performing assets ("NPA") and the minimum provision required for such assets. The Bank is required to have Board approved policy as per IRAC guidelines for NPA identification & classification of advances and provision thereon. The provision on NPA is estimated based on ageing and classification of NPAs, recovery estimates, nature of loan product, value of security and other qualitative factors and is subject to the minimum provisioning norms specified by RBI and approved policy of the Bank in this regard. The Bank is also required to apply its judgement to determine the identification and provision required against NPAs by applying quantitative as well as qualitative factors. The risk of identification of NPAs is affected by factors like stress and liquidity concerns in certain sectors. Additionally, the Bank makes provisions on exposures that are not classified as NPA including advances to certain sectors and identified advances or group advances. These are classified as contingency provisions. Since the identification of NPAs and provisioning for advances require significant level of estimation and given its significance to the overall audit including possible observation by RBI which could result into disclosure in the financial statements, we have ascertained identification and provisioning for NPAs as a key audit matter.	Our audit procedures with respect to this matter included: Tested the design and operating effectiveness of key controls over approval, recording, monitoring and recovery of loans, monitoring overdue / stressed accounts, identification of NPA, provision for NPA and valuation of security and collateral on a test check basis. Further obtained an understanding of the contingency provision carried by the Bank and verified the underlying assumptions used by the Bank for such estimate. Tested application controls included test of automated controls, reports and system reconciliations. Reviewed existence and effectiveness of monitoring mechanisms such as Internal Audit, Systems Audit, and Concurrent Audit as per the policies and procedures of the Bank; Evaluated the governance process and review controls over calculations of provision of non-performing advances, basis of provisioning in accordance with the Board approved policy. Selected a sample of borrowers based on quantitative and qualitative risk factors for their assessment of appropriate identification & classification as NPA including computation of overdue ageing to assess its correct classification and provision amount as per extant IRAC norms and the Bank policy. Performed other substantive procedures included and not limited to the following: ➢ Selected samples of performing loans and assessed independently as to whether those should be classified as NPA; ➢ For samples selected, reviewed the collateral valuations, financial statements and other qualitative information

INDEPENDENT AUDITOR'S REPORT *(Contd.)*

Key Audit Matter	How the matter was addressed in our audit
	➢ Considered the accounts reported by the Bank and other Banks as Special Mention Accounts ("SMA") in RBI's Central Repository of Information on Large Credits (CRILC)/ Centralised Information Management System (CIMS) to identify stress. ➢ For selected samples, assessed independently, the accounts that can potentially be classified as NPA. ➢ Inquired with the credit and risk departments to ascertain if there were indicators of stress or an occurrence of an event of default in a particular loan account or any product category which needed to be considered as NPA. ➢ Examined the accounts under watchlist report provided by the risk department. ➢ Discussed with the management of the Bank on sectors where there is a perceived credit risk and the steps taken to mitigate the risks to identified sectors. ➢ Selected and tested samples for accounts which are restructured as per RBI Master Circular - Prudential norms on Income Recognition, Asset Classification and Provisioning pertaining to Advances; and ➢ Assessed appropriateness & the adequacy of disclosures against the relevant accounting standards and RBI requirements relating to NPAs.

Evaluation of Litigations included in Contingent Liabilities

As at 31 March 2024, the Group has reported 'Claims against the Group not acknowledged as debts' of ₹ 110,275,158 (in '000s) (31 March 2023 – ₹ 88,006,837 (in '000s)), of which the following relate to the Bank:

(Included under contingent liabilities) (in '000)

Particulars	As at 31 March 2024	As at 31 March 2023
Legal Cases	**3,829,177**	3,027,295
Taxes	**89,463,903**	78,935,723
Total Claims against Bank not acknowledged as Debt	**93,293,080**	81,963,018

(Refer Schedule 12 and Schedule 17(11))

Key Audit Matter	How the matter was addressed in our audit
The Bank has material open tax litigations including matters under dispute which involve significant judgement to determine the possible outcome of these disputes. Significant management judgement is needed in determining whether an obligation exists and whether	Our Audit procedures with respect to this matter included: Tested the design and operating effectiveness of the Bank's key controls over the estimation, monitoring and disclosure of provisions and contingent liabilities on test check basis.

INDEPENDENT AUDITOR'S REPORT *(Contd.)*

Key Audit Matter	How the matter was addressed in our audit

a provision should be recognised as at the reporting date, in accordance with the accounting criteria set under Accounting Standard 29 - Provisions, Contingent Liabilities and Contingent Assets ('AS 29'), or whether it needs to be disclosed as a contingent liability. Further, significant judgements are also involved in measuring such obligations, the most significant of which are:
➢ Assessment of Liability: Judgement is involved in determination of whether outflow in respect of identified material matters are probable and can be estimated reliably.
➢ Adequacy of provisions: The appropriateness of assumption and judgements used in estimation of significant provisions; and
➢ Adequacy of disclosures of provision for liabilities and charges, and contingent liabilities.
The Bank's assessment is supported by the facts of matter, their own judgement, experience, and advises from legal and independent tax consultants wherever considered necessary.
Since the assessment of these open litigations requires significant level of judgement in interpretation of law, we have included this as a key audit matter.
	Our substantive audit procedures included and were not limited to the following:
	➢ Obtained an understanding of Bank's process for determining tax liabilities, tax provisions and contingent liabilities pertaining to legal and taxation matters;
	➢ Obtained a list of cases /matters in respect of which the litigations were outstanding as at reporting date:
	    ➢ For significant legal matters, we obtained external confirmations and corroborated with management's documented conclusions on the assessment of outstanding litigations against the Bank;
	    ➢ For significant taxation matters, we involved our tax specialists to gain an understanding of status of the litigations including understanding of various orders/ notices received by the Bank and management's grounds of appeals before the relevant appellate authorities.
	➢ Evaluated the merit of the subject matter under consideration with reference to the grounds presented therein and available independent legal / tax advice;
	➢ Inquired with appropriate level of the management including status update, expectation of outcomes with the basis, and the future course of action contemplated by the Bank;
	➢ Reviewed minutes of meetings with Board, and Audit committee in this regard
	➢ Agreed underlying tax balances to supporting documentation including correspondence with the Tax authorities; and
	➢ Assessed the appropriateness & adequacy of disclosures within the standalone financial statements in accordance with the applicable accounting standards and requirements of RBI in this regard.

INDEPENDENT AUDITOR'S REPORT *(Contd.)*

Key Audit Matter	How the matter was addressed in our audit
Information Technology ('IT') systems and controls impacting financial controls	
The Bank has a complex IT architecture to support its day-to-day business operations. High volume of transactions is processed and recorded on single or multiple applications. The reliability and security of IT systems plays a key role in the business operations of the Bank. Since large volume of transactions are processed daily, the IT controls are required to ensure that applications process data as expected and that changes are made in an appropriate manner. Appropriate IT general controls and application controls are required to ensure that such IT systems are able to process the data, as required, completely, accurately and consistently for reliable financial reporting. We have identified 'IT systems and controls' as key audit matter because of the high level automation, significant number of systems being used by the management and the complexity of the IT architecture and its impact on the financial reporting system.	Our Audit procedures with respect to this matter included: For testing the IT general controls, application controls and IT dependent manual controls, we involved IT specialists as part of the audit. The team also assisted in testing the accuracy of the information produced by the Bank's IT systems. Obtained a comprehensive understanding of IT applications landscape implemented at the Bank. It was followed by process understanding, mapping of applications to the same and understanding financial risks posed by people-process and technology. Key IT audit procedures includes testing design and operating effectiveness of key controls operating over user access management (which includes user access provisioning, de-provisioning, access review, password configuration review, segregation of duties and privilege access), change management (which include change release in production environment are compliant to the defined procedures and segregation of environment is ensured), program development (which include review of data migration activity), computer operations (which includes testing of key controls pertaining to, backup, Batch processing (including interface testing), incident management and data centre security), System interface controls. This included testing that requests for access to systems were appropriately logged, reviewed, and authorized. In addition to the above, the design and operating effectiveness of certain automated controls, that were considered as key internal system controls over financial reporting were tested. Using various techniques such as inquiry, review of documentation / record / reports, observation, and re-performance. We also tested few controls using negative testing technique. Tested compensating controls and performed alternate procedures, where necessary. In addition, understood where relevant changes made to the IT landscape during the audit period.

The joint auditors of ICICI Prudential Life Insurance Company Limited, vide their audit report dated 23 April 2024, have expressed an unmodified opinion on the financial statements. Based on consideration of their report, the following Key Audit Matter was included in the audit report.

Key Audit Matter	How the matter was addressed in our audit
Information Technology (IT) systems relating to financial reporting process relating to ICICI Prudential Life Insurance Company Limited	
The Company is highly dependent on its complex IT infrastructure comprising hardware, software, multiple applications, automated interfaces and controls in systems for recording, storing and reporting of financial transactions. The Company's key financial accounting and reporting processes such as premium income, commission, benefits paid, investments amongst others are highly dependent on IT systems including automated controls, to process and record large volume of transactions on daily basis as part of its operations, such that there exists a risk that gaps in the IT control environment could result in the financial accounting and reporting records being materially misstated. Due to the pervasive nature, complexity and importance of the impact of the IT systems and related control environment on the Company's financial statements, we have identified testing of such IT systems and related control environment as a key audit matter for the current year audit.	Involvement of IT specialists in assessment of the IT systems and controls with respect to financial statements, which included, but were not limited to the following: ➢ Obtained an understanding of the Company's General IT Control (GITC) over key financial accounting and reporting systems, and supporting control systems (referred to as in-scope systems); ➢ On the in-scope systems, tested the design and operating effectiveness of key IT general controls. This included evaluation of entity's controls to ensure segregation of duties and access rights are based on duly approved requests, access for exit cases being revoked in a timely manner and access of all users being re- certified during the period of audit, evaluation of password policies. Further, controls related to program change were evaluated to verify whether the changes were approved, tested in an environment that was segregated from production and moved to production by appropriate users; ➢ Evaluated the design and tested the operating effectiveness for the audit period over the in-scope systems around system interfaces, reconciliations and system processing relevant to the audit of premium income, commission expense, benefits paid and investments, for evaluating completeness and accuracy; ➢ Evaluated policies and strategies adopted by the Company in relation to security of key information infrastructure, data and client information management and monitoring; ➢ Where deficiencies, if any, were identified, tested compensating controls or performed alternative procedures; and ➢ Obtained written representations from management on whether IT general controls and automated IT controls are designed and were operating effectively during the year.

INDEPENDENT AUDITOR'S REPORT *(Contd.)*

<table>
<tr><th>Key Audit Matter</th><th>How the matter was addressed in our audit</th></tr>
<tr><td colspan="2">Valuation and Impairment determination of Investments relating to ICICI Prudential Life Insurance Company Limited 31 March 2024 : ₹ 2,897,360,953 (in '000s) (31 March 2023 : ₹ 2,482,204,207 (in '000s))*
(Refer Schedule 8, Schedule 17(13))
* the amounts relating to ICICI Prudential Life Insurance Company Limited are before consolidation adjustments including intercompany eliminations, if any.</td></tr>
<tr><td>The Company's investment portfolio consists of Policyholders investments (unit linked and non- linked) and Shareholders investments. Total investment portfolio represents around 99% of the Company's total assets as at 31 March 2024.

Investments are valued in accordance with the Board approved investment policy framed by the Company as per the provisions of the Insurance Act, the IRDA Financial Statements Regulations, IRDAI (Investment) Regulations, 2016 as the applicable orders/ directions/ circulars issued by IRDAI.

Investments in unit linked portfolio of ₹ 1,648,424,014 (in '000) are valued based on observable inputs as per their accounting policy and gains/losses are recognized in Revenue account. These unit linked portfolio investments do not represent higher risk of material misstatement however, are considered to be a key audit matter due to their materiality to the standalone financial statements.

Investments in non-linked and shareholders portfolio of ₹ 1,248,936,939 (in '000) are valued as per their accounting policy, based on which:
➢ the unrealized gains/ losses arising due to changes in fair value of listed equity shares and mutual fund units are recorded in the "Fair Value Change Account" in the Balance Sheet; and
➢ debt securities and unlisted equity shares are valued at historical cost.

Further, investments in the non-linked and shareholders portfolio are assessed for impairment as per the Company's investment policy which involves significant management judgement. There is increased economic stress on account of external factors, which may impact the valuation of these investments.

Accordingly, valuation of investments (including impairment assessment) was considered to be one of the areas which required significant auditor attention and was one of the matter of most significance in the standalone financial statements.</td><td>Audit procedures for this area included but were not limited to the following:
➢ Obtained an understanding of the Company's process and controls over the valuation of investments. The understanding was obtained by performance of walkthroughs, which included inspection of documents produced by the Company and discussion with those involved in the pertinent process;
➢ Evaluated and tested the design, implementation and operating effectiveness of key controls over the valuation process, including the Company's assessment and approval of assumptions used for the valuation including key authorisation and data input controls thereof;
➢ Obtained independent external confirmations for investments as at balance sheet date from the Custodians and Depository Participants appointed by the Company to confirm the units of securities for the purpose of valuation re-computation;
➢ On a test check basis, recomputed valuation of different class of investments to assess appropriateness of valuation methodologies with reference to IRDAI Investment Regulations along with the Company's Board approved valuation policy;
➢ Examined movement and appropriateness of accounting in Fair Value Change account for specific investments. Further, in case of revaluation done for investment properties, examined the underlying valuation report for valuation for testing the reasonableness and also recomputed the movement in "Revaluation reserve".
➢ Ensured the appropriateness and reasonableness of methodology, assumptions and judgements used by management with reference to the valuation and impairment of investments as per the Company's Board approved valuation and impairment policy. Obtained third party valuation price reports as per the Company's policy as relevant and understood such methodology to conclude on the reasonableness.
➢ Obtained written representations from management on compliance of valuation of investments with the regulations and adequacy of impairment recorded for the year.</td></tr>
</table>

INDEPENDENT AUDITOR'S REPORT *(Contd.)*

The joint auditors of ICICI Lombard General Insurance Company Limited, vide their audit report dated 17 April 2024, have expressed an unmodified opinion on the financial statements. Based on consideration of their report, the following Key Audit Matter was included in the audit report.

Key Audit Matter	How the matter was addressed in our audit
Information Technology Systems and Controls (IT Controls) related to financial reporting relating to ICICI Lombard General Insurance Company Limited	
The Company is highly dependent on its complex IT architecture comprising hardware, software, multiple applications, automated interfaces and controls in systems for recording, storing and reporting financial transactions. A number of independent and inter- dependent IT systems are used by the Company for processing and recording the large volume of transactions on daily basis as part of its operations, which impacts key financial accounting and reporting items such as premium income, claims, commission expenses and investments amongst others. There exists a risk that, gaps in the IT control environment could result in the financial accounting and reporting records being materially misstated. The controls implemented by the Company in its IT environment determine the integrity, accuracy, completeness, and the validity of the data that is processed by the applications and is ultimately used for financial reporting. These controls contribute to mitigating risk of potential misstatements caused by fraud or errors. Our audit approach relies on automated controls and therefore, procedures are designed to test. Controls over IT systems, segregation of duties, interface and system application controls over key financial accounting and reporting systems. Due to, complexity and pervasive impact of the IT system and related control environment on the Company's financial statements, identified testing of such IT systems and related control environment as a key audit matter for the current year audit.	Key audit procedures included but were not limited to the following: Involvement of IT specialists to perform procedures which included, but were not limited to the following: ➢ Obtained an understanding of the Company's IT related control environment, IT applications and databases. Furthermore, conducted a risk assessment and identified IT applications, databases that are relevant for the Company's financial reporting. ➢ For the IT systems relevant to reporting of financial information, tested design and operative effectiveness of key IT general controls over the key IT systems that are critical to financial reporting. This included evaluation of entity's controls to ensure segregation of duties and access rights being provisioned/modified based on duly approved requests, access for exit cases being revoked in a timely manner and access of all users being re-certified during the period of audit. Further, controls related to program change were evaluated to verify whether the changes were approved, tested in an environment that was segregated from production and moved to production by appropriate users. Where deficiencies were identified, tested compensating controls and/or performed additional substantive audit procedures as required to mitigate any risk of material misstatement with respect to related financial statement line item. ➢ Evaluated the design and tested the operating effectiveness of critical and key automated controls within various business processes around the software systems. This included testing the integrity of system interfaces, report logic for system generated reports relevant to the audit of premium Income, commission expense, claims and Investments, for evaluating completeness and accuracy.

INDEPENDENT AUDITOR'S REPORT *(Contd.)*

Key Audit Matter	How the matter was addressed in our audit
	➢ Reviewed the Information System Audit Reports and Key audit findings of Internal Audit to assess the impact of observations and management's response if any on financial reporting. ➢ Obtained written representations from management on whether IT general controls and automated IT controls are designed and were operating effectively during the year.
Investments of ICICI Lombard General Insurance Company Limited	
The Company's investment portfolio consists of Policyholders investments and Shareholders investments. Total Investment portfolio represents 77% of the assets as at 31 March 2024 which are valued in accordance with accounting policy framed as per the extant regulatory guidelines. The valuation of all investments is as per the investment policy framed by the Company as per the requirements contained in with IRDAI (Investment) Regulations, 2016, and the IRDA Preparation of Financial Statement Regulations. The valuation methodology specified in these aforesaid regulations is applied by the Company for each class of investment which includes various measurement techniques such as amortised cost, fair value etc. The Company has a policy framework for Valuation and impairment of Investments. The Company performs an impairment review of its investments at each balance sheet date and recognizes impairment charge when the investments meet the trigger/s for impairment provision as per the criteria set out in the investment policy of the Company. Such assessment of impairment involves significant management judgment. The valuation of these investments was considered one of the matters of material significance in the financial statements due to the materiality of the total value of investments to the financial statements and thereby identified as a key audit matter for current year audit.	Audit procedures on Investments included the following: ➢ Understood Company's process and controls to ensure proper investments valuation and impairment process. ➢ Tested the design, implementation, management oversight and operating effectiveness of key controls over the valuation process of investments including impairment. ➢ Obtained independent external confirmations for investments as at balance sheet date from the Custodians and Depository Participants appointed by the Company to confirm the units of securities for the purpose of valuation re-computation. ➢ On a test check basis, recomputed valuation of different class of Investments to assess appropriateness of the valuation methodologies with reference to IRDAI Investment Regulations along with Company's own investment policy. ➢ Examined movement and appropriateness of accounting in Fair Value Change account for specific investments. ➢ Reviewed the Company's impairment policy and assessed the adequacy of its impairment charge on investments outstanding at the year end. ➢ Examined the rating downgrades by credit rating agencies and assessed the adequacy of impairments to various investments. ➢ Evaluated appropriateness and reasonableness of methodology, assumptions and judgements used by management with reference to the Company's investment valuation and impairment assessment as per policy. ➢ Obtained written representations from management on compliance of valuation of investments with the regulations and adequacy of impairment recorded for the year.

INDEPENDENT AUDITOR'S REPORT *(Contd.)*

Information Other than the Consolidated Financial Statements and Auditor's Report Thereon

6. The Holding Company's Board of Directors are responsible for the other information. The other information comprises the information included in the Annual Report but does not include the consolidated financial statements and our auditor's report thereon. The Annual Report is expected to be made available to us after that date of this auditor's report.

   Our opinion on the Consolidated Financial Statements does not cover the other information and we will not express any form of assurance conclusion thereon.

   In connection with our audit of the Consolidated Financial Statements, our responsibility is to read the other information identified above when it becomes available and, in doing so, consider whether the other information is materially inconsistent with the Consolidated Financial Statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

   When we read the Annual Report, if we conclude that there is a material misstatement therein, we are required to communicate the matter to those charged with governance and take appropriate action as applicable under the relevant laws and regulations.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

7. The Holding Company's Board of Directors are responsible for the matters stated in section 134(5) of the Act with respect to the preparation and presentation of these consolidated financial statements that give a true and fair view of the consolidated financial position, consolidated financial performance and consolidated cash flows of the Group including its associates in accordance with the accounting principles generally accepted in India, including the Accounting Standards specified under section 133 of the Act read with the Companies (Accounting Standard) Rules, 2021, provisions of Section 29 of the Banking Regulation Act, 1949 and circulars and guidelines issued by the Reserve Bank of India ('RBI') from time to time ('RBI guidelines'). The respective Board of Directors of the Holding Company and the subsidiary companies included in the Group and of its associate companies are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act and the RBI guidelines for safeguarding of the assets of the Group and of its associates and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring accuracy and completeness of the accounting records, relevant to the preparation and presentation of the consolidated financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of the consolidated financial statements by the Management and Directors of the Bank, as aforesaid.

8. In preparing the consolidated financial statements, the respective Board of Directors of the companies included in the Group and of its associates are responsible for assessing the ability of the respective companies included in the Group and of its associates to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Board of Directors either intends to liquidate the companies included in the Group and its associates or to cease operations, or has no realistic alternative but to do so.

9. The respective Board of Directors of the companies included in the Group and of its associates are also responsible for overseeing the financial reporting process of the subsidiary companies included in the Group and of its associates.

INDEPENDENT AUDITOR'S REPORT *(Contd.)*

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

10. Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

11. As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

    - Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;

    - Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the Bank has adequate internal financial controls with reference to consolidated financial statements in place and the operating effectiveness of such controls;

    - Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Management;

    - Conclude on the appropriateness of Management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group and its associates to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group and its associates to cease to continue as a going concern;

    - Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation;

    - Obtain sufficient appropriate audit evidence regarding the financial information of the entities within the Group and its associates to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the audit of the financial statements of such entities included in the consolidated financial statements of which we are the independent auditors. For the other entities included in the consolidated financial statements, which have been audited by other auditors, such other auditors remain responsible for the direction, supervision and performance of the audits carried out by them. We remain solely responsible for our audit opinion.

12. We communicate with those charged with governance of the Bank and such other entities included in the consolidated financial statements of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

13. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

14. From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current year and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Other Matters

15. The joint statutory auditors of ICICI Prudential Life Insurance Company Limited ('ICICI Life'), vide their audit report dated 23 April 2024 have expressed an unmodified opinion and have reported in the 'Other Matter' section that 'The actuarial valuation of liabilities for life policies in force and policies in respect of which premium has been discontinued but liability exists as at 31 March 2024 is the responsibility of the Company's Appointed Actuary (the "Appointed Actuary"). The actuarial valuation of these liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists as at 31 March 2024 has been duly certified by the Appointed Actuary and in his opinion, the assumptions for such valuation are in accordance with the guidelines and norms issued by the IRDAI and the Institute of Actuaries of India in concurrence with the Authority. Accordingly, the joint auditors have relied upon the Appointed Actuary's certificate in this regard for forming their opinion on the valuation of liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists in the standalone financial statements of the Company'. Our opinion is not modified in respect of this matter based on the opinion expressed by the joint statutory auditors of ICICI Life.

16. The joint statutory auditors of ICICI Lombard General Insurance Company Limited ('ICICI General'), vide their audit report dated 17 April 2024, have expressed an unmodified opinion and have reported in the 'Other Matter' section that, 'The actuarial valuation of liabilities in respect of Incurred But Not Reported ('IBNR'), Incurred But Not Enough Reported ('IBNER') and the Premium Deficiency Reserve ('PDR') is the responsibility of the Company's Appointed Actuary (the 'Appointed Actuary'). The actuarial valuation of these liabilities, that are estimated using statistical methods as at 31 March 2024 has been duly certified by the Appointed Actuary and in his opinion, the assumptions considered by him for such valuation are in accordance with the guidelines and norms issued by the IRDAI and the Institute of Actuaries of India in concurrence with IRDAI. The joint auditors have relied upon the Appointed Actuary's certificate in this regard for forming their opinion on the valuation of liabilities for outstanding claims reserves and the PDR contained exists in the financial statements of the Company'. Our opinion is not modified in respect of this matter based on the opinion expressed by the joint statutory auditors of ICICI General.

17. We did not audit the financial Statement of sixteen subsidiaries (including ICICI Lombard General Insurance Company Limited from 29 February 2024 and I-Process Services (India) Private Limited from 20 March 2024), whose financial statements reflect total assets of ₹ 4,689,114,347 (in '000s) (before consolidation adjustments) as at 31 March 2024, total revenue of ₹ 713,613,428 (in '000s) (before consolidation adjustments), total net profit after tax of ₹ 57,346,248 (in '000s) (before consolidation adjustments) and total cash inflows (net) of ₹ 51,998,091 (in '000s) for the year ended 31 March 2024, which have been audited by their respective independent auditors. The consolidated financial statement includes the Group's share of net profit of ₹ 10,493,322 (in '000s) (before consolidation adjustments) for year ended 31 March 2024 in respect of five associates (including ICICI Lombard General Insurance Company Limited till 28 February 2024 and I-Process Services (India) Private Limited till 19 March 2024) whose financial statements have not been audited by us. These financial statements have been audited by other auditors whose reports have been furnished to us by the management and our opinion on the Consolidated Financial Statements, in so far as it relates to the amounts and disclosures included in respect of these subsidiaries and associates, and our report

INDEPENDENT AUDITOR'S REPORT *(Contd.)*

in terms of section 143(3) of the Act, in so far as it relates to the aforesaid subsidiaries and associates, is based solely on the reports of the other auditors. Further, of these subsidiaries, two subsidiaries are located outside India whose financial statements have been prepared in accordance with accounting principles generally accepted in their respective country and which have been audited by their respective auditors under generally accepted auditing standards applicable in their respective countries. Our audit report in so far as it relates to the balances and affairs of such subsidiaries located outside India, is based on the report of other auditors. According to the information and explanations given to us by the management, the financial statements of these subsidiaries are not material to the Group. Our opinion is not modified in respect of these matters.

18. Further, one subsidiary company whose financial statement reflects total assets of ₹ 167,418 (in '000s) (before consolidation adjustments) as at 31 March 2024 and total revenues of ₹ 8,842 (in '000s) (before consolidation adjustments) and total net profit after tax of ₹ 7,601 (in '000s) (before consolidation adjustments) for the year ended 31 March 2024 respectively and the total cash inflows (net) of ₹ 33 (in '000s) for the year ended 31 March 2024, as considered in the Statement has been audited by M S K A & Associates, one of the joint auditors of the Bank. Accordingly, the conclusion of KKC & Associates LLP (formerly Khimji Kunverji & Co LLP), the other joint auditor of the Bank, in so far as it relates to the amounts and disclosures included in respect of this subsidiary, is based solely on the audit report issued by the joint auditors of the subsidiary company and the procedures performed as stated in paragraph 11 above. Our opinion is not modified in respect of these matters.

19. We did not audit the financial Statement of one subsidiary, whose financial statements reflect total assets of ₹ 361,001,808 (in '000s) (before consolidation adjustments), total revenue of ₹ 19,330,122 (in '000s) (before consolidation adjustments), total net profit after tax of ₹ 4,500,705 (in '000s) (before consolidation adjustments) and total cash inflows (net) of ₹ (2,439,495) (in '000s) for the year ended 31 March 2024. Further, this subsidiary is located outside India whose financial statements have been prepared in accordance with accounting principles generally accepted in their respective country. The Statement also includes the Group's share of net profit of ₹ 244,338 (in '000s) (before consolidation adjustments) for the year ended 31 March 2024 respectively in respect of three associates whose financial statements have not been audited. These financial statements / financial information are unaudited and have been furnished to us by the management and our opinion on the Consolidated Financial Statements, in so far as it relates to the amounts and disclosures included in respect of these subsidiaries and associates and our report in terms of section 143(3) of the Act in so far as it relates to the aforesaid subsidiaries and associates, is based solely on such unaudited financial statements / financial information. In our opinion and according to the information and explanations given to us by the Management, this financial statements / financial information are not material to the Group. Our opinion is not modified in respect of these matters.

20. Our opinion on the Consolidated Financial Statements, and our report on Other Legal and Regulatory Requirements below, is not modified in respect of the above matters with respect to our reliance on the work done and the reports of the other auditors and the financial statements / financial information certified by the management.

Report on Other Legal and Regulatory Requirements

21. The Consolidated Balance Sheet and the Consolidated Profit and Loss Account have been drawn up in accordance with the provisions of section 29 of the Banking Regulation Act, 1949 and section 133 of the Act and the relevant rules issued thereunder.

22. In our opinion and according to the information and explanation given to us and based on reports of the statutory auditors of such subsidiary companies and associates companies incorporated in India which were not audited by us, the remuneration paid during the current year by the subsidiaries and associate companies incorporated in India to its directors is in accordance with the provisions of and the limits laid down under section 197 read with Schedule V of the Act. Further, for three associates, as referred to in paragraph 19 above, whose financial statements/information have not been audited, in absence of reporting of such entities with respect to compliance of

INDEPENDENT AUDITOR'S REPORT *(Contd.)*

the provisions of section 197 read with Schedule V of the Act during the year ended 31 March 2024, we are unable to comment on such compliance for the said entities as required to be reported by us under section 197(16) of the Act. Further, since the Holding Company is a banking company, as defined under Banking Regulation Act, 1949, the reporting under section 197(16) in relation to whether the remuneration paid by the Bank is in accordance with the provisions of section 197 of the Act and whether any excess remuneration has been paid in accordance with the aforesaid section, is not applicable.

23. As required by Section 143(3) of the Act, based on our audit and on the consideration of report of the other auditor on separate financial statements and the other financial information of the subsidiaries and associates we report, to the extent applicable, that:

    a. We have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit of the aforesaid consolidated financial statements.

    b. In our opinion, proper books of account as required by law relating to preparation of the aforesaid consolidated financial statements have been kept so far as it appears from our examination of those books and the reports of the other auditors except the matters stated in the paragraph 23(h)(vi) below relating to the general insurance subsidiary on reporting under Rule 11(g) of the Companies (Audit and Auditors) Rules, 2014.

    c. The Consolidated Balance Sheet, the Consolidated Profit and Loss Account, and the Consolidated Cash Flow Statement dealt with by this Report are in agreement with the relevant books of account maintained for the purpose of preparation of the consolidated financial statements.

    d. In our opinion, the aforesaid consolidated financial statements comply with the Accounting Standards specified under Section 133 of the Act read with relevant rules issued thereunder, to the extent they are not inconsistent with the guidelines prescribed by RBI.

    e. The observation relating to the maintenance of accounts and other matters connected therewith relating to the general insurance subsidiary as stated in the paragraph 23(b) above on reporting under Section 143(3)(b) of the Act and paragraph 23(h)(vi) below on reporting under Rule 11(g) of the Companies (Audit and Auditors) Rules, 2014.

    f. On the basis of the written representations received from the directors of the Bank as on 31 March 2024 taken on record by the Board of Directors of the Bank and the reports of the statutory auditors of its subsidiary companies and associate companies incorporated in India, none of the directors of the Group companies and its associate companies incorporated in India are disqualified as on 31 March 2024 from being appointed as a director in terms of Section 164 (2) of the Act.

    g. With respect to the adequacy of internal financial controls with reference to consolidated financial statements of the Group and its associates and the operating effectiveness of such controls, refer to our separate report in "Annexure A".

    h. With respect to the other matters to be included in the Auditor's Report in accordance with Rule 11 of the Companies (Audit and Auditor's) Rules, 2014 as amended, in our opinion and to the best of our information and according to the explanations given to us based on our audit and on the consideration of report of the other auditor on separate financial statements of such subsidiaries and associates as noted in the 'Other Matters' paragraph:

        i. The consolidated financial statements disclose the impact of pending litigations as at 31 March 2024 on the consolidated financial position of the Group and its associates. (Refer Schedule 12, Schedule 17(11) and Schedule 18(6) to the consolidated financial statements)

INDEPENDENT AUDITOR'S REPORT *(Contd.)*

ii. Provision has been made in the consolidated financial statements as at 31 March 2024, as required under the applicable law or accounting standards, for material foreseeable losses, if any, on long-term contracts including derivative contracts – (Refer Schedule 17(11) and Schedule 18(6) to the consolidated financial statements), in respect of such items as it relates to the Group and its associates and the Group's share of net profit in respect of its associates.

iii. There has been no delay in transferring amounts, required to be transferred, to the Investor Education and Protection Fund by the Bank and its subsidiary companies, associate companies incorporated in India.

iv. (1) The respective Managements of the Bank, subsidiaries and its associates which are companies incorporated in India whose financial statements have been audited under the Act have represented to us, and the other auditors of such subsidiaries and associates respectively that, to the best of their knowledge and belief, as disclosed in schedule 18(16) to the consolidated financial statements, no funds (which are material either individually or in the aggregate) have been advanced or loaned or invested (either from borrowed funds or share premium or any other sources or kind of funds) by the Bank or any of such subsidiaries and associates to or in any other person(s) or entity(ies), including foreign entities ('Intermediaries'), with the understanding, whether recorded in writing or otherwise, that the Intermediary shall, directly or indirectly, lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Bank or any of such subsidiaries and associates ('Ultimate Beneficiaries') or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries;

(2) The respective Managements of the Bank, its subsidiaries and associate which are companies incorporated in India whose financial statements have been audited under the Act have represented to us and the other auditors of such subsidiaries and associates respectively that, as disclosed in schedule 18(16) to the consolidated financial statements, to the best of their knowledge and belief, no funds (which are material either individually or in the aggregate) have been received by the Company or any of such subsidiaries and associates from any person(s) or entity(ies), including foreign entities ('Funding Parties'), with the understanding, whether recorded in writing or otherwise, that the Bank or any of such subsidiaries and associates shall, directly or indirectly, lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Funding Party ('Ultimate Beneficiaries') or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries.

(3) Based on the audit procedures, that which we have has been considered reasonable and appropriate in the circumstances, performed by us and those performed by the auditors of the subsidiaries and associates which are companies incorporated in India whose financial statements have been audited under the Act, nothing has come to our or other auditor's notice that has caused us or the other auditors to believe that the representations under sub-clause (1) and (2) of Rule 11 (e) contain any material misstatement.

v. In our opinion and according to the information and explanations given to us, the dividend declared and / or paid during the year the Group and its associates is in compliance with Section 123 of the Act.

vi. Based on our examination, which included test checks, and that performed by the respective auditors of the subsidiaries and associates which are companies incorporated in India whose financial statements have been audited under the Act, except for the instances mentioned below, the Bank, subsidiaries and associates have used an accounting software for maintaining its books of account which has a feature of recording audit trail (edit log) facility and the same has operated throughout the year for all relevant transactions recorded in the software. Further, during the course of our audit, we and respective auditors of the above referred subsidiaries and associates did not come across any instance of audit trail feature being tampered with.

INDEPENDENT AUDITOR'S REPORT *(Contd.)*

In respect of the general insurance subsidiary, the auditors have reported that they were not able to test the audit trail feature for one accounting software used for maintaining policy and claim records related to the insurance business demerged from Bharti Axa General Insurance Company Limited, since its usage was discontinued w.e.f. 31 October 2023 and another accounting software which is used for maintenance of commission and reinsurance records at the database level where the audit trail feature was enabled w.e.f. 15 March 2024.

For M S K A & Associates
Chartered Accountants
ICAI Firm Registration No. 105047W

Tushar Kurani
Partner
Membership Number.: 118580
UDIN: 24118580BKFLYB7746

Place: Mumbai
Date: 27 April 2024

For KKC & Associates LLP
Chartered Accountants
(Formerly Khimji Kunverji & Co LLP)
ICAI Firm Registration No.105146W/W100621

Vinit Jain
Partner
Membership Number.: 145911
UDIN: 24145911BKFXMQ1407

Place: Mumbai
Date: 27 April 2024

Annexure A to the Independent Auditors' Report on the Consolidated Financial Statements Of ICICI Bank Limited for the year ended 31 March 2024

(Referred to in paragraph "23g" under 'Report on Other Legal and Regulatory Requirements' section of our report of even date)

Report on the Internal Financial Controls with reference to the aforesaid Consolidated Financial Statements under Clause (i) of Sub-section 3 of Section 143 of the Companies Act, 2013 ("the Act")

Opinion

1. In conjunction with our audit of the consolidated financial statements of the Bank as of and for the year ended 31 March 2024, we have audited the internal financial controls with reference to consolidated financial statements of ICICI Bank Limited ("the Holding Company") and its subsidiary companies and its associate companies, which are companies incorporated in India, as of that date.

2. In our opinion, and based on the consideration of the reports of the other auditors on internal financial controls with reference to the consolidated financial statements, to the best of our information and according to the explanations given to us, the Holding Company, its subsidiary companies and its associate companies, which are companies incorporated in India, have, in all material respects, an adequate internal financial controls with reference to consolidated financial statements and such internal financial controls with reference to consolidated financial statements were operating effectively as at 31 March 2024, based on the internal control with reference to consolidated financial statements criteria established by the respective companies considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the Institute of Chartered Accountants of India ("the ICAI").

Responsibilities of Management and Those Charged with Governance for Internal Financial Controls

3. The respective Board of Directors of the Holding Company, its subsidiary companies and its associate companies, to whom reporting under clause (i) of sub-section 143 of the Act in respect of adequacy of the internal control with reference to financial statements is applicable, which are companies incorporated in India, are responsible for establishing and maintaining internal financial controls based on the internal control with reference to consolidated financial statements criteria established by the respective companies considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls over Financial Reporting ('the Guidance Note') issued by the ICAI. These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to the respective Bank's policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Act.

Auditor's Responsibility for the Audit of the Internal Financial Controls with Reference to Consolidated Financial Statements

4. Our responsibility is to express an opinion on the internal financial controls with reference to consolidated financial statements of the Holding Company, its subsidiary companies and its associate companies, which are companies incorporated in India, based on our audit. We conducted our audit in accordance with the Guidance Note issued by the ICAI and the Standards on Auditing prescribed under Section 143(10) of the Act, to the extent applicable to an audit of internal financial controls. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls with reference to consolidated financial statements were established and maintained and if such controls operated effectively in all material respects.

5. Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls with reference to consolidated financial statements and their operating effectiveness. Our audit of internal financial controls with reference to consolidated financial statements included obtaining an understanding of such internal financial controls with reference to consolidated financial statements, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.

Annexure A *(Contd.)*

6. We believe that the audit evidence we have obtained and the audit evidence obtained by the other auditors in terms of their reports referred to in the Other Matters paragraph below, is sufficient and appropriate to provide a basis for our audit opinion on the internal financial controls with reference to consolidated financial statements of the Holding Company, its subsidiary companies and its associate companies, which are companies incorporated in India.

Meaning of Internal Financial Controls with Reference to the Consolidated Financial Statements

7. A Bank's internal financial control with reference to the consolidated financial statements is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A Bank's internal financial control with reference to consolidated financial statements includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Bank are being made only in accordance with authorizations of management and directors of the Bank; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Bank's assets that could have a material effect on the consolidated financial statements.

Inherent Limitations of Internal Financial Controls with Reference to the Consolidated Financial Statements

8. Because of the inherent limitations of internal financial controls with reference to consolidated financial statements, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls with reference to consolidated financial statements to future periods are subject to the risk that the internal financial controls with reference to consolidated financial statements may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Other Matters

9. The auditors of ICICI Prudential Life Insurance Company Limited have reported, 'The actuarial valuation of liabilities for life policies in force and policies in respect of which premium has been discontinued but liability exists as at 31 March 2024 has been certified by the Appointed Actuary as per the IRDA Financial Statements Regulations, and has been relied upon by us, as mentioned in "Other Matters" of our audit report on the standalone financial statements for the year ended 31 March 2024. Accordingly, our opinion on the internal financial controls with reference to standalone financial statements does not include reporting on the design and operating effectiveness of the management's internal controls over the valuation and accuracy of the aforesaid actuarial valuation'.

10. The auditors of ICICI Lombard General Insurance Company Limited have reported, 'The actuarial valuation of liabilities in respect of Incurred But Not Reported (the "IBNR"), Incurred But Not Enough Reported (the "IBNER") and Premium Deficiency Reserve (the "PDR") is the responsibility of the Company's Appointed Actuary (the "Appointed Actuary"). The actuarial valuation of these liabilities, that are estimated using statistical methods as at 31 March 2024 has been duly certified by the Appointed Actuary and in his opinion, the assumptions considered by him for such valuation are in accordance with the guidelines and norms issued by the IRDAI and the Institute of Actuaries of India in concurrence with the IRDAI. The said actuarial valuations of liabilities for outstanding claims reserves and the PDR have been relied upon by us as mentioned in Other Matters paragraph in our Audit Report on the financial statements for the year ended 31 March 2024. Accordingly, our opinion on the internal financial controls with reference to financial statements does not include reporting on the adequacy and operating effectiveness of the internal controls over the valuation and accuracy of the aforesaid actuarial liabilities'.

Annexure A *(Contd.)*

11. Our aforesaid report under Section 143(3)(i) of the Act on the adequacy and operating effectiveness of the internal financial controls system with reference to the Consolidated Financial Statements in so far as it relates to twelve subsidiary companies and one associate company, which are companies incorporated in India, is based on the corresponding reports of the auditors of such subsidiaries and associates incorporated in India. Our opinion is not modified in respect of the matters with respect to our reliance on the work done by and on the reports of the other auditors.

For M S K A & Associates
Chartered Accountants
ICAI Firm Registration No. 105047W

Tushar Kurani
Partner
Membership Number.: 118580
UDIN: 24118580BKFLYB7746

Place: Mumbai
Date: 27 April 2024

For KKC & Associates LLP
Chartered Accountants
(Formerly Khimji Kunverji & Co LLP)
ICAI Firm Registration No.105146W/W100621

Vinit Jain
Partner
Membership Number.: 145911
UDIN: 24145911BKFXMQ1407

Place: Mumbai
Date: 27 April 2024

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

CONSOLIDATED BALANCE SHEET

at March 31, 2024

₹ in '000s

	Schedule	At 31.03.2024	At 31.03.2023
CAPITAL AND LIABILITIES			
Capital	1	**14,046,790**	13,967,750
Employees stock options outstanding	1A	**14,053,180**	7,608,859
Reserves and surplus	2	**2,533,338,376**	2,123,401,284
Minority interest	2A	**138,884,162**	66,867,526
Deposits	3	**14,435,799,524**	12,108,321,521
Borrowings	4	**2,074,280,008**	1,890,618,073
Liabilities on policies in force		**2,813,183,300**	2,388,673,665
Other liabilities and provisions	5	**1,617,044,935**	985,446,292
TOTAL CAPITAL AND LIABILITIES		**23,640,630,275**	**19,584,904,970**
ASSETS			
Cash and balances with Reserve Bank of India	6	**899,430,231**	686,489,413
Balances with banks and money at call and short notice	7	**728,258,795**	678,075,515
Investments	8	**8,271,625,050**	6,395,519,671
Advances	9	**12,607,762,029**	10,838,663,147
Fixed assets	10	**132,402,763**	109,690,036
Other assets	11	**976,409,788**	875,453,870
Goodwill on consolidation		**24,741,619**	1,013,318
TOTAL ASSETS		**23,640,630,275**	**19,584,904,970**
Contingent liabilities	12	**57,578,163,337**	50,359,511,032
Bills for collection		**1,007,917,603**	864,576,684
Significant accounting policies and notes to accounts	17 & 18		

The Schedules referred to above form an integral part of the Consolidated Balance Sheet.

As per our Report of even date.

For M S K A & Associates
Chartered Accountants
ICAI Firm Registration no.: 105047W

Tushar Kurani
Partner
Membership no.: 118580

For KKC & Associates LLP
Chartered Accountants
ICAI Firm Registration no.:
105146W/W100621

Vinit Jain
Partner
Membership no.: 145911

Mumbai
April 27, 2024

For and on behalf of the Board of Directors

Girish Chandra Chaturvedi
Chairman
DIN-00110996

Uday M. Chitale
Director
DIN-00043268

Sandeep Bakhshi
Managing Director & CEO
DIN-00109206

Rakesh Jha
Executive Director
DIN-00042075

Sandeep Batra
Executive Director
DIN-03620913

Ajay Kumar Gupta
Executive Director
DIN-07580795

Anindya Banerjee
Group Chief Financial Officer

Prachiti Lalingkar
Company Secretary

Rajendra Khandelwal
Chief Accountant

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

CONSOLIDATED PROFIT AND LOSS ACCOUNT

for the year ended March 31, 2024

₹ in '000s

		Schedule	Year ended 31.03.2024	Year ended 31.03.2023
I.	**INCOME**			
	Interest earned	13	**1,595,159,252**	1,210,668,098
	Other income	14	**765,218,020**	651,119,912
	TOTAL INCOME		**2,360,377,272**	**1,861,788,010**
II.	**EXPENDITURE**			
	Interest expended	15	**741,081,627**	505,433,879
	Operating expenses	16	**977,827,922**	824,390,232
	Provisions and contingencies (refer note 18.6)		**191,400,276**	187,333,629
	TOTAL EXPENDITURE		**1,910,309,825**	**1,517,157,740**
III.	**PROFIT/(LOSS)**			
	Net profit for the year (before share in profit of associates and minority interest)		**450,067,447**	344,630,270
	Add: Share of profit in associates		**10,737,680**	9,982,876
	Net profit for the year before minority interest		**460,805,127**	354,613,146
	Less: Minority interest		**18,241,392**	14,246,738
	Net profit for the year after minority interest		**442,563,735**	340,366,408
	Profit brought forward		**656,386,769**	508,988,514
	TOTAL PROFIT/(LOSS)		**1,098,950,504**	**849,354,922**
IV.	**APPROPRIATIONS/TRANSFERS**			
	Transfer to Statutory Reserve		**102,221,000**	79,742,000
	Transfer to Capital Reserve		**332,500**	878,200
	Transfer to/(from) Investment Fluctuation Reserve		**9,927,900**	1,043,810
	Transfer to Special Reserve		**31,353,000**	26,254,000
	Transfer to/(from) Revenue and other reserves		**872,340**	50,255,680
	Dividend paid during the year		**55,985,964**	34,794,463
	Balance carried over to balance sheet		**898,257,800**	656,386,769
	TOTAL		**1,098,950,504**	**849,354,922**
Significant accounting policies and notes to accounts		17 & 18		
Earnings per share (refer note 18.1)				
	Basic (₹)		**63.19**	48.86
	Diluted (₹)		**61.96**	47.84
Face value per share (₹)			**2.00**	2.00

The Schedules referred to above form an integral part of the Consolidated Profit and Loss Account.

As per our Report of even date.

For and on behalf of the Board of Directors

For M S K A & Associates
Chartered Accountants
ICAI Firm Registration no.: 105047W

Girish Chandra Chaturvedi
Chairman
DIN-00110996

Uday M. Chitale
Director
DIN-00043268

Sandeep Bakhshi
Managing Director & CEO
DIN-00109206

Tushar Kurani
Partner
Membership no.: 118580

Rakesh Jha
Executive Director
DIN-00042075

Sandeep Batra
Executive Director
DIN-03620913

Ajay Kumar Gupta
Executive Director
DIN-07580795

For KKC & Associates LLP
Chartered Accountants
ICAI Firm Registration no.:
105146W/W100621

Anindya Banerjee
Group Chief Financial Officer

Prachiti Lalingkar
Company Secretary

Rajendra Khandelwal
Chief Accountant

Vinit Jain
Partner
Membership no.: 145911

Mumbai
April 27, 2024

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

CONSOLIDATED CASH FLOW STATEMENT

for the year ended March 31, 2024

₹ in '000s

		Year ended 31.03.2024	Year ended 31.03.2023
Cash flow from/(used in) operating activities			
Profit/(loss) before taxes		**596,839,961**	458,300,782
Adjustments for:			
Depreciation and amortisation		**19,958,856**	16,351,038
Net (appreciation)/depreciation on investments		**16,172,037**	27,053,455
Provision in respect of non-performing and other assets		**9,635,716**	(3,653,501)
General provision for standard assets		**11,658,491**	4,898,941
Provision for contingencies & others		**8,780,202**	54,236,861
(Profit)/loss on sale of fixed assets		**(144,093)**	(542,579)
Employees stock options expense		**7,029,081**	5,180,508
	(i)	**669,930,251**	**561,825,505**
Adjustments for:			
(Increase)/decrease in investments		**167,355,354**	(158,286,285)
(Increase)/decrease in advances		**(1,782,646,848)**	(1,638,931,648)
Increase/(decrease) in deposits		**2,329,930,107**	1,194,663,589
(Increase)/decrease in other assets		**18,818,794**	(165,971,353)
Increase/(decrease) in other liabilities and provisions		**302,893,172**	277,742,529
	(ii)	**1,036,350,579**	**(490,783,168)**
Refund/(payment) of direct taxes	(iii)	**(133,436,047)**	**(108,754,258)**
Net cash flow from/(used in) operating activities (i)+(ii)+(iii)	(A)	**1,572,844,783**	**(37,711,921)**
Cash flow from/(used in) investing activities			
Purchase of fixed assets		**(36,785,464)**	(24,676,808)
Proceeds from sale of fixed assets		**698,893**	2,874,176
(Purchase)/sale of held to maturity securities		**(1,423,224,353)**	(658,250,590)
Net cash flow from/(used in) investing activities	(B)	**(1,459,310,924)**	**(680,053,222)**
Cash flow from/(used in) financing activities			
Proceeds from issue of share capital (including ESOPs)		**11,708,675**	9,420,691
Proceeds from long-term borrowings		**391,968,191**	417,361,966
Repayment of long-term borrowings		**(391,468,771)**	(268,917,978)
Net proceeds/(repayment) of short-term borrowings		**181,423,005**	124,836,960
Dividend paid		**(55,985,964)**	(34,794,463)
Net cash flow from/(used in) financing activities	**(C)**	**137,645,136**	**247,907,176**
Effect of exchange fluctuation on translation reserve	**(D)**	**4,234,435**	**3,163,063**
Net increase/(decrease) in cash and cash equivalents (A) + (B) + (C) + (D)		**255,413,430**	**(466,694,904)**

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

CONSOLIDATED CASH FLOW STATEMENT

for the year ended March 31, 2024 *(Contd.)*

₹ in '000s

		Year ended 31.03.2024	Year ended 31.03.2023
Cash and cash equivalents at beginning of the year		**1,364,564,928**	**1,831,259,832**
Add: Addition of ICICI Lombard General Insurance Company Limited and I-Process Services (India) Private Limited as a subsidiary in consolidation during the year		**7,710,668**	-
Cash and cash equivalents at end of the year		**1,627,689,026**	**1,364,564,928**

1. *Cash and cash equivalents include cash in hand, foreign currency notes, balances with RBI, balances with other banks and money at call and short notice.*

As per our Report of even date.

For M S K A & Associates
Chartered Accountants
ICAI Firm Registration no.: 105047W

Tushar Kurani
Partner
Membership no.: 118580

For KKC & Associates LLP
Chartered Accountants
ICAI Firm Registration no.:
105146W/W100621

Vinit Jain
Partner
Membership no.: 145911

Mumbai
April 27, 2024

For and on behalf of the Board of Directors

Girish Chandra Chaturvedi
Chairman
DIN-00110996

Uday M. Chitale
Director
DIN-00043268

Sandeep Bakhshi
Managing Director & CEO
DIN-00109206

Rakesh Jha
Executive Director
DIN-00042075

Sandeep Batra
Executive Director
DIN-03620913

Ajay Kumar Gupta
Executive Director
DIN-07580795

Anindya Banerjee
Group Chief Financial Officer

Prachiti Lalingkar
Company Secretary

Rajendra Khandelwal
Chief Accountant

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Balance Sheet

₹ in '000s

	At 31.03.2024	At 31.03.2023
SCHEDULE 1 - CAPITAL		
Authorised capital		
12,500,000,000 equity shares of ₹ 2 each (March 31, 2023: 12,500,000,000 equity shares of ₹ 2 each)	**25,000,000**	**25,000,000**
Equity share capital		
Issued, subscribed and paid-up capital		
6,982,815,731 equity shares of ₹ 2 each (March 31, 2023: 6,948,771,375 equity shares)	**13,965,631**	13,897,543
Add: 39,519,912 equity shares of ₹ 2 each (March 31, 2023: 34,044,356 equity shares) issued during the year	**79,040**	68,088
	14,044,671	**13,965,631**
Add: Forfeited equity shares[1]	**2,119**	2,119
TOTAL CAPITAL	**14,046,790**	**13,967,750**

1. *On account of forfeiture of 266,089 equity shares of ₹ 10 each.*

₹ in '000s

	At 31.03.2024	At 31.03.2023
SCHEDULE 1A - EMPLOYEES STOCK OPTIONS OUTSTANDING		
Opening balance	**7,608,859**	2,664,141
Additions during the year[1]	**7,028,323**	5,172,383
Deductions during the year[2]	**(584,002)**	(227,665)
Closing balance	**14,053,180**	**7,608,859**

1. *Represents cost of employee stock options/units recognised during the year.*
2. *Represents amount transferred to securities premium on account of exercise of employee stock options and to general reserve on lapses of employee stock options.*

₹ in '000s

	At 31.03.2024	At 31.03.2023
SCHEDULE 2 - RESERVES AND SURPLUS		
I. Statutory reserve		
Opening balance	**435,778,519**	356,036,519
Additions during the year	**102,221,000**	79,742,000
Deductions during the year	**-**	-
Closing balance	**537,999,519**	**435,778,519**
II. Special Reserve		
Opening balance	**160,232,000**	133,978,000
Additions during the year	**31,353,000**	26,254,000
Deductions during the year	**-**	-
Closing balance	**191,585,000**	**160,232,000**
III. Securities premium		
Opening balance	**507,229,514**	497,645,058
Additions during the year[1]	**12,206,924**	9,584,456
Deductions during the year	**-**	-

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Balance Sheet *(Contd.)*

₹ in '000s

		At 31.03.2024	At 31.03.2023
	Closing balance	**519,436,438**	**507,229,514**
IV.	**Investment reserve account**		
	Opening balance	**-**	-
	Additions during the year	**-**	-
	Deductions during the year	**-**	-
	Closing balance	**-**	**-**
V.	**Investment fluctuation reserve[2]**		
	Opening balance	**21,758,809**	20,714,999
	Additions during the year	**9,927,900**	1,043,810
	Deductions during the year	**-**	-
	Closing balance	**31,686,709**	**21,758,809**
VI.	**Capital reserve**		
	Opening balance	**150,662,553**	149,784,353
	Additions during the year[3]	**690,995**	878,200
	Deductions during the year	**-**	-
	Closing balance[4]	**151,353,548**	**150,662,553**
VII.	**Capital redemption reserve**		
	Opening balance	**3,500,000**	3,500,000
	Additions during the year	**-**	-
	Deductions during the year	**-**	-
	Closing balance	**3,500,000**	**3,500,000**
VIII.	**Foreign currency translation reserve**		
	Opening balance	**15,594,494**	12,431,431
	Additions during the year[5]	**4,234,435**	3,163,063
	Deductions during the year	**-**	-
	Closing balance	**19,828,929**	**15,594,494**
IX.	**Revaluation reserve**		
	Opening balance	**30,918,416**	32,284,975
	Additions during the year[6]	**1,174,473**	839,517
	Deductions during the year[7]	**(980,148)**	(2,206,076)
	Closing balance	**31,112,741**	**30,918,416**
X.	**Revenue and other reserves**		
	Opening balance	**141,340,210**	88,597,221
	Additions during the year	**7,381,788**	52,798,858
	Deductions during the year	**(144,306)**	(55,869)
	Closing balance[8,9,10]	**148,577,692**	**141,340,210**
XI.	**Balance in profit and loss account**	**898,257,800**	**656,386,769**
	TOTAL RESERVES AND SURPLUS	**2,533,338,376**	**2,123,401,284**

1. *Includes ₹ 12,206.2 million (March 31, 2023 : ₹ 9,576.3 million) on exercise of employee stock options.*
2. *Represents amount transferred by the Bank to Investment Fluctuation Reserve (IFR) on net profit on sale of AFS and HFT investments during the period. The amount not less than the lower of net profit on sale of AFS and HFT category investments during the period or net profit for the period less mandatory appropriations is required to be transferred to IFR, until the amount of IFR is at least 2% of the HFT and AFS portfolio.*

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Balance Sheet *(Contd.)*

3. Represents appropriations made by the Bank for profit on sale of investments in held-to-maturity category and profit on sale of land and buildings, net of taxes and transfer to statutory reserve.

4. Includes capital reserve on initial/subsequent investment on subsidiaries and associates amounting to ₹ 437.6 million (March 31, 2023: ₹ 79.1 million).

5. Includes transfer of accumulated translation loss of ₹ 3,396.6 million related to closure of Bank's Offshore Banking Unit, SEEPZ Mumbai, to profit and loss account in terms of Accounting Standard 11 - The Effects of Changes in Foreign Exchange Rates.

6. Represents gain on revaluation of premises carried out by the Bank and ICICI Home Finance Company Limited.

7. Includes amount transferred from revaluation reserve to general reserve on account of incremental depreciation charge on revaluation and revaluation surplus on premises sold. Also includes the amount of loss on revaluation of certain assets which were held for sale.

8. Includes ₹ 6,841.3 million towards fair value change account of insurance subsidiaries (March 31, 2023: ₹ 1,435.9 million).

9. Includes unrealised profit/(loss), net of tax, of ₹ 20.1 million (March 31, 2023: ₹ 161.5 million) pertaining to the investments in the available-for-sale category of ICICI Bank UK PLC.

10. Includes unrealised profit/(loss) pertaining to the investments of venture capital funds.

₹ in '000s

	At 31.03.2024	At 31.03.2023
SCHEDULE 2A - MINORITY INTEREST		
Opening minority interest	**66,867,526**	59,808,935
Subsequent increase/(decrease) during the year[1]	**72,016,636**	7,058,591
CLOSING MINORITY INTEREST	**138,884,162**	**66,867,526**

1. At March 31, 2024, includes minority interest relating to ICICI Lombard General Insurance Company Limited amounting to ₹ 63,102.1 million on becoming a subsidiary.

₹ in '000s

				At 31.03.2024	At 31.03.2023
SCHEDULE 3 - DEPOSITS					
A.	**I.**	Demand deposits			
		i)	From banks	**47,613,641**	49,978,962
		ii)	From others	**1,940,571,390**	1,608,349,299
	II.	Savings bank deposits		**4,060,887,215**	3,848,298,564
	III.	Term deposits			
		i)	From banks	**208,627,693**	113,475,314
		ii)	From others	**8,178,099,585**	6,488,219,382
TOTAL DEPOSITS				**14,435,799,524**	**12,108,321,521**
B.	**I.**	Deposits of branches in India		**13,954,785,283**	11,638,079,242
	II.	Deposits of branches/ subsidiaries outside India		**481,014,241**	470,242,279
TOTAL DEPOSITS				**14,435,799,524**	**12,108,321,521**

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Balance Sheet *(Contd.)*

₹ in '000s

			At 31.03.2024	At 31.03.2023
SCHEDULE 4 - BORROWINGS				
I.	**Borrowings in India**			
	i)	Reserve Bank of India[1]	**26,186,900**	18,899,200
	ii)	Other banks	**104,714,012**	71,911,178
	iii)	Financial institutions[2]	**661,840,505**	608,942,331
	iv)	Borrowings in the form of		
		a) Deposits	**38,106,055**	36,624,470
		b) Commercial paper	**172,960,808**	98,022,849
		c) Bonds and debentures (excluding subordinated debt)	**525,303,878**	506,782,072
	v)	Capital instruments		
		a) Innovative Perpetual Debt Instruments (IPDI) (qualifying as additional Tier 1 capital)	**-**	51,400,000
		b) Unsecured redeemable debentures/bonds (subordinated debt included in Tier 2 capital)	**48,594,148**	53,206,653
TOTAL BORROWINGS IN INDIA			**1,577,706,306**	**1,445,788,753**
II.	**Borrowings outside India**			
	i)	Capital instruments		
		Unsecured redeemable debentures/bonds (subordinated debt included in Tier 2 capital)	**4,135,575**	5,962,274
	ii)	Bonds and notes	**133,372,570**	133,419,412
	iii)	Other borrowings	**359,065,557**	305,447,634
TOTAL BORROWINGS OUTSIDE INDIA			**496,573,702**	**444,829,320**
TOTAL BORROWINGS			**2,074,280,008**	**1,890,618,073**

1. *Represents borrowings made by the Group under Liquidity Adjustment Facility (LAF) and Standing Liquidity Facility (SLF).*
2. *Includes borrowings made by the Group under repo and refinance.*
3. *Secured borrowings in I and II above amounting to ₹ 266,868.8 million (March 31, 2023: ₹ 239,969.1 million) other than the borrowings under collateralised borrowing and lending obligation, market repurchase transactions (including tri-party repo) with banks and financial institutions and transactions under liquidity adjustment facility and marginal standing facility.*

₹ in '000s

		At 31.03.2024	At 31.03.2023
SCHEDULE 5 - OTHER LIABILITIES AND PROVISIONS			
I.	Bills payable	**128,193,100**	136,037,076
II.	Inter-office adjustments (net)	**420,905**	3,228,016
III.	Interest accrued	**38,985,508**	33,390,137
IV.	Sundry creditors	**639,120,659**	242,830,603
V.	General provision for standard assets	**61,602,061**	49,946,771
VI.	Unrealised loss on foreign exchange and derivative contracts	**176,519,175**	183,764,747
VII.	Others (including provisions)[1]	**572,203,527**	336,248,942
TOTAL OTHER LIABILITIES AND PROVISIONS		**1,617,044,935**	**985,446,292**

1. *Includes contingency provision of the Bank amounting to ₹ 131,000.0 million (March 31, 2023: ₹ 131,000.0 million) and specific provision for standard loans amounting to ₹ 9,795.3 million (March 31, 2023: ₹ 14,946.9 million) of the Bank.*

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Balance Sheet *(Contd.)*

₹ in '000s

	At 31.03.2024	At 31.03.2023
SCHEDULE 6 - CASH AND BALANCES WITH RESERVE BANK OF INDIA		
I. Cash in hand (including foreign currency notes)	**89,558,463**	86,812,982
II. Balances with Reserve Bank of India	**809,871,768**	599,676,431
(a) in current account	**625,031,768**	480,256,431
(b) in other accounts[1]	**184,840,000**	119,420,000
TOTAL CASH AND BALANCES WITH RESERVE BANK OF INDIA	**899,430,231**	**686,489,413**

1. Represents lending made by the Group under Liquidity Adjustment Facility (LAF) and Standing Deposit Facility (SDF).

₹ in '000s

	At 31.03.2024	At 31.03.2023
SCHEDULE 7 - BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE		
I. In India		
i) Balances with banks		
a) In current accounts	**3,553,758**	3,103,280
b) In other deposit accounts	**125,802,157**	107,287,660
ii) Money at call and short notice		
a) With banks	**4,170,250**	8,217,000
b) With other institutions[1]	**180,191,880**	59,652,392
TOTAL	**313,718,045**	**178,260,332**
II. Outside India		
i) In current accounts	**218,885,291**	310,635,743
ii) In other deposit accounts	**80,151,629**	26,782,094
iii) Money at call and short notice	**115,503,830**	162,397,346
TOTAL	**414,540,750**	**499,815,183**
TOTAL BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE	**728,258,795**	**678,075,515**

1. Includes lending made by the Group under reverse repo.

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Balance Sheet *(Contd.)*

₹ in '000s

		At 31.03.2024	At 31.03.2023
SCHEDULE 8 - INVESTMENTS			
I.	**Investments in India [net of provisions]**		
	i) Government securities	**5,055,928,340**	3,960,623,208
	ii) Other approved securities	**-**	-
	iii) Shares (includes equity and preference shares)	**219,751,396**	127,225,123
	iv) Debentures and bonds (including commercial paper and certificate of deposits)	**967,627,791**	526,539,870
	v) Assets held to cover linked liabilities of life insurance business[1]	**1,648,424,014**	1,440,580,565
	vi) Investment in associates[2]	**15,102,339**	64,140,775
	vii) Others (mutual fund units, pass through certificates, security receipts and other related investments)	**222,672,130**	128,457,645
TOTAL INVESTMENTS IN INDIA		**8,129,506,010**	**6,247,567,186**
II.	**Investments outside India [net of provisions]**		
	i) Government securities	**79,489,098**	89,972,472
	ii) Others (equity shares, bonds and certificate of deposits)	**62,629,942**	57,980,013
TOTAL INVESTMENTS OUTSIDE INDIA		**142,119,040**	**147,952,485**
TOTAL INVESTMENTS		**8,271,625,050**	**6,395,519,671**
A.	**Investments in India**		
	Gross value of investments[1]	**8,133,543,306**	6,275,011,504
	Less: Aggregate of provision/depreciation/(appreciation)	**4,037,296**	27,444,318
	Net investments	**8,129,506,010**	**6,247,567,186**
B.	**Investments outside India**		
	Gross value of investments	**146,627,653**	153,368,477
	Less: Aggregate of provision/depreciation/(appreciation)	**4,508,613**	5,415,992
	Net investments	**142,119,040**	**147,952,485**
TOTAL INVESTMENTS		**8,271,625,050**	**6,395,519,671**

1. *Includes net appreciation amounting to ₹ 384,547.0 million (March 31, 2023: ₹ 169,588.6 million) on investments held to cover linked liabilities of life insurance business.*
2. *Includes goodwill on consolidation of associates amounting to ₹ 163.1 million (March 31, 2023: ₹ 221.9 million).*

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Balance Sheet *(Contd.)*

₹ in '000s

				At 31.03.2024	At 31.03.2023
SCHEDULE 9 - ADVANCES [net of provisions]					
A.	i)	Bills purchased and discounted[1]		**500,789,314**	497,557,667
	ii)	Cash credits, overdrafts and loans repayable on demand		**3,577,416,833**	2,866,747,206
	iii)	Term loans		**8,529,555,882**	7,474,358,274
TOTAL ADVANCES				**12,607,762,029**	**10,838,663,147**
B.	i)	Secured by tangible assets (includes advances against book debts)		**9,000,168,618**	7,713,019,424
	ii)	Covered by bank/government guarantees		**91,804,264**	159,202,710
	iii)	Unsecured		**3,515,789,147**	2,966,441,013
TOTAL ADVANCES				**12,607,762,029**	**10,838,663,147**
C.	**I.**	**Advances in India**			
		i)	Priority sector	**3,739,060,521**	2,807,812,582
		ii)	Public sector	**510,801,139**	516,152,443
		iii)	Banks	**16,359,843**	7,698,171
		iv)	Others	**7,598,518,682**	6,769,499,593
TOTAL ADVANCES IN INDIA				**11,864,740,185**	**10,101,162,789**
	II.	**Advances outside India**			
		i)	Due from banks	**14,422,000**	8,076,480
		ii)	Due from others		
			a) Bills purchased and discounted	**116,325,237**	152,553,948
			b) Syndicated and term loans	**257,939,039**	245,267,859
			c) Others	**354,335,568**	331,602,071
TOTAL ADVANCES OUTSIDE INDIA				**743,021,844**	**737,500,358**
TOTAL ADVANCES				**12,607,762,029**	**10,838,663,147**

1. Net of bills re-discounted amounting to ₹ 5,000.0 million (March 31, 2023: ₹ 10,000.0 million).

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Balance Sheet *(Contd.)*

₹ in '000s

	At 31.03.2024	At 31.03.2023
SCHEDULE 10 - FIXED ASSETS		
I. Premises		
Gross block		
At cost at March 31 of preceding year	**94,340,437**	94,345,827
Additions during the year[1,4]	**9,806,147**	2,793,216
Deductions during the year	**(1,171,073)**	(2,798,606)
Closing balance	**102,975,511**	**94,340,437**
Depreciation		
At March 31 of preceding year	**25,545,325**	23,514,011
Charge during the year[2,4]	**3,196,062**	2,486,973
Deductions during the year	**(641,864)**	(455,659)
Total depreciation	**28,099,523**	**25,545,325**
Net block[3]	**74,875,988**	**68,795,112**
II. Other fixed assets (including furniture and fixtures)		
Gross block		
At cost at March 31 of preceding year	**111,002,632**	98,784,940
Additions during the year[5,6]	**42,594,957**	18,437,437
Deductions during the year	**(4,553,076)**	(6,219,745)
Closing balance	**149,044,513**	**111,002,632**
Depreciation		
At March 31 of preceding year	**73,174,464**	66,817,309
Charge during the year[5,6]	**25,873,227**	12,459,081
Deductions during the year	**(4,663,727)**	(6,101,926)
Total depreciation	**94,383,964**	**73,174,464**
Net block	**54,660,549**	**37,828,168**
III. Lease assets		
Gross block		
At cost at March 31 of preceding year	**17,902,406**	17,890,746
Additions during the year	**530**	11,660
Deductions during the year	**(2,650)**	-
Closing balance[7]	**17,900,286**	**17,902,406**
Depreciation		
At March 31 of preceding year	**14,835,650**	14,636,086
Charge during the year	**199,375**	199,564
Deductions during the year	**(965)**	-
Total depreciation, accumulated lease adjustment and provisions	**15,034,060**	**14,835,650**
Net block	**2,866,226**	**3,066,756**
TOTAL FIXED ASSETS	**132,402,763**	**109,690,036**

1. *Includes net revaluation gain amounting to ₹ 1,194.7 (March 31, 2023: ₹ 811.7 million) on account of revaluation carried out by the Bank and its housing finance subsidiary.*
2. *Including depreciation charge on account of revaluation of ₹ 812.5 million for the year ended March 31, 2024 (year ended March 31, 2023: ₹ 755.2 million).*
3. *Includes assets amounting to ₹ 8.8 million of the Bank (March 31, 2023: ₹ 428.8 million) which are held for sale.*
4. *Includes premises cost amounting to ₹ 3,723.1 million and accumulated depreciation amounting to ₹ 305.5 million pertaining to ICICI Lombard General Insurance Company Limited on becoming a subsidiary w.e.f. February 29, 2024.*
5. *Includes other fixed assets cost amounting to ₹ 12,054.0 million and accumulated depreciation amounting to ₹ 9,567.3 million pertaining to ICICI Lombard General Insurance Company Limited on becoming a subsidiary w.e.f. February 29, 2024.*
6. *Includes other fixed assets cost amounting to ₹ 47.5 million and accumulated depreciation amounting to ₹ 43.8 million pertaining to I-Process Services (India) Private Limited on becoming a subsidiary w.e.f. March 20, 2024.*
7. *Includes assets taken on lease by the Bank amounting to ₹ 1,185.7 million (March 31, 2023: ₹ 1,187.8 million).*

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Balance Sheet *(Contd.)*

₹ in '000s

	At 31.03.2024	At 31.03.2023
SCHEDULE 11 - OTHER ASSETS		
I. Inter-office adjustments (net)	**-**	-
II. Interest accrued	**208,551,090**	151,100,647
III. Tax paid in advance/tax deducted at source (net)	**12,595,878**	20,372,701
IV. Stationery and stamps	**251,899**	379,124
V. Non-banking assets acquired in satisfaction of claims[1,2]	**-**	-
VI. Advance for capital assets	**8,831,572**	9,009,963
VII. Deposits	**72,688,283**	54,892,587
VIII. Deferred tax asset (net) (refer note 18.9)	**63,115,807**	76,194,441
IX. Deposits in Rural Infrastructure and Development Fund	**200,918,559**	216,216,187
X. Unrealised gain on foreign exchange and derivative contracts	**169,989,164**	178,022,993
XI. Others	**239,467,536**	169,265,227
TOTAL OTHER ASSETS	**976,409,788**	**875,453,870**

1. Assets amounting to ₹ 2.6 million were transferred from banking assets to non banking asset by the Bank during the year ended March 31, 2024 (year ended March 31, 2023: Nil). Assets amounting to ₹ 827.7 million were sold by the Bank during the year ended March 31, 2024 (year ended March 31, 2023: Nil).

2. Net of provision held by the Bank amounting to ₹ 28,189.9 million (March 31, 2023: ₹ 29,011.8 million).

₹ in '000s

	At 31.03.2024	At 31.03.2023
SCHEDULE 12 - CONTINGENT LIABILITIES		
I. Claims against the Group not acknowledged as debts	**110,275,158**	88,006,837
II. Liability for partly paid investments	**3,573,880**	4,790,087
III. Liability on account of outstanding forward exchange contracts[1]	**15,786,739,940**	15,492,543,076
IV. Guarantees given on behalf of constituents		
a) In India	**1,365,548,848**	1,102,115,003
b) Outside India	**121,463,607**	134,004,861
V. Acceptances, endorsements and other obligations	**514,009,699**	435,202,811
VI. Currency swaps[1]	**541,254,033**	570,626,929
VII. Interest rate swaps, currency options and interest rate futures[1]	**39,017,579,690**	32,435,271,591
VIII. Other items for which the Group is contingently liable	**117,718,482**	96,949,837
TOTAL CONTINGENT LIABILITIES	**57,578,163,337**	**50,359,511,032**

1. Represents notional amount.

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Profit and Loss Account

₹ in '000s

	Year ended 31.03.2024	Year ended 31.03.2023
SCHEDULE 13 - INTEREST EARNED		
I. Interest/discount on advances/bills	**1,165,897,763**	879,292,351
II. Income on investments (including dividend)	**381,070,710**	279,050,297
III. Interest on balances with Reserve Bank of India and other inter-bank funds	**26,498,839**	23,054,570
IV. Others[1,2]	**21,691,940**	29,270,880
TOTAL INTEREST EARNED	**1,595,159,252**	**1,210,668,098**

1. Includes interest on income tax refunds amounting to ₹ 2,828.2 million (March 31, 2023: ₹ 1,203.2 million).

2. Includes interest and amortisation of premium on non-trading interest rate swaps and foreign currency swaps.

₹ in '000s

	At 31.03.2024	At 31.03.2023
SCHEDULE 14 - OTHER INCOME		
I. Commission, exchange and brokerage	**235,718,656**	196,484,672
II. Profit/(loss) on sale of investments (net)	**36,689,228**	12,730,117
III. Profit/(loss) on revaluation of investments (net)	**1,182,467**	(1,317,590)
IV. Profit/(loss) on sale of land, buildings and other assets (net)[1]	**144,093**	542,579
V. Profit/(loss) on exchange/derivative transactions (net)	**30,860,575**	30,509,008
VI. Premium and other operating income from insurance business	**458,528,108**	411,367,848
VII. Miscellaneous income (including lease income)	**2,094,893**	803,278
TOTAL OTHER INCOME	**765,218,020**	**651,119,912**

1. Includes profit/(loss) on sale of assets given on lease.

₹ in '000s

	At 31.03.2024	At 31.03.2023
SCHEDULE 15 - INTEREST EXPENDED		
I. Interest on deposits	**587,844,555**	394,765,407
II. Interest on Reserve Bank of India/inter-bank borrowings	**32,114,853**	13,380,975
III. Others (including interest on borrowings of erstwhile ICICI Limited)	**121,122,219**	97,287,497
TOTAL INTEREST EXPENDED	**741,081,627**	**505,433,879**

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Profit and Loss Account *(Contd.)*

₹ in '000s

	Year ended 31.03.2024	Year ended 31.03.2023
SCHEDULE 16 - OPERATING EXPENSES		
I. Payments to and provisions for employees	**191,719,774**	152,341,687
II. Rent, taxes and lighting[1]	**17,054,394**	15,846,567
III. Printing and stationery	**3,610,245**	2,713,187
IV. Advertisement and publicity	**28,292,745**	32,807,911
V. Depreciation on property	**19,152,745**	14,946,054
VI. Depreciation (including lease equalisation) on leased assets	**199,361**	199,538
VII. Directors' fees, allowances and expenses	**146,009**	137,405
VIII. Auditors' fees and expenses	**264,719**	248,666
IX. Law charges	**1,494,968**	1,771,894
X. Postages, courier, telephones, etc.	**8,875,883**	7,475,175
XI. Repairs and maintenance	**36,171,827**	34,644,161
XII. Insurance	**16,843,829**	14,788,575
XIII. Direct marketing agency expenses	**37,986,800**	32,599,179
XIV. Claims and benefits paid pertaining to insurance business	**78,282,341**	53,426,955
XV. Other expenses pertaining to insurance business[2]	**424,318,817**	363,124,210
XVI. Other expenditure[3,4]	**113,413,465**	97,319,068
TOTAL OPERATING EXPENSES	**977,827,922**	**824,390,232**

1. *Includes lease expense amounting to ₹ 13,877.7 million (March 31, 2023: ₹ 12,512.8 million).*
2. *Includes commission expenses and reserves for actuarial liabilities (including the investible portion of the premium on the unit-linked policies).*
3. *Includes expenses on purchase of Priority Sector Lending Certificates (PSLC) for the Bank amounting to ₹ 16,428.5 million (March 31, 2023: ₹ 15,035.2 million).*
4. *Includes expenses on reward program by the Bank amounting to ₹ 18,414.8 million (March 31, 2023: ₹ 12,764.2 million).*

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

SCHEDULE 17

SIGNIFICANT ACCOUNTING POLICIES

Overview

ICICI Bank Limited, together with its subsidiaries and associates (collectively, the Group), is a diversified financial services group providing a wide range of banking and financial services including commercial banking, retail banking, project and corporate finance, working capital finance, insurance, venture capital and private equity, investment banking, broking and treasury products and services.

ICICI Bank Limited (the Bank), incorporated in Vadodara, India is a publicly held banking company governed by the Banking Regulation Act, 1949.

Principles of consolidation

The consolidated financial statements include the financials of ICICI Bank, its subsidiaries and associates.

Entities, in which the Bank holds, directly or indirectly, through subsidiaries and other consolidating entities, more than 50.00% of the voting rights or where it exercises control, over the composition of board of directors/governing body, are fully consolidated on a line-by-line basis in accordance with the provisions of AS 21 on 'Consolidated Financial Statements'. Investments in entities where the Bank has the ability to exercise significant influence are accounted for under the equity method of accounting and the pro-rata share of their profit/(loss) is included in the consolidated profit and loss account. Assets, liabilities, income and expenditure of jointly controlled entities are consolidated using the proportionate consolidation method. Under this method, the Bank's share of each of the assets, liabilities, income and expenses of the jointly controlled entity is reported in separate line items in the consolidated financial statements. The Bank does not consolidate entities where the significant influence/control is intended to be temporary or entities which operate under severe long-term restrictions that impair their ability to transfer funds to parent/investing entity or where the objective of control is not to obtain economic benefit from their activities. All significant inter-company balances and transactions with subsidiaries and entities consolidated as per AS-21 have been eliminated on consolidation.

Basis of preparation

The accounting and reporting policies of the Group used in the preparation of the consolidated financial statements conform to Generally Accepted Accounting Principles in India (Indian GAAP), the guidelines issued by the Reserve Bank of India (RBI), Securities and Exchange Board of India (SEBI), Insurance Regulatory and Development Authority of India (IRDAI) from time to time and the Accounting Standards notified under Section 133 of the Companies Act, 2013 read together with Rule 7 of the Companies (Accounts) Rules, 2014 and Companies (Accounting Standard) Rule 2021, as applicable to relevant companies and practices generally prevalent in the banking industry in India. In the case of the foreign subsidiaries, Generally Accepted Accounting Principles as applicable to the respective foreign subsidiaries are followed. The Group follows the accrual method of accounting except where otherwise stated, and the historical cost convention. In case the accounting policies followed by a subsidiary are different from those followed by the Bank, the same have been disclosed in the respective accounting policy. Further, ICICI Lombard General Insurance Company Limited ceased to be an associate and became a subsidiary of the Bank w.e.f. February 29, 2024. Accordingly, ICICI Lombard General Insurance Company Limited has been accounted for the equity method prescribed by AS-23 on 'Accounting for Investments in Associates in Consolidated Financial Statements' till February 29, 2024 and has been consolidated on a line-by-line basis as prescribed by AS-21 on 'Consolidated Financial Statements' from March 1, 2024 till the reporting date.

The preparation of consolidated financial statements requires management to make estimates and assumptions that are considered in the reported amounts of assets and liabilities (including contingent liabilities) as of the date of the consolidated financial statements and the reported income and expenses during the reporting period. Management believes that the estimates used in the preparation of the consolidated financial statements are prudent and reasonable. Actual results could differ from these estimates. The impact of any revision in these estimates is recognised prospectively from the period of change.

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

The consolidated financial statements include the results of the following entities in addition to the Bank.

Sr. no.	Name of the entity	Country of incorporation	Nature of relationship	Nature of business	Ownership interest
1.	ICICI Bank UK PLC	United Kingdom	Subsidiary	Banking	100.00%
2.	ICICI Bank Canada	Canada	Subsidiary	Banking	100.00%
3.	ICICI Securities Limited	India	Subsidiary	Securities broking and merchant banking	74.73%
4.	ICICI Securities Holdings Inc.[1]	USA	Subsidiary	Holding company	100.00%
5.	ICICI Securities Inc.[1]	USA	Subsidiary	Securities broking	100.00%
6.	ICICI Securities Primary Dealership Limited	India	Subsidiary	Securities investment, trading and underwriting	100.00%
7.	ICICI Venture Funds Management Company Limited	India	Subsidiary	Private equity/ venture capital fund management	100.00%
8.	ICICI Home Finance Company Limited	India	Subsidiary	Housing finance	100.00%
9.	ICICI Trusteeship Services Limited	India	Subsidiary	Trusteeship services	100.00%
10.	ICICI Investment Management Company Limited	India	Subsidiary	Asset management and Investment advisory	100.00%
11.	ICICI International Limited	Mauritius	Subsidiary	Asset management	100.00%
12.	ICICI Prudential Pension Funds Management Company Limited[2]	India	Subsidiary	Pension fund management and Points of Presence	100.00%
13.	ICICI Prudential Life Insurance Company Limited	India	Subsidiary	Life insurance	51.20%
14.	ICICI Lombard General Insurance Company Limited[3]	India	Subsidiary	General insurance	51.27%
15.	ICICI Prudential Asset Management Company Limited	India	Subsidiary	Asset management	51.00%
16.	ICICI Prudential Trust Limited	India	Subsidiary	Trusteeship services	50.80%
17.	I-Process Services (India) Private Limited[4]	India	Subsidiary	Services related to back end operations	100.00%
18.	ICICI Strategic Investments Fund	India	Consolidated as per AS 21	Venture capital fund	100.00%
19.	NIIT Institute of Finance Banking and Insurance Training Limited[5]	India	Associate	Education and training in banking, finance and insurance	18.79%
20.	ICICI Merchant Services Private Limited[5]	India	Associate	Merchant acquiring and servicing	19.01%
21.	India Infradebt Limited[5]	India	Associate	Infrastructure re-finance	42.33%
22.	India Advantage Fund-III[5]	India	Associate	Venture capital fund	24.10%
23.	India Advantage Fund-IV[5]	India	Associate	Venture capital fund	47.14%
24.	Arteria Technologies Private Limited[5]	India	Associate	Software company	19.98%

1. *ICICI Securities Holding Inc. is a wholly owned subsidiary of ICICI Securities Limited. ICICI Securities Inc. is a wholly owned subsidiary of ICICI Securities Holding Inc.*
2. *ICICI Prudential Pension Funds Management Company Limited is a wholly owned subsidiary of ICICI Prudential Life Insurance Company Limited.*
3. *ICICI Lombard General Insurance Company Limited ceased to be an associate and became a subsidiary of the Bank w.e.f. February 29, 2024.*
4. *I-Process Services (India) Private Limited ceased to be an associate and became a subsidiary of the Bank w.e.f. March 20, 2024 and became a wholly-owned subsidiary of the Bank w.e.f. March 22, 2024.*
5. *These entities have been accounted as per the equity method as prescribed by AS-23 on 'Accounting for Investments in Associates in Consolidated Financial Statements'.*

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

Comm Trade Services Limited has not been consolidated under AS-21, since the investment is temporary in nature. Falcon Tyres Limited, in which the Bank holds 26.39% equity shares has not been accounted as per equity method under AS-23, since the investment is temporary in nature.

SIGNIFICANT ACCOUNTING POLICIES

1. Translation of foreign currency items

The consolidated financial statements of the Group are reported in Indian rupees (₹), the national currency of India. Foreign currency income and expenditure items of domestic operations are translated at the exchange rates prevailing on the date of the transaction. Income and expenditure items of integral foreign operations (representative offices) are translated at daily closing rates, and income and expenditure items of non-integral foreign operations (foreign branches, offshore banking units, foreign subsidiaries) are translated at quarterly average closing rates.

Monetary foreign currency assets and liabilities of domestic and integral foreign operations are translated at closing exchange rates notified by Foreign Exchange Dealers' Association of India (FEDAI) relevant to the balance sheet date and the resulting gains/losses are recognised in the profit and loss account.

Both monetary and non-monetary foreign currency assets and liabilities of non-integral foreign operations are translated at relevant closing exchange rates notified by FEDAI at the balance sheet date and the resulting gains/ losses from exchange differences are accumulated in the foreign currency translation reserve until the disposal of the net investment in the non-integral foreign operations. Pursuant to RBI guideline, the Bank does not recognise the cumulative/proportionate amount of such exchange differences as income or expenses, which relate to repatriation of accumulated retained earnings from overseas operations, in the profit and loss account.

Contingent liabilities on account of guarantees, endorsements and other obligations denominated in foreign currencies are disclosed at the closing exchange rates notified by FEDAI relevant to the balance sheet date.

2. Revenue recognition

a) Interest income is recognised in the profit and loss account as it accrues, except in the case of non-performing assets (NPAs) where it is recognised upon realisation, as per the income recognition and asset classification norms of RBI/NHB/other applicable guidelines.

b) Income on discounted instruments is recognised over the tenure of the instrument.

c) Dividend income is accounted on an accrual basis when the right to receive the dividend is established.

d) Loan processing fee is accounted for upfront when it becomes due except in the case of foreign banking subsidiaries, where it is amortised over the period of the loan.

e) Project appraisal/structuring fee is accounted for on the completion of the agreed service.

f) Arranger fee is accounted for as income when a significant portion of the arrangement is completed and right to receive is established.

g) Commission received on guarantees and letters of credit issued is amortised on a straight-line basis over the period of the guarantee/letters of credit.

h) Fund management and portfolio management fees are recognised on an accrual basis.

i) The annual/renewal fee on credit cards, debit cards and prepaid cards are amortised on a straight-line basis over one year.

j) All other fees are accounted for as and when they become due where the Group is reasonably certain of ultimate collection.

k) Fees paid/received for priority sector lending certificates (PSLC) is amortised on straight-line basis over the period of the certificate.

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

l) Income from securities brokerage activities is recognised as income on the trade date of the transaction. Brokerage income in relation to public or other issuances of securities is recognised based on mobilisation and terms of agreement with the client.

m) Life insurance premium for non-linked policies is recognised as income (net of goods and service tax) when due from policyholders. For unit linked business, premium is recognised when the associated units are created. Premium on lapsed policies is recognised as income when such policies are reinstated. Top-up premiums paid by unit linked policyholders' are considered as single premium and recognised as income when the associated units are created. Income from unit linked policies, which includes fund management charges, policy administration charges, mortality charges and other charges, if any, are recovered from the linked funds in accordance with the terms and conditions of the policy and are recognised when due.

n) In case of general insurance business, premium including reinsurance accepted (net of goods & services tax) other than for long-term (with term more than one year) motor insurance policies for new cars and new two wheelers sold on or after September 1, 2018 is recorded on receipt of complete information, for the policy period at the commencement of risk. For crop insurance, the premium is accounted based on management estimates that are progressively actualised on receipt of information. For installment cases, premium is recorded on installment due dates. Reinstatement premium is recorded as and when such premiums are recovered. Premium earned including reinstatement premium and re-insurance accepted is recognised as income over the period of risk or the contract period based on 1/365 method, whichever is appropriate on a gross basis other than instalment premiums received for group health policies, wherein the instalment premiums are recognised over the balance policy period. Any subsequent revisions to premium as and when they occur are recognised over the remaining period of risk or contract period, as applicable.

   In case of long-term motor insurance policies for new cars and new two wheelers sold on or after September 1, 2018, premium received (net of goods & services tax) for third party liability coverage is recognised equally over the policy period at the commencement of risk on 1/n basis where 'n' denotes the term of the policy in years and premium received for own damage coverage is recognised in accordance with movement of Insured Declared Value (IDV) over the period of risk, on receipt of complete information. Reinstatement premium is recorded as and when such premiums are recovered. Premium allocated for the year is recognised as income earned based on 1/365 method, on a gross basis. Reinstatement premium is allocated on the same basis as the original premium over the balance term of the policy. Any subsequent revisions to premium as and when they occur are recognised on the same basis as the original premium over the balance term of the policy. Adjustments to premium income arising on cancellation of policies are recognised in the period in which the policies are cancelled. Adjustments to premium income for corrections to area covered under crop insurance are recognised in the period in which the information is confirmed by the concerned government/nodal agency. Commission on reinsurance ceded is recognised as income in the period of ceding the risk. Profit commission under reinsurance treaties, wherever applicable, is recognised as income in the year of final determination of profits as confirmed by reinsurers and combined with commission on reinsurance ceded. Sliding scale commission under reinsurance treaties, wherever applicable, is determined at every balance sheet date as per terms of the respective treaties. Any changes in the previously accrued commission is recognised immediately and any additional accrual is recognised on confirmation from reinsurers. Such commission is combined with commission on reinsurance ceded.

o) In case of life insurance business, reinsurance premium ceded/accepted is accounted in accordance with the terms of the relevant treaties/arrangements with the reinsurer/insurer. Profit commission on reinsurance ceded is netted off against premium ceded on reinsurance.

p) In case of general insurance business, insurance premium on ceding of the risk other than for long-term motor insurance policies for new cars and new two wheelers sold on or after September 1, 2018 is recognised simultaneously along with the insurance premium in accordance with reinsurance arrangements with the

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED
SCHEDULES
forming part of the Consolidated Accounts *(Contd.)*

reinsurers. In case of long-term motor insurance policies for new cars and new two wheelers sold on or after September 1, 2018, reinsurance premium is recognised on the insurance premium allocated for the year simultaneously along with the recognition of the insurance premium in accordance with the reinsurance arrangements with the reinsurers. Any subsequent revision to premium ceded is recognised in the period of such revision. Adjustment to reinsurance premium arising on cancellation of policies is recognised in the period in which the policies are cancelled. Adjustments to reinsurance premium for corrections to area covered under crop insurance are recognised simultaneously along with related premium income.

q) In the case of general insurance business, premium deficiency is recognised when the sum of expected claim costs and related expenses and maintenance costs exceed the reserve for unexpired risks and is computed at a segmental revenue account level. The premium deficiency is calculated and duly certified by the Appointed Actuary.

3. Stock based compensation

The following entities within the group have granted stock options/units to their employees:

- ICICI Bank Limited
- ICICI Prudential Life Insurance Company Limited
- ICICI Lombard General Insurance Company Limited
- ICICI Securities Limited

The Employees Stock Option Scheme 2000 (Option Scheme) of the Bank provides for grant of options on the Bank's equity shares to wholetime directors and employees of the Bank and its subsidiaries. The options granted vest in a graded manner and may be exercised within a specified period.

The Employees Stock Unit Scheme - 2022 (Unit Scheme) provides for grant of units at face value to the eligible employees of the Bank and its subsidiaries. The units granted vest in a graded manner and as per vesting criteria and may be exercised within a specified period.

Till March 31, 2021, the Bank recognised cost of stock options granted under Employee Stock Option Scheme, using intrinsic value method. Under Intrinsic value method, options cost is measured as the excess, if any, of the fair market price of the underlying stock over the exercise price on the grant date.

Pursuant to RBI clarification dated August 30, 2021, the cost of stock options/units granted after March 31, 2021 is recognised based on fair value method. The cost of stock options/units granted up to March 31, 2021 continues to be recognised on intrinsic value method. The Bank uses Black-Scholes model to fair value the options/units on the grant date and the inputs used in the valuation model include assumptions such as the expected life of the share option/units, volatility, risk free rate and dividend yield.

The cost of stock options/units is recognised in the profit and loss account over the vesting period.

ICICI Prudential Life Insurance Company Limited, ICICI Lombard General Insurance Company Limited and ICICI Securities Limited have also formulated similar stock options/units schemes for their employees for grant of equity shares of their respective companies. The intrinsic value method is followed by them to account for their stock-based employee compensation plans. Compensation cost is measured as the excess, if any, of the fair market price of the underlying stock over the exercise price on the grant date and amortised over the vesting period. The fair market price is the closing price on the stock exchange with the highest trading volume of the underlying shares of the Bank, ICICI Prudential Life Insurance Company Limited, ICICI Lombard General Insurance Company Limited and ICICI Securities Limited, immediately prior to the grant date.

The banking subsidiaries namely, ICICI Bank UK PLC and ICICI Bank Canada, account for the cost of the options/units granted to employees by ICICI Bank using the fair value method as followed by the Bank.

4. Income taxes

Income tax expense is the aggregate amount of current tax and deferred tax expense incurred by the Group. The current tax expense and deferred tax expense is determined in accordance with the provisions of the Income Tax Act, 1961 and as per Accounting Standard 22 - Accounting for Taxes on Income respectively. Deferred tax adjustments comprise changes in the deferred tax assets or liabilities during the year and change in tax rate.

Deferred tax assets and liabilities are recognised by considering the impact of timing differences between taxable income and accounting income for the current year and carry forward losses. Deferred tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. The impact of changes in the deferred tax assets and liabilities is recognised in the profit and loss account.

Deferred tax assets are recognised and re-assessed at each reporting date, based upon the management's judgement as to whether their realisation is considered as reasonably certain. However, in case of domestic companies, where there is unabsorbed depreciation or carried forward loss under taxation laws, deferred tax assets are recognised only if there is virtual certainty of realisation of such assets.

In the consolidated financial statements, deferred tax assets and liabilities are computed at an individual entity level and aggregated for consolidated reporting.

Minimum Alternate Tax (MAT) credit is recognised as an asset to the extent there is convincing evidence that the Group will pay normal income tax during specified period, i.e., the period for which MAT credit is allowed to be carried forward as per prevailing provisions of the Income Tax Act 1961. In accordance with the recommendation contained in the guidance note issued by ICAI, MAT credit is to be recognised as an asset in the year in which it becomes eligible for set off against normal income tax. The Group reviews MAT credit entitlements at each balance sheet date and writes down the carrying amount to the extent there is no longer convincing evidence to the effect that the Group will pay normal income tax during the specified period.

5. Claims and benefits paid

In the case of general insurance business, claims incurred comprise claims paid, estimated liability for outstanding claims made following a loss occurrence reported and estimated liability for claims incurred but not reported (IBNR) and claims incurred but not enough reported (IBNER). Further, claims incurred also include specific claim settlement costs such as survey/legal fees and other directly attributable costs. Claims (net of amounts receivable from re-insurers/co-insurers) are recognised on the date of intimation based on internal management estimates or on estimates from surveyors/insured in the respective revenue account. Estimated liability for outstanding claims at the balance sheet date is recorded net of claims recoverable from/payable to co-insurers/re-insurers and salvage to the extent there is certainty of realisation and includes provision for solatium fund. Salvaged stock is recognised at estimated net realisable value based on independent valuer's report. Estimated liability for outstanding claim is determined by the management on the basis of ultimate amounts likely to be paid on each claim based on the past experience and in cases where claim payment period exceeds four years based on actuarial valuation. These estimates are progressively revalidated on availability of further information. Claims IBNR represent that amount of claims that may have been incurred during the accounting period but have not been reported or claimed. The claims IBNR provision also includes provision, if any, required for claims that have been incurred but are not enough reported (IBNER). The provision for claims IBNR/claims IBNER is based on an actuarial estimate duly certified by the Appointed Actuary of the entity. The actuarial estimate is derived in accordance with relevant IRDAI regulations and Guidance Note GN 21 issued by the Institute of Actuaries of India.

In the case of life insurance business, benefits paid comprise policy benefits and claim settlement costs, if any. Death and rider claims are accounted for on receipt of intimation. Survival and maturity benefits are accounted when due. Withdrawals and surrenders under non linked policies are accounted on the receipt of intimation. Amount payable on lapsed/discontinued policies are accounted for on expiry of lock-in-period of these policies. Surrenders, withdrawals and lapsation are disclosed at net of charges recoverable. Claim settlement cost, legal and other fees

form part of claim cost wherever applicable. Reinsurance claims receivable are accounted for in the period in which the claim is intimated. Repudiated claims and other claims disputed before the judicial authorities are provided for on prudent basis as considered appropriate by the management.

6. Liability for life policies in force

In the case of life insurance business, the actuarial liabilities for life policies in force and policies where premiums are discontinued but a liability exists as at the valuation date, are calculated in accordance with accepted actuarial practice, requirements of Insurance Act, 1938, as amended from time to time, and regulations notified by the Insurance Regulatory and Development Authority of India, relevant Guidance Notes and Actuarial Practice Standards of the Institute of Actuaries of India.

7. Reserve for unexpired risk

Reserve for unexpired risk is recognised net of re-insurance ceded and represents premium written that is attributable to and is to be allocated to succeeding accounting periods. For fire, marine cargo and miscellaneous business it is calculated on a daily pro-rata basis, except in the case of marine hull business which is computed at 100.00% of net premium written on all unexpired policies at balance sheet date.

8. Actuarial method and valuation

In the case of life insurance business, the actuarial liability on both participating and non-participating policies is calculated using the gross premium method, using assumptions for interest, mortality, morbidity, expense and inflation, and in the case of participating policies, future bonuses together with allowance for taxation and allocation of profits to shareholders. These assumptions are determined as prudent estimates at the date of valuation with allowances for adverse deviations.

The liability for the unexpired portion of the risk for the non-unit liabilities of linked business and attached riders is the higher of liability calculated using discounted cash flows and unearned premium reserves.

The unit liability in respect of linked business has been taken as the value of the units standing to the credit of policyholders, using the Net Asset Value (NAV) prevailing at the valuation date.

An unexpired risk reserve and a reserve in respect of claims incurred but not reported are created, for one year renewable group term insurance.

The interest rates used for valuing the liabilities are in the range of 5.04% to 6.56% per annum (previous year – 4.99% to 6.58% per annum).

Mortality rates used are based on the published "Indian Assured Lives Mortality (2012-2014) Ult." mortality table for assurances and "Indian Individual Annuitant's Mortality Table (2012-15)" table for annuities, adjusted to reflect expected experience while morbidity rates used are based on CIBT 93 table, adjusted for expected experience, or on risk rates supplied by reinsurers.

Expenses are provided for at least at current levels, in respect of renewal expenses, with no allowance for future improvements. Per policy renewal expenses for regular premium policies are assumed to inflate at 4.91% per annum (previous year – 4.90%).

9. Acquisition costs for insurance business

Acquisition costs are those costs that vary with and are primarily related to the acquisition of insurance contracts and are expensed in the period in which they are incurred except for commission on long term motor insurance policies for new cars and new two wheelers sold on or after September 1, 2018. In case of long-term motor insurance policies for new cars and new two wheelers sold on or after September 1, 2018 commission is expensed at the applicable rates on the premium allocated for the year.

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

10. Employee benefits

Gratuity

The Group pays gratuity, a defined benefit plan, to employees who retire or resign after a minimum prescribed period of continuous service and in case of employees at overseas locations as per the rules in force in the respective countries. The Group makes contribution to recognised trusts which administer the funds on their own account or through insurance companies.

Actuarial valuation of the gratuity liability is determined by an independent actuary appointed by the Group. Actuarial valuation of gratuity liability is determined based on certain assumptions regarding rate of interest, salary growth, mortality and staff attrition as per the projected unit credit method. The actuarial gains or losses arising during the year are recognised in the profit and loss account.

Superannuation Fund and National Pension Scheme

The Bank has a superannuation fund, a defined contribution plan, which is administered by trustees and managed by insurance companies. The Bank contributes maximum 15.0% of the total annual basic salary for certain employees to superannuation funds. ICICI Prudential Life Insurance Company Limited, ICICI Prudential Asset Management Company Limited, ICICI Home Finance Company Limited, ICICI Venture Funds Management Company Limited and ICICI Investment Management Company Limited have accrued for superannuation liability based on a percentage of basic salary payable to eligible employees for the period of service.

The Group contributes upto 10.0% of the total basic salary of certain employees to National Pension Scheme (NPS), a defined contribution plan, which is managed and administered by pension fund management companies. The employees are given an option to receive the amount in cash in lieu of such contributions along with their monthly salary during their employment.

The amounts so contributed/paid by the Group to the superannuation fund and NPS or to employees during the year are recognised in the profit and loss account. The Group has no liability towards future benefits under superannuation fund and national pension scheme other than its annual contribution.

Pension

The Bank provides for pension, a defined benefit plan covering eligible employees of erstwhile Bank of Madura, erstwhile Sangli Bank and erstwhile Bank of Rajasthan. The Bank makes contribution to a trust which administers the funds on its own account or through insurance companies. The plan provides for pension payment including dearness relief on a monthly basis to these employees on their retirement based on the respective employee's years of service with the Bank and applicable salary.

Actuarial valuation of the pension liability is determined by an independent actuary appointed by the Bank. Actuarial valuation of pension liability is calculated based on certain assumptions regarding rate of interest, salary growth, mortality and staff attrition as per the projected unit credit method.

The actuarial gains or losses arising during the year are recognised in the profit and loss account.

Employees covered by the pension plan are not eligible for employer's contribution under the provident fund plan.

Provident fund

The Group is statutorily required to maintain a provident fund, a defined benefit plan, as a part of retirement benefits to its employees. Each employee contributes a certain percentage of his or her basic salary and the Group contributes an equal amount for eligible employees. The Group makes contribution as required by The Employees' Provident Funds and Miscellaneous Provisions Act, 1952 to Employees' Pension Scheme administered by the Regional Provident Fund Commissioner and the balance contributions are transferred to funds administered by trustees. The funds are invested according to the rules prescribed by the Government of India. The Group recognises such contribution as an expense in the year in which it is incurred.

Interest payable on provident fund should not be lower than the statutory rate of interest declared by the Central Government under the Employees Provident Funds and Miscellaneous Provisions Act, 1952. Actuarial valuation for the interest obligation on the provident fund balances is determined by an actuary appointed by the Group.

The actuarial gains or losses arising during the year are recognised in the profit and loss account.

The overseas branches of the Bank and its eligible employees contribute a certain percentage of their salary towards respective government schemes as per local regulatory guidelines. The contribution made by the overseas branches is recognised in profit and loss account at the time of contribution.

Compensated absences

The Group provides for compensated absences based on actuarial valuation conducted by an independent actuary.

11. Provisions, contingent liabilities and contingent assets

The Group estimates the probability of any loss that might be incurred on outcome of contingencies on the basis of information available upto the date on which the consolidated financial statements are prepared. A provision is recognised when an enterprise has a present obligation as a result of a past event and it is probable that an outflow of resources will be required to settle the obligation, in respect of which a reliable estimate can be made. Provisions are determined based on management estimates of amounts required to settle the obligation at the balance sheet date, supplemented by experience of similar transactions. These are reviewed at each balance sheet date and adjusted to reflect the current management estimates. In cases where the available information indicates that the loss on the contingency is reasonably possible but the amount of loss cannot be reasonably estimated, a disclosure to this effect is made in the consolidated financial statements. In case of remote possibility, neither provision nor disclosure is made in the consolidated financial statements. The Group does not account for or disclose contingent assets, if any.

The Bank estimates the probability of redemption of customer loyalty reward points using an actuarial method by employing an independent actuary and accordingly makes provision for these reward points. Actuarial valuation is determined based on certain assumptions regarding mortality rate, discount rate, cancellation rate and redemption rate.

12. Cash and cash equivalents

Cash and cash equivalents include cash in hand, foreign currency notes, balances with RBI, balances with other banks and money at call and short notice.

13. Investments

i) Investments of the Bank are accounted for in accordance with the extant RBI guidelines on classification, valuation and operation of investment portfolio by Banks.

   a. The Bank follows trade date method of accounting for purchase and sale of investments, except for government of India and state government securities where settlement date method of accounting is followed in accordance with RBI guidelines.

   b. All investments are classified into 'Held to Maturity' (HTM), 'Available for Sale' (AFS) and 'Held for Trading' (HFT) on the date of purchase as per the extant RBI guidelines on classification, valuation and operation of investment portfolio by Banks. Reclassifications, if any, in any category are accounted for as per the RBI guidelines. Under each classification, the investments are further categorised as (a) government securities, (b) other approved securities, (c) shares, (d) bonds and debentures and (e) others.

   c. Investments that are held principally for resale within 90 days from the date of purchase are classified as HFT securities. Investments which the Bank intends to hold till maturity are classified as HTM securities. Investments which are not classified in either of the above categories are classified under AFS securities.

d. Costs including brokerage and commission pertaining to trading book investments paid at the time of acquisition and broken period interest (the amount of interest from the previous interest payment date till the date of purchase of instruments) on debt instruments are charged to the profit and loss account.

e. Securities are valued scrip-wise. Depreciation/appreciation on securities, other than those acquired by way of conversion of outstanding loans, is aggregated for each category. Net appreciation in each category under each investment classification, if any, being unrealised, is ignored, while net depreciation is provided. The depreciation on securities acquired by way of conversion of outstanding loans is fully provided. Non-performing investments are identified based on the RBI guidelines.

f. HTM securities are carried at their acquisition cost or at amortised cost, if acquired at a premium over the face value. Any premium over the face value of fixed rate and floating rate securities acquired is amortised over the remaining period to maturity on a constant yield basis and straight-line basis respectively.

g. AFS and HFT securities are valued periodically as per RBI guidelines. Any premium over the face value of fixed rate and floating rate investments in government securities, classified as AFS, is amortised over the remaining period to maturity on constant yield basis and straight-line basis respectively. Quoted investments are valued based on the closing quotes on the recognised stock exchanges or prices declared by Primary Dealers Association of India (PDAI) jointly with Fixed Income Money Market and Derivatives Association (FIMMDA)/Financial Benchmark India Private Limited (FBIL), periodically.

h. The market/fair value of unquoted government securities which are in the nature of Statutory Liquidity Ratio (SLR) securities included in the 'AFS' and 'HFT' categories is as per the rates published by FBIL and for unquoted corporate bonds, security level valuation (SLV) published by FIMMDA. The valuation of other unquoted fixed income securities, including Pass Through Certificates, wherever linked to the Yield-to-Maturity (YTM) rates, is computed with a mark-up (reflecting associated credit risk) over the YTM rates for government securities published by FIMMDA. The sovereign foreign securities and non-INR India linked bonds are valued on the basis of prices published by the sovereign regulator or counterparty quotes.

i. Treasury bills, commercial papers and certificate of deposits being discounted instruments, are valued at carrying cost.

j. The units of mutual funds are valued at the latest repurchase price/net asset value declared by the mutual fund. Unquoted equity shares are valued at the break-up value, if the latest balance sheet is available, or at ₹1, as per RBI guidelines.

k. Investments in units of Venture Capital Funds (VCFs)/Alternative Investment Funds (AIFs) are categorised under HTM category for an initial period of three years and valued at cost. The units of VCFs/AIFs categorised under AFS are valued at the net asset value (NAV) declared by the VCFs/AIFs respectively. If the latest NAV is not available continuously for more than 18 months, the units of VCFs/AIFs are valued at ₹ 1, as per RBI guidelines.

l. The units of Infrastructure Investment Trust (InvIT) are valued as per the quoted price available on the exchange.

m. At the end of each reporting period, security receipts issued by the asset reconstruction companies are valued in accordance with the guidelines applicable to such instruments, prescribed by RBI from time to time. Accordingly, in cases where the cash flows from security receipts issued by the asset reconstruction companies are limited to the actual realisation of the financial assets assigned to the instruments in the concerned scheme, the Bank reckons the net asset value obtained from the asset reconstruction company from time to time, for valuation of such investments at each reporting period end. The Bank makes additional provisions on the security receipts based on the remaining period to end. The security receipts which are outstanding and not redeemed as at the end of the resolution period are treated as loss assets and are fully provided.

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

n. Depreciation/provision on non-performing investments is made as per internal provisioning norms, subject to minimum provisioning requirements of RBI.

o. Gain/loss on sale of investments is recognised in the profit and loss account. Cost of investments is computed based on the First-In-First-Out (FIFO) method. The profit from sale of investment under HTM category, net of taxes and transfer to statutory reserve is transferred to “Capital Reserve” in accordance with the RBI guidelines.

p. The Bank undertakes short sale transactions in dated central government securities in accordance with RBI guidelines. The short positions are categorised under HFT category and are marked-to-market. The mark-to-market loss is charged to profit and loss account and gain, if any, is ignored as per RBI guidelines.

q. Market repurchase, reverse repurchase and transactions with RBI under Liquidity Adjustment Facility (LAF)/ Marginal Standing Facility (MSF) are accounted for as borrowing and lending transactions in accordance with the extant RBI guidelines.

ii) The Bank’s consolidating venture capital fund carries investments at fair values, with unrealised gains and temporary losses on investments recognised as components of investors’ equity and accounted for in the unrealised investment reserve account. The realised gains and losses on investments and units in mutual funds and unrealised gains or losses on revaluation of units in mutual funds are accounted for in the profit and loss account. Provisions are made in respect of accrued income considered doubtful. Such provisions as well as any subsequent recoveries are recorded through the profit and loss account. Subscription to/purchase of investments are accounted at the cost of acquisition inclusive of brokerage, commission and stamp duty.

iii) The Bank’s primary dealership and securities broking subsidiaries classify the securities held with the intention of holding for short-term and trading as stock-in-trade which are valued at lower of cost or market value. The securities classified by primary dealership subsidiary as held-to-maturity, as permitted by RBI, are carried at amortised cost. Appropriate provision is made for other than temporary diminution in the value of investments. Commission earned in respect of securities acquired upon devolvement is reduced from the cost of acquisition.

iv) The Bank’s housing finance subsidiary classifies its investments as current investments and long-term investments. Investments that are readily realisable and intended to be held for not more than a year are classified as current investments, which are carried at the lower of cost and net realisable value. All other investments are classified as long-term investments, which are carried at their acquisition cost or at amortised cost, if acquired at a premium over the face value. Any premium over the face value of the securities acquired is amortised over the remaining period to maturity on a constant yield basis. However, a provision for diminution in value is made to recognise any other than temporary decline in the value of such long-term investments.

v) The Bank’s overseas banking subsidiaries account for unrealised gain/loss, net of tax, on investment in ‘AFS’/‘Fair Value Through Other Comprehensive Income’ (FVOCI) category directly in their reserves. Further unrealised gain/loss on investment in ‘HFT’/‘Fair Value Through Profit and Loss’ (FVTPL) category is accounted directly in the profit and loss account. Investments in ‘HTM’/‘amortised cost’ category are carried at amortised cost.

vi) In the case of life and general insurance businesses, investments are made in accordance with the Insurance Act, 1938 (amended by the Insurance Laws (Amendment) Act, 2015), the IRDA (Investment) Regulations, 2016 and various other circulars/notifications issued by the IRDAI in this context from time to time.

In the case of life insurance business, valuation of investments (other than linked business) is done on the following basis:

a. All debt securities including government securities and redeemable preference shares are considered as ‘held to maturity’ and stated at historical cost, subject to amortisation of premium or accretion of discount over the period of maturity/holding on a constant yield basis.

b. Listed equity shares and equity exchange traded funds (ETF) are stated at fair value being the last quoted closing price on the National Stock Exchange (NSE) (or BSE, in case the investments are not listed on NSE).

Unlisted equity shares are stated at acquisition cost less impairment, if any. Equity shares lent under the Securities Lending and Borrowing scheme (SLB) continue to be recognised in the Balance Sheet as the Company retains all the associated risks and rewards of these securities. Non-traded and thinly traded equity share are valued at last available price on NSE/BSE or the value derived using valuation principle of net worth per share, whichever is lower.

c. Mutual fund units are valued based on the previous day's net asset value.

Unrealised gains/losses arising due to changes in the fair value of listed equity shares and mutual fund units are taken to 'Revenue and other reserves' and 'Liabilities on policies in force' in the balance sheet for Shareholders' fund and Policyholders' fund respectively for life insurance business.

In the case of general insurance business, valuation of investments is done on the following basis:

a. All debt securities including government securities, money market instruments, non-convertible and redeemable preference shares and excluding Additional Tier-1 perpetual bonds are considered as 'held to maturity' and accordingly stated at amortised cost determined after amortisation of premium or accretion of discount over the holding/maturity period in accordance with income recognition policy.

Additional Tier-1 perpetual bonds

Additional Tier-1 perpetual bond investments are valued at fair value using market yield rates published by rating agency registered with the Securities and Exchange Board of India (SEBI).

b. Listed equities and convertible preference shares at the balance sheet date are stated at fair value, being the last quoted closing price on the NSE and in case these are not listed on NSE, then based on the last quoted closing price on the BSE.

c. Mutual fund investments (other than venture capital fund) are stated at fair value, being the closing net asset value at balance sheet date.

d. Investments other than mentioned above are valued at cost.

Unrealised gains/losses arising due to changes in the fair value of listed equity shares, convertible preference shares and mutual fund investments and Additional Tier-I perpetual bonds are taken to 'Revenue and other reserves' in the balance sheet for general insurance business.

Insurance subsidiaries assess at each balance sheet date whether there is any indication that any investment may be impaired. If any such indication exists, the carrying value of such investment is reduced to its recoverable amount and the impairment loss is recognised in the revenue(s)/profit and loss account. The previously impaired loss is also reversed on disposal/realisation of securities and results thereon are recognised.

The total proportion of investments for which subsidiaries have applied accounting policies different from the Bank as mentioned above, is approximately 25.57% of the total investments at March 31, 2024.

14. Loans and other credit facilities

i) Loans and other credit facilities of the Bank are accounted for in accordance with the extant RBI guidelines as given below:

The Bank classifies its loans and investments, including at overseas branches and overdues arising from crystallised derivative contracts, into performing and NPAs in accordance with RBI guidelines. Loans and advances held at the overseas branches that are identified as impaired as per host country regulations but which are standard as per the extant RBI guidelines, are classified as NPAs to the extent of amount outstanding in the respective host country. Further, NPAs are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by RBI. Interest on non-performing advances is transferred to an interest suspense account and not recognised in profit and loss account until received.

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

The Bank considers an account as restructured, where for economic or legal reasons relating to the borrower's financial difficulty, the Bank grants concessions to the borrower, that the Bank would not otherwise consider. The moratorium granted to the borrowers based on RBI guidelines is not accounted as restructuring of loan. Certain specified guidelines by RBI requires the asset classification to be maintained as 'Standard'. Therefore, the borrowers where resolution plan was implemented under these guidelines are classified as standard restructured.

In the case of corporate loans and advances, provisions are made for sub-standard and doubtful assets as per internal provisioning norms, subject to minimum provisioning requirements of RBI. Loss assets and the unsecured portion of doubtful assets are fully provided. For impaired loans and advances held in overseas branches, which are performing as per RBI guidelines, provisions are made as per the host country regulations. For loans and advances held in overseas branches, which are NPAs both as per RBI guidelines and host country guidelines, provisions are made at the higher of the provisions required as per internal provisioning norms and host country regulations. Provisions on homogeneous non-performing retail loans and advances, subject to minimum provisioning requirements of RBI, are made on the basis of the ageing of the loan. The specific provisions on non-performing retail loans and advances held by the Bank are higher than the minimum regulatory requirements.

In respect of non-retail loans reported as fraud to RBI, the entire amount is provided over a period not exceeding four quarters starting from the quarter in which fraud has been detected. In respect of non-retail loans where there has been delay in reporting the fraud to the RBI or which are classified as loss accounts, the entire amount is provided immediately. In case of fraud in retail accounts, the entire amount is provided immediately. In respect of borrowers classified as non-cooperative borrowers or willful defaulters, the Bank makes accelerated provisions as per RBI guidelines.

The Bank holds specific provisions against non-performing loans and advances, and against certain performing loans and advances in accordance with RBI directions.

The Bank makes provision on restructured loans subject to minimum requirements as per RBI guidelines. Provision due to diminution in the fair value of restructured/rescheduled loans and advances is made in accordance with the applicable RBI guidelines.

Non-performing and restructured loans are upgraded to standard as per the extant RBI guidelines or host country regulations, as applicable.

In terms of RBI guideline, the NPAs are written-off in accordance with the Bank's policy. Amounts recovered against bad debts written-off are recognised in the profit and loss account.

The Bank maintains general provision on performing loans and advances in accordance with the RBI guidelines, including provisions on loans to borrowers having unhedged foreign currency exposure, provisions on loans to specific borrowers in specific stressed sector, provision on exposures to step-down subsidiaries of Indian companies and provision on incremental exposure to borrowers identified as per RBI's large exposure framework. For performing loans and advances in overseas branches, the general provision is made at higher of aggregate provision required as per host country regulations and RBI requirement.

In addition to the provisions required to be held according to the asset classification status, provisions are held for individual country exposures including indirect country risk (other than for home country exposure). The countries are categorised into seven risk categories namely insignificant, low, moderately low, moderate, moderately high, high and very high, and provisioning is made on exposures exceeding 180 days on a graded scale ranging from 0.25% to 25%. For exposures with contractual maturity of less than 180 days, provision is required to be held at 25% of the rates applicable to exposures exceeding 180 days. The indirect exposure is reckoned at 50% of the exposure. If the country exposure (net) of the Bank in respect of each country does not exceed 1% of the total funded assets, no provision is required on such country exposure.

The Bank makes additional provisions as per RBI guidelines for the cases where viable resolution plan has

not been implemented within the timelines prescribed by the RBI from the date of default. These additional provisions are written-back on satisfying the conditions for reversal as per RBI guidelines.

The Bank, on prudent basis, has made contingency provision on certain loan portfolios, including borrowers who had taken moratorium at any time during FY2021 under the extant RBI guidelines related to Covid-19 regulatory package. The Bank also makes additional contingency provision on certain standard assets. The contingency provision is included in 'Schedule 5 - Other Liabilities and Provisions'.

The Bank has a Board approved policy for making floating provision, which is in addition to the specific and general provisions made by the Bank. The floating provision is utilised, with the approval of Board and RBI, in case of contingencies which do not arise in the normal course of business and are exceptional and non-recurring in nature and for making specific provision for impaired loans as per the requirement of extant RBI guidelines or any regulatory guidance/instructions. The floating provision is netted-off from advances.

ii) In the case of the Bank's housing finance subsidiary, loans and other credit facilities are classified as per the Master Directions – Non Banking Financial Company – Housing Finance Companies (Reserve Bank) Directions, 2021 issued by Reserve Bank of India ('Master Direction'). Further, NPAs are classified into sub-standard, doubtful and loss assets based on criteria stipulated in the Master Direction. Additional provisions are made against specific non-performing assets over and above what is stated above, if in the opinion of management, increased provisions are necessary. General provision on restructured loans is made as per RBI guidelines.

iii) In the case of the Bank's UK subsidiary, loans are stated net of allowance for credit losses. Loans are classified as impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition on the loan (a loss event) and that loss event (or events) has an impact on the estimated future cash flows of the loans that can be reliably estimated. An allowance for impairment losses is maintained at a level that management considers adequate to absorb identified credit related losses as well as losses that have occurred but have not yet been identified.

iv) The Bank's Canadian subsidiary measures impairment loss on all financial assets using expected credit loss (ECL) model based on a three-stage approach. The ECL for financial assets that are not credit-impaired and for which there is no significant increase in credit risk since origination, is computed using 12-month probability of default (PD) and represents the lifetime cash shortfalls that will result if a default occurs in next 12 months. The ECL for financial assets, that are not credit-impaired but have experienced a significant increase in credit risk since origination, is computed using a life time PD, and represents lifetime cash shortfalls that will result if a default occurs during the expected life of financial assets. A financial asset is considered credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. The allowance for credit losses for impaired financial assets is computed based on individual assessment of expected cash flows from such assets.

The total proportion of loans for which subsidiaries have applied accounting policies different from the Bank as mentioned above, is approximately 6.08% of the total loans at March 31, 2024.

15. Transfer and servicing of assets

The Bank transfers commercial and consumer loans through securitisation transactions. The transferred loans are de-recognised and gains/losses are accounted, only if the Bank surrenders the rights to benefits specified in the underlying securitised loan contract. Recourse and servicing obligations are accounted for net of provisions.

In accordance with the RBI guidelines for securitisation of standard assets, with effect from February 1, 2006, the profit/premium arising from securitisation is amortised over the life of the securities issued or to be issued by the special purpose vehicle to which the assets are sold. With effect from May 7, 2012, the RBI guidelines require the profit/premium arising from securitisation to be amortised based on the method prescribed in the guidelines. As per the RBI guidelines issued on September 24, 2021, gain realised at the time of securitisation of loans is accounted through profit and loss account on completion of transaction. The Bank accounts for any loss arising from securitisation immediately at the time of sale.

The unrealised gains, associated with expected future margin income is recognised in profit and loss account on receipt of cash, after absorbing losses, if any.

Net income arising from sale of loan assets through direct assignment with recourse obligation is amortised over the life of underlying assets sold and net income from sale of loan assets through direct assignment, without any recourse obligation, is recognised at the time of sale. Net loss arising on account of direct assignment of loan assets is recognised at the time of sale. As per the RBI guidelines issued on September 24, 2021, any loss or realised gain from sale of loan assets through direct assignment is accounted through profit and loss account on completion of transaction.

The acquired loans is carried at acquisition cost. In case premium is paid on a loan acquired, premium is amortised over the loan tenure.

In accordance with RBI guidelines, in case of non-performing loans sold to Asset Reconstruction Companies (ARCs), the Bank reverses the excess provision in profit and loss account in the year in which amounts are received. Any shortfall of sale value over the net book value on sale of such assets is recognised by the Bank in the year in which the loan is sold.

The Canadian subsidiary has entered into securitisation arrangements in respect of its originated and purchased mortgages. ICICI Bank Canada either retains substantially all the risk and rewards or retains control over these mortgages, hence these arrangements do not qualify for de-recognition accounting under their local accounting standards. It continues to recognise the mortgages securitised as “Loans and Advances” and the amounts received through securitisation are recognised as “Other borrowings”.

16. Fixed assets (Property, Plant and Equipment)

Fixed assets, other than premises of the Bank and its housing finance subsidiary are carried at cost less accumulated depreciation and impairment, if any. In case of the Bank and its housing finance subsidiary, premises are carried at revalued amount, being fair value at the date of revaluation less accumulated depreciation. Cost includes freight, duties, taxes and incidental expenses related to the acquisition and installation of the asset. Depreciation is charged over the estimated useful life of fixed assets on a straight-line basis. The useful life of the groups of fixed assets for domestic group companies is based on past experience and expectation of usage, which for some categories of fixed assets, is different from the useful life as prescribed in Schedule II to the Companies Act, 2013.

Assets purchased/sold during the year are depreciated on a pro-rata basis for the actual number of days the asset has been capitalised.

The Group assets individually costing up to ₹ 5,000/- are depreciated fully in the year of acquisition. Further, profit on sale of premises by the Bank is appropriated to capital reserve, net of transfer to Statutory Reserve and taxes, in accordance with RBI guidelines.

In case of revalued/impaired assets, depreciation is provided over the remaining useful life of the assets with reference to revised asset values. In case of premises, which are carried at revalued amounts, the depreciation on the excess of revalued amount over historical cost is transferred from Revaluation Reserve to General Reserve annually.

Non-banking assets

Non-banking assets (NBAs) acquired in satisfaction of claims are valued at the market value on a distress sale basis or value of loan, whichever is lower. Further, the Bank creates provision on these assets as per the extant RBI guidelines or specific RBI directions.

17. Foreign exchange and derivative contracts

Derivative transactions comprises of forward contracts, futures, swaps and options. The Group undertakes derivative transactions for trading and hedging balance sheet assets and liabilities.

The forward exchange contracts that are not intended for trading and are entered into to establish the amount of reporting currency required or available at the settlement date of a transaction are effectively valued at closing spot rate. The premium or discount arising on inception of such forward exchange contracts is amortised over the life of the contract as interest income/expense. All other outstanding forward exchange contracts are revalued based on the exchange rates notified by FEDAI for specified maturities and at interpolated rates for contracts of interim maturities. The contracts of longer maturities where exchange rates are not notified by FEDAI are revalued based on the forward exchange rates implied by the swap curves in respective currencies. The resultant gains or losses are recognised in the profit and loss account.

The swap contracts entered to hedge on-balance sheet assets and liabilities are structured such that they bear an opposite and offsetting impact with the underlying on-balance sheet items. The impact of such derivative instruments is correlated with the movement of underlying assets and liabilities and accounted pursuant to the principles of hedge accounting. The Group identifies the hedged item (asset or liability) at the inception of the transaction itself. Hedge effectiveness is ascertained at the time of the inception of the hedge and periodically thereafter. Based on RBI circular issued on June 26, 2019, the accounting of hedge relationships established after June 26, 2019 is in accordance with the Guidance note on Accounting for Derivative Contracts issued by ICAI. The swaps under hedge relationships established prior to that date are accounted for on an accrual basis and are not marked to market unless their underlying transaction is marked-to-market. Gains or losses arising from hedge ineffectiveness, if any, are recognised in the profit and loss account except in the case of the Bank's overseas banking subsidiaries.

In overseas subsidiaries, in case of fair value hedge, the hedging transactions and the hedged items (for the risks being hedged) are measured at fair value with changes recognised in the profit and loss account and in case of cash flow hedges, changes in the fair value of effective portion of the cash flow hedge are taken to 'Revenue and other reserves' and ineffective portion, if any, are recognised in the profit and loss account.

The derivative contracts entered into for trading purposes are marked to market and the resulting gain or loss is accounted for in the profit and loss account. Marked-to-market values of such derivatives are classified as assets when the fair value is positive or as liabilities when the fair value is negative. Premium for Foreign currency/Indian rupees option transaction is recognised as income/expense on expiry or early termination of the transaction. Mark to market gain/loss (adjusted for premium received/paid on options contracts) is recorded in the profit and loss account. The gain or loss arising on unwinding or termination of the contracts, is accounted for in the Profit and Loss account. Currency futures contracts are marked to market using daily settlement price on a trading day, which is the closing price of the respective futures contracts on that day. Pursuant to RBI guidelines, any receivables under derivative contracts which remain overdue for more than 90 days and mark-to-market gains on other derivative contracts with the same counter-parties are reversed through the profit and loss account.

18. Impairment of assets

The immovable fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An asset is treated as impaired when its carrying amount exceeds its recoverable amount. The impairment is recognised by debiting the profit and loss account and is measured as the amount by which the carrying amount of the impaired assets exceeds their recoverable value. The Bank and its housing finance subsidiary follows revaluation model of accounting for its premises and the recoverable amount of the revalued assets is considered to be close to its revalued amount. Accordingly, separate assessment for impairment of premises is not required.

For assets other than premises, the Group assesses at each balance sheet date whether there is any indication that an asset may be impaired. Impairment loss, if any, is provided in the profit and loss account to the extent the carrying amount of assets exceeds their estimated recoverable amount.

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

19. Lease transactions

Lease payments including cost escalations for assets taken on operating lease are recognised as an expense in the profit and loss account over the lease term on straight line basis. The leases of property, plant and equipment, where substantially all of the risks and rewards of ownership are transferred to the Bank are classified as finance lease. Minimum lease payments under finance lease are apportioned between the finance costs and outstanding liability.

20. Earnings per share

Basic earnings per share is calculated by dividing the net profit or loss after tax for the year attributable to equity shareholders by the weighted average number of equity shares outstanding for the year.

Diluted earnings per share reflect the potential dilution that could occur if contracts to issue equity shares were exercised or converted during the year. Diluted earnings per equity share is computed using the weighted average number of equity shares and dilutive potential equity shares issued by the group outstanding during the year, except where the results are anti-dilutive.

21. Bullion transaction

The Bank deals in bullion business on a consignment basis. The bullion is priced to the customers based on the price quoted by the supplier. The difference between price recovered from customers and cost of bullion is accounted for as commission at the time of sales to the customers. The Bank also deals in bullion on a borrowing and lending basis and the interest expense/income is accounted on accrual basis.

22. Share issue expenses

Share issue expenses are deducted from Securities Premium Account in terms of Section 52 of the Companies Act, 2013.

23. Segment Reporting

The disclosure related to segment information is in accordance with AS-17, Segment Reporting and as per guidelines issued by RBI.

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

SCHEDULE 18

NOTES FORMING PART OF THE ACCOUNTS

The following additional disclosures have been made taking into account the requirements of Accounting Standards (ASs) and Reserve Bank of India (RBI) guidelines.

1. Earnings per share

Basic and diluted earnings per equity share are computed in accordance with AS 20 - Earnings per share. Basic earnings per equity share is computed by dividing net profit/(loss) after tax by the weighted average number of equity shares outstanding during the year. Diluted earnings per equity share is computed using the weighted average number of equity shares and weighted average number of dilutive potential equity shares outstanding during the year.

The following table sets forth, for the periods indicated, the computation of earnings per share.

₹ in million, except per share data

Particulars	Year ended March 31, 2024	Year ended March 31, 2023
Net profit/(loss) attributable to equity shareholders used in computation of Basic and Diluted EPS	**442,563.7**	340,366.4
Nominal value per share (₹)	**2.00**	2.00
Basic earnings per share (₹)	**63.19**	48.86
Effect of potential equity shares (₹)	**(1.23)**	(1.02)
Diluted earnings per share (₹)[1]	**61.96**	47.84
Reconciliation between weighted shares used in computation of basic and diluted earnings per share		
Weighted average number of equity shares outstanding used in computation of Basic EPS	**7,003,943,116**	6,966,305,957
Add: Effect of potential equity shares	**128,245,813**	138,684,400
Weighted average number of equity shares outstanding used in computation of Diluted EPS	**7,132,188,929**	7,104,990,357

1. The dilutive impact is due to options granted to employees by the Group.

2. Related party transactions

The Group has transactions with its related parties comprising associates/other related entities and key management personnel and relatives of key management personnel.

I. Related parties

Associates/other related entities

Sr. no.	Name of the entity	Nature of relationship
1.	ICICI Lombard General Insurance Company Limited	Associate[1]
2.	Arteria Technologies Private Limited	Associate
3.	India Advantage Fund-III	Associate
4.	India Advantage Fund-IV	Associate
5.	India Infradebt Limited	Associate
6.	ICICI Merchant Services Private Limited	Associate
7.	I-Process Services (India) Private Limited	Associate[2]
8.	NIIT Institute of Finance, Banking and Insurance Training Limited	Associate
9.	Comm Trade Services Limited	Other related entity
10.	ICICI Foundation for Inclusive Growth	Other related entity
11.	Cheryl Advisory Private Limited	Other related entity

1. ICICI Lombard General Insurance Company Limited ceased to be an associate and became a subsidiary of the Bank w.e.f. February 29, 2024.

2. I-Process Services (India) Private Limited ceased to be an associate and became a subsidiary of the Bank w.e.f. March 20, 2024 and became a wholly-owned subsidiary of the Bank w.e.f. March 22, 2024.

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

Key management personnel

Sr. no.	Name of the Key management personnel	Relatives of the Key management personnel
1.	Mr. Sandeep Bakhshi	• Ms. Mona Bakhshi • Mr. Shivam Bakhshi • Ms. Aishwarya Bakshi • Ms. Esha Bakhshi • Ms. Minal Bakhshi • Mr. Sameer Bakhshi • Mr. Ritwik Thakurta • Mr. Ashwin Pradhan • Ms. Radhika Bakhshi
2.	Mr. Anup Bagchi (upto April 30, 2023)	• Ms. Mitul Bagchi • Mr. Aditya Bagchi • Mr. Shishir Bagchi • Mr. Arun Bagchi
3.	Mr. Sandeep Batra	• Mr. Pranav Batra • Ms. Arushi Batra • Mr. Vivek Batra • Ms. Veena Batra
4.	Mr. Rakesh Jha (w.e.f. September 2, 2022)	• Mr. Narendra Kumar Jha • Mr. Navin Ahuja • Mr. Sharad Bansal • Ms. Aparna Ahuja • Ms. Apoorva Jha Bansal • Ms. Pushpa Jha • Ms. Sanjali Jha • Ms. Swati Jha
5.	Ms. Vishakha Mulye (upto May 31, 2022)	• Mr. Vivek Mulye • Ms. Vriddhi Mulye • Mr. Vighnesh Mulye • Dr. Gauresh Palekar • Ms. Shalaka Gadekar • Dr. Nivedita Palekar
6.	Mr. Ajay Kumar Gupta (w.e.f. March 15, 2024)	• Dr. Shabnam Gupta • Mr. Akhil Gupta • Mr. Aneesh Gupta • Mr. Ashok Gupta • Mr. Vinay Gupta • Ms. Aparna Gupta • Ms. Madhu Gupta • Ms. Rita Agarwal • Ms. Shanti Gupta • Shyam Lall Gupta HUF

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

II. *Transactions with related parties*

The following table sets forth, for the periods indicated, the significant transactions between the Group and its related parties.

₹ in million

Particulars	Year ended March 31, 2024	Year ended March 31, 2023
Interest income	**380.2**	**438.0**
Associates/others	**379.3**	434.8
Key management personnel	**0.9**	3.2
Income from services rendered	**1,589.2**	**1,422.7**
Associates/others	**1,588.4**	1,419.9
Key management personnel	**0.6**	0.9
Relatives of key management personnel	**0.2**	1.9
Gain/(loss) on forex and derivative transactions (net)	**61.6**	**50.8**
Associates/others	**61.6**	50.8
Income from shared services	**243.4**	**326.5**
Associates/others	**243.4**	326.5
Dividend income	**2,582.9**	**2,347.1**
Associates/others	**2,582.9**	2,347.1
Insurance claims received	**40.1**	**163.0**
Associates/others	**40.1**	163.0
Interest expense	**218.0**	**225.7**
Associates/others	**193.8**	205.2
Key management personnel	**14.4**	15.3
Relatives of key management personnel	**9.8**	5.2
Expenses for services received	**13,043.6**	**15,702.6**
Associates/others	**13,043.6**	15,702.6
Insurance premium paid	**3,288.0**	**3,544.6**
Associates/others	**3,288.0**	3,544.6
Expenses for shared services and other payments	**5.0**	**0.8**
Associates/others	**5.0**	0.8
Insurance claims, surrenders and annuities paid	**44.1**	**19.0**
Associates/others	**43.6**	18.5
Key management personnel	**0.5**	0.5
CSR related reimbursement of expenses	**5,170.0**	**4,441.1**
Associates/others	**5,170.0**	4,441.1
Donation given	**712.3**	**564.5**
Associates/others	**712.3**	564.5

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

₹ in million

Particulars	Year ended March 31, 2024	Year ended March 31, 2023
Volume of fixed deposits placed	**11,834.1**	**7,076.0**
Associates/others	**11,718.6**	6,916.7
Key management personnel	**84.9**	133.5
Relatives of key management personnel	**30.6**	25.8
Purchase of investments	**3,904.1**	**1,634.0**
Associates/others	**3,904.1**	1,634.0
Sale of Investments	**23,777.9**	**31,667.3**
Associates/others	**23,777.9**	31,667.3
Investments in the securities issued by related parties	**20,937.8**	**1,850.0**
Associates/others	**20,937.8**	1,850.0
Issuance of securities to related parties	**-**	**1,000.0**
Associates/others	**-**	1,000.0
Redemption/buyback of Investments by related parties	**2,500.0**	**1,615.5**
Associates/others	**2,500.0**	1,615.5
Purchase of fixed assets	**1.7**	**3.4**
Associates/others	**1.7**	3.4
Forex/swaps/derivatives and forwards transactions entered (notional value)	**6,939.8**	**6,619.8**
Associates/others	**6,939.8**	6,619.8
Guarantees/letters of credit given by the Group	**0.1**	**5.0**
Associates/others	**0.1**	5.0
Insurance premium received	**49.4**	**58.7**
Associates/others	**48.7**	55.3
Key management personnel	**0.3**	2.6
Relatives of key management personnel	**0.4**	0.8
Remuneration to wholetime directors[1]	**287.0**	**336.6**
Key management personnel	**287.0**	336.6
Dividend paid	**5.2**	**3.9**
Key management personnel	**4.3**	3.2
Relatives of key management personnel	**0.9**	0.7
Value of ESOPs exercised	**86.3**	**306.2**
Key management personnel	**86.3**	306.2
Sale of fixed assets	**-**	**0.2**
Key management personnel	**-**	0.2

1. *Excludes the perquisite value on employee stock options exercised and includes performance bonus paid during the period.*

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

III. Material transactions with related parties

The following table sets forth, for the periods indicated, the material transactions between the Group and its related parties. A specific related party transaction is disclosed as a material related party transaction wherever it exceeds 10% of all related party transactions in that category.

₹ in million

Particulars	Year ended March 31, 2024	Year ended March 31, 2023
Interest income		
1 India Infradebt Limited	**365.5**	421.2
Income from services rendered		
1 ICICI Lombard General Insurance Company Limited	**1,445.6**	1,267.5
Gain/(loss) on forex and derivative transactions (net)		
1 ICICI Lombard General Insurance Company Limited	**61.6**	50.8
Income from shared services		
1 ICICI Lombard General Insurance Company Limited	**169.6**	262.0
2 I-Process Services (India) Private Limited	**27.0**	27.2
3 ICICI Foundation for Inclusive Growth	**36.6**	37.2
Dividend income		
1 ICICI Lombard General Insurance Company Limited	**2,476.4**	2,240.5
Insurance claims received		
1 ICICI Lombard General Insurance Company Limited	**40.1**	163.0
Interest expense		
1 ICICI Lombard General Insurance Company Limited	**116.5**	140.5
2 ICICI Merchant Services Private Limited	**17.9**	25.9
Expenses for services received		
1 I-Process Services (India) Private Limited	**10,885.4**	10,406.6
2 ICICI Merchant Services Private Limited	**2,085.4**	5,226.6
Insurance Premium paid		
1 ICICI Lombard General Insurance Company Limited	**3,288.0**	3,544.6
Expenses for shared services and other payments		
1 ICICI Lombard General Insurance Company Limited	**5.0**	0.8
Insurance claims, surrenders and annuities paid		
1 ICICI Lombard General Insurance Company Limited	**42.5**	16.2
2 ICICI Foundation for Inclusive Growth	**1.1**	2.3
CSR related reimbursement of expenses		
1 ICICI Foundation for Inclusive Growth	**5,170.0**	4,441.1
Donation given		
1 ICICI Foundation for Inclusive Growth	**712.3**	564.5
Volume of fixed deposits placed		
1 I-Process Services (India) Private Limited	**5,952.9**	4,548.7
2 ICICI Merchant Services Private Limited	**5,330.0**	2,000.0
Purchase of investments		
1 ICICI Lombard General Insurance Company Limited	**3,904.1**	1,634.0
Sale of Investments		
1 ICICI Lombard General Insurance Company Limited	**16,160.8**	24,647.6
2 India Infradebt Limited	**7,617.1**	7,019.7

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

₹ in million

Particulars		Year ended March 31, 2024	Year ended March 31, 2023
Investments in the securities issued by related parties			
1	India Infradebt Limited	**20,937.8**	1,850.0
Issuance of securities to related parties			
1	ICICI Lombard General Insurance Company Limited	**-**	1,000.0
Redemption/buyback of investments by related parties			
1	India Infradebt Limited	**2,500.0**	-
2	ICICI Lombard General Insurance Company Limited	**-**	1,615.5
Purchase of fixed assets			
1	Arteria Technologies Private Limited	**1.7**	3.2
Forex/swaps/derivatives and forwards transactions entered (notional value)			
1	ICICI Lombard General Insurance Company Limited	**6,289.9**	5,933.3
Guarantees/letters of credit given by the Group			
1	NIIT Institute of Finance, Banking and Insurance Training Limited	**0.1**	2.3
2	Arteria Technologies Private Limited	**-**	2.7
Insurance premium received			
1	ICICI Lombard General Insurance Company Limited	**47.2**	54.1
Remuneration to wholetime directors			
1	Mr. Sandeep Bakhshi	**99.7**	95.7
2	Mr. Sandeep Batra	**86.7**	85.3
3	Mr. Rakesh Jha	**84.0**	45.9
4	Mr. Anup Bagchi	**13.7**	86.5
5	Mr. Ajay Kumar Gupta	**2.9**	N.A.
6	Ms. Vishakha Mulye	**N.A.**	23.2
Dividend paid			
1	Mr. Sandeep Bakhshi	**2.2**	1.8
2	Mr. Sandeep Batra	**1.4**	0.6
3	Mr. Rakesh Jha	**0.7**	0.7
4	Mr. Anup Bagchi	**-**	0.0
5	Mr. Shivam Bakhshi	**0.3**	0.4
Value of ESOPs exercised			
1	Mr. Sandeep Bakhshi	**34.5**	27.2
2	Mr. Sandeep Batra	**13.3**	22.0
3	Mr. Rakesh Jha	**38.5**	-
4	Mr. Anup Bagchi	**-**	183.2
5	Ms. Vishakha Mulye	**N.A.**	73.8
Sale of fixed assets			
1	Mr. Rakesh Jha	**-**	0.1
2	Ms. Vishakha Mulye	**N.A.**	0.1

1. 0.0 represents insignificant amount.

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

IV. *Related party outstanding balances*

The following table sets forth, for the periods indicated, the outstanding balances payable to/receivable from related parties.

₹ in million

Items	At March 31, 2024	At March 31, 2023
Deposits accepted	**2,518.0**	**2,960.0**
Associates/others	**2,023.1**	2,603.0
Key management personnel	**350.8**	260.7
Relatives of key management personnel	**144.1**	96.3
Payables	**3,159.4**	**3,718.3**
Associates/others	**3,158.4**	3,716.9
Key management personnel	**0.2**	0.4
Relatives of key management personnel	**0.8**	1.0
Investments of the Group	**11,736.7**	**24,863.5**
Associates/others	**11,736.7**	24,863.5
Investments of related parties in the Group	**8.5**	**1,601.3**
Associates/others	**-**	1,600.0
Key management personnel	**2.5**	1.1
Relatives of key management personnel	**6.0**	0.2
Advances by the Group	**192.6**	**277.4**
Associates/others	**123.0**	191.3
Key management personnel	**68.8**	85.7
Relatives of key management personnel	**0.8**	0.4
Receivables	**238.6**	**1,538.9**
Associates/others	**238.6**	1,538.9
Relatives of key management personnel	**0.0**	-
Guarantees issued by the Group	**60.2**	**63.1**
Associates/others	**60.2**	63.1

1. *0.0 represents insignificant amount.*

V. *Related party maximum balances*

The following table sets forth, for the periods indicated, the maximum balances payable to/receivable from related parties.

₹ in million

Items	Year ended March 31, 2024	Year ended March 31, 2023
Deposits accepted		
Key management personnel	**351.2**	420.7
Relatives of key management personnel	**144.1**	266.6
Payables[2]		
Key management personnel	**1.5**	0.4
Relatives of key management personnel	**0.9**	1.0
Investments of related parties in the Group[2]		
Key management personnel	**2.5**	1.9
Relatives of key management personnel	**6.0**	0.3
Advances by the Group		
Key management personnel	**85.7**	139.2
Relatives of key management personnel	**2.5**	2.3
Receivables[2]		
Relatives of key management personnel	**0.0**	-

1. *0.0 represents insignificant amount.*
2. *Maximum balance is determined based on comparison of the total outstanding balances at each quarter end during the financial year.*

3. Employee Stock Option Scheme (ESOS)/Employees Stock Unit Scheme - 2022 (ESUS 2022)

ICICI Bank:

In terms of the ESOS, as amended, the maximum number of options granted to any eligible employee in a financial year shall not exceed 0.05% of the issued equity shares of the Bank at the time of grant of the options and aggregate of all such options granted to the eligible employees shall not exceed 10.0% of the aggregate number of the issued equity shares of the Bank on the date(s) of the grant of options in line with SEBI regulations. Under the stock option scheme, eligible employees are entitled to apply for equity shares. In April 2016, exercise period was modified from 10 years from the date of grant or five years from the date of vesting, whichever is later, to 10 years from the date of vesting. In June 2017, exercise period was further modified to not exceed 10 years from the date of vesting of options as may be determined by the Board Governance, Remuneration & Nomination Committee to be applicable for future grants. In May 2018, exercise period was further modified to not exceed five years from the date of vesting of options as may be determined by the Board Governance, Remuneration & Nomination Committee to be applicable for future grants.

Options granted after March 2014 vest in a graded manner over a three-year period with 30%, 30% and 40% of the grant vesting in each year, commencing from the end of 12 months from the date of grant other than certain options granted in April 2014 which vested to the extent of 50% on April 30, 2017 and the balance on April 30, 2018 and option granted in September 2015 which vested to the extent of 50% on April 30, 2018 and balance 50% vested on April 30, 2019. Options granted in January 2018 vested at the end of four years from the date of grant. Certain options granted on May 2018, vested to the extent of 50% on May 2021 and balance 50% on May 2022.

Options granted prior to March 2014 except mentioned below, vested in a graded manner over a four-year period, with 20%, 20%, 30% and 30% of the grants vesting in each year, commencing from the end of 12 months from the date of grant. Options granted in April 2009 vested in a graded manner over a five-year period with 20%, 20%, 30% and 30% of grant vesting each year, commencing from the end of 24 months from the date of grant. Options granted in September 2011 vested in a graded manner over a five-year period with 15%, 20%, 20% and 45% of grant vesting each year, commencing from the end of 24 months from the date of the grant.

The exercise price of the Bank's options, except mentioned below, is the last closing price on the stock exchange, which recorded highest trading volume preceding the date of grant of options. In February 2011, the Bank granted 16,692,500 options to eligible employees and whole-time Directors of the Bank and certain of its subsidiaries at an exercise price of ₹ 175.82. This exercise price was the average closing price on the stock exchange during the six months ended October 28, 2010. Of these options granted, 50% vested on April 30, 2014 and the balance 50% vested on April 30, 2015.

The Board of Directors of the Bank at its Meeting held on June 28, 2022, approved the adoption of Employees Stock Unit Scheme - 2022 (Scheme 2022), which was subsequently approved by the shareholders at the Annual General Meeting held on August 30, 2022.

As per the Scheme, maximum of 100,000,000 Units, shall be granted in one or more tranches over a period of seven years from the date of approval of the Scheme 2022 by the shareholders. The maximum number of Units granted to any eligible employee shall not exceed 20,000 units in any financial year and 0.14% of the total units available for grant over a period of seven years from the date of approval of the Unit Scheme by the shareholders.

Units granted under the Scheme 2022 shall vest not later than the maximum vesting period of four years. Exercise price shall be the face value of equity shares of the Bank i.e. ₹ 2 for each unit (as adjusted for any changes in capital structure of the Bank).

Units granted under the scheme vest in a graded manner over a three-year period with 30%, 30% and 40% of the grant vesting in each year, commencing from the end of 13 months from the date of grant. Exercise period of units is five years from the date of vesting, or such shorter period as may be determined by the Board Governance, Remuneration & Nomination Committee for each grant.

The weighted average fair value, based on Black-Scholes model, of options granted during the year ended March 31, 2024 was ₹ 340.59 (year ended March 31, 2023: ₹ 291.15) and of units granted during the year ended March 31, 2024 was ₹ 879.43.

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

The following table sets forth, for the periods indicated, the key assumptions used to estimate the fair value of options granted.

Particulars	Year ended March 31, 2024	Year ended March 31, 2023
Risk-free interest rate	**6.88% to 7.32%**	5.99% to 7.37%
Expected term	**3.23 to 5.23 years**	3.23 to 5.23 years
Expected volatility	**24.78% to 37.41%**	34.79% to 38.98%
Expected dividend yield	**0.56% to 0.85%**	0.27% to 0.72%

The following table sets forth, for the periods indicated, the key assumptions used to estimate the fair value of units granted.

Particulars	Year ended March 31, 2024
Risk-free interest rate	**6.82% to 6.94%**
Expected term	**1.58 to 3.58 years**
Expected volatility	**23.63% to 36.56%**
Expected dividend yield	**0.56%**

Risk free interest rates over the expected term of the option/units are based on the government securities yield in effect at the time of the grant. The expected term of an option/units is estimated based on the vesting term as well as expected exercise behavior of the employees who receive the option/units. Expected exercise behavior is estimated based on the historical stock option exercise pattern of the Bank. Expected volatility during the estimated expected term of the option/units is based on historical volatility determined based on observed market prices of the Bank's publicly traded equity shares. Expected dividends during the estimated expected term of the option/units are based on recent dividend activity.

The following table sets forth, for the periods indicated, the summary of the status of the Bank's stock option plan.

₹ except number of options

Particulars	Stock options outstanding			
	Year ended March 31, 2024		Year ended March 31, 2023	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at the beginning of the year	**225,025,803**	**361.60**	237,197,999	310.82
Add: Granted during the year	**14,635,600**	**894.95**	25,793,500	747.92
Less: Lapsed during the year, net of re-issuance	**1,410,025**	**728.44**	3,921,340	568.36
Less: Exercised during the year	**39,519,912**	**296.27**	34,044,356	276.72
Outstanding at the end of the year	**198,731,466**	**411.26**	**225,025,803**	**361.60**
Options exercisable	**159,296,026**	**324.55**	172,938,533	289.69

The following table sets forth, the summary of stock options outstanding at March 31, 2024.

Range of exercise price (₹ per share)	Number of shares arising out of options	Weighted average exercise price (₹ per share)	Weighted average remaining contractual life (Number of years)
60-199	**4,012,005**	**161.88**	**1.25**
200-399	**115,605,713**	**267.72**	**3.54**
400-599	**42,086,634**	**483.18**	**3.22**
600-799	**22,668,214**	**747.64**	**5.20**
800-899	**14,358,900**	**894.81**	**6.16**

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

The following table sets forth, the summary of stock options outstanding at March 31, 2023.

Range of exercise price (₹ per share)	Number of shares arising out of options	Weighted average exercise price (₹ per share)	Weighted average remaining contractual life (Number of years)
60-199	7,202,993	160.84	1.85
200-399	145,129,078	267.52	4.37
400-599	48,347,432	479.32	4.15
600-799	24,274,900	747.62	6.17
800-899	71,400	862.88	6.58

The following table sets forth, for the periods indicated, the summary of the status of the Bank's stock unit plan.

₹ except number of units

Particulars	Stock Units outstanding			
	Year ended March 31, 2024		Year ended March 31, 2023	
	Number of Units	Weighted average exercise price	Number of Units	Weighted average exercise price
Outstanding at the beginning of the year	**-**	**-**	-	-
Add: Granted during the year	**4,419,670**	**2.00**	-	-
Less: Lapsed during the year, net of re-issuance	**228,860**	**2.00**	-	-
Less: Exercised during the year	**-**	**-**	-	-
Outstanding at the end of the year	**4,190,810**	**2.00**	**-**	**-**
Units exercisable	**2,700**	**2.00**	-	-

At March 31, 2024, the weighted average remaining contractual life of stock units outstanding was 6.24 years.

The options were exercised regularly throughout the period and weighted average share price as per National Stock Exchange price volume data during the year ended March 31, 2024 was ₹ 972.60 (Year ended March 31, 2023: ₹ 832.00).

ICICI Life:

ICICI Prudential Life Insurance Company Limited has formulated ESOS for their employees. There was no compensation cost for the year ended March 31, 2024 based on the intrinsic value of options.

The following table sets forth, for the periods indicated, a summary of the status of the stock option plan of ICICI Prudential Life Insurance Company Limited.

₹ except number of options

Particulars	Stock options outstanding			
	Year ended March 31, 2024		Year ended March 31, 2023	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at the beginning of the year	**23,942,115**	**435.18**	20,184,630	404.87
Add: Granted during the year	**7,215,300**	**448.95**	5,227,730	541.00
Less: Forfeited/lapsed during the year	**613,390**	**485.02**	199,690	461.18
Less: Exercised during the year	**2,094,015**	**394.28**	1,270,555	384.94
Outstanding at the end of the year	**28,450,010**	**440.61**	**23,942,115**	**435.18**
Options exercisable	**16,332,549**	**415.08**	13,559,815	395.34

The following table sets forth, summary of stock options outstanding of ICICI Prudential Life Insurance Company Limited at March 31, 2024.

Range of exercise price (₹ per share)	Number of shares arising out of options	Weighted average exercise price (₹ per share)	Weighted average remaining contractual life (Number of years)
300-399	**7,363,410**	**379.67**	**2.36**
400-499	**15,904,970**	**435.91**	**5.09**
500-599	**5,127,130**	**540.79**	**5.12**
600-699	**54,500**	**619.43**	**4.87**

The following table sets forth, summary of stock options outstanding of ICICI Prudential Life Insurance Company Limited at March 31, 2023.

Range of exercise price (₹ per share)	Number of shares arising out of options	Weighted average exercise price (₹ per share)	Weighted average remaining contractual life (Number of years)
300-399	8,825,615	379.70	3.20
400-499	9,896,370	428.41	5.27
500-599	5,165,630	541.00	6.10
600-699	54,500	619.43	5.06

ICICI General[1]:

ICICI Lombard General Insurance Company Limited has formulated ESOS for their employees. There was no compensation cost for the year ended March 31, 2024 based on the intrinsic value of options.

The following table sets forth, for the periods indicated, a summary of the status of the stock option plan of ICICI Lombard General Insurance Company Limited.

₹ except number of options

Particulars	Stock options outstanding	
	Year ended March 31, 2024	
	Number of options	Weighted average exercise price
Outstanding at the beginning of the year	**12,646,890**	**1,398.39**
Add: Granted during the year	**4,527,220**	**1,115.92**
Less: Forfeited/lapsed during the year	**1,074,224**	**1,276.98**
Less: Exercised during the year	**1,563,002**	**1,055.30**
Outstanding at the end of the year	**14,536,884**	**1,074.44**
Options exercisable	**5,497,000**	**888.94**

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

The following table sets forth, summary of stock options outstanding of ICICI Lombard General Insurance Company Limited at March 31, 2024.

Range of exercise price (₹ per share)	Number of shares arising out of options	Weighted average exercise price (₹ per share)	Weighted average remaining contractual life (Number of years)
700-800	**1,105,080**	**715.15**	**2.45**
800-1100	**1,540,310**	**1,086.85**	**2.05**
1100-1200	**4,038,370**	**1,104.10**	**6.05**
1200-1300	**1,924,840**	**1,235.15**	**3.11**
1300-1400	**3,439,304**	**1,363.10**	**5.41**
1400-1500	**2,348,980**	**1,417.15**	**4.05**
1500-1600	**40,000**	**1,589.70**	**5.10**
1600-1700	**100,000**	**1,639.25**	**6.90**

1. ICICI Lombard General Insurance Company Limited ceased to be an associate and became a subsidiary of the Bank w.e.f. February 29, 2024.

ICICI Securities:

ICICI Securities Limited has formulated ESOS and ESUS 2022 for their employees. There was no compensation cost for the year ended March 31, 2024 based on the intrinsic value of options.

The following table sets forth, for the periods indicated, a summary of the status of the stock option plan of ICICI Securities Limited.

₹ except number of options

Particulars	Stock options outstanding			
	Year ended March 31, 2024		Year ended March 31, 2023	
	Number of options	Weighted average exercise price (₹ per share)	Number of options	Weighted average exercise price (₹ per share)
Outstanding at the beginning of the year	**4,146,544**	**445.94**	2,939,279	342.43
Add: Granted during the year	**2,568,250**	**473.28**	1,657,700	624.68
Less: Forfeited/lapsed during the year	**165,680**	**544.97**	263,980	514.77
Less : Exercised during the year	**489,029**	**349.77**	186,455	305.89
Outstanding at the end of the year	**6,060,085**	**462.58**	**4,146,544**	**445.94**
Options exercisable	**2,266,545**	**382.85**	1,588,294	306.03

The following table sets forth, summary of stock options outstanding of ICICI Securities Limited at March 31, 2024.

Range of exercise price (₹ per share)	Number of shares arising out of options	Weighted average exercise price (₹ per share)	Weighted average remaining contractual life (Number of years)
200-249	**505,550**	**221.45**	**2.06**
250-299	**37,730**	**256.55**	**1.55**
350-399	**994,940**	**361.00**	**3.10**
400-449	**625,410**	**424.60**	**4.05**
450-499	**2,362,550**	**465.10**	**6.05**
500-549	**4,700**	**512.10**	**5.80**
600-649	**1,529,205**	**624.94**	**5.17**

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

The following table sets forth, summary of stock options outstanding of ICICI Securities Limited at March 31, 2023.

Range of exercise price (₹ per share)	Number of shares arising out of options	Weighted average exercise price (₹ per share)	Weighted average remaining contractual life (Number of years)
200-249	696,230	221.45	3.10
250-299	37,730	256.55	2.98
350-399	1,127,904	361.00	4.13
400-449	749,880	424.60	5.10
500-549	4,700	512.10	6.81
600-649	1,523,800	625.00	6.05
750-799	6,300	774.60	5.30

The following table sets forth, for the periods indicated, a summary of the status of the stock unit plan of ICICI Securities Limited.

₹ except number of options

Particulars	Stock options outstanding			
	Year ended March 31, 2024		Year ended March 31, 2023	
	Number of options	Weighted average exercise price (₹ per share)	Number of options	Weighted average exercise price (₹ per share)
Outstanding at the beginning of the year	**-**	**-**	-	-
Add: Granted during the year	**800,990**	**5.00**	-	-
Less: Lapsed during the year, net of re-issuance	**92,770**	**5.00**	-	-
Less: Exercised during the year	**-**	**-**	-	-
Outstanding at the end of the year	**708,220**	**5.00**	**-**	**-**
Options exercisable	**-**	**-**	-	-

At March 31, 2024, the weighted average remaining contractual life of stock units outstanding was 6.13 years.

4. Fixed assets

The following table sets forth, for the periods indicated, the movement in software acquired by the Group, as included in fixed assets.

₹ in million

Particulars	At March 31, 2024	At March 31, 2023
At cost at March 31 of preceding year	**36,232.4**	33,010.5
Add: Adjustments[1,2]	**8,307.6**	-
Adjusted cost at March 31	**44,540.0**	33,010.5
Additions during the year	**7,555.5**	5,480.1
Deductions during the year	**(876.3)**	(2,258.2)
Depreciation to date	**(37,492.7)**	(26,065.1)
Net block	**13,726.5**	**10,167.3**

1. *ICICI Lombard General Insurance Company Limited ceased to be an associate and became a subsidiary of the Bank w.e.f. February 29, 2024.*
2. *I-Process Services (India) Private Limited ceased to be an associate and became a subsidiary of the Bank w.e.f. March 20, 2024 and became a wholly-owned subsidiary of the Bank w.e.f. March 22, 2024.*

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

5. Assets on lease

5.1 Assets taken under operating lease

Operating leases primarily comprise office premises which are renewable at the option of the Group.

(i) The following table sets forth, for the periods indicated, the details of liability for premises taken on non-cancellable operating leases.

₹ in million

Particulars	At March 31, 2024	At March 31, 2023
Not later than one year	**992.7**	924.1
Later than one year and not later than five years	**2,462.6**	1,443.2
Later than five years	**2,375.1**	396.2
Total	**5,830.4**	**2,763.5**

(ii) Total of non-cancellable lease payments recognised in the profit and loss account for the year ended March 31, 2024 is ₹ 1,540.5 million (year ended March 31, 2023: ₹ 1,064.3 million).

5.2 Assets taken under finance lease

The following table sets forth, for the periods indicated, the details of assets taken on finance leases.

₹ in million

Particulars	At March 31, 2024	At March 31, 2023
A. Total minimum lease payments outstanding		
Not later than one year	**249.8**	271.3
Later than one year and not later than five years	**359.9**	596.1
Later than five years	**0.2**	14.9
Total	**609.9**	**882.3**
B. Interest cost payable		
Not later than one year	**42.6**	70.0
Later than one year and not later than five years	**41.1**	83.3
Later than five years	**-**	0.5
Total	**83.7**	**153.8**
C. Present value of minimum lease payments payable (A-B)		
Not later than one year	**207.2**	201.3
Later than one year and not later than five years	**318.8**	512.8
Later than five years	**0.2**	14.4
Total	**526.2**	**728.5**

5.3 Assets given under finance lease

The following table sets forth, for the periods indicated, the details of finance leases.

₹ in million

Particulars	At March 31, 2024	At March 31, 2023
Future minimum lease receipts		
Present value of lease receipts	**34.3**	50.2
Unmatured finance charges	**0.8**	2.0
Sub total	**35.1**	**52.2**
Less: collective provision	**(0.1)**	(0.2)
Total	**35.0**	**52.0**
Maturity profile of future minimum lease receipts		
- Not later than one year	**35.1**	19.0
- Later than one year and not later than five years	**0.0**	33.2
- Later than five years	**-**	-
Total	**35.1**	**52.2**
Less: collective provision	**(0.1)**	(0.2)
Total	**35.0**	**52.0**

Maturity profile of present value of lease rentals

The following table sets forth, for the periods indicated, the details of maturity profile of present value of finance lease receipts.

₹ in million

Particulars	At March 31, 2024	At March 31, 2023
Maturity profile of future present value of finance lease receipts		
- Not later than one year	**34.3**	17.7
- Later than one year and not later than five years	**-**	32.5
- Later than five years	**-**	-
Total	**34.3**	**50.2**
Less: collective provision	**(0.1)**	(0.2)
Total	**34.2**	**50.0**

6. Provisions and contingencies

The following table sets forth, for the periods indicated, the break-up of provisions and contingencies included in the profit and loss account.

₹ in million

Particulars	Year ended March 31, 2024	Year ended March 31, 2023
Provision for depreciation of investments[1]	**7,049.6**	13,917.0
Provision towards non-performing and other assets	**9,635.7**	(3,653.5)
Provision towards income tax		
a) Current	**136,933.0**	114,564.4
b) Deferred	**17,343.2**	3,370.0
Other provisions and contingencies[2,3]	**20,438.8**	59,135.7
Total provisions and contingencies	**191,400.3**	**187,333.6**

1. *During the year ended March 31, 2024, the Group made a provision of ₹ 5,105.0 million against its investments in Alternative Investment Funds (AIFs) as per RBI circular dated December 19, 2023.*
2. *No contingency provision was made by the Bank during year ended March 31, 2024 (year ended March 31, 2023: ₹ 56,500.0 million).*
3. *Includes general provision made towards standard assets, provision made on fixed assets acquired under debt-asset swap and non-fund based facilities.*

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

The Group has assessed its obligations arising in the normal course of business, including pending litigations, proceedings pending with tax authorities and other contracts including derivative and long-term contracts. In accordance with the provisions of Accounting Standard - 29 on 'Provisions, Contingent Liabilities and Contingent Assets', the Group recognises a provision for material foreseeable losses when it has a present obligation as a result of a past event and it is probable that an outflow of resources will be required to settle the obligation, in respect of which a reliable estimate can be made. In cases where the available information indicates that the loss on the contingency is reasonably possible or the amount of loss cannot be reasonably estimated, a disclosure to this effect is made as contingent liabilities in the financial statements. The Group does not expect the outcome of these proceedings to have a materially adverse effect on its financial results. For insurance contracts booked in its life insurance subsidiary, reliance has been placed on the Appointed Actuary for actuarial valuation of 'liabilities for policies in force'. The Appointed Actuary has confirmed that the assumptions used in valuation of liabilities for policies in force are in accordance with the guidelines and norms issued by the IRDAI and the Institute of Actuaries of India in concurrence with the IRDAI.

7. Employee benefits

Pension

The following tables set forth, for the periods indicated, movement of the present value of the defined benefit obligation, fair value of plan assets and other details for pension benefits.

₹ in million

Particulars	Year ended March 31, 2024	Year ended March 31, 2023
Opening obligations	**18,429.1**	**18,661.0**
Service cost	**114.8**	151.7
Interest cost	**1,314.0**	1,150.6
Actuarial (gain)/loss	**(11.5)**	758.2
Past service cost	**306.9**[1]	-
Liabilities extinguished on settlement	**(2,137.9)**	(2,192.6)
Benefits paid	**(95.5)**	(99.8)
Obligations at the end of year	**17,919.9**	**18,429.1**
Opening plan assets, at fair value	**18,190.2**	**19,843.3**
Expected return on plan assets	**1,361.0**	1,522.0
Actuarial gain/(loss)	**439.5**	(682.0)
Assets distributed on settlement	**(2,375.4)**	(2,436.2)
Contributions	**401.7**	42.9
Benefits paid	**(95.5)**	(99.8)
Closing plan assets, at fair value	**17,921.5**	**18,190.2**
Fair value of plan assets at the end of the year	**17,921.5**	18,190.2
Present value of the defined benefit obligations at the end of the year	**(17,919.9)**	(18,429.1)
Amount not recognised as an asset (limit in Para 59(b) of AS 15 on 'employee benefits')	**-**	-
Asset/(liability)	**1.6**	**(238.9)**
Cost[2]		
Service cost	**114.8**	151.7
Interest cost	**1,314.0**	1,150.6
Expected return on plan assets	**(1,361.0)**	(1,522.0)

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

₹ in million

Particulars	Year ended March 31, 2024	Year ended March 31, 2023
Actuarial (gain)/loss	**(451.0)**	1,440.2
Past service cost	**306.9**[1]	-
Curtailments & settlements (gain)/loss	**237.5**	243.6
Effect of the limit in para 59(b) of AS 15 on 'employee benefits'	**-**	(401.9)
Net cost	**161.2**	**1,062.2**
Actual return on plan assets	**1,800.5**	840.0
Expected employer's contribution next year	**400.0**	1,000.0
Investment details of plan assets		
Government of India securities	**41.46%**	41.74%
Corporate bonds	**46.59%**	48.30%
Equity securities in listed companies	**9.35%**	7.08%
Others	**2.60%**	2.88%
Assumptions		
Discount rate	**7.20%**	7.30%
Salary escalation rate:		
On Basic pay	**1.50%**	1.50%
On Dearness relief	**8.00%**	8.00%
Estimated rate of return on plan assets	**7.50%**	7.50%

1. *Represents impact towards dearness allowance neutralization as per IBA notification dated October 16, 2023.*
2. *Included in line item 'Payments to and provision for employees' of Schedule- 16 Operating expenses.*

Estimated rate of return on plan assets is based on the expected average long-term rate of return on investments of the Fund during the estimated term of the obligations.

Experience adjustment

₹ in million

Particulars	Year ended March 31, 2024	Year ended March 31, 2023	Year ended March 31, 2022	Year ended March 31, 2021	Year ended March 31, 2020
Fair value of plan assets	**17,921.5**	18,190.2	19,843.3	21,162.2	16,972.1
Defined benefit obligations	**(17,919.9)**	(18,429.1)	(18,661.0)	(20,265.6)	(19,914.3)
Amount not recognised as an asset (limit in para 59(b) of AS 15 on 'employee benefits')	**-**	-	(401.9)	(304.8)	-
Surplus/(deficit)	**1.6**	(238.9)	780.4	591.8	(2,942.2)
Experience adjustment on plan assets	**439.5**	(682.0)	(331.9)	521.9	741.1
Experience adjustment on plan liabilities	**(227.0)**	805.8	809.0	613.4	2,186.1

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

Gratuity

The following table sets forth, for the periods indicated, movement of the present value of the defined benefit obligation, fair value of plan assets and other details for gratuity benefits of the Group.

₹ in million

Particulars	Year ended March 31, 2024	Year ended March 31, 2023
Opening obligations	**18,896.8**	**16,895.1**
Add: Adjustment for exchange fluctuation on opening obligation	**2.4**	12.2
Add: Adjustment[1,2]	**1,695.1**	-
Adjusted obligations	**20,594.3**	**16,907.3**
Service cost	**1,915.7**	1,643.8
Interest cost	**1,435.5**	1,166.7
Actuarial (gain)/loss	**1,246.5**	1,108.1
Past service cost	**-**	(72.2)
Liability transferred from/to other companies	**13.9**	20.9
Benefits paid	**(1,785.0)**	(1,877.8)
Obligations at the end of the year	**23,420.9**	**18,896.8**
Opening plan assets, at fair value	**17,061.6**	**16,738.3**
Add: Adjustment[1,2]	**1,608.9**	-
Adjusted plan assets at fair value	**18,670.5**	**16,738.3**
Expected return on plan assets	**1,238.9**	1,197.7
Actuarial gain/(loss)	**870.5**	(577.3)
Contributions	**3,932.8**	1,544.4
Assets transferred from/to other companies	**13.9**	36.5
Benefits paid	**(1,778.1)**	(1,877.8)
Closing plan assets, at fair value	**22,948.5**	**17,061.6**
Fair value of plan assets at the end of the year	**22,948.5**	17,061.6
Present value of the defined benefit obligations at the end of the year	**(23,420.9)**	(18,896.8)
Amount not recognised as an asset (limit in para 59(b) of AS 15 on 'employee benefits')	**-**	-
Asset/(liability)	**(472.4)**	**(1,835.2)**
Cost[3]		
Service cost	**1,915.7**	1,643.8
Interest cost	**1,435.5**	1,166.7
Expected return on plan assets	**(1,238.9)**	(1,197.7)
Actuarial (gain)/loss	**376.1**	1,685.4
Past service cost	**-**	(72.2)
Exchange fluctuation loss/(gain)	**2.4**	12.2
Effect of the limit in para 59(b) of AS 15 on 'employee benefits'	**-**	-
Net cost	**2,490.8**	**3,238.2**
Actual return on plan assets	**2,109.3**	620.4
Expected employer's contribution next year	**1,731.0**	1,731.0

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

₹ in million

Particulars	Year ended March 31, 2024	Year ended March 31, 2023
Investment details of plan assets		
Insurer managed funds	**21.85%**	9.97%
Government of India securities	**30.73%**	30.07%
Corporate bonds	**34.90%**	42.87%
Equity	**11.23%**	15.04%
Others	**1.29%**	2.05%
Assumptions		
Discount rate	**7.15%-7.25%**	7.30%-7.50%
Salary escalation rate	**7.00%-10.00%**	7.00%-10.00%
Estimated rate of return on plan assets	**7.00%-7.50%**	7.00%-8.00%

1. *ICICI Lombard General Insurance Company Limited ceased to be an associate and became a subsidiary of the Bank w.e.f. February 29, 2024.*
2. *I-Process Services (India) Private Limited ceased to be an associate and became a subsidiary of the Bank w.e.f. March 20, 2024 and became a wholly-owned subsidiary of the Bank w.e.f. March 22, 2024.*
3. *Included in line item 'Payments to and provision for employees' of Schedule- 16 Operating expenses.*

Estimated rate of return on plan assets is based on the expected average long-term rate of return on investments of the Fund during the estimated term of the obligations.

Experience adjustment

₹ in million

Particulars	Year ended March 31, 2024	Year ended March 31, 2023	Year ended March 31, 2022	Year ended March 31, 2021	Year ended March 31, 2020
Fair value of plan assets	**22,948.5**	17,061.6	16,738.3	16,541.6	13,636.8
Defined benefit obligations	**(23,420.9)**	(18,896.8)	(16,895.1)	(16,954.5)	(15,743.6)
Amount not recognised as an asset (limit in para 59(b) of AS 15 on 'employee benefits')	**-**	-	-	-	-
Surplus/(deficit)	**(472.4)**	(1,835.2)	(156.8)	(412.9)	(2,106.8)
Experience adjustment on plan assets	**870.5**	(577.3)	(33.1)	892.1	(167.4)
Experience adjustment on plan liabilities	**1,211.4**	869.4	464.7	(548.2)	253.6

The estimates of future salary increases, considered in actuarial valuation, take into consideration inflation, seniority, promotion and other relevant factors.

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

Provident Fund (PF)

The Group does not have any liability towards interest rate guarantee on exempt provident fund on the basis of actuarial valuation, the Group has not made any provision for the year ended March 31, 2024 (year ended March 31, 2023: Nil).

The following tables set forth, for the periods indicated, movement of the present value of the defined benefit obligation, fair value of plan assets and other details for provident fund of the Group.

₹ in million

Particulars	Year ended March 31, 2024	Year ended March 31, 2023
Opening obligations	**55,367.7**	**49,411.5**
Less: Adjustments[1]	-	(655.3)
Adjusted balance	**55,367.7**	48,756.2
Service cost	**3,381.8**	2,747.6
Interest cost	**4,237.9**	3,367.1
Actuarial (gain)/loss	**919.2**	1,032.8
Employees contribution	**5,726.7**	4,707.4
Liability transferred from/to other companies	**1,169.0**	805.2
Benefits paid	**(5,782.3)**	(6,048.6)
Obligations at end of the year	**65,020.0**	**55,367.7**
Opening plan assets, at fair value	**56,128.1**	**50,656.3**
Less: Adjustments[1]	-	(407.5)
Adjusted balance	**56,128.1**	50,248.8
Expected return on plan assets	**4,613.3**	4,100.3
Actuarial gain/(loss)	**1,400.7**	(432.8)
Employer contributions	**3,381.8**	2,747.6
Employees contributions	**5,726.6**	4,707.4
Assets transfer from/to other companies	**1,169.0**	805.4
Benefits paid	**(5,782.3)**	(6,048.6)
Closing plan assets, at fair value	**66,637.2**	**56,128.1**
Plan assets at the end of the year	**66,637.2**	56,128.1
Present value of the defined benefit obligations at the end of the year	**(65,020.0)**	(55,367.7)
Amount not recognised as an asset (Limit in para 59(b) of AS 15 on 'employee benefits')[2]	**(1,617.2)**	(760.4)
Asset/(liability)	-	-
Cost[3]		
Service cost	**3,381.8**	2,747.6
Interest cost	**4,237.9**	3,367.1
Expected return on plan assets	**(4,613.3)**	(4,100.3)
Actuarial (gain)/loss	**(481.6)**	1,465.6
Effect of limit in para 59(b)[2]	**856.9**	(732.4)

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

₹ in million

Particulars	Year ended March 31, 2024	Year ended March 31, 2023
Net cost	**3,381.7**	**2,747.6**
Actual return on plan assets	**6,014.0**	3,667.5
Expected employer's contribution next year	**3,650.8**	2,965.9
Investment details of plan assets		
Government of India securities	**54.37%**	55.20%
Corporate Bonds	**33.57%**	34.83%
Special deposit scheme	**0.81%**	0.96%
Others	**11.25%**	9.01%
Assumptions		
Discount rate	**7.15%-7.20%**	7.35%-7.40%
Expected rate of return on assets	**7.84%-8.43%**	7.97%-8.76%
Discount rate for the remaining term to maturity of investments	**7.20%-7.25%**	7.40%-7.60%
Average historic yield on the investment	**7.84%-8.53%**	8.01%-8.96%
Guaranteed rate of return	**8.25%-8.25%**	8.15%-8.15%

1. *During the year ended March 31, 2023, ICICI Home Finance Company Limited realised and transferred assets and liabilities of Employee Provident Fund Trust to Central Provident Fund.*
2. *Pursuant to revised Guidance Note 29 on "Valuation of Interest Rate Guarantees on Exempt Provident Funds under AS 15 (Revised)" issued by the Institute of Actuaries of India on February 16, 2022, plan assets held by the PF Trust have been fair valued. The amount represents the fair value gain on plan assets.*
3. *Included in line item 'Payments to and provision for employees' of Schedule- 16 Operating expenses.*

Experience adjustment

₹ in million

Particulars	Year ended March 31, 2024	Year ended March 31, 2023	Year ended March 31, 2022	Year ended March 31, 2021	Year ended March 31, 2020
Fair value of plan assets	**66,637.2**	56,128.1	50,656.3	45,615.2	38,682.6
Defined benefit obligations	**(65,020.0)**	(55,367.7)	(49,411.5)	(45,617.9)	(38,703.4)
Amount not recognised as an asset (limit in para 59(b) AS 15 on 'employee benefits')[1]	**(1,617.2)**	(760.4)	(1,244.8)	-	-
Surplus/(deficit)	**-**	-	-	(2.7)	(20.8)
Experience adjustment on plan assets	**1,400.7**	(432.8)	415.1	663.8	(662.0)
Experience adjustment on plan liabilities	**445.6**	753.2	(684.8)	1,703.3	(129.9)

1. *Pursuant to revised Guidance Note 29 on "Valuation of Interest Rate Guarantees on Exempt Provident Funds under AS 15 (Revised)" issued by Institute of Actuaries of India on February 16, 2022, plan assets held by PF Trust have been fair valued. The amount represents the fair value gain on plan assets.*

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED
SCHEDULES
forming part of the Consolidated Accounts *(Contd.)*

The Group has contributed ₹ 5,861.0 million to provident fund including Government of India managed employees provident fund for the year ended March 31, 2024 (year ended March 31, 2023: ₹ 4,344.2 million), which includes compulsory contribution made towards employee pension scheme under Employees Provident Fund and Miscellaneous Provisions Act, 1952.

Superannuation Fund

The Group has contributed ₹ 355.1 million for the year ended March 31, 2024 (year ended March 31, 2023: ₹ 321.8 million) to Superannuation Fund for employees who had opted for the scheme.

National Pension Scheme (NPS)

The Group has contributed ₹ 452.2 million for the year ended March 31, 2024 (year ended March 31, 2023: ₹ 361.1 million) to NPS for employees who had opted for the scheme.

Compensated absence

The following table sets forth, for the periods indicated, movement in provision for compensated absence.

₹ in million

Particulars	**Year ended March 31, 2024**	**Year ended March 31, 2023**
Total actuarial liability	**5,436.0**	3,629.6
Cost[1]	**1,702.2**	884.9
Assumptions		
Discount rate	**7.12%-7.25%**	7.30%-7.55%
Salary escalation rate	**5.96%-10.00%**	7.00%-10.00%

1. Included in line item 'Payments to and provision for employees' of schedule- 16 Operating expenses.

8. Provision for income tax

The provision for income tax (including deferred tax) for the year ended March 31, 2024 amounted to ₹ 154,276.2 million (year ended March 31, 2023: ₹ 117,934.4 million).

The Group has a comprehensive system of maintenance of information and documents required by transfer pricing legislation under sections 92-92F of the Income Tax Act, 1961. The management is of the opinion that all transactions with international related parties and specified transactions with domestic related parties are primarily at arm's length so that the above legislation does not have material impact on the financial statements.

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

9. Deferred tax

At March 31, 2024, the Group has recorded net deferred tax asset of ₹ 63,115.8 million (March 31, 2023: ₹ 76,194.4 million), which has been included in other assets.

The following table sets forth, for the periods indicated, the break-up of deferred tax assets and liabilities into major items.

₹ in million

Particulars	At March 31, 2024	At March 31, 2023
Deferred tax assets		
Provision for bad and doubtful debts	**95,145.6**	104,780.1
Provision for operating expenses	**4,026.9**	4,026.9
Provision/MTM on investment	**6,774.4**	5,404.1
Provision for expense allowed on payment basis	**5,175.4**	4,870.3
Unexpired risk reserve	**1,486.5**	-
Foreign currency translation reserve[1]	**148.0**	(615.0)
Others[2]	**2,213.2**	822.0
Total deferred tax assets	**114,970.0**	**119,288.4**
Deferred tax liabilities		
Special reserve deduction	**45,489.3**	37,695.4
Mark-to-market gains[1]	**620.6**	490.0
Depreciation on fixed assets	**5,074.3**	4,476.7
Interest on refund of taxes[1]	**441.9**	206.2
Others	**228.1**	225.7
Total deferred tax liabilities	**51,854.2**	**43,094.0**
Total net deferred tax assets/(liabilities)	**63,115.8**	**76,194.4**

1. *These items are considered in accordance with the requirements of Income Computation and Disclosure Standards (ICDS).*
2. *Includes deferred tax assets created primarily on operating loss, interest on credit impaired loans and provision for diminution in value of investments.*

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

10. Information about business and geographical segments

A. Business Segments

Pursuant to the guidelines issued by RBI on AS 17 – Segment Reporting, the following business segments of the Group have been reported.

i. **Retail banking** includes exposures of the Bank which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision (BCBS) document "International Convergence of Capital Measurement and Capital Standards: A Revised Framework". This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.

ii. **Wholesale banking** includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included under Retail banking.

iii. **Treasury** primarily includes the entire investment and derivative portfolio of the Bank.

iv. **Other banking** includes leasing operations and other items not attributable to any particular business segment of the Bank. Further, it includes the Bank's banking subsidiaries i.e. ICICI Bank UK PLC and ICICI Bank Canada.

v. **Life insurance** represents results of ICICI Prudential Life Insurance Company Limited.

vi. **Others** includes ICICI Lombard General Insurance Company Limited, ICICI Home Finance Company Limited, ICICI Venture Funds Management Company Limited, ICICI International Limited, ICICI Securities Primary Dealership Limited, ICICI Securities Limited, ICICI Securities Holdings Inc., ICICI Securities Inc., ICICI Prudential Asset Management Company Limited, ICICI Prudential Trust Limited, ICICI Investment Management Company Limited, ICICI Trusteeship Services Limited, ICICI Prudential Pension Funds Management Company Limited and I-Process Services (India) Private Limited.

vii. **Unallocated** includes items such as tax paid in advance net of provision, deferred tax and provisions to the extent reckoned at the entity level.

Income, expenses, assets and liabilities are either specifically identified with individual segments or are allocated to segments on a systematic basis.

All liabilities of the Bank are transfer priced to a central treasury unit, which pools all funds and lends to the business units at appropriate rates based on the relevant maturity of assets being funded after adjusting for regulatory reserve requirements.

The transfer pricing mechanism of the Bank is periodically reviewed. The segment results are determined based on the transfer pricing mechanism prevailing for the respective reporting periods.

The results of reported segments for the year ended March 31, 2024 are not comparable with that of reported segments for the year ended March 31, 2023 to the extent new entities have been consolidated and entities that have been discontinued from consolidation.

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

The following table sets forth, the business segment results for the year ended March 31, 2024.

₹ in million

Sr. no.	Particulars	Retail banking	Wholesale banking	Treasury	Other banking business	Life insurance	Others	Inter-segment adjustments	Total
1	Revenue	1,345,475.7	717,802.2	1,137,018.3	64,034.0	542,361.3	159,326.8	(1,605,641.1)	2,360,377.2
2	**Segment results**[1]	188,491.7	199,717.1	146,408.8	16,384.0	9,232.3	62,301.7	(18,192.0)	604,343.6
3	Unallocated expenses								-
4	Share of profit from associates								10,737.7
5	Operating profit (2) – (3) + (4)[1]								615,081.3
6	Income tax expenses (net)/(net deferred tax credit)								154,276.2
7	**Net profit**[2] **(5) – (6)**								460,805.1
	Other information								
8	Segment assets	7,193,136.2	4,824,561.0	6,340,548.0	893,056.2	2,987,952.9	1,508,283.1	(182,618.8)	23,564,918.6
9	Unallocated assets								75,711.7
10	**Total assets (8) + (9)**								23,640,630.3
11	Segment liabilities	10,198,454.9	4,565,715.3	3,815,846.8[3]	607,215.6[3]	2,989,997.0[3]	1,515,019.5[3]	(182,618.8)[3]	23,509,630.3
12	Unallocated liabilities								131,000.0
13	**Total liabilities (11) + (12)**								23,640,630.3
14	Capital expenditure	19,984.4	7,806.3	1,390.0	598.4	3,128.9	3,669.0	-	36,577.0
15	Depreciation	10,978.1	4,596.4	788.2	444.8	1,129.0	1,432.0	(16.4)	19,352.1

1. *Profit before tax and minority interest.*
2. *Includes share of net profit of minority shareholders.*
3. *Includes share capital and reserves and surplus.*

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

The following table sets forth, the business segment results for the year ended March 31, 2023.

₹ in million

Sr. no.	Particulars	Retail banking	Wholesale banking	Treasury	Other banking business	Life insurance	Others	Inter-segment adjustments	Total
1	Revenue	1,037,753.4	506,148.5	845,369.2	44,640.0	479,301.7	97,259.8	(1,148,684.6)	**1,861,788.0**
2	**Segment results[1]**	**175,336.8**	**157,857.8**	**140,372.1**	**10,014.5**	**8,968.9**	**42,023.7**	**(15,509.2)**	**519,064.6**
3	Unallocated expenses								**56,500.0**
4	Share of profit from associates								**9,982.9**
5	Operating profit (2) – (3) + (4)[1]								**472,547.5**
6	Income tax expenses (net)/(net deferred tax credit)								**117,934.4**
7	**Net profit[2] (5) – (6)**								**354,613.1**
	Other information								
8	Segment assets	6,039,593.7	4,328,743.5	5,129,405.0	836,960.5	2,556,899.0	711,348.4	(114,612.3)	**19,488,337.8**
9	Unallocated assets								**96,567.2**
10	**Total assets (8) + (9)**								**19,584,905.0**
11	Segment liabilities	8,913,545.4	3,472,764.9	3,344,275.6[3]	564,779.6[3]	2,558,472.0[3]	714,679.8[3]	(114,612.3)[3]	**19,453,905.0**
12	Unallocated liabilities								**131,000.0**
13	**Total liabilities (11) + (12)**								**19,584,905.0**
14	Capital expenditure	11,682.9	5,251.8	610.6	455.2	1,357.0	1,884.8	-	**21,242.3**
15	Depreciation	9,274.5	3,427.2	335.8	405.2	835.1	884.2	(16.4)	**15,145.6**

1. Profit before tax and minority interest.

2. Includes share of net profit of minority shareholders.

3. Includes share capital and reserves and surplus.

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

B. *Geographical segments*

The Group reports its operations under the following geographical segments.

- **Domestic operations** comprise branches and subsidiaries/joint ventures in India.
- **Foreign operations** comprise branches and subsidiaries/joint ventures outside India and offshore banking units in India.

The Group conducts transactions with its customers on a global basis in accordance with their business requirements, which may span across various geographies.

The following tables set forth, for the periods indicated, the geographical segment results.

₹ in million

Revenue	Year ended March 31, 2024	Year ended March 31, 2023
Domestic operations[1]	**2,296,083.0**	1,819,445.3
Foreign operations	**75,031.9**	52,325.6
Total	**2,371,114.9**	**1,871,770.9**

1. Includes share of profit from associates of ₹ 10,737.7 million (March 31, 2023: ₹ 9,982.9 million).

₹ in million

Assets	At March 31, 2024	At March 31, 2023
Domestic operations	**22,366,146.4**	18,242,212.3
Foreign operations	**1,198,772.2**	1,246,125.5
Total	**23,564,918.6**	**19,488,337.8**

1. Segment assets do not include tax paid in advance/tax deducted at source (net) and deferred tax assets (net).

The following table sets forth, for the periods indicated, capital expenditure and depreciation thereon for the geographical segments.

₹ in million

Particulars	Capital expenditure incurred during the		Depreciation provided during the	
	Year ended March 31, 2024	Year ended March 31, 2023	Year ended March 31, 2024	Year ended March 31, 2023
Domestic operations	**36,299.6**	20,914.1	**19,081.8**	14,867.2
Foreign operations	**277.4**	328.2	**270.4**	278.4
Total	**36,577.0**	**21,242.3**	**19,352.2**	**15,145.6**

11. Penalties/fines imposed by banking regulatory bodies

RBI imposed a penalty of ₹ 121.9 million on October 17, 2023 based on the deficiency observed in regulatory compliance with the Banking Regulation Act, during Statutory Inspections for supervisory evaluation (ISE 2020 and ISE 2021) of the Bank conducted by RBI (year ended March 31, 2023: Nil).

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

12. Additional information to consolidated accounts

Additional information to consolidated accounts at March 31, 2024 (Pursuant to Schedule III of the Companies Act, 2013).

₹ in million

Name of the entity	Net assets[2]		Share in profit or loss	
	% of total net assets	Amount	% of total net profit	Amount
Parent				
ICICI Bank Limited	**93.1%**	**2,383,993.2**	**92.4%**	**408,882.7**
Subsidiaries				
Indian				
ICICI Securities Primary Dealership Limited	**0.7%**	**18,288.0**	**0.9%**	**4,139.1**
ICICI Securities Limited	**1.5%**	**38,825.6**	**3.9%**	**17,305.9**
ICICI Home Finance Company Limited	**1.1%**	**28,029.3**	**1.2%**	**5,316.0**
ICICI Trusteeship Services Limited	**0.0%**	**9.7**	**0.0%**	**1.1**
ICICI Investment Management Company Limited	**0.0%**	**129.5**	**(0.0%)**	**(57.6)**
ICICI Venture Funds Management Company Limited	**0.1%**	**2,483.4**	**0.0%**	**110.2**
ICICI Prudential Life Insurance Company Limited	**4.3%**	**110,082.3**	**1.9%**	**8,523.9**
ICICI Lombard General Insurance Company Limited[3]	**5.1%**	**129,493.3**	**0.3%**	**1,543.9**
ICICI Prudential Trust Limited	**0.0%**	**19.8**	**0.0%**	**4.7**
ICICI Prudential Asset Management Company Limited	**1.0%**	**24,849.0**	**4.1%**	**18,145.0**
ICICI Prudential Pension Funds Management Company Limited	**0.0%**	**560.2**	**(0.0%)**	**(17.2)**
I-Process Services (India) Private Limited[4]	**0.0%**	**619.8**	**0.0%**	**15.6**
Foreign				
ICICI Bank UK PLC	**1.1%**	**28,146.7**	**0.5%**	**2,277.8**
ICICI Bank Canada	**1.1%**	**28,043.6**	**1.0%**	**4,500.7**
ICICI International Limited	**0.0%**	**130.6**	**0.0%**	**6.7**
ICICI Securities Holdings Inc.	**0.0%**	**131.9**	**(0.0%)**	**(1.0)**
ICICI Securities Inc.	**0.0%**	**396.5**	**0.0%**	**25.6**
Other consolidated entities				
Indian				
ICICI Strategic Investments Fund	**0.0%**	**129.8**	**0.0%**	**7.6**
Foreign				
NIL	**-**	**-**	**-**	**-**
Minority Interests	**(5.4%)**	**(138,884.2)**	**(4.1%)**	**(18,241.4)**
Associates				
Indian				
ICICI Lombard General Insurance Company Limited[3]			**1.9%**	**8,452.0**
I-Process Services (India) Private Limited[4]			**0.0%**	**25.4**
NIIT Institute of Finance Banking and Insurance Training Limited	**-**	**-**	**0.0%**	**10.7**

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

₹ in million

Name of the entity	Net assets[2]		Share in profit or loss	
	% of total net assets	Amount	% of total net profit	Amount
ICICI Merchant Services Private Limited	**-**	**-**	**0.0%**	**215.8**
India Infradebt Limited	**-**	**-**	**0.4%**	**1,869.7**
India Advantage Fund III	**-**	**-**	**0.0%**	**60.6**
India Advantage Fund IV	**-**	**-**	**0.0%**	**85.7**
Arteria Technologies Private Limited	**-**	**-**	**0.0%**	**17.9**
Foreign				
NIL	**-**	**-**	**-**	**-**
Joint Ventures				
NIL	**-**	**-**	**-**	**-**
Inter-company adjustments	**(3.7%)**	**(94,039.7)**	**(4.7%)**	**(20,663.4)**
TOTAL	**100.0%**	**2,561,438.3**	**100.0%**	**442,563.7**

1. *0.0 represents insignificant amount.*
2. *Total assets minus total liabilities.*
3. *ICICI Lombard General Insurance Company Limited ceased to be an associate and became a subsidiary of the Bank w.e.f. February 29, 2024.*
4. *I-Process Services (India) Private Limited ceased to be an associate and became a subsidiary of the Bank w.e.f. March 20, 2024 and became a wholly-owned subsidiary of the Bank w.e.f. March 22, 2024.*

Additional information to consolidated accounts at March 31, 2023 (Pursuant to Schedule III of the Companies Act, 2013).

₹ in million

Name of the entity	Net assets[2]		Share in profit or loss	
	% of total net assets	Amount	% of total net profit	Amount
Parent				
ICICI Bank Limited	93.6%	2,007,153.8	93.7%	318,965.0
Subsidiaries				
Indian				
ICICI Securities Primary Dealership Limited	0.7%	15,815.5	0.4%	1,277.8
ICICI Securities Limited	1.3%	28,219.2	3.3%	11,334.7
ICICI Home Finance Company Limited	1.1%	22,998.6	1.1%	3,653.1
ICICI Trusteeship Services Limited	0.0%	8.7	0.0%	0.1
ICICI Investment Management Company Limited	0.0%	187.0	(0.0%)	(58.7)
ICICI Venture Funds Management Company Limited	0.1%	2,473.3	0.0%	61.9
ICICI Prudential Life Insurance Company Limited	4.7%	100,915.8	2.4%	8,106.6
ICICI Prudential Trust Limited	0.0%	16.9	0.0%	2.2
ICICI Prudential Asset Management Company Limited	1.0%	21,478.8	4.4%	15,077.0
ICICI Prudential Pension Funds Management Company Limited	0.0%	577.5	0.0%	28.3

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

₹ in million

Name of the entity	Net assets[2]		Share in profit or loss	
	% of total net assets	Amount	% of total net profit	Amount
Foreign				
ICICI Bank UK PLC	1.2%	26,158.3	0.3%	1,045.9
ICICI Bank Canada	1.2%	25,256.2	0.8%	2,818.9
ICICI International Limited	0.0%	122.0	0.0%	8.9
ICICI Securities Holdings Inc.	0.0%	132.7	0.0%	2.0
ICICI Securities Inc.	0.0%	364.8	0.0%	58.3
Other consolidated entities				
Indian				
ICICI Strategic Investments Fund	0.0%	119.4	0.0%	3.7
Foreign				
NIL	-	-	-	-
Minority interests	**(3.1%)**	**(66,867.5)**	**(4.2%)**	**(14,246.7)**
Associates				
Indian				
ICICI Lombard General Insurance Company Limited	-	-	2.4%	8,303.1
I-Process Services (India) Private Limited	-	-	0.0%	37.7
NIIT Institute of Finance Banking and Insurance Training Limited	-	-	0.0%	3.3
ICICI Merchant Services Private Limited	-	-	0.0%	63.0
India Infradebt Limited	-	-	0.5%	1,560.2
India Advantage Fund III	-	-	0.0%	0.0
India Advantage Fund IV	-	-	(0.0%)	(0.2)
Arteria Technologies Private Limited	-	-	0.0%	15.7
Foreign				
NIL	-	-	-	-
Joint Ventures				
NIL	-	-	-	-
Inter-company adjustments	**(1.8%)**	**(40,153.1)**	**(5.1%)**	**(17,755.4)**
TOTAL	**100.0%**	**2,144,977.9**	**100.0%**	**340,366.4**

1. *0.0 represents insignificant amount.*
2. *Total assets minus total liabilities.*

13. Revaluation of fixed assets

The Bank and its housing finance subsidiary follows the revaluation model for their premises (land and buildings) other than improvements to leasehold property as per AS 10 – 'Property, Plant and Equipment'. In accordance with the policy, annual revaluation is carried out through external valuers, using methodologies such as direct sales comparison method and income capitalisation method and the incremental amount has been taken to revaluation reserve. The revalued amount at March 31, 2024 was ₹ 55,184.5 million (March 31, 2023: ₹ 55,500.0 million) as compared to the historical cost less accumulated depreciation of ₹ 24,062.4 million (March 31, 2023: ₹ 24,581.6 million).

The revaluation reserve is not available for distribution of dividend.

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

14. Proposed dividend on equity shares

The Board of Directors at its meeting held on April 27, 2024 has recommended a dividend of ₹ 10.00 per equity share for the year ended March 31, 2024 (year ended March 31, 2023: ₹ 8.00 per equity share). The declaration and payment of dividend is subject to requisite approvals.

15. Divergence in asset classification and provisioning for NPAs

In terms of the RBI circular no. //DOR.ACC.REC.No.74/21.04.018/2022-23 dated October 11, 2022, banks are required to disclose the divergences in asset classification and provisioning consequent to RBI's annual supervisory process in their notes to accounts to the financial statements, wherever either (a) the additional provisioning requirements assessed by RBI exceed 5% (10% till March 31, 2023) of the reported net profits before provisions and contingencies or (b) the additional gross NPAs identified by RBI exceed 5% (10% till March 31, 2023) of the published incremental gross NPAs for the reference period, or both. Based on the condition mentioned in RBI circular, no disclosure on divergence in asset classification and provisioning for NPAs is required with respect to RBI's supervisory process for the year ended March 31, 2023 and for the year ended March 31, 2022.

16. Disclosure on lending and borrowing activities

The Bank and other subsidiaries, as part of its normal banking business, grants loans and advances, makes investment, provides guarantees to and accept deposits and borrowings from its customers, other entities and persons. These transactions are part of Bank's normal banking business, which is conducted ensuring adherence to all regulatory requirements.

Other than the transactions described above, no funds have been advanced or loaned or invested (either from borrowed funds or share premium or any other sources or kind of funds) by the Bank and other subsidiaries incorporated in India to or in any other persons or entities, including foreign entities ("Intermediaries") with the understanding, whether recorded in writing or otherwise, that the Intermediary shall lend or invest in party identified by or on behalf of the Bank and other subsidiaries incorporated in India (Ultimate Beneficiaries). The Bank and other subsidiaries incorporated in India have also not received any fund from any parties (Funding Party) with the understanding that the Bank and other subsidiaries incorporated in India shall whether, directly or indirectly lend or invest in other persons or entities identified by or on behalf of the Funding Party ("Ultimate Beneficiaries") or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries.

17. Acquisition of ICICI Lombard General Insurance Company Limited

On May 28, 2023, the Board of Directors of the Bank approved to increase shareholding in ICICI Lombard General Insurance Company Limited in multiple tranches up to 4.0% additional shareholding, as permissible under applicable law, to ensure compliance with the Section 19(2) of the Banking Regulation Act, 1949 and make the Company, a subsidiary of the Bank, subject to receipt of necessary regulatory approval(s). On August 4, 2023, RBI vide letter CO.DOR.RAUG.AUT.No.S2656/24.01.002/2023-24, had conveyed the approval to the Bank for acquiring additional stake in ICICI Lombard General Insurance Company Limited. On September 1, 2023, IRDAI vide letter 733/F&I/ToS/ICICIL/FY24/1/59 had also conveyed the approval in connection to above. Accordingly, the Bank through stock exchange mechanism had acquired the additional stake in ICICI Lombard General Insurance Company Limited in multiple tranches, resulting into increase in shareholding of more than 50.0%. Consequently, ICICI Lombard General Insurance Company Limited ceased to be an associate and became a subsidiary of the Bank w.e.f. February 29, 2024. Accordingly, goodwill of ₹ 23,728.3 million was recognised on purchase of additional stake in ICICI Lombard General Insurance Company Limited.

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

18. Acquisition of I-Process Services (India) Private Limited

On February 17-18, 2023, the Board of Directors of the Bank approved to make I-Process Services (India) Private Limited a wholly-owned subsidiary of the Bank, subject to receipt of requisite regulatory and statutory approvals. On September 8, 2023, RBI vide letter CO.DoR.RAUG.No.S3282/24.01.002/2023-24, had conveyed the approval to the Bank in connection to above. On January 30, 2024, the Bank entered into a share purchase agreement in relation to investment in equity shares of I-Process Services (India) Private Limited. Accordingly, the Bank purchased equity shares of the Company in off-market transactions. Consequently, I-Process Services (India) Private Limited ceased to be an associate and became a subsidiary of the Bank w.e.f. March 20, 2024. Subsequently, I-Process Services (India) Private Limited became a wholly-owned subsidiary of the Bank w.e.f. March 22, 2024. Accordingly, capital reserve of ₹ 358.5 million was recognised on purchase of additional stake in I-Process Services (India) Private Limited.

19. De-listing of ICICI Securities Company Limited

The Board of Directors of the Bank on June 29, 2023 approved the draft scheme of arrangement for delisting of equity shares of ICICI Securities Limited, subject to receipt of requisite approvals. Pursuant to the order of the Hon'ble National Company Law Tribunal, Ahmedabad Bench, a meeting of the Equity Shareholders of the Bank was held on March 27, 2024, wherein the proposed Scheme was approved by the requisite majority of shareholders. The scheme is currently pending final approval of the Hon'ble National Company Law Tribunal, Ahmedabad Bench.

20. Additional disclosures

Additional statutory information disclosed in the separate financial statements of the Bank and subsidiaries having no material bearing on the true and fair view on the consolidated financial statements and the information pertaining to the items which are not material have not been disclosed in the consolidated financial statements.

21. Comparative figures

During FY2024, ICICI Lombard General Insurance Company Limited and I-Process Services (India) Private Limited has become subsidiaries due to increase in the Bank's shareholding above 50.0%. Accordingly, the consolidated financial statements for FY2024 are not comparable with the previous year.

Figures of the previous year have been re-grouped to conform to the current year presentation.

Signatures to Schedules 1 to 18

As per our Report of even date.

For **M S K A & Associates**
Chartered Accountants
ICAI Firm Registration no.: 105047W

Tushar Kurani
Partner
Membership no.: 118580

For **KKC & Associates LLP**
Chartered Accountants
ICAI Firm Registration no.: 105146W/W100621

Vinit Jain
Partner
Membership no.: 145911

Mumbai
April 27, 2024

For and on behalf of the Board of Directors

Girish Chandra Chaturvedi
Chairman
DIN-00110996

Uday M. Chitale
Director
DIN-00043268

Sandeep Bakhshi
Managing Director & CEO
DIN-00109206

Rakesh Jha
Executive Director
DIN-00042075

Sandeep Batra
Executive Director
DIN-03620913

Ajay Kumar Gupta
Executive Director
DIN-07580795

Anindya Banerjee
Group Chief Financial Officer

Prachiti Lalingkar
Company Secretary

Rajendra Khandelwal
Chief Accountant

ICICI Bank

STATEMENT PURSUANT TO SECTION 129 OF COMPANIES ACT, 2013

STATEMENT CONTAINING SALIENT FEATURES OF THE FINANCIAL STATEMENTS OF SUBSIDIARIES, ASSOCIATE COMPANIES AND JOINT VENTURES

Part "A": Subsidiaries

₹ in million

Particulars	ICICI Securities Primary Dealership Limited[1]	ICICI Securities Limited[1]	ICICI Securities Holdings Inc.[1,2]	ICICI Securities Inc.[1,2]	ICICI Home Finance Company Limited[1]	ICICI Trusteeship Services Limited	ICICI Investment Management Company Limited	ICICI Venture Funds Management Company Limited	ICICI Prudential Life Insurance Company Limited	ICICI Lombard General Insurance Company Limited[3]	ICICI International Limited[4]	ICICI Bank UK PLC[4]	ICICI Bank Canada[5,6]	ICICI Prudential Trust Limited	ICICI Prudential Asset Management Company Limited[1]	ICICI Prudential Pension Funds Management Company Limited[2]	I-Process Services (India) Private Limited[7]
The date since when subsidiary was acquired	September 15, 1993	March 9, 1995	June 12, 2000	June 13, 2000	November 1, 1999	September 1, 1999	March 9, 2000	March 25, 1998	October 1, 2000	February 24, 2024	February 27, 1998	August 19, 2003	October 13, 2003	August 26, 2005	August 26, 2005	April 22, 2009	March 20, 2024
Paid-up share capital[8]	1,563.4	1,616.8	728.2	571.7	12,035.3	0.5	249.9	10.0	14,406.2	4,926.9	75.1	18,357.1	15,666.1	1.0	176.5	600.0	0.5
Reserves & Surplus	16,957.4	37,310.3	(596.3)	(175.1)	21,847.1	9.2	(120.5)	2,473.9	95,676.1	124,566.5	55.5	9,789.7	14,041.4	18.8	28,651.9	(39.8)	619.2
Total assets	358,462.5	255,876.0	132.7	473.0	238,886.9	10.1	196.4	3,080.6	2,989,997.6	633,083.0	147.0	183,762.9	383,541.9	23.0	35,540.9	615.9	1,781.0
Total liabilities (excluding capital and reserves)	339,941.7	216,948.9	0.8	76.4	205,004.5	0.4	67.0	596.7	2,879,911.8	503,582.6	16.5	155,616.1	353,834.4	3.2	6,712.5	55.7	1,161.2
Investments (including investment in subsidiaries)[9]	315,937.7	4,197.0	94.5	Nil	3,298.4	9.1	145.9	1,299.3	2,897,361.0	489,072.4	#	57,661.6	38,746.3	20.5	28,826.2	516.3	Nil
Turnover (Gross income from operations)	26,289.7	50,480.0	Nil	227.0	26,407.8	2.4	139.4	926.7	432,356.4	255,941.6	52.2	11,926.1	18,863.7	15.2	33,759.0	177.8	11,145.7
Profit/(loss) before taxation	5,855.1	22,749.6	(0.9)	26.5	7,384.5	1.4	(57.6)	108.1	9,232.3	25,551.8	6.8	2,590.2	5,906.5	6.1	26,981.1	(27.1)	149.4
Provision for taxation	1,493.4	5,807.4	#	0.9	1,661.3	(0.3)	Nil	(2.2)	708.4	6,365.9	Nil	190.0	1,571.8	1.3	6,483.8	(9.9)	Nil
Profit/(loss) after taxation	4,361.7	16,942.2	(0.9)	25.6	5,723.2	1.1	(57.6)	110.3	8,523.9	19,185.9	6.8	2,400.2	4,334.7	4.7	20,497.3	(17.2)	149.4
Dividend paid	1,666.6	6,866.0	Nil	Nil	300.9	Nil	Nil	100.0	863.3	5,158.3	Nil	834.1	1,098.8	1.8	14,774.8	Nil	Nil
% of shareholding	100.00%	74.73%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	51.20%	51.27%	100.00%	100.00%	100.00%	50.80%	51.00%	100.00%	100.00%

 # amount less than 0.1 million

Notes:

1. *Financial information as per respective entity Ind AS financial statements pursuant to migration to Ind AS by these entities.*
2. *ICICI Securities Holdings Inc. is a wholly owned subsidiary of ICICI Securities Limited. ICICI Securities Inc. is a wholly owned subsidiary of ICICI Securities Holdings Inc.*
   ICICI Prudential Pension Funds Management Company Limited is a wholly owned subsidiary of ICICI Prudential Life Insurance Company Limited.
3. *ICICI Lombard General Insurance Company Limited ceased to be an associate and became a subsidiary of the Bank w.e.f. February 29, 2024. Accordingly, an amount of ₹ 8,452.0 million has been accounted as per the equity method as prescribed by AS 23 on 'Accounting for investments in Consolidated Financial Statements'.*
4. *The financial information of ICICI Bank UK PLC and ICICI International Limited has been translated into Indian Rupees at the closing rate at March 31, 2024 of 1 USD = ₹ 83.4050.*
5. *The financial information of ICICI Bank Canada is for the period January 1, 2023 to December 31, 2023, being their financial year.*
6. *The financial information of ICICI Bank Canada has been translated into Indian Rupees at the closing rate at December 31, 2023 of 1 CAD = ₹ 62.7900.*
7. *I-Process Services (India) Private Limited ceased to be an associate and became a subsidiary of the Bank w.e.f. March 20, 2024 and became a wholly-owned subsidiary of the Bank w.e.f. March 22, 2024. Accordingly, an amount of ₹ 25.4 million has been accounted as per the equity method as prescribed by AS 23 on 'Accounting for investments in Consolidated Financial Statements'.*
8. *Paid-up share capital does not include share application money.*
9. *Investments include securities held as stock in trade.*
10. *Names of subsidiaries which are yet to commence operations: None*
11. *Names of subsidiaries which have been liquidated or sold during the year: None*

STATEMENT PURSUANT TO SECTION 129 OF COMPANIES ACT, 2013

Part "B": Associate companies and joint ventures

₹ in million

	Name of associate companies/joint ventures	NIIT Institute of Finance Banking and Insurance Training Limited	ICICI Merchant Services Private Limited	India Infradebt Limited	Arteria Technologies Private Limited	Falcon Tyres Limited
1	Latest audited balance sheet date	March 31, 2023	March 31, 2023	March 31, 2024	March 31, 2023	March 31, 2016
2	Date on which the Associate or Joint Venture was associated or acquired	August 7, 2006	December 31, 2009	November 27, 2012	May 29, 2018	December 4, 2014
3	**Shares of associate companies/joint ventures held by ICICI Group at March 31, 2024**					
	Number of equity shares	1,900,000	75,582,000	367,361,007	9,990,000	20,445,177
	Amount of investment in associate companies/joint ventures[2]	37.0	848.6	11,910.6	136.7	Nil
	Extent of holding (%)	18.79%	19.01%	42.33%	19.98%	26.39%
4	Description of significant influence	Note 3	Note 3	Note 4	Note 3	Note 4
5	Reason of non-consolidation of the associate/joint venture	N.A.	N.A.	N.A.	N.A.	Note 5
6	Networth attributable to shareholding as per latest audited balance sheet	30.2	1,200.6	13,672.4	66.3	N.A.
7	**Profit/(loss) for the year ended March 31, 2024**					
	i Considered in consolidation	10.7	218.6	1,869.8	18.0	N.A.
	ii Not considered in consolidation	46.2	931.5	2,547.3	72.1	N.A.

Notes:

1 *The above statement has been prepared based on the principles of Accounting Standard (AS) 23 - Accounting for Investments in Associates in Consolidated Financial Statements, issued by the Institute of Chartered Accountants of India (ICAI), and therefore does not include the companies where ICICI Group does not have any significant influence as defined under AS 23, although the group holds more than 20.00% of total share capital in those companies.*

2 *Represents carrying value.*

3 *In terms of AS 23, issued by ICAI, ICICI Group is deemed to have significant influence through its voting power and representation on the Board of directors of the investee company.*

4 *In terms of AS 23, issued by ICAI, ICICI Group is deemed to have significant influence due to its holding being more than 20.00% of the voting power in the investee company.*

5 *The investment in Falcon Tyres Limited is temporary in nature.*

6 *Names of associates or joint ventures which are yet to commence operations: None*

7 *Names of associates or joint ventures which have been liquidated or sold during the year: None*

For and on behalf of the Board of Directors

Girish Chandra Chaturvedi
Chairman
DIN-00110996

Uday M. Chitale
Director
DIN-00043268

Sandeep Bakhshi
Managing Director & CEO
DIN-00109206

Rakesh Jha
Executive Director
DIN-00042075

Sandeep Batra
Executive Director
DIN-03620913

Ajay Kumar Gupta
Executive Director
DIN-07580795

Mumbai
April 27, 2024

Anindya Banerjee
Group Chief Financial Officer

Prachiti Lalingkar
Company Secretary

Rajendra Khandelwal
Chief Accountant

BASEL PILLAR 3 DISCLOSURES

at March 31, 2024

Pillar 3 disclosures at March 31, 2024 as per Basel III guidelines of RBI have been disclosed separately on the Bank's website under 'Regulatory Disclosures Section' on the home page.

The link to this section is http://www.icicibank.com/regulatory-disclosure.page.

The section contains the following disclosures:

- Qualitative and quantitative disclosures at March 31, 2024
    - Scope of application
    - Capital adequacy
    - Credit risk
    - Securitisation exposures
    - Market risk
    - Operational risk
    - Interest rate risk in the banking book (IRRBB)
    - Liquidity risk
    - Counterparty credit risk
    - Risk management framework of non-banking group companies
    - Disclosure requirements for remuneration
    - Equities – Disclosure for banking book positions
    - Leverage ratio
- Composition of capital
- Composition of capital - reconciliation requirements
- Main features of regulatory capital instruments
- Full terms and conditions of regulatory capital instruments

GLOSSARY OF TERMS

Terms	Definition
Average assets	For the purpose of performance analysis, represents averages of daily balances
Average cost of funds	Cost of interest bearing liabilities
Average equity	Quarterly average of equity share capital and reserves and surplus
Average yield	Yield on interest earning assets
Book value per share	Share capital plus reserves and surplus divided by outstanding number of equity shares
Capital (for CRAR)	Capital includes share capital, reserves and surplus (revaluation reserve and foreign currency translation reserve are considered at discounted amount), capital instruments and general provisions as per the RBI Basel III guidelines
Capital to risk weighted assets ratio (CRAR)	Capital (for CRAR) divided by Risk Weighted Assets (RWAs)
Core operating income	Total income excluding treasury gains
Core operating profit	Profit before provisions and contingencies, excluding treasury gains
Cost to income	Operating expenses divided by net interest income and non-interest income
Earnings per share	Net profit after tax divided by weighted average number of equity shares outstanding during the year
Effective tax rate	Tax expenses divided by profit before tax
High quality liquid assets	Stock of liquid assets which can be readily sold at little or no loss of value or used as collateral to obtain funds
Interest spread	Average yield less average cost of funds
Liquidity coverage ratio	Ratio of unencumbered high quality liquid assets to total net cash outflows estimated for the next 30 calendar days
Net interest income	Total interest earned less total interest expended
Net interest margin	Total interest earned less total interest expended divided by average interest earning assets
Net worth	Total of equity share capital, employees stock options outstanding and reserves and surplus
Operating profit	Profit before provisions and contingencies
Provision coverage ratio	Provision for non-performing advances divided by gross non-performing advances
Provisions to core operating profit	Provisions and contingencies (excluding taxation) divided by core operating profit
Return on average assets	Net profit after tax divided by average assets
Return on average equity	Net profit after tax divided by average equity
Risk weighted assets (RWAs)	RWAs are computed by assigning risk weights as per the RBI Basel III guidelines to various on-balance sheet exposure and off-balance sheet exposures

REGISTERED OFFICE

ICICI Bank Tower,
Near Chakli Circle, Old Padra Road,
Vadodara 390 007
CIN: L65190GJ1994PLC021012

CORPORATE OFFICE

ICICI Bank Towers,
Bandra-Kurla Complex,
Mumbai 400 051

STATUTORY AUDITORS

M S K A & Associates
Chartered Accountants
602, Floor 6, Raheja Titanium,
Western Express Highway,
Geetanjali Railway Colony,
Ram Nagar, Goregaon East,
Mumbai 400 063

KKC & Associates LLP
Chartered Accountants
(formerly Khimji Kunverji & Co LLP)
Sunshine Tower, Level 19,
Senapati Bapat Marg,
Elphinstone Road,
Mumbai 400 013

REGISTRAR AND TRANSFER AGENTS

Equity Shares:

KFin Technologies Limited
Unit : ICICI Bank Limited,
Selenium Building, Tower-B,
Plot No. 31 & 32, Financial District,
Nanakramguda, Serlingampally,
Hyderabad 500 032, Rangareddy, Telangana

Bonds/Debentures:

3i Infotech Limited
International Infotech Park,
Tower # 5, 3rd Floor,
Vashi Railway Station Complex,
Vashi, Navi Mumbai 400 703

OUR APPROACH TO REPORTING

ABOUT THIS REPORT

This is ICICI Bank's Annual Report for the year ended March 31, 2024. It has been prepared in accordance with Indian regulatory reporting requirements as well as the principles of the International Integrated Reporting Framework. Through this report, the Bank aims to provide its stakeholders a comprehensive view of its operations, performance, its financial and non-financial resources and strategy to create long-term value. The report provides insights into the Bank's primary activities, its strategic priorities, risks and mitigants, governance structure, and the manner in which it has leveraged the six capitals, namely Financial, Human, Intellectual, Manufactured, Social and Relationship, and Natural.

REPORTING BOUNDARY

The non-financial information in the integrated report largely covers the operations of ICICI Bank Limited.

REPORTING PERIOD

The Annual Report provides material information relating to the Bank's strategy and business model, operating context, performance and statutory disclosures covering the financial year April 1, 2023 to March 31, 2024.

SAFE HARBOUR

Certain statements in this release relating to a future period of time (including inter alia concerning our future business plans or growth prospects) are forward-looking statements intended to qualify for the 'safe harbor' under applicable securities laws including the US Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. These risks and uncertainties include, but are not limited to statutory and regulatory changes, international economic and business conditions, political or economic instability in the jurisdictions where we have operations, or which affect global or Indian economic conditions, increase in nonperforming loans, unanticipated changes in interest rates, foreign exchange rates, equity prices or other rates or prices, our growth and expansion in business, the adequacy of our allowance for credit losses, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks, changes in India's sovereign rating, as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. Any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this release. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov

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Mumbai 400 051 | www.icicibank.com

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